06012266

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Actavis Group hf

*CURRENT ADDRESS 220 Hafnarfjordur
Iceland

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 06 2006
THOMSON
FINANCIAL

FILE NO. 82- 34959 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
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OICF/BY: EBS
DAT : 4/6/06

RECEIVED
2006 FEB 15 P 3:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ACTAVIS GROUP HF.

MATERIALS ACCOMPANYING APPLICATION BY ACTAVIS GROUP HF. FOR THE RULE 12G3-2(B) EXEMPTION

February 13, 2006

CONFIDENTIAL

Volume 1 of 5

Dewey Ballantine LLP
New York

1301 Avenue of the Americas
New York, New York 10019
Telephone: 212-259-8000
Facsimile: 212-259-6333

Number	Date of Document	Name of Document
1.	2/8/05	Actavis Expands in India via Acquisition and Strategic Collaboration
2.	2/8/05	Actavis Group - Analyst Meeting on 22 February 2005
3.	2/10/05	Actavis Group - Will Publish its results for 4Q on 21 February
4.	2/21/05	Actavis Group hf. - Consolidated financial statements for the year ended 31 December 2004 Euro
5.	2/23/05	Actavis Group - Insider Trading
6.	2/25/05	Actavis sells manufacturing plant in Bulgaria News categories: Corporate news
7.	2/28/05	Actavis Group - Presentation of Annual Results 2004
8.	2/28/05	Actavis Group - Annual Results 2004 News categories: Corporate results
9.	2/28/05	Actavis Group - Presentation of Annual Results 2004 News categories: Corporate results
10.	3/4/05	Actavis Group - Annual General Meeting on 31 March 2005 News categories: Shareholder meetings
11.	3/21/05	Actavis Group - Announcement News categories: Shareholder meetings
12.	3/21/05	Actavis Group - Market making agreement with Íslandsbanki hf. News categories: Corporate news
13.	3/22/05	Actavis acquires Pharma Avalanche News categories: Corporate news
14.	3/23/05	Actavis Group - Agreement to Acgurie Lotus Laboratories News categories: Corporate news
15.	3/23/05	Actavis Group - Chief Executive of Finance to step down News categories: Corporate news
16.	3/24/05	Actavis Group - Proposals for Annual Meeting 31 March 2005 News categories: Shareholder meetings
17.	3/30/05	Actavis Group - Annual Report 2004 News categories: Corporate results
18.	3/30/05	Actavis Group - Dividend payment News categories: Corporate news
19.	3/31/05	Agenda of the annual general meeting of Actavis Group hf. 31 March 2005 News categories: Shareholder meetings
20.	4/1/05	Actavis Group - Results of Annual Meeting 31 March 2005 News categories: Shareholder meetings
21.	5/13/05	Actavis Group, Matching Halted, News Pending News categories: Exchange reactions
22.	5/13/05	Actavis Group - Comment on share price News categories: Corporate news
23.	5/13/05	Actavis Group hf. moved to Observation List News categories: Exchange reactions
24.	5/20/05	Actavis to acquire US generics company Amide

		News categories: Corporate news
25.	5/20/05	Actavis Group moved from Observation List News categories: Exchange reactions
26.	5/20/05	Actavis Group - Announcement News categories: Corporate news
27.	5/23/05	Actavis Group - 1Q Results and Analyst Meeting on 26 May 2005 News categories: Corporate results
28.	5/26/05	Actavis Group - Implementation of IFRS and effect on financial reporting News categories: Corporate news
29.	5/26/05	Actavis Group - 1Q Results News categories: Corporate results
30.	5/26/05	Actavis Group - Implementation of IFRS and effect on financial reporting News categories: Corporate news
31.	5/27/05	Actavis Group - Presentation of 1Q Results News categories: Corporate results
32.	6/1/05	Actavis Group - Reported Insider Trading News categories: Insider trading
33.	6/3/05	Actavis Group hf. - Share Offering - Pre-emptive rights News categories: Corporate news
34.	6/3/05	Actavis Group - Insider Trading News categories: Insider trading
35.	6/7/05	Actavis Group - Share Offering News categories: Corporate news
36.	6/7/05	Actavis Group - Notification of issuer holding News categories: Trading in own shares
37.	6/8/05	Actavis Group - Share options for key managers News categories: Corporate news
38.	6/8/05	Actavis Group - Market Making Agreement with Landsbanki Íslands News categories: Corporate news
39.	6/13/05	Actavis Group - Prospectus News categories: Prospectuses
40.	6/15/05	Actavis Group hf. - Insider Trading News categories: Insider trading
41.	6/15/05	Actavis Group hf. - Insider Trading News categories: Insider trading
42.	6/24/05	Actavis Group closes a successful rights issue News categories: Corporate news
43.	6/24/05	Actavis Group - Announcement News categories: Insider trading
44.	6/28/05	Actavis Group hf. - Insider Trading News categories: Insider trading
45.	7/1/05	Actavis Group - Insider Trading News categories: Insider trading
46.	7/4/05	Actavis Group - New Shares Listed News categories: Listings / Delistings
47.	7/6/05	Actavis Group - Notification of issuer holdings

		News categories: Trading in own shares
48.	7/22/05	Actavis sells manufacturing plant in Bulgaria News categories: Corporate news
49.	7/25/05	Actavis Group EUR 600,000,000 Senior Credit Facility News categories: Corporate news
50.	7/28/05	Actavis completes acquisition of US generics company Amide News categories: Corporate news
51.	8/10/05	Actavis Group - 2Q Results 2005 News categories: Corporate results
52.	8/10/05	Mark Keatley appointed as Actavis Group's Chief Executive of Finance News categories: Corporate news
53.	8/10/05	Actavis Group - Presentation of 2Q Results 2005 News categories: Corporate results
54.	8/10/05	Actavis Group, Insider Trading News categories: Insider trading
55.	8/11/05	Actavis Group - Insider Trading News categories: Insider trading
56.	8/19/05	Actavis Group - Notification of issuer holdings News categories: Trading in own shares
57.	8/30/05	Actavis Group - Announcement News categories: Corporate news
58.	9/9/05	Actavis acquires Higia in Bulgaria News categories: Corporate news
59.	9/19/05	Actavis Group - Major Holdings News categories: Major holdings
60.	9/30/05	Actavis acquires Kéri Pharma Generics News categories: Corporate news
61.	10/11/05	Svafa Gronfeldt appointed Deputy to the CEO of Actavis Group News categories: Corporate news
62.	10/17/05	Actavis Group, Matching Halted, News Pending News categories: Exchange reactions
63.	10/17/05	Actavis Group - In final discussions with third party News categories: Corporate news
64.	10/17/05	Shares of Actavis Group moved to Observation List News categories: Exchange reactions
65.	10/17/05	Actavis to acquire Alpharma's Human Generics business News categories: Corporate news
66.	10/17/05	Actavis Group - Shares moved from Observation List News categories: Exchange reactions
67.	10/17/05	Actavis Group - Analyst Meeting News categories: Corporate news
68.	11/8/05	Actavis Group - Will publish its results for 3Q on 14 November News categories: Corporate results
69.	11/14/05	Announcement of Actavis Group financial results News categories: Corporate results

70.	11/15/05	Actavis Group - 9 Months Results News categories: Corporate results
71.	11/15/05	Actavis Group - Presentation of 3Q Results 2005 News categories:
72.	11/16/05	Actavis Group - Insider Trading News categories: Insider trading
73.	11/21/05	Actavis Group - Insider Trading News categories: Insider trading
74.	11/24/05	Actavis Group - Announcement of shareholders' meeting on 2 December 2005 News categories: Shareholder meetings
75.	11/24/05	Actavis Group - Share options exercised and new shares issued News categories: Insider trading Corporate news
76.	12/5/05	Actavis Group - Results of Shareholders Meeting 2 December 2005 News categories: Shareholder meetings
77.	12/5/05	Actavis Completes its Acquisition of Higia ad in Bulgaria News categories: Corporate news
78.	12/7/05	Actavis Group - Share increase News categories: Corporate news
79.	12/8/05	Actavis Group - Increase in Share Capital News categories: Listings / Delistings
80.	12/20/05	Actavis Completes Acquisition of Alpharma's Human Generics Business News categories: Corporate news
81.	12/20/05	Actavis Group - Made changes to its Organisational Structure News categories: Corporate news
82.	1/9/06	Actavis Chief Executive Increases Shareholding
83.	1/12/06	Actavis successfully completes syndication of $1.3 billion acquisition facility
84.	1/20/06	Actavis Group - Increases Share Capital
85.	1/23/06	Actavis acquires remaining stake in Turkish pharmaceutical company Fako

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Expands in India via Acquisition and Strategic Collaboration

8.2.2005 10:02:28

News categories: Corporate news

Print

Actavis Group (ACT), the Icelandic-based international generic pharmaceutical company, today announces an acquisition and strategic collaborations to expand its presence in the fast emerging Indian pharmaceuticals market. The Company has conditionally agreed to acquire Lotus Laboratories ("Lotus"), the Indian Contract Research Organisation (CRO) company, for a cash consideration of around EUR20 million. The acquisition is subject to the satisfaction of certain conditions completed in coming weeks.

Headquartered in Bangalore, India, Lotus was established in 2001 and currently employs over 230 people. The company specialises in the management of clinical trials to study the bioavailability and bioequivalence of drugs, drug-drug interaction and early and late phase clinical trials. The acquisition is not expected to materially affect Actavis' financial results in the short term but is expected to reduce the Group's R&D expenditure and to support the Company's entry into the US market.

Actavis also announces today a strategic collaboration with the Indian pharmaceutical company, Emcure Pharmaceuticals, on four products, which they will manufacture for Actavis for the US market. This collaboration will significantly lower the cost base for these products which have been developed by Actavis R&D specialists and will be marketed by Actavis in the US.

Commenting on today's announcement, Robert Wessman, President & CEO of Actavis, said: "This agreement is in line with our strategy to gain access to the high level of expertise in India, increase our R&D capacity and at the same time lower our R&D expenditure in the medium term. Alongside it gives us the ability to build a presence for our product portfolio in the US market. The acquisition of Lotus gives us a first-class contract research presence in India."

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425
hkristmannsson@actavis.com

Julia Phillips/Davina Langdale
Financial Dynamics
(+44) 207 831 3113

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Analyst Meeting on 22 February 2005 8.2.2005 13:08:16

News categories: Corporate results Print

Actavis Group - will announce its 4Q on the 22 February.

There will be an analyst meeting in Iceland at National Art Gallery, Frikirkjuvegur 7, Reykjavik, on 22 February 2004. A copy of the analyst presentation will be available at www.actavis.com following the meeting.

About Actavis
Actavis Group is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of high quality generic pharmaceuticals. The Group has also established itself as a supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in over 25 countries with around 7,000 employees. In addition to development and manufacturing facilities in Bulgaria, Turkey, Malta, Iceland and Serbia, Actavis has an extensive sales network. The Group has built a strong market position in Europe and is constantly looking to establish itself in new markets. Actavis intellectual property has resulted in Actavis and its customers being first to market with generic products when patents expire.

Subscribe to Actavis releases

http://www.actavis.com/Investors/subscribe.htm

actavis
creating value in pharmaceuticals

1Q 2005 Financial Results

Analyst Meeting 26 May 2005



actavis
creating value in pharmaceuticals

Forward looking statement

Any statement contained in this presentation that refers to Actavis' estimated or anticipated future results or future activities are forward-looking statements which reflect the Company's current analysis of existing trends, information and plans. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially depending on factors such as the availability of resources, the timing and effect of regulatory actions, the success of new products, the strength of competition, the success of research and development issues, unexpected contract breaches or terminations, exposure to product liability and other lawsuits, the effect of currency fluctuations and other factors. Actavis does not undertake the obligation to update or alter these forward-looking statements beyond its duties as an issuer of listed securities on the Iceland Stock Exchange.

actavis
creating value in pharmaceuticals

Agenda

1. Financial results
2. Sales performance
   - Own label
   - Third party
3. Acquisition of Amide
   - Overview
   - Building a global generic leader
   - Financing
4. Summary and expectations
5. Q&A


PHARMACY
FARMACIA
APOTHEKE
Melita

actavis
creating value in pharmaceuticals

Financial highlights



Effects of transition to IFRS

Changes in shareholders equity

- Transition of IFRS 2004 EUR4.4 million*
- Transition of IFRS 1 January 2005, due to implementation of IAS 39, EUR1.4 million**

Changes in profit

- Transition of IFRS decrease of EUR2.4 million in 2004***

*Notes to the Interim Financial Statements no. 18
**Changes in the statement on total equity.
***See press release on IFRS from 26 May 2005

Financial highlights 1Q

1Q 2005 Highlights

- Strong organic growth for own brand, 14.0% between years
- As anticipated sales to Third-party declined between years 54.6%
- Operating expenses down 16.3%
- Net cash provided by operating activities EUR25 million, compared with EUR6 million in Q1 2004
- Acquisition of Lotus Laboratories
- Acquisition of Pharma Avalanche
- First IFRS reporting

Key Financials 1Q

	1Q 2005	1Q 2004	% Change
Operating revenues........	101,790	129,259	-21.3%
Total operating expenses.	(82,918)	(99,048)	-16.3%
EBITDA........................	24,565	35,055	-29.9%
EBIT...........................	18,872	30,211	-37.5%
Profit before tax...........	11,674	27,639	-57.8%
Taxes...........................	(579)	(5,815)	-90.0%
Net profit.....................	11,095	21,824	-49.2%
Underlying Growth........	-21.9%	19.0%	-40.9%
Earnings per share (EPS).	0.00372	0.00751	-50.5%

Financial highlights

Revenues by segments


1Q 2004
1Q 2005
Other Revenues 7%
API 4%
Intellectual Property 2%
Own brand 44%
3rd party sales 43%
Other Revenues 5%
API 6%
Intellectual Property 3%
3rd party sales 23%
Own brand 63%

Financial highlights

Sales by geographic region


1Q 2004
1Q 2005
Baltics 1%
Others 5%
Spain 1%
Ukraine 2%
Netherlands 2%
Iceland 3%
Austria 4%
Scandinavia 4%
UK 7%
Serbia 6%
Russia & CIS 6%
Bulgaria 11%
Turkey 17%
Germany 31%
Others 9%
Baltics 1%
UK 1%
Spain 2%
Ukraine 2%
Netherlands 3%
Iceland 5%
Austria 3%
Scandinavia 5%
Serbia 8%
Germany 10%
Russia & CIS 11%
Bulgaria 14%
Turkey 26%

Revenues by quarter


€ Million
140
120
100
80
60
40
20
0
126
109
105
112
102
1Q 2004
2Q 2004
3Q 2004
4Q 2004
1Q 2005

EBITDA to revenue


€ Million
40
30
20
10
0
30%
28%
26%
24%
22%
20%
1Q 2004
2Q 2004
3Q 2004
4Q 2004
1Q 2005

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005
EBITDA	35.8	26.3	26.5	26.1	24.6
EBITDA to Revenues	28.4%	24.2%	25.2%	23.4%	24.1%

Cost ratios development

EUR million


% of revenue
60%
50%
40%
30%
20%
10%
0%

EUR million	Cost of Sales	Sales & Marketing	General	R&D	Total
1Q 2004	65.4	14.2	11.0	8.4	99.0
1Q 2005	50.5	14.1	9.4	8.9	82.9

Balance sheet
Equity & liabilities


EUR million
800
700
600
500
400
300
200
100
0

	31/3 2005	31/12 2004	Change
Non-current assets	483.8	442.1	41.7
Current assets	279.9	242.1	37.8
Total assets	763.7	684.2	79.5

actavis
creating value in pharmaceuticals

Cash Flow

EUR '000

	1Q 2005	1Q 2004
Working capital from operating activities	24,759	29,706
Net Cash provided by operating activities	24,755	5,858
Investing activities	-41,266	-13,959
Financing activities	26,359	1,852
Net change in cash and cash equivalents	9,848	-6,249
Effects of foreign exchange adjustments	471	344
Cash and cash equivalents at beginning of period	17,325	29,968
Cash and cash equivalents at end of period	27,644	24,063


actavis
creating value in pharmaceuticals
Sales performance

actavis
creating value in pharmaceuticals

Divisional overview

Main divisions for sales of products and intellectual property

Sales & Marketing, international (own-label)

- Own-label products developed by Actavis or in-licensed from other companies, but in Actavis livery
- Key markets include Turkey, Bulgaria, Russia, Serbia and Scandinavia

Sales & Marketing, Third-party Global

- Sales of products developed by Actavis to third parties
- Key markets include Germany, Austria, the Netherlands, Spain and Denmark

North America division

- Affects Actavis results in 3Q
- Sales of own label and private label products


actavis
creating value in pharmaceuticals
Own-label sales - 1Q

Sales development

EUR64.2 million

Own-label sales by quarters

	1Q 2004	1Q 2005	% Change
Sales	55.6	64.2	15.5%
% of Group Revenues	43.0%	63.0%	46.6%
Underlying Growth	-8.8%	14.0%	N/A

- Highlights for 1Q 2005
  - Own-label represented 63.0% of the Group's revenue
  - Good progress in many markets and performance in line with expectations
  - Strong contribution from Turkey, Russia and Serbia
  - Continued pressure on prices and government reforms
  - Number of new product launches in all key markets

Own-label sales

Top 10 products

Total EUR64.2 million


EUR million
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Cravit
Oraceftin
Alfasid
Bioment
Troxevasin
Almagel
Phezam
Enalapril
Sedalgin Neo
Helipak

Top 10 products account for 34.3% of Own-label sales

Sales by therapeutic classes and markets

Own-label sales by markets 1Q 2005	Own-label sales by therapeutic classes 1Q 2005


ROW 3%
Serbia 11%
Northern Europe 11%
Turkey 36%
Russia, Ukraine & CIS 19%
Bulgaria 20%


Other 15.3%
Anti-Infectives 30.8%
Alimentary 15.8%
CNS 16.1%
Cardiovascular 22.0%

Own-label

Turkey

- Strong growth from 2004
- 36% of divison sales
- Government imposed price decreases
- One new market launch and number of other new products towards the end of the year

Bulgaria

- 20% of division sales
- New reimbursement levels with authorities expected to generate more revenue in coming months
- Number of new product launches
- Strong performance in the quarter


EUR million
1Q 2005
19.1%
25
20
15
10
5
0
1Q 2004
1Q 2005


EUR million
1Q 2005
2.7%
15
10
5
0
1Q 2004
1Q 2005

Own-label

Russia, Ukraine & CIS
- Excellent growth from 2004
- 16% of division's sales
- Price increases and increased emphasis on sales and marketing activities
- Three new market launches
- Strong performance in the quarter


EUR million
1Q 2005
47.4%
1Q 2004
1Q 2005

North Europe
- 11% of division's sales
- Negative growth of 2.1% from Q1 2004, because of price reductions in Iceland
- Three new market launches


EUR million
1Q 2005
-2.1%
1Q 2004
1Q 2005

Third-Party sales


Asyran

Sales development
EUR26.8 million

Third-Party sales by quarters - highlights

	1Q 2004	1Q 2005	% Change
Sales	59.0	26.8	-54.6%
% of Group Revenues	46.9%	26.3%	-43.9%
Underlying Growth	57.7%	-54.6%	N/A

Highlights for 2005
- Generally in line with expectation
- Majority of the year's product launches in Q2-Q4
- Sales of finished products below expectations
- Sale of intellectual property above expectations
- Significant growth noted in Southern Europe i.e. Spain and France

Third-Party
Total EUR26.8 million

Sales by segments


Finishead Products
88%
12%
Intellectual Property

Sales by therapeutic class


Alimentary 0.8%
Other 5.9%
Anti-Infectives 14.2%
Cardiovascular 29.4%
CNS 49.6%

Intellectual Property
- 3.1 million
- Revenues from 28 products

Finished products
- 23.7 million
- Revenue from 32 products

Third-Party sales by markets
Finished products total EUR23.7 million


Other 15%
Germany 34%
Belgium 5%
France 5%
Denmark 8%
Spain 8%
UK 3%
Netherland 10%
Austria 11%

*Market split excludes intellectual property

Third-Party
Top 10 products
Total EUR23.7 million


EUR Million
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Citalopram
Ciprofloxacin
Paroxetine
Mirtazapine
Lisinopril
Lisinoril HTC
Sertraline
Fluconazol
Enalapril
Ramipril HCT

Top 10 products account for 84% of finished products Third-Party sales

Third-Party

Germany

- 34% of the division's sales in the quarter
- Negative growth of 76.1%
- Customers reducing inventory levels
- Largest variance in the sales of Ramipril tablets and Ramipril HCT

Austria

- In line with expectations
- 11% of division sales in the quarter
- Negative growth of 32.3%
- Lower sales of Citalopram for international distribution


EUR million
1Q 2005
40
30
20
10
0
-76.1%
1Q 2004
1Q 2005


EUR million
1Q 2005
5
4
3
2
1
0
-32.3%
1Q 2004
1Q 2005

Third-Party

Netherlands

- 10% of the division's sales in the quarter
- Sales of Mirtazapine above expectations, but Ranitidine below expectations

Spain

- 8% of the division's sales in the quarter
- 63.9% growth
- Sertraline, single most important product


EUR million
1Q 2005
4
3
2
1
0
8.6%
1Q 2004
1Q 2005


63.9%
1Q 2004
1Q 2005

actavis
creating value in pharmaceuticals

Acquisition of Amide



actavis
creating value in pharmaceuticals

Acquisition rationale

- Creates one of the leading global generics companies, covering most of the largest world markets
- Provides a strong platform into U.S. market from which to launch future products
- Enhanced product development, production capacity and regulatory expertise in U.S.
- Broad portfolio with over 500 products on the market with minimal overlap
- Total of 136 products in development post merger and 15 ANDA's expected to file in 2005
- Combined 2004 pro forma sales of EUR537.6 m, 18% in U.S.

actavis
creating value in pharmaceuticals

Transaction summary

• Shares acquired:	100%
• Acquisition price	Initial gross consideration is US$500 million in cash. Acquired company expected to have a cash balance on closing of approx. US$40 million
• Earnout:	A further US$100 million subject to performance targets
• Consideration:	Fully paid in cash
• Conditions:	US anti-trust clearance
• Completion:	Early Q3 2005
• Equity offering	Placing to raise EUR250 million (m.value) in Iceland
• Loan facility	New loan facility of EUR500 million including refinancing of current Actavis debt

actavis
creating value in pharmaceuticals

Earn out

Two earn out periods

- First period 2005 - maximum earn out US$70 million
  - Minimum earnout target is US$71 million in gross profit
- Second period 2006 - maximum earnout US$30 million
  - Minimum earnout target is US$95 million in gross profit







Overview of Amide



Overview of Amide

- Privately-owned company founded in 1983
- Headquarters in Little Falls, New Jersey, USA
- Develops, manufactures & markets solid-dose generic pharmaceuticals
- FDA approved manufacturing facility with annual capacity of 1.5 billion tablets/capsules
- New plant under construction will raise capacity to 6-8 billion per annum
- Over 200 full-time employees

Overview of Amide

Operates three revenue streams

- Generic products under Amide name and private customer label
- Contract development for third parties
- Manufacturing services for third parties


Contract manufacturing 6%
Private label 2%
Amide label 92%

Amide's growth profile

- 67 products currently on the market
- 42 products in pipeline, including 12 ANDAs pending FDA approval
- Pursue products with higher barriers to entry Select Paragraph IV opportunities


Revenue growth 23%
US$ million
100
80
60
40
20
0
70
86
2003
2004

- Expand partnerships, outsourcing and in-licensing opportunities to introduce alternate dosage forms
- Maintain aggressive product introduction schedule

* 2004 according to US GAAP. 2003 according to management account


actavis
Building a global generic leader

Product pipeline
Well diversified


New launches in 2005
USA 10
Own-label 35
Third-party 14
136 products combined in development and registrations
Other 8%
Vitamin 4%
Respiratory System 7%
Antiinfectives 7%
Musculo-skeletal 12%
Alimentary tract 14%
Cardiovascular 19%
Central nervous 29%

Up to 60 new launches in 2005

Enlarged Group Summary

EUR million	Actavis	Amide	Combined
Revenues	451.7	85.9	537.6
Cost of sales	214.4	29.6	244.0
Operation profit (EBITDA)	114.7	42.8	157.5
Profit before tax	78.5	42.3	120.8
Net profit	62.6	N.A.*	N.A.*
Total assets	678.5	67.9	746.4

Status of products in developement as of 1 May 2005

	Actavis	Amide	Combined
Products in pipeline	70	30	100
Under FDA review	2	12	14
Products in European registrations	22	0	22
Development pipeline	94	42	136

•Number of products in European registrations is only from own development and does not include in-licensed products
•Not applicable, due to Amide being a S-corporation. Since owners pay tax of the profit, the net profit is not comparable between companies.


actavis
Financing

Financing

- 5-year Syndicated Credit Facility EUR500 million
  - Acquisition financing and refinancing of current short- and long-term debt provided by Bank of America and ABN AMRO
  - Rights issue of EUR250 million
  - Partially issued from Actavis' own treasury shares (6.7%)



Summary and expectations



Well positioned for future growth

Pipeline	• Up to 60 new launches expected in 2005 in Group markets • Close to 136 projects (US and Europe) in development - one of the strongest pipelines in the industry
Regulatory	• Strong focus on regulatory excellence • Good track record of bringing new products to the market at time of patent expiry
Financial	• Cost competitiveness (production, sourcing, R&D and vertical integration) - manufacturing in low cost regions • Financial strengths and high profitability
Market reach	• Geographical strength in Europe and US - geographical diversity • Diversified product portfolio

Expectations for the enlarged Group

- Expectations for 2005
  - Single digit underlying growth
  - Strong EBITDA to sales margins of 26% or above
- Expectations for 2006
  - Strong underlying growth
  - EBITDA to sales margins in excess of 27%




actavis
creating value in pharmaceuticals
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Actavis Group hf.

Consolidated interim financial statements
Six months ended 30 June 2005
Euro

Contents

Endorsement by the board of directors and the president and CEO

The consolidated interim financial statements of Actavis Group include the interim financial statements of Actavis Group hf. (the Company) and its subsidiaries, together referred to as (the Group).

Net profit for the period amounted to EUR22.4 million, according to the income statement. Total equity amounted to EUR597.8 million at the end of the period according to the balance sheet. Changes in total equity and appropriation of net profits are further explained in the interim financial statements. Two stockholders owned more than 10% share in the Company at the end of the period, Amber International Ltd. with 35.3% ownership and Landsbanki Luxemburg S.A. with 11.8% share.

At the beginning of the year Actavis hf. and Omega Farma ehf. were merged under the name of Actavis hf. and all assets, liabilities and commitments of Omega Farma ehf. were transferred to Actavis hf. The merger has no effect on the interim financial statements.

At the beginning of February the Company gained control over the Polish company Biovena Pharma Sp., specialising in sales and marketing. The company is included in the financial statements as of 1 February 2005.

At the beginning of April the Company acquired the Indian company Lotus Laboratories Ltd. and the Czech company Pharma AVALANCHEe s.r.o. Lotus Laboratories specialises in research and development and Pharma AVALANCHEe in sales and marketing of generics. The companies are included in the financial statements as of 1 April 2005.

In May the Company signed a stock purchase agreement for the purchase of the American company Amide Pharmaceuticals Inc., which specialises in developing, manufacturing and marketing pharmaceuticals. The income statement of the Group was not affected by this agreement during the period. The acquisition was supported by a EUR263 million share offering and a sales of treasury shares along with a EUR600 million syndicated credit facility which was also used to refinance the Group's existing short-term and long-term debts.

The accompanying financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) for the second time, as further explained in Note 2. The Group's interim financial statements have previously been prepared in accordance with the Financial Statements Act and generally accepted accounting principles in Iceland. The changes in the stockholder's equity 1 January 2005 as a result of the implementation of IFRS is an increase of EUR5.8 million.

The board of directors and the president and CEO of Actavis Group hf. hereby confirm the Group's consolidated interim financial statements for the six months ended 30 June 2005 with their signatures.

Reykjavik, 9 August 2005.

Chairman of the board of directors:

Bjorgolfur Thor Bjorgolfsson

Board of directors:

Andri Sveinsson
Karl Wernerson
Sindri Sindrason

President and CEO:

Robert Wessman

Auditors' report

To the Board of directors of Actavis Group hf.

We have reviewed the accompanying consolidated balance sheet of Actavis Group hf. (the Group) as of 30 June 2005, and the related consolidated statements of income, changes in equity and cash flows for the six months period then ended (the interim financial information). This consolidated interim financial information is the responsibility of the Group's management. Our responsibility is to issue a report on this interim financial information based on our review.

We conducted our review in accordance with the International Standard on Review Engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information does not give a true and fair view of the financial position of the Company as of 30 June 2005, and the financial performance and cash flows for the interim period then ended, in accordance with IAS 34, 'Interim Financial Reporting'.

Without qualifying our review conclusion, we draw attention to Note 2 to the consolidated interim financial information that explains the Group's transition to International Financial Reporting Standards (IFRS). As explained in Note 2 there is a possibility that the Group's management may determine that changes to the accounting policies adopted in preparing the consolidated interim financial information are necessary when it prepares its first IFRS financial statements as of 31 December 2005.

Reykjavik, 9 August 2005

Alexander G. Edvardsson
Audur Thorisdottir

KPMG Endurskodun hf.

Consolidated interim income statement for the six months ended 30 June 2005

	Notes	Second Quarter 1 April - 30 June 2005	2004	Six months 1 January - 30 June 2005	2004
Operating revenues					
Net sales		115,720	103,636	212,678	221,108
Cost of goods sold		(63,090)	(52,962)	(113,636)	(118,399)
Gross profit		52,630	50,674	99,042	102,709
Other income		6,269	2,986	11,101	14,773
Sales and marketing expenses		(20,722)	(14,243)	(34,844)	(28,432)
Research and development expenses		(9,497)	(7,987)	(18,374)	(16,388)
General and administrative expenses		(12,100)	(11,694)	(21,474)	(22,715)
		(36,050)	(30,938)	(63,591)	(52,762)
Profit from operations		16,580	19,736	35,451	49,947
Income / (loss) from associates		0	(282)	0	(564)
Financial income/(expenses)	5	(487)	(7,226)	(7,686)	(9,516)
Profit before tax		16,093	12,228	27,765	39,867
Income tax		(4,802)	(2,175)	(5,381)	(7,990)
Profit for the period		11,291	10,053	22,384	31,877
Attributable to:					
Equity holders of the Company		10,514	9,604	20,893	30,936
Minority interest		777	449	1,491	941
Profit for the period		11,291	10,053	22,384	31,877
Earnings per Share	6				
Basic Earnings per Share (EUR)		0.00354	0.00359	0.00725	0.01110
Diluted Earnings per Share (EUR)		0.00352	0.00360	0.00723	0.01109

Interim financial statements of Actavis Group hf. 30 June 2005 5 *Amounts are in thousands of euro*

Consolidated interim balance sheet
at 30 June 2005

Assets

	Notes	30/6/2005	31/12/2004
Goodwill	7	264,872	236,801
Other intangible assets	8	38,819	30,622
Property, plant and equipment	9	175,232	145,228
Investment in associated companies		2,088	2,032
Other investments		2,607	6,155
Deferred tax assets	18	20,121	21,247
Non-current assets		503,739	442,085
Inventories	11	86,911	71,572
Trading investments		7,353	0
Trade receivables	12	141,241	113,974
Other receivables	12	223,594	39,210
Cash and cash equivalents		78,213	17,325
Current assets		537,312	242,081
Total assets		1,041,051	684,166

Equity and liabilities

	Notes	30/6/2005	31/12/2004
Capital stock	13	42,825	36,181
Share premium and statutory reserve		350,489	98,332
Other reserves		3,386	(23,410)
Retained earnings		189,440	170,720
Stockholders' equity		586,140	281,823
Minority interest		11,704	9,853
Total equity		597,844	291,676
Interest bearing loans	16	146,405	162,983
Retirement benefit obligation		7,117	5,753
Obligations under finance leases	17	4,867	4,894
Deferred income tax liabilities	18	9,515	9,493
Provisions	19	262	0
Non-current liabilities		168,166	183,123
Interest bearing loans		185,237	129,868
Accounts payable and other liabilities		80,992	73,379
Obligations under finance leases	17	1,820	2,158
Provisions	19	6,991	3,962
Current liabilities		275,040	209,367
Total liabilities		443,206	392,490
Total equity and liabilities		1,041,051	684,166

Interim financial statements of Actavis Group hf. 30 June 2005 6 *Amounts are in thousands of euro*

Consolidated interim statements of cash flow for the period January to June 2005

	Notes	30/6/2005	30/6/2004
Cash flows from operating activities			
Profit for the period		22,384	31,877
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation, amortization and impairment of fixed assets	9	9,361	6,398
Amortization / impairment of intangible assets	8	3,197	3,457
Currency fluctuations and indexation		11,053	(543)
Changes in deferred taxes		1,854	(419)
Other changes		5,707	2,062
Working capital provided by operating activities		53,556	42,832
Changes in operating assets and liabilities:			
Inventories, (increase) decrease		(9,653)	6,124
Receivables, increase		(7,146)	(36,666)
Short-term liabilities, increase		1,050	4,401
Changes in operating assets and liabilities		(15,749)	(26,141)
Net cash provided by operating activities		37,807	16,691
Cash flows to investing activities			
Increase in intangible assets		(10,502)	(8,434)
Investment in property and equipment		(28,161)	(17,248)
Proceeds from sale of property and equipment		221	1,367
Investments in other companies net of cash acquired		(29,569)	(4,240)
Proceeds from sale of investments in other companies		3,583	1,628
Securities, change		1,215	1,674
Net cash used in investing activities		(63,213)	(25,253)
Cash flows from financing activities			
Changes in capital stock		69,664	(1,316)
Dividend paid		(4,204)	(3,182)
Changes in financal lease		(963)	0
Proceeds from long-term borrowings		1,185	61
Payments of long-term debt		(16,543)	(1,509)
Bank loans, increase		35,228	4,545
Net cash generated from (used in) financing activities		84,367	(1,401)
Net change in cash and cash equivalents		58,961	(9,963)
Effects of foreign exchange adjustments		1,927	369
Cash and cash equivalents at beginning of period		17,325	29,968
Cash and cash equivalents at end of period		78,213	20,374
Other information			
Interest paid		(6,934)	(6,457)
Income tax paid		(3,530)	(2,895)

Interim financial statements of Actavis Group hf. 30 June 2005 7 *Amounts are in thousands of euro*

Changes in total equity
for the period ended 30 June 2005

	Share capital	Share premium	Other reserves	Retained earnings	Shareholder's equity	Minority interest	Total equity
Balance at 1 January 2004	36,113	99,447	(21,252)	113,609	227,917	7,316	235,233
Translation difference			(2,158)		(2,158)		(2,158)
Purchases of treasury stock	(59)	(2,391)			(2,450)		(2,450)
Sales of treasury stock	127	1,276			1,403		1,403
Net profit for the year				60,286	60,286	3,996	64,282
Change in minority interest						(1,459)	(1,459)
Dividends				(3,175)	(3,175)		(3,175)
Balance at 31 December 2004	36,181	98,332	(23,410)	170,720	281,823	9,853	291,676
Change due to implementation of IAS 39				1,387	1,387		1,387
Adjusted equity at 1 January 2005	36,181	98,332	(23,410)	172,107	283,210	9,853	293,063
Translation difference			26,521		26,521		26,521
Sales of treasury stock	2,300	93,859			96,159		96,159
Accrued stock option			275		275		275
New shares issued	4,344	158,298			162,642		162,642
Net profit for the period				20,893	20,893	1,491	22,384
Change in minority interest					0	360	360
Dividend				(3,560)	(3,560)		(3,560)
Balance at 30 June 2005	42,825	350,489	3,386	189,440	586,140	11,704	597,844

Interim financial statements of Actavis Group hf. 30 June 2005 8 *Amounts are in thousands of euro*

Notes to the Consolidated Interim Financial Statements

1. General Information

Actavis Group hf. (the Company), is a limited liability company domiciled in Iceland. Actavis Group and it's subsidiaries (the Group) specialises in development, manufacturing and sales of generic pharmaceuticals for international markets. It is financially strong and has experienced rapid growth in recent years.

The Group operates across five continents and has its headquarters in Iceland. Principal markets include Germany, Turkey, Bulgaria, Serbia, Russia and the Nordic Countries. Teams of pharmacists, chemists and other scientific professionals help to make up a total workforce in excess of 7.000. The Group has modern manufacturing facilities in Bulgaria, Malta, Turkey and Iceland that are EU-GMP* approved. Additional manufacturing in Serbia currently services domestic and other markets for own-label products outside the EU. The plants produce a variety of medicines in different formulations including tablets, capsules, injectables, suspensions, suppositories, creams and ointments.

An extensive network of sales and marketing offices enables effective market penetration. Strategic acquisitions, the opening of new sales offices and intensive investment in the development of generic pharmaceuticals are fuelling the growth of the Group and have positioned it to take advantage of future opportunities.

These interim financial statements are presented in thousands of euros rounded to the nearest thousand, being the currency of the primary economic environment in which the group operates.

* Good manufacturing practice (GMP) is a system for ensuring that products are consistently produced and controlled according to quality standards.

2. Significant Accounting Policies

Basis of Accounting

The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) for the second time. The disclosures required by IFRS 1 concerning the transition from IS GAAP to IFRSs are given in Note 21.

The consolidated interim financial statements have been prepared on historical cost basis, except for the revaluation of certain properties and financial instruments. The principal accounting policies adopted are set out below.

Basis of Preparation

The consolidated interim financial statements have been prepared on the basis of stable platform of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The IFRS financial information has been prepared on the basis of all IFRS and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB effective for 2005 reporting.

The preparation of the interim financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgements about carrying values af assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The IFRS that will be effective or available for voluntary early adoption in the annual financial statements for the period ended 31 December 2005 are still subject to change and to the issue of additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period that are relevant to this interim financial information will be determined only when the first IFRS financial statements are prepared at 31 December 2005.

Notes to the Consolidated Interim Financial Statements

Background

- The IFRS project

In June 2002, the Council of the European Union adopted a Regulation requiring listed companies in its Member States to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005. The first Annual Report for the Group prepared under IFRS will be that for the year ending 31 December 2005. The first financial results announcement prepared in accordance with IFRS was for the first quarter of 2005.

The Group's project to convert its financial reporting from IS GAAP to IFRS has now been completed. A training program has been completed, rolled out to all finance staff worldwide and the adjusted historical data, which provides the comparative information under IFRS in 2005, has been prepared.

As 2003 will be the earliest year for which full IFRS financial statements will be presented in the Annual Report 2005, the transition date to IFRS for the Group is 1 January 2003. Normally accounting changes of this nature would require full retrospective application, but under the IFRS transitional rules, certain adjustments only have to be applied with effect from the transition date of 1 January 2003.

- IFRS 1 exemptions

IFRS 1, First-Time Adoption of International Financial Reporting Standards, permits those companies adopting IFRS for the first time to take some exemptions from the full requirements of IFRS in the transition period. The Group intends to take the following key exemptions:

• *Business combinations:* Business combinations prior to the transition date (1 January 2003) have not been restated on IFRS basis.

• *Fair value or revaluation as deemed cost:* An entity may elect to use fair value or a previous GAAP revaluation at the date of the opening balance sheet date as deemed cost. Carrying amount of property, plant and equipment is not recalculated.

• *Share-based payments:* A first-time adopter has an option not to apply IFRS 2 retrospectively to equity instruments granted on or before 7 November 2002. This exemption is taken since it is not allowed to disclose the fair value of those equity instruments which was not disclosed as determined at the measurement date.

• *Financial instruments:* Financial instruments in the Annual Report are recorded on the existing IS GAAP basis, rather than in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'.

The Group adopted IAS 39 in full on 1 January 2005. One of the exemptions available under IFRS 1 relaxes the requirement to comply with IAS 32 and IAS 39 until that time. The Group intends to take advantage of this exemption, and so, in 2003 and 2004, financial instruments are accounted for and presented on a Icelandic GAAP basis. On 1 January 2005 an adjustment to the opening balance sheet are made to reflect the movements from the IS GAAP carrying values to the IAS 32 and IAS 39 values, which for many financial instruments is fair value.

The IFRS financial information has been prepared on the basis of taking these exemptions.

Interim financial statements of Actavis Group hf. 30 June 2005 10 *Amounts are in thousands of euro*

Notes to the Consolidated Interim Financial Statements

Basis of consolidation

-Subsidiaries

The consolidated interim financial statements incorporate the interim financial statements of the Group and enterprises controlled by the Group (its subsidiaries). Control is achieved where the Group has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The consolidated interim financial statements have been prepared using the purchase method of consolidation accounting. When ownership in subsidiaries is less than 100%, the minority interest in the subsidiaries' income or loss and stockholders equity is accounted for in the calculation of the consolidated income or loss and the consolidated stockholders equity.

The results of subsidiaries acquired or disposed of during the period are included in the interim consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the Consolidation.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

-Associates

An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee.

The associates are incorporated in these interim financial statements using the equity method of accounting. Investments in associates are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of the associates in excess of the Group's interest in those associates are not recognised.

When companies within the Group transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate. Losses may provide evidence of an impairment of the asset transferred in which case appropriate provision is made for impairment.

-Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition. Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous IS GAAP amounts subject to being tested for impairment at that date. Goodwill amortized under IS GAAP prior to 2003 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Revenue recognition

Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received and when title and risk of loss passes to the customer.

Revenue is recognised as follows for the different activities of the business after deductions for discounts and returns.
• Revenue from sales of pharmaceutical products is recognised on delivery to the customer, at which point the risk and rewards of ownership pass to the customer.
• Revenue from dossier sales is recognised in accordance with contractual milestones, upon confirmation of acceptance of the completion of the milestones by customers.
• Payments received from customers in advance of performance of the groups obligations are included as deferred revenue, and not recognised as income until the group performs its obligations.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payments have been established.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognised as assets at their cost value at the date of acquisition and are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The corresponding liability to the lessor is included in the balance sheet as an obligation under finance leases.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Foreign exchange differences arising on translation are recognized in the income statement.

On consolidation, the assets and liabilities of the Group's subsidiaries are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

The interim financial statements of foreign subsidiaries that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the balance sheet date before they are translated into euros.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss.

Post retirement benefit

- Defined contribution scheme
The Group's contributions to defined contribution plans are charged to the income statement as incurred.

- Employee termination indemnity
In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees on retirement or on termination for reasons other than resignation or misconduct. These payments are calculated based on a pre-determined formula and are subject to certain upper limits. The accrued liability is based on the present value of the future obligation of the Group that may arise from the retirement of the employees.

- Post retirement payment scheme
Government legislation in Bulgaria requires employers to pay retirement benefits based on an employees final salary and years of service to the Group. A calculation is performed annually by a qualified actuary to determine the Groups obligation in respect of this scheme.

Taxation

The tax expense comprises tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. [Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible]. The Group's liability for current tax is calculated using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in respect of previous years.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future benefits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Intangible assets

-Research and development

Research and development costs comprise costs relating to the Group's research and development activities, including clinical studies, amortisation and depreciation, and labour costs which are directly or indirectly attributable to the Group's research and development activities. Research costs are recognised into the income statement as incurred. An internally-generated intangible asset arising from the Group's clinical development is recognised if all of the following conditions are met:

- The technical feasibility of completing the intangible asset so that it will be available for use or sale.
- Its intention to complete the intangible asset and use or sell it.
- Its ability to use or sell the intangible asset.
- How the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.
- The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
- Its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets are amortised on a straight-line basis over their useful lives, generally five years.

-Other intangible assets

Other intangible assets separately acquired or acquired as part of a business combination are amortised over their estimated useful lives from the time they are available for use. Other intangible assets consist of purchased software and dossiers. The amortization charge for each period is recognised as an expense. The useful life applied to other intangible assets is five years.

Property, plant and equipment

Property, plant, and equipment is carried at acquisition or manufacturing cost, less depreciation and impairment losses. Subsequent acquisition costs are capitalized. The manufacturing cost of self-constructed property, plant, and equipment is calculated on the basis of the directly attributable unit costs as well as an appropriate share of overheads, including depreciation and impairment losses. In the case of acquisitions denominated in foreign currencies, subsequent exchange rate movements do not affect recognition of the asset at the original acquisition or manufacturing cost.

The depreciable amount of assets is allocated on a straight-line basis over their expected useful lifes. The useful life is regularly reviewed and adjusted to the expected life. Impairment losses are charged where required in accordance with IAS 36, and these are subsequently reversed if the original grounds for the write-down no longer apply. The depreciation charge for each year is recognised as an expense, on the following bases:

Property and plant	2-8%
Equipment	10-33%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or the lease term if shorter.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment of tangible and intangible assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where assets do not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount if no impairment loss has been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. An impairment loss in respect of goodwill is not reversed.

Cash and Cash equivalents

Bank balances and cash comprise cash and short-term deposits held by the Consolidation's treasury function. The carrying amount of these assets approximates their fair value.

Trade receivables

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Accounts receivable in other currencies than euro, are valued at the exchange rates prevailing on the balance sheet date.

Investments

Investments in other companies are valued at acquisition cost less provisions for estimated impairment losses on certain investments.

Securities which the company has the expressed intention and ability to hold to maturity are valued at cost, less an allowance for estimated irrecoverable amounts.

Financial Liability and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost comprises direct materials and, where applicable, direct labor costs and those overhead expenses that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less the estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and are presented as a reduction of net equity. Possible gains or losses on purchase or sale of treasury shares are not reported in the income statement.

Provisions

Provision is recognised when an enterprise has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring costs are recognised when the company has a detailed formal plan for the restructuring which has been notified to affected parties.

Share-based Payments

On 1 January 2003, Actavis Group hf. applied the requirement of IFRS 2 Share-based Payments. In accordance with the transition provisions, IFRS 2 will be applied to all options granted after 7 November 2002 that were unvested as of 1 January 2003.

The Group has issued equity-settled payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Interest-bearing borrowings

Interest-bearing borrowings are recorded initally at fair value less attributable transaction cost. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value recoginised in profit or loss over the period of the borrowings on an effective interest basis.

Accounts payable

Accounts payable are valued at nominal value and accounts payable in other currencies than euro have been booked at the exchange rates prevailing on the balance sheet date.

Earnings per share

Earnings per share is the ratio between profit and weighted average number of shares for the period and reveals net profit per share. The nominal value of each share amounts to one ISK. Calculation of diluted earnings per share takes into consideraton stock options made with the Group's employees and the prospective deliverance of shares related to those options.

3. Segment reporting

Geographical markets are the Groups primary segments. Segment infomation according to location of assets for YTD 2005:

	Western Europe	Eastern Europe	Other Segments	Eliminations	Total
External revenue	76,288	146,048	1,443	0	223,779
Internal revenue	68,263	746	109	(69,118)	0
Total segment revenue	144,551	146,794	1,552	(69,118)	223,779

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

	Western Europe	Eastern Europe	Other Segments	Eliminations	Total
Segment results	4,101	19,131	437	(2,776)	20,893

Segment report for YTD 2004:

	Western Europe	Eastern Europe	Other Segments	Eliminations	Total
External revenue	114,724	121,157	0	0	235,881
Internal revenue	101,660	541	30	(102,231)	0
Total segment revenue	216,384	121,698	30	(102,231)	235,881
Segment results	22,284	12,857	(169)	(4,036)	30,936

Interim financial statements of Actavis Group hf. 30 June 2005 18 *Amounts are in thousands of euro*

Notes to the Consolidated Interim Financial Statements

4. Salaries

Salaries and related expenses paid by the Group are specified as follows in thousands of euro:

	YTD 2005	YTD 2004
Salaries	55,217	39,468
Related expenses	2,250	4,701
	57,467	44,169
Number of employees at end of period	7,177	6,953
Average numer of positions	7,032	6,840

Allocation of salaries to items of income statement:

	YTD 2005	YTD 2004
Cost of goods sold	20,217	15,832
Sales and marketing	14,345	12,216
Research and development	10,754	6,444
General and administrative	9,894	8,352
	55,210	42,844

Allocation of salaries to items of balance statement:

Development	2,119	1,325
Other intangible assets	67	0
Allocation to tangible asset	71	0
	2,257	1,325

Notes to the Consolidated Interim Financial Statements

5. Financial income / (expenses)

	YTD 2005	YTD 2004
Net financial income and expenses:		
Interest income	1,398	2,362
Interest expenses	(6,839)	(8,094)
Currency fluctuations	(2,245)	(3,784)
	(7,686)	(9,516)

6. Earnings per share

The calculation of Earnings per Share is based on the following data:

	YTD 2005	YTD 2004
Net profit	20,893	30,936
Total average number of shares outstanding during the period (in million)	2,882	2,788
Total average number of shares including potential shares (in million)	2,890	2,789
Basic Earnings per Share (EUR)	0.00725	0.01110
Diluted Earnings per Share (EUR)	0.00723	0.01109

7. Goodwill

	YTD 2005
At 1 January 2005	236,801
Currency adjustments during period	4,187
Recognised on acquisition of subsidiaries	23,884
At 30 June 2005	264,872

Interim financial statements of Actavis Group hf. 30 June 2005 20 *Amounts are in thousands of euro*

8. Other intangible assets

	Development-cost	Others intangibles	Total
Cost			
At 1 January 2005	34,345	13,385	47,730
Currency adjustments during period	1,808	658	2,466
Additions during period	9,022	1,814	10,837
Disposals during period	(643)	(4,097)	(4,739)
At 30 June 2005	44,532	11,759	56,293
Amortization			
At 1 January 2005	9,737	7,372	17,109
Currency adjustments during period	923	338	1,261
Disposals during period	(1)	(4,096)	(4,097)
Amortised during period	2,556	642	3,198
At 30 June 2005	13,215	4,257	17,472
Net book value	31,317	7,502	38,819

The amortization of other intangible assets, classified by operational category, is specified as follows:

	YTD 2005	YTD 2004
Cost of sales	430	637
Sales and marketing expenses	21	19
Administration	448	86
Research and development	2,299	2,078
	3,198	2,819

Interim financial statements of Actavis Group hf. 30 June 2005 21 *Amounts are in thousands of euro*

9. Property, plant and equipment

	Property and plant	Machinery and equipment	Total
Cost			
At 1 January 2005	86,242	168,253	254,495
Currency adjustments during period	5,178	19,361	24,539
Additions during period	6,458	21,845	28,303
Revaluation of assets	0	(85)	(85)
Sales during period	(73)	(82)	(155)
Disposals during period	(71)	(2,003)	(2,074)
At 30 June 2005	97,734	207,290	305,024
Accumulated depreciation			
At 1 January 2005	28,142	81,125	109,267
Currency adjustments during period	2,351	10,677	13,028
Sales during period	(36)	(10)	(46)
Disposals during period	(67)	(1,751)	(1,818)
Impairment loss during period	583	0	583
Depreciation during period	1,157	7,621	8,778
At 30 June 2005	32,131	97,662	129,792
Net book value	65,604	109,628	175,232

Depreciation and impairment loss, classified by operational category, is shown in the following schedule:

	YTD 2005	YTD 2004
Cost of goods sold	6,083	3,020
Sales and marketing expenses	958	589
Administration	907	2,041
Research and development	1,413	748
	9,361	6,398

Interim financial statements of Actavis Group hf. 30 June 2005 22 *Amounts are in thousands of euro*

10. The Consolidation

At the end of the period the Company owned seventeen subsidiaries that are all included in the consolidation. The subsidiaries owned twenty-two subsidiaries at the end of the period. The companies are as follows:

Name of subsidiary	Location	Ownership	Principal activity
Actavis hf. (Delta hf.)	Iceland	100%	Production, Sales and Marketing (S&M)
Actavis BV (Medis Holland BV)	Netherlands	100%	Holding company
Actavis Ltd. (Pharmamed Ltd)	Malta	100%	Production, S&M and R&D
Actavis Trading Ltd	Malta	100%	Trading
Actavis Ltd.	Cyprus	100%	Holding company
Balkanpharma Healthcare Int.	Cyprus	100%	Sales and Marketing
MM Pharma LLC	USA	100%	Sales and Marketing
Verben S.A.	Uruguay	50%	Production, Sales and Marketing
Actavis AD (Balkanpharma AD)	Bulgaria	100%	Holding company/S&M
Balkanpharma Dubnitsa AD	Bulgaria	95%	Production
Balkanpharma Troyan AD	Bulgaria	98%	Production
Balkanpharma Razgrad AD	Bulgaria	94%	Production
Balkanpharma Security AD	Bulgaria	100%	Security services
Balkanpharma Macedonia	Macedonia	100%	Production
Balkanpharma OOO	Russia	100%	Sales and Marketing
Actavis OOO	Russia	90%	Sales and Marketing
Actavis UK Ltd.	UK	100%	Administration
Actavis Inc. (Pharmaco Inc.)	USA	100%	Business Development
Actavis Nordic A/S	Denmark	100%	Business Support
Actavis AS	Denmark	100%	Sales and Marketing
Nordisk Ibu-Pharma ApS	Denmark	100%	Sales and Marketing
Actavis OY	Finland	100%	Sales and Marketing
Actavis A/S	Norway	100%	Sales and Marketing
Actavis A/B (UNP Sweden AB)	Sweden	100%	Sales and Marketing
Biovena Pharma Sp.	Polland	100%	Sales and Marketing
Colotech AS,	Denmark	86%	Research and Develpment (R&D)
Fako İlaçlari AŞ	Turkey	89%	Production, S&M and R&D
Lotus Laboratories Ltd	India	100%	Clinical Research Organization
Medis GmbH	Germany	60%	Sales and Marketing
Medis Ltd.	Isle of Man	100%	Sales and Marketing
Medís ehf.	Iceland	100%	Third party sales
Medis Danmark AS	Denmark	100%	Third party sales
NM Pharma ehf.	Iceland	100%	Sales and Marketing
Pharma AVALANCHEe s.r.o.	Czech rep.	100%	Sales and Marketing
Pharma AVALANCHEe s.r.o.	Slovakia	100%	Sales and Marketing
Zenara Pharma Ltd.	UK	50%	Joint venture
Zdravlje AD	Serbia	73%	Prodcution, S&M and R&D
Zdravlje T Trade Ltd.	Serbia	100%	Sales and Marketing
Zdravlje ITR.	Serbia	100%	Distribution

In the beginning of February the Company gained control over the Polish subsidiary Biovena Pharma Sp. In the beginning of April, the Company acquired 100% of the issued share capital of the Indian Clinical Research Company Lotus Laboratories Ltd. and Pharma AVALANCHEe s.r.o. in Czech Republic. Pharma AVALANCHEe specialises in sales and marketing of generic pharmaceuticals.

Interim financial statements of Actavis Group hf. 30 June 2005 23 *Amounts are in thousands of euro*

Notes to the Consolidated Interim Financial Statements

11. Inventories

	YTD 2005	2004
Raw material	33,625	32,361
Work in progress	19,510	14,348
Finished goods	30,234	24,415
Other inventories	3,543	448
	86,911	71,572

12. Trade and other receivables

	YTD 2005
Trade receivables	148,526
Other receivables	223,815
Allowances for doubtful accounts	(7,506)
	364,835

Included in other receivables are subscription agreements due to the share offering amounting to EUR190 million collected in July and a loan to the CEO amounting EUR2.4 million.

An allowance has been made for doubtful accounts and sales returns, this allowance has been determined by management in reference to past default experience. The directors consider that the carrying amount of trade receivables approximates their fair value.

13. Share capital

The Company increased it's capital stock in a share offering in June 2005. The share offering was a part of the Company's financing of the acquisition of the US based generic pharmaceutical company, Amide Pharmaceuticals Inc.

The capital stock was increased by 344,864,993 shares or 11.5% of the total capital stock. Total capital stock issued was 2,993,780,301 shares prior to the share increase. Total capital stock issued after the increase is 3,338,645,294 shares. The new capital stock was only offered to excisting shareholders. The board of directors also decided to sell 198,613,449 treasury shares. In total 543,478,442 shares were sold to shareholders or 18.15% of the total capital stock.

Changes in the nominal value of capital stock during the period are specified as follows:

	Numer of shares in thousands	EUR
Outstanding capital stock at 1 January 2004	2,785,394	36,113
Purchase of treasury shares	(5,108)	(59)
Sale of treasury shares	10,876	127
Outstanding capital stock at 1 January 2005	2,791,162	36,181
New shares issued	344,865	4,344
Sale of treasury shares	199,366	2,300
Outstanding capital stock at 30 June 2005	3,335,393	42,825

Capital stock is as follows in thousands of shares and EUR thousands, the nominal value of each share is one Icelandic krona.

	Shares	Ratio	EUR
Outstanding capital stock at the end of the period	3,335,393	99.9%	42,825
Treasury shares at the end of the period	3,251	0.1%	212
Total capital stock issued	3,338,645	100.0%	43,037

14. Stock Option

During the period Actavis Group granted it's employees stock options exercisable in the years 2005 - 2007. The Company will use treasury shares and increase share capital to meet the options. These stock options at the end of the period amount to 44.2 million shares.

	Number of shares (in thousands)			
Contract rate (ISK) / conditions / date granted	Nov.05	Nov.06	Nov.07	Total
38.5 / conditional / June 2005	14,719	14,719	14,719	44,156

All options are terminated if employees leave the Group before the options vest. The stock options are exercisable in 10 days from exercise date which is 10th of November 2005 - 2007. The employees are obligated to hold their shares for one year after the exercise date.

15. Risk management

The principal objective of risk management is to reduce financial risk in the Group and to increase its financial stability. The Group's risk management policy constitutes a framework of guidelines and rules covering areas such as foreign exchange, interest, and use of derivatives, as well as liquidity and credit risk. The Group's treasury and risk management function is centralised and supports this objective by identifying, evaluating and hedging financial risk. The Group's Treasury guarantees cost-efficient funding and acts as an internal bank for the subsidiaries.

• Market risk
Foreign exchange risk, transaction and translation exposure. The Group operates internationally and is exposed to foreign exchange risk from various currencies. The underlying net foreign exchange transaction exposure is hedged with derivatives, mainly foreign exchange contracts. These instruments all mature within one year. The Group only hedges foreign exchange currency cash flow forecast of less than 12 months. Translation risk arises as a result of converting the Group's financial results to the functional currency. Translation risk is not hedged.

• Interest rate risk
Fluctuations in interest rates have a direct impact on earnings. The interest rates used in the Group's budget are based on forward rates and the Group policy is to have the majority of funding on floating interest rates.

• Credit risk
The Group has no significant credit risk. To minimise credit risk it focuses on ensuring that customers have an appropriate credit history and various guarantees are given. There is an active monitoring.

• Liquidity and refinancing risk
The Group has uncommitted and committed credit lines in place to maintain sufficient liquidity and flexibility in funding. The Company is a net borrower and surplus liquidity is used to repay external debt.

16. Interest bearing loans

Interest bearing loans are specified as follows in thousands of EUR:

	YTD 2005	2004
Loans in USD	33,045	31,003
Loans in EUR	127,754	133,257
Loans in CHF	12,360	12,209
Loans in GBP	2,905	2,301
Loans in JPY	12,961	11,923
Loans in SEK	1,931	1,442
Loans in MTL	9,112	8,272
Loans in BGL	0	3,268
Loans in ISK	816	229
Loans denominated in other currencies	836	527
	201,719	204,431
Current maturities, included in interest bearing loans	(55,314)	(41,448)
Interest bearing loans	146,405	162,983

Aggregated annual maturities are as follows:

On demand or within 12 months	55,314	41,448
Within 24 months	22,583	30,027
Within 36 months	23,789	23,346
Within 48 months	79,584	82,407
Within 60 months	2,282	6,420
Subsequent years	18,167	20,783
	201,719	204,431

17. Obligation under finance leases

Accounts payable under finance leases:	Minimum lease payments YTD 2005	Minimum lease payments 2004	Remaining balances YTD 2005	Remaining balances 2004
Obligation under finance leases	7,681	8,092	6,687	7,052
Current maturities	(2,187)	(2,507)	(1,820)	(2,158)
Long term obligation under finance leases	5,493	5,585	4,867	4,894
Aggregated annual maturities are as follows:				
On demand or within 12 months	2,187	2,507	1,820	2,158
Within 24 months	1,906	2,203	1,673	1,907
Within 36 months	1,237	919	1,086	820
Within 48 months	765	681	683	516
Subsequent years	1,585	1,782	1,425	1,651
	7,681	8,092	6,687	7,052
Less: future finance charges	(993)	(1,040)		
Remaining balances	6,687	7,052		

The management estimates that the fair value of the consolidated lease obligations approximates their carrying amount.

The obligations under finance leases are pledged by the lessor's charge over the leased assets.

18. Deferred tax

	Deferred tax asset	Deferred tax liabilities	Net
At 1 January 2005	21,247	(9,493)	11,754
Addions due to merger	0	1,016	1,016
Calculated tax for the period	(1,994)	(3,387)	(5,381)
Income tax payable for the period	(325)	2,722	2,398
Exchange differences	1,193	(373)	820
At 30 June 2005	20,121	(9,515)	10,607

Interim financial statements of Actavis Group hf. 30 June 2005 27 *Amounts are in thousands of euro*

19. Provisions

	Restructuring provisions
At 1 January 2005	3,962
Additional provision during the period	6,955
Utilisation of provision	(3,664)
At 30 june 2005	7,253
On demand or within 12 months	(6,991)
Non-current provisions	262

20. Commitments

The Company is committed to increase the share capital of it's subsidiary, Colotech AS by EUR2.0 million. The payments will be made by four installments during the next three years.

The Company is committed on behalf of its subsidiary Zdravlje AD to invest EUR8.5 million in Serbia during the next three years.

The Company has guaranteed a loan granted to its subsidiary, Fako İlaçlari AŞ, amounting to EUR12.0 million.

According to the purchase agreement of Biovena Pharma Sp. there is an earnout clause of up to EUR5.0 million subject to certain conditions.

Interim financial statements of Actavis Group hf. 30 June 2005 28 *Amounts are in thousands of euro*

Notes to the Consolidated Interim Financial Statements

21. Explanation of Transition to IFRSs

As stated in Note 2, these are the Group's second interim financial statements prepared in accordance with IFRS. The Accounting policies in note 2 have been applied in preparing the consolidated interim financial statements for the six months ended 30 June 2005, the comparative information for six months ended 30 June 2004, the financial statements for the year ended 31 December 2004 and 2003 and the preparation of an opening IFRS balance sheet at 1 January 2003 (the Group's date of transistion).

In preparing its opening balance sheet, comparative information for the six months ended 30 June 2004 and financial statements for the year ended 31 December 2004, the Group has adjusted amounts previously reported in financial statements prepared in accordance with previous GAAP.

An explanation of how the transistion from previous GAAP to IFRSs has effected Groups financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Reconciliation of equity at 31 December 2004

Note		Previous GAAP	Effect of 01/01/2004 transition to IFRSs	Effect of 2004 transition to IFRSs	IFRSs
9.	Property, plant and equipment	142,523	1,502	1,203	145,228
7.	Goodwill	229,126	6,995	680	236,801
8.	Intangible Assets	32,905	(993)	(1,290)	30,622
	Deferred tax asset	21,217	12	18	21,247
	Financial Assets	10,002	(688)	(1,127)	8,187
	Total non-current assets	435,773	6,828	(516)	442,085
	Trade receivables	113,974	0		113,974
11.	Inventories	71,572	2,469	(2,469)	71,572
	Other receivables	39,850	0	(640)	39,210
	Cash and cash equivalents	17,325	0	0	17,325
	Total current assets	242,721	2,469	(3,109)	242,081
	Total assets	678,494	9,297	(3,625)	684,166
16.	Interest bearing loans	297,561	(4,753)	45	292,852
	Trade and other payables	78,029	(5,769)	1,119	73,379
	Employee benefits	5,753	0	0	5,753
	Restructuring provision	0	5,071	(1,110)	3,961
17.	Obligagtion under finance leases	0	6,661	391	7,052
	Deferred tax liability	9,578	621	(706)	9,493
	Total liabilities	390,921	1,831	(261)	392,490
	Total assets less total liabilities	287,573	7,466	(3,364)	291,676
	Outstanding capital stock	135,297	(503)	(281)	134,513
	Accrued stock option	47	(281)	234	0
	Other reserves	(29,250)	6,432	(593)	(23,410)
	Retained earnings	171,286	1,797	(2,364)	170,720
	Stockholders equity	277,380	7,445	(3,004)	281,823
	Minority interest	10,193	21	(361)	9,853
	Total equity	287,573	7,466	(3,365)	291,676

Interim financial statements of Actavis Group hf. 30 June 2005 29 *Amounts are in thousands of euro*

21. Explanation of Transition to IFRSs, *continued*

Reconciliation of income statement for YTD 2004

	YTD 2004 Previous GAAP	Effect of transition to IFRSs	YTD 2004 IFRSs
Revenue	221,108	0	221,108
Cost of sales	(112,460)	(5,939)	(118,399)
Gross Profit	108,648	(5,939)	102,709
Other revenue	13,535	1,238	14,773
Sales and marketing expenses	(27,222)	(1,210)	(28,432)
Research and development expenses	0	(16,388)	(16,388)
General and administrative expenses	(20,683)	(2,032)	(22,715)
Other operating expenses	(12,189)	12,189	0
Depreciation and amortisation	(10,792)	10,792	0
Income / (Loss) from associates	0	(564)	(564)
Finance income (expenses)	(7,268)	(2,248)	(9,516)
	(64,619)	1,777	(62,842)
Profit before tax	44,029	(4,162)	39,867
Tax expense	(8,735)	745	(7,990)
Minority interest	(1,219)	278	(941)
Net profit (loss)	34,075	(3,139)	30,936

Presentation

Depreciation of fixed assets is now allocated to appropriate line items in the income statement such as cost of goods sold, sales and marketing, research and development and general and administrative instead of presenting it in a separate line as previously. Impairment of goodwill is presented as a separate line in the income statement. Previously the impairment was included in the line depreciation and amortization.

Balance sheet items have been reclassified to be in conformity with newly applied IFRS rules.

Investment in subsidiaries

In March 2004 the International Accounting Standards Board issued revised rules on business combinations. The Group's accounting methods concerning acquisition of subsidiaries have been adjusted to the new regulations

All business combinations are accounted for by applying the purchase method. Goodwill has been recognized in acquisitions of subsidiaries and represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment.

Interim financial statements of Actavis Group hf. 30 June 2005 30 *Amounts are in thousands of euro*

21. Explanation of Transition to IFRSs, *continued*

Negative goodwill arising on an acquisition is recognized directly in the income statement.

The effect of applying IFRS to business combinations concerning subsidiaries is an increase in net equity at year-end 2004 by the amount of EUR12.7 million. The effect on the income statement for the year 2004 is an increase in net earnings of EUR48 thousand.

Development expenses
According to IFRS companies that undertake product development should capitalise such cost if an entity can demonstrate that the projects meet certain conditions and it can be demonstrated that future economic benefit will flow to companies. The Group has capitalised development cost that meets such conditions.

The Group retained the service of specialists to assist in reviewing the Group's compliance with IFRS concerning capitalised development expenses. The specialists submitted a detailed report on the matter which was used as a guide when the accounting methods concerning capitalisation of development cost were established.

The changes made to the capitalised development expenses resulted in a reduction of EUR4.2 million at year-end 2004. The effect on the operation in the year 2004 is a reduction in net earnings amounting to EUR1.6 million.

Associates
The associates are incorporated in these interim financial statements using the equity method of accounting. Investments in associates are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of the associates in excess of the Group's interest in those associates are not recognised

The effect of new accounting methods concerning associates results in a reduction of net equity in the amount of EUR2.2 million. Net earnings for the year 2004 is reduced by EUR1.1 million by this change.

Translation reserve
Accumulated foreign exchange difference arising on the translation of financial statements of foreign subsidiaries to the Group's reporting currency is eliminated as of 1 January 2003. Other changes in the translation reserve relate to the changes made to the financial statements of the subsidiaries when applying IFRS.

Changes in translation differences in the Group's stockholder's equity due to the implementation of IFRS by foreign subsidiaries is a reduction of EUR2.8 million.

Other changes
Other changes made to the Group's financial statements on the implementation of IFRS relate to the recognition of leased assets, changes in depreciation of fixed assets and share based payments.

The total increase in the Group's stockholders' equity at year-end 2004 due to other changes amounts to EUR0.9 million. Net earnings for the year 2004 are reduced by EUR0.4 million due to these other changes.

The Group applied IAS 39 as of 1 January 2005. The application results in a recognition of derivatives which are are recogniced at fair value and interest-bearing loans are stated at amortized cost with any difference between cost and redemption value recogniced in profit or loss over the period of the borrowings on an effective interest rate. The effect of applying IAS 39 is an increase in net equity at 1 January 2005 amounting to EUR1.3 million.

Interim financial statements of Actavis Group hf. 30 June 2005 31 *Amounts are in thousands of euro*

22. Events after the balance sheet date

-Business combination

In July the Company gained control through it's subsidiary Actavis Inc. over Amide Holding, which is the parent company of Amide Pharmaceuticals Inc. Amide specialises in developing, manufacturing and marketing pharmaceuticals. The cost of the acquisition has an initial gross consideration of EUR414 million in cash with up to an additional EUR83 million payable over two years subject to performance.

-Refinancing

At the end of July the Company signed a EUR600 million credit facility with a 5 year maturity. The Facility supported Actavis' acquisition of Amide Pharmaceuticals Inc., a privately owned US generic pharmaceuticals company and is further used to refinance Actavis' existing short-term and long-term debt. The margin for the next 12 months period is 0.70% over LIBOR. For the remaining period the margin is subject to change in the ratio of net debt to EBITDA and can be within the range of 0.50% - 0.80% over LIBOR.

23. Financial ratios

The main financial ratios for the Group are as follows:	YTD 2005	YTD 2004
Equity ratio	0.57	0.43
Current ratio	1.95	1.16
Return on equity	13.39%	27.47%
Internal value of shares	13.69	7.79
EBITDA	48,010	59,802
EBITDA as a percentage of revenues	21.5%	25.4%
Working capital provided by operating activities	53,556	42,832

Interim financial statements of Actavis Group hf. 30 June 2005 32 *Amounts are in thousands of euro*

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Will Publish its results for 4Q on 21 February

10.2.2005 15:28:56

News categories: Corporate results

Print

Actavis Group hf. will announce its results for the fourth quarter ended 31 December 2004, after the market closes on the 21 February.

There will be an analyst meeting in Iceland at Nordica Hotel, Reykjavik, on 22 February 2004 at 08:15. A copy of the analyst presentation will be available at www.actavis.com following the meeting. Note that the date for announcement has been changed.

About Actavis
Actavis Group is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of high quality generic pharmaceuticals. The Group has also established itself as a supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in over 25 countries with around 7,000 employees. In addition to development and manufacturing facilities in Bulgaria, Turkey, Malta, Iceland and Serbia, Actavis has an extensive sales network. The Group has built a strong market position in Europe and is constantly looking to establish itself in new markets. Actavis intellectual property has resulted in Actavis and its customers being first to market with generic products when patents expire.

Subscribe to Actavis releases

http://www.actavis.com/Investors/subscribe.htm

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Will Publish its results for 4Q on 21 February

10.2.2005 15:28:56

News categories: Corporate results

Print

Actavis Group hf. will announce its results for the fourth quarter ended 31 December 2004, after the market closes on the 21 February.

There will be an analyst meeting in Iceland at Nordica Hotel, Reykjavík, on 22 February 2004 at 08:15. A copy of the analyst presentation will be available at www.actavis.com following the meeting. Note that the date for announcement has been changed.

About Actavis
Actavis Group is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of high quality generic pharmaceuticals. The Group has also established itself as a supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in over 25 countries with around 7,000 employees. In addition to development and manufacturing facilities in Bulgaria, Turkey, Malta, Iceland and Serbia, Actavis has an extensive sales network. The Group has built a strong market position in Europe and is constantly looking to establish itself in new markets. Actavis intellectual property has resulted in Actavis and its customers being first to market with generic products when patents expire.

Subscribe to Actavis releases

http://www.actavis.com/Investors/subscribe.htm

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Will Publish its results for 4Q on 21 February

10.2.2005 15:28:56

News categories: Corporate results

Print

Actavis Group hf. will announce its results for the fourth quarter ended 31 December 2004, after the market closes on the 21 February.

There will be an analyst meeting in Iceland at Nordica Hotel, Reykjavik, on 22 February 2004 at 08:15. A copy of the analyst presentation will be available at www.actavis.com following the meeting. Note that the date for announcement has been changed.

About Actavis
Actavis Group is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of high quality generic pharmaceuticals. The Group has also established itself as a supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in over 25 countries with around 7,000 employees. In addition to development and manufacturing facilities in Bulgaria, Turkey, Malta, Iceland and Serbia, Actavis has an extensive sales network. The Group has built a strong market position in Europe and is constantly looking to establish itself in new markets. Actavis intellectual property has resulted in Actavis and its customers being first to market with generic products when patents expire.

Subscribe to Actavis releases

http://www.actavis.com/Investors/subscribe.htm

Annual Results 2004
21 February 2005

Actavis reports net profits of EUR63 million for 2004

Actavis Group hf. ("ACT") ('Actavis'), the international generic pharmaceuticals company, announces its audited results for the year ended 31 December 2004.

Highlights: Q4 and 2004

- **Sales grew by 43.0% to EUR111.9 million in Q4 and 42.9% to EUR451.7 million for the full year**
- **Underlying revenue grew by 4.8% in Q4 and 10.6% for the full year.**
- **EBITDA margin 23.4% or EUR26.1 million for the Q4 and 25.4% or EUR114.7 for the year.**
- **Net profit down by 15.4% and was EUR14.6 million for Q4 and up by 54.6% to EUR62.6 *million for the year***
- **Earnings per share (EPS) up 57.3% for the year**
- **Nine products launched, five of which were first to market**
- **Acquisition of Polish company, Biovena**

President & CEO, Robert Wessman commented:
"2004 was a year of growth and high profitability for Actavis and I am pleased with the results for the year as a whole. This was a busy year for us and we achieved positive results in many of our strategic activities. Emphasis was placed on consolidating new companies into the Group and we had a record year in the number of new products launches. Margins and profits were strong and we are pleased to see how the recently acquired companies have performed.

Looking ahead we continue to adhere to our strategy of targeting growth in our present market as well as looking at strategic opportunities in the US and India. Our recent activity in India shows great promise for the Group and we look forward to developing our operations there.

Looking forward, I am confident that our strong customer focus and our ambitious and hard working employees will continue to enhance the rapid growth of Actavis."

Post period end events

- **Bulgaria, Jan 05.** Reimbursement list in Bulgaria confirmed
- **India, Feb 05.** Actavis acquires the CRO company Lotus and signs a strategic collaboration agreement with Emcure

	Three months ended 31 December			Twelve months ended 31 December		
Thousands of Euro	4Q 2004	4Q 2003	% Change	2004	2003	% Change
Operating revenues	111,916	78,275	43.0%	451,697	316,151	42.9%
EBITDA	26,143	19,961	31.0%	114,708	84,059	36.5%
EBITDA/revenues	23.4%	25.5%	-2.1%	25.4%	26.6%	-1.2%
Profit before tax (PBT)	15,435	19,556	-21.1%	78,451	46,788	67.7%
Net profit	14,562	17,211	-15.4%	62,656	40,540	54.6%
Earnings per share (EPS)	0.0052	0.0061	-14.8%	0.0225	0.0143	57.3%

Enquiries:
Investors
Robert Wessman Actavis Group President & CEO — Tel: +354 535 23 or +44 (0) 207 484 50 71
Investors/Media
Halldor Kristmannsson, Actavis Corporate Communications — **Tel +354 535 2300**
Financial Dynamics-London
Julia Phillips/Davina Langdale — Tel: +44 (0) 207 831 3113

1 12M 2004 & 4Q 2004 Financial Highlights

creating value in pharmaceuticals

Group Strategy

Actavis is committed to leading the consolidation of a still fragmented industry through strategic acquisitions and driving growth through aggressive product launches, penetration of new markets and regulatory approvals of new generic pharmaceuticals.

Financial highlights

Q4 2004 results

In Q4 sales increased by 43.0% to EUR111.9 million (4Q 2003: EUR78.3 million). Underlying sales[1] grew by 4.8%. Underlying sales for our Own Brand division increased slightly by 3% but the Third Party division's underlying sales decreased by 5.6%.

Earnings before interest, tax, exceptional items, depreciation and goodwill amortisation (EBITDA) rose by 31% to EUR26.1 million (4Q 2003: EUR19.9 million). The EBITDA to sales margin stands at 23.4%.

Profit before tax was EUR15.4 million (4Q 2003: profit of EUR19.5 million). Net profit was EUR14.6 million (Q4 2003: profit of EUR17.2 million). Return on equity in Q4 was 26.9% compared to 31.4% in the previous year.

After tax earnings per share (EPS) were 0.0052 (4Q 2003: 0.0061). Tax in the quarter was positive by EUR1 million which is mainly due to increased tax asset in Malta.

Actavis had an operating cash inflow of EUR34.4 million in Q4 compared to an inflow of EUR5.7 million reported Q4 2003.

2004 Full Year Results

In 2004 the Group's sales increased 42.9% to EUR451.7 million (2003: EUR316.1 million). Own Brand division's underlying sales increased by 0.2% and the Third Party division's underlying sales grew by 24%.

Earnings before interest, tax, exceptional items, depreciation and goodwill amortisation (EBITDA) increased by 36.5% to EUR114.7 million (2003: EUR84.1 million). The EBITDA to sales margin was 25.4% (2003: 26.6%). Return on equity was 28.9% compared to 17.8% for the same period last year.

Profit before tax was EUR78.5 million, an increase of 67.7% (2003: EUR46.8 million). Net profit was EUR62.7 million (2003: EUR40.5 million).

After tax earnings per share were 0.0225 (2003: 0.0143). Effective tax rate was 14.6% for the year.

Actavis had an operating cash inflow of EUR48.8 million, an increase of EUR5.1 million compared to 2003. This increase is less than anticipated for the year as a whole. It is mainly due to an increase in receivables in Actavis' subsidiary in Turkey, Fako. The company no longer factors its receivables. In addition, Fako has extended the credit terms of sales in Turkey to be more in line with the terms generally offered in the market. This increased the receivables for the Group by EUR34 million.

An impairment test on the Groups' Goodwill was performed by an independent third party at year end 2004. The main conclusion of the test was that the operation acquired companies supports the Goodwill apart from the Danish subsidiary. The total amount of Goodwill was at year 2004 EUR229 million. The total amount of the impairment is EUR3 million.

Q4 and Recent Developments

In February 2005 Actavis announced an agreement to conditionally acquire Lotus Laboratories, an Indian Contract Research Organisation (CRO), for around EUR19.1 million. The acquisition is not expected to affect Actavis' financial results in the short term but it is expected to reduce the Group's R&D expenditure and to support its entry into the US market. In the same month, Actavis also announced a strategic collaboration with the Indian pharmaceutical company, Emcure Pharmaceuticals. The agreement focuses on four products which Emcure will manufacture for Actavis for the US market.

In January 2005 Actavis welcomed the publication of a new reimbursement list in Bulgaria. This long-awaited final step by the Bulgarian Government is expected to make Actavis more competitive and is expected to support the Company's sales in Bulgaria.

In December 2004, Actavis launched the generic version of Quinapril HCT tablets to its customers in Germany. Cardiovascular Quinapril HCT is expected to be a healthy contributor to Actavis' revenues. In the same month, Actavis acquired the Polish generic pharmaceutical company, Biovena. The acquisition is an important step in Actavis' strategy to penetrate one of Europe's largest pharmaceutical markets. In addition, it gives Actavis a suitable platform from which to register and launch its Own Brand products in Poland.

Divisional Review

[1] Underlying sales growth in core business activities and excludes acquisitions and divestments in the period.

creating value in pharmaceuticals

Actavis has two main Divisions for the sale of products and intellectual property, Own Brand and Third Party Sales.

Own Brand Sales are of products either developed by Actavis or in-licensed from other companies. Key markets for this division include Turkey, Bulgaria, Russia & CIS, Serbia and the Nordic region.

Third Party Sales are sales of intellectual property developed by Actavis and sales of finished products sold to third parties. Key markets for this division include Germany, Austria, the UK and Netherlands.

Own Brand

Own Brand Sales represented 53.2% of total sales for the full year. Sales for 2004 were EUR240.2 million, compared to EUR156.4 million for 2003. Underlying growth for Q4 was 3% and 0.2% for the full year.

Own Brand sales by markets (EUR '000)

Market	4Q 2004	4Q 2003	% Change	2004	2003	% Change
Turkey	23,820	0	N/A	82,371	0	N/A
Bulgaria	13,965	13,167	6.1%	49,657	53,630	-7.4%
Russia & CIS	10,484	10,111	3.7%	38,327	34,090	12.4%
Northern Europe	7,243	1,424	408.7%	24,664	18,099	36.3%
Serbia	7,435	5,084	46.2%	24,547	22,913	7.1%
Other	5,653	7,868	-28.1%	20,621	22,968	-10.2%
Total Own Brand	**68,601**	**37,655**	**82.2%**	**240,188**	**151,700**	**58.3%**

Highest selling products by Own Brand in EUR million

Products	4Q 2004	2004	Description
Bioment	2.8	10.1	Anti-Infective
Troxevasin	2.7	9.6	Cardiovascular
Cravit	2.8	9.3	Anti-Infective
Almagel	2.6	9.0	Alimentary tract & metabolism
Oraceftin	2.9	8.9	Anti-Infective

Growth in Own Brand Sales was slower than expected, due to several reasons. Primarily this was due to pricing pressures and the delay in introduction of a new reimbursement list during 2004 in Bulgaria. Important progress was made in Q4 and 2004 as a whole in streamlining sales and marketing operations across the Group and creating a more effective service platform.

A big step in the Company's strategy to consolidate the various businesses under one brand and build a leading brand in generic pharmaceuticals was taken when the Company was rebranded as Actavis.

Market by market commentary follows.

Turkey

Acquisition of Fako was completed in beginning of 2004 and the company is accounted for the full year. Integration has been a success and the company is now contributing a strong margin and profits to the Group.

The strongest contributing products were the anti-infectives Bioment and Oraceftin and the anti-infective/alimentary tract drug Helipak. Competition remained intense with discounts and extended credit terms being given by competitors. By the end of the year increased discounts were implemented in the market by the Government. These will result in discounts of 11% to the market for 2005. Actavis accrued for those discounts, for products already with the wholesalers and pharmacies.

The Company filed 17 registrations in 2004 which included both cardiovascular and central nervous system products. Four to five of these products are expected to be launched in late 2005. Actavis expects healthy growth in the market in the coming year.

creating value in pharmaceuticals

Bulgaria
Sales in Bulgaria were down 7% for the year compared to 2003. The main reason for slower growth was the delay in the confirmation of the final reimbursement list from the Government. The list was confirmed in January 2005 and is expected to support Actavis sales and make the business more competitive. The Company remains the leading generic pharmaceutical

The strongest contributors to sales in 2004 were the cardiovascular products Renapril, Dehydtratin and Verapamil.

In 2004, Actavis introduced five new products to the market and registered another 12. The Group expects 10 to12 products to be launched in 2005 and anticipates a healthy growth in the coming year

Russia, Ukraine and the CIS
These markets continued to perform strongly with total sales of pharmaceutical products growing by 12.4% in 2004 compared to 2003.

The management team has predominantly focused on increased promotion and strengthening its relationship with distributors. The main contributors to sales were products such as Almagel (Antacid), Sedalgin Neo (Central Nervous System) and Troxevasin (Cardivascular).

Serbia and Montenegro
Sales in Serbia were up 7% for the year. The Company continued to gain ground in 2004 with increased market share and sales were in line with expectations. The Company remains one of the market leaders in the region. The main contributing products were Enalapril, Ciprocinal and Ranisan. A new law was passed in August 2004 with the intention of conforming local pharmaceutical regulatory bodies to EU standards. Once operational, this agency is expected to improve the regulatory and registration processes in the market.

Nordic region
Sales grew 36.3% in 2004 excluding the Pliva-acquired products. The Group established itself in the region with the integration of Pliva Pharma Nordic and gained market share in all major Nordic markets, with 14 new product launches in Denmark. Competition in Denmark remains strong with continued pricing pressure yet the market continues to develop in favour of generics. Several patent expiries in the region and reimbursement reforms being implemented in Norway and Denmark will favour additional growth for generics. During 2005, 15 new market launches[2] are expected in the region (counting all markets).

Third Party Sales
Third Party Sales include the sale of intellectual property and finished products to other pharmaceutical companies (third parties). Underlying growth for this division was 24% for the full year but negative of 5.6% in Q4. 2004 was the best year in the Third Party Sales division's history. The launch in January of Ramipril capsules, Ramipril tablets and Ramipril HCT products represented the Group's biggest new product launch. In total nine products were launched in the year of which five were first to market.

Q4 saw three market launches (products launched earlier in other markets) in the French market upon patent expiry - an important indication of the growing significance of the French market for the division.
In December, the division launched the new generic version of Quinapril HCT tablets to its customers in Germany, who were consequently first to market with the product. Quinapril HCT is expected to be a healthy contributor to Actavis' product portfolio.

Germany
Sales in Germany were up 50% for the full year compared to 2003, partly due to strong sales of Ramipril. Government resulted in a new obligation for pharmaceutical companies to give national healthcare funds a 16% discount under the country's reimbursement system. A new reference price group for ACE inhibitors impacted adversely on Ramipril, Ramipril HCT, Quinapril and Quinapril HCT. The German reforms are boosting the use of generics and generally benefit the industry. In the longer term, however, both generic and patent-protected medicines are expected to come under continued pricing pressures.

The UK
Sales in the UK market were up 88.6% for the full year compared to 2003. Whilst Ramipril and Citalopram both experienced price squeezes, there was good news in the UK where the market remained buoyant and Ramipril prices in particular remained strong for longer than originally anticipated. Paroxetine was successfully launched in the UK in February 2004.

[2] A new market launch is when a product ("old product") previously launched in other markets is launched into new market.

actavis
creating value in pharmaceuticals

Austria
Sales to Austria were down 60% for the full year compared to 2003. The reduction is entirely due to lower sales of Citalopram for international distribution, although Citalopram is still by far the highest selling product on the market, covering almost 70% of the Company's sales to Austria. Last year two new Austrian customers launched Ramipril products and Lisinopril HCT.

Netherlands
Sales to the Dutch market were up 69.3%. The Netherlands, with its developed generic market, has always been an important market for the division. The key product is Ciprofloxacin for international distribution, followed by Loratadine and Lisinopril for local sales.

Third Party product sales by markets (EUR '000)

Market	2004	2003	% Change
Germany	79,244	52,815	50.0%
UK	20,513	10,876	88.6%
Austria	12,296	31,118	-60.5%
Netherland	7,403	4,372	69.3%
Spain	5,634	3,848	46.4%
Denmark	5,435	7,515	-27.7%
France	3,216	2,186	47.1%
Other	17,893	15,403	16.2%
Total Third Party	151,632	128,134	18.3%

Highest selling products by Third Party Sales in EUR million

Products	4Q 2004	2004	Description
Citalopram	3.2	30.6	Antidepressant
Ramipril Caps	2.2	16.1	Cardiovascular
Ramipril	1.6	15.1	Cardiovascular
Ramipril HCT	1.2	12.7	Cardiovascular
Paroxetine	2.7	12.7	Antidepressant

actavis
creating value in pharmaceuticals

Research and Development

2004 was a productive year for the Group's R&D Division. By year end, 45 products were in the development pipeline for Group markets, in addition to 30 products for Own Brand markets (non EU markets).

EU Marketing Authorisations
A total of 11 first Marketing Authorisations for a new generic product in an EU country were granted in 2004, including three products, which were launched in 2004, but most of these products will be launched upon patent expiry in 2005-2007.
Marketing Authorisation applications for sixteen new generic products were submitted in 2004.
24 registrations were ongoing at the year end. The total number of marketing authorisation applications for EU members was around one thousand in 2004.

ANDA filings
Two new applications for the US market were completed.
Approximately 8-10 other ANDA targets have been identified and expected to be filed in 2005 and the Company sees considerable synergies in developing products for EU and US simultaneously.

In-licensing
Actavis aims to in-license products for Group markets that are not developed by the company.
Number of products expected to be in-licensed for the US and EU in 2005.

Outlook

Third Party Sales
The first quarter 2004 was exceptional in terms of product sales. January saw the major product launch of the three Ramipril products, significantly boosting sales in Q1. This year, the main new product launches are expected to take place in the second and third quarter which are expected to be stronger in terms of sales. While Germany is expected to continue to be the biggest market for the division, dependence on this market will diminish as other markets, such as the UK and France, become increasingly important. The growth of the Third Party Sales division is expected to be less than 2005 than in 2004.

Own Brand Sales
Sales in the first quarter are expected to meet expectations and show improved growth from 2004. The acquisition of Biovena in Poland has secured a strong platform from which to register Actavis products and support future growth in the region. Emphasis will be placed on market penetration in the Czech Republic, Slovak Republic and Rumania. Actavis will continue to look for acquisition opportunities in Central Europe to strengthen its sales platform in the region. The Group expects 30-35 new product launches in all key markets in 2005.

Emphasis will be placed on increased focus on the US market and create a strong pipeline to support sales in the market. India is expected to play a significant role in Actavis growth strategy for the US market, focusing on supply and development for the market. First year of US revenues is expected in the year 2006.

Shareholder structure

The Actavis Group shareholder structure as of 17 February 2005 is demonstrated in the table below:

Shareholders		Ownership (%)
Amber Intl. & related parties		36.20%
Institutional Investors		32.99%
Private Investors		22.24%
Treasury shares		6.63%
Management		1.94%
Total		**100%**
Free float *		**40%**
Total shares	ISK	2,993,780,301
Outstanding shares	ISK	2,795,166,852

Milestones 2004

December:
- Acquisition of Polish sales and marketing company Biovena
- Actavis first to market with new generic product Quinapril HCT through its customers in Germany

October:
- Actavis concluded a EUR24 million credit agreement with the Nordic Investment Bank
- Three new executive appointments were made at Actavis, in a move to further strengthen the overall structure and efficiency of the business. A new Chief Executive S&M Own Brand joined the executive board.

May:
- Actavis became the new name for the Pharmaco Group of companies. The new name is a part of a broader strategy to consolidate the various businesses in order to build a leading global pharmaceuticals business.

* According to Iceland Stock Exchange calculations, see www.icex.is.

creating value in pharmaceuticals

April:

- Launch of Lisinopril HCT, first new product launch from newly upgraded facility in Malta to the EU market

February:

- The acquisition of Pliva Nordic was finalised, completing Actavis' sales and marketing presence throughout the entire Nordic region

January

- The acquisition of Fako, one of Turkey's largest generic pharmaceutical companies, was completed in January
- Actavis was first to market (through its customers) with three new generic products (Ramipril tablets, Ramipril capsules and Ramipril HCT)

Board Structure

The Board of Directors of Actavis, as of 31 December 2004, comprised of Bjorgolfur Thor Bjorgolfsson, Karl Wernersson, Sindri Sindrason, Magnus Thorsteinsson and Andri Sveinsson.

Method of Consolidation

The consolidated financial statements comprise the financial statements of Actavis Group hf. and its subsidiaries. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Group companies are those companies in which the parent company has a controlling financial interest through direct and indirect ownership of a majority voting interest or effective managerial and contractual control. The subsidiaries held or acquired exclusively with a view to subsequent resale are excluded from consolidation and are included as available-for-sale investments and measured at fair value where this can be reliably measured or at cost less impairment losses where fair value cannot be reliably measured. All material intra-group balances, transactions and any unrealised gains from intra-group transactions, have been eliminated in consolidation. The equity and net income attributable to minority interests are shown as separate items in the consolidated financial statements.

Auditing

The annual accounts have been audited by Actavis´s auditors, KPMG.

IFRS Implementation

According to an EC Directive, companies listed on European Stock Exchanges must prepare consolidated financial statements in accordance with international financial reporting standards (IFRS) as of the year 2005. The Company will present its report for the first quarter of 2005 in accordance with IFRS. The main changes from the Company's current financial statements relate to the valuation of intangible assets. Furthermore, presentation of the income statement as well as the balance sheet will be altered and notes to the financial statements will be more detailed.

Annual General Meeting

The Annual General Meeting of Actavis Group will be held on Tuesday 15 March 2005 at the National Gallery of Iceland at 17.00.

Dividend Payments

The Board of Actavis has recommended a final dividend of 10% of outstanding shares amounting to 5.1% of the Profit after tax for 2004. The final dividend will be paid on 22 March 2005 to shareholders on the register at the close of business on 14 March 2005.

Actavis' financial calendar

Q1 results	24 May 2005
Q2 results	9 August 2005
Q3 results	8 October 2005
Q4 and annual results	7 February 2006

Financial calendar is also available on the Actavis' website, www.actavis.com

Presentation of financial results

There will be an open meeting in Iceland at Nordica Hotel, Reykjavik, at 08:15 GMT on 22 February 2005. A copy of the presentation will be available at www.actavis.com following the meeting.

creating value in pharmaceuticals

About Actavis

Actavis is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of high quality generic pharmaceuticals. The Group has also established itself as a supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in 27 countries with over 6600 employees. In addition to development and manufacturing facilities in Bulgaria, Turkey, Malta, Iceland and Serbia, Actavis has an extensive sales network. The Group has built a strong market position in Europe and is constantly looking to establish itself in new markets. Actavis' intellectual property has resulted in Actavis and its customers being first to market with generic products when patents expire.

Forward Looking Statements

This press release contains forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims and exposure to environmental liability.

creating value in pharmaceuticals

Actavis Group

Following are the key figures of the consolidated financial statements for the fourth quarter and full year 2004.

Income Statement	4Q 2004	4Q 2003	2004	2003
Operating revenues	111,916	78,275	451,697	316,151
Operating expenses	(95,977)	(59,351)	(362,635)	(245,696)
Impairment losses	0	551	0	(18,336)
Total expenses	(95,977)	(58,800)	(362,635)	(264,032)
Operating profit (EBIT)	15,939	19,475	89,062	52,119
Net interest expense/income	(504)	81	(10,611)	(1,642)
Special reserves	0	0	0	(3,689)
Income before taxes	15,435	19,556	78,451	46,788
Taxes	996	(2,269)	(11,431)	(4,434)
Profit before minority interest	16,431	17,287	67,020	42,354
Minority interest	(1,869)	(76)	(4,364)	(1,814)
Net profit	14,562	17,211	62,656	40,540

Balance sheet	4Q 2004	4Q 2003	2004	2003
Fixed assets	435,773	396,979	435,773	396,979
Current assets	242,721	200,548	242,721	200,548
Total Assets	678,494	597,527	678,494	597,527
Stockholders equity	277,380	220,475	277,380	220,475
Provisions	25,524	21,167	25,524	21,167
Long-term liabiltities	166,535	173,974	166,535	173,974
Current liabilities	209,055	181,911	209,055	181,911
Total stockholders equity and liabilites	678,494	597,527	678,494	597,527

Cash flow	4Q 2004	4Q 2003	2004	2003
Working capital from operating activities	27,230	16,910	95,680	71,002
Net cash provided by operating activites	34,366	5,647	48,832	43,783

Key ratios				
EBITDA	26,143	19,961	114,708	84,059
EBITDA/revenues	23.36%	25.50%	25.39%	26.59%
EBIT/revenues	14.24%	24.88%	19.72%	16.49%
Earnings per share (EPS)	0.0052	0.0061	0.0225	0.0143
Profit to sale	13.01%	21.99%	13.87%	12.82%
Return on equity (ROE)	26.90%	31.40%	28.90%	17.80%
Equity ratio	40.88%	36.90%	40.88%	36.90%
Current ratio	1.16	1.10	1.16	1.10
Internal value of shares	7.67	6.11	7.67	6.11

creating value in pharmaceuticals

Actavis Group hf.

Consolidated financial statements
for the year ended 31 December 2004
Euro

Contents

Endorsement by the board of directors and the president and CEO

The Company's financial statements are stated in thousands of euro's and include the consolidated financial statements of Actavis Group hf. and its subsidiaries. The accounting principles applied in preparing the Company's financial statements are consistent with those used in the previous year.

The name of Actavis Goup hf. was formerly Pharmaco hf. but the name was changed in May

At the end of December the company entered into an agreement to buy the Polish company Biovena. Biovena has specialised in the marketing of generics. Neither the income statement nor the balance sheet of the Goup were affected by this agreement during 2004.

Net profit for the year amounted to EUR62.7 million for the Group, according to the income statement. Stockholders' equity amounted to EUR277.4 million at year end according to the balance sheet. Changes in stockholder's equity and appropriation of net profits are further explained in the financial statements. Outstanding capital stock was 2,791,162 thousand shares at beginning of year. Each share has a nominal value of one Icelandic krona. Taking into consideration other changes in capital stock, outstanding shares at yearend were 2,846,150 thousand which had a book value of EUR36.2 million. The number of stockholders at year end was 2,942 a decrease of 103 from the beginning of the year. Two stockholders owned more than 10% share in the Company at year end, Amber International Ltd. with 32.9% ownership and Landsbanki Luxemburg S.A. with 10.3% share.

The board of directors proposes a payment of 10% dividend on the nominal value of capital stock to stockholders in the year 2005 which corresponds to 5,1% of net profit.

The board of directors and the managing director of Actavis Group hf. hereby confirm the Group's financial statements for the year 2004 with their signatures.

Hafnarfjordur, 21 February 2005.

Chairman of the board of directors:

Bjorgolfur Thor Bjorgolfsson

Board of directors:

Andri Sveinsson

Karl Wernersson

Magnús Thorsteinsson

Sindri Sindrason

President and CEO:

Robert Wessman

Auditors' report

Board of directors and shareholders of Actavis Group hf.

We have audited the accompanying consolidated balance sheet of Actavis Group hf. as of 31 December 2004 and the related consolidated income statement and consolidated statement of cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Actavis Group hf. as of 31 December 2004, and the results of its operations and its cash flows for the year then ended, in accordance with law and generally accepted accounting principles in Iceland.

Reykjavik, 21 February 2005.

Alexander G. Edvardsson
Audur Thorisdottir

KPMG Endurskodun hf.

Consolidated income statement
for the year ended 31 December 2004

	Notes	2004	2003
Operating revenue:			
Sales	5,6	424.761	293.525
Other revenue		26.936	22.626
		451.697	316.151
Operating expenses:			
Direct production expenses / cost of sales		214.376	173.124
Sales and marketing expenses		61.584	21.279
General and administrative expenses		36.973	23.247
Other operating expenses		24.056	14.442
Depreciation and amortization	30	25.646	13.604
Impairment losses on fixed assets		0	18.336
		362.635	264.032
Profit from operations		89.062	52.119
Net financial (expenses) income	24	(10.611)	(1.642)
Special reserve on investment		0	(3.689)
Profit before income tax		78.451	46.788
Income tax	25	(11.431)	(4.434)
Profit before minority interest		67.020	42.354
Minority interest		(4.364)	(1.814)
Net profit		62.656	40.540
Earnings per share:	7		
Basic earnings per share (EUR)		0,0225	0,0143
Diluted earnings per share (EUR)		0,0224	0,0142

Financial statements of Actavis Group hf. 31 December 2004 5 *Amounts are in thousands of euro*

Consolidated balance sheet

Assets

	Notes	2004	2003
Fixed assets:			
Intangible assets:	8,9		
Development expenditure and pharmaceutical know-how	27	32.905	24.916
Goodwill	28	229.126	235.038
		262.031	259.954
Property and equipment:	10,29		
Property and plant		58.174	51.027
Machinery and equipment		84.349	63.606
		142.523	114.633
Investment:			
Investment in associated company	35	3.338	3.115
Investment in other companies	11	5.339	2.947
Securities		1.325	1.364
Deferred tax assets	16,41	21.217	14.966
		31.219	22.392
Total fixed assets		435.773	396.979
Current assets:			
Inventories	12,36	71.572	78.852
Receivables:	13		
Accounts receivable		113.974	72.307
Other receivables		39.850	19.421
Cash		17.325	29.968
Total current assets		242.721	200.548
Total assets		678.494	597.527

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

31 December 2004

Stockholders' equity and liabilities

	Notes	2004	2003
Stockholders' equity:			
Capital stock	14,37	36.181	36.113
Share premium		100.066	100.903
Translation reserve		(30.200)	(28.634)
Accrued stock option		47	281
Retained earnings		171.286	111.812
Total stockholders' equity	39	277.380	220.475
Provisions:			
Minority interest		10.193	7.295
Deferred tax liabilities	16,41	9.578	8.333
Employee termination indemnity	17	5.753	5.539
		25.524	21.167
Long-term liabilities:			
Long-term liabilities	43	166.535	173.974
Current liabilities:			
Bank loans		88.826	90.758
Accounts payable		41.351	43.765
Current maturities of long-term liabilities	44	42.200	18.889
Accrued liabilities and expenses		36.678	28.499
		209.055	181.911
Total liabilities and provisions		401.114	377.052
Total stockholders' equity and liabilities		678.494	597.527

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Consolidated statement of cash flows

for the year ended 31 December 2004

	Notes	2004	2003
Cash flows from operating activities:			
Net earnings		62.656	40.540
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortisation	30	25.646	31.940
Currency fluctuations and indexation		7.867	(7.615)
Changes in deferred taxes		(4.398)	365
Other changes		3.909	5.772
Working capital provided by operating activities		95.680	71.002
Changes in operating assets and liabilities:			
Inventories, decrease (increase)		7.356	(15.063)
Receivables, increase		(56.484)	(9.627)
Short-term liabilities, increase (decrease)		2.280	(2.529)
Changes in operating assets and liabilities		(46.848)	(27.219)
Net cash provided by operating activities		48.832	43.783
Cash flows to investing activities:			
Increase in intangible assets		(15.677)	(14.547)
Investment in property and equipment		(43.742)	(28.750)
Proceeds from sale of property and equipment		1.650	2.403
Investments in other companies, net of cash acquired		(8.400)	(52.272)
Proceeds from sale of investment in other companies		92	0
Securities, change		419	120
		(65.658)	(93.046)
Cash flows from financing activities:			
Changes in capital stock		(768)	(33.058)
Dividend paid		(3.182)	(673)
Changes in minority interest		141	0
Proceeds from long-term borrowings		36.766	77.634
Payments of long-term debt		(18.289)	(49.617)
Bank loans, changes		(9.070)	77.176
		5.598	71.462
(Decrease) increase in cash		(11.228)	22.199
Cash at beginning of year		29.968	8.863
Effects of exchange rate changes on beginning balances		(1.415)	(1.094)
Cash at year end		17.325	29.968
Other information:			
Interest paid on long-term debt		9.967	8.777
Income tax paid		5.438	8.826

Financial statements of Actavis Group hf. 31 December 2004 8 *Amounts are in thousands of euro*

Notes to the consolidated financial statements

Summary of accounting principles

Basis of preparation

1. Actavis Group hf., formerly Pharmaco hf. (the Company) is a company domiciled in Iceland. The consolidated financial statements are prepared in accordance with the Icelandic financial statements act and regulation on the presentation and contents of financial statements and consolidated financial statements. The financial statements are presented in euro rounded to the nearest thousand. They are prepared on historical cost basis and are, in all main respects, based on the same accounting principles as in the previous year.

Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Associated companies are recorded in the balance sheet at the lower of cost or net realisable value.

Foreign currencies

2. Transactions in foreign currencies are translated into euros at the exchange rate of the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into euros at the foreign exchange rate of that date. Foreign exchange differences arising on translation are recognized in the income statement.

Financial statements of subsidiaries

3. The operations of subsidiaries are not considered an integral part of the parent Company's operations. Accordingly, the assets and liabilities of subsidiaries, including goodwill and fair value adjustments are translated into euros at exchange rates of the balance sheet date. The revenue and expenses of subsidiaries are translated into euros at the average conversion rates for the period. Translation differences are recognised directly in equity.

Derivative financial instruments

4. The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities.

Revenue recognition

5. Revenue from sale of products is recognised in the income statement when significant risk and rewards are transferred to the buyer. Revenue is not recognised if there is an uncertainty about the collectability of receivables, related expenses or possible return of products.

Notes - cont.:

6. A portion of the Group's revenue comes from the sale of dossiers. Revenue from the sale of dossiers is recognised when certain milestones, included in the contracts, are met.

Earnings per share

7. Earnings per share is the ratio between profit and weighted average number of shares for the year and reveals net profit per share. The net earnings for the year amounted to EUR62.7 million and the weighted average number of shares 2,790 million shares, when taken into consideration purchases and sales of treasury shares. The nominal value of each share amounts to one ISK. Earnings per share for the year amount to EUR0.0225. Calculation of diluted earnings per share takes into consideration stock options made with the Company's employees and the prospective deliverance of shares related to those options, which amounts to 833 thousand shares. The Company has not entered into agreements to issue any convertible bonds.

Intangible assets

8. Development expenditure is capitalised in the balance sheet as development expenditure and pharmaceutical know-how. If development leads to production of marketable products the relevant cost is amortised over a period of five years. The amortisation period starts when the first sale is made. If it becomes evident that future economic benefits are not probable the cost is then charged to the income statement.

9. Goodwill arising on acquisition represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired. Goodwill is stated at cost less amortisation to year end 2002. From the beginning of the year 2003 the goodwill is not amortised but tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. If recoverable amount of goodwill is less than its carrying amount, the difference will be amortised. At year end an impairment test was conducted resulting in a loss of EUR3.0 million which was recognised in the income statement.

Property and equipment

10. Property and equipment are valued at cost less depreciation. Depreciation is calculated as a fixed annual percentage based on the asset's expected economic life and its salvage value. Expected economic life is specified as follows:

Property and plant	12 - 50 years
Equipment	3 - 10 years

Investment

11. Investment in other companies are carried at acquisition cost less provisions for estimated impairment losses on certain investment.

Inventories

12. Manufactured products are valued at their average production cost, consisting of both direct and indirect production cost. Inventories of purchased goods and materials are valued at cost.

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Accounts receivable and other receivables

13. Receivables and securities are reduced by an allowance for doubtful accounts. This allowance is not a final write-off, but a reserve to meet possible future losses. The allowance is deducted from appropriate balance sheet items. Receivables amounting to EUR154 million at the year end have been written down by EUR7 million in the balance sheet.

Repurchase of share capital

14. When treasury shares are repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Treasury shares are classified as a reduction of net equity. Possible gains or losses on purchase or sale of treasury shares are not reported in the income statement.

Stock option agreements

15. The Company has stock option agreements with certain employees which may be excercised in the years 2001 - 2005. The Company's cost is calculated according to the Black-Scholes method of evaluating stock option agreements. Thus, valued cost is expensed over the lifetime of the contract and is recognised in the income statement with a corresponding increase in stockholders' equity.

Deferred tax assets and liabilities

16. Deferred tax assets and deferred tax liabilitities are included in the financial statements. Their calculation is based on the difference between balance sheet items as reported in the Group's financial statements and tax returns of the companies within the Group. This difference occurs because expenses are generally expensed earlier for tax purposes than in the financial statements and due to investment tax credits. Deferred tax assets and liabilities are balanced if they are associated to taxes that are imposed by the same authorities.

Employee termination indemnity

17. The employee termination indemnity relates to the Turkish subsidiary. In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of an agreed formula, are subject to certain upper limits and are recognised in the accompanying financial statements as accrued. The reserve has been calculated by estimating the present value of the future obligation of the Company that may arise from the retirement of the employees.

International accounting standards

18. According to an EC Directive, companies listed on European Stock Exchanges must prepare consolidated financial statements in accordance with international financial reporting standards (IFRS) as of the year 2005. The Company will present its report for the first quarter of 2005 in accordance with IFRS. The main changes from the Company's current financial statements relate to the valuation of intangible assets. Furthermore, presentation of the income statement as well as the balance sheet will be altered and notes to the financial statements will be more detailed.

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Changes in the Consolidation

19. The Company established the English subsidiary Actavis UK Ltd. in March. The subsidiary is included in the consolidated financial statements.

    During the year the Company increased it's ownership in the Serbian pharmaceutical company Zdravlje AD by EUR0.3 million. The Company's ownership amounted to 73% at year end and increased by 2% during the year.

    As of November Abfar İlaç Sanayi ve Ticaret AŞ and Fako İlaçlari AŞ were merged under the name of Fako and all assets, liabilities and commitments of Abfar were transferred to Fako.

    At the year end the Danish sales- and marketing company, DLF, was sold. The sale has immaterial effect on the consolidation financial statements.

Quarterly overview

20. The operation of the Group is specified as follows by quarters:

	1st Quarter 1.1 - 31.3	2nd Quarter 1.4 - 30.6	3rd Quarter 1.7 - 30.9	4th Quarter 1.10 - 31.12	Total 1.1 - 31.12
Sales	117.472	103.636	97.251	106.402	424.761
Cost of goods sold	(60.069)	(52.391)	(50.012)	(51.904)	(214.376)
Gross profit	57.403	51.245	47.239	54.498	210.385
Operating expenses less other income	(21.637)	(24.922)	(20.762)	(28.356)	(95.677)
Amortization, depreciation and impairment of fixed assets	(4.942)	(5.850)	(4.649)	(10.205)	(25.646)
Net financial income (expenses)	(3.113)	(4.155)	(2.839)	(504)	(10.611)
Income tax	(6.813)	(1.922)	(3.692)	996	(11.431)
Minority interest	(729)	(490)	(1.276)	(1.869)	(4.364)
Net earnings	20.169	13.906	14.021	14.560	62.656

Operating expenses

21. Auditors' fee is specified as follows in the consolidation:

	2004	2003
Auditing of financial statements	608	843
Review of interim financial statements	158	158
Other services	196	244
Total audit fee	962	1.245

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Notes - cont.:

Personnel

22. Salaries and related expenses are specified as follows:

	2004	2003
Salaries	90.645	60.782
Related expenses	7.225	6.790
Total salaries and related expenses	97.870	67.572
Number of employees at year-end	6.602	6.835
Average number of employees, adjusted for full-time employment	6.841	6.539

Executive employment terms

23. Payment of salaries to the key executives of the Company for work performed for the companies within the Group, their stock options and ownership in the Company are specified as follows:

	Salaries and bonuses	Stock option in thousands of shares	Shares at year-end
Senior executives:			
Robert Wessman, CEO	428	754	32.865
Board members:			
Bjorgolfur Thor Bjorgolfsson, chairman of the board	28	0	1.085.337
Karl Wernersson	14	0	225.378
Magnus Thorsteinsson	14	0	0
Sindri Sindrason	785	0	0
Six managing directors and the deputy CEO	664	0	21.955
Former board members:			
Bjorgolfur Gudmundsson	14	0	99
	1.947	754	1.365.634

In addition to salaries and benefits the CEO realized EUR5.3 million shares through the exercise of his stock option. The CEO purchased 5,273 thousand shares at the exercise price of EUR 0.06 and another 38 thousand at the exercise price of EUR0.16. The market value of these shares were EUR2.7 million at the same time.

The Company has granted the Company's CEO loan amounting to a total of EUR2.4 million with a market interest rate.

Stock option agreements with the Company's CEO that are based on the exercise price EUR0.0317, were granted in 2001 and are redeemable in 2005.

The ownership of shares by the board members includes both direct ownership and indirect ownership through holding companies.

A retirement contract with Sindri Sindrason, former CEO, was finalized during the year. According to the agreement he received EUR771 thousand as a final settlement.

Net financial income and expenses

24. Financial income and expenses are specified as follows:

	2004	2003
Interest earned	2.300	769
Interest expenses and indexation	(16.284)	(9.325)
Currency fluctuations	3.373	7.748
Gain on sale of investment	0	(834)
	(10.611)	(1.642)

25. Income tax recognized in the income statement are specified as follows:

Current tax expense		
Current year		9.760
Under/(over) provided in prior years		104
		9.864
Deferred tax expense		
Origination and reversal of temporary differences		(521)
Investment tax credits		(5.966)
Other changes		8.054
		1.567
Total income tax expense according to the income statement		11.431
Reconciliation of effective tax rate		
Profit before tax		78.451
Income tax using the domestic corporation tax rate	18,0%	14.121
Effect of tax rates in foreign jurisdictions	2,2%	1.764
Non-deductible expenses	0,9%	680
Tax exempt revenue	(3,1%)	(2.424)
Investment tax credits	(7,9%)	(6.240)
Exchange rate differences and other changes	4,5%	3.530
Effective income tax	14,6%	11.431

Financial statements of Actavis Group hf. 31 December 2004 14 *Amounts are in thousands of euro*

Notes - cont.:

Earnings per share

Basic earnings per share

26. The calculation of earnings per share is based on the Company's profit in EUR and the weighted average number of issued shares at year end. Weighted average number of shares and diluted earnings per share are specified as follows in millions of shares.

Weighted average number of shares	2004	2003
Outstanding shares at 1 January	2.785	574
Effect of bonus shares issued	0	2.269
Effect of treasury shares	5	(9)
Effect of new shares issued	0	5
Weighted average number of shares at 31 December	2.790	2.839

Diluted earnings per share

The calculation of diluted earnings per share at 31 December 2004 was based on net profit attributable to shareholders and a weighted average number of ordinary shares outstanding during the year ended 31 December 2004.

Weighted average number of shares at 31 December	2.790	2.839
Impact of stock options	3	8
Weighted average number of shares at 31 December (diluted)	2.793	2.847

Intangible assets

27. Development cost for new products is capitalised in the balance sheet among intangible assets. Those assets are amortised over a period of five years. Changes during the year are specified as follows:

Balance at 1 January 2004	24.916
Additions during the year	15.473
Currency adjustments during the year	486
Sales during the year	(158)
Amortised during the year	(7.812)
Balance at 31 Decmber 2004	32.905

28. Capitalised goodwill in the balance sheet is derived from the purchase of subsidiaries. Changes in goodwill during the year are specified as follows:

Balance at 1 January 2004	235.038
Changes in opening balance	(6.682)
Additions due to purchase of subsidiaries	3.401
Currency adjustments during the period	1.776
Other changes	(1.384)
Impairment loss	(3.023)
Balance at 31 December 2004	229.126

Changes in opening balance

Due to changes in the recognition of deferred tax asset of the subsidiary Fako, which relate to prior years, the opening balance of goodwill was restated.

Fixed assets

29. Fixed assets and depreciation are specified as follows:

	Property and plant	Machinery and equipment	Total
Cost			
Balance at 1 January 2004	78.757	160.385	239.142
Additions during the year	9.208	34.057	43.265
Currency adjustments during the year	(1.232)	(1.969)	(3.201)
Sales and disposals during the year	(528)	(27.427)	(27.955)
Balance at 31 December 2004	86.205	165.046	251.251
Depreciation			
Balance at 1 January 2004	27.730	96.779	124.509
Depreciated during the year	1.760	11.667	13.427
Currency adjustments during the year	(1.253)	(1.298)	(2.551)
Depreciation of asset disposals	(206)	(26.451)	(26.657)
Balance at 31 December 2004	28.031	80.697	108.728
Book value at 31 December 2004	58.174	84.349	142.523
Depreciation ratios	2 - 8%	10 - 33%	

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

30. Depreciation, amortisation and impairment losses according to the income statement are specified as follows:

Amortisation of development cost according to note 27	7.812
Other changes in goodwill according to note 28	1.384
Impairment loss in goodwill according to note 28	3.023
Depreciation of fixed assets according to note 29	13.427
	25.646

Impairment of goodwill

31. During the year an impairment loss was charged to the carrying amount of goodwill that arose in the acquisition of Actavis Nordic. The impairment loss amounted to EUR3.0 million.

Purchase lease agreements

32. Buildings, machinery and equipment, for which the Group has entered into purchase lease agreements, are capitalized, despite ownership of lessor according to the contract. At year end the remainder of the contracts amount to EUR3.3 million.

Official real estate valuation and insurance value

33. Buildings and properties in Iceland with a book value of EUR20.3 million, had an official real estate valuation of EUR20.6 million at year end 2004. Their insurance value amounted to EUR44.5 million at the same time.

Inventories in Iceland amounting to EUR20.0 million at year end, were insured for EUR28.2 million.

Fixed assets and inventories in other production facilities with a book value of EUR83.4 million had an insurance value of EUR248 million.

Financial statements of Actavis Group hf. 31 December 2004 — 17 — Amounts are in thousands of euro

Investment

34. At year end the Company owned 15 subsidiaries that are all included in the consolidated financial statements. The subsidiaries owned 19 subsidiaries at year end that are included in their financial statements. The companies that are included in the consolidated statements are as follows:

	Ownership %
Actavis BV (Medis Holland BV), Netherland	100%
Actavis Ltd. (Pharmamed Ltd), Malta	100%
Actavis Trading Ltd., Malta	100%
Actavis hf. (Delta hf.), Iceland	100%
Actavis Inc. (Pharmaco Inc.), USA	100%
Actavis Nordic A/S (United Nordic Pharma AS), Denmark	100%
Nordisk Ibu-Pharma ApS, Denmark	100%
Actavis AS (UNP A/S), Denmark	100%
Actavis OY, Finland	100%
Actavis A/S, Norway	100%
Actavis A/B (UNP Sweden AB), Sweden	100%
Actavis Ltd., England	100%
Balkanpharma Holdings Ltd, Cyprus	100%
Balkanpharma Healthcare International, Cyprus	100%
MM Pharma LLC, USA	100%
Verben S.A. Uruguay	50%
Actavis AD (Balkanpharma AD), Bulgaria	100%
Balkanpharma Dubnitsa AD, Bulgaria	98%
Balkanpharma Troyan AD, Bulgaria	98%
Balkanpharma Razgrad AD, Bulgaria	98%
Balkanpharma Security AD, Bulgaria	100%
Balkanpharma Macedonia, Macedonia	100%
Actavis OOO (Balkanpharma OOO), Russia	100%
Colotech AS, Denmark	86%
Fako İlaçlari AŞ, Turkey	89%
Medis GmbH, Germany	60%
Medis Ltd., Isle of Man	100%
Medís ehf., Iceland	100%
Medis Danmark AS, Denmark	100%
NM Pharma ehf., Iceland	100%
Oculis ehf., Iceland	67%
Omega Farma ehf., Iceland	100%
Zdravlje AD, Serbia	73%
Zdravlje Trade AD, Serbia	100%

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Notes - cont.:

Investment in associated company

35. At year end the Company's ownership in Iceland Genomics Corp. USA amounted to 31% with a book value of EUR3.3 million.

Inventories

36. Inventories are specified as follows:

	2004	2003
Raw materials	32.361	32.882
Work in progress	14.348	16.919
Finished goods and goods for resale	24.863	29.051
Inventories at 31 December	71.572	78.852

Stockholders' equity

37. Changes in the nominal value of capital stock during the year are specified as follows:

	Number of shares in thousands	Nominal value in thousand of EUR
Outstanding capital stock at 1 January 2004	2.785.394	36.113
Purchase of treasury shares	(5.108)	(59)
Sale of treasury shares	10.876	127
Outstanding capital stock at 31 December 2004	2.791.162	36.181

38. Total capital stock is as follows:

Total capital stock issued	2.993.780	38.521
Treasury stock	(202.618)	(2.340)
Outstanding capital stock at 31 December 2004	2.791.162	36.181

39. Reconciliation of movements in stockholders' equity:

	Capital stock	Share premium and statutory reserve	Translation reserve	Accrued stock option	Retained earnings	Total
Balance at 1 January 2004	36.113	100.903	(28.634)	281	111.812	220.475
Treasury shares acquired	(59)	(2.391)				(2.450)
Treasury shares sold	127	1.277				1.404
Expensed stock option				43		43
Redeemed stock option		277		(277)		0
Acc. currency adjustment			(1.566)			(1.566)
Dividend paid					(3.182)	(3.182)
Net earnings					62.656	62.656
Balance at 31 December 2004	36.181	100.066	(30.200)	47	171.286	277.380

Stock options agreements

40. The company has granted its employee's stock options rights, which they can exercise in the year 2005. The Company will use treasury shares or/and issue new shares to fulfill the Company's obligations according to the stock options. The Company's stock option liabilities are 0.8 million shares at year end. Changes during the year are specified as follows:

	Shares in thousands	Nominal value in thousand of EUR
Balance at 1 January	12.612	151
Exercised stock options during the year	(11.779)	(141)
Balance at 31 December	833	10

Deferred income tax

41. The Company's deferred tax assets and deferred tax liabilities are specified as follows:

	Assets	Liabilities
Balance at 1 January 2004	14.966	8.333
Income tax posted to income statement	4.530	15.787
Income tax payable	(660)	(8.816)
Other changes	2.381	(5.726)
Balance at 31 December 2004	21.217	9.578

Deferred tax assets and deferred tax liabilities specified on items:

Intangible assets	814	4.630
Operating fixed assets	(54)	1.815
Current assets	877	1.875
Investments	(37)	(139)
Current liabilities	1.368	(8)
Accrued stock options	0	43
Long-term liabilities	1.740	5
Total deferred tax liabilities from assets and liabilities	4.708	8.221
Carry forward income tax losses	4.364	1.357
Investment tax credits	12.145	0
Balance at 31 December 2003	21.217	9.578

Commitments

42. The Company is committed to increase the share capital of its subsidiary, Colotech AS by EUR3.0 million. The payments will be made in six installments during the next three years.

The Company is committed on behalf of its subsidiary, Zdravlje AD to invest EUR11.4 million in Serbia during the next four years.

The Company has guaranteed loan granted to its subsidiary, Fako, amounting EUR12.0 million.

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Long-term liabilities

43. Long-term liabilities are specified as follows, by currency denominations:

Loans in EUR	134.307
Loans in USD	33.667
Loans in GBP	2.300
Loans in JPY	12.396
Loans in CHF	12.209
Loans in SEK	1.442
Loans in MTL	8.271
Loans in BGL	3.268
Loans in other currencies	875
Total long-term liabilities, including current maturities	208.735
Current maturities of long-term liabilities	(42.200)
Total long-term liabilities	166.535

44. Annual maturities of long-term liabilities are specified as follows:

In the year 2005	42.200
In the year 2006	30.921
In the year 2007	23.813
In the year 2008	82.804
In the year 2009	6.413
Subsequent payments	22.584
Total long-term liabilities	208.735

Derivative

45. The Company has made currency- and interest swap contracts. These contracts are specified as follows:

	2004	2003
Currency- and interest swap contracts:		
Assets	14.880	15.184
Liabilities	15.637	12.533

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Notes - cont.:

Subsequent events

46. At the beginning of January 2005 the Company sold the subsidiary, Oculis ehf. Its primary objective was a research work concerning pharmaceutical eye-medicine. The proceeds from the sale was immaterial to the consolidation financial statements.

    At the beginning of February 2005 the Company agreed to acquire the Indian contract research organisation company, Lotus Laboratories. The acquisition is subject to the satisfaction of certain conditions. If the acquisition materialises the acquisition price will amount to EUR19 million plus cost directly related to the acquisition.

Other matters

47. The directors af Actavis Group hf. support high standards of corporate governance and have taken into account the guidelines on corporate governance adopted by the Icelandic Stock Exchange, Confederation of Icelandic Employees and the Chamber of Commerce.

Financial ratios

48. The main financial ratios for the Group are as follows:

	2004	2003
Equity ratio	0,41	0,37
Current ratio	1,16	1,10
Return on equity	28,9%	17,8%
EBITDA	114.708	84.059
EBITDA as a percentage of revenues	25,4%	26,6%
Working capital provided by operating activities	95.680	71.002

Amounts are in thousands of euro

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Insider Trading

23.2.2005 16:22:01

News categories: Insider trading

Print

Name of insider	Robert Wessman
Relations with the issuer	CEO
Date of transaction	23.2.2005
Buy or Sell	Sala / Sale
Type of instrument	Hlutabréf / Equities
Number of shares	16.173.973
Price	37,1
Primary insider's holdings after the transaction	16.690.556
Primary insider's option holdings after the transaction	754 178
Related parties holdings after the transaction	16.173.973
Date of settlement	

Comments
The transaction is only a transfer of shares to Burglington Worldwide Ltd, a holding company in ownership of Actavis, CEO, Robert Wessman. Burglington Worldwide Ltd. has now been registered as an insider in Actavis Group hf.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis sells manufacturing plant in Bulgaria 25.2.2005 11:03:19

News categories: Corporate news Print

Actavis Group hf. ("ACT"), the international generic pharmaceuticals company, today announces that its Bulgarian subsidiary, Balkanpharma Razgrad AD, has signed a letter of intention with Biovet AD Peshtera for the sale of its business for the production of active pharmaceutical ingredients (API´s), which is mainly the production of veterinary API´s. Financial details were not disclosed. The intended sale is not expected to have material affect on Actavis financial results or its operations in 2005.

The sale of the plant reflects Actavis' strategy to focus on the growth of its core business.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Presentation of Annual Results 2004

28.2.2005 17:17:00

News categories: Corporate results
Actavis Group - 4Q presentation.pdf

Print

Enclosed is an updated presentation of annual results due to amendment in the financial statements of Actavis.

Amendment in the financial statements of Actavis

An amendment has been made in the financial statements of Actavis Group for the financial year 2004. The amendment consists of a correction in the cash flow statement between payments and accrued currency exchange difference on long term liabilities.

The amendment does not affect the net profit of the company for the year 2004 nor the balance sheet at year end. Prior to the amendment corking capital provided by operating activities and net cash provided by operating activities were understated by EUR12.5 million and cash flow from financing activities were over stated by the same amount. Cash at year end has not changed.

See attachments.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425
hkristmannsson@actavis.com

actavis
creating value in pharmaceuticals

4Q 2004 Financial Results

Analyst Meeting 22 February 2005



actavis
creating value in pharmaceuticals

Agenda

1. Financial results
   - 4Q 2004
   - 12M 2004
2. Sales performance
   - Own-Brand sales
   - Third-Party sales
3. Strategy for growth
4. Outlook
5. Q&A


PHARMACY
FARMACIA
APOTHEKE


actavis
creating value in pharmaceuticals
Financial highligts

actavis
creating value in pharmaceuticals

Financial highlights 4Q

4Q 2004 Highlights

- Acquisition of Biovena in Poland
- *First to market with Quinapril HCT in Germany
- Lower sales in Bulgaria than expected
- Weaker EBITDA margin
  - Accrued discounts in Turkey (EUR 2 million)
- Impairment test
  - Goodwill accepted except in DK (EUR3 million)

Key Financials 4Q

	4Q 2004	4Q 2003	% Change
Operating revenues.......	111,916	78,275	43.0%
Operating expenses.......	-95,977	-59,351	61.7%
EBITDA.......................	26,143	19,961	31.0%
EBIT..........................	15,939	19,475	-18.2%
Profit before tax.........	15,435	19,556	-21.1%
Taxes.........................	996	-2,269	-143.9%
Net profit....................	14,562	17,211	-15.4%
Underlying Growth........	4.8%	N/A	N/A
Earnings per share (EPS).	0.0052	0.0061	-14.8%

*Actavis first to market through its customers in Germany

actavis
creating value in pharmaceuticals

Financial highlights 12M

12M 2004 Highlights

- Strong sales growth - above peer group average
- Nine new generic products on market - first to market with five
- Solid EBITDA growth
- Maintained strong position in Germany, Bulgaria, Serbia and Turkey
- Strong contribution from subsidiaries in Turkey and Serbia
- Three new executive appointments

Key Financials 12M

	2004	2003	% Change
Operating revenues........	451,697	316,151	42.9%
Operating expenses........	(362,635)	(264,032)	37.3%
EBITDA........................	114,708	84,059	36.5%
EBIT............................	89,062	52,119	70.9%
Profit before tax...........	78,451	46,788	67.7%
Taxes..........................	(11,431)	(4,434)	157.8%
Net profit.....................	62,656	40,540	54.6%
Underlying Growth........	10.6%	N/A	N/A
Earnings per share (EPS).	0.0225	0.0143	57.3%

actavis
creating value in pharmaceuticals

Financial highlights 12M

Revenues by segments



2003
2004
API 4%
Other Revenues 5%
Intellectual Property 3%
Own bran 47%
3rd party sales 41%
API 4%
Other Revenues 6%
Intellectual Property 3%
Own brand 53%
3rd party sales 34%

actavis
creating value in pharmaceuticals

Financial highlights 12M

Sales by geographic region



2003
2004
Others 8%
Baltics 1%
Spain 1%
Ukraine 3%
Holland 2%
Iceland 5%
Austria 10%
Scandinavia 5%
UK 4%
Serbia 10%
Russia & CIS 12%
Bulgaria 20%
Germany 19%
Baltics 1%
Others 7%
Spain 2%
Ukraine 3%
Holland 3%
Iceland 4%
Austria 3%
Scandinavia 5%
UK 5%
Serbia 7%
Russia & CIS 10%
Bulgaria 13%
Turkey 21%
Germany 18%

actavis
creating value in pharmaceuticals

Revenues by quarter



€ Million
120
100
80
60
40
20
0
85
76
77
78
126
109
105
112
Ramipril
Quinapril, Lisinopril HCT Amplodip.mal.
Mirtazapine
Quinapril HCT
1Q 2003
2Q 2003
3Q 2003
4Q 2003
1Q 2004
2Q 2004
3Q 2004
4Q 2004

actavis
creating value in pharmaceuticals

EBITDA to sales


€ Million
40
30
20
10
0
30%
28%
26%
24%
22%
20%

	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004
EBITDA	23.9	19.6	20.6	20.0	35.8	26.3	26.5	26.1
EBITDA to Sales	28.2%	25.7%	26.8%	25.5%	28.4%	24.2%	25.2%	23.4%

actavis
creating value in pharmaceuticals

Cost ratios development

EUR million


50%
40%
30%
20%
10%
0%
% of sales

EUR million	Cost of Sales	Sales & Marketing	General	Other	Total
1Q 2004	60.1	12.8	10.5	6.7	90.1
2Q 2004	52.4	14.4	10.2	5.5	82.5
3Q 2004	50.0	14.1	8.7	5.8	78.7
4Q 2004	51.9	20.2	7.6	6.1	85.8

actavis
creating value in pharmaceuticals

Balance sheet Assets

EUR million


EUR million
700
600
500
400
300
200
100
0

	31/12 2004	31/12 2003	Change
Current assets	242.7	200.5	42.2
Fixed assets	435.8	397.0	38.8
Total assets	678.5	597.5	81.0

actavis
creating value in pharmaceuticals

Balance sheet Equity & liabilities


EUR million
700
600
500
400
300
200
100
0

EUR million	31/12 2004	31/12 2003	Change
Equity	277.4	220.5	56.9
Obligations	25.5	21.2	4.4
Long-term liabilities	166.5	174.0	-7.4
Current liabilities	209.1	181.9	27.1
Total equity and liabilities	678.5	597.5	81.0

actavis
creating value in pharmaceuticals

Cash Flow
EUR '000

	2004	2003
Working capital from operating activities	95,680	71,002
Net Cash provided by operating activities	48,832	43,783
Investing activities	-65,658	-93,046
Financing activities	5,598	71,462
Increase in cash and cash equivalents	-11,228	22,199
Cash and cash equivalents at beginning of period	29,968	8,863
Effects of foreign exchange adjustments	-1,415	-1,094
Cash and cash equivalents at end of period	17,325	29,968

actavis
creating value in pharmaceuticals

Sales performance


actavis
creating value in pharmaceuticals

actavis
creating value in pharmaceuticals

Sales performance
Overview

Two key divisions for sales of products and intellectual property

- Own-Brand sales
- Third-Party sales

Own-Brand

- Own-Brand products developed by Actavis or in-licensed from other companies, but in Actavis livery
- Key markets include Turkey, Bulgaria, Russia, Serbia and Scandinavia

Third-Party sales

- Sales of products developed by Actavis to third parties
- Key markets include Germany, Austria, UK and the Netherlands


actavis
creating value in pharmaceuticals
Own-Brand sales

Sales development

EUR240.2 million

Own-Brand sales by quarters

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	4Q 2003	2004	2003
Sales	55.6	57.2	58.8	68.6	37.7	240.2	151.7
% of Group Revenues	44.2%	52.6%	55.9%	61.3%	48.1%	53.2%	48.0%
Underlying Growth	-8.8%	6.8%	0.2%	3.0%	N/A	0.1%	N/A

Highlights for 2004

- Improved efficiency and external growth
  - New Chief Executive for Own-Brand division
  - New regional director for Balkan region
  - Successful integration of Fako (Turkey), contributing a good margin
  - Pliva Nordic acquired in 1Q
- Sales for full year slower than anticipated
  - Reimbursement issue in Bulgaria (now solved)
  - Pricing pressure in the Nordic region
- Successful re-branding across all Own-Brand markets
- Growing portfolio in all key markets

Own-Brand sales - 2004

Top 10 products



EUR million
10
8
6
4
2
0
Bioment
Troxevasin
Cravit
Almagel
Oraceftin
Alfasid
Phezam
Sedalgin Neo
Helipak
Enalapril

Top 10 products account for 34.0% of Own-Brand sales

Sales by therapeutic classes and markets 2004

Total EUR240.2 million



Other 11%
Alimentary 11%
Cardiovascular 34%
CNS 22%
Anti-infectives 23%
ROW 9%
Serbia 10%
Northern Europe 10%
Russia & CIS 16%
Turkey 34%
Bulgaria 21%

*Market split excludes intellectual property

Own-Brand - Turkey

- EBITDA to sales margin and profits improved significantly from 2003
  - More focus on bottom line results post acquisition
- Strongest contributors:
  - Bioment (Anti-Infective)
  - Oraceftin (Anti-Infective)
  - Helipak (Ailmentary/anti-infective)
- Competition remains intense
  - Increased discounts and credit-terms
- Pricing pressure from government in 2005
- 17 products registered in 2004
- Four-five products expected to be launched in 2005
- Positive outlook

Own-Brand - Bulgaria

- Actavis remains nr.1 in the market with leading position
- Main reason for lower sales was the delay in the confirmation of the final reimbursement list (has now been solved) as well as pruning of unprofitable products
- New reimbursement list in favor of generic products
- Five new products introduced to the market - stronger portolio
- Strongest contribution from
  - Renapril (cardiovascular)
  - Dehydtratin (cardiovascular)
  - Verapamil (cardiovascular)
- 12 products registered in 2004
- 10 - 12 new products expected to be launched in 2005



EUR million
12M
60
50
40
30
20
10
0
- 7.4%
12M 2003
12M 2004

Own-Brand
Russia, Ukraine & CIS

- Actavis outperforming the market in the region
- Growth driven by branded generics strategy
- Key products contributing to the growth were:
  - Phezam (Central Nervous system)
  - Sedalgin (Central Nervous system)
  - Almagel (Alimentary tract and metabolism)
- Price increase on key products boosted revenue and contributed to improved profitability
- Approximately 8-10 generic products launched in 2005



EUR million
12M
40
30
20
10
0
+ 12.4%
12M 2003
12M 2004

Own-Brand - North Europe

- Acquisition of Pliva in early 2004
- Now present in all Nordic countries
- Gained market share in all key markets
- Tough competition in Denmark continues
- 14 new products introduced in the region in 2004 supporting growth



EUR million
12M
25
20
15
10
5
0
+ 36.6%
12M 2003
12M 2004

Market potential



USA
293.0
191,398
653.2
9%
36%
Population (M)
Pharmaceutical €(M) Market
Pharmaceutical Expenditure per Capita
Generic penetration (Value)
Generic penetration (Volume)
Poland
38.6
2,892
74.9
65%
86%
Slovakia
5.4
468
86.3
33%
70%
Czech Rep.
10.2
1,120
109.8
32%
58%
Hungary
10.0
1,483
148.3
37%
53%

*Retail and hospital sales

Source: IMS Health, Internal Estimates

Outlook

- Q1 expected to meet expectations and show improved growth from 2004
- Biovena in Poland a strong platform to register Actavis products and support growth in the promising Polish market
- 30-35 new product and market launches in all key markets in 2005
- Portfolio benefiting from strong Group pipeline and R&D activity
- Focus on building a strong pipeline for the US market
- Target for expansion
    - US
    - Czech, Hungary, Slovakia

*Product launch/market launch: A launch of a new product in its first market. By entering another market later is defined as new market launch.


actavis
Third-Party sales

Sales development
EUR164.8 million

Third-Party sales by quarters - highlights

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	4Q 2003	2004	2003
Sales	59.0	38.6	33.8	33.4	40.3	164.8	136.1
% of Group Revenues	46.9%	35.5%	32.1%	29.8%	51.4%	36.5%	43.0%
Underlying Growth	57.7%	22.2%	18.5%	5.6%	N/A	24.0%	N/A

Highlights for 2004

- Sales of Third-Party division in line with expectations, including intellectual property - record year for the division
- Good sales of intellectual property in Q4
- Important launches in France in fourth quarter
- 9 new product launches and 5 new market launches in 2004, 5 first to market

New product launches in 2004

***New product launches**

1. Ramipril
2. Ramipril HCT
3. Ramipril capsules
4. Quinapril
5. Lisinopril HCT
6. Mirtazapine
7. Amlodipine maleate
8. Sertraline tablets (pre-launch)
9. Quinapril HCT

***New market launches**

1. Captopril HCT - France January
2. Enalapril HCT - Hungary January
3. Ciprofloxacin - France October
4. Lisinopril - France October
5. Enalapril - Italy December

*Product launch/market launch: A launch of a new product in its first market. By entering another market Later is defined as new market launch.

Third-Party - 2004
Total EUR164.8 million

Sales by segments


Finishead Products
92%
Intellectual Property
8%

Intellectual Property
- EUR13.1 million in sales
- Revenue from 46 products
- Q1 best quarter in divisions history

Sales by therapeutic class


Other 4,7%
Anti-Infectives 9,2%
Cardiovascular 52,8%
CNS 33,3%

Finished products
- EUR151.6 million in sales
- Solid sales growth
- Revenue from 35 products
- Citalopram and Ramipril strongest contributors

Third-Party sales by markets-2004
Finished products total EUR151.6 million


Other 9%
Belgium 2%
Serbia 2%
France 5%
Denmark 5%
Spain 5%
Holland 6%
Austria 8%
UK 14%
Germany 45%

*Market split excludes intellectual property

Third-Party - Germany

- Increased market share and outperformed market by new product launches
- Healthcare reform caused pricing pressure and halted growth of total market
- Market has shown signs of stabilization in Q4
- Growth driven by nine new product launches and four new market launches
- New customers secured for older products
- Key customers reducing stock levels
- Expected to remain EU largest market and a strong market for Actavis


EUR million
12M
80
70
60
50
40
30
20
10
0
+ 50.0%
12M 2003
12M 2004

Third-Party - UK

- High sales growth, compared to 2003
- Competition still fierce, but some positive signs of less price erosion
- Ramipril launch a big success, where prices remained stable
- Paroxetine another good contributor
- Growth driven by Ramipril and Paroxitine


EUR million
12M
25
20
15
10
5
0
+ 88.6%
12M 2003
12M 2004

Third-Party - Austria

- Sales to Austria dispersed to many other markets worldwide
- Customer base widened with new local customers
- Citalopram strongest contributor, followed by Lisinopril HCT
- Decreasing sales due to considerably lower sales of Citalopram



EUR million
12M
35
30
25
20
15
10
5
0
- 60.5%
12M 2003
12M 2004

Third-Party sales Top 10 products 2004

- Total EUR151.6 million



EUR Million
30
20
10
0
Citalopram
Ramipril Caps
Ramipril Tablets
Ramipril HCT
Paroxetine
Ciprofloxacin
Lisinopril
Lisinopril HCT
Enalapril
Mirtazapine

Top 10 products account for 86% of finished products Third-Party sales

Outlook

- Q1 expected to have the lowest sales of the quarters in 2005, significantly lower than in 2004
- Key customers reducing stock levels. Increased competition and price pressure, good order book in Q1 resulting in stronger performance in Q2
- Main new product launches expected from May until end of the year
- Q2/Q3 2005 expected to be stronger
- Broader portfolio, new clients, new markets
- UK and French expected to be more important
- 14 new product launches expected in 2005



actavis
Operating performance
Summary

Operating Performance

EUR million



Revenues
500
400
300
200
100
0
+ 43.0%
+ 42.9%
4Q 2003
4Q 2004
12M 2003
12M 2004
EBITDA
120
100
80
60
40
20
0
+ 31.0%
+ 36.5%
4Q 2003
4Q 2004
12M 2003
12M 2004
EBIT
100
80
60
40
20
0
- 18.2%
+ 70.9%
4Q 2003
4Q 2004
12M 2003
12M 2004
Net profit
60
50
40
30
20
10
0
- 15.4%
+ 54.6%
4Q 2003
4Q 2004
12M 2003
12M 2004

Research & development



Product portfolio expansion

Development	Alliances	In-licensing
Generic Development	Acquisitions	
API Development	Co-Development	



- Develop intellectual property both for EU and US
  - Synergies in development
- Expanded portfolio through acquisitions
- In-licensing of compounds to fill pipeline gaps

Research & development

New registrations

- 16 new applications for the EU market for newly developed products
- 24 new product registrations ongoing, at year end
- Total volume of registration applications in 2004 around 1,000
- 75 products in the development pipeline, at year end, including 45 for EU and US market

ANDA filings

- Two new applications for the US market were completed.
- Approximately 8-10 other ANDA targets identified and expected to be filed in 2005

In-licensing

- Actavis aims to in-license products needed for Group markets
- Number of products expected to be in-licensed for US an EU in 2005

Marketing Authorisations Applications

- The company received a total of 11 first marketing authorisation applications in 2004, including one in the fourth quarter.

*ANDA Abbreviated new drug application

Strong development focus key driver

- Total R&D investments in 2004 13.1 million, all capitalized, 2.9% of total revenues
- Development cost expected to increase significantly in 2005, more focus on new products for US market and stronger pipeline



Strategy for growth



Global strategy



Actavis strategy
US-Europe-India

- Developed generics markets
- Emerging generics markets: S-EU
- Low cost base source markets: CEE
- Low cost base source markets: India

India
Key competitive advantage

Cost efficiency is the key to improved margins

India strategy

- R&D center and purchasing office in place
  - Developing and compiling own DMF 's and ANDAs in India with Indian scientists
- Recent acquisition of Lotus laboratories
  - Significantly lowering cost of bio-studies, currently being outsourced
  - Up to 50% of development cost for bio-studies expected to be saved in the medium term
- Manufacturing agreement with Emcure on four new generic products for the US market
  - Securing high volume FDA approved facility
- Actavis will continue to look for further opportunities in India to support further growth

FY 2004 cost split



Actavis well positioned

Positioning

- Well positioned in key markets
  - Germany, Bulgaria, Turkey, Serbia & Russia
- Strong platform in Poland to register Group products
- Strategic importance of India, providing low cost base and expertise (Lotus labs and Emcure)
- Well diversified portfolio and valuable pipeline to support further growth
- Further preparation for entering the US market and strategic acquisitions/collaborations in India

Financials

- Strong growth - above industry average
- Good margins and profits
- Strong contribution from latest acquisitions in Turkey and Serbia
- Continued focus on strategic acquisitions opportunities in Central Europe and the US


actavis
creating value in pharmaceuticals
Questions!

Actavis Group - Annual Results 2004 28.2.2005 16:59:44

News categories: Corporate results Print

- Actavis Group , fréttatilkynning vegna ársuppgjörs 2004.pdf
- Actavis Group 12 2004.pdf
- Actavis Group - Annual Results - Press Release.pdf
- Actavis Group Annual Report 2004.pdf

Enclosed is an updated press release due to amendment in the financial statements of Actavis.

Amendment in the financial statements of Actavis

An amendment has been made in the financial statements of Actavis Group for the financial year 2004. The amendment consists of a correction in the cash flow statement between payments and accrued currency exchange difference on long term liabilities.

The amendment does not affect the net profit of the company for the year 2004 nor the balance sheet at year end. Prior to the amendment corking capital provided by operating activities and net cash provided by operating activities were understated by EUR12.5 million and cash flow from financing activities were over stated by the same amount. Cash at year end has not changed.

See attachments.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425
hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Annual Results 2004 28.2.2005 16:59:44

News categories: Corporate results Print

- Actavis Group , fréttatilkynning vegna ársuppgjörs 2004.pdf
- Actavis Group 12 2004.pdf
- Actavis Group - Annual Results - Press Release.pdf
- Actavis Group Annual Report 2004.pdf

Enclosed is an updated press release due to amendment in the financial statements of Actavis.

Amendment in the financial statements of Actavis

An amendment has been made in the financial statements of Actavis Group for the financial year 2004. The amendment consists of a correction in the cash flow statement between payments and accrued currency exchange difference on long term liabilities.

The amendment does not affect the net profit of the company for the year 2004 nor the balance sheet at year end. Prior to the amendment corking capital provided by operating activities and net cash provided by operating activities were understated by EUR12.5 million and cash flow from financing activities were over stated by the same amount. Cash at year end has not changed.

See attachments.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425
hkristmannsson@actavis.com

Actavis Group hf.

Ársreikningur 2004
Evrur

Efnisyfirlit

Skýrsla og áritun stjórnar og forstjóra

Ársreikningur Actavis Group hf., sem birtur er í þúsundum evra, hefur að geyma samstæðureikning félagsins og dótturfélaga þess. Ársreikningurinn er í meginatriðum gerður eftir sömu reikningsskilaaðferðum og árið áður.

Félagið hét áður Pharmaco hf. en í maímánuði var nafni þess breytt í Actavis Group hf.

Í desemberlok gerði félagið samning um kaup á pólska félaginu Biovena, sem er sérhæft í sölu- og markaðssetningu samheitalyfja. Hvorki eru færð áhrif í rekstrar- né efnahagsreikning samstæðu vegna Biovena á árinu 2004.

Hagnaður af rekstri samstæðunnar nam 62,7 millj. evra á árinu samkvæmt rekstrarreikningi. Eigið fé í árslok nam 277,4 millj. evra samkvæmt efnahagsreikningi. Vísað er til ársreiknings um ráðstöfun hagnaðar og aðrar breytingar á eiginfjárreikningum. Útistandandi hlutafé félagsins í árslok er 2.791.162 þús. hlutir sem hver er að nafnverði ein króna og bókfært verð þeirra nemur 36,2 millj. evra. Hluthafar í árslok voru 2.942 en þeir voru 3.045 í ársbyrjun og fækkaði því um 103 á árinu. Tveir hluthafar áttu yfir 10% eignarhluta í félaginu í árslok en þeir eru Amber International Ltd. með 32,9% eignarhlut og Landsbanki Luxemburg S.A. með 10,3% eignarhlut.

Stjórn félagsins leggur til að greiddur verði 10% arður til hluthafa á árinu 2005, sem samsvarar 5,1% af hagnaði.

Stjórn Actavis Group hf. og forstjóri staðfesta hér með ársreikning samstæðunnar fyrir árið 2004 með undirritun sinni.

Hafnarfirði 21. febrúar 2005.

Stjórn:

Björgólfur Thor Björgólfsson, stjórnarformaður
Andri Sveinsson
Karl Wernersson
Magnús Þorsteinsson
Sindri Sindrason

Forstjóri:

Róbert Wessman

Áritun endurskoðenda

Til stjórnar og hluthafa í Actavis Group hf.

Við höfum endurskoðað ársreikning Actavis Group hf. fyrir árið 2004. Ársreikningurinn hefur að geyma skýrslu stjórnar, rekstrarreikning, efnahagsreikning, yfirlit um sjóðstreymi og skýringar nr. 1 - 48. Ársreikningurinn er lagður fram af stjórnendum félagsins og á ábyrgð þeirra í samræmi við lög og reglur. Ábyrgð okkar felst í því áliti sem við látum í ljós á ársreikningnum á grundvelli endurskoðunarinnar.

Endurskoðað var í samræmi við góða endurskoðunarvenju. Samkvæmt því ber okkur að skipuleggja og haga endurskoðuninni þannig að nægjanleg vissa fáist um að ársreikningurinn sé í meginatriðum án annmarka. Endurskoðunin felur meðal annars í sér greiningaraðgerðir, úrtakskannanir og athuganir á gögnum til að sannreyna fjárhæðir og aðrar upplýsingar sem fram koma í ársreikningnum. Endurskoðunin felur einnig í sér athugun á þeim reikningsskilaaðferðum og matsreglum sem notaðar eru við gerð ársreikningsins og mat á framsetningu hans í heild. Við teljum að endurskoðunin sé nægjanlega traustur grunnur til að byggja álit okkar á.

Það er álit okkar að ársreikningurinn gefi glögga mynd af afkomu félagsins á árinu 2004, efnahag þess 31. desember 2004 og breytingu á handbæru fé á árinu 2004, í samræmi við lög og góða reikningsskilavenju.

Reykjavík, 21. febrúar 2005.

Alexander G. Edvardsson
Auður Þórisdóttir

KPMG Endurskoðun hf.

Rekstrarreikningur ársins 2004

	Skýr.	2004	2003
Rekstrartekjur:			
Sala	5,6	424.761	293.525
Aðrar rekstrartekjur		26.936	22.626
		451.697	316.151
Rekstrargjöld:			
Kostnaðarverð seldra vara		214.376	173.124
Sölu- og markaðskostnaður		61.584	21.279
Skrifstofu- og stjórnunarkostnaður		36.973	23.247
Annar rekstrarkostnaður		24.056	14.442
Afskriftir	30	25.646	13.604
Sérstök niðurfærsla fastafjármuna		0	18.336
		362.635	264.032
Rekstrarhagnaður		89.062	52.119
Fjármunatekjur og (fjármagnsgjöld)	24	(10.611)	(1.642)
Matsbreyting eignarhluta í félögum		0	(3.689)
Hagnaður fyrir tekjuskatt		78.451	46.788
Tekjuskattur	25	(11.431)	(4.434)
Hagnaður fyrir hlutdeild minnihluta		67.020	42.354
Hlutdeild minnihlutaeigenda		(4.364)	(1.814)
Hagnaður ársins		62.656	40.540
Hagnaðarhlutur:	7		
Hagnaður á hverja einingu hluta		0,0225	0,0143
Þynntur hagnaður á hverja einingu hluta		0,0224	0,0142

Efnahagsreikningur

Eignir

	Skýr.	2004	2003
Fastafjármunir:			
Óefnislegar eignir:	8,9		
Þróunarkostnaður og lyfjahugvit	27	32.905	24.916
Viðskiptavild	28	229.126	235.038
		262.031	259.954
Varanlegir rekstrarfjármunir:	10,29		
Fasteignir og innréttingar		58.174	51.027
Áhöld og tæki		84.349	63.606
		142.523	114.633
Áhættufjármunir og langtímakröfur:			
Eignarhlutir í hlutdeildarfélagi	35	3.338	3.115
Eignarhlutar í öðrum félögum	11	5.339	2.947
Verðbréf		1.325	1.364
Tekjuskattsinneign	16,41	21.217	14.966
		31.219	22.392
Fastafjármunir		435.773	396.979
Veltufjármunir:			
Birgðir	12,36	71.572	78.852
Skammtímakröfur:	13		
Viðskiptakröfur		113.974	72.307
Aðrar skammtímakröfur		39.850	19.421
Handbært fé		17.325	29.968
Veltufjármunir		242.721	200.548
Eignir samtals		678.494	597.527

31. desember 2004

Eigið fé og skuldir

	Skýr.	2004	2003
Eigið fé:			
Hlutafé	14,37	36.181	36.113
Yfirverðsreikningur hlutafjár		100.066	100.903
Óinnleystur gengismunur vegna dótturfélaga		(30.200)	(28.634)
Áfallinn kaupréttur		47	281
Óráðstafað eigið fé		171.286	111.812
Eigið fé	39	277.380	220.475
Skuldbindingar:			
Hlutdeild minnihlutaeigenda		10.193	7.295
Tekjuskattsskuldbinding	16,41	9.578	8.333
Lífeyrisskuldbinding	17	5.753	5.539
		25.524	21.167
Langtímaskuldir:			
Langtímalán	43	166.535	173.974
Skammtímaskuldir:			
Bankalán		88.826	90.758
Viðskiptaskuldir		41.351	43.765
Næsta árs afborgun langtímaskulda	44	42.200	18.889
Aðrar skammtímaskuldir		36.678	28.499
		209.055	181.911
Skuldir og skuldbindingar samtals		401.114	377.052
Eigið fé og skuldir samtals		678.494	597.527

Yfirlit um sjóðstreymi árið 2004

	Skýr.	2004	2003
Rekstrarhreyfingar:			
Hagnaður ársins		62.656	40.540
Rekstrarliðir sem hafa ekki áhrif á fjárstreymi:			
Afskriftir	30	25.646	31.940
Gengismunur og verðbætur af langtímaskuldum		7.867	(7.615)
Breyting tekjuskattsskuldbindingar og -inneignar		(4.398)	365
Aðrar breytingar		3.909	5.772
Veltufé frá rekstri		95.680	71.002
Breytingar á rekstrartengdum eignum og skuldum:			
Vörubirgðir, lækkun (hækkun)		7.356	(15.063)
Skammtímakröfur, hækkun		(56.484)	(9.627)
Skammtímaskuldir, hækkun (lækkun)		2.280	(2.529)
Breytingar á rekstrartengdum eignum og skuldum		(46.848)	(27.219)
Handbært fé frá rekstri		48.832	43.783
Fjárfestingarhreyfingar:			
Fjárfesting í óefnislegum eignum		(15.677)	(14.547)
Fjárfesting í varanlegum rekstrarfjármunum		(43.742)	(28.750)
Söluverð seldra rekstrarfjármuna		1.650	2.403
Fjárfesting í öðrum félögum (að frádregnu yfirteknu handbæru fé)		(8.400)	(52.272)
Seldir eignarhlutar í öðrum félögum		92	0
Verðbréfaeign, breyting		419	120
Fjárfestingarhreyfingar		(65.658)	(93.046)
Fjármögnunarhreyfingar:			
Breytingar í hlutafé		(768)	(33.058)
Greiddur arður		(3.182)	(673)
Breyting á hlutdeild minnihlutaeigenda		141	0
Tekin ný langtímalán		36.766	77.634
Afborganir langtímalána		(18.289)	(49.617)
Bankalán, breyting		(9.070)	77.176
Fjármögnunarhreyfingar		5.598	71.462
(Lækkun) hækkun á handbæru fé		(11.228)	22.199
Handbært fé í ársbyrjun		29.968	8.863
Gengismunur af handbæru fé í ársbyrjun		(1.415)	(1.094)
Handbært fé í árslok		17.325	29.968
Aðrar upplýsingar:			
Greidd vaxtagjöld af langtímaskuldum		9.967	8.777
Greiddur tekjuskattur		5.438	8.826

Skýringar

Reikningsskilaaðferðir

Grundvöllur reikningsskilanna

1. Ársreikningur Actavis Group hf. (áður Pharmaco hf.) hefur að geyma samstæðureikning félagsins og dótturfélaga þess. Ársreikningurinn er birtur í evrum og eru fjárhæðir í þúsundum evra. Ársreikningurinn byggir á kostnaðarverðsreikningsskilum og er gerður eftir sömu reikningsskilaaðferðum og árið áður.

   Dótturfélög eru þau félög þar sem félagið fer með yfirráð. Yfirráð eru til staðar þegar félagið hefur völd, bein eða óbein, til að stjórna fjárhags- og rekstrarstefnu dótturfélags í þeim tilgangi að hagnast á starfsemi þess. Ársreikningar dótturfélaga eru innifaldir í samstæðureikningi félagsins frá því að yfirráð nást og þar til þeim lýkur.

   Stöður milli samstæðufélaga, viðskipti og óinnleystur hagnaður sem myndast hefur af viðskiptum milli þeirra er felldur út í samstæðureikningnum.

   Hlutdeildarfélag er fært til eignar í efnahagsreikningi á verði sem talið er í samræmi við áætlað verðmæti þess sem er lægra en upphaflegt kostnaðarverð.

Erlendir gjaldmiðlar

2. Viðskipti í erlendum gjaldmiðlum eru færð á gengi viðskiptadags. Peningalegar eignir og skuldir í erlendum gjaldmiðlum eru færðar miðað við gengi í árslok. Gengismunur sem myndast er færður í rekstrarreikning.

Ársreikningar dótturfélaga

3. Starfsemi dótturfélaga er talin aðskiljanlegur hluti frá starfsemi móðurfélagsins. Í samræmi við það eru eignir og skuldir dótturfélaganna, að meðtalinni viðskiptavild, umreiknaðar í evrur miðað við gengi í árslok. Tekjur og gjöld dótturfélaga eru umreiknaðar í evrur á meðalgengi ársins. Gengismunur sem myndast við yfirfærslu í evrur er færður á sérstakan lið meðal eigin fjár.

Afleiðusamningar

4. Félagið hefur gert gjaldmiðla- og vaxtaskiptasamninga við lánastofnanir í þeim tilgangi að takmarka vaxta- og gengisáhættu sína.

Innlausn tekna

5. Tekjur af sölu á vörum eru færðar í rekstrarreikning þegar eignarhald flyst til kaupanda. Tekjur eru ekki færðar ef veruleg óvissa er um innheimtu þeirra, tengdan kostnað eða að vörunni verði mögulega skilað.

6. Hluti af tekjum félagsins er vegna sölu á skráningargögnum. Tekjur vegna sölu skráningargagna eru innleystar þegar tilteknum áföngum sem skilgreindir eru í samningunum er náð.

Hagnaðarhlutur

7. Hagnaðarhlutur er hlutfall hagnaðar og vegins meðaltals hluta á árinu og sýnir hver hagnaðurinn er á hvern hlut. Hagnaður ársins nam 62,7 millj. evra og vegið meðaltal hluta var 2.790 millj. hlutir á árinu. Hver hlutur er að nafnverði ein króna. Hagnaður á hvern hlut á árinu nam því 0,0225 evra. Við útreikning á þynntum hagnaðarhlut er tekið tillit til kaupréttasamninga, sem gerðir hafa verið við starfsmenn félagsins og væntanlegrar afhendingar hlutabréfa vegna þeirra, sem nemur 833 þús. hluta. Félagið hefur ekki tekið lán sem breytanleg eru í hlutafé.

Óefnislegar eignir

8. Kostnaður vegna þróunar lyfja er eignfærður í efnahagsreikningi á liðinn þróunarkostnaður og lyfjahugvit. Ef þróunarvinna leiðir til framleiðslu á markaðshæfu lyfi er kostnaðurinn afskrifaður á fimm árum frá því að sala hefst. Að öðrum kosti er hann gjaldfærður að fullu um leið og ljóst er að hann leiðir ekki til slíkrar framleiðslu.

9. Viðskiptavild sem myndast hefur við kaup á eignarhlutum í dótturfélögum svarar til mismunar á upphaflegu kaupverði eignarhlutanna og hlutdeildar í eigin fé dótturfélaga á kaupdegi þegar tekið hefur verið tillit til raunvirðis fastafjármuna. Viðskiptavild er færð á kostnaðarverði að frádregnum afskriftum til ársloka 2002. Í ársbyrjun 2003 var línulegri afskrift hætt. Þess í stað er árlega, eða oftar ef talin er þörf á, gerð könnun á virði viðskiptavildar. Ef talið er að virði hennar hafi rýrnað er mismunurinn gjaldfærður. Framkvæmt var virðisrýrnunarpróf í árslok 2004 og var niðurstaða þess að gjaldfæra beri virðisrýrnun viðskiptavildar að fjárhæð 3 millj. evra.

Varanlegir rekstrarfjármunir

10. Varanlegir rekstrarfjármunir eru færðir til eignar á kostnaðarverði að frádregnum afskriftum. Afskriftir eru reiknaðar sem fastur hundraðshluti miðað við áætlaðan nýtingartíma rekstrarfjármuna þar til niðurlagsverði er náð. Áætlaður nýtingartími er eftirfarandi:

Fasteignir og innréttingar	12 - 50 ár
Áhöld og tæki	3 - 10 ár

Eignarhlutir í félögum

11. Eignarhlutir í öðrum félögum eru færðir til eignar á kaupverði að frádreginni niðurfærslu vegna áætlaðrar virðisrýrnunar á tilteknum eignarhlutum.

Birgðir

12. Birgðir eru metnar á kostnaðarverði. Birgðir af framleiðsluvörum eru metnar á meðalframleiðsluverði sem samanstendur af beinum og óbeinum framleiðslukostnaði.

Viðskiptakröfur og aðrar skammtímakröfur

13. Skammtímakröfur og verðbréf eru færð niður í ársreikningnum. Hér er ekki um endanlega afskrift að ræða heldur er myndaður mótreikningur, sem mæta á þeim kröfum sem kunna að tapast og er hann dreginn frá skammtímakröfum og verðbréfum í efnahagsreikningi. Skammtímakröfur, sem nema 154 millj. evra í árslok, eru færðar niður um 7 millj. evra í efnahagsreikningi.

Skýringar, frh.:

Kaup á eigin hlutabréfum

14. Við kaup á eigin hlutabréfum er kaupverðið, að meðtöldum kostnaði sem tengist kaupunum, fært til lækkunar á eigin fé. Ef eigin hlutabréf eru seld færist salan til hækkunar á eigin fé. Hvorki er færður söluhagnaður né sölutap vegna kaupa eða sölu á eigin hlutabréfum.

Kaupréttarsamningar

15. Félagið hefur gert kaupréttarsamninga við tiltekna starfsmenn og fer innlausn þeirra fram á árunum 2001 - 2005. Kostnaður félagsins er metinn samkvæmt aðferð Black-Scholes og er hann gjaldfærður í rekstrarreikningi á líftíma samninganna og færður á sérstakan lið meðal eigin fjár.

Reiknuð skattinneign / tekjuskattsskuldbinding

16. Reiknuð skattinneign og tekjuskattsskuldbinding eru færð í ársreikninginn. Útreikningurinn byggist á mismuni efnahagsliða samkvæmt skattframtölum félaga innan samstæðunnar og ársreikningum þeirra. Þessi mismunur stafar af því að álagning tekjuskatts er miðuð við aðrar forsendur en reikningsskil samstæðunnar og er því í meginatriðum um að ræða tímamismun vegna þess að gjöld eru að jafnaði færð fyrr í skattframtali en reikningsskilum. Reiknaðar skattinneignir og tekjuskattsskuldbindingar eru einungis jafnaðar saman ef þær tengjast sköttum sem lagðir eru á af sömu skattyfirvöldum.

Lífeyrisskuldbinding

17. Lífeyrisskuldbindingar í árslok eru skuldbinding tyrkneska dótturfélagsins. Samkvæmt tyrkneskum lögum ber félögum að greiða starfsmönnum sínum tiltekna fjárhæð við starfslok ef þeir hætta störfum án þess að segja sjálfir upp störfum eða er ekki sagt upp vegna refsiverðrar háttsemi. Fjárhæð skuldbindingarinnar er áætluð miðað við viðurkenndar reikniaðferðir að teknu tilliti til ákveðins hámarks og er hún færð til skuldar í efnahagsreikningi þegar hún er talin áfallin. Skuldbindingin er færð við fjárhæð sem er áætluð núvirt framtíðargreiðsla til starfsmanna vegna starfsloka.

Alþjóðleg reikningsskil

18. Félagið mun í samræmi við reglur um birtingu ársreikninga skráðra félaga í kauphöllum í Evrópu breyta reikningsskilum sínum til samræmis við alþjóðlegar reglur um gerð samstæðureikningsskila frá og með árinu 2005. Helstu breytingar varða mat á óefnislegum eignum. Jafnframt mun framsetning rekstrar- og efnahagsreiknings breytast og skýringar verða ítarlegri en nú er.

Breytingar á samstæðunni

19. Í marsmánuði var enska dótturfélagið Actavis Ltd. stofnað og er rekstrarárangur þess innifalinn í samstæðunni frá stofndegi. Félagið hefur óveruleg áhrif á samstæðuna.

    Á árinu jók móðurfélagið eignarhluta sinn í serbneska lyfjafyrirtækinu Zdravlje AD og nam fjárfesting ársins 0,3 millj. evra. Eignarhlutur í árslok nam 73% og jókst hann um 2% á árinu.

    Í nóvembermánuði var Abfar İlaç Sanayi ve Ticaret AŞ sameinað Fako İlaçlari AŞ undir nafni hins síðarnefnda og allar eignir, skuldir og skuldbindingar Abfar færðust yfir til Fako.

    Í desemberlok var danska sölu- og markaðsfyrirtækið DLF selt. Hlutdeild móðurfélags í rekstrarárangri DLF er færð vegna ársins 2004 en félagið er ekki hluti af efnahagsreikning samstæðu í árslok. Söluverð félagsins nam óverulegri fjárhæð.

Skýringar, frh.:

Ársfjórðungsyfirlit

20. Rekstur samstæðunnar greinist þannig á ársfjórðunga:

	1. árs-fjórðungur 1.1 - 31.3	2. árs-fjórðungur 1.4. - 30.6	3. árs-fjórðungur 1.7 - 30.9	4. árs-fjórðungur 1.10 - 31.12	Samtals 1.1 - 31.12
Sala	117.472	103.636	97.251	106.402	424.761
Kostnaðarverð seldra vara	(60.069)	(52.391)	(50.012)	(51.904)	(214.376)
Framlegð af vörusölu	57.403	51.245	47.239	54.498	210.385
Rekstrarkostnaður að frádregnum öðrum tekjum	(21.637)	(24.922)	(20.762)	(28.356)	(95.677)
Afskriftir og virðisrýrnun	(4.942)	(5.850)	(4.649)	(10.205)	(25.646)
Hreinar fjármunatekjur og fjármagnsgjöld	(3.113)	(4.155)	(2.839)	(504)	(10.611)
Tekjuskattur	(6.813)	(1.922)	(3.692)	996	(11.431)
Hlutdeild minnihlutaeigenda	(729)	(490)	(1.276)	(1.869)	(4.364)
Hagnaður	20.169	13.906	14.021	14.560	62.656

Rekstrarkostnaður

21. Þóknun til endurskoðenda félaga í samstæðunni sundurliðast þannig:

	2004	2003
Endurskoðun ársreiknings	608	843
Könnun árshlutareikninga	158	158
Önnur þjónusta	196	244
Samtals	962	1.245

Starfsmannamál

22. Laun og launatengd gjöld greinast þannig:

	2004	2003
Laun	90.645	60.782
Launatengd gjöld	7.225	6.790
Laun og launatengd gjöld samtals	97.870	67.572
Fjöldi starfsmanna í árslok	6.602	6.835
Fjöldi starfsmanna að meðaltali	6.841	6.539

Starfskjör stjórnenda

23. Launagreiðslur til stjórnenda félagsins vegna starfa fyrir félög í samstæðunni, kaupréttarsamningar þeirra og eignarhlutir í félaginu greinast þannig:

	Laun og hlunnindi	Kaupréttir í þús. hluta	Eignarhlutir í árslok 2004 í þús. hluta
Móðurfélag:			
Forstjórar:			
Róbert Wessman, forstjóri	428	754	32.865
Stjórnarmenn:			
Björgólfur Thor Björgólfsson, stjórnarformaður	28	0	1.085.337
Karl Wernersson	14	0	225.378
Magnús Þorsteinsson	14	0	0
Sindri Sindrason	785	0	0
Sex framkvæmdastjórar og aðstoðarforstjóri	664	0	21.955
Fyrrverandi stjórnarmenn:			
Björgólfur Guðmundsson	14	0	99
	1.947	754	1.365.634

Til viðbótar launum og hlunnindum innleysti forstjóri félagsins 5,3 millj. vegna uppgjörs á kaupréttarsamningi á árinu. Innleystir voru 5.273 þús. hlutir á genginu 0,06 evrur og 38 þús. hlutir á genginu 0,16 evrur en markaðsverð bréfanna var á sama tíma 2,7 millj. evra

Félagið hefur veitt forstjóra félagsins lán að fjárhæð 2,4 millj. evra sem ber markaðsvexti.

Kaupréttarsamningar forstjóra félagsins sem miðast við gengið 0,0317 evrur, voru gerðir á árinu 2001 og eru innleysanlegir á árinu 2005.

Með eignarhlutum stjórnarmanna á bréfum í félaginu eru taldir eignahlutir félags í eigu þeirra.

Gengið var frá starfslokasamningi við Sindra Sindrason, fyrrverandi forstjóra félagsins og voru honum greiddar 771 þús. evrur. vegna hans

Fjármunatekjur og fjármagnsgjöld

24. Hreinar fjármunatekjur og fjármagnsgjöld greinast þannig:

	2004	2003
Vaxtatekjur	2.300	769
Vaxtagjöld og verðbætur	(16.284)	(9.325)
Gengismunur	3.373	7.748
Hagnaður af sölu áhættufjármuna og matsbreyting skammtímaverðbréfa	0	(834)
	(10.611)	(1.642)

Tekjuskattur

25. Gjaldfærður tekjuskattur í rekstrarreikningi greinist þannig:

Tekjuskattur til greiðslu	2004
Vegna ársins	9.760
Mismunur á áætluðum og álögðum sköttum	104
	9.864
Tekjuskattsskuldbinding	
Breyting tímabundins mismunar	(521)
Skattspörunaráhrif vegna fastafjármuna	(5.966)
Aðrar breytingar	8.054
	1.567
Tekjuskattur færður á rekstur	11.431

Virkt skatthlutfall		
Hagnaður fyrir skatta		78.451
Tekjuskattur miðað við gildandi skatthlutfall	18,0%	14.121
Áhrif annarra skatthlutfalla erlendis	2,2%	1.764
Ófrádráttarbær kostnaður	0,9%	680
Óskattskyldar tekjur	(3,1%)	(2.424)
Skattspörunaráhrif vegna fjárfestinga	(7,9%)	(6.240)
Gengismunur og aðrar breytingar	4,5%	3.530
Virkur tekjuskattur	14,6%	11.431

Hagnaðarhlutur

Hagnaðarhlutur

26. Útreikningur hagnaðarhlutar byggir á hagnaði félagsins í evrum og vegnu meðaltali útgefinna hluta í árslok. Vegið meðaltal hluta og þynntur hagnaðarhlutur sundurliðast á eftirfarandi hátt í millj. hluta.

Vegið meðaltal hluta	2004	2003
Útgefnir hlutir í ársbyrjun	2.785	574
Áhrif útgefinna jöfnunarhluta	0	2.269
Áhrif eigin hluta	5	(9)
Áhrif útgáfu hluta	0	5
Vegið meðaltal hluta í árslok	2.790	2.839

Skýringar, frh.:

26. Frh.:

Þynntur hagnaðarhlutur

Útreikningur á þynntum hagnaðarhlut byggir á hagnaði og vegnu meðaltali hluta í árslok.

	2004	2003
Vegið meðaltal hluta í árslok	2.790	2.839
Áhrif kaupréttasamninga	3	8
Vegið meðaltal hluta í árslok (þynnt)	2.793	2.847

Óefnislegar eignir

27. Kostnaður við þróun á nýjum framleiðsluvörum er færður til eignar í efnahagsreikningi á meðal óefnislegra eigna. Eignfærður þróunarkostnaður er færður til gjalda á fimm árum. Breytingar ársins greinast þannig:

Yfirfært frá fyrra ári	24.916
Viðbót á árinu	15.473
Áhrif gengisbreytinga	486
Selt á árinu	(158)
Gjaldfært á árinu	(7.812)
Þróunarkostnaður í árslok	32.905

28. Eignfærð viðskiptavild er vegna fjárfestinga samstæðunnar í dótturfélögum. Breyting ársins greinist þannig:

Yfirfært frá fyrra ári	235.038
Leiðrétt upphafsstaða	(6.682)
Yfirverð við kaup á dótturfélögum	3.401
Áhrif gengisbreytinga	1.776
Aðrar breytingar	(1.384)
Gjaldfærsla vegna virðisrýrnunar	(3.023)
Viðskiptavild í árslok	229.126

Leiðrétt upphafsstaða

Sökum breytinga í tekjuskattsinneign dótturfélagsins Fako, sem eru vegna fyrri ára, var upphafsstöðu viðskiptavildar breytt til samræmis við fjárfestingu í eigin fé dótturfélagsins.

Varanlegir rekstrarfjármunir

29. Varanlegir rekstrarfjármunir og afskriftir þeirra greinast þannig:

	Fasteignir og innréttingar	Áhöld og tæki	Samtals
Heildarverð í ársbyrjun	78.757	160.385	239.142
Viðbót á árinu	9.208	34.057	43.265
Áhrif gengisbreytinga	(1.232)	(1.969)	(3.201)
Selt og fært út á árinu	(528)	(27.427)	(27.955)
Heildarverð í árslok	86.205	165.046	251.251
Afskrifað áður	27.730	96.779	124.509
Afskrifað á árinu	1.760	11.667	13.427
Áhrif gengisbreytinga	(1.253)	(1.298)	(2.551)
Afskriftir færðar út	(206)	(26.451)	(26.657)
Afskrifað samtals í árslok	28.031	80.697	108.728
Bókfært verð í árslok	58.174	84.349	142.523
Afskriftahlutföll	2 - 8%	10 - 33%	

30. Gjaldfærðar afskriftir samkvæmt rekstrarreikningi greinast þannig:

Niðurfærsla þróunarkostnaðar, sbr. skýringu 27	7.812
Aðrar breytingar á viðskiptavild, sbr. skýringu 28	1.384
Gjaldfærð virðisrýrnun ársins, sbr. skýringu 28	3.023
Afskriftir varanlegra rekstrarfjármuna, sbr. skýringu 29	13.427
	25.646

Virðisrýrnun

31. Á árinu var færð virðisrýrnun á viðskiptavild sem myndaðist vegna kaupa á dótturfélaginu Actavis Nordic að fjárhæð 3,0 millj. evra.

Kaupleigusamningar

32. Fasteign ásamt áhöldum og tækjum, sem félagið hefur gert kaupleigusamninga um, eru færð til eignar þrátt fyrir eignarrétt leigusala samkvæmt samningum. Eftirstöðvar samninganna námu 3,3 millj. evra í árslok.

Fasteignamat og vátryggingaverð

33. Fasteignir félagsins á Íslandi sem bókfærðar voru á 20,3 millj. evra í árslok voru vátryggðar fyrir 44,5 millj. evra. Fasteignamat þeirra nam 20,6 millj. evra á sama tíma.

Vörubirgðir á Íslandi sem námu 20,0 millj. evra í árslok voru vátryggðar fyrir 28,2 millj. evra.

Fastafjármunir og birgðir samstæðunnar erlendis sem samtals voru bókfærðar á 83,4 millj. evra í árslok voru vátryggðar fyrir samtals 248 millj. evra.

Áhættufjármunir

Eignarhlutir í dótturfélögum

34. Félagið átti fimmtán dótturfélög í árslok og eru þau öll innifalin í samstæðureikningi. Dótturfélögin eru eigendur að nítján dótturfélögum og dótturdótturfélögum sem innifalin eru í ársreikningum þeirra. Þau félög sem innifalin eru í samstæðunni eru þessi:

	Eignarhluti
Actavis BV (Medis Holland BV), Hollandi	100%
Actavis Ltd. (Pharmamed Ltd), Möltu	100%
Actavis Trading Ltd., Möltu	100%
Actavis hf. (Delta hf.), Íslandi	100%
Actavis Inc. (Pharmaco Inc.), Bandaríkjunum	100%
Actavis Nordic A/S (United Nordic Pharma AS), Danmörku	100%
Nordisk Ibu-Pharma ApS, Danmörku	100%
Actavis AS (UNP A/S), Danmörku	100%
Actavis OY, Finnlandi	100%
Actavis A/S, Noregi	100%
Actavis A/B (UNP Sweden AB), Svíþjóð	100%
Actavis Ltd., Englandi	100%
Balkanpharma Holdings Ltd, Kýpur	100%
Balkanpharma Healthcare International, Kýpur	100%
MM Pharma LLC, Bandaríkjunum	100%
Verben S.A. Úrúgvæ	50%
Actavis AD (Balkanpharma AD), Búlgaríu	100%
Balkanpharma Dubnitsa AD, Búlgaríu	98%
Balkanpharma Troyan AD, Búlgaríu	98%
Balkanpharma Razgrad AD, Búlgaríu	98%
Balkanpharma Security AD, Búlgaríu	100%
Balkanpharma Macedonia, Makedóníu	100%
Actavis OOO (Balkanpharma OOO), Rússlandi	100%
Colotech AS, Danmörku	86%
Fako İlaçlari AŞ, Tyrklandi	89%
Medis GmbH, Þýskalandi	60%
Medis Ltd., Mön	100%
Medis ehf., Íslandi	100%
Medis Danmark AS, Danmörku	100%
NM Pharma ehf., Íslandi	100%
Oculis ehf., Íslandi	67%
Omega Farma ehf., Íslandi	100%
Zdravlje AD, Serbíu	73%
Zdravlje Trade AD, Serbíu	100%

Eignarhlutir í hlutdeildarfélögum

35. Í árslok nam hlutdeild félagsins í hlutdeildarfélaginu, Iceland Genomic Corp. í Bandaríkjunum 31% og var bókfært verð fjárfestingarinnar 3,3 millj. evra.

Birgðir

36. Vörubirgðir sundurliðast þannig:

	2004	2003
Hráefni og hjálparefni	32.361	32.882
Vörur í vinnslu	14.348	16.919
Fullunnar vörur og vörur til endursölu	24.863	29.051
Birgðir í árslok	71.572	78.852

Eigið fé

37. Breytingar á hlutafé félagsins á árinu greinast þannig:

	Hlutir (í þús.)	Nafnvirði í þús. evra
Útistandandi hlutafé í ársbyrjun	2.785.394	36.113
Keypt eigin hlutabréf	(5.108)	(59)
Seld eigin hlutabréf	10.876	127
Útistandandi hlutafé í árslok	2.791.162	36.181

38. Hlutafé félagsins í árslok greinist þannig:

	Hlutir (í þús.)	Nafnvirði í þús. evra
Hlutafé samkvæmt samþykktum félagsins	2.993.780	38.521
Þar af í eigu félagsins	(202.618)	(2.340)
Útistandandi hlutafé í árslok	2.791.162	36.181

39. Yfirlit um eiginfjárreikninga:

	Hlutafé	Yfirverðs-reikningur og varasjóður	Óinnleystur gengismunur	Áfallinn kaupréttur	Óráðstafað eigið fé	Samtals
Yfirfært frá fyrra ári ...	36.113	100.903	(28.634)	281	111.812	220.475
Keypt eigin bréf	(59)	(2.391)				(2.450)
Seld eigin bréf	127	1.277				1.404
Gjaldfærður kaupréttur				43		43
Innlausn kaupréttar		277		(277)		0
Gengisáhrif dótturfélaga			(1.566)			(1.566)
Úthlutaður arður					(3.182)	(3.182)
Hagnaður ársins					62.656	62.656
Eigið fé í árslok	36.181	100.066	(30.200)	47	171.286	277.380

Kaupréttarsamningar

40. Félagið hefur veitt starfsmönnum sínum kauprétt að hlutum, sem nýtanlegur er á árinu 2005. Félagið mun nýta eigin hluti og/eða auka hlutafé sitt til að mæta kauprétti starfsmanna. Kaupréttur starfsmanna í árslok nemur samtals 0,8 millj. hluta og greinist breyting ársins þannig:

	Hlutir (í þús.)	Nafnvirði í þús. evra
Kaupréttir í ársbyrjun	12.612	151
Nýttir kaupréttir á árinu	(11.779)	(141)
Staða í árslok	833	10

Tekjuskattsinneign og tekjuskattsskuldbinding

41. Tekjuskattsinneign og tekjuskattsskuldbinding samstæðunnar greinast þannig:

	Inneign	Skuld-binding
Staða í ársbyrjun	14.966	8.333
Tekjuskattur ársins	4.530	15.787
Tekjuskattur til greiðslu	(660)	(8.816)
Aðrar breytingar	2.381	(5.726)
Samtals í árslok	21.217	9.578

41. Frh.:

Tekjuskattsinneign og tekjuskattsskuldbinding samstæðunnar greinast þannig á einstaka liði:

	Inneign	Skuld- binding
Óefnislegar eignir	814	4.630
Varanlegir rekstrarfjármunir	(54)	1.815
Veltufjármunir	877	1.875
Eignarhlutar í öðrum félögum	(37)	(139)
Skammtímaskuldir	1.368	(8)
Áfallinn kaupréttur	0	43
Langtímaskuldir	1.740	5
Tekjuskattsskuldbinding samtals af efnahagsliðum	4.708	8.221
Yfirfæranlegt skattalegt tap	4.364	1.357
Skattspörun vegna fjárfestinga	12.145	0
Samtals í árslok	21.217	9.578

Skuldbindingar

42. Félagið hefur skuldbundið sig til að auka hlutafé dótturfélags síns, Colotech AS um 3,0 millj. evra. Greiðslurnar verða inntar af hendi með sex afborgunum á næstu þremur árum.

Félagið hefur skuldbundið sig fyrir hönd dótturfélags síns Zdravlje AD að fjárfesta fyrir 11,4 millj. evra á næstu fjórum árum.

Félagið hefur gengist í ábyrgð vegna lántöku dótturfélags síns, Fako, og nemur ábyrgðarskuldbindingin 12,0 millj. evra.

Langtímaskuldir

43. Langtímaskuldir samstæðunnar greinast þannig eftir gjaldmiðlum og verðtryggingu:

Skuldir í gjaldmiðlum:	
Lán í EUR	134.307
Lán í USD	33.667
Lán í GBP	2.300
Lán í JPY	12.396
Lán í CHF	12.209
Lán í SEK	1.442
Lán í MTL	8.271
Lán í BGL	3.268
Lán í öðrum gjaldmiðlum	875
Langtímaskuldir samtals, þ.m.t. næsta árs afborganir	208.735
Næsta árs afborganir	(42.200)
Langtímaskuldir samtals	166.535

44. Afborganir af langtímaskuldum samstæðunnar í árslok greinast þannig á næstu ár:

Árið 2005	42.200
Árið 2006	30.921
Árið 2007	23.813
Árið 2008	82.804
Árið 2009	6.413
Síðar	22.584
Langtímaskuldir samtals	208.735

Afleiðusamningar

45. Félagið hefur gert gjaldmiðla- og vaxtaskiptasamninga sem greinast þannig:

	2004	2003
Gjaldmiðla- og vaxtaskiptasamningar:		
Eignir	14.880	15.184
Skuldir	15.637	12.533

Atburðir eftir lok reikningsárs

46. Í byrjun janúar var dótturfélagið Oculis ehf. selt. Félagið vann að rannsókn á augnlyfjum. Söluverð félagsins nam óverulegri fjárhæð.

Í byrjun febrúar skuldbatt móðurfélagið sig til þess að kaupa indverska lyfjarannsóknarfélagið Lotus Laboratories. Kaupin er háð þeim skilyrðum að félagið standist áreiðanleikakönnun. Ef af kaupunum verður, kemur kaupverð til að nema rúmum 19 millj. evra, auk annars kostnaðar sem tengist kaupunum beint.

Önnur atriði

47. Stjórn Actavis Group hf. leggur áherslu á að viðhalda góðum stjórnunarháttum innan félagsins og hefur í því samhengi horft til leiðbeinandi tilmæla um stjórnunarhætti fyrirtækja sem gefin voru út af hálfu Kauphallar Íslands, Samtaka atvinnulífsins og Verslunarráðs Íslands í mars 2004.

Kennitölur

48. Helstu kennitölur samstæðunnar:

	2004	2003
Eiginfjárhlutfall	0,41	0,37
Veltufjárhlutfall	1,16	1,10
Arðsemi eigin fjár	28,9%	17,8%
EBITDA	114.708	84.059
EBITDA sem hlutfall af rekstrartekjum	25,4%	26,6%
Veltufé frá rekstri	95.680	71.002

actavis
creating value in pharmaceuticals

Annual Results 2004
21 February 2005

Actavis reports net profits of EUR63 million for 2004

Actavis Group hf. ("ACT") ('Actavis'), the international generic pharmaceuticals company, announces its audited results for the year ended 31 December 2004.

Highlights: Q4 and 2004

- **Sales grew by 43.0% to EUR111.9 million in Q4 and 42.9% to EUR451.7 million for the full year**
- **Underlying revenue grew by 4.8% in Q4 and 10.6% for the full year.**
- **EBITDA margin 23.4% or EUR26.1 million for the Q4 and 25.4% or EUR114.7 for the year.**
- **Net profit down by 15.4% and was EUR14.6 million for Q4 and up by 54.6% to EUR62.6 million for the year**
- **Earnings per share (EPS) up 57.3% for the year**
- **Nine products launched, five of which were first to market**
- **Acquisition of Polish company, Biovena**

President & CEO, Robert Wessman commented:
"2004 was a year of growth and high profitability for Actavis and I am pleased with the results for the year as a whole. This was a busy year for us and we achieved positive results in many of our strategic activities. Emphasis was placed on consolidating new companies into the Group and we had a record year in the number of new products launches. Margins and profits were strong and we are pleased to see how the recently acquired companies have performed.

Looking ahead we continue to adhere to our strategy of targeting growth in our present market as well as looking at strategic opportunities in the US and India. Our recent activity in India shows great promise for the Group and we look forward to developing our operations there.

Looking forward, I am confident that our strong customer focus and our ambitious and hard working employees will continue to enhance the rapid growth of Actavis."

Post period end events

- **Bulgaria, Jan 05.** Reimbursement list in Bulgaria confirmed
- **India, Feb 05.** Actavis acquires the CRO company Lotus and signs a strategic collaboration agreement with Emcure

	Three months ended 31 December			Twelve months ended 31 December		
Thousands of Euro	4Q 2004	4Q 2003	% Change	2004	2003	% Change
Operating revenues	111,916	78,275	43.0%	451,697	316,151	42.9%
EBITDA	26,143	19,961	31.0%	114,708	84,059	36.5%
EBITDA/revenues	23.4%	25.5%	-2.1%	25.4%	26.6%	-1.2%
Profit before tax (PBT)	15,435	19,556	-21.1%	78,451	46,788	67.7%
Net profit	14,562	17,211	-15.4%	62,656	40,540	54.6%
Earnings per share (EPS)	0.0052	0.0061	-14.8%	0.0225	0.0143	57.3%

Enquiries:
Investors
Robert Wessman Actavis Group President & CEO — **Tel: +354 535 23 or +44 (0) 207 484 50 71**
Investors/Media
Halldor Kristmannsson,
Actavis Corporate Communications — **Tel +354 535 2300**
Financial Dynamics-London
Julia Phillips/Davina Langdale — **Tel: +44 (0) 207 831 3113**

1 12M 2004 & 4Q 2004 Financial Highlights

actavis

creating value in pharmaceuticals

Group Strategy

Actavis is committed to leading the consolidation of a still fragmented industry through strategic acquisitions and driving growth through aggressive product launches, penetration of new markets and regulatory approvals of new generic pharmaceuticals.

Financial highlights

Q4 2004 results

In Q4 sales increased by 43.0% to EUR111.9 million (4Q 2003: EUR78.3 million). Underlying sales[1] grew by 4.8%. Underlying sales for our Own Brand division increased slightly by 3% but the Third Party division's underlying sales decreased by 5.6%.

Earnings before interest, tax, exceptional items, depreciation and goodwill amortisation (EBITDA) rose by 31% to EUR26.1 million (4Q 2003: EUR19.9 million). The EBITDA to sales margin stands at 23.4%.

Profit before tax was EUR15.4 million (4Q 2003: profit of EUR19.5 million). Net profit was EUR14.6 million (Q4 2003: profit of EUR17.2 million). Return on equity in Q4 was 26.9% compared to 31.4% in the previous year.

After tax earnings per share (EPS) were 0.0052 (4Q 2003: 0.0061). Tax in the quarter was positive by EUR1 million which is mainly due to increased tax asset in Malta.

Actavis had an operating cash inflow of EUR34.4 million in Q4 compared to an inflow of EUR5.7 million reported Q4 2003.

2004 Full Year Results

In 2004 the Group's sales increased 42.9% to EUR451.7 million (2003: EUR316.1 million). Own Brand division's underlying sales increased by 0.2% and the Third Party division's underlying sales grew by 24%.

Earnings before interest, tax, exceptional items, depreciation and goodwill amortisation (EBITDA) increased by 36.5% to EUR114.7 million (2003: EUR84.1 million). The EBITDA to sales margin was 25.4% (2003: 26.6%). Return on equity was 28.9% compared to 17.8% for the same period last year.

Profit before tax was EUR78.5 million, an increase of 67.7% (2003: EUR46.8 million). Net profit was EUR62.7 million (2003: EUR40.5 million).

After tax earnings per share were 0.0225 (2003: 0.0143). Effective tax rate was 14.6% for the year.

Actavis had an operating cash inflow of EUR48.8 million, an increase of EUR5.1 million compared to 2003. This increase is less than anticipated for the year as a whole. It is mainly due to an increase in receivables in Actavis' subsidiary in Turkey, Fako. The company no longer factors its receivables. In addition, Fako has extended the credit terms of sales in Turkey to be more in line with the terms generally offered in the market. This increased the receivables for the Group by EUR34 million.

An impairment test on the Groups' Goodwill was performed by an independent third party at year end 2004. The main conclusion of the test was that the operation acquired companies supports the Goodwill apart from the Danish subsidiary. The total amount of Goodwill was at year 2004 EUR229 million. The total amount of the impairment is EUR3 million.

Q4 and Recent Developments

In February 2005 Actavis announced an agreement to conditionally acquire Lotus Laboratories, an Indian Contract Research Organisation (CRO), for around EUR19.1 million. The acquisition is not expected to affect Actavis' financial results in the short term but it is expected to reduce the Group's R&D expenditure and to support its entry into the US market. In the same month, Actavis also announced a strategic collaboration with the Indian pharmaceutical company, Emcure Pharmaceuticals. The agreement focuses on four products which Emcure will manufacture for Actavis for the US market.

In January 2005 Actavis welcomed the publication of a new reimbursement list in Bulgaria. This long-awaited final step by the Bulgarian Government is expected to make Actavis more competitive and is expected to support the Company's sales in Bulgaria.

In December 2004, Actavis launched the generic version of Quinapril HCT tablets to its customers in Germany. Cardiovascular Quinapril HCT is expected to be a healthy contributor to Actavis' revenues. In the same month, Actavis acquired the Polish generic pharmaceutical company, Biovena. The acquisition is an important step in Actavis' strategy to penetrate one of Europe's largest pharmaceutical markets. In addition, it gives Actavis a suitable platform from which to register and launch its Own Brand products in Poland.

Divisional Review

[1] Underlying sales growth in core business activities and excludes acquisitions and divestments in the period.

actavis

creating value in pharmaceuticals

Actavis has two main Divisions for the sale of products and intellectual property, Own Brand and Third Party Sales.

Own Brand Sales are of products either developed by Actavis or in-licensed from other companies. Key markets for this division include Turkey, Bulgaria, Russia & CIS, Serbia and the Nordic region.

Third Party Sales are sales of intellectual property developed by Actavis and sales of finished products sold to third parties. Key markets for this division include Germany, Austria, the UK and Netherlands.

Own Brand

Own Brand Sales represented 53.2% of total sales for the full year. Sales for 2004 were EUR240.2 million, compared to EUR156.4 million for 2003. Underlying growth for Q4 was 3% and 0.2% for the full year.

Own Brand sales by markets (EUR'000)

Market	4Q 2004	4Q 2003	% Change	2004	2003	% Change
Turkey	23,820	0	N/A	82,371	0	N/A
Bulgaria	13,965	13,167	6.1%	49,657	53,630	-7.4%
Russia & CIS	10,484	10,111	3.7%	38,327	34,090	12.4%
Northern Europe	7,243	1,424	408.7%	24,664	18,099	36.3%
Serbia	7,435	5,084	46.2%	24,547	22,913	7.1%
Other	5,653	7,868	-28.1%	20,621	22,968	-10.2%
Total Own Brand	68,601	37,655	82.2%	240,188	151,700	58.3%

Highest selling products by Own Brand in EUR million

Products	4Q 2004	2004	Description
Bioment	2.8	10.1	Anti-Infective
Troxevasin	2.7	9.6	Cardiovascular
Cravit	2.8	9.3	Anti-Infective
Almagel	2.6	9.0	Alimentary tract & metabolism
Oraceftin	2.9	8.9	Anti-Infective

Growth in Own Brand Sales was slower than expected, due to several reasons. Primarily this was due to pricing pressures and the delay in introduction of a new reimbursement list during 2004 in Bulgaria. Important progress was made in Q4 and 2004 as a whole in streamlining sales and marketing operations across the Group and creating a more effective service platform.

A big step in the Company's strategy to consolidate the various businesses under one brand and build a leading brand in generic pharmaceuticals was taken when the Company was rebranded as Actavis.

Market by market commentary follows.

Turkey

Acquisition of Fako was completed in beginning of 2004 and the company is accounted for the full year. Integration has been a success and the company is now contributing a strong margin and profits to the Group.

The strongest contributing products were the anti-infectives Bioment and Oraceftin and the anti-infective/alimentary tract drug Helipak. Competition remained intense with discounts and extended credit terms being given by competitors. By the end of the year increased discounts were implemented in the market by the Government. These will result in discounts of 11% to the market for 2005. Actavis accrued for those discounts, for products already with the wholesalers and pharmacies.

The Company filed 17 registrations in 2004 which included both cardiovascular and central nervous system products. Four to five of these products are expected to be launched in late 2005. Actavis expects healthy growth in the market in the coming year.

creating value in pharmaceuticals

Bulgaria
Sales in Bulgaria were down 7% for the year compared to 2003. The main reason for slower growth was the delay in the confirmation of the final reimbursement list from the Government. The list was confirmed in January 2005 and is expected to support Actavis sales and make the business more competitive. The Company remains the leading generic pharmaceutical

The strongest contributors to sales in 2004 were the cardiovascular products Renapril, Dehydtratin and Verapamil.

In 2004, Actavis introduced five new products to the market and registered another 12. The Group expects 10 to12 products to be launched in 2005 and anticipates a healthy growth in the coming year

Russia, Ukraine and the CIS
These markets continued to perform strongly with total sales of pharmaceutical products growing by 12.4% in 2004 compared to 2003.

The management team has predominantly focused on increased promotion and strengthening its relationship with distributors. The main contributors to sales were products such as Almagel (Antacid), Sedalgin Neo (Central Nervous System) and Troxevasin (Cardivascular).

Serbia and Montenegro
Sales in Serbia were up 7% for the year. The Company continued to gain ground in 2004 with increased market share and sales were in line with expectations. The Company remains one of the market leaders in the region. The main contributing products were Enalapril, Ciprocinal and Ranisan. A new law was passed in August 2004 with the intention of conforming local pharmaceutical regulatory bodies to EU standards. Once operational, this agency is expected to improve the regulatory and registration processes in the market.

Nordic region
Sales grew 36.3% in 2004 excluding the Pliva-acquired products. The Group established itself in the region with the integration of Pliva Pharma Nordic and gained market share in all major Nordic markets, with 14 new product launches in Denmark. Competition in Denmark remains strong with continued pricing pressure yet the market continues to develop in favour of generics. Several patent expiries in the region and reimbursement reforms being implemented in Norway and Denmark will favour additional growth for generics. During 2005, 15 new market launches[2] are expected in the region (counting all markets).

Third Party Sales
Third Party Sales include the sale of intellectual property and finished products to other pharmaceutical companies (third parties). Underlying growth for this division was 24% for the full year but negative of 5.6% in Q4. 2004 was the best year in the Third Party Sales division's history. The launch in January of Ramipril capsules, Ramipril tablets and Ramipril HCT products represented the Group's biggest new product launch. In total nine products were launched in the year of which five were first to market.

Q4 saw three market launches (products launched earlier in other markets) in the French market upon patent expiry - an important indication of the growing significance of the French market for the division.
In December, the division launched the new generic version of Quinapril HCT tablets to its customers in Germany, who were consequently first to market with the product. Quinapril HCT is expected to be a healthy contributor to Actavis' product portfolio.

Germany
Sales in Germany were up 50% for the full year compared to 2003, partly due to strong sales of Ramipril. Government resulted in a new obligation for pharmaceutical companies to give national healthcare funds a 16% discount under the country's reimbursement system. A new reference price group for ACE inhibitors impacted adversely on Ramipril, Ramipril HCT, Quinapril and Quinapril HCT. The German reforms are boosting the use of generics and generally benefit the industry. In the longer term, however, both generic and patent-protected medicines are expected to come under continued pricing pressures.

The UK
Sales in the UK market were up 88.6% for the full year compared to 2003. Whilst Ramipril and Citalopram both experienced price squeezes, there was good news in the UK where the market remained buoyant and Ramipril prices in particular remained strong for longer than originally anticipated. Paroxetine was successfully launched in the UK in February 2004.

[2] A new market launch: is when a product ("old product") previously launched in other markets is launched into new market.

Austria
Sales to Austria were down 60% for the full year compared to 2003. The reduction is entirely due to lower sales of Citalopram for international distribution, although Citalopram is still by far the highest selling product on the market, covering almost 70% of the Company's sales to Austria. Last year two new Austrian customers launched Ramipril products and Lisinopril HCT.

Netherlands
Sales to the Dutch market were up 69.3%. The Netherlands, with its developed generic market, has always been an important market for the division. The key product is Ciprofloxacin for international distribution, followed by Loratadine and Lisinopril for local sales.

Third Party product sales by markets (EUR '000)

Market	2004	2003	% Change
Germany	79,244	52,815	50.0%
UK	20,513	10,876	88.6%
Austria	12,296	31,118	-60.5%
Netherland	7,403	4,372	69.3%
Spain	5,634	3,848	46.4%
Denmark	5,435	7,515	-27.7%
France	3,216	2,186	47.1%
Other	17,893	15,403	16.2%
Total Third Party	151,632	128,134	18.3%

Highest selling products by Third Party Sales in EUR million

Products	4Q 2004	2004	Description
Citalopram	3.2	30.6	Antidepressant
Ramipril Caps	2.2	16.1	Cardiovascular
Ramipril	1.6	15.1	Cardiovascular
Ramipril HCT	1.2	12.7	Cardiovascular
Paroxetine	2.7	12.7	Antidepressant

actavis
creating value in pharmaceuticals

Research and Development

2004 was a productive year for the Group's R&D Division. By year end, 45 products were in the development pipeline for Group markets, in addition to 30 products for Own-Brand markets (non EU markets).

EU Marketing Authorisations

A total of 11 first Marketing Authorisations for a new generic product in an EU country were granted in 2004, including three products, which were launched in 2004, but most of these products will be launched upon patent expiry in 2005-2007.
Marketing Authorisation applications for sixteen new generic products were submitted in 2004.
24 registrations were ongoing at the year end. The total number of marketing authorisation applications for EU members was around one thousand in 2004.

ANDA filings

Two new applications for the US market were completed.
Approximately 8-10 other ANDA targets have been identified and expected to be filed in 2005 and the Company sees considerable synergies in developing products for EU and US simultaneously.

In-licensing

Actavis aims to in-license products for Group markets that are not developed by the company.
Number of products expected to be in-licensed for the US and EU in 2005.

Outlook

Third Party Sales

The first quarter 2004 was exceptional in terms of product sales. January saw the major product launch of the three Ramipril products, significantly boosting sales in Q1. This year, the main new product launches are expected to take place in the second and third quarter which are expected to be stronger in terms of sales. While Germany is expected to continue to be the biggest market for the division, dependence on this market will diminish as other markets, such as the UK and France, become increasingly important. The growth of the Third Party Sales division is expected to be less than 2005 than in 2004.

Own Brand Sales

Sales in the first quarter are expected to meet expectations and show improved growth from 2004. The acquisition of Biovena in Poland has secured a strong platform from which to register Actavis products and support future growth in the region. Emphasis will be placed on market penetration in the Czech Republic, Slovak Republic and Rumania. Actavis will continue to look for acquisition opportunities in Central Europe to strengthen its sales platform in the region. The Group expects 30-35 new product launches in all key markets in 2005.

Emphasis will be placed on increased focus on the US market and create a strong pipeline to support sales in the market. India is expected to play a significant role in Actavis growth strategy for the US market, focusing on supply and development for the market. First year of US revenues is expected in the year 2006.

Shareholder structure

The Actavis Group shareholder structure as of 17 February 2005 is demonstrated in the table below:

Shareholders		Ownership (%)
Amber Intl. & related parties		36.20%
Institutional Investors		32.99%
Private Investors		22.24%
Treasury shares		6.63%
Management		1.94%
Total		**100%**
Free float *		**40%**
Total shares	ISK	2,993,780,301
Outstanding shares	ISK	2,795,166,852

Milestones 2004

December:
- Acquisition of Polish sales and marketing company Biovena
- Actavis first to market with new generic product Quinapril HCT through its customers in Germany

October:
- Actavis concluded a EUR24 million credit agreement with the Nordic Investment Bank
- Three new executive appointments were made at Actavis, in a move to further strengthen the overall structure and efficiency of the business. A new Chief Executive S&M Own Brand joined the executive board.

May:
- Actavis became the new name for the Pharmaco Group of companies. The new name is a part of a broader strategy to consolidate the various businesses in order to build a leading global pharmaceuticals business.

* According to Iceland Stock Exchange calculations, see www.icex.is.

actavis
creating value in pharmaceuticals

April:

- Launch of Lisinopril HCT, first new product launch from newly upgraded facility in Malta to the EU market

February:

- The acquisition of Pliva Nordic was finalised, completing Actavis' sales and marketing presence throughout the entire Nordic region

January

- The acquisition of Fako, one of Turkey's largest generic pharmaceutical companies, was completed in January
- Actavis was first to market (through its customers) with three new generic products (Ramipril tablets, Ramipril capsules and Ramipril HCT)

Board Structure

The Board of Directors of Actavis, as of 31 December 2004, comprised of Bjorgolfur Thor Bjorgolfsson, Karl Wernersson, Sindri Sindrason, Magnus Thorsteinsson and Andri Sveinsson.

Method of Consolidation

The consolidated financial statements comprise the financial statements of Actavis Group hf. and its subsidiaries. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Group companies are those companies in which the parent company has a controlling financial interest through direct and indirect ownership of a majority voting interest or effective managerial and contractual control. The subsidiaries held or acquired exclusively with a view to subsequent resale are excluded from consolidation and are included as available-for-sale investments and measured at fair value where this can be reliably measured or at cost less impairment losses where fair value cannot be reliably measured. All material intra-group balances, transactions and any unrealised gains from intra-group transactions, have been eliminated in consolidation. The equity and net income attributable to minority interests are shown as separate items in the consolidated financial statements.

Auditing

The annual accounts have been audited by Actavis´s auditors, KPMG.

IFRS Implementation

According to an EC Directive, companies listed on European Stock Exchanges must prepare consolidated financial statements in accordance with international financial reporting standards (IFRS) as of the year 2005. The Company will present its report for the first quarter of 2005 in accordance with IFRS. The main changes from the Company's current financial statements relate to the valuation of intangible assets. Furthermore, presentation of the income statement as well as the balance sheet will be altered and notes to the financial statements will be more detailed.

Annual General Meeting

The Annual General Meeting of Actavis Group will be held on Tuesday 15 March 2005 at the National Gallery of Iceland at 17.00.

Dividend Payments

The Board of Actavis has recommended a final dividend of 10% of outstanding shares amounting to 5.1% of the Profit after tax for 2004. The final dividend will be paid on 22 March 2005 to shareholders on the register at the close of business on 14 March 2005.

Actavis' financial calendar

Q1 results	24 May 2005
Q2 results	9 August 2005
Q3 results	8 October 2005
Q4 and annual results	7 February 2006

Financial calendar is also available on the Actavis' website, www.actavis.com

Presentation of financial results

There will be an open meeting in Iceland at Nordica Hotel, Reykjavik, at 08:15 GMT on 22 February 2005. A copy of the presentation will be available at www.actavis.com following the meeting.

creating value in pharmaceuticals

About Actavis

Actavis is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of high quality generic pharmaceuticals. The Group has also established itself as a supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in 27 countries with over 6600 employees. In addition to development and manufacturing facilities in Bulgaria, Turkey, Malta, Iceland and Serbia, Actavis has an extensive sales network. The Group has built a strong market position in Europe and is constantly looking to establish itself in new markets. Actavis' intellectual property has resulted in Actavis and its customers being first to market with generic products when patents expire.

Forward Looking Statements

This press release contains forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims and exposure to environmental liability.

creating value in pharmaceuticals

Actavis Group

Following are the key figures of the consolidated financial statements for the fourth quarter and full year 2004.

Income Statement	4Q 2004	4Q 2003	2004	2003
Operating revenues	111,916	78,275	451,697	316,151
Operating expenses	(95,977)	(59,351)	(362,635)	(245,696)
Impairment losses	0	551	0	(18,336)
Total expenses	(95,977)	(58,800)	(362,635)	(264,032)
Operating profit (EBIT)	15,939	19,475	89,062	52,119
Net interest expense/income	(504)	81	(10,611)	(1,642)
Special reserves	0	0	0	(3,689)
Income before taxes	15,435	19,556	78,451	46,788
Taxes	996	(2,269)	(11,431)	(4,434)
Profit before minority interest	16,431	17,287	67,020	42,354
Minority interest	(1,869)	(76)	(4,364)	(1,814)
Net profit	14,562	17,211	62,656	40,540

Balance sheet	4Q 2004	4Q 2003	2004	2003
Fixed assets	435,773	396,979	435,773	396,979
Current assets	242,721	200,548	242,721	200,548
Total Assets	678,494	597,527	678,494	597,527
Stockholders equity	277,380	220,475	277,380	220,475
Provisions	25,524	21,167	25,524	21,167
Long-term liabiltities	166,535	173,974	166,535	173,974
Current liabilities	209,055	181,911	209,055	181,911
Total stockholders equity and liabilites	678,494	597,527	678,494	597,527

Cash flow	4Q 2004	4Q 2003	2004	2003
Working capital from operating activities	27,230	16,910	95,680	71,002
Net cash provided by operating activites	34,366	5,647	48,832	43,783

Key ratios				
EBITDA	26,143	19,961	114,708	84,059
EBITDA/revenues	23.36%	25.50%	25.39%	26.59%
EBIT/revenues	14.24%	24.88%	19.72%	16.49%
Earnings per share (EPS)	0.0052	0.0061	0.0225	0.0143
Profit to sale	13.01%	21.99%	13.87%	12.82%
Return on equity (ROE)	26.90%	31.40%	28.90%	17.80%
Equity ratio	40.88%	36.90%	40.88%	36.90%
Current ratio	1.16	1.10	1.16	1.10
Internal value of shares	7.67	6.11	7.67	6.11

creating value in pharmaceuticals

Actavis Group hf.

Consolidated financial statements
for the year ended 31 December 2004
Euro

Contents

Endorsement by the board of directors and the president and CEO

The Company's financial statements are stated in thousands of euro's and include the consolidated financial statements of Actavis Group hf. and its subsidiaries. The accounting principles applied in preparing the Company's financial statements are consistent with those used in the previous year.

The name of Actavis Goup hf. was formerly Pharmaco hf. but the name was changed in May

At the end of December the company entered into an agreement to buy the Polish company Biovena. Biovena has specialised in the marketing of generics. Neither the income statement nor the balance sheet of the Goup were affected by this agreement during 2004.

Net profit for the year amounted to EUR62.7 million for the Group, according to the income statement. Stockholders' equity amounted to EUR277.4 million at year end according to the balance sheet. Changes in stockholder's equity and appropriation of net profits are further explained in the financial statements. Outstanding capital stock was 2,791,162 thousand shares at beginning of year. Each share has a nominal value of one Icelandic krona. Taking into consideration other changes in capital stock, outstanding shares at yearend were 2,846,150 thousand which had a book value of EUR36.2 million. The number of stockholders at year end was 2,942 a decrease of 103 from the beginning of the year. Two stockholders owned more than 10% share in the Company at year end, Amber International Ltd. with 32.9% ownership and Landsbanki Luxemburg S.A. with 10.3% share.

The board of directors proposes a payment of 10% dividend on the nominal value of capital stock to stockholders in the year 2005 which corresponds to 5,1% of net profit.

The board of directors and the managing director of Actavis Group hf. hereby confirm the Group's financial statements for the year 2004 with their signatures.

Hafnarfjordur, 21 February 2005.

Chairman of the board of directors:

Bjorgolfur Thor Bjorgolfsson

Board of directors:

Andri Sveinsson

Karl Wernersson

Magnús Thorsteinsson

Sindri Sindrason

President and CEO:

Robert Wessman

Auditors' report

Board of directors and shareholders of Actavis Group hf.

We have audited the accompanying consolidated balance sheet of Actavis Group hf. as of 31 December 2004 and the related consolidated income statement and consolidated statement of cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Actavis Group hf. as of 31 December 2004, and the results of its operations and its cash flows for the year then ended, in accordance with law and generally accepted accounting principles in Iceland.

Reykjavik, 21 February 2005.

Alexander G. Edvardsson
Audur Thorisdottir

KPMG Endurskodun hf.

Consolidated income statement
for the year ended 31 December 2004

	Notes	2004	2003
Operating revenue:			
Sales	5,6	424.761	293.525
Other revenue		26.936	22.626
		451.697	316.151
Operating expenses:			
Direct production expenses / cost of sales		214.376	173.124
Sales and marketing expenses		61.584	21.279
General and administrative expenses		36.973	23.247
Other operating expenses		24.056	14.442
Depreciation and amortization	30	25.646	13.604
Impairment losses on fixed assets		0	18.336
		362.635	264.032
Profit from operations		89.062	52.119
Net financial (expenses) income	24	(10.611)	(1.642)
Special reserve on investment		0	(3.689)
Profit before income tax		78.451	46.788
Income tax	25	(11.431)	(4.434)
Profit before minority interest		67.020	42.354
Minority interest		(4.364)	(1.814)
Net profit		62.656	40.540
Earnings per share:	7		
Basic earnings per share (EUR)		0,0225	0,0143
Diluted earnings per share (EUR)		0,0224	0,0142

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Consolidated balance sheet

Assets

	Notes	2004	2003
Fixed assets:			
Intangible assets:	8,9		
Development expenditure and pharmaceutical know-how	27	32.905	24.916
Goodwill	28	229.126	235.038
		262.031	259.954
Property and equipment:	10,29		
Property and plant		58.174	51.027
Machinery and equipment		84.349	63.606
		142.523	114.633
Investment:			
Investment in associated company	35	3.338	3.115
Investment in other companies	11	5.339	2.947
Securities		1.325	1.364
Deferred tax assets	16,41	21.217	14.966
		31.219	22.392
Total fixed assets		435.773	396.979
Current assets:			
Inventories	12,36	71.572	78.852
Receivables:	13		
Accounts receivable		113.974	72.307
Other receivables		39.850	19.421
Cash		17.325	29.968
Total current assets		242.721	200.548
Total assets		678.494	597.527

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

31 December 2004

Stockholders' equity and liabilities

	Notes	2004	2003
Stockholders' equity:			
Capital stock	14,37	36.181	36.113
Share premium		100.066	100.903
Translation reserve		(30.200)	(28.634)
Accrued stock option		47	281
Retained earnings		171.286	111.812
Total stockholders' equity	39	277.380	220.475
Provisions:			
Minority interest		10.193	7.295
Deferred tax liabilities	16,41	9.578	8.333
Employee termination indemnity	17	5.753	5.539
		25.524	21.167
Long-term liabilities:			
Long-term liabilities	43	166.535	173.974
Current liabilities:			
Bank loans		88.826	90.758
Accounts payable		41.351	43.765
Current maturities of long-term liabilities	44	42.200	18.889
Accrued liabilities and expenses		36.678	28.499
		209.055	181.911
Total liabilities and provisions		401.114	377.052
Total stockholders' equity and liabilities		678.494	597.527

Amounts are in thousands of euro

Consolidated statement of cash flows
for the year ended 31 December 2004

	Notes	2004	2003
Cash flows from operating activities:			
Net earnings		62.656	40.540
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortisation	30	25.646	31.940
Currency fluctuations and indexation		7.867	(7.615)
Changes in deferred taxes		(4.398)	365
Other changes		3.909	5.772
Working capital provided by operating activities		95.680	71.002
Changes in operating assets and liabilities:			
Inventories, decrease (increase)		7.356	(15.063)
Receivables, increase		(56.484)	(9.627)
Short-term liabilities, increase (decrease)		2.280	(2.529)
Changes in operating assets and liabilities		(46.848)	(27.219)
Net cash provided by operating activities		48.832	43.783
Cash flows to investing activities:			
Increase in intangible assets		(15.677)	(14.547)
Investment in property and equipment		(43.742)	(28.750)
Proceeds from sale of property and equipment		1.650	2.403
Investments in other companies, net of cash acquired		(8.400)	(52.272)
Proceeds from sale of investment in other companies		92	0
Securities, change		419	120
		(65.658)	(93.046)
Cash flows from financing activities:			
Changes in capital stock		(768)	(33.058)
Dividend paid		(3.182)	(673)
Changes in minority interest		141	0
Proceeds from long-term borrowings		36.766	77.634
Payments of long-term debt		(18.289)	(49.617)
Bank loans, changes		(9.070)	77.176
		5.598	71.462
(Decrease) increase in cash		(11.228)	22.199
Cash at beginning of year		29.968	8.863
Effects of exchange rate changes on beginning balances		(1.415)	(1.094)
Cash at year end		17.325	29.968
Other information:			
Interest paid on long-term debt		9.967	8.777
Income tax paid		5.438	8.826

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Notes to the consolidated financial statements

Summary of accounting principles

Basis of preparation

1. Actavis Group hf., formerly Pharmaco hf. (the Company) is a company domiciled in Iceland. The consolidated financial statements are prepared in accordance with the Icelandic financial statements act and regulation on the presentation and contents of financial statements and consolidated financial statements. The financial statements are presented in euro rounded to the nearest thousand. They are prepared on historical cost basis and are, in all main respects, based on the same accounting principles as in the previous year.

   Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

   Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

   Associated companies are recorded in the balance sheet at the lower of cost or net realisable value.

Foreign currencies

2. Transactions in foreign currencies are translated into euros at the exchange rate of the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into euros at the foreign exchange rate of that date. Foreign exchange differences arising on translation are recognized in the income statement.

Financial statements of subsidiaries

3. The operations of subsidiaries are not considered an integral part of the parent Company's operations. Accordingly, the assets and liabilities of subsidiaries, including goodwill and fair value adjustments are translated into euros at exchange rates of the balance sheet date. The revenue and expenses of subsidiaries are translated into euros at the average conversion rates for the period. Translation differences are recognised directly in equity.

Derivative financial instruments

4. The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities.

Revenue recognition

5. Revenue from sale of products is recognised in the income statement when significant risk and rewards are transferred to the buyer. Revenue is not recognised if there is an uncertainty about the collectability of receivables, related expenses or possible return of products.

6. A portion of the Group's revenue comes from the sale of dossiers. Revenue from the sale of dossiers is recognised when certain milestones, included in the contracts, are met.

Earnings per share

7. Earnings per share is the ratio between profit and weighted average number of shares for the year and reveals net profit per share. The net earnings for the year amounted to EUR62.7 million and the weighted average number of shares 2,790 million shares, when taken into consideration purchases and sales of treasury shares. The nominal value of each share amounts to one ISK. Earnings per share for the year amount to EUR0.0225. Calculation of diluted earnings per share takes into consideration stock options made with the Company's employees and the prospective deliverance of shares related to those options, which amounts to 833 thousand shares. The Company has not entered into agreements to issue any convertible bonds.

Intangible assets

8. Development expenditure is capitalised in the balance sheet as development expenditure and pharmaceutical know how. If development leads to production of marketable products the relevant cost is amortised over a period of five years. The amortisation period starts when the first sale is made. If it becomes evident that future economic benefits are not probable the cost is then charged to the income statement.

9. Goodwill arising on acquisition represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired. Goodwill is stated at cost less amortisation to year end 2002. From the beginning of the year 2003 the goodwill is not amortised but tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. If recoverable amount of goodwill is less than its carrying amount, the difference will be amortised. At year end an impairment test was conducted resulting in a loss of EUR3.0 million which was recognised in the income statement.

Property and equipment

10. Property and equipment are valued at cost less depreciation. Depreciation is calculated as a fixed annual percentage based on the asset's expected economic life and its salvage value. Expected economic life is specified as follows:

Property and plant	12 - 50 years
Equipment	3 - 10 years

Investment

11. Investment in other companies are carried at acquisition cost less provisions for estimated impairment losses on certain investment.

Inventories

12. Manufactured products are valued at their average production cost, consisting of both direct and indirect production cost. Inventories of purchased goods and materials are valued at cost.

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Accounts receivable and other receivables

13. Receivables and securities are reduced by an allowance for doubtful accounts. This allowance is not a final write-off, but a reserve to meet possible future losses. The allowance is deducted from appropriate balance sheet items. Receivables amounting to EUR154 million at the year end have been written down by EUR7 million in the balance sheet.

Repurchase of share capital

14. When treasury shares are repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Treasury shares are classified as a reduction of net equity. Possible gains or losses on purchase or sale of treasury shares are not reported in the income statement.

Stock option agreements

15. The Company has stock option agreements with certain employees which may be excercised in the years 2001 - 2005. The Company's cost is calculated according to the Black-Scholes method of evaluating stock option agreements. Thus, valued cost is expensed over the lifetime of the contract and is recognised in the income statement with a corresponding increase in stockholders' equity.

Deferred tax assets and liabilities

16. Deferred tax assets and deferred tax liabilitities are included in the financial statements. Their calculation is based on the difference between balance sheet items as reported in the Group's financial statements and tax returns of the companies within the Group. This difference occurs because expenses are generally expensed earlier for tax purposes than in the financial statements and due to investment tax credits. Deferred tax assets and liabilities are balanced if they are associated to taxes that are imposed by the same authorities.

Employee termination indemnity

17. The employee termination indemnity relates to the Turkish subsidiary. In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of an agreed formula, are subject to certain upper limits and are recognised in the accompanying financial statements as accrued. The reserve has been calculated by estimating the present value of the future obligation of the Company that may arise from the retirement of the employees.

International accounting standards

18. According to an EC Directive, companies listed on European Stock Exchanges must prepare consolidated financial statements in accordance with international financial reporting standards (IFRS) as of the year 2005. The Company will present its report for the first quarter of 2005 in accordance with IFRS. The main changes from the Company's current financial statements relate to the valuation of intangible assets. Furthermore, presentation of the income statement as well as the balance sheet will be altered and notes to the financial statements will be more detailed.

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Notes - cont.:

Changes in the Consolidation

19. The Company established the English subsidiary Actavis UK Ltd. in March. The subsidiary is included in the consolidated financial statements.

During the year the Company increased it's ownership in the Serbian pharmaceutical company Zdravlje AD by EUR0.3 million. The Company's ownership amounted to 73% at year end and increased by 2% during the year.

As of November Abfar İlaç Sanayi ve Ticaret AŞ and Fako İlaçlari AŞ were merged under the name of Fako and all assets, liabilities and commitments of Abfar were transferred to Fako.

At the year end the Danish sales- and marketing company, DLF, was sold. The sale has immaterial effect on the consolidation financial statements.

Quarterly overview

20. The operation of the Group is specified as follows by quarters:

	1st Quarter 1.1 - 31.3	2nd Quarter 1.4 - 30.6	3rd Quarter 1.7 - 30.9	4th Quarter 1.10 - 31.12	Total 1.1 - 31.12
Sales	117.472	103.636	97.251	106.402	424.761
Cost of goods sold	(60.069)	(52.391)	(50.012)	(51.904)	(214.376)
Gross profit	57.403	51.245	47.239	54.498	210.385
Operating expenses less other income	(21.637)	(24.922)	(20.762)	(28.356)	(95.677)
Amortization, depreciation and impairment of fixed assets	(4.942)	(5.850)	(4.649)	(10.205)	(25.646)
Net financial income (expenses)	(3.113)	(4.155)	(2.839)	(504)	(10.611)
Income tax	(6.813)	(1.922)	(3.692)	996	(11.431)
Minority interest	(729)	(490)	(1.276)	(1.869)	(4.364)
Net earnings	20.169	13.906	14.021	14.560	62.656

Operating expenses

21. Auditors' fee is specified as follows in the consolidation:

	2004	2003
Auditing of financial statements	608	843
Review of interim financial statements	158	158
Other services	196	244
Total audit fee	962	1.245

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Personnel

22. Salaries and related expenses are specified as follows:

	2004	2003
Salaries	90.645	60.782
Related expenses	7.225	6.790
Total salaries and related expenses	97.870	67.572
Number of employees at year-end	6.602	6.835
Average number of employees, adjusted for full-time employment	6.841	6.539

Executive employment terms

23. Payment of salaries to the key executives of the Company for work performed for the companies within the Group, their stock options and ownership in the Company are specified as follows:

	Salaries and bonuses	Stock option in thousands of shares	Shares at year-end
Senior executives:			
Robert Wessman, CEO	428	754	32.865
Board members:			
Bjorgolfur Thor Bjorgolfsson, chairman of the board	28	0	1.085.337
Karl Wernersson	14	0	225.378
Magnus Thorsteinsson	14	0	0
Sindri Sindrason	785	0	0
Six managing directors and the deputy CEO	664	0	21.955
Former board members:			
Bjorgolfur Gudmundsson	14	0	99
	1.947	754	1.365.634

In addition to salaries and benefits the CEO realized EUR5.3 million shares through the exercise of his stock option. The CEO purchased 5,273 thousand shares at the exercise price of EUR 0.06 and another 38 thousand at the exercise price of EUR0.16. The market value of these shares were EUR2.7 million at the same time.

The Company has granted the Company's CEO loan amounting to a total of EUR2.4 million with a market interest rate.

Stock option agreements with the Company's CEO that are based on the exercise price EUR0.0317, were granted in 2001 and are redeemable in 2005.

The ownership of shares by the board members includes both direct ownership and indirect ownership through holding companies.

A retirement contract with Sindri Sindrason, former CEO, was finalized during the year. According to the agreement he received EUR771 thousand as a final settlement.

Net financial income and expenses

24. Financial income and expenses are specified as follows:

	2004	2003
Interest earned	2.300	769
Interest expenses and indexation	(16.284)	(9.325)
Currency fluctuations	3.373	7.748
Gain on sale of investment	0	(834)
	(10.611)	(1.642)

25. Income tax recognized in the income statement are specified as follows:

Current tax expense		
Current year		9.760
Under/(over) provided in prior years		104
		9.864
Deferred tax expense		
Origination and reversal of temporary differences		(521)
Investment tax credits		(5.966)
Other changes		8.054
		1.567
Total income tax expense according to the income statement		11.431
Reconciliation of effective tax rate		
Profit before tax		78.451
Income tax using the domestic corporation tax rate	18,0%	14.121
Effect of tax rates in foreign jurisdictions	2,2%	1.764
Non-deductible expenses	0,9%	680
Tax exempt revenue	(3,1%)	(2.424)
Investment tax credits	(7,9%)	(6.240)
Exchange rate differences and other changes	4,5%	3.530
Effective income tax	14,6%	11.431

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Notes - cont.:

Earnings per share

Basic earnings per share

26. The calculation of earnings per share is based on the Company's profit in EUR and the weighted average number of issued shares at year end. Weighted average number of shares and diluted earnings per share are specified as follows in millions of shares.

Weighted average number of shares	2004	2003
Outstanding shares at 1 January	2.785	574
Effect of bonus shares issued	0	2.269
Effect of treasury shares	5	(9)
Effect of new shares issued	0	5
Weighted average number of shares at 31 December	2.790	2.839

Diluted earnings per share

The calculation of diluted earnings per share at 31 December 2004 was based on net profit attributable to shareholders and a weighted average number of ordinary shares outstanding during the year ended 31 December 2004.

Weighted average number of shares at 31 December	2.790	2.839
Impact of stock options	3	8
Weighted average number of shares at 31 December (diluted)	2.793	2.847

Intangible assets

27. Development cost for new products is capitalised in the balance sheet among intangible assets. Those assets are amortised over a period of five years. Changes during the year are specified as follows:

Balance at 1 January 2004	24.916
Additions during the year	15.473
Currency adjustments during the year	486
Sales during the year	(158)
Amortised during the year	(7.812)
Balance at 31 Decmber 2004	32.905

28. Capitalised goodwill in the balance sheet is derived from the purchase of subsidiaries. Changes in goodwill during the year are specified as follows:

Balance at 1 January 2004	235.038
Changes in opening balance	(6.682)
Additions due to purchase of subsidiaries	3.401
Currency adjustments during the period	1.776
Other changes	(1.384)
Impairment loss	(3.023)
Balance at 31 December 2004	229.126

Changes in opening balance

Due to changes in the recognition of deferred tax asset of the subsidiary Fako, which relate to prior years, the opening balance of goodwill was restated.

Fixed assets

29. Fixed assets and depreciation are specified as follows:

	Property and plant	Machinery and equipment	Total
Cost			
Balance at 1 January 2004	78.757	160.385	239.142
Additions during the year	9.208	34.057	43.265
Currency adjustments during the year	(1.232)	(1.969)	(3.201)
Sales and disposals during the year	(528)	(27.427)	(27.955)
Balance at 31 December 2004	86.205	165.046	251.251
Depreciation			
Balance at 1 January 2004	27.730	96.779	124.509
Depreciated during the year	1.760	11.667	13.427
Currency adjustments during the year	(1.253)	(1.298)	(2.551)
Depreciation of asset disposals	(206)	(26.451)	(26.657)
Balance at 31 December 2004	28.031	80.697	108.728
Book value at 31 December 2004	58.174	84.349	142.523
Depreciation ratios	2 - 8%	10 - 33%	

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

30. Depreciation, amortisation and impairment losses according to the income statement are specified as follows:

Amortisation of development cost according to note 27	7.812
Other changes in goodwill according to note 28	1.384
Impairment loss in goodwill according to note 28	3.023
Depreciation of fixed assets according to note 29	13.427
	25.646

Impairment of goodwill

31. During the year an impairment loss was charged to the carrying amount of goodwill that arose in the acquisition of Actavis Nordic. The impairment loss amounted to EUR3.0 million.

Purchase lease agreements

32. Buildings, machinery and equipment, for which the Group has entered into purchase lease agreements, are capitalized, despite ownership of lessor according to the contract. At year end the remainder of the contracts amount to EUR3.3 million.

Official real estate valuation and insurance value

33. Buildings and properties in Iceland with a book value of EUR20.3 million, had an official real estate valuation of EUR20.6 million at year end 2004. Their insurance value amounted to EUR44.5 million at the same time.

    Inventories in Iceland amounting to EUR20.0 million at year end, were insured for EUR28.2 million.

    Fixed assets and inventories in other production facilities with a book value of EUR83.4 million had an insurance value of EUR248 million.

Amounts are in thousands of euro

Notes - cont.:

Investment

34. At year end the Company owned 15 subsidiaries that are all included in the consolidated financial statements. The subsidiaries owned 19 subsidiaries at year end that are included in their financial statements. The companies that are included in the consolidated statements are as follows:

	Ownership %
Actavis BV (Medis Holland BV), Netherland	100%
Actavis Ltd. (Pharmamed Ltd), Malta	100%
Actavis Trading Ltd., Malta	100%
Actavis hf. (Delta hf.), Iceland	100%
Actavis Inc. (Pharmaco Inc.), USA	100%
Actavis Nordic A/S (United Nordic Pharma AS), Denmark	100%
Nordisk Ibu-Pharma ApS, Denmark	100%
Actavis AS (UNP A/S), Denmark	100%
Actavis OY, Finland	100%
Actavis A/S, Norway	100%
Actavis A/B (UNP Sweden AB), Sweden	100%
Actavis Ltd., England	100%
Balkanpharma Holdings Ltd, Cyprus	100%
Balkanpharma Healthcare International, Cyprus	100%
MM Pharma LLC, USA	100%
Verben S.A. Uruguay	50%
Actavis AD (Balkanpharma AD), Bulgaria	100%
Balkanpharma Dubnitsa AD, Bulgaria	98%
Balkanpharma Troyan AD, Bulgaria	98%
Balkanpharma Razgrad AD, Bulgaria	98%
Balkanpharma Security AD, Bulgaria	100%
Balkanpharma Macedonia, Macedonia	100%
Actavis OOO (Balkanpharma OOO), Russia	100%
Colotech AS, Denmark	86%
Fako İlaçlari AŞ, Turkey	89%
Medis GmbH, Germany	60%
Medis Ltd., Isle of Man	100%
Medís ehf., Iceland	100%
Medis Danmark AS, Denmark	100%
NM Pharma ehf., Iceland	100%
Oculis ehf., Iceland	67%
Omega Farma ehf., Iceland	100%
Zdravlje AD, Serbia	73%
Zdravlje Trade AD, Serbia	100%

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Investment in associated company

35. At year end the Company's ownership in Iceland Genomics Corp. USA amounted to 31% with a book value of EUR3.3 million.

Inventories

36. Inventories are specified as follows:

	2004	2003
Raw materials	32.361	32.882
Work in progress	14.348	16.919
Finished goods and goods for resale	24.863	29.051
Inventories at 31 December	71.572	78.852

Stockholders' equity

37. Changes in the nominal value of capital stock during the year are specified as follows:

	Number of shares in thousands	Nominal value in thousand of EUR
Outstanding capital stock at 1 January 2004	2.785.394	36.113
Purchase of treasury shares	(5.108)	(59)
Sale of treasury shares	10.876	127
Outstanding capital stock at 31 December 2004	2.791.162	36.181

38. Total capital stock is as follows:

Total capital stock issued	2.993.780	38.521
Treasury stock	(202.618)	(2.340)
Outstanding capital stock at 31 December 2004	2.791.162	36.181

39. Reconciliation of movements in stockholders' equity:

	Capital stock	Share premium and statutory reserve	Translation reserve	Accrued stock option	Retained earnings	Total
Balance at 1 January 2004	36.113	100.903	(28.634)	281	111.812	220.475
Treasury shares acquired	(59)	(2.391)				(2.450)
Treasury shares sold	127	1.277				1.404
Expensed stock option				43		43
Redeemed stock option		277		(277)		0
Acc. currency adjustment			(1.566)			(1.566)
Dividend paid					(3.182)	(3.182)
Net earnings					62.656	62.656
Balance at 31 December 2004	36.181	100.066	(30.200)	47	171.286	277.380

Stock options agreements

40. The company has granted its employee's stock options rights, which they can exercise in the year 2005. The Company will use treasury shares or/and issue new shares to fulfill the Company's obligations according to the stock options. The Company's stock option liabilities are 0.8 million shares at year end. Changes during the year are specified as follows:

	Shares in thousands	Nominal value in thousand of EUR
Balance at 1 January	12.612	151
Exercised stock options during the year	(11.779)	(141)
Balance at 31 December	833	10

Deferred income tax

41. The Company's deferred tax assets and deferred tax liabilities are specified as follows:

	Assets	Liabilities
Balance at 1 January 2004	14.966	8.333
Income tax posted to income statement	4.530	15.787
Income tax payable	(660)	(8.816)
Other changes	2.381	(5.726)
Balance at 31 December 2004	21.217	9.578

Deferred tax assets and deferred tax liabilities specified on items:

	Assets	Liabilities
Intangible assets	814	4.630
Operating fixed assets	(54)	1.815
Current assets	877	1.875
Investments	(37)	(139)
Current liabilities	1.368	(8)
Accrued stock options	0	43
Long-term liabilities	1.740	5
Total deferred tax liabilities from assets and liabilities	4.708	8.221
Carry forward income tax losses	4.364	1.357
Investment tax credits	12.145	0
Balance at 31 December 2003	21.217	9.578

Commitments

42. The Company is committed to increase the share capital of its subsidiary, Colotech AS by EUR3.0 million. The payments will be made in six installments during the next three years.

The Company is committed on behalf of its subsidiary, Zdravlje AD to invest EUR11.4 million in Serbia during the next four years.

The Company has guaranteed loan granted to its subsidiary, Fako, amounting EUR12.0 million.

Financial statements of Actavis Group hf. 31 December 2004 21 *Amounts are in thousands of euro*

Notes - cont.:

Long-term liabilities

43. Long-term liabilities are specified as follows, by currency denominations:

Loans in EUR	134.307
Loans in USD	33.667
Loans in GBP	2.300
Loans in JPY	12.396
Loans in CHF	12.209
Loans in SEK	1.442
Loans in MTL	8.271
Loans in BGL	3.268
Loans in other currencies	875
Total long-term liabilities, including current maturities	208.735
Current maturities of long-term liabilities	(42.200)
Total long-term liabilities	166.535

44. Annual maturities of long-term liabilities are specified as follows:

In the year 2005	42.200
In the year 2006	30.921
In the year 2007	23.813
In the year 2008	82.804
In the year 2009	6.413
Subsequent payments	22.584
Total long-term liabilities	208.735

Derivative

45. The Company has made currency- and interest swap contracts. These contracts are specified as follows:

	2004	2003
Currency- and interest swap contracts:		
Assets	14.880	15.184
Liabilities	15.637	12.533

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Subsequent events

46. At the beginning of January 2005 the Company sold the subsidiary, Oculis ehf. Its primary objective was a research work concerning pharmaceutical eye-medicine. The proceeds from the sale was immaterial to the consolidation financial statements.

At the beginning of February 2005 the Company agreed to acquire the Indian contract research organisation company, Lotus Laboratories. The acquisition is subject to the satisfaction of certain conditions. If the acquisition materialises the acquisition price will amount to EUR19 million plus cost directly related to the acquisition.

Other matters

47. The directors af Actavis Group hf. support high standards of corporate governance and have taken into account the guidelines on corporate governance adopted by the Icelandic Stock Exchange, Confederation of Icelandic Employees and the Chamber of Commerce.

Financial ratios

48. The main financial ratios for the Group are as follows:

	2004	2003
Equity ratio	0,41	0,37
Current ratio	1,16	1,10
Return on equity	28,9%	17,8%
EBITDA	114.708	84.059
EBITDA as a percentage of revenues	25,4%	26,6%
Working capital provided by operating activities	95.680	71.002

Financial statements of Actavis Group hf. 31 December 2004 23 *Amounts are in thousands of euro*

Actavis Group - Presentation of Annual Results 2004

28.2.2005 17:17:00

News categories: Corporate results
Actavis Group - 4Q presentation.pdf

Print

Enclosed is an updated presentation of annual results due to amendment in the financial statements of Actavis.

Amendment in the financial statements of Actavis

An amendment has been made in the financial statements of Actavis Group for the financial year 2004. The amendment consists of a correction in the cash flow statement between payments and accrued currency exchange difference on long term liabilities.

The amendment does not affect the net profit of the company for the year 2004 nor the balance sheet at year end. Prior to the amendment corking capital provided by operating activities and net cash provided by operating activities were understated by EUR12.5 million and cash flow from financing activities were over stated by the same amount. Cash at year end has not changed.

See attachments.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425
hkristmannsson@actavis.com

actavis
creating value in pharmaceuticals

4Q 2004 Financial Results

Analyst Meeting 22 February 2005



actavis
creating value in pharmaceuticals

Agenda

1. Financial results
   - 4Q 2004
   - 12M 2004
2. Sales performance
   - Own-Brand sales
   - Third-Party sales
3. Strategy for growth
4. Outlook
5. Q&A



PHARMACY
FARMACIA
APOTHEKE
Melita



actavis
Financial highligts

actavis
creating value in pharmaceuticals

Financial highlights 4Q

4Q 2004 Highlights

- Acquisition of Biovena in Poland
- *First to market with Quinapril HCT in Germany
- Lower sales in Bulgaria than expected
- Weaker EBITDA margin
  - Accrued discounts in Turkey (EUR 2 million)
- Impairment test
  - Goodwill accepted except in DK (EUR3 million)

Key Financials 4Q

	4Q 2004	4Q 2003	% Change
Operating revenues	111,916	78,275	43,0%
Operating expenses	-95,977	-59,351	61,7%
EBITDA	26,143	19,961	31.0%
EBIT	15,939	19,475	-18.2%
Profit before tax	15,435	19,556	-21.1%
Taxes	996	-2,269	-143.9%
Net profit	14,562	17,211	-15.4%
Underlying Growth	4.8%	N/A	N/A
Earnings per share (EPS)	0.0052	0.0061	14 8%

*Actavis first to market through its customers in Germany

Financial highlights 12M

12M 2004 Highlights

- Strong sales growth - above peer group average
- Nine new generic products on market - first to market with five
- Solid EBITDA growth
- Maintained strong position in Germany, Bulgaria, Serbia and Turkey
- Strong contribution from subsidiaries in Turkey and Serbia
- Three new executive appointments

Key Financials 12M

	2004	2003	% Change
Operating revenues........	451,697	316,151	42.9%
Operating expenses........	(362,635)	(264,037)	37.3%
EBITDA......................	114,708	84,059	36.5%
EBIT........................	89,062	52,119	70.9%
Profit before tax..........	78,451	45,768	67.7%
Taxes.......................	(11,431)	(4,434)	157.8%
Net profit..................	62,656	40,540	54.6%
Underlying Growth........	10.6%	N/A	N/A
Earnings per share (EPS).	0.0225	0.0143	57.3%

Financial highlights 12M

Revenues by segments


2003
2004
Other Revenues 5%
API 4%
Intellectual Property 3%
Own bran 47%
3rd party sales 41%
Other Revenues 6%
API 4%
Intellectual Property 3%
Own brand 53%
3rd party sales 34%

Financial highlights 12M

Sales by geographic region


2003
2004
Others 8%
Baltics 1%
Spain 1%
Ukraine 3%
Holland 2%
Iceland 5%
Austria 10%
Scandinavia 5%
UK 4%
Serbia 10%
Russia & CIS 12%
Bulgaria 20%
Germany 19%
Baltics 1%
Others 7%
Spain 2%
Ukraine 3%
Holland 3%
Iceland 4%
Austria 3%
Scandinavia 5%
UK 5%
Serbia 7%
Russia & CIS 10%
Bulgaria 13%
Turkey 21%
Germany 18%

Revenues by quarter


€ Million
120
100
80
60
40
20
0
85
76
77
78
126
109
105
112
Ramipril
Quinapril, Lisinopril HCT Amplodip.mal.
Mirtazapine
Quinapril HCT
1Q 2003
2Q 2003
3Q 2003
4Q 2003
1Q 2004
2Q 2004
3Q 2004
4Q 2004

EBITDA to sales



€ Million
40
30
20
10
0
30%
28%
26%
24%
22%
20%

	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004
EBITDA	23.9	19.6	20.6	20.0	35.8	26.3	26.5	26.1
EBITDA to Sales	28.2%	25.7%	26.8%	25.5%	28.4%	24.2%	25.2%	23.4%

Cost ratios development

EUR million



% of sales
50%
40%
30%
20%
10%
0%

EUR million	Cost of Sales	Sales & Marketing	General	Other	Total
1Q 2004	60.1	12.8	10.5	6.7	90.1
2Q 2004	52.4	14.4	10.2	5.5	82.5
3Q 2004	50.0	14.1	8.7	5.8	78.7
4Q 2004	51.9	20.2	7.6	6.1	85.8

Balance sheet Assets

EUR million



EUR million
700
600
500
400
300
200
100
0

	31/12 2004	31/12 2003	Change
Current assets	242.7	200.5	42.2
Fixed assets	435.8	397.0	38.8
Total assets	678.5	597.5	81.0

Balance sheet Equity & liabilities



EUR million
700
600
500
400
300
200
100
0

EUR million	31/12 2004	31/12 2003	Change
Equity	277.4	220.5	56.9
Obligations	25.5	21.2	4.4
Long-term liabilities	166.5	174.0	-7.4
Current liabilities	209.1	181.9	27.1
Total equity and liabilities	678.5	597.5	81.0

Cash Flow

EUR '000

	2004	2003
Working capital from operating activities	95,680	71,002
Net Cash provided by operating activities	48,832	43,783
Investing activities	-65,658	-93,046
Financing activities	5,598	71,462
Increase in cash and cash equivalents	-11,228	22,199
Cash and cash equivalents at beginning of period	29,968	8,863
Effects of foreign exchange adjustments	-1,415	-1,094
Cash and cash equivalents at end of period	17,325	29,968

Sales performance



Sales performance Overview

Two key divisions for sales of products and intellectual property

- Own-Brand sales
- Third-Party sales

Own-Brand

- Own-Brand products developed by Actavis or in-licensed from other companies, but in Actavis livery
- Key markets include Turkey, Bulgaria, Russia, Serbia and Scandinavia

Third-Party sales

- Sales of products developed by Actavis to third parties
- Key markets include Germany, Austria, UK and the Netherlands

Own-Brand sales



Sales development

EUR240.2 million

Own-Brand sales by quarters

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	4Q 2003	2004	2003
Sales	55.6	57.2	58.8	68.6	37.7	240.2	151.7
% of Group Revenues	44.2%	52.6%	55.9%	61.3%	48.1%	53.2%	48.0%
Underlying Growth	8.8%	6.8%	0.2%	3.0%	N/A	0.1%	N/A

Highlights for 2004

- Improved efficiency and external growth
  - New Chief Executive for Own-Brand division
  - New regional director for Balkan region
  - Successful integration of Fako (Turkey), contributing a good margin
  - Pliva Nordic acquired in 1Q
- Sales for full year slower than anticipated
  - Reimbursement issue in Bulgaria (now solved)
  - Pricing pressure in the Nordic region
- Successful re-branding across all Own-Brand markets
- Growing portfolio in all key markets

Own-Brand sales - 2004

Top 10 products


EUR million
10
8
6
4
2
0
Bioment
Troxevasin
Cravit
Almagel
Oraceftin
Alfasid
Phezam
Sedalgin Neo
Helipak
Enalapril

Top 10 products account for 34.0% of Own-Brand sales

Sales by therapeutic classes and markets 2004

Total EUR240.2 million


Other 11%
Alimentary 11%
Cardiovascular 34%
CNS 22%
Anti-infectives 23%


ROW 9%
Serbia 10%
Turkey 34%
Northern Europe 10%
Russia & CIS 16%
Bulgaria 21%

*Market split excludes intellectual property

Own-Brand - Turkey

- EBITDA to sales margin and profits improved significantly from 2003
  - More focus on bottom line results post acquisition
- Strongest contributors:
  - Bioment (Anti-Infective)
  - Oraceftin (Anti-Infective)
  - Helipak (Ailmentary/anti-infective)
- Competition remains intense
  - Increased discounts and credit-terms
- Pricing pressure from government in 2005
- 17 products registered in 2004
- Four-five products expected to be launched in 2005
- Positive outlook

Own-Brand - Bulgaria

- Actavis remains nr.1 in the market with leading position
- Main reason for lower sales was the delay in the confirmation of the final reimbursement list (has now been solved) as well as pruning of unprofitable products
- New reimbursement list in favor of generic products
- Five new products introduced to the market - stronger portolio
- Strongest contribution from
  - Renapril (cardiovascular)
  - Dehydtratin (cardiovascular)
  - Verapamil (cardiovascular)
- 12 products registered in 2004
- 10 - 12 new products expected to be launched in 2005



EUR million
12M
60
50
40
30
20
10
0
-7.4%
12M 2003
12M 2004

Own-Brand
Russia, Ukraine & CIS

- Actavis outperforming the market in the region
- Growth driven by branded generics strategy
- Key products contributing to the growth were:
  - Phezam (Central Nervous system)
  - Sedalgin (Central Nervous system)
  - Almagel (Alimentary tract and metabolism)
- Price increase on key products boosted revenue and contributed to improved profitability
- Approximately 8-10 generic products launched in 2005



EUR million
12M
40
30
20
10
0
+12.4%
12M 2003
12M 2004

Own-Brand - North Europe

- Acquisition of Pliva in early 2004
- Now present in all Nordic countries
- Gained market share in all key markets
- Tough competition in Denmark continues
- 14 new products introduced in the region in 2004 supporting growth



EUR million
12M
25
20
15
10
5
0
+36.6%
12M 2003
12M 2004

Market potential



USA
293.0
191,398
653.2
9%
36%
Population (M)
Pharmaceutical €(M) Market
Pharmaceutical Expenditure per Capita
Generic penetration (Value)
Generic penetration (Volume)
Poland
38.6
2,892
74.9
65%
86%
Slovakia
5.4
468
86.3
33%
70%
Czech Rep.
10.2
1,120
109.8
32%
58%
Hungary
10.0
1,483
148.1
37%
53%

*Retail and hospital sales

Source: IMS Health, Internal Estimates

Outlook

- Q1 expected to meet expectations and show improved growth from 2004
- Biovena in Poland a strong platform to register Actavis products and support growth in the promising Polish market
- 30-35 new product and market launches in all key markets in 2005
- Portfolio benefiting from strong Group pipeline and R&D activity
- Focus on building a strong pipeline for the US market
- Target for expansion
  - US
  - Czech, Hungary, Slovakia

*Product launch/market launch: A launch of a new product in its first market. By entering another market later is defined as new market launch


actavis
creating value in pharmaceuticals
Third-Party sales

Sales development
EUR164.8 million

Third-Party sales by quarters - highlights

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	4Q 2003	2004	2003
Sales	59.0	38.6	33.8	33.4	40.3	164.8	136.1
% of Group Revenues	46.9%	35.5%	32.1%	29.8%	51.4%	36.5%	43.0%
Underlying Growth	57.7%	22.2%	18.5%	5.6%	N/A	24.0%	N/A

Highlights for 2004

- Sales of Third-Party division in line with expectations, including intellectual property - record year for the division
- Good sales of intellectual property in Q4
- Important launches in France in fourth quarter
- 9 new product launches and 5 new market launches in 2004, 5 first to market

New product launches in 2004

***New product launches**

1. Ramipril
2. Ramipril HCT
3. Ramipril capsules
4. Quinapril
5. Lisinopril HCT
6. Mirtazapine
7. Amlodipine maleate
8. Sertraline tablets (pre-launch)
9. Quinapril HCT

***New market launches**

1. Captopril HCT - France January
2. Enalapril HCT - Hungary January
3. Ciprofloxacin - France October
4. Lisinopril - France October
5. Enalapril - Italy December

*Product launch/market launch. A launch of a new product in its first market. By entering another market Later is defined as new market launch

Third-Party - 2004

Total EUR164.8 million



Sales by segments
Finishead Products
92%
Intellectual Property
8%



Sales by therapeutic class
Other 4,7%
Anti-infectives 9,2%
Cardiovascular 52,8%
CNS 33,3%

Intellectual Property

- EUR13.1 million in sales
- Revenue from 46 products
- Q1 best quarter in divisions history

Finished products

- EUR151.6 million in sales
- Solid sales growth
- Revenue from 35 products
- Citalopram and Ramipril strongest contributors

Third-Party sales by markets-2004

Finished products total EUR151.6 million



Other 9%
Belgium 2%
Serbia 2%
France 5%
Denmark 5%
Spain 5%
Holland 6%
Austria 8%
UK 14%
Germany 45%

*Market split excludes intellectual property

Third-Party - Germany

- Increased market share and outperformed market by new product launches
- Healthcare reform caused pricing pressure and halted growth of total market
- Market has shown signs of stabilization in Q4
- Growth driven by nine new product launches and four new market launches
- New customers secured for older products
- Key customers reducing stock levels
- Expected to remain EU largest market and a strong market for Actavis



EUR million 12M
80
70
60
50
40
30
20
10
0
+50.0%
12M 2003
12M 2004

Third-Party - UK

- High sales growth, compared to 2003
- Competition still fierce, but some positive signs of less price erosion
- Ramipril launch a big success, where prices remained stable
- Paroxetine another good contributor
- Growth driven by Ramipril and Paroxitine



EUR million 12M
25
20
15
10
5
0
+88.6%
12M 2003
12M 2004

Third-Party - Austria

- Sales to Austria dispersed to many other markets worldwide
- Customer base widened with new local customers
- Citalopram strongest contributor, followed by Lisinopril HCT
- Decreasing sales due to considerably lower sales of Citalopram



EUR million
12M
35
30
25
20
15
10
5
0
-60.5%
12M 2003
12M 2004

Third-Party sales Top 10 products 2004

- Total EUR151.6 million



EUR Million
30
20
10
0
Citalopram
Ramipril Caps
Ramipril Tablets
Ramipril HCT
Paroxetine
Ciprofloxacin
Lisinopril
Lisinopril HCT
Enalapril
Mirtazapine

Top 10 products account for 86% of finished products Third-Party sales

Outlook

- Q1 expected to have the lowest sales of the quarters in 2005, significantly lower than in 2004
- Key customers reducing stock levels. Increased competition and price pressure, good order book in Q1 resulting in stronger performance in Q2
- Main new product launches expected from May until end of the year
- Q2/Q3 2005 expected to be stronger
- Broader portfolio, new clients, new markets
- UK and French expected to be more important
- 14 new product launches expected in 2005



Operating performance
Summary

Operating Performance

EUR million



Revenues
500
400
300
200
100
0
+ 43.0%
+ 42.9%
4Q 2003
4Q 2004
12M 2003
12M 2004
EBITDA
120
100
80
60
40
20
0
+ 31.0%
+ 36.5%
4Q 2003
4Q 2004
12M 2003
12M 2004
EBIT
100
80
60
40
20
0
- 18.2%
+ 70.9%
4Q 2003
4Q 2004
12M 2003
12M 2004
Net profit
60
50
40
30
20
10
0
- 15.4%
+ 54.6%
4Q 2003
4Q 2004
12M 2003
12M 2004



actavis
Research & development

Product portfolio expansion

Development	Alliances	In-licensing
Generic Development	Acquisitions	
API Development	Co-Development	



- Develop intellectual property both for EU and US
  - Synergies in development
- Expanded portfolio through acquisitions
- In-licensing of compounds to fill pipeline gaps

Research & development

New registrations

- 16 new applications for the EU market for newly developed products
- 24 new product registrations ongoing, at year end
- Total volume of registration applications in 2004 around 1,000
- 75 products in the development pipeline, at year end, including 45 for EU and US market

ANDA filings

- Two new applications for the US market were completed.
- Approximately 8-10 other ANDA targets identified and expected to be filed in 2005

In-licensing

- Actavis aims to in-license products needed for Group markets
- Number of products expected to be in-licensed for US an EU in 2005

Marketing Authorisations Applications

- The company received a total of 11 first marketing authorisation applications in 2004, including one in the fourth quarter.

*ANDA Abbreviated new drug application

Strong development focus key driver

- Total R&D investments in 2004 13.1 million, all capitalized, 2.9% of total revenues
- Development cost expected to increase significantly in 2005, more focus on new products for US market and stronger pipeline




actavis
Strategy for growth

Global strategy


Actavis strategy
US-Europe-India
Developed generics markets
Emerging generics markets: S-EU
Low cost base source markets: CEE
Low cost base source markets: India

India
Key competitive advantage

Cost efficiency is the key to improved margins

India strategy

- R&D center and purchasing office in place
  - Developing and compiling own DMF 's and ANDAs in India with Indian scientists
- Recent acquisition of Lotus laboratories
  - Significantly lowering cost of bio-studies, currently being outsourced
  - Up to 50% of development cost for bio-studies expected to be saved in the medium term
- Manufacturing agreement with Emcure on four new generic products for the US market
  - Securing high volume FDA approved facility
- Actavis will continue to look for further opportunities in India to support further growth


FY 2004 cost split

Actavis well positioned

Positioning

- Well positioned in key markets
  - Germany, Bulgaria, Turkey, Serbia & Russia
- Strong platform in Poland to register Group products
- Strategic importance of India, providing low cost base and expertise (Lotus labs and Emcure)
- Well diversified portfolio and valuable pipeline to support further growth
- Further preparation for entering the US market and strategic acquisitions/collaborations in India

Financials

- Strong growth - above industry average
- Good margins and profits
- Strong contribution from latest acquisitions in Turkey and Serbia
- Continued focus on strategic acquisitions opportunities in Central Europe and the US


actavis
creating value in pharmaceuticals
Questions!

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

4.3.2005 16:02:59

Actavis Group - Annual General Meeting on 31 March 2005

News categories: Shareholder meetings

Print

The Board of Actavis Group hf. ("ACT") ('Actavis'), the international generic pharmaceutical company, will hold its annual general meeting for the year 2004 on Thursday, March 31 at Listasafn Islands, Frikirkjuvegur, Reykjavik at 17:00 hours GMT. Ballots and other documents of the meeting will be available at the place of the meeting at its commencement. The date has been changed from previous announcement.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

RECEIVED
2006 FEB 15 P 3:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Actavis Group - Announcement

21.3.2005 14:05:19

News categories: Shareholder meetings

Print

The Board of Actavis Group hf. ("ACT") ('Actavis'), the international generic pharmaceutical company, will hold its annual general meeting for the year 2004 on Thursday, March 31 at Grand Hotel, Sigtuni 38, Reykjavik at 17:00 hours GMT and not a Listasafn Islands which was previously been announced. Ballots and other documents of the meeting will be available at the place of the meeting at its commencement.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Market making agreement with Íslandsbanki hf.

21.3.2005 16:13:21

News categories: Corporate news

Print

Actavis Group hf. has entered an agreement from April 1 2005 with Íslandsbanki hf. on market making for issued shares on Iceland Stock Exchange in Actavis Group hf. The purpose of the agreement is to strengthen liquidity of the shares of the company on the Iceland Stock Exchange.

Íslandsbanki hf. undertakes to submit daily bids and asks for shares in Actavis Group hf. (ACT). Íslandsbanki hf. shall submit daily bids and asks to the Iceland Stock Exchange for a minimum of 300,000 shares at a price determined by Íslandsbanki hf. The maximum bid/ask spread may not exceed 1.5% amd the difference from the last price paid may not exceed 3% unless Actavis Group hf. issues news to the market with major impact on price development. Íslandsbanki hf. is obliged to provide liquidity for up to market price ISK 200,000,000.

As this agreement takes effect a market making agreeement with KB bank hf will no longer be in effect.

[redacted]

Actavis acquires Pharma Avalanche

22.3.2005 13:35:20

News categories: Corporate news

Print

Actavis Group (ACT), the international generic pharmaceutical company, today announces that it has acquired the Czech generic pharmaceutical company Pharma Avalanche. Financial details were not disclosed.

Headquartered in Prague, Pharma Avalanche was established in 2000 and currently employs 30 people. Its primary focus is on the marketing and sale of generic pharmaceuticals on the Czech and Slovak Republic markets.

The acquisition is not expected to have any material effect on Actavis' financial results.

Commenting on the acquisition, Sigurdur Oli Olafsson Chief Executive of Corporate Development said: "This acquisition is in line with our strategy to extend Actavis' presence in central Europe. It provides us with a direct sales and marketing presence on the Czech and Slovak Republic markets. This also gives us a good platform from which to register and launch Actavis products in these markets."

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425
hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Agreement to Acgurie Lotus Laboratories

News categories: Corporate news

Actavis Group (ACT) today announces the finalisation of the agreement for acquisition of Lotus in India

On the 8 February 2005, Actavis Group announced the conditional agreement to acquire Lotus Laboratories ("Lotus"), the Indian Contract Research Organisation (CRO) company, for a cash consideration of around EUR20 million. The acquisition was subject to satisfactory due diligence and finalisation of share purchase agreement. These conditions have now been met and the final agreement for the acquisition has been signed.

For further information, contact:
Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425
hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Chief Executive of Finance to step down

23.3.2005 15:41:16

News categories: Corporate news

Print

Actavis Group announces today that Agust H. Leosson, Chief Executive of Finance, will step down as of 1 April 2005.

A search for his successor has commenced and an appointment will be made as soon as possible. While the search for a Chief Executive of Finance continues, Matthias H. Johannessen, (M.Sc.) has been hired to fill the supporting role of Finance Director of Actavis Group . Matthias has extensive experience in finance and has worked with KB Bank and HSH Nordbank in Copenhagen.

Robert Wessman, President and CEO of Actavis, said:

"Agust has done a tremendous job during his time at Actavis and on behalf of the Executive Board I would like to thank him for his contribution."

For further information please contact:
Halldor Kristmannsson
Corporate Communications, tel.: +354 535 2300 and +354 840 3425

ACTAVIS GROUP HF.

MATERIALS ACCOMPANYING APPLICATION BY ACTAVIS GROUP HF. FOR THE RULE 12G3-2(B) EXEMPTION

February 13, 2006

RECEIVED
2006 FEB 15 P 3:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CONFIDENTIAL

Volume 2 of 5

Dewey Ballantine LLP
New York

1301 Avenue of the Americas
New York, New York 10019
Telephone: 212-259-8000
Facsimile: 212-259-6333

Number	Date of Document	Name of Document
1.	2/8/05	Actavis Expands in India via Acquisition and Strategic Collaboration
2.	2/8/05	Actavis Group - Analyst Meeting on 22 February 2005
3.	2/10/05	Actavis Group - Will Publish its results for 4Q on 21 February
4.	2/21/05	Actavis Group hf. - Consolidated financial statements for the year ended 31 December 2004 Euro
5.	2/23/05	Actavis Group - Insider Trading
6.	2/25/05	Actavis sells manufacturing plant in Bulgaria News categories: Corporate news
7.	2/28/05	Actavis Group - Presentation of Annual Results 2004
8.	2/28/05	Actavis Group - Annual Results 2004 News categories: Corporate results
9.	2/28/05	Actavis Group - Presentation of Annual Results 2004 News categories: Corporate results
10.	3/4/05	Actavis Group - Annual General Meeting on 31 March 2005 News categories: Shareholder meetings
11.	3/21/05	Actavis Group - Announcement News categories: Shareholder meetings
12.	3/21/05	Actavis Group - Market making agreement with Íslandsbanki hf. News categories: Corporate news
13.	3/22/05	Actavis acquires Pharma Avalanche News categories: Corporate news
14.	3/23/05	Actavis Group - Agreement to Acgurie Lotus Laboratories News categories: Corporate news
15.	3/23/05	Actavis Group - Chief Executive of Finance to step down News categories: Corporate news
16.	3/24/05	Actavis Group - Proposals for Annual Meeting 31 March 2005 News categories: Shareholder meetings
17.	3/30/05	Actavis Group - Annual Report 2004 News categories: Corporate results
18.	3/30/05	Actavis Group - Dividend payment News categories: Corporate news
19.	3/31/05	Agenda of the annual general meeting of Actavis Group hf. 31 March 2005 News categories: Shareholder meetings
20.	4/1/05	Actavis Group - Results of Annual Meeting 31 March 2005 News categories: Shareholder meetings
21.	5/13/05	Actavis Group, Matching Halted, News Pending News categories: Exchange reactions
22.	5/13/05	Actavis Group - Comment on share price News categories: Corporate news
23.	5/13/05	Actavis Group hf. moved to Observation List News categories: Exchange reactions
24.	5/20/05	Actavis to acquire US generics company Amide

		News categories: Corporate news
25.	5/20/05	Actavis Group moved from Observation List News categories: Exchange reactions
26.	5/20/05	Actavis Group - Announcement News categories: Corporate news
27.	5/23/05	Actavis Group - 1Q Results and Analyst Meeting on 26 May 2005 News categories: Corporate results
28.	5/26/05	Actavis Group - Implementation of IFRS and effect on financial reporting News categories: Corporate news
29.	5/26/05	Actavis Group - 1Q Results News categories: Corporate results
30.	5/26/05	Actavis Group - Implementation of IFRS and effect on financial reporting News categories: Corporate news
31.	5/27/05	Actavis Group - Presentation of 1Q Results News categories: Corporate results
32.	6/1/05	Actavis Group - Reported Insider Trading News categories: Insider trading
33.	6/3/05	Actavis Group hf. - Share Offering - Pre-emptive rights News categories: Corporate news
34.	6/3/05	Actavis Group - Insider Trading News categories: Insider trading
35.	6/7/05	Actavis Group - Share Offering News categories: Corporate news
36.	6/7/05	Actavis Group - Notification of issuer holding News categories: Trading in own shares
37.	6/8/05	Actavis Group - Share options for key managers News categories: Corporate news
38.	6/8/05	Actavis Group - Market Making Agreement with Landsbanki Íslands News categories: Corporate news
39.	6/13/05	Actavis Group - Prospectus News categories: Prospectuses
40.	6/15/05	Actavis Group hf. - Insider Trading News categories: Insider trading
41.	6/15/05	Actavis Group hf. - Insider Trading News categories: Insider trading
42.	6/24/05	Actavis Group closes a successful rights issue News categories: Corporate news
43.	6/24/05	Actavis Group - Announcement News categories: Insider trading
44.	6/28/05	Actavis Group hf. - Insider Trading News categories: Insider trading
45.	7/1/05	Actavis Group - Insider Trading News categories: Insider trading
46.	7/4/05	Actavis Group - New Shares Listed News categories: Listings / Delistings
47.	7/6/05	Actavis Group - Notification of issuer holdings

		News categories: Trading in own shares
48.	7/22/05	Actavis sells manufacturing plant in Bulgaria News categories: Corporate news
49.	7/25/05	Actavis Group EUR 600,000,000 Senior Credit Facility News categories: Corporate news
50.	7/28/05	Actavis completes acquisition of US generics company Amide News categories: Corporate news
51.	8/10/05	Actavis Group - 2Q Results 2005 News categories: Corporate results
52.	8/10/05	Mark Keatley appointed as Actavis Group's Chief Executive of Finance News categories: Corporate news
53.	8/10/05	Actavis Group - Presentation of 2Q Results 2005 News categories: Corporate results
54.	8/10/05	Actavis Group, Insider Trading News categories: Insider trading
55.	8/11/05	Actavis Group - Insider Trading News categories: Insider trading
56.	8/19/05	Actavis Group - Notification of issuer holdings News categories: Trading in own shares
57.	8/30/05	Actavis Group - Announcement News categories: Corporate news
58.	9/9/05	Actavis acquires Higia in Bulgaria News categories: Corporate news
59.	9/19/05	Actavis Group - Major Holdings News categories: Major holdings
60.	9/30/05	Actavis acquires Kéri Pharma Generics News categories: Corporate news
61.	10/11/05	Svafa Gronfeldt appointed Deputy to the CEO of Actavis Group News categories: Corporate news
62.	10/17/05	Actavis Group, Matching Halted, News Pending News categories: Exchange reactions
63.	10/17/05	Actavis Group - In final discussions with third party News categories: Corporate news
64.	10/17/05	Shares of Actavis Group moved to Observation List News categories: Exchange reactions
65.	10/17/05	Actavis to acquire Alpharma's Human Generics business News categories: Corporate news
66.	10/17/05	Actavis Group - Shares moved from Observation List News categories: Exchange reactions
67.	10/17/05	Actavis Group - Analyst Meeting News categories: Corporate news
68.	11/8/05	Actavis Group - Will publish its results for 3Q on 14 November News categories: Corporate results
69.	11/14/05	Announcement of Actavis Group financial results News categories: Corporate results

70.	11/15/05	Actavis Group - 9 Months Results News categories: Corporate results
71.	11/15/05	Actavis Group - Presentation of 3Q Results 2005 News categories:
72.	11/16/05	Actavis Group - Insider Trading News categories: Insider trading
73.	11/21/05	Actavis Group - Insider Trading News categories: Insider trading
74.	11/24/05	Actavis Group - Announcement of shareholders' meeting on 2 December 2005 News categories: Shareholder meetings
75.	11/24/05	Actavis Group - Share options exercised and new shares issued News categories: Insider trading Corporate news
76.	12/5/05	Actavis Group - Results of Shareholders Meeting 2 December 2005 News categories: Shareholder meetings
77.	12/5/05	Actavis Completes its Acquisition of Higia ad in Bulgaria News categories: Corporate news
78.	12/7/05	Actavis Group - Share increase News categories: Corporate news
79.	12/8/05	Actavis Group - Increase in Share Capital News categories: Listings / Delistings
80.	12/20/05	Actavis Completes Acquisition of Alpharma's Human Generics Business News categories: Corporate news
81.	12/20/05	Actavis Group - Made changes to its Organisational Structure News categories: Corporate news
82.	1/9/06	Actavis Chief Executive Increases Shareholding
83.	1/12/06	Actavis successfully completes syndication of $1.3 billion acquisition facility
84.	1/20/06	Actavis Group - Increases Share Capital
85.	1/23/06	Actavis acquires remaining stake in Turkish pharmaceutical company Fako

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Proposals for Annual Meeting 31 March 2005

24.3.2005 15:45:42

News categories: Shareholder meetings
Aðalfundur Actvis Group.pdf

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Stock option plan
The AGM of Actavis Group hf agrees to authorise the Board to implement a stock option plan for it's employees for up to nominal value ISK50,000,000 (fifty million). The Board shall decide on the details of the plan.

Authorisation for issuance of new shares
The Board is authorised to issue new shares for up to nominal value ISK450,000,000 (four hundred and fifty million). This authorisation expires 31 March 2010. These shares shall be in the same class as other shares in the company. The rights attached to the shares can be exercised on the day of the share issue. The Board shall decide whether the contribution for the shares can be other than cash. If the authorisation is used to satisfy duties according to a stock option plan for its employees or payment for acquistition of shares or assets in companies and license agreements, the Board can decide not to give the shareholders of the company their right of first refusal to subscribe to the new issue.

Proposal for an authorisation to purchase own shares
The general meeting of Actavis Grouphf., convened on 31 March 2005, passes a motion to the effect that the company's board of directors is authorised, on behalf of the company, to purchase shares in the company, up to the maximum of 10% of share capital, at a purchasing price which is restricted to +/-5% of the registered sales exchange value of shares on the day of purchase. This authorisation remains valid for 18 months from the day it is passed.

Payment of dividend
The company's Board of Directors proposes a payment of 10% dividend on the nominal value of capital stock to stockholders in the year 2004 which corresponds to 5.1% of net profit.

Election of Members of the Board. Proposal
A proposal for the company's Board of Directors. The proposal is presented by the retiring Board. The proposed directors are Andri Sveinsson, Björgólfur Thor Björgólfsson, Karl Wernersson, Magnús Þorsteinsson and Sindri Sindrason.

Decision on fees to Members of the Board of Directors
Each Member of the Board of Directors shall receive ISK100,000 (one hundred thousand) per month. The Chairman of the Board shall receive double amount.

Election of Auditors. Proposal

KPMG/Alexander Eðvarðsson chartered accountant

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Divided payment

30.3.2005 14:14:46

News categories: Corporate news

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Dividend payment will be made on 7 April 2005.
Shareholders at end of 31 March 2005 are entitled to the dividend payment.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Agenda of the annual general meeting of Actavis Group hf. 31 March 2005

31.3.20
12:33:

News categories: Shareholder meetings

Pri

1) Report by Board of Directors for the Group and its subsidiaries for the last fiscal year presented.
2) Income statement and balance sheet for the Group and its subsidiaries for the last fiscal with auditors report put forward for confirmation.
3) A proposal to authorise the Board of Directors to issue new share capital.
4) A proposal to authorise the Board of Directors to establish an employee stock option plan.
5) Election of the Board of Directors according to article 5.01.
6) Election of Auditors according to article 7.02.
7) Remuneration of Board of Directors decided.
8) Decision of allocation of profit or loss of the Group or subsidiaries for the fiscal year.
9) Other matters.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Results of Annual Meeting 31 March 2005 1.4.2005 09:09:03

News categories: Shareholder meetings
Samþykktir Actavis Group.doc
Actavis Articles of Association.pdf

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Results of the Annual General Meeting on 31 March 2005
The proposals submitted at the Annual General Meeting of Actavis Group hf. on Thursday 31 March 2005 were approved unanimously.

1. The following proposal stock option plan was approved:
The AGM of Actavis Group hf. agrees to authorise the Board to implement a stock option plan for it's employees for up to a nominal value of ISK50,000,000 (fifty million). The Board shall decide on the details of the plan.

2. The following proposal of authorisation for issuance of new shares was approved:
The Board is authorised to issue new shares for up to nominal value ISK450,000,000 (four hundred and fifty million). This authorisation expires 31 March 2010. These shares shall be in the same class as other shares in the company. The rights attached to the shares can be exercised on the day of the share issue. The Board shall decide whether the contribution for the shares can be other than cash. If the authorisation is used to satisfy duties according to a stock option plan for its employees or payment for acquisition of shares or assets in companies and license agreements, the Board can decide not to give the shareholders of the company their right of first refusal to subscribe to the new issue.

3. The following proposal for an authorisation to purchase own shares was approved:
The Annual general meeting of Actavis Group hf., convened on 31 March 2005, passes a motion to the effect that the company's board of directors is authorised, on behalf of the company, to purchase shares in the company, up to the maximum of 10% of share capital, at a purchasing price which is restricted to +/-5% of the registered sales exchange value of shares on the day of purchase. This authorisation remains valid for 18 months from the day it is passed.

4. The following proposal of payment of dividend was approved:
The company's Board of Directors proposes a payment of 10% dividend on the nominal value of capital stock to stockholders in the year 2004 which corresponds to 5.1% of net profit.

5. The meeting elected the following Members of the Board:
Björgólfur Thor Björgólfsson - Chairman
Andri Sveinsson
Karl Wernersson
Magnús Þorsteinsson
Sindri Sindrason

6. The following proposal on remuneration of the Board of Directors was approved:
Each Member of the Board of Directors shall receive ISK100,000 (one hundred thousand) per month. The Chairman of the Board shall receive double amount.

7. The following proposal regarding election of an auditor was approved:
KPMG/Alexander Eðvarðsson chartered accountant.
For further information please contact:
Halldor Kristmannsson
Corporate Communications, tel.: +354 535 2300 and +354 840 3425

Articles of Association of the Company following amendments made at the Annual General Meeting on 31 March 2005

ARTICLES OF ASSOCIATION
for the Company ACTAVIS GROUP hf..

1. <u>Company Name</u>

1.01. The Com[illegible] y. The name of the Company is Actavis Group hf..

1.02. The domici[illegible] ıpany is at **Reykjavíkurvegur 76-78, Hafnarfjörð**

1.03. The object [illegible] is the importation, production and wholesale of pharmaceutica[illegible], [illegible]osmetics, nursing supplies and related goods. Moreover, real estate management, management of subsidiaries, laboratory operation and related services, and trade in securities and other business operation as the Board of the Company may decide.

2. <u>The Share Capital of the Company</u>

2.01 The share capital of the Company is **ISK 2,993,780,301.00 – Two thousand nine hundred and ninety-three million, seven hundred and eighty thousand, three hundred and one Icelandic krónur** - divided into as many shares of one ISK each. Only a shareholders' meeting can decide to increase the share capital of the Company. Shareholders shall have pre-emptive subscription rights to any new shares in their own classes pro rata to their registered shareholdings; in other respects the issue of such shares shall be conducted as provided for by rules laid down by the Board of Directors of the Company pursuant to a decision of a shareholders' meeting, in compliance with Article 33 of Act No. 2/1995 on limited liability companies.

The board may increase the company's share capital by a nominal value of ISK 450,000,000 (four hundred and fifty million Icelandic krónur). This authorisation is to remain valid until 31 March 2010. These shares are to be in the same class as other shares in the company, and shall confer rights as from the date of registration of the share capital increase. The board may decide that payment for the shares may be made in a form other than cash. If the board's authorisation is used to meet the terms of stock option agreements that have been made with employees, or as a payment connected with the acquisition of companies, product licences or operations, then shareholders shall not have priority right to subscribe to the share capital increase.

2.02 The share certificates of the Company shall be issued electronically in a securities depository pursuant to Act No. 13/1997 on the electronic registration of securities. All previously issued share certificates of the Company are void.
For the Company, a transcript from a securities depository shall be regarded as full proof of title to shares in the Company. Dividends at any time, as well as all notices, shall be sent to the party registered at any time as the owner of the shares in question at the securities depository. The Company assumes no responsibility for payments or notices being lost owing to failure to notify the Company of changes of address.

2.03. Each shareholder shall inform the Board of Directors of his address, and any notices concerning Company affairs may be sent to that address. A shareholder who fails to inform of such address shall not be entitled to receive any notifications which the

Board may decide to send to shareholders personally, unless the Board has knowledge of the address in question, nor shall he be entitled to have dividends sent him.

Dividends, however, may be collected at the office of the Company within three years from the time that they first became payable; failing this, the dividend in question shall revert to the Company.

2.04. Each shareholder is under obligation, without specific commitment, to abide by the Articles of Association of the Company in their current form or as lawfully amended at any time.

Shareholders shall not be liable for the commitments of the Company beyond their share in the Company. This provision can not be amended or deleted by any resolution of any shareholders' meeting.

3. **Organisational Structure**

3.01. The Company shall be governed by:

a) Shareholders' Meetings.
b) The Board of Directors of the Company.
c) The Chief Executive Officer and Managing Directors, if appointed.

4. **Shareholders' Meetings**

4.01. The supreme authority in all the affairs of the Company, within the limits established by its Articles of Association and statutory law, is in the hands of lawful shareholders' meetings. A shareholder may authorise a proxy to attend meetings on his behalf. The proxy shall submit a written and dated letter of proxy.

A letter of proxy shall never by valid for more than 5 years from its date.

4.02. The Annual General Meeting shall be held before the end of March each year. The meeting shall be held in Hafnarfjörður or in Reykjavík or in another location decided by the Board of Directors of the Company at any time.

The Annual General Meeting shall be called by a notice in daily newspapers or other verifiable manner. The notice of the meeting shall state the business of the meeting. If the agenda includes a motion to amend the Articles of the Company, the substance of the motion shall be included in the notice of the meeting. The meeting shall be called with at least one week's notice. An Annual General Meeting is valid if it has been lawfully convened. Shareholders shall have ready access to the Company's register of shareholders during the weeks preceding the Annual General Meeting, either in the Company's office or another convenient location and at other times by arrangement with the Company Directors.

4.03. Shareholders' meetings shall be convened at the discretion of the Board of Directors, by a resolution of a meeting, or if the elected auditors or shareholders holding a minimum of 1/10 of the shares of the Company request a meeting by a written notice stating the business of the meeting. The Board of Directors shall notify shareholders of the business on the agenda in the notice of the meeting. Such extraordinary meetings, like other shareholders' meetings, shall be convened in the same manner as the Annual General Meetings, with one week's notice.

Once a legitimate request for a meeting has emerged, the Board of Directors shall call a meeting no later than two weeks following the receipt of the request. If the Board of Directors of the Company has not convened a meeting within that time, a request may be submitted to the Minister [of Commerce] to convene the meeting. Each shareholder shall be entitled to have a specified item of business included on the agenda of a shareholders' meeting, provided that such shareholder submits a written request to this effect to the Board of Directors of the Company with sufficient advance notice for the item to be included on the agenda.

The Board of Directors of the Company shall call a shareholders' meeting within six months if the equity pursuant to the books of the Company falls below half of the listed share capital. At the meeting, the Board of Directors shall explain the financial situation of the Company and, if necessary, submit proposals for any required measures, including the dissolution of the Company.

4.04. The Agenda of the Annual General Meeting shall address the following items of business:

1) The report of the Board of Directors on the activities of the Company and its subsidiaries during the preceding year of operation.

2) The profit and loss statement and balance sheet of the Company and its subsidiaries for the preceding year of operation, together with the comments of the Company Auditors, submitted for confirmation.

3) Election to the Board of Directors, pursuant to Section 5.01.

4) Election of an Auditor, pursuant to Section 7.02.

5) Decision on remuneration to the members of the Board of Directors.

6) Decision on the disposal of the profit or loss of the Company and its subsidiaries.

7) Any other business.

In the event that shareholders controlling at least 1/3 of the shares so request in writing at the Annual General Meeting, decisions on items 2 and 6 shall be postponed to an adjourned Annual General Meeting, which shall be held at the earliest one

month and at the latest two months later. Requests for further postponement are not permitted.

4.05. The meeting shall elect a chairman, who shall appoint a secretary for the meeting subject to the approval of the meeting. When the meeting has been called to order, a list shall be drawn up of the shareholders present and their proxies in order to ascertain how many shares and votes each of them controls. This list shall be used until such time as the shareholders' meeting decides to amend it.
The minutes of the meeting shall include decisions made at shareholders' meetings and the results of voting. A list of the shareholders present or their proxies shall be entered in the minutes or accompany them. The minutes shall be read aloud before the end of the meeting and comments recorded, if any. The Chairman and Secretary of the Meeting shall sign the minutes.

Fourteen days following the shareholders' meeting, at the latest, the shareholders shall have access to the minutes, or a certified transcript, at the Company Office. The minutes shall be preserved in a secure manner.

The Annual General Meeting may establish special rules of order for shareholders' meetings.

4.06. At shareholders' meetings, each share of one króna shall carry one vote.

Decisions at shareholders' meetings shall be taken by majority vote, unless otherwise provided in the Company Articles or statutory law. In the event of an equality of votes, a motion shall be regarded as rejected. In the event of an equality of votes between two or more candidates for a post in the Company, voting shall be repeated, but if a final conclusion is still not obtained, the issue shall be decided by lot.

The following amendments to the Articles of Association require the approval of all shareholders to take effect:

1) To curtail the right of shareholders to payment of dividends or to other allocations from the Company, for the benefit of parties other than shareholders.

2) To increase the obligations of shareholders to the Company.

3) To limit the right of shareholders to dispose of their shares or to compel them to endure redemption of their shares, except in the case of the dissolution of the Company.

A decision amending the Company's Articles which curtails the rights of shareholders to dividends or other payment from the Company, without the application of Item 1 of Paragraph 1 above[sic.], shall be valid only if approved by shareholders representing more than nine tenths of the share capital represented at a shareholders' meeting.

A decision to amend the Articles of Association of the Company which results in an alteration of the legal relations among shareholders shall be valid only if approved by the shareholders whose rights are curtailed.

4.07. A shareholder may appoint a proxy to attend a shareholders' meeting on his behalf and exercise his right to vote. A shareholder may attend a meeting accompanied by an advisor.

Only shareholders are entitled to attend shareholders' meetings, together with the Company Auditor, Chief Executive Officer and Managing Directors, irrespective of whether they are shareholders or not. However, the Board of Directors may invite experts to attend individual meetings for the purpose of obtaining their opinion or assistance.

5. **<u>The Board of Directors of the Company</u>**

5.01. Each year, the Annual General Meeting shall elect five Members to the Board of Directors of the Company. The eligibility of Members of the Board shall be subject to statutory law.

Elections to the Board shall always be by ballot if the number of nominations exceeds the number of Members to be elected.

If shareholders holding at least 1/5 of the shares so request, the Members of the Board shall be elected by proportional or multiple voting. Requests to this effect shall be delivered to the Board of Directors at least five days prior to the meeting.
In the event of an equality of votes after a repeat of the poll, the outcome shall be decided by lot.

The Board of Directors shall establish rules of procedure setting out further details concerning the conduct of its duties.

5.02. The Board of Directors shall elect a Chairman from their own ranks.

The Chairman shall convene meetings of the Board and preside at Board meetings. Meetings shall be held at the discretion of the Chairman. The Chairman shall also call a meeting of the Board if requested by one Member of the Board or the Chief Executive Officer. Meetings of the Board of Directors are valid only if attended by at least three members of the Board. Issues shall be decided by majority vote, unless otherwise provided in these Articles of Association or other lawful instructions.

Members of the Board shall keep minutes of proceedings at Meetings of the Board and confirm such minutes with their signatures.

5.03. The Board of Directors shall constitute the supreme authority of the Company between shareholders' meetings. The principal duties of the Board of Directors are the following:

1) To appoint a Chief Executive Officer and decide on his salary and the terms of his employment, establish his terms of reference and grant him powers of procuration.

2) To maintain constant and detailed supervision of all the operations of the Company, ensure that the organisation and activities of the Company are always in good and proper order. In particular, the Board of Directors shall ensure adequate supervision of the accounts of the Company and the disposal of its assets.

3) To represent the Company before the courts and government authorities.

4) To attend to any other business as necessary at any time.

5.04. Members of the Board shall have access to all books and documents of the Company.

5.05. The Board of Directors is empowered to enter the Company into commitments, and in this respect the signature of three Board members shall be sufficient, including for the pledging of assets.

6. Chief Executive Officer and Managing Directors

6.01. The Chief Executive Officer of the Company is responsible for the day-to-day operation of the Company pursuant to the rules established by the Board of Directors, or in accordance with these Articles. Day-to-day operation does not include measures which are unusual or extraordinary. The CEO shall ensure that the accounts and finances of the Company conform to statutory law and accepted practices and that the disposal of the property of the Company is secure.

The CEO is authorised, subject to the approval of the Board of Directors, to appoint a Managing Director, one or more, to manage the day-to-day management of individual units of operation of the Company. Such Managing Directors shall be issued with terms of reference.

6.02. The CEO of the Company is under obligation to observe all instructions of the Board of Directors. The CEO is required to provide any information that may be requested by the Board of Directors or Auditors of the Company.

A CEO may be engaged from among the members of the Board, with the exception of the Chairman.

7. Accounts and Auditing

7.01. The accounting year of the Company shall be the calendar year. Preparation of the annual accounts shall be completed one and a half months prior to each Annual

General Meeting, at the latest, and the accounts delivered to the Auditor for a detailed audit.

7.02. Each Annual General Meeting shall elect an auditor or an auditing firm. Auditors may not, however, serve as members of the Board of Directors of the Company, as Chief Executive Officer or work in their service.

The Auditor shall examine all the books and accounts of the Company, and have access to all records or documents of the Company at any time.

The Auditor shall have completed the auditing of the annual accounts no later than two weeks before the Annual General Meeting, at which time he shall deliver the audited annual accounts, including the Auditor's report, to the Board of Directors. An audit record shall be kept as required by Article 89 of Act No. 32/1978.

The Report of the Board of Directors shall accompany the annual accounts.

7.03. Preparation of the annual accounts shall be governed by the provisions of Act No. 144/1994 on annual accounts.

8. **Own shares of the Company**

8.01. The Company may own up to 10% - ten per cent - of its own shares. However, the Board of Directors shall endeavour to dispose in a sound manner of the shares which it was regarded as reasonable for the Company to acquire in itself. Moreover, shares held by the Company in itself are unacceptable as security for loans extended to shareholders. No voting rights may be exercised in respect of shares owned by the Company in itself, and such shares shall be disregarded when determining the number of votes in the Company.

9. **Amendments to the Articles of Association of the Company**

9.01. The Articles of Association of the Company may be amended at lawfully convened Annual General Meetings, provided that the notice of the meeting clearly indicates that such amendments are scheduled and outlines the main substance of the amendments. An amendment will take effect only if approved by at least 2/3 of the cast votes, and the consent of shareholders controlling at least 2/3 of the shares in the Company represented in the meeting is required.

9.02. However, the terms of these Articles regarding voting rights of shareholders and equality among them cannot be amended except with the consent of 9/10 – nine tenths – of all votes, cf. Paragraph 2 of Article 94 of Act No. 2/1995 on Limited Liability Companies.

10. **Dissolution of the Company**

10.1. Motions on the dissolution and liquidation of the Company shall be subject to the same rules as amendments to these Articles. The votes of shareholders controlling at least 2/3 of the total shares in the Company are required to dissolve the Company. A shareholders' meeting that has made a valid decision to dissolve or liquidate the Company shall also decide on the disposal of assets and the payment of debts, cf. Article 10 of Act No 2/1995.

11. **Further Provisions**

11.01. Where these Articles of Association provide no directions, the provisions of Act No. 2/1995 on Limited Liability Companies shall apply.

So amended and approved at the Annual General Meeting of the Company on 31 March 2005.

For the Board of Actavis Group hf.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group, Matching Halted, News Pending 13.5.2005 11:17:32

News categories: Exchange reactions

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Actavis Group hf. (Pharmaceutical company), symbol ACT, matching halted, news pending.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Comment on share price movement 13.5.2005 12:40:34

News categories: Corporate news Print

Actavis Group hf ("Actavis") notes the recent rise in its share price. Actavis regularly evaluates acquisition opportunities in the ordinary course of its business. Consistent with this, Actavis confirms that it is in advanced discussions with a third party which may or may not lead to a transaction.

Other than for the movement in the share price, the status of such discussions would not have been announced under normal circumstances.

Corporate communication contact:

Halldór Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group hf. moved to Observation List 13.5.2005 12:46:09

News categories: Exchange reactions Print

ICEX believes it likely that inequality of information may exist or may come to exist among investors in relation to Actavis Group's discussions with a third party regarding an acquisition of another company. ICEX wants to draw attention to this possibility and has therefore decided to transfer Actavis's shares to the Observation List. At this stage ICEX considers it not to be in the best interest of investors to halt trading in the company's shares for a longer period of time and therefore trading with the shares will start again at 12:51

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis to acquire US generics company Amide 20.5.2005 09:12:41

News categories: Corporate news Print

Strategic milestone achieved as Actavis enters the US market

Reykjavik, Iceland, 20 May 2005 - Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, and Amide Pharmaceutical, Inc., a privately owned US generic pharmaceuticals company, announce today that Actavis has reached an agreement to acquire Amide for an initial gross consideration of US$500 million in cash with up to an additional US$100 million payable over two years subject to performance. Upon closing the acquired company is expected to have a cash balance of approximately US$40 million. The deal brings together two premier generics companies with complementary strengths in Europe and the US and represents a significant milestone in Actavis' plans to become one of the leading global companies within the sector.

Strategic rationale
The combination of Actavis' brand and product development strength and geographic coverage in Europe with Amide's strategically important foothold in the US market is expected to generate significant opportunities to drive revenue growth, margin enhancement and create further value for the enlarged Group.

Key benefits of the transaction include:

- Actavis will achieve a strong presence in the US generic pharmaceuticals market, which would represent 18% of combined 2004 sales on a pro forma basis
- The acquisition provides Actavis with a platform from which to launch future products into the US, the world's largest generic pharmaceuticals market
- The enlarged group will benefit from products that have been identified in Amide's portfolio that can be marketed in Actavis' existing markets
- Actavis will gain access to Amide's best in-class product development and regulatory capabilities in the US as well as its broad experience in marketing and distribution
- Actavis will acquire increased production capacity through Amide's US Food and Drug Administration ("FDA") approved manufacturing facilities and new plant, expected to be completed in 2006
- The enlarged Group will have one of the broadest portfolios in the generics sector with over 500 products on the market and minimal overlap between the respective products
- The enlarged Group has 136 products in its in-house development and is expected to file at least 15 Abbreviated New Drug Applications ("ANDAs") in 2005
- Actavis expects the acquisition to be 45%-50% accretive to profit before tax and 30%-35% earnings per share in the first full year following completion

Amide
Founded in 1983 in New Jersey, USA, Amide develops, manufactures and sells a broad range of solid-dose generic pharmaceutical products with a portfolio of 67 marketed products in tablet and capsule forms. The company also has a strong development pipeline of 30 products and 12 ANDAs pending approval with the FDA. Furthermore, Amide expects to have 10 new product approvals in 2005. Amide employs over 200 people and its primary New Jersey facility is currently capable of manufacturing 1.5 billion tablets and capsules per annum. Furthermore, a new plant is being built in New Jersey, which will increase manufacturing capacity to 6-8 billion tablets per annum. In the year ended 31 December 2004, Amide generated revenues of US$106.7 million, with earnings before interest, tax, depreciation and amortization ("EBITDA") of US$53.2 million. Profit before tax was US$52.5 million.

Management and Group structure
On completion, the operations of Actavis Inc. in the US will be combined with the activities of Amide in New Jersey. Agreement has been reached with key members of Amide's senior management to remain with the

Group, with Amide President Mr Divya C Patel becoming a member of the Actavis Executive Board. A new divisional structure within Actavis will be put in place on completion of the acquisition. Actavis' business in North America (including Amide) will form the North America Division. The divisions known as "Own-Brand" and "Third-Party Sales" will become the International Division and Third-Party Global Sales respectively.

Financing

The initial gross consideration is US$500 million in cash with up to an additional US$100 million payable over two years subject to performance. Upon closing the acquired company is expected to have a cash balance of approximately $40 million.

Actavis will partially finance the acquisition through a pre-emptive placing in Iceland of its own treasury shares (6.6%) and of newly issued shares to raise a total of EUR250 million in market value. The placing is fully underwritten by Islandsbanki hf. along with Landsbanki Islands hf. The balance of the consideration for the acquisition will be financed with a new 5-year syndicated credit facility of EUR500 million.

ABN AMRO and Bank of America will jointly arrange and underwrite the syndicated loan facility, which will partly be used to refinance Actavis' existing short- and long-term debt. It is envisaged that a third leading international bank will join the group of joint arrangers and underwriters early next week.

Financial effects of the acquisition

On a pro-forma basis, the enlarged Group would have had combined revenues of EUR537.6 million in the year ended 31 December 2004, EBITDA of EUR157.5 million and profit before tax of EUR120.8 million (see table below). Actavis expects the acquisition to be 45-50% accretive to profit before tax and 30%-35% accretive to earnings per share in the first full year.

EUR million	**2004 Actavis**	**2004 Amide**	**2004 Combined**
Revenue	451.7	85.9	**537.6**
Cost of sales	214.4	29.6	**244.0**
EBITDA	114.7	42.8	**157.5**
Profit before tax	78.5	42.3	**120.8**
Net profit	62,6	-*	**-***
Total assets	678.5	67.9	**746.4**

*Not applicable, Amide is incorporated as a S-corporation for tax purposes. Amide profits are taxed at the owner level as income tax.

The acquisition is subject to the regulatory approval of the US competition authorities. Completion of the acquisition is expected to take place early during the third quarter of 2005.

ABN AMRO Corporate Finance acted as sole financial adviser to Actavis in this transaction. Legal advisor to Actavis was Dewey Ballantine LLP. Banc of America Securities LLC acted as exclusive financial advisor to Amide in connection with the transaction.

Outlook

In addition to making strategic acquisitions to lead the consolidation of a still fragmented industry, Actavis is committed to driving further organic growth through innovative product launches, penetration of new markets and regulatory approvals of new generic pharmaceuticals.

The Group continues to make good progress in the current year. As previously announced to the market, the first quarter is expected to be the slowest period of the year with no new product launches and some of the larger customers having full inventory levels. Sales for the remainder of the year are expected to be stronger as new products are launched on the market.

Management expects single digit underlying growth in 2005 but strong EBITDA to sales margins of 26% or above for the full year. For 2006, strong underlying growth is expected with EBITDA to sales margins in excess of 27%.

Commenting on the acquisition, Mr Robert Wessman, President and CEO of Actavis, said:

"This transaction is a significant step in our strategy to build one of the world's leading generic pharmaceutical companies. Amide is a highly profitable company with a broad range of marketed products, a strong product pipeline and an excellent management team and workforce. It is well positioned in the key US market and will provide the critical mass for Actavis to enter the US with its own products. The transaction brings considerable product and marketing synergies and positions us well to take advantage of further opportunities in the rapidly expanding generic pharmaceuticals market."

Mr Divya C Patel, President of Amide, added:

"We are extremely enthusiastic about the mutual benefits to be gained from this transaction. There is an excellent strategic fit between the two companies and it provides Amide with the ability to leverage its market position as well as expand its product portfolio in the coming years. Furthermore, Actavis gains a significant

platform to extend its current product offerings into Amide's US distribution channels. We look forward to joining the Actavis Group."

Analyst conference call
A webcast conference call will be held today, 18 May 2005 at 13:30 GMT (14:30 UK, 09:30 EST), for analysts and investors. European analysts should dial in on +44(0)20 7365 1850 and US analysts should dial in on +1 718 354 1152. The password is Actavis. The webcast can be accessed through www.actavis.com.

Photographs
High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk .

About Actavis
The Actavis Group was founded in 1956. Actavis is an international pharmaceutical company, specialising in the development, manufacture and sale of high quality generic pharmaceuticals. The Group has also established itself as a reliable supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in 28 countries with around 7000 employees. In addition to development and manufacturing facilities in Bulgaria, Turkey, Malta, Iceland and Serbia, Actavis has an extensive worldwide sales network. The Group has built a strong market position in Europe and is constantly looking to establish itself in
new markets. The quality of its intellectual property has resulted in Actavis and its customers being first to market with generic products when patents expire.

Forward looking statements
This press release contains forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims and exposure to environmental liability.

For further information, please contact:

Actavis Group
Robert Wessman, President & CEO
(+354 535 2300)

Halldor Kristmannsson, Corporate Communications
(+354) 535-2300 / 840-3425
www.actavis.com

Financial Dynamics
London – David Yates/Julia Phillips/ Davina Langdale
(+44) 207 831 3113

New York – Charles Armitstead/ Matt Dallas/ Courtney Wen
(+1) 917 496 3840 or 212 850 5600

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group moved from Observation List 20.5.2005 09:46:04

News categories: Exchange reactions

Print

On May 13, Actavis Group hf. was moved to the Observation List due to the likelihood of inequality of information among investors in relation to the company's discussions with a third party regarding an acquisition of another company. As Actavis Group announced earlier today the acquisition of the US generics company Amide, ICEX has decided to move the company's shares from the Observation List.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Announcement 20.5.2005 11:32:52

News categories: Corporate news Print

Based on the authorisation granted by the annual general meeting of the Shareholders earlier this year, the board of Actavis Group hf. issued to day a stock option plan for the company for up to IKR 50.000.000 in nominal value of the company's shares. The plan is designed for limited numbers of the Group's top ranking management. The stock options will be granted at the average market price for Actavis shares for the last ten days prior to the decision. Information on distribution of options will be announced when the board has confirmed those who will be qualifying for the options.

[redacted]

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - 1Q Results and Analyst Meeting on 26 May 2005 23.5.2005 14:42:11

News categories: Corporate results Print

Actavis Group hf. will announce its results for the first quarter ended 31 March 2005, on the 26 May.

There will be an analyst meeting in Iceland, on 26 May at 16:30. A copy of the analyst presentation and other related material will be available at www.actavis.com following the meeting. Note that the date for the announcement has been changed.

About Actavis
Actavis Group is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of high quality generic pharmaceuticals. The Group has also established itself as a supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in 28 countries with around 7,000 employees. In addition to development and manufacturing facilities in Bulgaria, the US, Turkey, Malta, Iceland and Serbia, Actavis has an extensive sales network with strong presence both in Europe and the US. The Group has built a strong market position in Europe and is constantly looking to establish itself in new markets. Actavis intellectual property has resulted in Actavis and its customers being first to market with generic products when patents expire.

Subscribe to Actavis releases

http://www.actavis.com/Investors/subscribe.htm

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Implementation of IFRS and effect on financial reporting

26.5.2005
15:41:48

News categories: Corporate news
Áhrif innleiðingar IFRS.pdf
Implement of IFRS.pdf

Print

See attachment.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

RECEIVED
2006 FEB 15 P 3:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Actavis Group - 1Q Results

News categories: Corporate results
Actavis Group 03 2005.pdf

Print

Actavis reports net profits of EUR11.1 million for Q1 2005

Actavis Group hf. ("ACT") ('Actavis'), the international generic pharmaceuticals company, announces its results for the quarter ended 31 March 2005.

Highlights – first quarter 2005

- **Own Brand sales up 15.5 % in the quarter compared to Q1 2004**
- **As anticipated sales to Third-parties decreased by 54.6% compared to a 54.6% growth in Q1 2004**
- **Total revenue was EUR101.8 million, against exceptionally strong first quarter in 2004 (Q1 2004: EUR129.3 million)**
- **EBITDA was EUR24.6 million and net profit EUR11.1 million, in line with company's expectations.**
- **EBITDA margin of 24.1% despite lower revenue in the period.**
- **Net cash provided by operating activities EUR24.8 million (Q1 2004: EUR5.9 million).**
- **Acquisition of Lotus Laboratories in India**
- **Acquisition of Pharma Avalanche, with presence in Czech Republic and Slovakia**
- **First financial results announcement prepared in accordance with IFRS**

Post period end events

- **Actavis acquired the US based generic pharmaceutical company Amide in May 2005**

	Three months ended 31 March		
Thousands of Euro	**1Q 2005**	**1Q 2004**	**% Change**
Total revenues..	101.790	129.259	-21,3%
Total expenses..	(82.918)	(99.048)	-16,3%
EBITDA..	24.565	35.055	-29,9%
EBITDA/revenues....................................	24,1%	27,1%	-3,0%
Profit before tax (PBT).............................	11.674	27.639	-57,8%
Net profit..	11.095	21.824	-49,2%
Earnings per share (EPS)..........................	0,00372	0,00751	-50,5%

Actavis President & CEO, **Robert Wessman** commented:
"As anticipated, this was a slower first quarter with few new product launches and several of our larger customers holding high inventory levels. The quarter is in line with our expectations with good progress made in the sale of own-label products with 14% growth. The first quarter of 2004 was exceptionally strong with three of the Group's largest products (Ramipril in three forms) being launched in the period. It was also a busy period in terms of strengthening the business even further with going forward with the strategic acquisitions of Lotus in India and Pharma Avalanche in March of this year and Biovena in December of 2004, expanding our presence in Central Europe. Our recent acquisition of Amide in the US will give us a strong platform to grow our business further."

"Looking ahead, with a significant number of new product launches in the second, third and fourth quarters of the year. After the acquisition of Amide, Actavis has 136 products in development and registration, providing Actavis with one of the strongest product pipelines in the industry. Looking forward we expect to deliver EBITDA margin above 26% for the full year and single digit growth. Further, our expectations for the year 2006 are bright where we expect an EBITDA margin above 27% and a strong organic growth. Our results are in line with our expectations and the Group will reach it's objectives for the whole year."

Group Strategy

Actavis is committed to driving growth through aggressive product launches, penetration of new markets, regulatory approvals of new generic pharmaceuticals and by leading the consolidation of a still fragmented industry through strategic acquisitions.

Actavis' strategy is to develop and strengthen its value chain which will enable the Group to exploit its strategy to be first to market with new products, reduce costs, penetrate existing markets and expand its international sales and marketing networks.

Implementation of IFRS

The Group's financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) for the first time. The Group's financial statements have previously been prepared in accordance with the Financial Statements Act and generally accepted accounting principles in Iceland. The changes in the Group's stockholder's equity 1 January 2005 as a result of the implementation of IFRS, is an increase amounting to EUR5.8 million.

An explanation of how the transition from previous GAAP to IFRSs has effected the Groups financial position and financial performance is set out in a separate Press Release on 26 May 2005.

Financial highlights – first quarter

Income

Total revenues were EUR101.8 million (Q1 2004: EUR129.3 million). Underlying growth for own-label products was +14.0% in line with expectations, compared to a negative growth for the same period last year. This positive development is important and the Company is seeing positive progress in most markets. Sales to third-parties were slightly below expectations with a negative growth of -54.6% compared to a positive growth of 57.7% Q1 2004. In addition, the first quarter in 2004 was exceptional since some of the largest Actavis products, the three Ramipril products, were launched in Western Europe at that time. The Group's internal growth thus decreased by 21.9% against Q1 2004. This reflects the anticipated slower period for new product launches and fewer orders due to the relatively high inventory levels by a number of our larger customers and strong competition in Germany. The market is expected to show a positive turnaround in the coming months.

The Group expects a positive organic growth for the whole year.

Operating expenses

Operating expenses during the first quarter decreased by 16.3% to EUR82.9 million (Q1 2004: EUR99.0 million). Cost of sales was EUR50.5 million (Q1 2004: EUR65.4 million) and decreased by 22.8% and is now 49.7% of total revenues compared to 50.6% in the Q1 2004. Sales and marketing expenditure was EUR14.1 million (Q1 2004: EUR14.2 million) and decreased by 0.5% compared with last year. Research and development expenses increased by 5.7% compared to Q1 2004 and amounted to EUR8.9 million, while capitalized R&D represented an additional EUR4.5 million (Q1 2004 EUR4.1 million).

EBITDA

Earnings before interest, tax, exceptional items, depreciation and goodwill amortisation (EBITDA), was EUR24.6 million (Q1 2004: EUR35.1 million). The EBITDA margin for the period was 24.1%, in line with expectations and is expected to improve for the remainder of the year. The decrease in EBITDA derives mostly from lower sales and the fact that few new products were launched in the quarter. The EBITDA margin of the company is expected to be above 26% for the year as a whole, even though the second quarter is forecasted to be below that objective.

Tax

The Company's tax charge was EUR0.6 million in the first quarter of 2005, and the effective tax rate was 5.0%. The effective tax rate is lowered by an increase in tax assets in Malta, amounting to EUR1.2 million during the period. The reason is that companies in Malta are offered special tax deduction that is calculated both from the amount of investment in fixed assets and salaries paid. The tax asset is not paid but is offset against future taxable income. The effective tax rate of the Group without the increased tax asset in Malta would be 15.6%.

Profit and return on equity
Profit before tax was EUR11.7 million (Q1 2004: profit of EUR27.6 million). Net profit was EUR11.1 million (Q1 2004: profit of EUR21.8 million) in line with the Group's expectations. Return on equity in Q1 was 14.7% compared to 37.6% in the previous year. Negative financial items were negative of EUR7.2 million, compared to EUR2.3 million in 2004. This is mostly due to currency fluctuations amounting to EUR6.8 million.

After tax earnings per share (EPS) were 0.00372 (Q1 2004: 0.00751), down 50.5% from 2004.

Cash flow
During the first quarter, net cash provided by operating activities was EUR24.8 million compared to EUR5.9 million for the Q1 2004, representing an operating profit to cash conversion ratio of 1.31.

Capital expenditure
The Company's capital expenditure reached EUR41.3 million during the first quarter, representing 40.5% of revenues. Investments in other companies amounted to EUR26 million, investments in development projects EUR4.5 million and in fixed assets EUR15.6 million.

Main developments in the first quarter 2005

February:

- In February Actavis acquired Lotus Laboratories, an Indian Contract Research Organisation (CRO), for approximately EUR20 million. The acquisition is not expected to affect Actavis' financial results in the short term but it is expected to reduce the Group's R&D expenditure and to support its entry into the US market in the medium term.
- Actavis entered into a strategic collaboration with the Indian pharmaceutical company, Emcure Pharmaceuticals, on four products, which Emcure will manufacture for the US market.
- Actavis signed a letter of intention to divest its Bulgarian subsidiary, Balkanpharma Razgrad AD, which specialises in the production of active pharmaceutical ingredients (APIs).

March:

- Actavis acquired the generic pharmaceutical sales and marketing company, Pharma Avalanche, expanding the Group's presence in the Czech Republic and Slovakia.

Divisional Review

Following the acquisition of Amide earlier this month, Actavis now has three main divisions for the sale of the Group's products and intellectual property. These comprise Sales & Marketing International ("Own-label sales"), Sales & Marketing Third-party Global ("Third-party sales"), and finally the newly formed North America division, which will not affect Actavis' results until the completion of the Amide acquisition which is expected to take place early in the third quarter.

Sales & Marketing, International division, which handles products, developed either by Actavis itself or which have been in-licensed from other companies. Key markets for this division include Turkey, Bulgaria, Russia & CIS, Serbia and the Nordic region.

Sales & Marketing, Third-party – Global division, which handles sales of intellectual property developed by Actavis and sales of finished products sold to third parties. Key markets for this division include Germany, Austria and the Netherlands. In addition, France, Spain and the Scandinavian countries will play an important role going forward.

Sales & Marketing, International division – own label sales
Total sales for this division were EUR64.2 million or 63.0% of total revenues (Q1 2004: EUR55.6 million) and are up 15.5% from previous year. This is a positive turnaround from 2004 and the division is expected to continue to perform well during 2005. Positive developments have occurred in the division's operations, in line with the Company's expectations. Numerous new products will be launched in the second and third quarter. Future prospects are good and continued growth for the remainder of the year expected.

A market by market commentary follows below

Own-label sales by markets (EUR '000)

Market	1Q 2005	1Q 2004	% Change
Turkey	23.167	19.448	19,1%
Bulgaria	12.559	12.224	2,7%
Russia, Ukraine & CIS	12.371	8.390	47,4%
Nordic Region	7.181	7.335	-2,1%
Serbia	6.768	6.112	10,7%
Other	2.104	2.056	2,4%
Total Own-label	**64.151**	**55.565**	**15,5%**

Highest selling products in own-label in EUR million

Products	1Q 2005	1Q 2004	Description
Cravit	3,4	1,8	Anti-Infective
Oraceftin	3,0	2,0	Anti-Infective
Alfasid	2,5	2,0	Anti-Infective
Bioment	2,4	2,6	Anti-Infective
Troxevasin	2,3	1,4	Cardiovascular

Turkey – 36% of Own-label sales
Sales increased 19.1% compared to Q1 2004 and were EUR23.2 million (Q1 2004: EUR19.4 million). The increase was primarily due to strong volume increases, which were partly offset by price decreases. Effective January 1, 2005, the Turkish government imposed mandatory price decreases on all manufacturers. The cardiovascular product Lipitaksin (Atorvastatin) was launched in March and its contribution is expected during the next quarter. The strongest contributing products were the anti-infectives, Levofloxacin, Cefuroxime and Sultamicillin.

Bulgaria – 20% of Own-label sales
Sales in Bulgaria remained steady in the quarter with 2.7% growth from Q1 2004 and were EUR12.6 million (Q1 2004: EUR12.2 million). Margins were improved following a restructuring of the operation and Actavis retained its strong market position as the leading pharmaceutical company in the Bulgarian market. The strongest contributors to sales in Q1 2005 were the cardiovascular Troxevasin and the alimentary tract & metabolism Almagel.

Russia, Ukraine & the CIS Region – 19% of Own-label sales
The region experienced a healthy growth of 47.4% compared to the same period in 2004. Sales rose to EUR12.4 million (Q1 EUR8.4 million), due mainly to price increases and an increased emphasis on sales and marketing activities. Core contributing products are Phezam, Adrianol, Spasmalgon, as well as a recently reimbursed product Nifedipin. In March Lisinoton (Lisinopril) was launched in Russia, as well as Renapril and Nelidix in Mongolia.

Serbia – 11% of Own-label sales
Increased sales and marketing activities helped achieve sales growth of 10.7% in Q1 compared to 2004, with total sales of EUR6.8 million (Q1 2004: EUR6.1 million). Major contributing products were Enalapril, Atenolol and Karvilex.

Nordic Region – 11% of Own-label sales
The Nordic regional revenue centre includes Iceland, Denmark, Sweden, Finland, Norway, Lithuania, Latvia, and Estonia. Sales in the Nordic region decreased by 2.1% in the first quarter of 2005 compared to the same period in 2004 and totalled EUR7.2 million (Q1 2004: EUR7.3 million). The division launched three new products in the quarter: Vostar S (diclofenac) in Iceland, Lisinopril in Sweden, and Azathioprine in Denmark, which are all expected to support the future growth in the region.

Sales & Marketing, Third-party - Global
The division accounts for 26.2% of total revenues. Revenues during the period reflected the fact that no new product launches took place in the quarter and thus a comparison with the same period in 2004 is tough, when three significant products were launched (Ramipril tablets, Ramipril HCT tablets and Ramipril capsules). Sales in the quarter amounted to EUR26.8 million (Q1 2004 EUR59.0 million), a decrease of 54.6%. High inventory levels at several of our larger customers and fierce competition in Germany also contributed to slower sales. However, the Third-party division has a number new product launches in the second, third and fourth quarters this year which are expected to contribute significantly to revenues this year. The remaining quarters of the year are expected to generate more revenue that the first one.

Third-party sales include the sale of intellectual property and finished products to other third-party pharmaceutical companies.

Third-party product sales by markets (EUR ´000)

Market	1Q 2005	1Q 2004	% Change
Germany	8.070	33.734	-76,1%
Austria	2.663	3.936	-32,3%
Netherland	2.443	2.249	8,6%
Spain	1.843	1.124	63,9%
Denmark	1.868	1.124	66,1%
France	1.283	562	128,1%
UK	812	8.434	-90,4%
Other	4.731	5.060	-6,5%
Total Third Party	**23.712**	**56.224**	**-57,8%**

Highest selling products by Third-party sales in EUR million

Products	1Q 2005	1Q 2004	Description
Citalopram	6,5	11,6	Antidepressant
Ciprofloxacin	2,5	3,1	Anti-Infective
Paroxetine	2,2	3,5	Antidepressant
Mirtazapine	1,8	N/A	Antidepressant
Lisinopril	1,6	3,7	Cardiovascular

Germany – 34% of Third-party sales
Sales in Germany were EUR8.1 million in the quarter, down by 76.1% (Q1 2004 EUR33.7 million). As anticipated, product sales in Germany were slow during the first quarter, primarily due to high inventory levels at several of our larger customers. Despite this and the growing competition in the market place, positive signs have been noted. The marketing companies seem to be discounting products to their clients to a lesser extent than in 2004, which in addition to reduced level of the mandatory discount to the official sick fund price, is expected to strengthen the performance in Germany in the second half of the year.

Austria – 11% of Third-party sales
Sales in Austria were down by 32.3% as compared to Q1 2004 and totalled EUR2.7 million (Q1 2004 EUR3.9 million). The reduction is to a large extent caused by lower sales of the anti-depressant Citalopram for international distribution. On the positive side is noted that a higher number of products are contributing to sales in the Austrian market.

Netherlands – 10% of Third-party sales
Sales in Netherlands were up by 8.6% as compared to the same period last year amounting to EUR2.4 million (Q1 2004 EUR2.2 million). Sales of Mirtazapine were higher than expected, but sales of Ranitidine did not reach the anticipated level. The Dutch market remains quite competitive, but this market is still expected to be quite important for the division, in the future.

Spain – 8% of Third-party sales
Sales increased by 63.9% confirming the increased importance of this market for the division. The single most valuable contribution is the antidepressant Sertraline tablets.

France – 5% of Third-party sales
Sales to the French market were up by 128.1% and the increase is primarily explained by the increased number of products that have by now come off patent and have been launched into France.

The UK – 3% of Third party sales
Product sales in the UK declined by 90.4% as compared to 2004 and totalled EUR0.8 million. This dramatic reduction is primarily explained by quite limited sales of Ramipril capsules and Paroxetine tablets into the market, in addition to price erosion and increased competition. New contracts are expected to contribute to increased volumes to the UK market in the near future.

Near future:
A number of new product launches are planned for the year, for the Third-party division. The two first new product launches of the year will appear at the end of May. A CNS (Central Nervous Systems) product will be launched to a number of clients, in nine different countries in Europe. Numerous other products will then be launched in various markets in the next months.

Intellectual Property
Sales of intellectual property were above expectations and came as a valuable addition to the results achieved during the fourth quarter of 2004. New agreements of significant strategic importance for the future were signed during the period.

Outlook
In addition to making strategic acquisitions to lead the consolidation of a still fragmented industry, Actavis is committed to driving further organic growth through innovative product launches, penetration of new markets and regulatory approvals of new generic pharmaceuticals.

The Group continues to make good progress in the current year. Although sales during the first quarter have been slower, they are expected to pick up during the remainder of the year as new products are-launched on the market, especially during the third quarter.

For the year as a whole, management expects single digit underlying revenue growth in 2005 but improving EBITDA to revenue margins of 26% or above for the full year. For 2006, strong underlying growth is expected with EBITDA to revenue margins in excess of 27%.

Shareholder structure
The Actavis Group shareholder structure as of 31 March 2005 is demonstrated in the table below:

Shareholders		Ownership %
Amber Intl. & related parties		36,2%
Institutional Investors		32,9%
Private Investors		22,2%
Treasury shares		6,8%
Management		1,9%
Total		**100,0%**
Free float *		40%
Total shares	ISK	2.993.780
Outstanding shares	ISK	2.791.162

* According to Iceland Stock Exchange calculations, see www.icex.is.

Post Q1 events
In May 2005 Actavis reached an agreement to acquire the US based generic pharmaceutical company, Amide Pharmaceutical, Inc., for an initial gross consideration of US$500 million in cash with up to an additional US$100 million payable over two years subject to performance. Upon closing, Amide is expected to have a cash balance of approximately US$40 million. Amide develops, manufactures and sells a broad range of solid-dose generic pharmaceutical products with a portfolio of 67 marketed products in tablet and capsule forms, in addition to 42 products in its development pipeline.

Method of Consolidation
The consolidated financial statements comprise the financial statements of Actavis Group hf. and its subsidiaries. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Group companies are those companies in which the parent company has a controlling financial interest through direct and indirect ownership of a majority voting interest or effective managerial and contractual control. The subsidiaries held or acquired exclusively with a view to subsequent resale are excluded from consolidation and are included as available-for-sale investments and measured at fair value where this can be reliably measured or at cost less impairment losses where fair value cannot be reliably measured. All material intra-group balances, transactions and any unrealised gains from intra-group transactions have been eliminated in consolidation. The equity and net income attributable to minority interests are shown as separate items in the consolidated financial statements.

Auditing
The interim consolidated financial statements have been compiled by the Group's auditors. The interim consolidated financial statement have not been audited or reviewed.

Actavis' financial calendar

Q2 results	9 August 2005
Q3 results	8 November 2005
Q4 and annual results	7 February 2006
Q1 results	30 April 2006

Financial calendar is also available on the Actavis' website, www.actavis.com

Presentation of financial results
An open meeting will be held in Iceland at Hotel Borg, Reykjavik, at 16:30 GMT on 26 May 2005. A copy of the presentation and other related material will be available at www.actavis.com following the meeting.

Enquiries:

Investors
Robert Wessman Actavis Group President & CEO — Tel: +354 535 23 or +44 (0) 207 484 50 71

Investors/Media
Halldor Kristmannsson, Actavis Corporate Communications — Tel: +354 535 2300 / +354 840 3425

Financial Dynamics - London / US
David Yates/Julia Phillips/Davina Langdale (London) — Tel: +44 (0) 207 831 3113
Jonathan Birt (New York) — Tel: +212 850 5634

About Actavis
Actavis is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of high quality generic pharmaceuticals. The Group has also established itself as a supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in 28 countries with around 7,000 employees. In addition to development and manufacturing facilities in Bulgaria, USA, Turkey, Malta, Iceland and Serbia, Actavis has an extensive sales network. The Group has built a strong market position in Europe and is entering the US market through its newly acquired company Amide. Furthermore, Actavis is constantly looking to establish itself in new markets. Actavis' intellectual property has resulted in Actavis and its customers being first to market with generic products when patents expire.

Forward Looking Statements
This press release contains forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims and exposure to environmental liability.

Following are the financial statements..

Income Statement	1Q 2005	1Q 2004
Net sales...	96.958	117.472
Cost of goods sold................................	(50.546)	(65.437)
Gross profit.......................................	**46.413**	**52.035**
Other income......................................	4.832	11.787
Sales and marketing expenses...................	(14.122)	(14.189)
Research and development expenses............	(8.877)	(8.401)
General and administrative expenses...........	(9.374)	(11.021)
	(27.540)	(21.824)

Profit from operations (EBIT)....................	**18.872**	**30.211**
Income / (Loss) from associates..................	0	(282)
Financial income/(expenses)......................	(7.199)	(2.290)
Profit before tax..................................	**11.674**	**27.639**
Income tax..	(579)	(5.815)
Net profit..	**11.095**	**21.824**
Attributable to:		
Equity holders of the Company....................	10.381	21.332
Minority interest...................................	714	492
Profit for the period...............................	**11.095**	**21.824**

Balance sheet	31.3.2005	31.12.2004
Non-current assets.................................	483.795	442.084
Current assets.....................................	279.884	242.080
Total Assets	763.679	684.164
Stockholders' equity...............................	304.555	281.823
Minority interest...................................	10.658	9.853
Long-term liabilites................................	183.133	183.122
Current liabilites..................................	265.333	209.366
Total equity and liabilities	763.679	684.164

Cash flow	1Q 2005	1Q 2004
Working capital from operating activities.......	24.759	29.706
Net cash provided by operating activites........	24.755	5.858

Key ratios		
EBITDA...	24.565	35.055
EBITDA/revenues..................................	24,1%	27,1%
EBIT/revenues.....................................	18,5%	23,4%
Earnings per share (EPS)..........................	0,00372	0,00751
Profit to sale.......................................	10,9%	16,9%
Return on equity (ROE)............................	14,72%	37,61%
Equity ratio..	0,40	0,41
Current ratio.......................................	1,05	1,16
Internal value of shares...........................	8,42	7,79

Actavis Group - 1Q Results 26.5.2005 15:42:19

News categories: Corporate results
Actavis Group 03 2005.pdf Print

Actavis reports net profits of EUR11.1 million for Q1 2005

Actavis Group hf. ("ACT") ('Actavis'), the international generic pharmaceuticals company, announces its results for the quarter ended 31 March 2005.

Highlights – first quarter 2005

- **Own Brand sales up 15.5 % in the quarter compared to Q1 2004**
- **As anticipated sales to Third-parties decreased by 54.6% compared to a 54.6% growth in Q1 2004**
- **Total revenue was EUR101.8 million, against exceptionally strong first quarter in 2004 (Q1 2004: EUR129.3 million)**
- **EBITDA was EUR24.6 million and net profit EUR11.1 million, in line with company's expectations.**
- **EBITDA margin of 24.1% despite lower revenue in the period.**
- **Net cash provided by operating activities EUR24.8 million (Q1 2004: EUR5.9 million).**
- **Acquisition of Lotus Laboratories in India**
- **Acquisition of Pharma Avalanche, with presence in Czech Republic and Slovakia**
- **First financial results announcement prepared in accordance with IFRS**

Post period end events

- **Actavis acquired the US based generic pharmaceutical company Amide in May 2005**

	Three months ended 31 March		
Thousands of Euro	**1Q 2005**	**1Q 2004**	**% Change**
Total revenues	101.790	129.259	-21,3%
Total expenses	(82.918)	(99.048)	-16,3%
EBITDA	24.565	35.055	-29,9%
EBITDA/revenues	24,1%	27,1%	-3,0%
Profit before tax (PBT)	11.674	27.639	-57,8%
Net profit	11.095	21.824	-49,2%
Earnings per share (EPS)	0,00372	0,00751	-50,5%

Actavis President & CEO, **Robert Wessman** commented:
"As anticipated, this was a slower first quarter with few new product launches and several of our larger customers holding high inventory levels. The quarter is in line with our expectations with good progress made in the sale of own-label products with 14% growth. The first quarter of 2004 was exceptionally strong with three of the Group's largest products (Ramipril in three forms) being launched in the period. It was also a busy period in terms of strengthening the business even further with going forward with the strategic acquisitions of Lotus in India and Pharma Avalanche in March of this year and Biovena in December of 2004, expanding our presence in Central Europe. Our recent acquisition of Amide in the US will give us a strong platform to grow our business further."

"Looking ahead, with a significant number of new product launches in the second, third and fourth quarters of the year. After the acquisition of Amide, Actavis has 136 products in development and registration, providing Actavis with one of the strongest product pipelines in the industry. Looking forward we expect to deliver EBITDA margin above 26% for the full year and single digit growth. Further, our expectations for the year 2006 are bright where we expect an EBITDA margin above 27% and a strong organic growth. Our results are in line with our expectations and the Group will reach it's objectives for the whole year."

Group Strategy

Actavis is committed to driving growth through aggressive product launches, penetration of new markets, regulatory approvals of new generic pharmaceuticals and by leading the consolidation of a still fragmented industry through strategic acquisitions.

Actavis' strategy is to develop and strengthen its value chain which will enable the Group to exploit its strategy to be first to market with new products, reduce costs, penetrate existing markets and expand its international sales and marketing networks.

Implementation of IFRS

The Group's financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) for the first time. The Group's financial statements have previously been prepared in accordance with the Financial Statements Act and generally accepted accounting principles in Iceland. The changes in the Group's stockholder's equity 1 January 2005 as a result of the implementation of IFRS, is an increase amounting to EUR5.8 million.

An explanation of how the transition from previous GAAP to IFRSs has effected the Groups financial position and financial performance is set out in a separate Press Release on 26 May 2005.

Financial highlights – first quarter

Income
Total revenues were EUR101.8 million (Q1 2004: EUR129.3 million). Underlying growth for own-label products was +14.0% in line with expectations, compared to a negative growth for the same period last year. This positive development is important and the Company is seeing positive progress in most markets. Sales to third-parties were slightly below expectations with a negative growth of -54.6% compared to a positive growth of 57.7% Q1 2004. In addition, the first quarter in 2004 was exceptional since some of the largest Actavis products, the three Ramipril products, were launched in Western Europe at that time. The Group's internal growth thus decreased by 21.9% against Q1 2004. This reflects the anticipated slower period for new product launches and fewer orders due to the relatively high inventory levels by a number of our larger customers and strong competition in Germany. The market is expected to show a positive turnaround in the coming months.

The Group expects a positive organic growth for the whole year.

Operating expenses
Operating expenses during the first quarter decreased by 16.3% to EUR82.9 million (Q1 2004: EUR99.0 million). Cost of sales was EUR50.5 million (Q1 2004: EUR65.4 million) and decreased by 22.8% and is now 49.7% of total revenues compared to 50.6% in the Q1 2004. Sales and marketing expenditure was EUR14.1 million (Q1 2004: EUR14.2 million) and decreased by 0.5% compared with last year. Research and development expenses increased by 5.7% compared to Q1 2004 and amounted to EUR8.9 million, while capitalized R&D represented an additional EUR4.5 million (Q1 2004 EUR4.1 million).

EBITDA
Earnings before interest, tax, exceptional items, depreciation and goodwill amortisation (EBITDA), was EUR24.6 million (Q1 2004: EUR35.1 million). The EBITDA margin for the period was 24.1%, in line with expectations and is expected to improve for the remainder of the year. The decrease in EBITDA derives mostly from lower sales and the fact that few new products were launched in the quarter. The EBITDA margin of the company is expected to be above 26% for the year as a whole, even though the second quarter is forecasted to be below that objective.

Tax
The Company's tax charge was EUR0.6 million in the first quarter of 2005, and the effective tax rate was 5.0%. The effective tax rate is lowered by an increase in tax assets in Malta, amounting to EUR1.2 million during the period. The reason is that companies in Malta are offered special tax deduction that is calculated both from the amount of investment in fixed assets and salaries paid. The tax asset is not paid but is offset against future taxable income. The effective tax rate of the Group without the increased tax asset in Malta would be 15.6%.

Profit and return on equity
Profit before tax was EUR11.7 million (Q1 2004: profit of EUR27.6 million). Net profit was EUR11.1 million (Q1 2004: profit of EUR21.8 million) in line with the Group's expectations. Return on equity in Q1 was 14.7% compared to 37.6% in the previous year. Negative financial items were negative of EUR7.2 million, compared to EUR2.3 million in 2004. This is mostly due to currency fluctuations amounting to EUR6.8 million.

After tax earnings per share (EPS) were 0.00372 (Q1 2004: 0.00751), down 50.5% from 2004.

Cash flow
During the first quarter, net cash provided by operating activities was EUR24.8 million compared to EUR5.9 million for the Q1 2004, representing an operating profit to cash conversion ratio of 1.31.

Capital expenditure
The Company's capital expenditure reached EUR41.3 million during the first quarter, representing 40.5% of revenues. Investments in other companies amounted to EUR26 million, investments in development projects EUR4.5 million and in fixed assets EUR15.6 million.

Main developments in the first quarter 2005

February:

- In February Actavis acquired Lotus Laboratories, an Indian Contract Research Organisation (CRO), for approximately EUR20 million. The acquisition is not expected to affect Actavis' financial results in the short term but it is expected to reduce the Group's R&D expenditure and to support its entry into the US market in the medium term.
- Actavis entered into a strategic collaboration with the Indian pharmaceutical company, Emcure Pharmaceuticals, on four products, which Emcure will manufacture for the US market.
- Actavis signed a letter of intention to divest its Bulgarian subsidiary, Balkanpharma Razgrad AD, which specialises in the production of active pharmaceutical ingredients (APIs).

March:

- Actavis acquired the generic pharmaceutical sales and marketing company, Pharma Avalanche, expanding the Group's presence in the Czech Republic and Slovakia.

Divisional Review

Following the acquisition of Amide earlier this month, Actavis now has three main divisions for the sale of the Group's products and intellectual property. These comprise Sales & Marketing International ("Own-label sales"), Sales & Marketing Third-party Global ("Third-party sales"), and finally the newly formed North America division, which will not affect Actavis' results until the completion of the Amide acquisition which is expected to take place early in the third quarter.

Sales & Marketing, International division, which handles products, developed either by Actavis itself or which have been in-licensed from other companies. Key markets for this division include Turkey, Bulgaria, Russia & CIS, Serbia and the Nordic region.

Sales & Marketing, Third-party – Global division, which handles sales of intellectual property developed by Actavis and sales of finished products sold to third parties. Key markets for this division include Germany, Austria and the Netherlands. In addition, France, Spain and the Scandinavian countries will play an important role going forward.

Sales & Marketing, International division – own label sales
Total sales for this division were EUR64.2 million or 63.0% of total revenues (Q1 2004: EUR55.6 million) and are up 15.5% from previous year. This is a positive turnaround from 2004 and the division is expected to continue to perform well during 2005. Positive developments have occurred in the division's operations, in line with the Company's expectations. Numerous new products will be launched in the second and third quarter. Future prospects are good and continued growth for the remainder of the year expected.

A market by market commentary follows below

Own-label sales by markets (EUR '000)

Market	1Q 2005	1Q 2004	% Change
Turkey	23.167	19.448	19,1%
Bulgaria	12.559	12.224	2,7%
Russia, Ukraine & CIS	12.371	8.390	47,4%
Nordic Region	7.181	7.335	-2,1%
Serbia	6.768	6.112	10,7%
Other	2.104	2.056	2,4%
Total Own-label	**64.151**	**55.565**	**15,5%**

Highest selling products in own-label in EUR million

Products	1Q 2005	1Q 2004	Description
Cravit	3,4	1,8	Anti-Infective
Oraceftin	3,0	2,0	Anti-Infective
Alfasid	2,5	2,0	Anti-Infective
Bioment	2,4	2,6	Anti-Infective
Troxevasin	2,3	1,4	Cardiovascular

Turkey – 36% of Own-label sales
Sales increased 19.1% compared to Q1 2004 and were EUR23.2 million (Q1 2004: EUR19.4 million). The increase was primarily due to strong volume increases, which were partly offset by price decreases. Effective January 1, 2005, the Turkish government imposed mandatory price decreases on all manufacturers. The cardiovascular product Lipitaksin (Atorvastatin) was launched in March and its contribution is expected during the next quarter. The strongest contributing products were the anti-infectives, Levofloxacin, Cefuroxime and Sultamicillin.

Bulgaria – 20% of Own-label sales
Sales in Bulgaria remained steady in the quarter with 2.7% growth from Q1 2004 and were EUR12.6 million (Q1 2004: EUR12.2 million). Margins were improved following a restructuring of the operation and Actavis retained its strong market position as the leading pharmaceutical company in the Bulgarian market. The strongest contributors to sales in Q1 2005 were the cardiovascular Troxevasin and the alimentary tract & metabolism Almagel.

Russia, Ukraine & the CIS Region – 19% of Own-label sales
The region experienced a healthy growth of 47.4% compared to the same period in 2004. Sales rose to EUR12.4 million (Q1 EUR8.4 million), due mainly to price increases and an increased emphasis on sales and marketing activities. Core contributing products are Phezam, Adrianol, Spasmalgon, as well as a recently reimbursed product Nifedipin. In March Lisinoton (Lisinopril) was launched in Russia, as well as Renapril and Nelidix in Mongolia.

Serbia – 11% of Own-label sales
Increased sales and marketing activities helped achieve sales growth of 10.7% in Q1 compared to 2004, with total sales of EUR6.8 million (Q1 2004: EUR6.1 million). Major contributing products were Enalapril, Atenolol and Karvilex.

Nordic Region – 11% of Own-label sales
The Nordic regional revenue centre includes Iceland, Denmark, Sweden, Finland, Norway, Lithuania, Latvia, and Estonia. Sales in the Nordic region decreased by 2.1% in the first quarter of 2005 compared to the same period in 2004 and totalled EUR7.2 million (Q1 2004: EUR7.3 million). The division launched three new products in the quarter: Vostar S (diclofenac) in Iceland, Lisinopril in Sweden, and Azathioprine in Denmark, which are all expected to support the future growth in the region.

Sales & Marketing, Third-party - Global
The division accounts for 26.2% of total revenues. Revenues during the period reflected the fact that no new product launches took place in the quarter and thus a comparison with the same period in 2004 is tough, when three significant products were launched (Ramipril tablets, Ramipril HCT tablets and Ramipril capsules). Sales in the quarter amounted to EUR26.8 million (Q1 2004 EUR59.0 million), a decrease of 54.6%. High inventory levels at several of our larger customers and fierce competition in Germany also contributed to slower sales. However, the Third-party division has a number new product launches in the second, third and fourth quarters this year which are expected to contribute significantly to revenues this year. The remaining quarters of the year are expected to generate more revenue that the first one.

Third-party sales include the sale of intellectual property and finished products to other third-party pharmaceutical companies.

Third-party product sales by markets (EUR´000)

Market	1Q 2005	1Q 2004	% Change
Germany	8.070	33.734	-76,1%
Austria	2.663	3.936	-32,3%
Netherland	2.443	2.249	8,6%
Spain	1.843	1.124	63,9%
Denmark	1.868	1.124	66,1%
France	1.283	562	128,1%
UK	812	8.434	-90,4%
Other	4.731	5.060	-6,5%
Total Third Party	**23.712**	**56.224**	**-57,8%**

Highest selling products by Third-party sales in EUR million

Products	1Q 2005	1Q 2004	Description
Citalopram	6,5	11,6	Antidepressant
Ciprofloxacin	2,5	3,1	Anti-Infective
Paroxetine	2,2	3,5	Antidepressant
Mirtazapine	1,8	N/A	Antidepressant
Lisinopril	1,6	3,7	Cardiovascular

Germany – 34% of Third-party sales
Sales in Germany were EUR8.1 million in the quarter, down by 76.1% (Q1 2004 EUR33.7 million). As anticipated, product sales in Germany were slow during the first quarter, primarily due to high inventory levels at several of our larger customers. Despite this and the growing competition in the market place, positive signs have been noted. The marketing companies seem to be discounting products to their clients to a lesser extent than in 2004, which in addition to reduced level of the mandatory discount to the official sick fund price, is expected to strengthen the performance in Germany in the second half of the year.

Austria – 11% of Third-party sales
Sales in Austria were down by 32.3% as compared to Q1 2004 and totalled EUR2.7 million (Q1 2004 EUR3.9 million). The reduction is to a large extent caused by lower sales of the anti-depressant Citalopram for international distribution. On the positive side is noted that a higher number of products are contributing to sales in the Austrian market.

Netherlands – 10% of Third-party sales
Sales in Netherlands were up by 8.6% as compared to the same period last year amounting to EUR2.4 million (Q1 2004 EUR2.2 million). Sales of Mirtazapine were higher than expected, but sales of Ranitidine did not reach the anticipated level. The Dutch market remains quite competitive, but this market is still expected to be quite important for the division, in the future.

Spain – 8% of Third-party sales
Sales increased by 63.9% confirming the increased importance of this market for the division. The single most valuable contribution is the antidepressant Sertraline tablets.

France – 5% of Third-party sales
Sales to the French market were up by 128.1% and the increase is primarily explained by the increased number of products that have by now come off patent and have been launched into France.

The UK – 3% of Third party sales
Product sales in the UK declined by 90.4% as compared to 2004 and totalled EUR0.8 million. This dramatic reduction is primarily explained by quite limited sales of Ramipril capsules and Paroxetine tablets into the market, in addition to price erosion and increased competition. New contracts are expected to contribute to increased volumes to the UK market in the near future.

Near future:
A number of new product launches are planned for the year, for the Third-party division. The two first new product launches of the year will appear at the end of May. A CNS (Central Nervous Systems) product will be launched to a number of clients, in nine different countries in Europe. Numerous other products will then be launched in various markets in the next months.

Intellectual Property
Sales of intellectual property were above expectations and came as a valuable addition to the results achieved during the fourth quarter of 2004. New agreements of significant strategic importance for the future were signed during the period.

Outlook
In addition to making strategic acquisitions to lead the consolidation of a still fragmented industry, Actavis is committed to driving further organic growth through innovative product launches, penetration of new markets and regulatory approvals of new generic pharmaceuticals.

The Group continues to make good progress in the current year. Although sales during the first quarter have been slower, they are expected to pick up during the remainder of the year as new products are launched on the market, especially during the third quarter.

For the year as a whole, management expects single digit underlying revenue growth in 2005 but improving EBITDA to revenue margins of 26% or above for the full year. For 2006, strong underlying growth is expected with EBITDA to revenue margins in excess of 27%.

Shareholder structure
The Actavis Group shareholder structure as of 31 March 2005 is demonstrated in the table below:

Shareholders		Ownership %
Amber Intl. & related parties		36,2%
Institutional Investors		32,9%
Private Investors		22,2%
Treasury shares		6,8%
Management		1,9%
Total		**100,0%**
Free float *		40%
Total shares	ISK	2.993.780
Outstanding shares	ISK	2.791.162

* According to Iceland Stock Exchange calculations, see www.icex.is.

Post Q1 events
In May 2005 Actavis reached an agreement to acquire the US based generic pharmaceutical company, Amide Pharmaceutical, Inc., for an initial gross consideration of US$500 million in cash with up to an additional US$100 million payable over two years subject to performance. Upon closing, Amide is expected to have a cash balance of approximately US$40 million. Amide develops, manufactures and sells a broad range of solid-dose generic pharmaceutical products with a portfolio of 67 marketed products in tablet and capsule forms, in addition to 42 products in its development pipeline.

Method of Consolidation
The consolidated financial statements comprise the financial statements of Actavis Group hf. and its subsidiaries. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Group companies are those companies in which the parent company has a controlling financial interest through direct and indirect ownership of a majority voting interest or effective managerial and contractual control. The subsidiaries held or acquired exclusively with a view to subsequent resale are excluded from consolidation and are included as available-for-sale investments and measured at fair value where this can be reliably measured or at cost less impairment losses where fair value cannot be reliably measured. All material intra-group balances, transactions and any unrealised gains from intra-group transactions have been eliminated in consolidation. The equity and net income attributable to minority interests are shown as separate items in the consolidated financial statements.

Auditing
The interim consolidated financial statements have been compiled by the Group's auditors. The interim consolidated financial statement have not been audited or reviewed.

Actavis' financial calendar

Q2 results	9 August 2005
Q3 results	8 November 2005
Q4 and annual results	7 February 2006
Q1 results	30 April 2006

Financial calendar is also available on the Actavis' website, www.actavis.com

Presentation of financial results
An open meeting will be held in Iceland at Hotel Borg, Reykjavik, at 16:30 GMT on 26 May 2005. A copy of the presentation and other related material will be available at www.actavis.com following the meeting.

Enquiries:

Investors
Robert Wessman Actavis Group President & CEO — Tel: +354 535 23 or +44 (0) 207 484 50 71

Investors/Media
Halldor Kristmannsson, Actavis Corporate Communications — Tel: +354 535 2300 / +354 840 3425

Financial Dynamics - London / US
David Yates/Julia Phillips/Davina Langdale (London) — Tel: +44 (0) 207 831 3113
Jonathan Birt (New York) — Tel: +212 850 5634

About Actavis
Actavis is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of high quality generic pharmaceuticals. The Group has also established itself as a supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in 28 countries with around 7,000 employees. In addition to development and manufacturing facilities in Bulgaria, USA, Turkey, Malta, Iceland and Serbia, Actavis has an extensive sales network. The Group has built a strong market position in Europe and is entering the US market through its newly acquired company Amide. Furthermore, Actavis is constantly looking to establish itself in new markets. Actavis' intellectual property has resulted in Actavis and its customers being first to market with generic products when patents expire.

Forward Looking Statements
This press release contains forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims and exposure to environmental liability.

Following are the financial statements..

Income Statement	1Q 2005	1Q 2004
Net sales	96.958	117.472
Cost of goods sold	(50.546)	(65.437)
Gross profit	**46.413**	**52.035**
Other income	4.832	11.787
Sales and marketing expenses	(14.122)	(14.189)
Research and development expenses	(8.877)	(8.401)
General and administrative expenses	(9.374)	(11.021)
	(27.540)	(21.824)

Profit from operations (EBIT)....................	**18.872**	**30.211**
Income / (Loss) from associates..................	0	(282)
Financial income/(expenses)......................	(7.199)	(2.290)
Profit before tax.................................	**11.674**	**27.639**
Income tax..	(579)	(5.815)
Net profit..	**11.095**	**21.824**
Attributable to:		
Equity holders of the Company....................	10.381	21.332
Minority interest...................................	714	492
Profit for the period..............................	**11.095**	**21.824**

Balance sheet	31.3.2005	31.12.2004
Non-current assets.................................	483.795	442.084
Current assets.....................................	279.884	242.080
Total Assets	763.679	684.164
Stockholders' equity...............................	304.555	281.823
Minority interest...................................	10.658	9.853
Long-term liabilites................................	183.133	183.122
Current liabilites..................................	265.333	209.366
Total equity and liabilities	763.679	684.164

Cash flow	1Q 2005	1Q 2004
Working capital from operating activities.......	24.759	29.706
Net cash provided by operating activites........	24.755	5.858

Key ratios		
EBITDA..	24.565	35.055
EBITDA/revenues..................................	24,1%	27,1%
EBIT/revenues.....................................	18,5%	23,4%
Earnings per share (EPS)..........................	0,00372	0,00751
Profit to sale.......................................	10,9%	16,9%
Return on equity (ROE)............................	14,72%	37,61%
Equity ratio...	0,40	0,41
Current ratio.......................................	1,05	1,16
Internal value of shares...........................	8,42	7,79

Group 279

Actavis Group hf.

Consolidated interim financial statements
Three months ended 31 March 2005
Euro

Contents

Endorsement by the board of directors and the president and CEO

The consolidated interim financial statements are stated in thousands of euro's and include the consolidated interim financial statements of Actavis Group hf. and its subsidiaries (the Group).

Net profit for the period amounted to EUR11.1 million for the Group, according to the income statement. Total equity amounted to EUR315.2 million at the end of the period according to the balance sheet. Changes in total equity and appropriation of net profits are further explained in the financial statements. Two stockholders owned more than 10% share in the Company at the end of the period, Amber international Ltd. with 32,9% ownership and Landsbanki Luxemburg S.A. with 10,8% share.

At the beginning of April the company acquired the Indian company Lotus and the Czech company Pharma Avalanche. Lotus is specialised in reasearch and development and Pharma Avalance in the marketing of generics. The income statement of the Group was not affected by this agreement during the period.

In May the Group acquired the American company Amide Pharmaceutical Inc., which specialises in developing, manufacturing and marketing pharmaceuticals.

The accompanying financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) for the first time. The Group's financial statements have previously been prepared in accordance with the Financial Statements Act and generally accepted accounting principles in Iceland. The changes in the stockholder's equity 1 January 2005 as a result of the implementation of IFRS is an increase of EUR5.8 million.

The board of directors and the managing director of Actavis Group hf. hereby confirm the Group's consolidated interim financial statements for the three months ended 31 March 2005 with their signatures.

Hafnarfjordur, 26 May 2005.

Chairman of the board of directors:

Bjorgolfur Thor Bjorgolfsson

Board of directors:

Andri Sveinsson
Karl Wernerson
Magnus Thorsteinsson
Sindri Sindrason

President and CEO:

Robert Wessman

Auditors' report

Board of directors and shareholders of Actavis Group hf.

We have compiled the interim consolidated balance sheet of Actavis Group hf. and its subsidiaries as of 31 March 2005 and the related consolidated income statement and consolidated statement of cash flow for the three months then ended. All information included in these interim consolidated financial statements is the representation of the management of Actavis Group hf.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have neither audited nor reviewed the accompanying interim consolidated financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Reykjavik, 26 May 2005

Alexander G. Edvardsson
Audur Thorisdottir

KPMG Endurskodun hf.

Consolidated interim income statement for three months ended 31 March 2005

	Notes	YTD 2005	YTD 2004
Operating revenues			
Net sales		96.958	117.472
Cost of goods sold		(50.546)	(65.437)
Gross profit		46.413	52.035
Other income		4.832	11.787
Sales and marketing expenses		(14.122)	(14.189)
Research and development expenses		(8.877)	(8.401)
General and administrative expenses		(9.374)	(11.021)
		(27.540)	(21.824)
Profit from operations		18.872	30.211
Income / (loss) from associates		0	(282)
Financial income/(expenses)	5	(7.199)	(2.290)
Profit before tax		11.674	27.639
Income tax		(579)	(5.815)
Profit for the period		11.095	21.824
Attributable to:			
Equity holders of the Company		10.381	21.332
Minority interest		714	492
Profit for the period		11.095	21.824
Earnings per Share	6		
Basic Earnings per Share (EUR)		0,00372	0,00751
Diluted Earnings per Share (EUR)		0,00372	0,00749

Interim financial statements of Actavis Group hf. 31 March 2005 5 *Amounts are in thousands of euro*

Consolidated interim balance sheet
at 31 March 2005

Assets

	Notes	31.3.2005	31.12.2004
Goodwill	7	243.319	236.801
Other intangible assets	8	34.109	30.622
Property, plant and equipment	9	161.641	145.228
Investment in associated companies		2.223	2.032
Other investments		20.886	6.155
Deferred tax assets		21.616	21.247
Non-current assets		483.795	442.084
Inventories	11	79.496	71.572
Trading investments		8.435	0
Trade receivables		122.149	113.974
Other receivables		42.160	39.210
Cash and cash equivalents		27.644	17.325
Current assets		279.884	242.080
Total assets		763.679	684.164

Equity and liabilities

	Notes	31.3.2005	31.12.2004
Capital stock		36.181	36.181
Share premium and statutory reserve		98.332	98.332
Other reserves		(8.884)	(23.410)
Retained earnings		178.926	170.720
Stockholders' equity		304.555	281.823
Minority interest		10.658	9.853
Total equity		315.213	291.676
Interest bearing loans	14	161.712	162.983
Retirement benefit obligation		6.283	5.753
Obligations under finance leases	15	4.617	4.894
Deferred income tax liabilities		10.520	9.493
Non-current liabilities		183.133	183.122
Interest bearing loans		171.411	129.868
Account payable and other liabilities		88.696	73.379
Obligations under finance leases	15	1.578	2.158
Short term provisions	16	3.648	3.961
Current liabilities		265.333	209.366
Total liabilities		448.466	392.488
Total equity and liabilities		763.679	684.164

Interim financial statements of Actavis Group hf. 31 March 2005 6 *Amounts are in thousands of euro*

Consolidated interim statements of cash flow for the period January to March 2005

	Notes	YTD 2005	YTD 2004
Cash flows from operating activities			
Profit for the period		11.095	21.824
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation, amortization and impairment of fixed assets	9	4.052	3.098
Amortization / impairment of intangible assets	8	1.640	1.746
Currency fluctuations and indexation		8.089	(2.959)
Changes in deferred taxes		699	2.034
Other changes		(816)	3.963
Working capital provided by operating activities		24.759	29.706
Changes in operating assets and liabilities:			
Inventories, (increase) decrease		(4.124)	4.833
Receivables, decrease (increase)		476	(43.730)
Short-term liabilities, increase		3.644	15.049
Changes in operating assets and liabilities		(4)	(23.848)
Net cash provided by operating activities		24.755	5.858
Cash flows to investing activities			
Increase in intangible assets		(4.497)	(4.132)
Investment in property and equipment		(15.608)	(8.003)
Proceeds from sale of property and equipment		66	49
Investments in other companies net of cash acquired		(25.998)	(3.584)
Proceeds from sale of investments in other companies		3.584	0
Securities, change		1.187	1.711
Net cash used in investing activities		(41.266)	(13.959)
Cash flows from financing activities			
Proceeds from long-term borrowings		0	58
Payments of long-term debt		(10.834)	(1.059)
Bank loans, increase		37.193	2.853
Net cash used in financing activities		26.359	1.852
Net change in cash and cash equivalents		9.848	(6.249)
Effects of foreign exchange adjustments		471	344
Cash and cash equivalents at beginning of period		17.325	29.968
Cash and cash equivalents at end of period		27.644	24.063
Other information			
Paid interest		(3.908)	(3.314)
Paid income tax		(2.037)	(2.632)

Interim financial statements of Actavis Group hf. 31 March 2005 7 *Amounts are in thousands of euro*

Changes in total equity
for the period ended 31 March 2005

	Share capital	Share premium	Other reserves	Retained earnings	Shareholder's equity	Minority interest	Total equity
Balance at 1 January 2004	36.113	99.447	(21.252)	113.609	227.917	7.316	235.233
Translation difference			(2.158)		(2.158)		(2.158)
Purchases of treasury stock	(59)	(2.391)			(2.450)		(2.450)
Sales of treasury stock	127	1.276			1.403		1.403
Net profit for the year				60.286	60.286	3.996	64.282
Change in minority interest						(1.459)	(1.459)
Dividends				(3.175)	(3.175)		(3.175)
Balance at 31 December 2004	36.181	98.332	(23.410)	170.720	281.823	9.853	291.676
Change due to implementation of IAS 39				1.387	1.387		1.387
Adjusted equity at 1 January 2005	36.181	98.332	(23.410)	172.107	283.210	9.853	293.063
Translation difference			14.526		14.526		14.526
Net profit for the period				10.381	10.381	714	11.095
Dividends				(3.562)	(3.562)		(3.562)
Balance at 31 March 2005	36.181	98.332	(8.884)	178.926	304.555	10.658	315.213

Interim financial statements of Actavis Group hf. 31 March 2005 8 *Amounts are in thousands of euro*

Notes to the Interim Financial Statements

1. General Information

Actavis Group hf. (The Group), is a limited liability company domiciled in Iceland. The Group specialises in the development, manufacture and sale of generic pharmaceuticals for international markets. It is financially strong and has experienced rapid growth in recent years.

The Group operates across five continents and has its headquarters in Iceland. Principal markets include Germany, Turkey, Bulgaria, Serbia, Russia and the Nordic Countries. Teams of pharmacists, chemists and other scientific professionals help to make up a total workforce of around 7,000. The Group has modern manufacturing facilities in Bulgaria, Malta, Turkey and Iceland that are EU-GMP** approved. Additional manufacturing in Serbia currently services domestic and other markets for own-label products outside the EU. The plants produce a variety of medicines in different formulations including tablets, capsules, injectables, suspensions, suppositories, creams and ointments.

An extensive network of sales and marketing offices enables effective market penetration. Strategic acquisitions, the opening of new sales offices and intensive investment in the development of generic pharmaceuticals are fuelling the growth of the Group and have positioned it to take advantage of future opportunities.

These interim financial statements are presented in thousands of euros rounded to the nearest thousand, being the currency of the primary economic environment in which the group operates.

** Good manufacturing practice (GMP) is a system for ensuring that products are consistently produced and controlled according to quality standards.

2. Significant Accounting Policies

Basis of Accounting

The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) for the first time. The disclosures required by IFRS 1 concerning the transition from IS GAAP to IFRSs are given in note 37.

The consolidated interim financial statements have been prepared on historical cost basis, except for the revaluation of certain properties and financial instruments. The principal accounting policies adopted are set out below.

Basis of Preparation

The consolidated interim financial statements have been prepared on the basis of stable platform of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) to be applied by the first-time adopters.

The IFRS financial information has been prepared on the basis of all IFRS and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB effective for 2005 reporting.

The preparation of the interim financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Notes to the Interim Financial Statements

Background

- The IFRS project

In June 2002, the Council of the European Union adopted a Regulation requiring listed companies in its Member States to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005. The first Annual Report for the Group prepared under IFRS will be that for the year ending 31st December 2005. The first financial results announcement prepared in accordance with IFRS will be that for the first quarter of 2005.

The Group's project to convert its financial reporting from IS GAAP to IFRS has now been completed. A training program has been completed, rolled out to all finance staff worldwide and the adjusted historical data, which provides the comparative information under IFRS in 2005, has been prepared.

As 2003 will be the earliest year for which full IFRS financial statements will be presented in the Annual Report 2005, the transition date to IFRS for the Group is 1st January 2003. Normally accounting changes of this nature would require full retrospective application, but under the IFRS transitional rules, certain adjustments only have to be applied with effect from the transition date of 1st January 2003.

- IFRS 1 exemptions

IFRS 1, First-Time Adoption of International Financial Reporting Standards, permits those companies adopting IFRS for the first time to take some exemptions from the full requirements of IFRS in the transition period. The Group intends to take the following key exemptions:

• Business combinations: Business combinations prior to the transition date (1st January 2003) have not been restated an IFRS basis.

• Fair value or revaluation as deemed cost: An entity may elect to use fair value or a previous GAAP revaluation at the date of the opening balance sheet date as deemed cost. Carrying amount of property, plant and equipment is not recalculated.

• Share-based payments: A first-time adopter has an option not to apply IFRS 2 retrospectively to equity instruments granted on or before 7 November 2002. This exemption is taken since it is not allowed to disclose the fair value of those equity instruments which was not disclosed as determined at the measurement date.

• Financial instruments: Financial instruments in the Annual Report are recorded on the existing IS GAAP basis, rather than in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'.

The Group adopts IAS 39 in full on 1st January 2005. One of the exemptions available under IFRS 1 relaxes the requirement to comply with IAS 32 and IAS 39 until that time. The Group intends to take advantage of this exemption, and so, in 2003 and 2004, financial instruments are accounted for and presented on a Icelandic GAAP basis. On 1st January 2005 an adjustment to the opening balance sheet are made to reflect the movements from the IS GAAP carrying values to the IAS 32 and IAS 39 values, which for many financial instruments is fair value.

The IFRS financial information has been prepared on the basis of taking these exemptions.

Interim financial statements of Actavis Group hf. 31 March 2005 10 *Amounts are in thousands of euro*

Notes to the Interim Financial Statements

Basis of consolidation

-Subsidiaries

The consolidated interim financial statements incorporate the interim financial statements of the Group and enterprises controlled by the Group (its subsidiaries). Control is achieved where the Group has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The consolidated interim financial statements have been prepared using the purchase method of consolidation accounting. When ownership in subsidiaries is less than 100%, the minority interest in the subsidiaries' income or loss and stockholders equity is accounted for in the calculation of the consolidated income or loss and the consolidated stockholders equity.

The results of subsidiaries acquired or disposed of during the period are included in the interim consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the Consolidation.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

-Associates

An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee.

The results and assets and liabilities of associates are incorporated in these interim financial statements using the equity method of accounting. Investments in associates are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of the associates in excess of the group's interest in those associates are not recognised.

Where a group company transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate. Losses may provide evidence of an impairment of the asset transferred in which case appropriate provision is made for impairment.

-Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition. Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous IS GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under IS GAAP prior to 2003 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Revenue recognition

Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received and when title and risk of loss passes to the customer.

Revenue is recognised as follows for the different activities of the business after deductions for discounts and returns.
• Revenue from sales of pharmaceutical products is recognised on delivery to the customer, at which point the risk and rewards of ownership pass to the customer.
• Revenue from dossier sales is recognised in accordance with contractual milestones, upon confirmation of acceptance of the completion of the milestones by customers.
• Payments received from customers in advance of performance of the groups obligations are included as deferred revenue, and not recognised as income until the group performs its obligations.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognised as assets at their cost value at the date of acquisition and are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The corresponding liability to the lessor is included in the balance sheet as an obligation under finance leases.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Foreign currencies

Transactions in foreign currencies other than euro are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Foreign exchange differences arising on translation are recognized in the income statement.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

The interim financial statements of foreign subsidiaries that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the balance sheet date before they are translated into euros.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Notes to the Interim Financial Statements

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss.

Post retirement benefit

- Defined contribution scheme
The Group's contributions to defined contribution plans are charged to the income statement as incurred.

- Employee termination indemnity
In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees on retirement or on termination for reasons other than resignation or misconduct. These payments are calculated based on a pre-determined formula and are subject to certain upper limits. The accrued liability is based on the present value of the future obligation of the Group that may arise from the retirement of the employees.

- Post retirement payment scheme
Government legislation in Bulgaria requires employers to pay retirement benefits based on an employees final salary and years of service to the Group. A calculation is performed annually by a qualified actuary to determine the Groups obligation in respect of this scheme.

Taxation

The tax expense comprises tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. [Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible]. The Group's liability for current tax is calculated using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in respect of previous years.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Notes to the Interim Financial Statements

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future benefits will be available against which the assset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Intangible assets

-Research and development

Research and development costs comprise costs relating to the Group's research and development activities, including clinical studies, amortisation and depreciation, and labour costs which are directly or indirectly attributable to the Group's research and development activities. Research costs are recognised into the income statement as incurred.
An internally-generated intangible asset arising from the Group's clinical development is recognised if all of the following conditions are met:

- The technical feasibility of completing the intangible asset so that it will be available for use or sale.
- Its intention to complete the intangible asset and use or sell it.
- Its ability to use or sell the intangible asset.
- How the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.
- The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
- Its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets are amortised on a straight-line basis over their useful lives, generally five years.

-Other intangible assets

Other intangible assets separately acquired or acquired as part of a business combination are amortised over their estimated useful lives from the time they are available for use. Other intangible assets consist of purchased software and dossiers. The amortization charge for each period is recognised as an expense. The useful life applied to other intangible assets is five years.

Property, plant and equipment

Property, plant, and equipment is carried at acquisition or manufacturing cost, less depreciation and impairment losses. Subsequent acquisition costs are capitalized. The manufacturing cost of self-constructed property, plant, and equipment is calculated on the basis of the directly attributable unit costs as well as an appropriate share of overheads, including depreciation and impairment losses. In the case of acquisitions denominated in foreign currencies, subsequent exchange rate movements do not affect recognition of the asset at the original acquisition or manufacturing cost.

The depreciable amount of the asset is allocated on a straight-line basis over its useful life. The useful life is regularly reviewed and adjusted to the expected life. Impairment losses are charged where required in accordance with IAS 36, and these are subsequently reversed if the original grounds for the write-down no longer apply. The depreciation charge for each year is recognised as an expense, on the following bases:

Property and plant	2-8%
Equipment	10-33%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or the lease term if shorter.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment of tangible and intangible assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount if no impairment loss has been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. An impairment loss in respect of goodwill is not reversed.

Notes to the Interim Financial Statements

Cash and Cash equivalents

Bank balances and cash comprise cash and short-term deposits held by the Consolidation treasury function. The carrying amount of these assets approximates their fair value.

Trade receivables

Trade receivables do not carry any accrued interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Accounts receivable in other currencies than euro, are valued at the exchange rates prevailing on the balance sheet date.

Investments

Investments in other companies are valued at acquisition cost less provisions for estimated impairment losses on certain investments.

Securities which the company has the expressed intention and ability to hold to maturity are valued at cost, less an allowance for estimated irrecoverable amounts.

Financial Liability and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost comprises direct materials and, where applicable, direct labor costs and those overhead expenses that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less the estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and are presented as a reduction of net equity. Possible gains or losses on purchase or sale of treasury shares are not reported in the income statement.

Provisions

Provision is recognised when an enterprise has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring costs are recognised when the company has a detailed formal plan for the restructuring which has been notified to affected parties.

Share-based Payments

On 1 January 2003, Actavis Group hf. applied the requirement of IFRS 2 Share-based Payments. In accordance with the transition provisions, IFRS 2 will be applied to all options granted after 7 November 2002 that were unvested as of 1 January 2003. All options in Actavis Group hf. were granted prior to 7 November 2002.

The Group issues equity-settled and cash-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Interest-bearing borrowings

Interest-bearing borrowings are recorded initally at fair value less attributable transaction cost. Subsequent to initial recognition, interest bearing borrowings are started at amortised cost with any difference between cost and redemption value recoginised in profit or loss over the period of the borrowings on an effective interest basis.

Accounts payable

Accounts payable are valued at nominal value and accounts payable in other currencies than euro have been booked at the exchange rates prevailing on the balance sheet date.

Earnings per share

Earnings per share is the ratio between profit and weighted average number of shares for the period and reveals net profit per share. The nominal value of each share amounts to one ISK. Calculation of diluted earnings per share takes into consideraton stock options made with the Groups' employees and the prospective deliverance of shares related to those options.

3. Segment reporting

The consolidation uses geographical markets as its primary segments. Segment infomation according to location of assets for YTD 2005:

	West Europe	East Europe	Others	Eliminations	Total
Segment revenue......................................	68.061	68.040	0	(34.310)	101.790
Segment results...	13.665	11.845	(74)	(15.055)	10.381

Interim financial statements of Actavis Group hf. 31 March 2005 18 *Amounts are in thousands of euro*

4. Salaries

Salaries and related expenses paid by the consolidation are specified as follows in thousands of euro:

	YTD 2005	YTD 2004
Salaries	22.933	22.889
Related expenses	4.051	2.617
	26.984	25.506

Number of employees at end of period	6.935	5.192
Average numer of positions	6.923	5.149

Allocation of salaries to items of income statement:

	YTD 2005	YTD 2004
Cost of goods sold	9.554	8.919
Sales and marketing	6.338	6.287
Research and development	5.075	4.366
General and administrative	5.027	4.711
	25.994	24.283

Allocation of salaries to items of balance statement:

Development	903	1.201
Pharmaceutical know - how	39	0
Allocation to intangible asset	47	22
	990	1.223

Notes to the Interim Financial Statements

5. Financial income / (expenses)

	YTD 2005	YTD 2004
Net financial income and expenses		
Interest income	1.199	788
Interest expenses	(3.070)	(4.574)
Currency fluctuations	(5.327)	1.496
	(7.199)	(2.290)

6. Earnings per share

The calculation of Earnings per Share is based on the following data:

	YTD 2005	YTD 2004
Net profit	10.381	21.332
Total average number of shares outstanding during the period	2.791	2.839
Total average number of shares including potential shares (in thousands)	2.794	2.849
Basic Earnings per Share (EUR)	0,00372	0,00751
Diluted Earnings per Share (EUR)	0,00372	0,00749

7. Goodwill

	YTD 2005
At 1 January 2005	236.801
Currency adjustments during period	1.205
Recognised on acquisition of a subsidiary	5.313
At 31 March 2005	243.319

8. Other intangible assets

	Development-cost	Others intangibles	Total
Cost			
At 1 January 2005	34.345	13.385	47.730
Currency adjustments during period	(288)	325	37
Additions due to merger	640	469	1.109
Additions during period	3.830	952	4.782
Revaluation of assets	0	(19)	(19)
Disposals during period	(23)	(9)	(32)
At 31 March 2005	38.504	15.105	53.608
Amortization			
At 1 January 2005	9.736	7.372	17.108
Currency adjustments during period	242	318	560
Additions due to merger	0	191	191
Sales during period	0	0	0
Disposals during period	0	0	0
Amortised of asset disposals	0	0	0
Impairment during period	0	0	0
Amortised during period	1.357	283	1.640
At 31 March 2005	11.335	8.164	19.499
Net book amounts	27.168	6.941	34.109

The amortization of other intangible assets, classified by operational category, is specified as follows:

	YTD 2005	YTD 2004
Cost of sales	168	200
Sales and marketing expenses	13	6
Administration	49	129
Research and development	1.410	1.411
	1.640	1.746

Interim financial statements of Actavis Group hf. 31 March 2005 21 *Amounts are in thousands of euro*

9. Property, plant and equipment

	Property and plant	Machinery and equipment	Total
Cost			
At 1 January 2005	86.242	168.253	254.495
Currency adjustments during period	3.199	5.886	9.085
Additions due to merger	599	1.842	2.441
Additions during period	2.230	12.214	14.444
Sales during period	0	(25)	(25)
Disposals during period	0	(1.680)	(1.680)
At 31 March 2005	92.270	186.490	278.760
Accumulated depreciation			
At 1 January 2005	28.142	81.125	109.267
Currency adjustments during period	1.001	3.092	4.093
Additions due to merger	17	974	992
Disposals during period	0	(1.286)	(1.286)
Depreciation during period	574	3.478	4.052
At 31 March 2005	29.735	87.384	117.118
Net book amounts	62.535	99.106	161.641

Depreciation, classified by operational category, is shown in the following schedule:

	YTD 2005	YTD 2004
Cost of goods sold	2.454	1.798
Sales and marketing expenses	491	340
Administration	455	479
Research and development	651	481
	4.052	3.098

Interim financial statements of Actavis Group hf. 31 March 2005 22 *Amounts are in thousands of euro*

10. The Consolidation

At the end of the period the Group owned sixteen subsidiaries that are all included in the consolidation. The subsidiaries owned twenty-one subsidiaries at the end of the period. The companies are as follows:

Name of subsidiary	Place of registration and operation	Ownership %	Principal activity
Actavis hf. (Delta hf.)	Iceland	100%	Production, Sales and Marketing
Actavis BV (Medis Holland BV)	Netherlands	100%	Holding company
Actavis Ltd. (Pharmamed Ltd)	Malta	100%	Productions
Actavis Trading Ltd	Malta	100%	Trading
Actavis Ltd.	Cyprus	100%	Holding company
Balkanpharma Healthcare Int.	Cyprus	100%	Sales and Marketing
MM Pharma LLC	USA	100%	Sales and Marketing
Verben S.A.	Uruguay	50%	Production, Sales and Marketing
Actavis AD (Balkanpharma AD)	Bulgaria	100%	Holding company/S&M
Balkanpharma Dubnitsa AD	Bulgaria	95%	Production
Balkanpharma Troyan AD	Bulgaria	98%	Production
Balkanpharma Razgrad AD	Bulgaria	94%	Production
Balkanpharma Security AD	Bulgaria	100%	Security services
Balkanpharma Macedonia	Macedonia	100%	Production
Balkanpharma OOO	Russia	100%	Sales and Marketing
Actavis OOO	Russia	90%	Sales and Marketing
Actavis UK Ltd.	UK	100%	Administration
Actavis Inc. (Pharmaco Inc.)	USA	100%	Business Development
Actavis Nordic A/S	Denmark	100%	Business Support
Actavis AS	Denmark	100%	Sales and Marketing
Nordisk Ibu-Pharma ApS	Denmark	100%	Sales and Marketing
Actavis OY	Finland	100%	Sales and Marketing
Actavis A/S	Norway	100%	Sales and Marketing
Actavis A/B (UNP Sweden AB)	Sweden	100%	Sales and Marketing
Biovena Pharma Sp.	Polland	100%	Sales and Marketing
Colotech AS,	Denmark	86%	Research and Develpment
Fako İlaçlari AŞ	Turkey	89%	Production, S&M and R&D
Medis GmbH	Germany	60%	Sales and Marketing
Medis Ltd.	Isle of Man	100%	Sales and Marketing
Medis ehf.	Iceland	100%	Third party sales
Medis Danmark AS	Denmark	100%	Third party sales
NM Pharma ehf.	Iceland	100%	Sales and Marketing
Omega Farma ehf.	Iceland	100%	Production
Zenara Pharma Ltd.	UK	50%	Joint venture
Zdravlje AD	Serbia	73%	Prodcution, S&M and R&D
Zdravlje T Trade Ltd.	Serbia	100%	Sales and Marketing
Zdravlje ITR.	Serbia	100%	Distribution

In the beginning of February, the Group acquired 100% of the issued share capital of Biovena Pharma Sp. Biovena Pharma Sp. specialises in sales and marketing of generic pharmaceuticals.

Interim financial statements of Actavis Group hf. 31 March 2005 23 *Amounts are in thousands of euro*

Notes to the Interim Financial Statements

11. Inventories

	YTD 2005	2004
Raw material	31.364	32.361
Work in progress	16.636	14.348
Finished goods	30.000	24.415
Other inventories	1.497	448
	79.496	71.572

12. Share capital

Capital stock is as follows in thousands of shares and EUR thousands, the nominal value of each share is one Icelandic krona.

	Shares	Ratio	EUR
Outstanding capital stock at the end of the period	2.791.162	93,2%	36.181
Treasury shares at the end of the period	202.618	6,8%	2.340
Total capital stock issued	2.993.780	100,0%	38.521

13. Risk management

The principal objective of risk management is to reduce financial risk in the Group and to increase its financial stability. The Group's risk management policy constitutes a framework of guidelines and rules covering areas such as foreign exchange, interest, and use of derivatives, as well as liquidity and credit risk. The Group's treasury and risk management function is centralised and supports this objective by identifying, evaluating and hedging financial risk. The Group's Treasury guarantees cost-efficient funding and acts as an internal bank for the subsidiaries.

• Market risk
Foreign exchange risk, transaction and translation exposure. The Group operates internationally and is exposed to foreign exchange risk from various currencies. The underlying net foreign exchange transaction exposure is hedged with derivatives, mainly foreign exchange contracts. These instruments all have maturity of less than one year. The Group only hedges foreign exchange currency cash flow forecast of less than 12 months. Translational risk arises as a result of converting the Group's financial results to the functional currency. Translational risk is not hedged.

• Interest rate risk
Fluctuations in interest rates have a direct impact on earnings. The interest rates used in the Group's budget are based on forward rates and the Group policy is to have the majority of funding on floating interest rates.

• Credit risk
The Group has no significant credit risk. To minimise credit risk it focuses on ensuring that customers have an appropriate credit history and various guarantees are given. There is an active monitoring.

• Liquidity and refinancing risk
The Group has uncommitted and committed credit lines in place to maintain sufficient liquidity and a flexibility in funding. The parent company is a net borrower and surplus liquidity is used to repay external debts.

14. Interest bearing loans

Interest bearing loans are specified as follows in thousands of EUR:

	YTD 2005	2004
Loans in USD	31.869	31.003
Loans in EUR	125.793	133.257
Loans in CHF	13.882	12.209
Loans in DKK	0	527
Loans in GBP	2.932	2.301
Loans in JPY	12.557	11.923
Loans in SEK	2.005	1.442
Loans in MTL	8.226	8.272
Loans in BGL	3.153	3.268
Loans in ISK	814	230
Loans denominated in other currencies	129	0
	201.361	204.432
Current maturities, included in interest bearing loans	(39.649)	(41.448)
Interest bearing loans	161.712	162.984

Aggregated annual maturities are as follows:

On demand or within 12 months	39.649	41.448
Within 24 months	18.088	30.027
Within 36 months	33.865	23.346
Within 48 months	83.287	82.407
Within 60 months	6.561	6.421
Subsequent years	19.913	20.783
	201.361	204.432

15. Obligation under finance leases

Accounts payable under finance leases:	Minimum lease payments YTD 2005	Minimum lease payments YTD 2004	Remaining balances YTD 2005	Remaining balances YTD 2004
Obligation under finance leases	7.150	8.092	6.195	7.052
Current maturities	(1.584)	(2.507)	(1.578)	(2.158)
Long term obligation under finance leases	5.566	5.585	4.617	4.894
Aggregated annual maturities are as follows:				
In 2005	1.584	2.507	1.578	2.158
In 2006	1.473	2.203	1.351	1.907
In 2007	1.089	919	958	820
In 2008	769	681	684	516
Later	2.235	1.782	1.624	1.651
	7.150	8.092	6.195	7.052
Less: future finance charges	(955)	(1.040)		
Remaining balances	6.195	7.052		

The management estimates that the fair value of the consolidated lease obligations approximates their carrying amount.

The obligations under finance leases are pledged by the lessor's charge over the leased assets.

Interim financial statements of Actavis Group hf. 31 March 2005 26 *Amounts are in thousands of euro*

Notes to the Interim Financial Statements

16. Provisions

	Restructuring provisions
At 1 January 2005	3.961
Additional provision in the year	3.237
Utilisation of provision	(3.550)
At 31 March 2005	3.648

The restructuring provision represents an employee termination indemnity due to the Turkish subsidiaries. In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments which are calculated on the basis of an agreed formula, are subject to certain upper limits and are recognized in the accompanying financial statements as accrued. The reserve has been calculated by estimating the present value of the future obligation of the Group that may arise from the retirement of the employees in accordance with international accounting standards.

17. Commitments

The Company is committed to increase the share capital of it's subsidiary, Colotech AS by EUR2.5 million. The payments will be made by five installments during the next three years.

The Company is committed on behalf of its subsidiary Zdravlje to invest EUR11.4 million in Serbia during the next three years.

The Company is committed to increase the share capital of it´s subsidiary, DLF by EUR671 thousand.

The Company has guaranteed a loan granted to its subsidiary, Fako, amounting to EUR12.0 million.

According to the purchase agreement of Amide there is an earnout clause of up to EUR79 million subject to certain conditions.

According to the purchase agreement of Biovena there is an earnout clause of up to EUR5 million subject to certain conditions.

Interim financial statements of Actavis Group hf. 31 March 2005 27 *Amounts are in thousands of euro*

18. Explanation of Transition to IFRSs

As stated in note 2, these are the Group's first interim financial statements prepared in accordance with IFRS. The Accounting policies in note 2 have been applied in preparing the consolidated interim financial statements for the three months ended 31 March 2005, the comparative information for three months ended 31 March 2004, the financial statements for the year ended 31 December 2004 and 2003 and the preparation of an opening IFRS balance sheet at 1 January 2003 (the Group's date of transistion).

In preparing its opening balance sheet, comparative information for the three months ended 31 March 2004 and financial statements for the year ended 31 December 2004, the Group has adjusted amounts previously reported in financial statements prepared in accordance with previous GAAP.

An explanation of how the transistion from previous GAAP to IFRSs has effected Groups financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Reconciliation of equity at 31 December 2004

Note		Previous GAAP	Effect of 1.1.2004 transition to IFRSs	Effect of 2004 transition to IFRSs	IFRSs
9.	Property, plant and equipment	142.523	1.502	1.203	145.228
7.	Goodwill	229.126	6.995	680	236.801
8.	Intangible Assets	32.905	(993)	(1.290)	30.622
	Deferred tax asset	21.217	12	18	21.247
	Financial Assets	10.002	(688)	(1.127)	8.187
	Total non-current assets	435.773	6.828	(516)	442.085
	Trade receivables	113.974	0		113.974
11.	Inventories	71.572	2.469	(2.469)	71.572
	Other receivables	39.850	0	(640)	39.210
	Cash and cash equivalents	17.325	0	0	17.325
	Total current assets	242.721	2.469	(3.109)	242.081
	Total assets	678.494	9.297	(3.625)	684.166
14.	Interest bearing loans	297.561	(4.753)	45	292.852
	Trade and other payables	78.029	(5.769)	1.119	73.379
	Employee benefits	5.753	0	0	5.753
	Restructuring provision	0	5.071	(1.110)	3.961
15.	Obligagtion under finance leases	0	6.661	391	7.052
	Deferred tax liability	9.578	621	(706)	9.493
	Total liabilities	390.921	1.831	(261)	392.490
	Total assets less total liabilities	287.573	7.466	(3.364)	291.676
	Outstanding capital stock	135.297	(503)	(281)	134.513
	Accrued stock option	47	(281)	234	0
	Other reserves	(29.250)	6.432	(593)	(23.410)
	Retained earnings	171.286	1.797	(2.364)	170.720
	Stockholders equity	277.380	7.445	(3.004)	281.823
	Minority interest	10.193	21	(361)	9.853
	Total equity	287.573	7.466	(3.365)	291.676

Interim financial statements of Actavis Group hf. 31 March 2005 28 *Amounts are in thousands of euro*

18. Explanation of Transition to IFRSs, *continued*

Reconciliation of income statement for YTD 2004

	YTD 2004 Previous GAAP	Effect of transition to IFRSs	YTD 2004 IFRSs
Revenue	117.472	0	117.472
Cost of sales	(60.069)	(5.368)	(65.437)
Gross Profit	57.403	(5.368)	52.035
Other revenue	8.378	3.409	11.787
Sales and marketing expenses	(12.822)	(1.367)	(14.189)
Research and development expenses	0	(8.401)	(8.401)
General and administrative expenses	(10.487)	(534)	(11.021)
Other operating expenses	(6.706)	6.706	0
Depreciation and amortisation	(4.942)	4.942	0
Income / (Loss) from associates	0	(282)	(282)
Finance income (expenses)	(3.113)	823	(2.290)
	(29.692)	5.296	(24.396)
Profit before tax	27.711	(72)	27.639
Tax expense	(6.813)	998	(5.815)
Minority interest	(729)	237	(492)
Net profit (loss)	20.169	1.163	21.332

Presentation

Depreciation of fixed assets is now allocated to appropriate line items in the income statement such as cost of goods sold, sale and marketing, research and development and general and administrative instead of presenting it in a separate line as previously. Impairment of goodwill is presented as a separate line in the income statement. Previously the impairment was included in the line depreciation and amortization.

Balance sheet items have been reclassified to be in conformity with newly applied IFRS rules.

Investment in subsidiaries

In March 2004 the International Accounting Standards Board issued revised rules on business combinations. The Group's accounting methods concerning acquisition of subsidiaries have been adjusted to the new regulations

All business combinations are accounted for by applying the purchase method. Goodwill has been recognized in acquisitions of subsidiaries and represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment.

Interim financial statements of Actavis Group hf. 31 March 2005 29 *Amounts are in thousands of euro*

18. Explanation of Transition to IFRSs, *continued*

Negative goodwill arising on an acquisition is recognized directly in the income statement.

The effect of applying IFRS to business combinations concerning subsidiaries is an increase in net equity at year-end 2004 by the amount of EUR12.7 million. The effect on the income statement for the year 2004 is an increase in net earnings of EUR48 thousand.

Development expenses
According to IFRS companies that undertake product development should capitalise such cost if an entity can demonstrate that the projects meet certain conditions and it can be demonstrated that future economic benefit will flow to companies. The Group has capitalised development cost that meets such conditions.

The Group hired specialists to assist in reviewing the Group's compliance with IFRS concerning capitalised development expenses. The specialists submitted a detailed report on the matter which was used as a guide when the accounting methods concerning capitalisation of development cost were established.

The changes made to the capitalised development expenses resulted in a reduction of EUR4.2 million at year-end 2004. The effect on the operation in the year 2004 is a reduction in net earnings amounting to EUR1.6 million.

Associates
The accounting methods applied to investment in associates has been changed to IFRS. Investment in associates is accounted for using the equity method. The difference between the purchase price and the share in net equity of the associate at the date of acquisition is allocated to identifiable assets and treated accordingly. The difference between the cost of the acquisition and the fair value of the net identifiable assets acquired is treated as goodwill and stated at cost less any accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment.

The effect of new accounting methods concerning associates results in a reduction of net equity in the amount of EUR2.2 million. Net earnings for the year 2004 is reduced by EUR1.1 million by this change.

Translation reserve
Accumulated foreign exchange difference arising on the translation of financial statements of foreign subsidiaries to the Group's reporting currency is eliminated as of 1 January 2003. Other changes in the translation reserve relate to the changes made to the financial statements of the subsidiaries when applying IFRS.

Changes in translation differences in the Group's stockholder's equity due to the implementation of IFRS by foreign subsidiaries is a reduction of EUR2.8 million.

Other changes
Other changes made to the Group's financial statements on the implementation of IFRS relate to the recognition of leased assets, changes in depreciation of fixed assets and share based payments.

The total increase in the Group's stockholders' equity at year-end 2004 due to other changes amounts to EUR0.9 million. Net earnings for the year 2004 are reduced by EUR0.4 million due to these other changes.

The Group applied IAS 39 as of 1 January 2005. The application results in a recognition of derivatives which are are recogniced at fair value and interest-bearing loans are stated at amortized cost with any difference between cost and redemption value recogniced in profit or loss over the period of the borrowings on an effective interest rate. The effect of applying IAS 39 is an increase in net equity at 1 January 2005 amounting to EUR1.3 million.

Interim financial statements of Actavis Group hf. 31 March 2005 30 *Amounts are in thousands of euro*

19. Events after the balance sheet date

-Business combination

In May the Group acquired Amide Pharmaceutical Inc., a company specialising in developing, manufacturing and marketing pharmaceuticals, for an initial gross consideration of EUR386million in cash with up to an additional EUR77 million payable over two years subject to performance. The acquisition will be financed partially through a pre emptive placing in Iceland of it own treasury shares (6,6%) and an issue of new shares to raise a total of EUR250 in market value. The balance of the consideration for the acquisition will be financed with a new 5-year syndicated credit facility of EUR500 million which will partly be used to refinance Actavis' existing short- and long-term liabilities.

20. Financial ratios

The main financial ratios for the Group are as follows:	YTD 2005	YTD 2004
Equity ratio	0,40	0,41
Current ratio	1,05	1,16
Return on equity	14,72%	37,61%
Internal value of shares	8,42	7,79
EBITDA	24.565	35.055
EBITDA as a percentage of revenues	24,1%	27,1%
Working capital provided by operating activities	24.759	29.706

Interim financial statements of Actavis Group hf. 31 March 2005 31 *Amounts are in thousands of euro*

actavis
hagur í heilsu

Reykjavík 26 May 2005

Press release

Implementation of the International Financial Reporting Standards / IFRS and the effect on the financial reporting of Actavis Group hf.

Actavis Group hf. has implemented the International Financial Reporting Standards (IFRS) from 1 January 2005, which conforms to the requirements made of companies listed on European stock exchanges. This press release is intended to inform the market about the effect that these changes will have on financial reporting from 2004.

According to IFRS comparative financial information shall be restated. Actavis Group hf. has implemented IFRS from 1 January 2003 and has therefore restated its balance sheet for 1 January 2003 and its annual accounts for 2003 and 2004. In this press release significant changes of the Group's financial information will be brought out and the effect of these new rules on the company's equity in the beginning of 2004, on the net profit for 2004 and equity at year-end 2004 will be revised.

Overall, the operating profit (EBIT) for 2004 becomes EUR88.5 million, which was previously shown as EUR89.1 million. As a percentage of sales, EBIT becomes 19.52%, compared with 19.72%. Profit before depreciation and impairment loss becomes EUR113.8 million or 25,1% of sales, and was previously EUR114.7 million or 25.39% of sales. Net profit for 2004 decreases by EUR2.4 million and becomes EUR60.3 million compared to EUR6.27 million.

The company's equity increases on 1 January by EUR7.4 million. On 31 December it increases by EUR4.4 million and becomes EUR281.8 million, while in the previous accounting method equity was EUR277.4 million. The equity ratio increases from 40.88% into 41.19%

The figures that are published here have been audited.

The following is a more detailed account of specific items.

Presentation

The presentation of the income statement, balance sheet and cash flow statement change considerably from previous form by the adoption of IFRS. Notes to the financial statements are more detailed and reveal more information than previously. These changes however do not have

any affect on the Group's financial position or the result of its operation. Changes in the valuation of assets and liabilities according to IFRS have immaterial effect on the book value of total assets, stockholders' equity and the operating result. The cash flow statement is also mostly unaffected.

Depreciation of fixed assets is now allocated to appropriate line items in the income statement such as cost of goods sold, sale and marketing, research and development and general and administrative instead of presenting it in a separate line as previously. Impairment of goodwill is presented as a separate line in the income statement. Previously the impairment was included in the line depreciation and amortization.

Balance sheet items have been reclassified to be in conformity with newly applied IFRS rules.

Investment in subsidiaries

In March 2004 the International Accounting Standards Board issued revised rules on business combinations. The Group's accounting methods concerning acquisition of subsidiaries have been adjusted to the new regulations.

All business combinations are accounted for by applying the purchase method. Goodwill has been recognized in acquisitions of subsidiaries and represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment.

Negative goodwill arising on an acquisition is recognized directly in the income statement.

The effect of applying IFRS to business combinations concerning subsidiaries is an increase in net equity at year-end 2004 by the amount of EUR12.7 million. The effect on the income statement for the year 2004 is an increase in net earnings of EUR48 thousand.

Development expenses

According to IFRS companies that undertake product development should capitalise such cost if an entity can demonstrate that the projects meet certain conditions and it can be demonstrated that future economic benefit will flow to companies. The Group has capitalised development cost that meets such conditions.

The Group hired specialists to assist in reviewing the Group's compliance with IFRS concerning capitalised development expenses. The specialists submitted a detailed report on the matter which was used as a guide when the accounting methods concerning capitalisation of development cost were established.

The changes made to the capitalised development expenses resulted in a reduction of EUR4.2 million at year-end 2004. The effect on the operation in the year 2004 is a reduction in net earnings amounting to EUR1.6 million.

Associates

The accounting methods applied to investment in associates has been changed to IFRS. Investment in associates is accounted for using the equity method. The difference between the purchase price and the share in net equity of the associate at the date of acquisition is allocated to identifiable assets and treated accordingly. The difference between the cost of the acquisition and the fair value of the net identifiable assets acquired is treated as goodwill and stated at cost less any accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment.

The effect of new accounting methods concerning associates results in a reduction of net equity in the amount of EUR2.2 million. Net earnings for the year 2004 is reduced by EUR1.1 million by this change.

Translation reserve

Accumulated foreign exchange difference arising on the translation of financial statements of foreign subsidiaries to the Group's reporting currency is eliminated as of 1 January 2003. Other changes in the translation reserve relate to the changes made to the financial statements of the subsidiaries when applying IFRS.

Changes in translation differences in the Group's stockholder's equity due to the implementation of IFRS by foreign subsidiaries is a reduction of EUR2.8 million.

Other changes

Other changes made to the Group's financial statements on the implementation of IFRS relate to the recognition of leased assets, changes in depreciation of fixed assets and share based payments.

The total increase in the Group's stockholders' equity at year-end 2004 due to other changes amounts to EUR0.9 million. Net earnings for the year 2004 are reduced by EUR0.4 million due to these other changes.

Effect on the balance sheet

The effect of IFRS on the Group's balance sheet at 1 January 2004 and 31 December 2004 is explained in the following table:

	As at 01.01.2004			As at 31.12.2004		
	Previous GAAP	Effect of transition to IFRSs	Opening IFRS balance sheet	Previous GAAP	Effect of transition to IFRSs	IFRS
Property, plant and equipment	114.633	1.502	116.135	142.523	2.704	145.227
Goodwill	235.038	6.995	242.033	229.126	7.675	236.801
Intangible Assets	24.916	(993)	23.923	32.905	(2.283)	30.622
Deferred tax asset	14.966	12	14.978	21.217	30	21.247
Financial Assets	7.426	(688)	6.738	10.002	(1.815)	8.187
Total non-current assets	**396.979**	**6.828**	**403.807**	**435.773**	**6.311**	**442.084**
Trade receivables	72.307	0	72.307	113.974	0	113.974
Inventories	78.852	2.469	81.321	71.572	0	71.572
Other receivables	19.421	0	19.421	39.850	(641)	39.209
Cash and cash equivalents	29.968	0	29.968	17.325	0	17.325
Total current assets	**200.548**	**2.469**	**203.017**	**242.721**	**(641)**	**242.080**
Total assets	**597.527**	**9.297**	**606.824**	**678.494**	**5.670**	**684.164**
Interest bearing loans	283.621	(4.753)	278.868	297.561	(4.709)	292.852
Trade and other payables	72.264	(5.769)	66.495	78.029	(4.653)	73.376
Employee benefits	5.539	0	5.539	5.753	0	5.753
Provision	0	5.071	5.071	0	3.961	3.961
Obligation under finance leases	0	6.661	6.661	0	7.052	7.052
Deferred tax liability	8.333	621	8.954	9.578	(85)	9.493
Minority interest	7.295	21	7.316	10.193	(339)	9.854
Total liabilities	**377.052**	**1.852**	**378.904**	**401.114**	**1.227**	**402.341**
Total assets less total liabilities	**220.475**	**7.445**	**227.920**	**277.380**	**4.443**	**281.823**
Outstanding capital stock and share premium	137.016	(503)	136.513	136.247	(783)	135.464
Accrued stock option	281	(281)	0	47	(47)	0
Hedging reserve and translation reserve	(28.634)	6.432	(22.202)	(30.200)	5.839	(24.361)
Retained earnings	111.812	1.797	113.609	171.286	(566)	170.720
Total equity	**220.475**	**7.445**	**227.920**	**277.380**	**4.443**	**281.823**

Reconciliation of stockholders' equity

The Group's stockholders' equity as of 1 January 2004 is increased by EUR7.4 million and by EUR4.5 million at year-end 31 December 2004. Changes in net equity due to the implementation of IFRS are specified as follows:

	IFRS	1 January 2004	31 December 2004
Total equity previous GAAP		**220.475**	**277.380**
Equity method in associates	**28**	(1.030)	(2.159)
Recognition of finance leases	**17**	21	576
(De)Recognition of development costs less amortisation	**38**	(2.533)	(4.161)
Change in Goodwill	**3**	12.639	12.684
Change in Depreciation in fixed assets	**16**	449	382
Change in translation reserve	**21**	(2.101)	(2.837)
Stock option	**2**	0	(42)
Total adjustment to equity		**7.445**	**4.443**
Total equity IFRS		**227.920**	**281.823**
Equity ratio according to previous GAAP		**36,90%**	**40,88%**
Equity ratio according to IFRS		**37,56%**	**41,19%**

Reconciliation of net earnings

Due to reclassification of balance sheet items the Group's operating revenue increase by EUR1.5 million for the year 2004. Cost of goods sold in increased by EUR10.6 of which EUR3.7 relate to the expensing of purchase price of subsidiaries in excess of identifiable assets and EUR6.9 million due to depreciation that is allocated to cost of sales according to IFRS. Net margin is reduced by EUR10.8 million due to this reclassification, operating profit is reduced by EUR0.6 million and net earnings is reduced by EUR2.4 million. The effect of the implementation of IFRS on individual items in the income statement is as follows:

Effects of IFRS adoption in Profit/Loss	**Year 2004**		
	Previous GAAP	**Effect of transition to IFRSs**	**IFRS**
Sales	424.761	(165)	424.596
Cost of sales	(214.376)	(10.631)	(225.007)
Gross profit	**210.385**	**(10.796)**	**199.589**
Other revenues	26.936	1.680	28.616
Sales and marketing expenses	(61.584)	(3.308)	(64.892)
Research and development expenses	0	(32.269)	(32.269)
General and administrative expenses	(36.973)	(2.477)	(39.450)
Other operating expenses	(24.056)	24.056	0
Depreciation and amortisation	(25.646)	25.646	0
Impairment losses on fixed assets	0	(3.128)	(3.128)
Operating profit	**89.062**	**(597)**	**88.465**
Income / (Loss) from associates		(1.129)	(1.129)
Finance income (expenses)	(10.611)	(1.736)	(12.347)
Profit before tax	**78.451**	**(3.461)**	**74.990**
Tax expense	(11.431)	723	(10.708)
Minority interest	(4.364)	368	(3.996)
Net profit	**62.656**	**(2.370)**	**60.286**
EBIT %	**19,72%**		**19,52%**
EBITDA %	**25,39%**		**25,10%**
EBITDA €	**114.708**		**113.758**

Effect on cash flows

The implementation of IFRS does not result in any significant changes in cash as reported in the cash flow statement. There are only minor changes due to reclassification of items between operating activities, investing activities and financing activities.

For further information please contact:

Halldór Kristmannsson, forstöðumaður innri og ytri samskipta
Sími +354 535 2300 / +354 840 3425. Netfang hkristmannsson@actavis.com.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Presentation of 1Q Results

27.5.2005 11:02:50

News categories: Corporate results
Actavis Group Presentation of 1Q.pdf

Print

See attachement.

actavis
creating value in pharmaceuticals

1Q 2005 Financial Results

Analyst Meeting 26 May 2005



actavis
creating value in pharmaceuticals

Forward looking statement

Any statement contained in this presentation that refers to Actavis' estimated or anticipated future results or future activities are forward-looking statements which reflect the Company's current analysis of existing trends, information and plans. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially depending on factors such as the availability of resources, the timing and effect of regulatory actions, the success of new products, the strength of competition, the success of research and development issues, unexpected contract breaches or terminations, exposure to product liability and other lawsuits, the effect of currency fluctuations and other factors. Actavis does not undertake the obligation to update or alter these forward-looking statements beyond its duties as an issuer of listed securities on the Iceland Stock Exchange.

actavis
creating value in pharmaceuticals

Agenda

1. Financial results
2. Sales performance
   - Own label
   - Third party
3. Acquisition of Amide
   - Overview
   - Building a global generic leader
   - Financing
4. Summary and expectations
5. Q&A


PHARMACY
FARMACIA
APOTHEKE
Melita

actavis
creating value in pharmaceuticals

Financial highlights



Effects of transition to IFRS

Changes in shareholders equity

- Transition of IFRS 2004 EUR4.4 million*
- Transition of IFRS 1 January 2005, due to implementation of IAS 39, EUR1.4 million**

Changes in profit

- Transition of IFRS decrease of EUR2.4 million in 2004***

*Notes to the Interim Financial Statements no. 18
**Changes in the statement on total equity.
***See press release on IFRS from 26 May 2005

Financial highlights 1Q

1Q 2005 Highlights

- Strong organic growth for own brand, 14.0% between years
- As anticipated sales to Third-party declined between years 54.6%
- Operating expenses down 16.3%
- Net cash provided by operating activities EUR25 million, compared with EUR6 million in Q1 2004
- Acquisition of Lotus Laboratories
- Acquisition of Pharma Avalanche
- First IFRS reporting

Key Financials 1Q

/	1Q 2005	1Q 2004	% Change
Operating revenues........	101,790	129,259	-21.3%
Total operating expenses.	(82,918)	(99,048)	-16.3%
EBITDA.....................	24,565	35,055	-29.9%
EBIT.........................	18,872	30,211	-37.5%
Profit before tax..........	11,674	27,639	-57.8%
Taxes........................	(579)	(5,815)	-90.0%
Net profit..................	11,095	21,824	-49.2%
Underlying Growth........	-21.9%	19.0%	-40.9%
Earnings per share (EPS).	0.00372	0.00751	-50.5%

Financial highlights

Revenues by segments


1Q 2004
1Q 2005
Other Revenues 7%
API 4%
Intellectual Property 2%
Own brand 44%
3rd party sales 43%
Other Revenues 5%
API 6%
Intellectual Property 3%
3rd party sales 23%
Own brand 63%

Financial highlights

Sales by geographic region


1Q 2004
1Q 2005
Baltics 1%
Others 5%
Spain 1%
Ukraine 2%
Netherlands 2%
Iceland 3%
Austria 4%
Scandinavia 4%
UK 7%
Serbia 6%
Russia & CIS 6%
Bulgaria 11%
Turkey 17%
Germany 31%
Others 9%
Baltics 1%
UK 1%
Spain 2%
Ukraine 2%
Netherlands 3%
Iceland 5%
Austria 3%
Scandinavia 5%
Serbia 8%
Germany 10%
Russia & CIS 11%
Bulgaria 14%
Turkey 26%

Revenues by quarter


€ Million
140
120
100
80
60
40
20
0
126
109
105
112
102
1Q 2004
2Q 2004
3Q 2004
4Q 2004
1Q 2005

EBITDA to revenue


€ Million
40
30
20
10
0
30%
28%
26%
24%
22%
20%

	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005
EBITDA	35.8	26.3	26.5	26.1	24.6
EBITDA to Revenues	28.4%	24.2%	25.2%	23.4%	24.1%

Cost ratios development
EUR million


% of revenue
60%
50%
40%
30%
20%
10%
0%

EUR million	Cost of Sales	Sales & Marketing	General	R&D	Total
1Q 2004	65.4	14.2	11.0	8.4	99.0
1Q 2005	50.5	14.1	9.4	8.9	82.9

Balance sheet
Equity & liabilities


EUR million
800
700
600
500
400
300
200
100
0

	31/3 2005	31/12 2004	Change
Non-current assets	483.8	442.1	41.7
Current assets	279.9	242.1	37.8
Total assets	763.7	684.2	79.5

Cash Flow

EUR '000

	1Q 2005	1Q 2004
Working capital from operating activities	24,759	29,706
Net Cash provided by operating activities	24,755	5,858
Investing activities	-41,266	-13,959
Financing activities	26,359	1,852
Net change in cash and cash equivalents	9,848	-6,249
Effects of foreign exchange adjustments	471	344
Cash and cash equivalents at beginning of period	17,325	29,968
Cash and cash equivalents at end of period	27,644	24,063


actavis
Sales performance

Divisional overview

Main divisions for sales of products and intellectual property

Sales & Marketing, international (own-label)

- Own-label products developed by Actavis or in-licensed from other companies, but in Actavis livery
- Key markets include Turkey, Bulgaria, Russia, Serbia and Scandinavia

Sales & Marketing, Third-party Global

- Sales of products developed by Actavis to third parties
- Key markets include Germany, Austria, the Netherlands, Spain and Denmark

North America division

- Affects Actavis results in 3Q
- Sales of own label and private label products


actavis
Own-label sales - 1Q

Sales development

EUR64.2 million

Own-label sales by quarters

	1Q 2004	1Q 2005	% Change
Sales	55.6	64.2	15.5%
% of Group Revenues	43.0%	63.0%	46.6%
Underlying Growth	8.8%	14.0%	N/A

- Highlights for 1Q 2005
  - Own-label represented 63.0% of the Group's revenue
  - Good progress in many markets and performance in line with expectations
  - Strong contribution from Turkey, Russia and Serbia
  - Continued pressure on prices and government reforms
  - Number of new product launches in all key markets

Own-label sales

Top 10 products

Total EUR64.2 million



EUR million
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Cravit
Oraceftin
Alfasid
Bioment
Troxevasin
Almagel
Phezam
Enalapril
Sedalgin Neo
Helipak

Top 10 products account for 34.3% of Own-label sales

Sales by therapeutic classes and markets



Own-label sales by markets
1Q 2005
ROW 3%
Serbia 11%
Turkey 36%
Northern Europe 11%
Russia, Ukraine & CIS 19%
Bulgaria 20%



Own-label sales by therapeutic classes
1Q 2005
Other 15.3%
Anti-infectives 30.8%
Alimentary 15.8%
CNS 16.1%
Cardiovascular 22.0%

Own-label

Turkey
- Strong growth from 2004
- 36% of divison sales
- Government imposed price decreases
- One new market launch and number of other new products towards the end of the year

Bulgaria
- 20% of division sales
- New reimbursement levels with authorities expected to generate more revenue in coming months
- Number of new product launches
- Strong performance in the quarter



EUR million
1Q 2005
19.1%
25
20
15
10
5
0
1Q 2004
1Q 2005



EUR million
1Q 2005
2.7%
15
10
5
0
1Q 2004
1Q 2005

Own-label

Russia, Ukraine & CIS
- Excellent growth from 2004
- 16% of division's sales
- Price increases and increased emphasis on sales and marketing activities
- Three new market launches
- Strong performance in the quarter

North Europe
- 11% of division's sales
- Negative growth of 2.1% from Q1 2004, because of price reductions in Iceland
- Three new market launches



EUR million
1Q 2005
12
10
8
6
4
2
0
47.4%
1Q 2004
1Q 2005



EUR million
1Q 2005
8
6
4
2
0
-2.1%
1Q 2004
1Q 2005

Third-Party sales



Asyran

Sales development
EUR26.8 million

Third-Party sales by quarters - highlights

	1Q 2004	1Q 2005	% Change
Sales	59.0	26.8	-54.6%
% of Group Revenues	46.9%	26.3%	-43.9%
Underlying Growth	57.7%	-54.6%	N/A

Highlights for 2005
- Generally in line with expectation
- Majority of the year's product launches in Q2-Q4
- Sales of finished products below expectations
- Sale of intellectual property above expectations
- Significant growth noted in Southern Europe i.e. Spain and France

Third-Party
Total EUR26.8 million

Sales by segments



Finishead Products
88%
Intellectual Property
12%

Sales by therapeutic class



Alimentary 0.8%
Other 5.9%
Anti-infectives 14.2%
Cardiovascular 29.4%
CNS 49.6%

Intellectual Property
- 3.1 million
- Revenues from 28 products

Finished products
- 23.7 million
- Revenue from 32 products

Third-Party sales by markets
Finished products total EUR23.7 million



Other 15%
Germany 34%
Belgium 5%
France 5%
Denmark 8%
Spain 8%
Netherland 10%
Austria 11%
UK 3%

*Market split excludes intellectual property

Third-Party
Top 10 products
Total EUR23.7 million



EUR Million
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Citalopram
Ciprofloxacin
Paroxetine
Mirtazapine
Lisnopril
Lisnoril HTC
Sertraline
Fluconazol
Enalapril
Ramipril HCT

Top 10 products account for 84% of finished products Third-Party sales

Third-Party

Germany
- 34% of the division's sales in the quarter
- Negative growth of 76.1%
- Customers reducing inventory levels
- Largest variance in the sales of Ramipril tablets and Ramipril HCT



EUR million
1Q 2005
40
30
20
10
0
-76.1%
1Q 2004
1Q 2005

Austria
- In line with expectations
- 11% of division sales in the quarter
- Negative growth of 32.3%
- Lower sales of Citalopram for international distribution



EUR million
1Q 2005
5
4
3
2
1
0
-32.3%
1Q 2004
1Q 2005

Third-Party

Netherlands
- 10% of the division's sales in the quarter
- Sales of Mirtazapine above expectations, but Ranitidine below expectations



EUR million
1Q 2005
4
3
2
1
0
8.6%
1Q 2004
1Q 2005

Spain
- 8% of the division's sales in the quarter
- 63.9% growth
- Sertraline, single most important product



1Q 2005
63.9%
1Q 2004
1Q 2005

actavis
creating value in pharmaceuticals

Acquisition of Amide



actavis
creating value in pharmaceuticals

Acquisition rationale

- Creates one of the leading global generics companies, covering most of the largest world markets
- Provides a strong platform into U.S. market from which to launch future products
- Enhanced product development, production capacity and regulatory expertise in U.S.
- Broad portfolio with over 500 products on the market with minimal overlap
- Total of 136 products in development post merger and 15 ANDA's expected to file in 2005
- Combined 2004 pro forma sales of EUR537.6 m, 18% in U.S.

actavis
creating value in pharmaceuticals

Transaction summary

• Shares acquired:	100%
• Acquisition price	Initial gross consideration is US$500 million in cash. Acquired company expected to have a cash balance on closing of approx. US$40 million
• Earnout:	A further US$100 million subject to performance targets
• Consideration:	Fully paid in cash
• Conditions:	US anti-trust clearance
• Completion:	Early Q3 2005
• Equity offering	Placing to raise EUR250 million (m.value) in Iceland
• Loan facility	New loan facility of EUR500 million including refinancing of current Actavis debt

actavis
creating value in pharmaceuticals

Earn out

Two earn out periods

- First period 2005 - maximum earn out US$70 million
  - Minimum earnout target is US$71 million in gross profit
- Second period 2006 - maximum earnout US$30 million
  - Minimum earnout target is US$95 million in gross profit







actavis
creating value in pharmaceuticals

Overview of Amide



actavis
creating value in pharmaceuticals

Overview of Amide

- Privately-owned company founded in 1983
- Headquarters in Little Falls, New Jersey, USA
- Develops, manufactures & markets solid-dose generic pharmaceuticals
- FDA approved manufacturing facility with annual capacity of 1.5 billion tablets/capsules
- New plant under construction will raise capacity to 6-8 billion per annum
- Over 200 full-time employees

actavis
creating value in pharmaceuticals

Overview of Amide

Operates three revenue streams

- Generic products under Amide name and private customer label
- Contract development for third parties
- Manufacturing services for third parties


Contract manufacturing
6%
Private label
2%
Amide label
92%

actavis
creating value in pharmaceuticals

Amide's growth profile

- 67 products currently on the market
- 42 products in pipeline, including 12 ANDAs pending FDA approval
- Pursue products with higher barriers to entry Select Paragraph IV opportunities


US$ million
Revenue growth 23%
100
80
60
40
20
0
70
86
2003
2004

- Expand partnerships, outsourcing and in-licensing opportunities to introduce alternate dosage forms
- Maintain aggressive product introduction schedule

* 2004 according to US GAAP. 2003 according to management account


actavis
creating value in pharmaceuticals
Building a global generic leader

actavis
creating value in pharmaceuticals

Product pipeline
Well diversified


New launches in 2005
USA
10
Own-label
35
Third-party
14

136 products combined in development and registrations


Other 8%
Vitamin 4%
Respiratory System 7%
Antiinfectives 7%
Musculo-skeletal 12%
Alimentary tract 14%
Cardiovascular 19%
Central nervous 29%
8%
4%
7%
12%
14%
19%
29%

Up to 60 new launches in 2005

actavis
creating value in pharmaceuticals

Enlarged Group Summary

EUR million	Actavis	Amide	Combined
Revenues	451.7	85.9	537.6
Cost of sales	214.4	29.6	244.0
Operation profit (EBITDA)	114.7	42.8	157.5
Profit before tax	78.5	42.3	120.8
Net profit	62.6	N.A.*	N.A.*
Total assets	678.5	67.9	746.4

Status of products in developement as of 1 May 2005

	Actavis	Amide	Combined
Products in pipeline	70	30	100
Under FDA review	2	12	14
Products in European registrations	22	0	22
Development pipeline	94	42	136

•Number of products in European registrations is only from own development and does not include in-licensed products
•Not applicable, due to Amide being a S-corporation. Since owners pay tax of the profit, the net profit is not comparable between companies.


actavis
creating value in pharmaceuticals
Financing

actavis
creating value in pharmaceuticals

Financing

- **5-year Syndicated Credit Facility EUR500 million**
  - Acquisition financing and refinancing of current short- and long-term debt provided by Bank of America and ABN AMRO
  - Rights issue of EUR250 million
  - Partially issued from Actavis' own treasury shares (6.7%)



actavis
creating value in pharmaceuticals

Summary and expectations



actavis
creating value in pharmaceuticals

Well positioned for future growth

Pipeline
- Up to 60 new launches expected in 2005 in Group markets
- Close to 136 projects (US and Europe) in development - one of the strongest pipelines in the industry

Regulatory
- Strong focus on regulatory excellence
- Good track record of bringing new products to the market at time of patent expiry

Financial
- Cost competitiveness (production, sourcing, R&D and vertical integration) - manufacturing in low cost regions
- Financial strengths and high profitability

Market reach
- Geographical strength in Europe and US - geographical diversity
- Diversified product portfolio

actavis
creating value in pharmaceuticals

Expectations for the enlarged Group

- **Expectations for 2005**
  - Single digit underlying growth
  - Strong EBITDA to sales margins of 26% or above
- **Expectations for 2006**
  - Strong underlying growth
  - EBITDA to sales margins in excess of 27%




actavis
creating value in pharmaceuticals
Questions!

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Reported Insider Trading 1.6.2005 14:54:40

News categories: Insider trading Print

Halldór Kristmannsson, Actavis Group hf. Manager of Corporate Communications, has today extented the forward contract regarding shares in Actavis Group hf. that was disclosed on November 30, 2004. Furthermore has Halldor transferred his other shares in Actavis Group under the contract. The contracts new redemption date is November 1, 2005 and the redemption is to take place within 5 weeks from that date. The forward price of the shares is 43,3 per share. The insider's holdings after this transaction remains unchanged, ISK 988.350 of nominal value.

The transactions do not affect Halldor's holdings and voting rights.

ACTAVIS GROUP HF.

MATERIALS ACCOMPANYING APPLICATION BY ACTAVIS GROUP HF. FOR THE RULE 12G3-2(B) EXEMPTION

February 13, 2006

CONFIDENTIAL

Volume 3 of 5

Dewey Ballantine LLP
New York

1301 Avenue of the Americas
New York, New York 10019
Telephone: 212-259-8000
Facsimile: 212-259-6333

Number	Date of Document	Name of Document
1.	2/8/05	Actavis Expands in India via Acquisition and Strategic Collaboration
2.	2/8/05	Actavis Group - Analyst Meeting on 22 February 2005
3.	2/10/05	Actavis Group - Will Publish its results for 4Q on 21 February
4.	2/21/05	Actavis Group hf. - Consolidated financial statements for the year ended 31 December 2004 Euro
5.	2/23/05	Actavis Group - Insider Trading
6.	2/25/05	Actavis sells manufacturing plant in Bulgaria News categories: Corporate news
7.	2/28/05	Actavis Group - Presentation of Annual Results 2004
8.	2/28/05	Actavis Group - Annual Results 2004 News categories: Corporate results
9.	2/28/05	Actavis Group - Presentation of Annual Results 2004 News categories: Corporate results
10.	3/4/05	Actavis Group - Annual General Meeting on 31 March 2005 News categories: Shareholder meetings
11.	3/21/05	Actavis Group - Announcement News categories: Shareholder meetings
12.	3/21/05	Actavis Group - Market making agreement with Íslandsbanki hf. News categories: Corporate news
13.	3/22/05	Actavis acquires Pharma Avalanche News categories: Corporate news
14.	3/23/05	Actavis Group - Agreement to Acgurie Lotus Laboratories News categories: Corporate news
15.	3/23/05	Actavis Group - Chief Executive of Finance to step down News categories: Corporate news
16.	3/24/05	Actavis Group - Proposals for Annual Meeting 31 March 2005 News categories: Shareholder meetings
17.	3/30/05	Actavis Group - Annual Report 2004 News categories: Corporate results
18.	3/30/05	Actavis Group - Dividend payment News categories: Corporate news
19.	3/31/05	Agenda of the annual general meeting of Actavis Group hf. 31 March 2005 News categories: Shareholder meetings
20.	4/1/05	Actavis Group - Results of Annual Meeting 31 March 2005 News categories: Shareholder meetings
21.	5/13/05	Actavis Group, Matching Halted, News Pending News categories: Exchange reactions
22.	5/13/05	Actavis Group - Comment on share price News categories: Corporate news
23.	5/13/05	Actavis Group hf. moved to Observation List News categories: Exchange reactions
24.	5/20/05	Actavis to acquire US generics company Amide

		News categories: Corporate news
25.	5/20/05	Actavis Group moved from Observation List News categories: Exchange reactions
26.	5/20/05	Actavis Group - Announcement News categories: Corporate news
27.	5/23/05	Actavis Group - 1Q Results and Analyst Meeting on 26 May 2005 News categories: Corporate results
28.	5/26/05	Actavis Group - Implementation of IFRS and effect on financial reporting News categories: Corporate news
29.	5/26/05	Actavis Group - 1Q Results News categories: Corporate results
30.	5/26/05	Actavis Group - Implementation of IFRS and effect on financial reporting News categories: Corporate news
31.	5/27/05	Actavis Group - Presentation of 1Q Results News categories: Corporate results
32.	6/1/05	Actavis Group - Reported Insider Trading News categories: Insider trading
33.	6/3/05	Actavis Group hf. - Share Offering - Pre-emptive rights News categories: Corporate news
34.	6/3/05	Actavis Group - Insider Trading News categories: Insider trading
35.	6/7/05	Actavis Group - Share Offering News categories: Corporate news
36.	6/7/05	Actavis Group - Notification of issuer holding News categories: Trading in own shares
37.	6/8/05	Actavis Group - Share options for key managers News categories: Corporate news
38.	6/8/05	Actavis Group - Market Making Agreement with Landsbanki Íslands News categories: Corporate news
39.	6/13/05	Actavis Group - Prospectus News categories: Prospectuses
40.	6/15/05	Actavis Group hf. - Insider Trading News categories: Insider trading
41.	6/15/05	Actavis Group hf. - Insider Trading News categories: Insider trading
42.	6/24/05	Actavis Group closes a successful rights issue News categories: Corporate news
43.	6/24/05	Actavis Group - Announcement News categories: Insider trading
44.	6/28/05	Actavis Group hf. - Insider Trading News categories: Insider trading
45.	7/1/05	Actavis Group - Insider Trading News categories: Insider trading
46.	7/4/05	Actavis Group - New Shares Listed News categories: Listings / Delistings
47.	7/6/05	Actavis Group - Notification of issuer holdings

		News categories: Trading in own shares
48.	7/22/05	Actavis sells manufacturing plant in Bulgaria News categories: Corporate news
49.	7/25/05	Actavis Group EUR 600,000,000 Senior Credit Facility News categories: Corporate news
50.	7/28/05	Actavis completes acquisition of US generics company Amide News categories: Corporate news
51.	8/10/05	Actavis Group - 2Q Results 2005 News categories: Corporate results
52.	8/10/05	Mark Keatley appointed as Actavis Group's Chief Executive of Finance News categories: Corporate news
53.	8/10/05	Actavis Group - Presentation of 2Q Results 2005 News categories: Corporate results
54.	8/10/05	Actavis Group, Insider Trading News categories: Insider trading
55.	8/11/05	Actavis Group - Insider Trading News categories: Insider trading
56.	8/19/05	Actavis Group - Notification of issuer holdings News categories: Trading in own shares
57.	8/30/05	Actavis Group - Announcement News categories: Corporate news
58.	9/9/05	Actavis acquires Higia in Bulgaria News categories: Corporate news
59.	9/19/05	Actavis Group - Major Holdings News categories: Major holdings
60.	9/30/05	Actavis acquires Kéri Pharma Generics News categories: Corporate news
61.	10/11/05	Svafa Gronfeldt appointed Deputy to the CEO of Actavis Group News categories: Corporate news
62.	10/17/05	Actavis Group, Matching Halted, News Pending News categories: Exchange reactions
63.	10/17/05	Actavis Group - In final discussions with third party News categories: Corporate news
64.	10/17/05	Shares of Actavis Group moved to Observation List News categories: Exchange reactions
65.	10/17/05	Actavis to acquire Alpharma's Human Generics business News categories: Corporate news
66.	10/17/05	Actavis Group - Shares moved from Observation List News categories: Exchange reactions
67.	10/17/05	Actavis Group - Analyst Meeting News categories: Corporate news
68.	11/8/05	Actavis Group - Will publish its results for 3Q on 14 November News categories: Corporate results
69.	11/14/05	Announcement of Actavis Group financial results News categories: Corporate results

70.	11/15/05	Actavis Group - 9 Months Results News categories: Corporate results
71.	11/15/05	Actavis Group - Presentation of 3Q Results 2005 News categories:
72.	11/16/05	Actavis Group - Insider Trading News categories: Insider trading
73.	11/21/05	Actavis Group - Insider Trading News categories: Insider trading
74.	11/24/05	Actavis Group - Announcement of shareholders' meeting on 2 December 2005 News categories: Shareholder meetings
75.	11/24/05	Actavis Group - Share options exercised and new shares issued News categories: Insider trading Corporate news
76.	12/5/05	Actavis Group - Results of Shareholders Meeting 2 December 2005 News categories: Shareholder meetings
77.	12/5/05	Actavis Completes its Acquisition of Higia ad in Bulgaria News categories: Corporate news
78.	12/7/05	Actavis Group - Share increase News categories: Corporate news
79.	12/8/05	Actavis Group - Increase in Share Capital News categories: Listings / Delistings
80.	12/20/05	Actavis Completes Acquisition of Alpharma's Human Generics Business News categories: Corporate news
81.	12/20/05	Actavis Group - Made changes to its Organisational Structure News categories: Corporate news
82.	1/9/06	Actavis Chief Executive Increases Shareholding
83.	1/12/06	Actavis successfully completes syndication of $1.3 billion acquisition facility
84.	1/20/06	Actavis Group - Increases Share Capital
85.	1/23/06	Actavis acquires remaining stake in Turkish pharmaceutical company Fako

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group hf. - Share Offering - Pre-emptive rights

3.6.2005 09:54:55

News categories: Corporate news

Print

In relation to the decision of the Board of Directors of Actavis Group hf., to issue new shares in the Company, to finance the acquisition of the US generic pharmaceutical company, Amide Pharmaceuticals, it has been decided that the shareholders pre-emptive rights in such a share offering will be based on the Company's share registry at end of trading today, 3 June 2005. Shareholders that have been inserted into the share registry as of the above time will have pre-emptive rights to purchase the new shares to be issued. Shares that are purchased after end of trading on 3 June 2005 will not have pre-emptive rights in the share offering.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Insider Trading 3.6.2005 16:39:26

News categories: Insider trading Print

The owners of Milestone Import Export Ltd. and Milestone ehf. have made an agreement on transfer of shares in Actavis Group hf. Milestone ehf. is now holder of 95.827.338,44 of nominal value of shares in Actavis Group hf. Furthermore has Milestone ehf. acquired the right to purchase from Milestone Import Export Ltd. Actavis Group hf. shares in for the nominal value of ISK 27.506.625.

Milestone Import Export Ltd. has today sold to Landsbanki Islands hf. ISK 49.627.792 of nominal value of shares in Actavis Group hf., who parallel has sold Milestone ehf. the shares according to a 6 month forward agreement.

Milestone Import Export Ltd. has also transferred to Milestone ehf. its rights according to a forward agreement with Islandsbanki hf. regarding the purchase of ISK 10.416.095 of nominal value of shares in Actavis Group hf.

Milestone Import Export Ltd. and Milestone ehf. are owned by Ingunn Wernersdóttir, Karl Wernersson and Steingrímur Wernersson. The transactions do not have any influence on the voting rights of Milestone ehf. and financially related parties in Actavis Group hf. Karl Wernersson is a member of the board of directors in Actavis Group hf.

Actavis Group - Share Offering 7.6.2005 11:13:34

News categories: Corporate news Print

Correction: In total 543,478,442 shares will be sold to shareholders

The Board of Directors of Actavis Group hf. has decided to increase the share capital by 344,864,993 shares or 11.5% of the total share capital. The share capital is 2,993,780,301 shares prior to the share increase but will be 3,338,645,294 after the increase. The new shares will only be offered to shareholders. The Board of Directors also decided to sell 198,613,449 own shares in the offering. In total 543,478,442 shares will be sold to shareholders or 18.15% of the total share capital.

The price of the new shares and the own shares in the offering will be ISK 38.5 per share. The subscription period will be from 15 to 23 June 2005, both days included.

The shareholders' pre-emptive rights will be based on the Company's share registry at end of trading, 3 June 2005.

Shareholders may subscribe to a higher amount than their pre-emptive right. Shareholders may assign to other parties their right to subscription in part or in full. The right to increased subscription is non-assignable.

Islandsbanki hf. acts as a manager in the share offering and underwrites the offering along with Landsbanki Islands hf.

Payment coupons are to be paid no later than 30 June 2005.

In the next few days a Prospectus will be published on the Iceland Stock Exchange and shareholders will be sent a letter with further information on the offering arrangement.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Share Offering

7.6.2005 11:13:34

News categories: Corporate news

Print

Correction: In total 543,478,442 shares will be sold to shareholders

The Board of Directors of Actavis Group hf. has decided to increase the share capital by 344,864,993 shares or 11.5% of the total share capital. The share capital is 2,993,780,301 shares prior to the share increase but will be 3,338,645,294 after the increase. The new shares will only be offered to shareholders. The Board of Directors also decided to sell 198,613,449 own shares in the offering. In total 543,478,442 shares will be sold to shareholders or 18.15% of the total share capital.

The price of the new shares and the own shares in the offering will be ISK 38.5 per share. The subscription period will be from 15 to 23 June 2005, both days included.

The shareholders' pre-emptive rights will be based on the Company's share registry at end of trading, 3 June 2005.

Shareholders may subscribe to a higher amount than their pre-emptive right. Shareholders may assign to other parties their right to subscription in part or in full. The right to increased subscription is non-assignable.

Islandsbanki hf. acts as a manager in the share offering and underwrites the offering along with Landsbanki Islands hf.

Payment coupons are to be paid no later than 30 June 2005.

In the next few days a Prospectus will be published on the Iceland Stock Exchange and shareholders will be sent a letter with further information on the offering arrangement.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - notification of issuer holding 7.6.2005 16:28:57

News categories: Trading in own shares Print

On 3 June 2005, Omega Farma ehf. sold Actavis Group hf. it's shares in Actavis Group hf. for the nominal value of ISK 207.570. Omega Farma ehf. is a daughter company of Actavis Group hf.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Share options for key managers 8.6.2005 09:38:56

News categories: Corporate news

The Board of Actavis Group (ICEX: ACT) has granted share options to key employees of the Group based on the Group's share option scheme. The employee beneficiaries are authorised to exercise one third of their option each year, for three years. The annual exercise date is 10 November commencing 10 November 2005. The exercise period is 10 days from the exercise date. The options have a strike price of IKR 38.5 per share. The Board has granted an option for a total of IKR 44,155,844 in nominal value for this purpose. Allocation of the option is IKR 19,870,130 for the Group's nine Chief Executives. Twenty one members of the Groups senior management were granted a total of IKR 24,285,714 in nominal value.

The options granted to the Chief Executives are allocated as follows:

Name	Position	Nominal value	Price	Ovnership post transactio n
Aidan Kavanagh	Chief Executive of Operations	2,207,792	38.50	2,254,792
Ashok Narasimhan	Chief Executive of Strategic Businesses	2,207,792	38.50	
Gudbjorg Edda Eggertsdottir	Chief Executive of Sales & Marketing, Third-party, Global	2,207,792	38.50	21,498,933
Gudrun S. Eyjolfsdottir	Chief Executive of Quality Affairs	2,207,792	38.50	2,872,538
Per Edelmann	Chief Executive of Sales & Marketing International	2,207,792	38.50	
Sigurdur Oli Olafsson	Chief Executive of Corporate Development	2,207,792	38.50	
Stefan J. Sveinsson	Chief Executive of Research & Development	2,207,792	38.50	3,325,225
Svafa Gronfeldt	Chief Executive of Strategy and Organisational Development	2,207,792	38.50	
Divya Patel	Chief Executive of North America	2,207,792	38.50	

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Market Making Agreement with Landsbanki Íslands 8.6.2005 14:18:10

News categories: Corporate news Print

Actavis Group hf. (ACT) has entered into an agreement with Landsbanki Íslands hf. (Landsbanki) regarding market making of Actavis Group's issued shares listed on the Iceland Stock Exchange. The agreement will take effect on 9 June 2005. The market making agreement with Islandsbanki hf. will remain in effect.

As a market maker, Landsbanki is obligated to submit in its proprietary account daily bid and ask orders of ACT stock at the minimum of 300.000 shares. Order prices shall be determined by Landsbanki; the maximum bid/ask spread may not exceed 1,5% and the difference from the last price paid may not be greater than 3%. New orders shall be placed within 15 minutes in succession to prior orders getting filled. Under the agreement, Landsbanki is obligated to provide liquidity of 200 million ISK in market value daily.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Prospectus 13.6.2005 08:32:19

News categories: Prospectuses
Actavis Group Auglýsing.pdf
Actavis Group Prospectus.pdf
Actavis Group Advertisement.pdf

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See attachment

avis Group hf.
mptive share offering

Subscription period 15 June to 23 June 2005

Purpose of the offering

On 20 May 2005, Actavis Group hf. (Actavis) announced that it had reached an agreement to acquire Amide Holdings Inc., a holding company for the generic pharmaceuticals company Amide Pharmaceuticals. The purpose of the share offering is to finance a part of the acquisition.

Total shares offered

The Board of Directors of Actavis has agreed to issue new shares according to an authorisation from the Annual General Meeting on 31 March 2005. In total, 344,864,993 new shares will be offered to shareholders in addition to 198,613,449 own shares of the Company. The total shares offered in the share offering, new shares and own shares, amount to 543,478,442 shares.

Offering Arrangement

The offer price is ISK38.5 per share.

Shareholders are authorised to subscribe to shares in the Company in proportion to their shareholding at the end of trading on the Iceland Stock change on 3 June 2005 according to the Company's register. Shareholders may subscribe to a higher amount than their pre-emptive right.

Shareholders may assign to other parties their right to subscription in part or in full. If any shareholders do not exercise their rights to subscribe or to assign their rights, the remainder will be divided among shareholders, who have subscribed to a higher amount than their pre-emptive right. In the event of an oversubscription the amount will be divided in proportion to those shareholders' holdings as per the Company's register at the end of trading on the Iceland Stock Exchange on 3 June 2005. The amount assigned to shareholders, who have subscribed to a higher amount than their pre-emptive right, may therefore be lower than the subscription. The right to increased subscription is non-assignable.

Shareholders can subscribe on the website www.isb.is from 10:00 (GMT) on 15 June until 16:00 on 23 June 2005.

A user name and password is required to subscribe. This information has been sent to shareholders by letter post.

Subscription to and/or assignment of shares is legally binding upon the shareholders acceptance of the subscription and/or assignment of the shares on the website. An electronic confirmation of successful registration will be the pre-condition for a subscription being viewed as valid. A confirmation will appear at the end of the subscription, which shareholders can print out our receive by electronic mail.

Shareholders with no internet access, or who have problems with the subscription, will be able to subscribe by phoning Islandsbanki's Service Desk, tel. +354 440 4920, on weekdays between 9:00 and 17:00 (GMT) during the subscription period. Shareholders can also obtain assistance in any of Islandsbanki's branches during opening hours, during the subscription period. Shareholders who receive Islandsbanki's assistance subscribing by phone or at the bank's branches, will receive confirmations by e-mail or by letter post whichever they prefer. Subscriptions will not be accepted by any other means than described above.

The results of the offering will be publicly announced on the ICEX's web page, http://news.icex.is, before 10:00 GMT 24 June 2005. The shareholders may obtain information on the allocation of the shares on www.isb.is through the same web page they used to subscribe for the shares, no later than 25 June 2005.

Payment

Shareholders who subscribe for shares will be sent payment coupons no later than 27 June 2005, to be paid on 30 June 2005. If prompt and full payment is not received, the debt may be collected in accordance with Icelandic law. Instead of collecting, the Company reserves the right to cancel unilaterally the unpaid subscription and reallocate subscriptions at its discretion.

Delivery of Shares

The new shares will be issued electronically at the ISD. When the shares have been issued at the ISD, they will be delivered to the shareholders the day after the receipt of correct payment. Delivery of the shares is expected to take place no later than 7 July 2005.

Prospectus

The Prospectus prepared in relation to the offering can be obtained from the Issuer and Manager and their webpages:

Actavis Group hf., Reykjavikurvegur 76-78, 220 Hafnarfjordur, tel. 535 2300, www.actavis.com.

Islandsbanki hf., Kirkjusandur, 155 Reykjavík, tel. 440 4000, www.isb.is, actavisutbod2005@isb.is.

ÍSLANDSBANKI

actavis
creating value in pharmaceuticals

Group 36b

Prospectus - *June 2005*

Offering of 543,478,442 shares
Subject to pre-emptive subscription rights
Share Price ISK 38.5
Subscription Period 15 - 23 June 2005

Manager: Islandsbanki hf. ÍSLANDSBANKI

Statements

Issuer's statement

The Board of Directors of Actavis Group hf., ID No. 500269-7319, Reykjavikurvegi 76-78, 220 Hafnarfjordur, hereby declares that, to the best of its knowledge, the information in this Prospectus both accords fully with the facts and no important items have been omitted which could effect the evaluation of Actavis Group hf. or its shares.

Reykjavik, 9 June 2005
on behalf of the Board of Directors,

Robert Wessmann,
ID No. 041069-3769
President and CEO of Actavis Group hf.

Manager's statement

Islandsbanki hf., ID No. 550500-3530, Kirkjusandur, 155 Reykjavik, hereby declares that in preparing this Prospectus it has gathered the data which in its estimation was necessary to provide a true and fair picture of Actavis Group hf. and its shares. To the best of our knowledge no important items have been omitted which could effect the evaluation of the issuer or the shares for which listing is sought.

Reykjavik, 9 June 2005
on behalf of Islandsbanki hf.

Orn Gunnarsson,
ID No. 181168-3159
Executive Director, Corporate Advisory

Solveig Agustsdottir,
ID No. 250574-5929
Associate Corporate Advisory

Auditor's Statement

We the undersigned, KPMG Endurskodun hf. ID. No. 590975-0449, Borgartún 27, 105 Reykjavík, have audited and expressed an unqualified opinion on the financial statements of Actavis Group for the financial years 2002 to 2004; Actavis Group's financial statement for 2004 is included as an appendix to this Prospectus. We have also compiled Actavis Group's three-month interim statement for the period ended 31 March 2005, which is also an appendix to this Prospectus. A compilation is limited to presenting the form of financial statement's information that is the representation of management. We have not audited or reviewed the Actavis Group's accompanying three-month interim statements and accordingly, do not express an opinion or any other form of assurance on them.

Reykjavik, 9 June 2005
on behalf of KPMG Endurskodun hf.

Alexander G. Edvardsson,	Audur Thorisdottir,
ID No. 300957-4399	ID No. 311261-7549

1 Notice to Investors

The offering and listing of new shares in Actavis Group hf. are made pursuant to Icelandic law and regulations. This Prospectus has been prepared in accordance with the Act on Activities of Stock Exchanges and Regulated OTC Markets, No. 34/1998 and Rules for issuers of securities listed on the Iceland Stock Exchange Ltd.

The Prospectus is prepared only in English.

The distribution of this document and the offering and sale of the shares in Actavis Group hf. may be restricted by law in certain jurisdictions and therefore persons in possession of this document should observe any such restrictions. This document does not constitute or form part of any offer or invitation to purchase any of the shares in any other jurisdiction than Iceland. The offering is made in Iceland according to Icelandic law and regulation.

This offering and listing of new shares are made in connection with Actavis Group's acquisition of Amide Holdings Inc. and its wholly owned subsidiary, Amide Pharmaceutical Inc. Amide Holdings' Inc. sole purpose is to hold shares in Amide Pharmaceuticals, Inc. Overall, a total of up to 344,864,993 shares are to be issued for this purpose. In addition 198,613,449 own shares will be sold in the offering.

In this Prospectus, the words "Actavis Group", "Actavis", "the Group", "the Issuer" and "the Company" refer to Actavis Group hf. and its subsidiaries, unless otherwise indicated by the wording or context. The word "Amide" refers to Amide Holdings Inc. and its subsidiary Amide Pharmaceutical, Inc., unless otherwise indicated by the wording or context. A glossary of further terms is to be found in Section 11.2.

Islandsbanki hf. is the Manager of the Share offering and listing. This Prospectus has been compiled by Islandsbanki's Corporate Advisory, in co-operation with the Company's management and Board of Directors. This implies that the necessary data and information have been gathered to provide as clear a picture as possible of the Company's activities and of its shares. The expert advice of attorneys and auditors has also been sought as appropriate. Logos Legal Services acts as legal counsel for the Company and KPMG Iceland is the Company's auditors. In connection with the acquisition of Amide, ABN AMRO Corporate Finance acted as sole financial adviser to Actavis and Dewey Ballantine LLP as a legal advisor.

Attention is drawn to the interests of Islandsbanki hf. as the underwriter of the share offering. Islandsbanki is one of the Company's banks for credit financing and ancillary business. Furthermore, the bank is a shareholder in Actavis, with a 0.5% share on 3 June 2005. The Company and Islandsbanki made a market-making contract in March 2005, which expires on 31 March 2006. Further examination of the underwriting is to be found in Section 4.9 and a discussion on the market making contract is to be found in Section 3.9.

Employees of Islandsbanki, who own shares in Actavis, may, according to Islandsbanki's procedural rules, exercise their pre-emptive rights in the offering if i) the shares were acquired before the bank began preparations of the offering, ii) the employee has acquired the shares as a gift or inheritance or iii) the employee has acquired the shares as payment for sale of fixed assets. Employees may only subscribe on the first day of the offering.

Each investor is responsible for his investment in Actavis Group's shares. Investors are urged to acquaint themselves thoroughly with this Prospectus, including its appendices. They must rely primarily on their own judgement when investing in the Company's shares, having regard for the Company's operating environment, expectations of profit, external

conditions and the risk that the investment entails. It should be pointed out that share purchases are inherently subject to numerous risks, some of which are discussed in this Prospectus and are based on expectations and not promises. Investors are thus advised, in particular, to acquaint themselves thoroughly with the discussion of risk in Chapter 6 of the Prospectus.

Investors are reminded that they can seek the counsel of specialists, such as banks, securities firms and savings banks, to assist with the evaluation of Actavis Group's shares as an investment.

Information in this Prospectus is based on premises which applied at the time it was published. If new information which could be relevant for assessment of the Company or its securities becomes available during the time between the publication of this Prospectus and such time as the new shares are listed, an appendix to this Prospectus will be prepared, accounting for the new information. Investors are urged to acquaint themselves with news and notifications published by the Company in the future.

Neither Islandsbanki nor Actavis Group gives any guarantee of the Company's future success or performance by issuing this Prospectus. The Company's operating plans may change and thus have an impact on share prices. Neither should the Prospectus be viewed in any respect as a promise to investors of operating achievement or of return on assets on the part of Actavis Group or others. Each investor is advised to make his own independent examination and analysis of Actavis Group and the details provided in the Prospectus. Investors are urged to study their legal position, including taxation matters which may apply to their transactions with the Company's shares. Each investor should consult his, her or its own legal, financial and/or tax adviser for advice on legal, financial and/or tax issues regarding investment in the Company's shares.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been authorised or approved by the Company or the Manager.

1.1 Forward-looking statements

Any statement contained in this Prospectus that refers to the Company's estimated or anticipated future results or future activities are forward-looking statements which reflect the Company's current analysis of existing trends, information and plans. These statements use words such as "anticipates", "expects", "intends", "plans", "foresees", "believes", "estimates" and similar expressions. Forward-looking statements are no guarantee of future performance. The actual operating results, financial results, liquidity, and the development of the industries and the countries in which the Company operates may differ materially from those described in, or suggested by, the forward-looking statements contained in this Prospectus.

Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially depending on factors such as the availability of resources, the timing and effect of regulatory actions, the success of new products, the strength of competition, the success of research and development issues, unexpected contract breaches or terminations, exposure to product liability and other lawsuits, the effect of currency fluctuations and other factors. These and other factors are discussed in more detail in Chapter 6.

The Company does not undertake the obligation to update or alter these forward-looking statements beyond its duties as an issuer of listed securities on ICEX.

1.2 The Prospectus

This Prospectus, together with other documents cited, can be obtained from the Issuer and Manager and their webpages:

Actavis Group hf.,
Reykjavikurvegi 76-78, Hafnarfjordur,
Tel. +354 535-2300,
www.actavis.com

Islandsbanki hf.,
Kirkjusandur, 155 Reykjavik,
Tel. +354 440-4000
www.isb.is

2 Summary

2.1 General information on the Issuer and its shares

The Company, Actavis Group hf., produces and markets generic pharmaceutical products for human use. Together with tablets and capsules, the company also produces injectables, parenterals, suspensions, suppositories, creams and ointments.

2.2 The Share Offering

The purpose of the share offering is to finance the acquisition of Amide Pharmaceuticals, a US based generics company. In total, 344,864,993 new shares will be offered through a pre-emptive placing, or 11.5% of the total share capital. The Company's share capital is currently 2,993,780,301 shares and will thus, following the offering, amount to up to 3,338,645,294 shares, assuming full subscription.

In addition the Company will sell 198,613,449 own shares in the share offering.

The subscription period is from 10:00 (GMT) on 15 June to 16:00 on 23 June 2005. The price is ISK38.5 per share.

Islandsbanki underwrites the share issue. Islandsbanki has entered into an agreement with Landsbanki Islands hf. on its participation in the underwriting. Islandsbanki has also entered into an agreement with shareholders with over 40% holdings, cf. Section 4.9.

2.3 Information on the Acquisition of Amide

The Company will acquire Amide for an initial gross consideration of US$500 million in cash with up to an additional US$100 million payable over two years subject to performance. Upon closing, the acquired company is expected to have a cash balance of approximately US$40 million.

Amide will become the key infrastructure for the Company in the USA. The acquisition is expected to provide a platform into the USA, the world's largest generics market.

Amide develops, manufactures and sells a broad range of solid-dose generic pharmaceutical products, with a portfolio of 67 marketed products in tablet and capsule forms. The company also has a strong development pipeline of 30 products and 12 ANDAs pending approval by the US Food and Drug Administration (FDA)[1] and expects 10 new product approvals in 2005. Amide employs over 200 people and its primary New Jersey facility is currently capable of manufacturing 1.5 billion tablets and capsules per annum (one shift).

Actavis will partially finance the acquisition through a pre-emptive offering, where new shares and the Company's own treasury shares will be sold. The balance of the consideration for the acquisition will be financed with a new 5-year syndicated credit facility of EUR500 million.

On a pro-forma basis, the enlarged Group would have had combined revenues of EUR537.6 million for the year ending 31 December 2004, with Amide contributing 18% of combined sales of finished products and intellectual property. The enlarged Group's EBITDA would be EUR157.5 million and profit before tax EUR120.8 million. Actavis expects the acquisition to be 45-50% accretive to profit before tax in the first full (2006) year following completion and 30-35% to earnings per share.

[1] See Chapter 11 for definitions and glossary of terms

2.4 Risk factors

Investors must carefully consider the risk factors discussed in Chapter 6 together with other information in this Prospectus.

2.5 Operations

Actavis Group is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of generic pharmaceuticals. In addition to tablets and capsules, Actavis sells, e.g., injectables, suspensions, infusions, suppositories, creams and ointments. The Company has also established itself as a supplier of pharmaceutical intellectual property. Headquartered in Iceland, Actavis has operations in 28 countries and over 7,000 staff (after the acquisition of Amide).

Plants established in Malta, Turkey, Iceland, Bulgaria and Serbia and the USA, after the acquisition, will provide considerable manufacturing capacity to meet the needs of the Company's growing customer base. The Company has entered into agreement with Emcure in India on co-operation for production for the US market.

Actavis has now three main divisions for the sale of products and intellectual property:

- Sales & Marketing - International division (formerly known as Own Brand)
- Sales & Marketing – Third-party – Global division (formerly known as Third-party Sales)
- North America division

On 3 June 2005 the Company owned 19 subsidiaries (Amide not included) and those subsidiaries owned 22 subsidiaries at the same date. The discussion in Section 7.1.7 is focused on Actavis hf. Iceland, Actavis Ltd. Malta, Actavis AD Bulgaria, Zdravlje AD, Serbia & Montenegro and Fako İlaçlari AŞ, Turkey. A discussion on Amide is to be found in Section 7.2.

The Company has achieved its strong growth in recent years both through organic growth and acquisitions.

Competition in the pharmaceutical industry demands continuous cost reduction and rationalisation in all areas of the business. Taking this into consideration, the Company is strengthening its presence in India, where the Company has access to expertise and low cost supply. Furthermore, the Company has positioned some of its plants in regions where manufacturing cost is relatively low.

The environment is becoming more competitive than ever before within the generic pharmaceutical industry and the Company's management believes that competition in its main markets will continue to be strong. Pressure on lowering healthcare cost is expected to continue.

2.6 Key financial figures for Actavis

Key figures

Income Statement	2004	2003	2002
Operating revenues	451,697	316,151	216,043
Operating expenses	(362,635)	(245,696)	(185,047)
Impairment losses	0	(18,336)	0
Total expenses	(362,635)	(264,032)	(185,047)
Operating profit (EBIT)	89,062	52,119	30,996
Net interest expense/income	(10,611)	(1,642)	(6,025)
Special reserves	0	(3,689)	0
Income before taxes	78,451	46,788	37,021
Taxes	(11,431)	(4,434)	(3,899)
Profit before minority interest	67,020	42,354	33,122
Minority interest	(4,364)	(1,814)	(538)
Net profit	62,656	40,540	32,584

Balance sheet	2004	2003	2002
Fixed assets	435,773	396,979	325,252
Current assets	242,721	200,548	133,353
Total Assets	678,494	597,527	548,605
Stockholders equity	277,380	220,475	234,928
Provisions	25,524	21,167	7,895
Long-term liabiltities	166,535	173,974	74,946
Current liabilities	209,055	181,911	140,836
Total stockholders equity and liabilites	678,494	597,527	458,605

Cash flow	2004	2003	2002
Working capital from operating activities	83,168	71,002	41,444
Net cash provided by operating activites	36,320	43,783	46,180

2.7 The Operations of Amide

Amide is a US generic pharmaceutical company, based in Northern New Jersey. The company was founded in May 1983 and was privately owned from its establishment.

Amide develops, manufactures and markets a selected line of generic pharmaceuticals for the US market. The company's products are distributed to major chain drug stores, managed care organizations, distributors and wholesalers in the US. Primarily the company's production is under its own label but limited products are also offered to pharmaceutical customers for sale under their own private label. In addition the company provides contract development and manufacturing services.

Amide has about 200 employees and is headed by Divya C. Patel

2.8 Recent development and prospects

2004 was a year of healthy growth and good profitability for the Company with emphasis placed on consolidating new companies into the Group. The Group expects up to 60 product launches in total (i.e. new product and market launches), including Amide's product launches, in all key markets in 2005 and further registrations of existing products in new markets.

Although sales during the first quarter have been slower than in previous quarters, they are expected to pick up during the remainder of the year as new products are launched on the market, especially during the third quarter.

Actavis expects the acquisition of Amide to be 45-50% accretive to profit before tax and 30%-35% accretive to earnings per share in the first full year (2006).

Management expects single digit underlying growth in 2005 but strong EBITDA to sales margins of 26% or higher for the full year. For 2006, strong underlying growth is expected with EBITDA to sales margins in excess of 27%.

3 General information on the Issuer and its shares

3.1 Issuer

Actavis Group hf., ID No.500269-7319, Reykjavikurvegur 76-78, 220 Hafnarfjordur, Iceland, tel. +354 535-2300, fax +354 535-2301, website www.actavis.com.

3.2 Activities

According to the Company's Articles of Association the objectives of the Company are the importation, production and wholesale of pharmaceuticals, cosmetics, nursing supplies and related goods. Moreover, real estate management, management of subsidiaries, laboratory operation and related services, and trade in securities and such other business operation as the Board of the Company may decide.

The Company operates in accordance with the Act on Public Limited Companies No. 2/1995.

The Company's headquarters are in Iceland and it has operations in 28 countries. The Company produces and markets generic pharmaceutical products for human use. Together with tablets and capsules, the company also produces injectables, parenterals, suspensions, suppositories, creams and ointments.

3.3 Share Capital and Own Shares

The Company's total share capital consists of 2,993,780,301 shares, all of which are electronically registered at the ISD. All shares issued by the Company are listed on the ICEX Main List. The ticker code for the shares in the ICEX trading system is ACT and the ISIN code is IS0000000420. Trading lots, i.e. the smallest number of shares needed to participate in price formation, are 2,000 shares. All issued shares have been paid for.

The Company's own shares, amounted to 198,821,019 shares, or 6.6%, on 3 June 2005. None of the subsidiaries hold shares in the Company. The AGM, held on 31 March 2005 authorised the Company's board of directors, on behalf of the Company, to purchase shares in the Company, up to the maximum of 10% of share capital, at a purchasing price which is restricted to +/-5% of the registered sales exchange value of shares on the day of purchase. This authorisation remains valid for 18 months from the day it was passed.

Shares held by the Company in itself are unacceptable as security for loans extended to shareholders. No voting rights may be exercised in respect of shares owned by the Company in itself, and such shares shall be disregarded when determining the number of votes in the Company.

3.4 Major Shareholders and Distribution of Share Capital

The following table shows major shareholders in the Company. On 3 June 2005 the ten largest shareholders in the Company held 68.7% of the Company's Share Capital.

Amber International is a holding company beneficially owned by Thor Bjorgolfsson, the Chairman of the Company's Board of Directors. Thor also has holdings in Samson Holding Ltd., which has substantial holdings in Landsbanki Islands hf., and Samson Global Holdings ehf., which has substantial holdings in Burdaras hf. Thor is the Chairman of the Board of Directors of Burdaras hf.

Milestone Import Export Ltd. is a holding company held partly by Karl Wernersson, a Director on the Company's Board of Directors.

Discussion on the Board of Directors is to be found in Chapter 8.

The Company is not aware of any lock-up agreements, where shareholders have obliged themselves not to sell their shares for a specific period of time. The Company is also not aware of any shareholder agreement regarding the management and control of the Company.

On 3 June 2005 there were 2,889 shareholders in the Company.

ID No	Shareholder	Number of shares	%
650599-9429	Amber International	985,836,652	32.9
691100-9010	Landsbanki Luxembourg S.A.[2]	317,737,803	10.6
500269-7319	Actavis Group hf.	198,613,449	6.6
510169-1829	Burdaras hf.	116,038,213	3.9
540291-2259	Landsbanki Islands hf.	111,041,854	3.7
420503-9030	Milestone Import Export Ltd.	106,333,963	3.6
711297-3919	Lifeyrissjodir Bankastraeti 7	62,713,800	2.1
150444-3499	Olof Vigdis Baldvinsdottir	61,948,385	2.1
550500-3530	Islandsbanki hf.[3]	48,802,097	1.6
411104-9150	Arion Custody Services	47,224,966	1.6
Total		**2,056,291,182**	**68.7**

2 Landsbanki Luxembourg S.A. is a wholly owned subsidiary of Landsbanki Islands hf. The subsidiary provides e.g. private banking services.

3 Islandsbanki's own shares amounted to 15,007,177 shares or 0.5% of the total share capital on 3 June 2005, with remaining shares held on behalf of its customers.

3.5 Development of the Share Capital

Date	Development of the share capital	Change	Total Number of Shares
Beginning of 1999			156,374,105
December 2000	New share capital, sold in offering	37,000,000	193,374,105
December 2000	New share capital, payment for shares in Balkanpharma, Bulgaria	228,696,670	422,070,775
February 2001	New share capital, payment for shares in Balkanpharma, Bulgaria	2,003,330	424,074,105
August 2002	New share capital, payment for shares in Delta hf., Iceland	80,552,274	504,626,379
October 2002	New share capital, payment for shares in Delta hf., Iceland	89,447,726	594,074,105
November 2002	New share capital, stock option agreement with Kaupthing Bank hf., Iceland	3,000,000	597,074,105
April 2003	Stock Split	2,388,296,420	2,985,370,525
June 2003	New share capital, stock option agreement with employees	8,409,776	2,993,780,301
Total share capital			**2,993,780,301**

3.6 Authorisation to Increase Share Capital

Under Article 33 of Act No. 2/1995 on Public Limited Companies, only a shareholders' meeting can decide to increase the share capital of the Company.

The AGM agreed on 31 March 2005 to authorise the Board of Directors to increase the Company's share capital by a nominal value of ISK450,000,000 (four hundred and fifty million Icelandic kronur). This authorisation is to remain valid until 31 March 2010. These shares are to be in the same class as other shares in the Company, and shall confer rights as from the date of registration of the share capital increase. The Board of Directors may decide that payment for the shares may be made in a form other than cash. If the Board's authorisation is used to meet the terms of stock option agreements that have been made with employees, or as a payment connected with the acquisition of companies, product licences or operations, then shareholders shall not have priority right to subscribe to the share capital increase.

3.7 Stock Option Plan

The AGM agreed on 31 March 2005 to authorise the Board of Directors to implement a stock option plan for its employees for up to 50,000,000 shares.

The Board of Actavis Group has granted stock options to key employees of the Group based on the Group's stock option plan. The employee beneficiaries are authorised to exercise one third of their option each year, for three years. The annual exercise date is 10 November commencing 10 November 2005. The exercise period is 10 days from the exercise date. The options have a strike price of ISK38.5 per share. The Board has granted an option for a total of ISK44,155,844 in nominal value for this purpose. Allocation of the option is ISK19,870,130 for the Group's nine Chief Executives. Twenty one members of the Groups senior management were granted a total of ISK24,285,714 in nominal value.

The options granted to the Chief Executives are allocated as follows:

Name	Position	Shares	Price	Holdings post transaction
Aidan Kavanagh	Chief Executive of Operations	2,207,792	38.50	2,254,792
Ashok Narasimhan	Chief Executive of Strategic Businesses	2,207,792	38.50	
Gudbjorg Edda Eggertsdottir	Chief Executive of Sales & Marketing, Third-party, Global	2,207,792	38.50	21,498,933
Gudrun S. Eyjolfsdottir	Chief Executive of Quality Affairs	2,207,792	38.50	2,872,538
Per Edelmann	Chief Executive of Sales & Marketing International	2,207,792	38.50	
Sigurdur Oli Olafsson	Chief Executive of Corporate Development	2,207,792	38.50	
Stefan J. Sveinsson	Chief Executive of Research & Development	2,207,792	38.50	3,325,225
Svafa Gronfeldt	Chief Executive of Strategy and Organisational Development	2,207,792	38.50	
Divya Patel	Chief Executive of North America	2,207,792	38.50	

3.8 Dividend

Shareholders with holdings in the Company at the end of the day the AGM is held for the financial year concerned shall be entitled to dividends for that year in accordance with their holdings. No such rights are attached to the Company's own shares. The AGM shall be held before the end of March each year.

Year	Dividend Pr. share	Total dividend payment (in EUR thousand)
2002	0,0011	EUR 490
2003	0,0012	EUR 673
2004	0,0011	EUR 3,182

Rights to unclaimed dividend expire in three years according to Art. 2.03 of the Company's Articles of Association.

3.9 Market making

The Company has made a market-making contract with Islandsbanki. Under the contract, Islandsbanki is prepared to buy and sell Actavis shares each day for a market value of up to a total of ISK 200,000,000 with a maximum spread of 1.5% between bid and ask quotes. The minimum quote according to the contract is 300,000 shares and the maximum deviation from the last transaction price is 3%. The contract is due to expire on 31 March 2006.

The Company has also made a market-making contract with Landsbanki Islands hf. As a market maker, Landsbanki Islands is obligated to submit in its proprietary account daily bid and ask orders of Actavis shares at the minimum of 300,000 shares. Order prices shall be determined by Landsbanki Islands; the maximum bid/ask spread may not exceed 1.5% and the difference from the last price paid may not be greater than 3%. New orders shall be placed within 15 minutes in succession to prior orders getting filled. Under the agreement, Landsbanki Islands is obligated to provide liquidity of 200 million ISK in market value daily.

3.10 Share Price Development


ISK
60
50
40
30
20
10
0
Jan.03
Jul.03
Jan.04
Jul.04
Jan.05

3.11 Financial Calendar

2005	
9 August 2005	Q2 Results
8 November 2005	Q3 Results
7 February 2006	Annual Results
30 April 2006	Q1 Results

3.12 Rights

Shares in the Company are in denominations of ISK 1 each (nominal value). All the Company's shares are in a single class and confer equal rights. Each share of one ISK shall carry one vote. New shares confer rights in the Company as of the registration date of the increase in share capital. Shareholders have voting rights at Shareholders' Meetings in proportion to their holdings and rights to dividend as decided upon by the Company's AGM.

No privileges are conferred by shares in the Company. Shareholders are not subject to redemption of their shares other than as provided for by law.

Shareholders have pre-emptive subscription rights to any new shares, pro rata to their registered shareholdings. A shareholders meeting can, however, decide otherwise, cf. Article 34 of the Act on Public Limited Companies, No. 2/1995.

Motions on the dissolution and liquidation of the Company shall be subject to the same rules as amendments to the Articles of Association. The votes of shareholders controlling at least 2/3 of the total shares in the Company are required to dissolve the Company. A shareholders' meeting that has made a valid decision to dissolve or liquidate the Company shall also decide on the disposal of assets and the payment of debts, cf. Article 110 of Act. No 2/1995.

Regarding other rights, reference is made to the Company's Articles of Association which are published with this Prospectus, and to the Act on Public Limited Companies, No. 2/1995.

3.13 Title and Transfer

The share certificates of the Company are issued electronically at the ISD pursuant to the Act No. 131/1997 on the Electronic Registration of Title to Securities. All previously issued share certificates of the Company are void.

To access their electronic shares at the ISD, shareholders must have a custody account with a custody agent who has concluded a membership agreement with the ISD and entrust the custody agent with custody of their holdings in the Company. A custody account keeps track of securities holdings, transactions and dividend payments on shares.

Rights to electronic security certificates must be recorded in a central securities depository, such as ISD, if they are to enjoy legal protection against enforcement actions and disposal by contract. The registration of title to an electronic security certificate in a central securities depository, following the final entry in a central securities depository, secures for the registered owner a lawful claim to the rights of which he is the registered owner. The priority of incompatible rights is determined by the date the custody agent's request for their registration was received by the central securities depository. General provisions of law apply to transfer of shares in Actavis.

For the Company, a transcript from the ISD is regarded as full proof of title to shares in the Company. Dividend at any time, and all notices, are sent to the party registered at any time as the owner of the shares in question at the securities depository. The Company assumes no responsibility for payments or notices being lost owing to failure to notify the Company of changes of address.

Each shareholder shall inform the Board of Directors of his address, and any notices concerning Company affairs may be sent to that address. A shareholder who fails to inform the Board of Directors of his address shall not be entitled to receive any notifications which the Board of Directors may decide to send to shareholders personally, unless the Board of Directors has knowledge of the address in question, nor shall he be entitled to have dividends sent to him.

There are no restrictions on the sale or transfer of the Group's shares and shareholders may mortgage their shares unless prohibited by law.

A shareholder, who intends to trade in his shares, or collect dividends, when such are paid, must have an ISD account and a custody account with a custody agent. A shareholder who does not have an ISD account and a custody account cannot conduct transactions with his shares or collect dividends from them.

3.14 Taxation of the Shares

The Company withholds capital gains tax on dividend payments, cf. the second paragraph of Article 3 of the Act No. 94/1996, on Capital Income Tax. Profits from the sale of shares in the Company are taxable in Iceland.

Stamp duties are paid by the Company when shares are issued. Treatment of the shares for tax purposes is subject to current legislation at any time.

Prospective investors should consult their own tax advisers for tax advice, this is especially important if investors reside abroad.

4 The Share Offering

4.1 Total shares offered

At the Annual General Meeting on 31 March 2005, the Company's Board of Directors was authorised to increase the share capital by 450,000,000 new shares. With reference to this authorisation the Board of Directors decided on 6 June 2005 to increase the share capital. In total, 344,864,993 new shares will be offered to shareholders, or 11.5% of the total share capital. The Company's share capital is currently 2,993,780,301 shares and will thus, following the offering, be 3,338,645,294 shares assuming full subscription. In addition the Company will sell 198,613,449 own shares in the share offering.

The total shares offered in the share offering, new shares and own shares, amount to 543,478,442 shares or 18.5% of the total share capital and 19.4% of the outstanding share capital.

4.2 Purpose of the offering

The purpose of the share offering is to partly finance the acquisition of Amide. The balance of the consideration for the acquisition will be financed with a new 5-year syndicated credit facility of EUR500 million.

4.3 Offer price

The offer price is ISK38.5 per share.

4.4 Subscription period

Shareholders can subscribe on the website www.isb.is from 10:00 (GMT) on 15 June until 16:00 on 23 June 2005. A user name and password is required to subscribe. This information has been sent to shareholders by letter post. An electronic confirmation of successful registration will be the pre-condition for a subscription being viewed as valid.

Shareholders with no internet access, or who have problems with the subscription, will be able to subscribe by phoning Islandsbanki's Service Desk, tel. +354 440 4920, on weekdays between 9:00 and 17:00 (GMT) during the subscription period. Shareholders can also obtain assistance in any of Islandsbanki's branches during opening hours, during the subscription period. Shareholders who receive Islandsbanki's assistance subscribing by phone or at the bank's branches, will receive confirmations by e-mail or by letter post whichever they prefer.

Subscriptions will not be accepted by any other means than those described in this Prospectus.

Subscription to and/or assignment of shares is legally binding upon the shareholders acceptance of the subscription and/or assignment of the shares on the website.

4.5 Offering Arrangement

Shareholders are authorised to subscribe to shares in the Company in proportion to their shareholding at the end of trading on the Iceland Stock Exchange on 3 June 2005 according to the Company's register. Shareholders have been sent a letter with information on their holdings on the aforementioned date, their pre-emptive rights, user name and password.

Shareholders may subscribe to a higher amount than their pre-emptive right. Shareholders may assign to other parties their right to subscription in part or in full. If any shareholders do not exercise their rights to subscribe or to assign their rights, the remainder will be divided among shareholders, who have subscribed to a higher amount than their pre-emptive right. In the event of an oversubscription the amount will be divided in proportion to those shareholders' holdings as per the Company's register at the end of trading on the Iceland Stock Exchange on 3 June 2005. The amount assigned to shareholders, who have subscribed to a higher amount than their pre-emptive right, may therefore be lower than the subscription. The right to increased subscription is non-assignable.

In the event of less than full subscription the underwriters will subscribe to the remaining shares. See Section 4.9.

The results of the offering will be publicly announced on the ICEX's web page, http://news.icex.is, before 10:00 GMT 24 June 2005. The shareholders may obtain information on the allocation of the shares on www.isb.is through the same web page they used to subscribe for the shares, no later than 25 June 2005.

4.6 Payment and Delivery of Shares

Shareholders who subscribe for shares will be sent payment coupons no later than 27 June 2005, to be paid on 30 June 2005. If prompt and full payment is not received, the debt may be collected in accordance with Icelandic law. Instead of collecting, the Company reserves the right to cancel unilaterally the unpaid subscription and reallocate subscriptions at its discretion.

The new shares will be issued electronically at the ISD. When the shares have been issued at the ISD, they will be delivered to the shareholders the day after the receipt of correct payment. Delivery of the shares is expected to take place no later than 7 July 2005.

Shareholders that do not select a custody agent when subscribing on the website, will have to contact their custodian to collect their shareholding for custody.

No expenses are specifically charged to the subscribers.

4.7 Listing of Shares

The Company's shares are all listed on the ICEX. The new shares will be listed on the ICEX no later than the day after they will be issued at ISD.

4.8 Manager

The Manager of the offering and listing of shares on the ICEX is Islandsbanki hf., ID No.550500-3530, Kirkjusandur, 155 Reykjavik.

4.9 Underwriting and Commitment

The Manager has agreed to underwrite the share issue. If investors do not fully subscribe to the shares offered, the Manager undertakes to subscribe for all the remaining shares. The same conditions as apply to other subscribers shall apply regarding payment and delivery of the shares purchased through underwriting.

The Manager has entered into an agreement with Landsbanki Islands hf. on its participation in the underwriting. Landsbanki Islands hf. has agreed to underwrite a maximum of approximately 16.9% of the total shares offered. The Manager has also entered into an agreement with the shareholders Amber International and related parties and Milestone

Import Export. According to the agreements the shareholders undertake towards the Manager to purchase, in proportion to their pre-emptive right, any shares the Manager subscribes for under the underwriting agreement, if any. On 3 June 2005, Amber International and the related parties held 36.3% share in the Company and Milestone Import Export held 5.2% share. See Section 3.4 for further information on these shareholders.

The price to the underwriters and the shareholders mentioned will be the same as to other shareholders in the share offering.

4.10 Cost and Proceeds

The Company's cost as a result of the above share increase, offering and listing is estimated to be 2.2% of the total proceeds. This includes the Manager's fees, underwriting commission, stamp duty of 0.5%, cost of listing on the ICEX, registration at the ISD and other costs in connection with the share offering, such as advertising. The net proceeds to the Issuer from the offering are estimated to be approximately ISK20,470 million.

5 Information on the Acquisition of Amide

5.1 The acquisition

On 20 May 2005, the Company announced that it had reached an agreement to acquire Amide, a privately owned US generic pharmaceuticals company. The Company will acquire Amide for an initial gross consideration of US$500 million in cash with up to an additional US$100 million payable over two years subject to performance (earn-out). There are two earn-out periods, the first one is the year 2005 with a maximum earn-out of US$70 million. The minimum earn-out target for that period is US$71 million in gross profit. The second earn-out period is the year 2006, with a maximum earn-out of US$30 million. The minimum earn-out target for that period is US$95 million in gross profit.

Upon closing, the acquired company is expected to have a cash balance of approximately US$40 million.

The acquisition is subject to certain conditions that must be satisfied or waived and, therefore, there is no guarantee that the acquisition will be finalised. One of these conditions is that antitrust authorities in the USA must approve the acquisition before it can be closed; this is something over which the Company or the seller has no control.

Amide will become the key infrastructure for the Company in the USA. On completion of the acquisition, the operations of Actavis Inc. in the USA will be combined with the activities of Amide in New Jersey. A new divisional structure within Actavis will be put in place on completion of the acquisition. Actavis' business in North America (including Amide) will form the North America Division. Agreement has been reached with key members of Amide's senior management to remain with the Group, with Amide's President, Mr Divya C Patel, becoming a member of the Actavis Executive Board. The divisions known as "Own-Brand" and "Third-party Sales" will become the International Division and Third-party Global Sales respectively.

5.2 About Amide

Founded in 1983 in New Jersey, USA, Amide develops, manufactures and sells a broad range of solid-dose generic pharmaceutical products with a portfolio of 67 marketed products in tablet and capsule forms. The company also has a strong development pipeline of 30 products and 12 ANDAs pending approval with the US Food and Drug Administration (FDA) and expects 10 new product approvals in 2005. Amide employs over 200 people and its primary New Jersey facility is currently capable of manufacturing 1.5 billion tablets and capsules per annum (one shift). Furthermore, a new plant is being built in New Jersey, which will increase manufacturing capacity to 6-8 billion tablets per annum (two to three shifts). Further discussion on Amide is to be found in Section 7.2 and 9.3.

5.3 Financing information

The initial gross consideration is US$500 million in cash with up to an additional US$100 million payable over two years subject to performance. Upon closing, the acquired company is estimated to have a cash balance of approximately US$40 million.

Actavis will partially finance the acquisition through its own treasury shares (6.6%, or 198,613,499 shares) and pre-emptive offering. The balance of the consideration for the acquisition will be financed with a new 5-year syndicated credit facility of EUR500 million. A part of the EUR500 million will be used to refinance the current short- and long term debt.

Financing will be provided by Bank of America, ABN AMRO and West LB, which will replace most of the Actavis existing borrowing arrangements.

5.4 Benefits from the acquisition

The acquisition of Amide is expected to provide a platform into the USA, the world's largest generics market. It is the management's opinion that this acquisition will provide a platform to leverage the US market position and accelerate the global portfolio expansion.

The main strengths the Company perceives in the business of Amide are the opportunities for synergies in R&D and marketing. Amide has demonstrated solid growth in recent years, and the Company aims to build on that platform with Amide's well diversified product pipeline. After the acquisition the Company will gain access to Amide's experience in product development and regulatory capabilities in the USA and in marketing and distribution. In addition the Company will acquire increased production capacity through Amide's FDA- approved manufacturing facilities and its new plant, expected to be completed in 2006.

5.5 Financial implications

On a pro-forma basis, the enlarged Group would have had combined revenues of EUR537.6 million for the year ending 31 December 2004, with Amide contributing 18% of combined sales of finished products and intellectual property. The enlarged Group's EBITDA of EUR157.5 million and profit before tax of EUR120.8 million (see table below). Actavis expects the acquisition to be 45-50% accretive to profit before tax in the first full year following completion and 30-35% to earnings per share.

	Actavis 2004	Amide2004	Combined 2004
Revenues	451.7	85.9	537.6
Cost of goods sold	214.4	29.6	244.0
EBITDA	114.7	42.8	157.5
Profit before tax	78.5	42.3	120.7
Net income	62.7	n/a*	n/a*
Total assets	678.5	67.9	746.4
Equity	277.4	59.8	337.2

All figures are in million Euros

*Not applicable, Amide is incorporated as an S-corporation for tax purposes. Amide's profits are taxed at the owner level as income tax.

6 Risk factors

Investors should carefully consider the following risk factors together with other information in this Prospectus. The following discussion of risk factors addresses the main risks in the activities and operating environment of the Company, but is not in any way an exhaustive account. Additional risks and uncertainties that the Company is not aware of, or that the Company currently believes are immaterial may also adversely affect the Company's business, financial condition, prospects or results of operations. If any of these events occur, the Company's business, financial condition, prospects or results of operations could be materially and adversely affected, the price of the shares may decline and/or the Company's ability to pay dividends could be impaired.

6.1 Risks related to investment in shares

Investing in Shares inherently entails high degree of risk. A number of factors, many of which the Company has no control over, impact equity prices and can therefore affect the value of investment in the Company's shares.

6.1.1 Trading on the ICEX

The Company's shares are listed on the ICEX under the trading symbol ACT. The exchange is small in comparison to many international exchanges. At the end of 2004 there were 34 listed companies on the ICEX with a market capitalization of ISK1,084 billion. The five largest companies, including Actavis, accounted for 64% of the capitalization at the end of 2004 and 43% of the turnover during 2004. There are only 21 members of the ICEX, including three that are non-Icelandic.

The Company's shares are subject to market price volatility. The Company's share price may fluctuate due to a number of factors, including: Announcement of financial results, fluctuations in the Company's operating results, perceived risks and uncertainties concerning the Company's business, concerns as to product safety, changes in governmental regulations in the Company's markets, failure to meet or exceed security analysts' financial projections for the Company, lack of information provided for investors, general market conditions and market sentiment. This volatility may have a significant impact on the Company's share price. The share price is likely to be particularly volatile due to the Company's dependence on developing and commercialising new products and the absence of comparable listed companies on the Icelandic market. In addition, the ICEX could also experience extreme price and volume fluctuations for the whole market, unrelated to operating performance.

Although a market-making contracts with Islandsbanki hf. and Landsbanki Islands hf. assure to some degree liquidity of the Company's shares, there is no guarantee that the shares can easily be traded on the market. Circumstances on the market could create difficulties for investors to trade the Company's shares.

6.1.2 Shareholder structure

The shareholder structure of the Company can pose a risk to an investor. On 3 June 2005, the 10 largest shareholders in the Company held around 69% of the Company's shares. The free float on the ICEX is therefore limited. According to calculation made by ICEX when companies were selected for the ICEX 15 index for the period 1 January 2005 to 30 June 2005, Actavis' free float was 40%. The calculations are based on trading data for the period 1 December 2003 to 30 November 2004 and the list of 10 largest shareholders at the end of the reference period.

According to Regulation No. 434/1999 on Public Listing of Securities on a Stock Exchange and Rules for Issuers of Securities Listed on the Iceland Stock Exchange, it is a listing requirement that at least 25% of the shares of a listed company be held by investors that are neither insiders,

parent company, a subsidiary nor an investor that owns more than 10% of the shares in the listed company. Therefore, there is an inherent risk that the company might not fulfil the requirements to be listed on the ICEX. If a company does not fulfil the requirements to be listed on the ICEX, the Exchange has the authority to de-list the relevant shares, temporarily or permanently.

On 3 June 2005 the largest single shareholder held approximately 33% of the Company's shares. For further information on the largest shareholders and related parties, see Section 3.4. According to the Icelandic Act on Securities Transactions No. 33/2003, if a holding has been taken over, directly or indirectly, in a limited-liability company, that has officially listed one or more classes of its shares on a regulated securities market, the party acquiring rights to the shares must, no later than four weeks after the take-over took place, make a take-over bid to other shareholders in the company, i.e. an offer to surrender their shares to it, if the take-over results in the party concerned:

1. having acquired 40% of the voting rights in the company or a comparable portion of its share capital;
2. having acquired the right to appoint or remove a majority of members on the company's Board of Directors;
3. having acquired the right to exercise a controlling influence over the company on the basis of its Articles of Association or through other means by agreement with the company; or
4. having, on the basis of an agreement with other shareholders, the right to control 40% of the votes in the company.

Thus, it is possible that a single shareholder, or a few large shareholders acting together will be able to exercise control over most matters requiring approval by shareholders, including the payment of dividends, the election and removal of directors and significant corporate transactions.

6.1.3 New share issue

It is possible that the Company will issue new shares in the future. New shares could be offered at a price lower than the market price at the time of issue.

Issuance of new shares dilutes the holdings of existing shareholders in the Company, unless shareholders buy new shares in proportion to their ownership. Investors face the risk that their voting rights and claim for dividend will be diluted when new shares are issued. In addition, when new shares are issued the Company's share price may be depressed.

6.1.4 Listing on an international exchange

The Company has stated that it intends to be listed on an international stock exchange, although no decision has been made on such listing. Listing on an international stock exchange could affect the Company's shareholders. The Company will comply fully with the ICEX requirements in every regard. However the requirements in Iceland may differ from those abroad, i.e. regarding the publishing of information to investors, and the scope and frequency of such information.

If and when the Company is listed on an international exchange, its share price and liquidity would take into account market circumstances, sentiment and corporate information both in Iceland and abroad.

6.2 Risks related to the Company's environment

6.2.1 Markets

The main markets for the Company's products are Germany, Turkey, Bulgaria, the US, Russia, the CIS, Serbia and Montenegro, the United Kingdom and the Nordic Countries, including Iceland. Other markets include Austria, the Netherlands, the Baltic Countries and Poland.

6.2.1.1 Market growth

Market growth is dependent on the overall economic, political and legal climate of the respective market areas. The generics industry has in recent years shown strong growth, due, in part, to greater emphasis on cost cutting in health care sectors in various countries. Expiry of the patents on originator pharmaceuticals affects the overall theoretical value of the market at any given time. Patent expiries vary greatly from year to year, both in terms of the number of products affected and their market value. No guarantee can be given that generic pharmaceutical companies can exercise these opportunities when patents expire.

6.2.1.2 Growth strategy

The Company has plans to continue to expand through organic growth and acquisitions in the future. Expansion into new markets and strengthening of current market presence has primarily been achieved through acquisitions of businesses and products. In addition, the Company has expanded its business by developing new products and selling into new markets.

The Company has plans to go on expanding into new market areas and may sustain significant costs when doing so, it is likely that these will be associated with investments in additional and new sales and marketing networks are likely to occur. The risk of failing to recruit qualified personnel in sufficient numbers to implement its marketing strategy increases with this expansion. If this expansion does not prove to be successful the Company may suffer from losses and the expansion can affect its profitability.

The Company regularly evaluates acquisition opportunities in the ordinary course of its business and plans to continue to do so. There is competition for acquisition opportunities in the industry, and the Company believes that competition will increase in the future, making suitable acquisition targets harder to find on favourable terms. The Company cannot guarantee that it will be able to close an acquisition, even though plans to acquire a company have been announced. There are always uncertainties, such as whether the target in question will satisfy the Company's due diligence review process and there is uncertainty whether all conditions set forth in agreements will be met.

Even if an acquisition has been closed, there may be uncertainty as to whether the Company will be able to retain the management of the acquired company. Replacing the management could take time and it is not certain that qualified persons will be available.

Earn-out mechanisms are often a part of the purchase agreement when companies are acquired. These mechanisms often cause friction between the buyer and seller.

The Company may not be able to obtain the necessary regulatory approvals, including the approval of anti-competition regulators, in any country in which it may seek to consummate potential acquisitions. The Company can not guarantee that necessary financing will be available on favourable terms to finance such a deal. There remains an inherent risk of failure of integrating a new business successfully in accordance with the Company's business strategy. Retaining, and/or hiring personnel can not be assured in these transactions.

An inherent risk of the Company's growth strategy is that it may not be able to adequately manage its growth.

6.2.2 Competition and competitors

The generics industry is highly competitive. The intense competition in the industry could reduce the Company's market share and profitability.

The Company's ability to sustain its market position and earnings capability on any product over time is dependant on both competition and its time of entry into the market. Delays in any part of the regulatory process, mainly in acquiring marketing authorisation and introduction of products to reimbursement lists, could harm earnings and the profitability of that particular product. As discussed in Section 6.3.4, the advantage of bringing generic pharmaceuticals first to market after patent expiry is high. Delays on regulatory approvals can, in general harm introduction of new products and open the market to competitors which could achieve such approvals earlier and hence negatively affect the company's profitability. The Company's competitors could also develop products that are more effective or more affordable.

6.2.2.1 Strong competition

The Company faces strong competition from products developed or under development, by other companies in its markets; this includes major pharmaceutical and/or chemical companies, specialised CRO's, research and development companies, universities and various research institutions. Companies with a lower cost base also represent a risk.

Some of the Company's competitors may have substantially greater financial resources. This pertains especially to multinational companies in the industry. Competitors can have more world wide experience in achieving regulatory approvals of pharmaceutical products.

The Company's competitors may possibly develop more effective products and technologies which prove to be more cost-effective solutions and more popular than those the Company develops. This could make the Company's technology or products obsolete.

The Company's management expects competition in the pharmaceutical industry to remain fierce as the industry in general adapts to continued pressure to control and lower costs within health care. The larger originator pharmaceutical companies remain an intense competitor for the generic companies by selling directly into the market, acquiring generic companies and forming alliances for so-called 'authorised generics'. The larger originators continually work on finding new ways to stem competition from generic companies. Such ways include but are not limited to, new patent filing and developing alternative formulations to patent.

6.2.2.2 Current and future competitors

The Company's competitors vary both by business segments, products within each segment and by markets. These competitors may have broader product ranges, lower cost bases, stronger sales forces and better position within markets than the Company. In addition, the Company's competitors may have greater financial strength, stronger development, access to suppliers of API, organizational resources, market familiarity, distribution channels and/or market share. All of the above factors could result in lower sales by the Company and/or profitability levels.

There is no assurance that new competitors will not enter the markets in which the Company is active. Both the number and strength of the Company's competitors could affect its profitability. Competitors could have lower cost bases and/or base their sales on new innovative products that could make the Company's products uncompetitive. This in turn would harm the Company's financial result.

6.2.2.3 Price competition

Generic pharmaceutical producers often face intense price competition. Selling prices of generic drugs typically decline as additional companies receive marketing approvals for a given product. These factors will affect the Company as well as others in the industry. Reimbursement

regulations and changes in health care legislation have an effect to a various degree on the Company's ability to set the prices of its products. This can have adverse effects of the Company's sales and/or profits.

In addition, governments are constantly trying to contain health care cost and lower the cost of pharmaceuticals. The nature of the measures adopted by health authorities may take the form of limits on reimbursement or other changes in healthcare legislation. Such measures could have an adverse impact on the Company's sales and profits.

6.2.3 *Legal risk*

6.2.3.1 Regulatory risks

The pharmaceutical industry is heavily regulated and the applicable regulations and compliance therewith are of key importance for the Company. Regulatory authorities administer a vast number of laws and regulations governing most aspects of the Company's operation, e.g. research and development, testing, production, sales and distribution of pharmaceutical products. If the Company or Third-party suppliers fail to comply with these regulations the Company could be subject to regulatory sanctions. Inability to obtain regulatory approval for developed products could harm the Company's operating results.

Regulatory requirements are a major factor in determining whether a development project will realise itself into a marketable product and can also determine the amount of time and expense associated with such development. Pharmaceutical companies are exposed to the possibility of regulatory authorities not approving, or withdrawing approval for, pharmaceutical products and processes. Failure to obtain approval for the Company's pharmaceutical products and processes, or the withdrawal of any such approval, could have a material adverse effect on the Company's business, financial condition, results of operation and prospects. In addition, regulatory authorities are authorised to withdraw the marketing authorisation of a product if it is found to be harmful or ineffective, if it is not manufactured according to Good Manufacturing Practices (GMP) or its marketing is not in compliance with conditions of the marketing authorisation.

The regulations applicable to the Company's existing and future products may be amended and/or made more stringent, which could have a negative effect on the Company's profitability. In addition, no assurance can be given that the governments in the Company's markets will not implement regulations or fiscal or monetary policies, including regulations or policies relating to or affecting taxation, the health-care industry, the environment, public procurement, or exchange controls, or otherwise take actions which could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

6.2.3.2 Intellectual Property

The development of patent legislation is important for the future of the pharmaceutical industry. In the US the so-called Waxman-Hatch provision has applied. The Waxman-Hatch provision firstly provides for an extended period of patent protection for originator pharmaceutical producers, and secondly at the same time, generic producers are authorised to develop the active substance of an original product prior to the expiry of its patent. Originator pharmaceutical producers in the US have lobbied hard to have the latter part of the Waxman-Hatch provision repealed but have not yet been successful.

The EU has published a new directive 2004/27/EC, which coordinates the rules on data protection within the member states and implements the Bolar provision. The Bolar provision allows producers of generic pharmaceuticals to conduct the necessary studies and trials on patented medicinal products, with the aim of applying for a marketing authorisation through abridged procedure. However, the directive also establishes a '8+2+1 rule' which means that

abridged applications for marketing authorisations can be made after the reference product has had a marketing authorisation for 8 years, but no marketing authorisation can be granted until 10 years (8+2) have elapsed from the granting of the originator's marketing authorisation. Furthermore, if during the first 8 years of holding a marketing authorisation, the originator is granted a marketing authorisation for a new indication which is held to bring significant clinical benefit in comparison to existing therapies, the originator can have exclusivity for up to 11 years (8+2+1). The deadline for the EU member states and also the EEA member states (including Iceland) to implement the new rules is 30 October 2005. The implications of the Directive for the generic pharmaceutical industry are both positive and negative. In some European countries that have had a 6-year data protection period, e.g. Denmark, the new data protection period will be longer than previously, and thus delaying the first date of possible marketing authorisation for generic products, in others, the data protection period may be shorter than previously. The Icelandic parliament has amended the Icelandic Patent Act No. 17/1991 in line with the above Bolar provision; the amendment will enter into force on 30 October 2005.

Iceland's favourable environment due to lack of patent filing is the basis of the Company's production and development in its home country. Until 1995, patent legislation in Iceland allowed for process patenting, i.e. a patent of the method used to produce a specific pharmaceutical substance. International pharmaceutical companies generally did not apply for such a patent in Iceland, probably due to the small size of the market. The new patent legislation which entered into force in 1995 is in accordance with WTO rules. It enables companies to apply for a product patent, i.e. a patent for the product itself. The Company estimates that this will probably not begin to have an effect in Iceland until 2015, as that is when the protection of the patents which were filed after introduction of the new patent legislation in 1995 start to become of interest to the Company. The Company thus has the opportunity to work with recent pharmaceutical substances in Iceland, at least up until that time, whereas after 2015 the selection of new developmental projects there will become tighter. This may then have a severely adverse impact on the company's operations in Iceland.

The Company's success with its innovative products depends, in part, on the ability to protect current and future innovative products and to defend intellectual property rights. If the Company is unable to adequately protect such rights, its operational results could be adversely affected.

The Company may need to rely on Third-party intellectual property through license agreements or other arrangements. Such dependency may be difficult or expensive, and involves an inherent risk.

6.2.3.3 Trademarks and Branding

Trademarks, branding and design of packaging and promotional material are very important in the generic pharmaceutical industry, especially in the CEE and in the OTC market in Western Europe. There is an inherent risk of having to defend against actions brought by third parties claiming that the Company is in breach of their trademark rights, and the Company may also have to defend its rights in this respect, e.g. with regard to competitors using the Company's trademarks illegally, or even to take action against piracy. The Company's operating results may be adversely affected if the Company's trademark and branding rights are either challenged or infringed.

6.2.3.4 Eastern European legislation

The regulatory framework in countries of the CEE, Russia and the CIS differs considerably from that of Western Europe and the US. While in the Company's view extensive progress has been made in recent years, legal systems in some of these countries are still less developed than in Western Europe and the USA. The development of the legal and business environment has been so rapid in recent years that a large portion of the new legal provisions have not even

been put to the test yet, in addition to which there is often inconsistency in the verdicts and interpretations by the courts. It is impossible to ensure that the development of the legal environment and introduction of new laws will not have a substantial impact on the Company and its investment in the above-mentioned regions.

6.2.3.5 Patent and intellectual property litigation

Companies in the generic pharmaceutical industry face a constant threat of litigation for breach of Third-party intellectual property rights. In recent years producers of branded pharmaceuticals have used legislative and regulatory means to delay brand equivalent competition. These lawsuits generally relate to the validity and infringement of patents and/or proprietary rights. The Company will be required to defend itself against charges relating to the alleged infringement of patent or proprietary rights of third parties. This risk will be increased after entering into the US market as patent litigation in the USA is more common than in other markets where the Company operates.

Litigation against the Company could lead to expenses regardless of the outcome. The litigation could lead to loss of production and or marketing rights of products; it could result in the Company's paying significant damages; it could lead to loss of time by the Company's personnel and the direction of its efforts away from its core business.

Although patent and intellectual property disputes within the pharmaceutical industry have often been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include the long-term payment of royalties. Furthermore, the required licences may not be made available to the Company on acceptable terms. Accordingly, an adverse determination in a judicial or administrative proceeding or a failure to obtain the necessary licences could prevent the Company from manufacturing and selling some of its products, or could increase the costs to market these products.

To date the Company has not been involved in any material patent infringement litigation, with the exception of the Lundbeck Case (cf. Section 6.5.). In light of the rapid growth of the Company and its entry into the US market it can be expected that the Company will be faced with more claims of breach of Third-party intellectual property rights.

6.2.3.6 Product liability litigation

The Company's business inherently exposes it to potential liability and will do so even more after entering into the US market, as product liability litigation is more common in the USA and possible damages are higher there than in other markets. The Company could be held liable by consumers for defects in its products. To confront this risk, the Company maintains product liability insurance with respect to a majority of the products that it manufactures. This insurance covers litigation to the extent of EUR10 million per event and in total, excluding Malta where insurance covers litigation to the extent of EUR3 million per event and in total for products sold in Malta. See Section 6.4.7 regarding Amide's product liability matters.

From time to time, companies in the pharmaceutical industry have experienced difficulty in obtaining the desired level of product liability insurance coverage for certain products, coverage in the desired amounts and/or with the desired deductibles. If product liability litigation occurs, the Company may be unable to obtain adequate insurance cover and its profits could be adversely affected. If an insurance company decides not to issue an insurance policy on a certain type of product, which applies to all manufacturers of that particular product, according to the Company's management.

The Company could receive product liability claims for defects in products not covered by the product liability insurance, a claim exceeding the policy limits of such insurance or a claim that is not covered by the insurance. If such a claim were sustained against the Company, it could harm the Company's business and financial condition.

6.2.3.7 Risks associated with tax laws

The countries in which the Company currently operates have a number of laws related to various taxes imposed by governmental authorities. Applicable taxes include, e.g. value-added-tax, corporate tax, capital gains tax, withholding tax, payroll (social) taxes and excise duties. In addition, laws related to these taxes in the CEE have not been in force for significant periods, in contrast to more developed market economies; therefore, implemented laws and regulations are often unclear or non-existent. Accordingly, few precedents with regard to the application and interpretation of these laws have been established. Often, differing opinions regarding legal interpretations exist, both among and within government ministries and organisations; thus, creating uncertainties and areas of conflict.

The Company's tax position (including matters related to its corporate structure and transfer pricing) is subject to possible review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. If, for any reason, the Company's tax position (including matters related to its corporate structure and transfer pricing) were to be disputed by tax authorities, the Company could be subject to substantial tax liabilities which could have a material adverse impact on the Company's results of operations, and therefore could have a material adverse impact on the market price of the shares. Further, such tax authorities could demand that the Company pay all or part of such tax liabilities prior to a judicial or other determination of the issue. Such tax authorities could retain such payments made by the Company until such time (which could be significantly delayed) as the Company prevails. For further tax issues regarding Amide see Section 6.4.6.

6.2.3.8 Environmental laws and regulations

The Company must abide by various environmental laws and regulations which pertain to the handling, storage, emission, discharge and disposal of a variety of substances and chemicals that may be used in its operations or are by-products of its activities. Further, these environmental laws and regulations often call for specific permits, licenses or registrations that must be applied for and are subject to renewal and control by the relevant authorities. The Company may experience significant costs in complying with environmental laws and regulations. The Company may discover environmental problems or conditions which are presently unknown both with regard to official laws and regulations and authorities and with regard to environmental protection pressure groups. In the event of any breach of these laws and regulations or the Company's becoming a target of environmental protection pressure groups, the Company could suffer from the shut down of certain operations and incur costs and loss of sales which could affect its operating results. Further, the Company faces an inherent threat of litigation in relation to environmental issues and this risk would increase after the acquisition of Amide, as litigation in relation to environmental issues is more common in the USA than in other countries where the Company operates.

6.2.3.9 Legal Risk Management System

The Company has in place a Legal Risk Management System to control and centralise reporting and decision-making on material legal risks within the Group. Local in-house lawyers or responsible managers report immediately any legal risks that may have material effect for the Group. Other legal risks that are not defined as critical are reported quarterly.

6.2.4 Country risk

The Company operates in an international environment and sells its products and services in numerous countries. The Company's main markets are, as stated above, Germany, Turkey, Bulgaria, the USA, Russia, the CIS, Serbia and Montenegro, the United Kingdom and the Nordic Countries. Other markets include Austria, the Netherlands, the Baltic Countries and Poland. The Company's headquarters are in Iceland, a country that has enjoyed stable political and economic conditions. In each market the Company must take various legal and tax conditions into account and act accordingly. This may cause difficulties in the management of the Company.

The Company is exposed to economic risk. Economic risk is the risk associated with the overall health of the economies within which it operates. The Company has no control over changes in inflation and interest rates, foreign-currency exchange rates and controls or other economic factors affecting its businesses or the possibility of political unrest, legal and regulatory changes or nationalisation in jurisdictions in which the Company operates. The company tries to minimise risk related to interest rates and foreign currency (see Section 6.3.10.1 on Market risk). Deterioration of general economic conditions could materially affect the Company's future operating results and profitability.

Some of the Company's main markets are generally considered by international investors to be emerging markets. Prior to the acquisition of Amide, about half of the Company's revenue came from markets in the CEE. There is economic and political risk associated with these markets, and a deteriorating situation in these markets could have adverse effect on the Company's operations. In contrast the Company's broad exposure to CEE markets could provide diversification effects on the Company's country risk profile.

6.3 Risk related to the Company's Operations

The Company's operation faces risk. It should be kept in mind that this section addresses the main risks in the activities and operating environment of Actavis but is not in any way an exhaustive account. All the risk factors discussed in Section 6.2 also apply to the Company's operations.

The Company must prove that its generic products meet the standards of clinical research and pass bioequivalence testing. All of the Company's products must meet regulatory standards and receive regulatory approvals. A number of authorizations that need to be in place in order to be able to manufacture, store and distribute pharmaceuticals. The most important specific licences are the marketing authorizations that are issued product by product, manufacturing authorizations issued for each manufacturing site and authorizations to distribute pharmaceuticals for those units that only store and distribute pharmaceuticals. The company's operations are also covered by environmental, health and safety acts and need specific permits with reference to these.

It is the Company's strategy to develop generic drug products including APIs without infringing any proprietary rights. Very thorough patent searches and analyses are made by technical employees and internal as well as external patent attorneys and the development and patent strategies are then constructed accordingly. In limited number of instances the Company licenses access to Third-party patents in order to access special technology and know-how to develop pharmaceutical products. The Company also protects its intellectual property by applying for patent protection.

The Company's production facilities, offices and other facilities face a risk of damage because of external and/or internal factors such as power failure, break-in, failure of the water-supply, fire, vandalism, technology malfunction, natural disasters and other risk factors.

The Company's future performance depends upon its ability to successfully develop, test, manufacture, obtain marketing authorisation and market generic and branded generic pharmaceutical products.

The process from development to commercialisation is time-consuming, demands high costs and involves a high level of business risk. If and when the Company's products that are currently under development are fully developed and tested there is no assurance that they will perform as the Company expects. See Section 6.2.3. on legal and regulatory risk and Section 6.3.4 on marketing risks.

Due to high demand, the Icelandic facilities have experienced temporary difficulties in meeting demand, which has caused some back-orders and out-of-stock situations both for the Company and its Third-party customers. This has resulted in a loss of revenues (and reputation). To improve this situation production of several large products has been and is being transferred to the Maltese side. It is the Company's hope that this situation will be over by Quarter 4 this year.

6.3.1 Active pharmaceutical ingredient (APIs)

Access to APIs is crucial to the Company in both the development and production of its products. It is becoming more and more difficult for generic pharmaceutical producers to gain access to APIs for their products. Currently the Company obtains APIs for pharmaceutical production and development from a limited number of suppliers in addition to producing a part of the API supply by itself. Further discussion on Amide's API suppliers is to be found in Section 6.4.4.

It is the Company's experience that API suppliers have increasingly been moving from API production into pharmaceutical manufacturing. It is possible that the Company's suppliers could become its competitors and therefore stop supplying it with APIs.

Although the Company has not experienced serious difficulties in this area to date, it is possible that a shortage in API supply could harm its operation and profitability. Substitute materials or products would have to be found, which would entail obtaining regulatory approvals for new suppliers of APIs and this could be a lengthy process.

The Company maintains the policy of having, when possible and feasible, at least two sources of APIs approved for its products in cases where the Company itself does not make the APIs itself. In addition, the Company seeks to maintain adequate inventories of APIs and other materials in order to ensure that any delays in receiving regulatory approvals for new suppliers of APIs will not have a material adverse effect upon its business. The Company has expanded its ability to develop APIs internally and thereby to produce an increasing proportion of APIs for its pharmaceutical products it self at a later stage.

6.3.2 Research & Development

The process of developing generic pharmaceuticals is long, complicated and costly; development and preparation work in the sector frequently runs to many years.

The Company's main business is the development and marketing of generic pharmaceuticals. As of May 2005 the Company had 70 products under development in addition to 30 products under development at Amide. Although the Company has been successful in developing and producing generic products, there is no assurance that developed products can be profitably produced and marketed in the future. Failure to obtain market authorisations and to market generic products that have been developed would harm the Company's operating results.

It is crucial for the Company's business to identify marketable products coming off patent in the future. Failure to identify such products would most likely negatively affect the company's competitive position and its profitability.

The cost of developing a new product is in many cases substantial. The Company's development costs have been capitalised in its accounts and depreciated, according to Icelandic accounting principles, over five years after the first income is derived either from product sales or dossier (IP) sales. This method is in all main respects unaffected by the introduction of the IFRS as of 1 January 2005. If an unexpected delay occurs, or the development work is discontinued, the Company may sustain impairment losses.

The Company participates in research mainly through one of its subsidiaries, Colotech in Denmark. Colotech focuses on cancer chemoprevention and cancer biomarker discovery. The research programme centres on drug molecules already approved for use with other clinical indications. There is no assurance that this research programme will lead to marketable products.

The Company's research and development expenditures will negatively impact its earnings in the short term and it may not recover those expenditures in the future.

6.3.3 Production

Disruption of production at the Company's principal production facilities could impair its ability to produce and ship products on a timely basis, which could have a material adverse effect on its business, financial position and operating results.

Generic products must satisfy strict quality standards regarding its composition and manufacturing conditions. Companies manufacturing for the EU markets must obtain approval from EU regulatory authorities, i.e. be in compliance with the EU Good Manufacturing Practises (EU/GMP) requirements. Parts of the Company's manufacturing facilities in Dupnitza (Bulgaria), Istanbul (Turkey) have obtained such approvals and the facilities in Iceland and Malta are approved manufactures for the EU market. The production facility at Amide has the necessary approvals from the US FDA for the production of its products for the US market.

Failure to produce quality products that comply with local good manufacturing practice (GMP) and other relevant regulatory requirements could result in loss of sales and a decreased market share.

The production is dependent on equipment and machinery. Insufficient maintenance or repair services could lead to a disruption of production, which could have an adverse effect on the Company's financial position and operating results.

The production relies heavily on skilled personnel, as is further discussed in Section 6.3.5.

6.3.4 Sales and marketing

The advantage of being the first to bring generic pharmaceuticals to market after patent expiry is great. Failure to introduce generic pharmaceuticals in good time can result in loss of sales, profits and market share.

Changes to patent legislation and setbacks to the success of R&D work, and also of sales and marketing efforts, could affect the Company's ability to achieve its objectives concerning the production and marketing of new products. Changes in quality standards and the Company's capacity to fulfil them would affect its market access and ability to sell products on certain markets. At the same time, this would impact the Company's revenue and profit potential.

A part of the Company's strategy is to market existing products in new markets. Building a sales network in new markets can be expensive and time-consuming. Delays in building a sales network and obtaining approval for the products in question could affect the competitiveness of the Company in these markets.

A relatively small group of products and/or customers may represent a significant portion of the Company's operating profit at any given time. If the volume or pricing of any of these products declines, or the Company loses its customers, this could have a material adverse effect on the Company's business position and its operating profit. The Company's strongest product, Citalopram, accounted for 20% of the Third-party - Global division's sale in 2004 and 7% of the Company's total sales in 2004. See the discussion in Section 6.4.5 regarding Amide's sales concentration.

For information, it should by pointed out that Karl Wernersson, a member of the Company's Board of Directors, is the chairman of Lyf & Heilsa hf., which accounted for 32% of the Company's sales in Iceland in the year 2004. Karl and related parties own a majority of the shares in Lyf & Heilsa hf.

The Company earns revenue from numerous agreements covering, e.g. sale of pharmaceuticals, intellectual property and development services. If the Company is unable to renew or replace agreements when they expire or are terminated, its operating profit will be negatively impacted.

The Company's policies regarding returns, allowances and chargeback's, and marketing programs adopted by wholesalers, may reduce the Company's revenues in future fiscal periods.

Sales of the Company's products may be adversely affected by the continuing consolidation of the distribution network and the concentration of the Company's customer base. See the discussion in Section 6.4.5 regarding Amide's customer concentration.

6.3.5 Management and personnel risk

The Company's Board of Directors, management and key personnel possess great knowledge and experience in the pharmaceutical industry, the Company's environment and corporate operations. Loss of members of the management or key personnel could have adverse effects on the Company's operations.

The success of present and future operations will depend, to a certain degree, upon the experience, abilities and continued services of the Company's key staff and Board of Directors. In addition, the ability to attract and retain highly qualified scientific, technical and business personnel experienced e.g. in development, manufacturing and marketing of generic pharmaceutical products will also affect the Company's operations. There is intense competition for skilled personnel, and there can be no assurance that the Company will be able to hire or keep employed a sufficient number of such persons.

Many of the Company's employees are members of labour unions. From time to time negotiations with labour unions can prove to be unsuccessful and there is a constant risk of labour disputes that can lead to a strike or some other form of industrial action. Such disputes or strikes could harm the overall profitability of the Company.

6.3.6 External suppliers

In some part of its operations the Company is dependent on external suppliers for the necessary active ingredients, equipment components and auxiliary materials. There is risks involved with suppliers regarding timely delivery and continued business. In addition to these risks, prices for specific products can fluctuate strongly. There is no assurance that price increases or supplier shortages for individual products will not have a material adverse effect on the sales and profits of the Company.

The Company seeks to maintain stocks of material from external suppliers to be able to overcome supply shortages.

6.3.7 Information Technology

The Company handles sensitive and confidential information in its operations. It is vital for the Company to ensure that information technology issues are properly taken care of, i.e. regarding data storage and backups, data security and system access. Negligence in this aspect could result in loss of valuable information and possibly harm the Company's profitability.

In order to avoid the potential loss, misplacement or unauthorized access to valuable information the Company has implemented an Information Security Policy, which is based on the ISO17799 standard. The employees of the Company are instructed on how to handle the hardware, software and sensitive data that relate to the Company's operations.

6.3.8 Hazardous materials and environmental issues

In its operations the Company handles many hazardous materials, including explosive, toxic and inflammable materials, as a result of which it is subject to various laws and regulations on environmental issues (cf. also Section 6.2.3.8).

If hazardous material are not properly stored and handled, they could injure employees and other persons, harm the environment and/or damage property. The Company could be subject to litigation, which could significantly affect its earnings performance if it were found liable.

The Company's operations may be adversely affected if it does not comply with the relevant laws and regulations on environmental issues.

A Corporate EHS manager has been appointed and EHS structures at all manufacturing sites have been strengthened and re-organised. Key achievements in this aspect during 2004 include training seminars for EHS personnel, site reviews, compliance assessments, review of emergency plans, development of an incident reporting process and approval of Corporate Policies. EHS procedures are currently being developed and their implementation will harmonise EHS standards across the organisation.

6.3.9 Marketing and PR risk

The Company's public relations, image, reputation and its relations with various stakeholders and independent third parties, e.g. MD's and pharmacists, could significantly affect the Company's ability to market and sell its products.

In general the Company seeks to maintain a good relationship with its stakeholders and the Company's Corporate Communication function is involved in providing information about the Company, its operations and strategy.

6.3.10 Financial risk

The Company is exposed to a variety of financial risks and the main objective of its Risk Management function is to reduce the financial risk within the Company and increase the financial stability. Risk management policy constitutes a framework of guidelines and rules, covering areas such as foreign exchange risk, interest risk, the use of derivative financial instruments, and liquidity and credit risk.

The Company's Treasury and Risk Management function is centralised and supports the objective by identifying, evaluating and hedging financial risk. The Treasury function also tries to guarantee cost efficient funding and acts as an internal bank for the subsidiaries.

6.3.10.1 Market risk

Foreign exchange risk, transaction & translation exposure: Foreign exchange fluctuations may adversely affect the Company's results. The Company operates internationally and is exposed to foreign exchange risk from various currencies. The underlying net foreign exchange transaction exposure is hedged with derivative financial instruments, mainly foreign exchange contracts, where the Company deems appropriate in line with the Company's risk management policy. All of the instruments have a maturity of less than one year and the Company only hedges forecasted foreign exchange currency cash flow for less than 12 months. Neither the balance sheet nor translation risk is hedged.

Interest rate risk: Fluctuations in interest rates have a direct impact on earnings. The interest rates used in the Company's budget are based on forward rates and the Company's policy is to have a majority of loans at floating interest rates.

Credit risk: To minimise credit risk the Company focuses on ensuring that customers have an appropriate credit history, that various guarantees are given and that there is also active monitoring. To be closer to market norms, the Company has decided to extend credit terms in countries where market norms are not in line with the Company's policy on credit terms.

Liquidity and refinancing risk: The Company has uncommitted and committed credit lines in place to maintain sufficient liquidity and a flexibility in funding. The Company is a net borrower and surplus liquidity is used to repay external debts. Increased indebtedness may impact the Company's financial condition, the outcome of operations and future access to capital.

Hazard risk – insurance: Insurance is purchased to try to ensure that the Company's hazard risks, whether related to potential liabilities (e.g. Product & Liability), physical assets (e.g. buildings) or intellectual assets (e.g. Actavis brand) are optimally insured.

The Company has product liability insurance coverage in the amount of EUR1-10 million based on the nature of the claim cf. Section 6.2.3.6. Amide has product liability insurance of US$10 million aggregate per occurrence, cf. Section 6.4.7.

The Company's product liability policy provides coverage against product liability and product defects. The Company has not made any claim under this policy during the past five years. Amide has made several claims under its product liability insurance for the past five years. The Company is analysing its current coverage to establish whether it is adequate.

The Company has insurance covering its facilities in the amount of their respective value. This insurance policy provides coverage against damage due to natural disaster, vandalism, fire, burglary and certain other types of damage to the Company's facilities. The Company has not made any significant claims under this policy during the past five years. The Company believes its current level of facilities' insurance coverage is adequate for its present requirements.

The Company is currently reorganising its insurance structure. The objective is to analyse and assess the insurance coverage for the following purposes: Identification of opportunities for improvement; identification of potential insurance coverage gaps; development of uniform terms of coverage and deductibles for the Company; development of uniform insurance risk management objectives, targets, strategies and directives for the Group.

Rising insurance cost or negligence to insure the Company's assets, risks and interests properly, could negatively impact the profitability of the Company.

6.3.10.2 Financial Covenants

The Company's various loan agreements contain a number of financial, operating and other covenants that limit the Company's operating and financial flexibility. Failure to comply with any of these covenants could result in an event of default under the applicable agreement and could result in acceleration of the debt outstanding, and the cancellation of the credit available, as well as an event of default under the other loan agreements and related instruments that contain cross-acceleration or cross-default provisions. In addition, the loan agreements contain change of control provisions which, if triggered, would also result in an event of default under the relevant loan agreements.

6.3.10.3 New accounting principles

There are inherent uncertainties involved in the estimates, judgements and assumptions used in the preparation of financial statements in accordance with the IFRS. Any changes, judgments

and assumptions used could have a material adverse effect on the Company's business, financial position and results of operation.

The impact of new accounting principles could have a material adverse effect on the Company's financial position or results of operations. Further discussion on the IFRS is to be found in Section 9.2.6.

6.3.11 Risk related to agreements

The Company has entered into numerous agreements in the ordinary course of its business. There is always a risk of unexpected contract breaches or terminations by the parties to those agreements. No one agreement is likely to affect the assessment of the Company or its shares as an investment option and their significance for the Company, according to the Company's management.

6.4 Risks related to Amide

Amide is a generic pharmaceutical company. Many risk factors discussed in Section 6.2 and 6.3 also apply to Amide. It should be kept in mind that the discussion addresses the main risk factors and is not in any way an exhaustive account. The following is a discussion of specific material risks that apply to Amide and have been brought to the Company's attention during the due diligence review of Amide as a part of the acquisition process.

6.4.1 Risk regarding historical financial statements

Prior to the acquisition, Amide was a family owned company. Amide's financial statements have not been historically audited. Historically, Amide has relied on outside advisors for accounting and financial reporting assistance. A "review" (unaudited scope of services) was performed on certain Amide financial statements. Financial due diligence confirmed that Amide's financial statements deviated from US GAAP in a number of areas, including but not limited to, revenue recognition, expense accrual and recognition, and inventory accounting, among others. This makes the assessment of the overall results of operations and financial condition of Amide difficult, but was known by the Company prior to the acquisition and this fact affected the purchase price.

To be able to meet the more stringent financial accounting and reporting requirements of US GAAP and public company reporting, the Company will need to strengthen the existing financial team with additional management and technical expertise, which will result in increased labour and information systems-related expenses. The Actavis' management estimates that 2-3 additional staff is required and that the additional costs will be US$500,000-600,000 annually.

In connection with the potential acquisition of Amide by the Company, Amide's management engaged another accounting firm (BDO Seidman, LLP) to audit Amide's financial statements for the years ending 31 December 2004 and 31 December 2003. The accounting firm's reports state, that for each year in their opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Amide and the consolidated results of their operations, and their cash flows for the year then ended in conformity with US GAAP.

The accounting firm's reports, which are included in this Prospectus as Appendices E and F, should be read in their entirety for a description of the assumptions made, matters considered and limitations on the audit performed by such firm.

6.4.2 *Internal control environment*

Amide's overall internal control environment and financial reporting environment was geared towards generating only the basic level of financial information needed to run the business and for tax purposes. As a private company, Amide placed significantly less emphasis on critical assessment and documentation of its accounting policies in relation to US GAAP as described above or the overall strength of its internal controls.

After auditing Amide's financial statements, the accounting firm issued a material weakness letter to Amide relating to 1) inventory policies, procedures and recordkeeping, 2) sales allowances and rebates, 3) information system security and design and 4) lack of segregation of duties within the accounting and finance functions.

It is therefore foreseeable that the Company will incur substantial costs (financial, systems, and human-resource costs) associated with improving Amide's internal control environment.

6.4.3 *Product development*

New product introductions are projected to account for a large share of gross sales for 2005 and 2006. Although broadly in line with the estimated gross sales proportion for 2004, such a reliance on new product development and launches may be rash and present significant risk.

Delays in product development activities could negatively impact any competitive advantage that Amide may have gained from planned product development progress. Amide may incur significant research and development expenditures in the near future to achieve its new product introduction strategies.

6.4.4 *Production*

Eight of Amide's top suppliers are single-source raw material suppliers. The loss of access to such material suppliers or purchasing volume reductions from any of these material suppliers may significantly delay production activities and adversely impact Amide's prospective financial results. A large portion of Amide's APIs are purchased directly from approved suppliers, who are not under contractual arrangements with Amide. The lack of supplier agreements may reduce purchasing leverage, provide less incentive for suppliers to meet Amide's forecasted demand, and fail to provide Amide with appropriate legal remedies in the event that such suppliers do not meet their anticipated volume supply requirements to Amide. Amide is therefore exposed to significant supplier dependency risk, due to a concentration of single-source material suppliers.

6.4.5 *Sales and marketing*

Five of Amide's product families accounted for approximately 70% of its total gross sales for the year ending 31 December 2004. The top 15 individual product stock-keeping units (certain of which were outside of the top product families above) for the year ending 31 December 2004 represented 75% of total gross sales, five of which accounted for 48%.

These products are generally generic drugs, and accordingly, they may be increasingly susceptible to market competition over time as new manufacturers may enter these markets since barriers to entry for certain products may be low. Additionally, as Amide relies on a relatively limited number of product families and stock-keeping units to generate a large portion of its gross sales, the potential negative financial exposure resulting from the introduction of alternative drug therapies, unfavourable regulatory decisions and/or other market events related to any of these products could be significant for Amide's operating results and financial condition at any point in time

Amide's top five customers accounted for 65% of gross sales in the year ending 31 December 2004, with three large wholesalers accounting for 51%. Additionally, the top ten customers accounted for 78% of gross sales during this period. Changes in these or other significant

customer relationships, including customer buying decisions and competitive pressures, may have an immediate impact on Amide's operating results; this impact could be significant.

Gross sales from Amide's wholesale market accounted for 51% of gross sales for the year ending 31 December 2004 compared to 38% for 2003. Amide's controlled substance products are typically more heavily weighted to the wholesale market and could continue to negatively impact Amide's profitability, given the pervasiveness of sales deductions.

In addition, several of Amide's major wholesale and pharmaceutical distribution clients continue to face pricing pressure from governmental agencies (federal and state), large employer groups, and managed care organizations, as well as ongoing regulatory scrutiny from the SEC and other regulatory agencies, the ultimate outcome of which could impact future purchasing and pricing patterns between such entities and Amide.

6.4.6 Taxes

Amide may be subject to income taxes in jurisdictions other than New Jersey, based on the activities of Amide's employees (sales representatives) or those of independent contractors. In addition, Amide may have exposure to state franchise taxes to the extent of any employee sales person's or independent sales representative's presence in states with entity-level franchise taxes (e.g., Pennsylvania, Tennessee, Texas and Michigan).

6.4.7 Indemnification and legal matters

From time to time, in the normal course of business, Amide has agreed to indemnify customers and suppliers concerning product liability and other matters. It is not guaranteed that Amide's insurance coverage is adequate to cover any such potential claims. Amide has product liability insurance of US$10 million aggregate per occurrence.

Since 2000, Amide has been involved in 19 lawsuits. Today there is one class action lawsuit ongoing; Frankiewicz v. Amide. These lawsuits arise out of plaintiffs' alleged ingestion of Phenylpropanolamine Hydrochloride (PPA), which they claim was manufactured by Amide. The counsel believes that many of these cases will ultimately be dismissed, since many of the dates of injury alleged in the complaints pre-date Amide's manufacture of the products. Orders of Dismissal have been filed in these cases. In the opinion of the Company's management, the plaintiffs' claims will not have a material impact on the Company's operations and financial results if the court rules in favour of the plaintiffs.

6.4.8 Risk related to the acquisition

The acquisition is subject to certain conditions that must be satisfied or waived by the Company and the sellers. One of these conditions is that antitrust authorities in the USA must approve the acquisition before it can be closed; this is something over which the Company or the sellers have no control. The acquisition is also subject to the sellers' and the Company's fulfilment of certain obligations, regarding, e.g., representations, warranties and covenants contained in the purchase agreement; governmental approvals and actions; material adverse effect; Third-party consents; litigations; employment agreements; appointment of Director; financial statements and option agreements. Due to these conditions the Company may not be able to consummate the acquisition. The offering will, however, not be subject to consummation of the acquisition. If the acquisition is not consummated, the revenues from the offer will be used to fund future acquisitions.

The rationale for the acquisition is in part based on the projected ability to realise certain revenue and cost synergies. Opportunities for synergies are perceived in R&D and marketing. Achieving these synergies is dependent upon a number of factors, some of which are beyond the Company's control. These synergies may not be realised to the extent or within the time frame that the Company anticipates. This could have an adverse impact on the Company's operations and financial results.

In relation to the acquisition, seven key managers of Amide were granted rights to participate in a two-year Management Equity Incentive Plan, set up by the sellers, which is partly linked to the earn-out mechanism for the additional purchase price. Moreover, the Company has undertaken to grant certain other employees of Amide a 2-3 year stock option plan in an attempt to secure the orderly transition of Amide's business into the Actavis Group.

The Company may not be able to successfully identify, consummate and integrate recent and future acquisitions, including the pending acquisition of Amide.

6.5 Disputes

Lundbeck, a pharmaceutical company registered under Danish law, is the owner of a patent for the drug Citalopram. Medis hf., a subsidiary of Actavis Group, owns certain intellectual property rights to make certain finished dosage generic Citalopram tablets and has been selling these intellectual property rights in co-operation with Alfred E. Tiefenbacher GMBH & CO. KG in Germany.

Lundbeck has filed claims in several jurisdictions in Europe maintaining that companies within the Actavis Group and Medis business partners have been infringing Lundbeck's patent rights by manufacturing and marketing generic versions of Citalopram. In most of the lawsuits, Lundbeck sought preliminary injunctions against Actavis Group companies or Medis partners.

At the beginning of 2004 an appeals court in Denmark found that the preliminary injunction granted to Lundbeck in Denmark, against the Company, Actavis Nordic A/S and Medis partners Copypharm and Ratiopharm, was unjustified and the preliminary injunction was lifted.

The Company and Actavis Nordic A/S have now filed claims against Lundbeck for damages caused by the unjustified injunction.

In addition to the preliminary injunction Lundbeck filed claims for damages against Actavis Nordic A/S and the Company, in the amount of DKK 17 million, for infringement of patent rights. The case is still being processed before Danish court. If the court rules in Lundbeck's favour, then there is a risk that further claims for damages will be filed against the Company, which could have an adverse effect on the Company's performance, financial position or value.

Neither the Company nor its subsidiaries are involved in other litigations which could have a material impact on the Company's performance, financial position or value. For Amide litigation, see Section 6.4.7.

7 Operations

7.1 The business of Actavis Group

Actavis Group is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of generic pharmaceuticals. In addition to tablets and capsules, Actavis manufactures and sells, e.g. injectables, suspensions, infusions, suppositories, creams and ointments. Although the range of products varies from region to region, customers generally require a broad range of generic pharmaceutical products. The Company has also established itself as a supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in 28 countries. In addition to development and manufacturing facilities in Bulgaria, Turkey, Malta, Iceland, Serbia and the USA after the acquisition of Amide, the Company has an extensive sales network. The Group has built a strong market position in Europe and is constantly looking to establish itself in new markets. The acquisition of Amide creates a platform for the Company in the world's largest generic pharmaceutical market, the USA.

Actavis' operations are geared towards achieving further growth and corporate expansion abroad. With over 7,000 staff (after the acquisition of Amide) spread across the world, it is vital that the Companies' processes and thinking is designed to stay one step ahead of its competitors. The Company has announced that it aims to be a leading company in generic pharmaceuticals, offering the customers a top-level service that meets their expectations. In autumn 2004 three new functions were established at the organisation to realise that vision: Corporate Development, Strategy and Organisational Development and Strategic Businesses.

7.1.1 Research and Development

The Company's efforts remain concentrated on the development of quality, profitable generic pharmaceutical products and active pharmaceutical ingredients (APIs) that meet the needs of its markets. They also meet exacting international standards of quality, safety and efficacy.

7.1.1.1 Product selection

Pharmaceuticals for which the patents are expiring in the Company's principal market regions are selected for development on the basis of market and technical assumptions. Managers representing the Company's Sales & Marketing, R&D, Operations, and Finance divisions all contribute to the product selection function. The aim of the Company's Product Selection Group and the Portfolio Management function at Actavis is to create a value/risk-balanced development portfolio. Contributors to the function include managers from the Company's sales divisions.

A list of carefully screened pharmaceuticals that are going off patent between now and 2016 maps out potential candidates for future development. Each candidate will go through a detailed feasibility study which assesses the financial viability for each product the potential for strategic fit, technical and patent considerations, and also development costs and sales and marketing issues. The existing pipeline is constantly under scrutiny with regard to the financial viability of each project.

7.1.1.2 Product Research and Development

Developing a new generic product can take from 18 to 36 months. The complete marketing authorisation application – often termed the registration dossier - from the date of submission to the EU health authorities to the granting of the first marketing authorisation can take a further 12 to 24 months. Different expiry dates for originator product patents in Europe mean

that marketing authorisation applications may be initiated at different stages in certain markets. Securing the marketing authorisation grant and subsequently launching a product in France or Italy, for example, may occur some years after the first marketing authorisation for the products is granted. MRPs, however, allow applications to be made to more than one regulatory authority at a time. With the accession to the EU in 2004 of a number of countries representing significant markets for Actavis, MRPs can now be run simultaneously for the markets of two of the Company's revenue divisions, SMI and Third-party Global, which are within the EU. This synergy efficiently secures the best possible launch dates of finished products for all parties involved. Amide's average development is usually 6-12 months. USFDA approval time is approximately 12 to 20 months. The process in the US is similar to that in the EU, except that Amide only focuses on North America, so multiple registrations are not applicable.

After the acquisition of Amide, more than 200 employees drive the development and registration of generic products, maintaining a healthy product pipeline. Located in Iceland, the USA, India, Malta, Bulgaria, Denmark and Turkey, their work is and will be supported by various international research organisations.

Organised primarily from its main development site in Iceland, the Company's development activities are geared to market demand and profitability, together with patent and technical considerations. Favourable patent environments in Iceland, Malta and Bulgaria allow the Company to develop, manufacture and stockpile new generic products before originator patents expire in other countries. India will play a more significant role in the future with the acquisition of Lotus Laboratories Ltd, a CRO company in India last February.

Focusing mainly on the development of solid oral dosage forms, immediate or controlled release tablets and capsules, the Company also possesses development expertise in semi-solid and liquid formulations. Comprehensive registration dossiers are compiled throughout the development process. The quality of these dossiers is helping to broaden the Company's geographical reach, with Actavis products now registered in more than 60 countries.

The Company owns an 86% share in Colotech, a Danish R&D company which focuses on cancer research. Phase III clinical trials (multinational) for the preventive treatment of colorectal cancer have begun, involving 1000 patients. Another project based on similar principles, that of taking previously approved molecules and testing them against other applications, was initiated in 2004 when trials in laboratory animals were started.

See Section 7.2.2 for further information on Amide's R&D.

7.1.1.3 Regulatory environment

Actavis enjoys a favourable position with regard to patents in Iceland, Malta and Bulgaria, enabling it to carry out development work with the active ingredient of the brand-name drug before its patent expires. International agreements, such as EU membership for Malta and potential membership for Bulgaria, may have an extensive effect on the development of patent legislation in the two countries. The EU has now included the Bolar provision in its pharmaceutical regulations, allowing development during effective patent protection after October 2005. See Section 6.2.3 for further information about the regulatory environment of the Company.

7.1.1.4 Intellectual property

The careful development of intellectual property and robust registration of dossiers enables the timely availability of new products for the Company's customers. The Company develops practically all the required registration documents. The dossier for generic pharmaceutical products, contains its composition and manufacturing formula together with the accumulated results of trials and studies, which may sometimes extend over several years.

Effective R&D activities have been conducted for many years at the Company's headquarters in Iceland and the registration function was strengthened in 2003. The unit compiles and files growing numbers of intellectual property registrations to authorities in the EU. After the acquisition of Amide the Company plans to increase its efforts in the USA.

7.1.1.5 Recent developments

The Company's R&D division was active during 2004: 11 first-time EU market authorisations for newly developed products were achieved, and 16 new applications for the EU market and two new applications for the US market were completed. Actavis Pharma Ltd. was established in Bombay, India, to strengthen a number of key sourcing activities, particularly APIs, clinical research and other contractual opportunities. Contracts with Indian development and manufacturing companies were finalised and work began in India to transfer the manufacture of products developed by the Company into US Food & Drug Administration (FDA) approved facilities. This work supports the planned submission of ANDAs in the US. Significant emphasis was placed on filing applications for Actavis patents. This important and continuing work has important implications for the protection of the Group's intellectual property. The focus on patents also includes the careful assessment of originator patents which are currently in force and which are potentially open to challenge.

A new solid dosage pilot plant in Iceland will be opened formally in 2005 followed, in 2006, by a facility that will house all R&D staff located in Iceland, as well as analytical and formulation laboratories.

In February 2005, Actavis announced an agreement to acquire Lotus Laboratories, an Indian Contract Research Organisation (CRO). Lotus was established in 2001 and is headquartered in Bangalore, India. The company specialises in the management of clinical trials to study the bioavailability and bioequivalence of drugs, drug-drug interaction and early and late phase clinical trials.

7.1.1.6 Product pipeline status

136 products combined in development and registrations


Other 8%
Vitamin 4%
Respiratory system 7%
Antiinfectives 7%
Musculo-skeletal 12%
Alimentary tract 14%
Cardiovascular 19%
Central nervous 29%

There were 24 ongoing product registrations at the end of 2004 and a total of 70 products are currently in development for the Company's markets, including 47 for the EU and US markets, covering most therapeutic areas. The new North America division, will have over 30 products in the pipeline and 12 ongoing product registrations after the acquisition of Amide.
More than 200 qualified staff maintain a healthy product pipeline by driving the development and registration of generic products. Based in Iceland, the USA after the acquisition of Amide, Malta, Turkey, Bulgaria and Denmark, they are supported by various international research organisations. Comprehensive registration dossiers are compiled throughout the development process. The quality of these dossiers broadens the Group's geographic reach: Actavis products are now registered in more than 60 countries. Organised primarily from its main development site in Iceland, the Group's development activities are geared to market demand and profitability, together with patent and technical considerations.


Actavis
Amide
Combined
Pipeline synergies:
Other 11%
Central nervous 29%
Respiratory 4%
Musculo-skeletal System 7%
Antiinfectives 9%
Alimentary tract 13%
Cardiov.26%
Antiinfectives 5%
Other 5%
Central nervous 26%
Respiratory 12%
Vitamin 15%
Musculo-skeletal 20%
Alimentary tract 17%
Other 8%
Vitamin 4%
Respiratory System 7%
Central nervous 29%
Antiinfectives 7%
Musculo-skeletal 12%
Alimentary tract 14%
Cardiovascular 19%

ANDA filings: Two new applications for the US market were completed in 2004. Approximately 8-10 other ANDA targets have been identified and expected to be filed in the next 12 months. The Company sees considerable synergies in developing products for the EU and the USA simultaneously. Amide has 12 ANDAs pending approval with the FDA and expects 10 new product approvals in 2005.

In-licensing (acquiring the right to market and produce pharmaceuticals from third parties): The Company aims to in-license products for Group markets that are not developed by the Company.

7.1.1.7 API development

Actavis is currently developing several active pharmaceutical ingredients in Turkey and India. This policy is in line with Company policy to maintain cost efficiency and quality. The Company seeks to source its raw materials at the lowest possible price for a given quality level. Future strategy is to continue effort to acquire an operational facility and if possible with an existing API portfolio.

7.1.2 Manufacturing

The Company will have manufacturing operations in six countries (after the acquisition of Amide) offering comprehensive facilities for the production of generic pharmaceuticals. Plants in Malta, Turkey, Iceland, Bulgaria and Serbia and the USA will provide considerable manufacturing capacity to meet the needs of the Company's growing customer base. The Company has entered into agreement with Emcure in India on co-operation for production for the US market.

7.1.2.1 Production and Capacity[4]

Malta: The Company operates a newly refurbished EU/GMP compliant site in Malta which currently supplies bulk and packed product to EU markets. The site currently has a capacity of 1.6 billion tablets, which is planned to increase to 2.5 billion tablets over the next three years. The recent upgrade of the Maltese plant, in combination with EU/GMP approval and high volume capacity makes it a vital supply source for Actavis' Western European expansion programmes.

Bulgaria: In Bulgaria, Actavis AD operates three manufacturing sites in Dupnitza, Troyan and Razgrad. Production capacity encompasses tablets, infusion solutions, gelatine capsules, suspensions, ointments and syrups. In total manufacturing capacity in Bulgaria is approximately 2 billion units. In Dupnitza, one of three facilities, referred to as Tablet 3, is EU/GMP compliant and a refurbishment programme for Tablet 2 has commenced such that this facility will meet EU/GMP requirements. Refurbishment programs for the manufacturing facilities and laboratories in Troyan and Razgrad are in advanced stage.

USA: Amide's manufacturing operations, facilities and documentation all comply with current good manufacturing practices and the company is registered with both the FDA and DEA. Total capacity of Amide's manufacturing operations is 1.5 billion tablets (based on one shift per day). Furthermore, a new plant is being built in New Jersey, which will increase manufacturing capacity to 6-8 billion tablets per annum (two to three shifts). Amide offers a diverse range of more than 67 pharmaceutical products to approximately 120 wholesalers, distributors, chain drug stores and managed care organizations throughout the USA. The product line is solid dosage, and includes immediate and modified release tablets and capsules.

Iceland: Actavis currently operates three production plants and a pilot plant in Iceland. Two of these plants will be closed down in 2005. The main production plant in Hafnarfjordur commenced operations in 1998 and is developed with the needs of Western European markets in mind. It is an EU/GMP compliant Solid Dosage facility and is the Company's main strategic launch site for new products. Total capacity of all the three production plants is 1 billion tablets per annum. The Icelandic facilities are all EU/GMP approved and are used for the development and manufacture of tablets, capsules, liquid pharmaceuticals, creams, ointments and related products for both domestic and export markets.

Serbia: The Company's subsidiary, Zdravlje, in Serbia, specialises in the fields of gastroenterology and cardiology products. Established some five decades ago, and part of the Actavis Group since 2002, it is one of the country's largest pharmaceutical companies. The business has been streamlined by closing down factories and divesting operations that are not part of the Group's core business. A site-refurbishment programme is currently under way so that the manufacturing facilities will be upgraded, designed and ready to meet EU/GMP requirements as and when required. Total capacity is around 0.3 billion units per annum.

Turkey: The Company's subsidiary, Fako, in Turkey which was acquired in early 2004, has created a valuable platform for markets in that region. Fako operates three finished-dosage-form facilities, two of which are dedicated to the manufacturing of penicillin and

[4] Production capacity is dependent on a number of factors, including number of shifts per day and what products are being produced.

cephalosporin; the third one manufactures non-Beta Lactam products and is approved for the EU market. The company also operates sites for manufacturing APIs, one of which has obtained FDA and EU regulatory approvals. Total capacity is around 0.3 billion units per annum.

7.1.2.2 Quality production

The pharmaceutical industry is regulated to a very high degree, the primary goal of which is to ensure the quality, efficacy and safety of pharmaceuticals for the public. In order to obtain manufacturing authorisations in each territory, the Company needs to demonstrate that it complies with the regulatory requirements.

A key success factor for the Company is to ensure the manufacture of quality pharmaceutical products at its sites. The manufacturing sites have developed effective quality management systems, which they maintain and operate. The primary role of the quality management systems is to ensure compliance with local and international requirements and effective operations to ensure the reproducibility of all processes and effective utilisation of resources. The quality management systems encompass necessary elements of the regulatory guidelines on GMP and other regulatory requirements that are imposed on manufacturers of pharmaceutical products.

With manufacturing operations in six different countries and a sales and marketing network embracing much of the globe, the Company is faced with a diversity of regulatory requirements. GMP is the cornerstone of all quality operations but it differs in emphasis from one geographical area to the other.

In four countries, Iceland, Malta, Turkey and Bulgaria, Actavis operates manufacturing facilities that manufacture pharmaceuticals for the EU and related markets. Amide's manufacturing facilities manufacture products for the US market with authorisation from the US FDA. The remaining facilities utilize their capacities to meet the demand for the Company's products in CEE markets.

In order to develop a holistic approach to quality, a corporate manual is in development, consisting of policies and procedures on key activities that are essential for obtaining the quality standard the company requires throughout. An internal auditing function is operated to ensure compliance with company policies and regulatory requirements throughout the group. Corporate auditing, in addition to regular regulatory inspections, is a tool used to ensure compliance.

7.1.2.3 APIs

Access to active pharmaceutical ingredient by purchasing from raw material producers can in some cases be difficult for generic pharmaceutical companies. When possible when the Company itself does not make them, Actavis maintains the policy of having APIs available from at least two sources for its finished form dossiers.

API production within the Company takes place in Turkey, Macedonia (for veterinary products, being sold), Serbia (for own use), and three sites in Bulgaria, i.e. Razgrad (expected to be sold in 2005) and Troyan (for own use). Amide does not produce any of its APIs.

7.1.3 Sales and Marketing

Actavis has now three main divisions for the sale of products and intellectual property:

- Sales & Marketing - International division (formerly known as Own Brand)
- Sales & Marketing - Third-party – Global Division (formerly known as Third-party Sales)
- North America division

7.1.3.1 International division

Focusing primarily on Central and Eastern Europe, Actavis' Sales & Marketing - International Division sells products either developed by Actavis or in-licensed from other companies. Key markets include Turkey, Bulgaria, Russia, Serbia and the Nordic countries.



The division aims to:

- Continue growing through strong organic growth via own development of products as well as registration of in-licensing and registration.
- Extend a strong presence in selected markets with own sales force and back -up functions.
- Maintain and expand a large and attractive product portfolio
- Secure competitive prices and delivery terms.
- Improve efficiency in all parts of the value chain, including sales-force management.
- Leverage on relations with Western European wholesalers building up activities in Eastern Europe.

The intention is to strengthen the division's position in Scandinavia and to continue extending its presence in Central Europe. The division now represents approximately 49%[5] of the total revenues of the enlarged Company, based on 2004 figures. Sales and Marketing – International division is also responsible for purchasing of API.

2004 review

Growth in the International Division's sales was slower than expected, due to several reasons. Primarily, this was due to pricing pressures and the delay in the introduction of a new reimbursement list during 2004 in Bulgaria, which was not issued until January 2005. Important progress was made in 2004 in streamlining sales and marketing operations across the Group and creating a more effective service platform.

A big step in the Company's strategy to consolidate the various businesses under one brand and build a leading brand in generic pharmaceuticals was taken when the Company was rebranded as Actavis.

Revenues split by therapeutic classes in 2004


Other
10%
Alimentary
11%
Cardiovascular
34%
CNS
22%
Antiinfectives
23%

Revenues split by markets in 2004


ROW
9%
Serbia
10%
Turkey
34%
Northern Europe
10%
Russia & CIS
16%
Bulgaria
21%

[5] % of total sales represents sales of finished products and intellectual property

Developments in 2004 and the first quarter of 2005:

Turkey



EUR Million
12M
90
80
70
60
50
40
30
20
10
0
12M 2003
12M 2004

The Turkish operation, Fako, is showing healthy progress. Integration of Fako into the Group is on schedule. At the beginning of the year the market destabilised due to the introduction of a new pricing decree. This had created some confusion in the market and temporarily slowed sales across the industry. The Turkish market recovered from this slowdown in the second half of 2004. Despite this, the EBITDA-to-sales margin and profits were in line with management expectations for the year as a whole. To retain its current market position, Actavis has decided to extend credit terms to be closer to market norms.

Sales increased in the first quarter of 2005, compared to the first quarter of 2004. Effective January 1, 2005, the Turkish government imposed mandatory price decreases on all manufacturers. The cardiovascular product Lipitaksin (Atorvastatin) was launched in March and its contribution is expected during the next quarter. The strongest contributing products were the anti-infectives, Levofloxacin, Cefuroxime and Sultamicillin.

Bulgaria

Actavis' operations in Bulgaria experienced continued delays in 2004 due to pricing issues and delays in the introduction of a new reimbursement list. This has led to slower market growth than was expected and sales were below expectations. In January 2005 the implementation of the new reimbursement list in Bulgaria took effect. Despite a difficult market situation, Actavis is retaining its market position.



EUR Million
12M
-7,4%
60
50
40
30
20
10
0
12M 2003
12M 2004

Sales remained relatively constant in the first quarter of 2005, compared to Q1 2004. Margins were improved following a restructuring of the operation, resulting in a considerable reduction of expenses. The strongest contributors to sales in Q1 2005 were Renapril, Dehydratin Neo (cardiovasculars (CVS)), Pyramem (CNS), Isodinit (CVS) and Verapamil (CVS).

Russia & the CIS

The Russian market showed progress during the year 2004 and was in line with management expectations. Sales slowed in the earlier part of the year but recovered during the summer months and into the autumn. In the CIS, sales increased due to some price increases for core labels in the latter half of the year, which has coincided with increased marketing efforts and strengthened distribution channels. The Company is working to strengthen its operations in Russia and to launch new products this year and the next year.



EUR Million
12M
+12,4%
40
30
20
10
0
12M 2003
12M 2004

The region experienced a healthy growth in the first quarter of 2005 compared to the same period in 2004. Core contributing products in the first quarter of the year 2005 were Phezam, Adrianol, Spasmalgon, as well as a recently-reimbursed product, Nifedipin. In March Lisinoton (Lisinopril) was launched in Russia, as well as Renapril and Nelidix in Mongolia.

Serbia

The business in Serbia continues to gain ground with an increased market share and sales for the period were in line with management expectations. New legislation was passed in Parliament in July 2004 allowing for up to 9% price increases for some of the Company's products, which took effect in April 2005.



EUR Million
12M
+7,1%
25
20
15
10
5
0
12M 2003
12M 2004

Increased sales and marketing activities helped achieve sales growth in the first quarter of 2005 compared to the same period in 2004. Major contributing products were Enalapril, Atenolol and Karvilex.

The Nordic Countries

The Nordic regional revenue centre includes Iceland, Denmark, Sweden, Finland, Norway, Lithuania, Latvia, and Estonia.

Regulatory issues in Denmark caused delays in the introduction of some of the Company's key products on that market. Increased emphasis has therefore been placed on new product launches in this market.



EUR Million
12M
+36,6%
25
20
15
10
5
0
12M 2003
12M 2004

The integration of Pliva Pharma Nordic has been completed and the Company has a broad Nordic sales network in place. Competition in Denmark continues to be tough, with continued pricing pressure in that market. Sales, margins and profitability are therefore below management expectations and whilst this is not expected to change in the short term, several product launches are under preparation awaiting final approval of marketing authorisations. Sales in Iceland were in line with management expectations, though the region as a whole was below the Company's expectations for the year.

Sales decreased in the first quarter of 2005 compared to the same period in 2004. The division launched three new products in the quarter: Vostar S (diclofenac) in Iceland, Lisinopril in Sweden, and Azathioprine in Denmark, which are all expected to support the future growth in the region.

Products

The strongest contributing own label products in 2004 were the anti-infective Bioment, which accounted for 4% of the Company's revenue in 2004, the cardiovascular Troxevasin (4%) and the anti-Infective Cravit (4%).


S&M International division sales
Top 10 products 2004
EUR Million
10
8
6
4
2
0
Bioment
Troxevasin
Cravit
Almagel
Oracefin
Alfasid
Phezam
Sedalgin Neo
Helipak
Enalapril

7.1.3.2 Third-party - Global division



Actavis' Sales & Marketing, Third-party - Global division handles sales of finished products and intellectual property developed by the Company to third parties. The division, which operates under the name Medis, also carries out finished-dose manufacturing for other leading generics companies, receiving a profit share on sales. These pharmaceutical companies subsequently sell Actavis products under their own label. Key markets in 2004 included Germany, the UK, Austria and the Netherlands. The Company does not intend to focus on these markets with its own-label products, but rather continue to build good relationship and supply other pharmaceutical companies in Western Europe with Actavis products and intellectual property.

Through strong development and registrations, Actavis' Sales & Marketing, Third-party - Global division aims to:

- Continue to be a strong supplier to other pharmaceutical companies in its market region.
- Further develop relationship with current customers.
- Maintain its strong penetration into the German market.
- Increase focus in France and South-Western Europe.

The division now represents approximately 33%[6] of total revenues of the enlarged company, based on 2004 figures.

2004 review

Sales of intellectual property and finished products to other pharmaceutical companies (third parties) reached EUR164.8 million in 2004, compared to EUR136.1 million the previous year. Underlying growth in the division was 24%. The reputation of the Company's registration dossiers continues to support sales of intellectual property, valued at EUR13.1 million over the year. Overall, the division's sales represented 34% of total annual sales by the Company.

The launch of the generic cardiovascular product Ramipril in January 2004 was the biggest project ever undertaken by Actavis. The product was produced in three forms - tablets, capsules and HCT combination tablets – all of which made the Company's annual sales top ten list.

Sales by segments 2004


Finished products
92%
Intellectual
property
8%

Sales by therapeutic class 2004


Other
4,7%
Anti-infectives
9,2%
Cardiovascular
52,8%
CNS
33,3%

Sales by markets 2004


Belgium
2%
Other
9%
Serbia
2%
France
5%
Denmark
4%
Spain
5%
Holland
6%
Austria
8%
UK
14%
Germany
45%

[6] % of total sales represent sales of finished products and intellectual property

Developments in 2004 and the first quarter of 2005.

Germany

Sales in Germany were up 50% for the full year 2004 compared to 2003, partly due to strong sales of Ramipril. Regulatory changes by the Government resulted in a new obligation for pharmaceutical companies to give national healthcare funds a 16% discount under the country's reimbursement system. A new reference price group for ACE inhibitors impacted adversely on Ramipril, Ramipril HCT, Quinapril and Quinapril HCT. The German reforms are boosting the use of generics and generally benefit the industry. In the longer term, however, the Company expects that both generic and patent-protected medicines will come under continued pricing pressures.



EUR Million
12M
50,0%
80
70
60
50
40
30
20
10
0
12M 2003
12M 2004

Sales were down in the first quarter of 2005 compared to the same period of 2004. As anticipated, product sales in Germany were slow during the first quarter, primarily due to high inventory levels at several of the Company's larger customers. Despite this and the growing competition in the market place, the Company has noted some positive signs. The marketing companies seem to be discounting products to their clients to a lesser extent than in 2004, which, in addition to reduced level of the mandatory discount to the official sick-fund price, is, according to the Company's management, expected to strengthen the performance in Germany in the second half of the year.

The UK

Sales in the UK market were up 88.6% for the full year 2004 compared to 2003. Whilst Ramipril and Citalopram both experienced price squeezes, there was good news in the UK where the market remained buoyant and Ramipril prices in particular remained strong for longer than originally anticipated. Paroxetine was successfully launched in the UK in February 2004.



EUR Million
12M
+88,6%
25
20
15
10
5
0
12M 2003
12M 2004

Product sales declined severely in the first quarter of 2005, compared to 2004. This dramatic reduction is primarily explained by rather limited sales of Ramipril capsules and Paroxetine tablets into the market, in addition to price erosion and increased competition. New contracts are expected to contribute to increased volumes to the UK market in the near future.

Austria

Sales to Austria were down 60% for the full year 2004 compared to 2003. The reduction is entirely due to lower sales of Citalopram for international distribution, although Citalopram is still by far the highest selling product on the market, covering almost 70% of the Company's sales to Austria. Last year two new Austrian customers launched Ramipril products and Lisinopril HCT.



EUR Million
12M
-60,5%
35
30
25
20
15
10
5
0
12M 2003
12M 2004

Sales in Austria were down in the first quarter of 2005 compared to the same period in 2004. The reduction is to a large extent caused by lower sales of the anti-depressant Citalopram for

international distribution. On the positive side is noted that a higher number of products are contributing to sales in the Austrian market.

The Netherlands

Sales in the Netherlands market were up 69.3% in 2004. The Netherlands, a developed generic market, have always been an important market for the division. The key product is Ciprofloxacin for international distribution, followed by Loratadine and Lisinopril for local sales.



EUR Million
12M
69.3%
8
6
4
2
0
12M 2003
12M 2004

Sales were up in the first quarter of 2005 compared to the same period in 2004. Sales of Mirtazapine were higher than expected, but sales of Ranitidine did not reach the anticipated level. The Dutch market remains quite competitive, but this market is still expected to be quite important for the division in the future.

Other markets

The division is increasing its focus on markets in Southern Europe. Many of the Company's older products are only just coming off patent in France, whereas the same patents expired as long ago as 1997 in many other countries. New product registrations are also being evaluated for Spain. The use of generics in these areas has been low in the past, but governments and healthcare providers are encouraging a reversal in this trend. A region-specific strategy has also helped to boost the Company's efforts. Rather than use the multiple registration route, the division has tailored its applications to the local authorities.

Products

The division has 34 products on the market, 27 registration dossiers (intellectual property) and a further 113 products in registration process. Top 10 products account for 86% of the division's sales.

Third-party sales
Top 10 products 2004



EUR Million
30
20
10
0
Citalopram
Ramipril Caps
Ramipril Tablets
Ramipril HCT
Paroxetine
Ciprofloxacin
Lisinopril
Lisinopril HCT
Enalapril
Mirtazapine

Nine new products were launched in total by the division in 2004, of those five were first to market. The launch of Ramipril capsules, Ramipril tablets and Ramipril HCT products in January represented the Group's biggest new product launch. Four new market launches were also

achieved in France and Hungary. In December, Actavis was first to market Quinapril HCT tablets through its customers in Germany.

In January 2004 Captopril HCT tablets were launched in France; this was the first launch in the country for some time. During the fourth quarter of 2004, Ciprofloxacine and Lisinopril tablets were also shipped to France, demonstrating the increasing importance of France as a market for the Third-party - Global Division.

In September and October 2004, customers of the division were amongst the first to launch Mirtazapine anti-depressant tablets in Germany. A cardiovascular product, Quinapril, was shipped to several European countries during the fourth quarter, when local patent circumstances also allowed Sertraline anti-depressant tablets to be shipped to customers in some Central and Eastern European countries, and also in Spain. This product will be launched generally throughout Europe in October 2005.

7.1.3.3 North America Division

After the acquisition of Amide the Company will operate a new North America Division. This division will be headed by Amide's President Divya Patel and will drive growth in the US market, a central dimension to the Group's wider vision of increasing its presence in all key international markets. The new division currently represents about 18% of combined sales of finished products and intellectual property of the enlarged company, based on 2004 figures.



Actavis has already started to exploit synergies in the simultaneous development of products for both the European and US markets. The division aims to keep growing through strong development, in-licensing and registration of products. The division will try to expand its product portfolio and file Actavis products on the US market.

For further information regarding the North America Division see Section 7.2, The business of Amide.

The picture below shows a comparison between Actavis' sales by market in 2004 and the combined pro forma sales for Actavis and Amide for the year 2004.


Actavis
Enlarged company
Others 8%
Ukraine 3%
Holland 3%
Austria 3%
Iceland 4%
Scandinavia 5%
UK 5%
Serbia 7%
Russia & CIS 10%
Bulgaria 13%
Germany
Turkey 21%
Others 12%
North America 18%
Austria 2%
Iceland 3%
Scandinavia 4%
UK 5%
Serbia 6%
Russia & CIS 8%
Bulgaria 10%
Germany 15%
Turkey 17%

Actavis markets FY2004 sales EUR452 M | **Combined proforma sales for FY2004 EUR538 M**

7.1.4 Corporate Development

Responsible for mergers and acquisitions, this division is focused on external growth. The Company remains alert to acquisition opportunities, where the strategic fit and profitability of a company is sufficiently compelling.

Portfolio Management is another key area of the division's work. Working closely with R&D and S&M, Corporate Development leads the selection process of new products and maintains a portfolio that best fits the Group's growth strategy and risk profile. This includes the management of in-licensing opportunities for new technologies as well as products.

Corporate Development is also responsible for Global Market Information - the collection, dissemination, analysis and interpretation of market research and business intelligence related to the Company's markets and competitors.

7.1.5 Strategy and Organisational Development (SOD)

The priority for this new division is to align the Company's strategy, structure and talent. It is responsible for the integration of corporate strategy, the development of more effective organisational structure and for coordinating HR practices across the Company. With effective systems in place, the acquisitions and integration of new companies become more efficient, adding more quickly to bottom line results.

Considerable work has already been done on assimilating corporate strategy into daily practices and creating a common corporate culture based around the Company's values. Regardless of language and location, the Company's core values create a universal bond between staff and differentiate the Company from its competitors.

An important role of the division is to make sure the Company moves forward in the right direction and that organisational structure supports business objectives effectively. The division is redesigning and coordinating organisational charts throughout the Company, helping to compare responsibilities and accountabilities and adding clarity.

Last year the division developed a 100-day process for the integration of new companies within the Company. Integration is planned and implemented with the complete co-operation of both parties. Integrating financial systems is part of the project, which also includes management and employee training in the Company's values and regular Group-wide meetings.

The Company is committed to recruiting and retaining the best possible people, who also identify with the Company's corporate values. A new position, that of HR manager, has been established to ensure high standards and the alignment and coordination of HR practices within the Company.

The HR Manger is also responsible for leadership development and the wider management of the Actavis Academy (the in-house training and educational programme, which includes the management of GMP training. Systematic measures of performance are being put in place, with key performance indicators planned for management, culture and service.

7.1.6 Strategic Businesses

The objective of this division is to add competitive strength, developing functions across the value chain, from raw materials to the finished product.

Working closely with the sales & marketing divisions and Corporate Development Division, Strategic Businesses' main responsibilities involve identifying, developing and executing strategic opportunities, partnerships and alliances around the world. It will pinpoint new in-licensing opportunities and provide support to other strategic initiatives currently being pursued by the Group

The division is currently leading the development of Actavis Pharma, a subsidiary established in India in 2004, as a fully-fledged "value chain provider". It also coordinated the acquisition in February 2005 of Lotus Laboratories and a strategic collaboration with the Indian pharmaceutical company Emcure Pharmaceuticals.

The division endeavours to support Actavis in becoming a strong integrated player, taking the research and development capabilities of its operations in Iceland and elsewhere, blending them with those in India and reaping the associated cost benefits.

7.1.7 Subsidiaries

On 3 June 2005 the Company owned 19 subsidiaries (Amide not included) and those subsidiaries owned 22 subsidiaries as of the same date. The discussion in this section is focused on Actavis hf. Iceland, Actavis Ltd. Malta, Actavis AD Bulgaria, Zdravlje AD, Serbia & Montenegro, Fako İlaçlari AŞ, Turkey. A discussion on Amide is to be found in Section 7.2.

Subsidiaries are those enterprises that are controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

Name	Domicile/Address	Operation	Holdings
Actavis hf. (Delta hf.), Iceland, Id.No. 491002-3280	Reykjavikurvegur 76-78, IS 220 Hafnarfjordur, Iceland	Production, sales & marketing	100.00%
Actavis BV (Medis BV), Netherland	Lann Copes van Cattenburch 48-52 GB's The Netherlands	Holding company	100.00%
Actavis Ltd. (Pharmamed Ltd), Malta	B16 Bulebel Industrial Estate Zejtun Malta	Production	100.00%
Actavis Trading Ltd., Malta	B16 Bulebel Industrial Estate Zejtun Malta	Trading	100.00%
Actavis Ltd., Cyprus	16 Kyriakos Matsis Avenue, Eagle House, 10th Floor, Ayioi Omoloyites, 1082, Nicosia, Cyprus	Holding Company	100.00%
Balkanpharma Healthcare International, Cyprus	16 Kyriakos Matsis Avenue, Eagle House, 10th Floor, Ayioi Omoloyites, 1082, Nicosia, Cyprus	Sales & marketing	100.00%
MM Pharma LLC, USA	25 Greystone Manor, Lewes, Delaware 19958, Country of Sussex, USA	Sales & marketing	100.00%
Verben S.A. Uruguay, JV	Montevideo, Uruguay	Joint venture, production, sales & marketing	50.00%
Actavis AD (Balkanpharma Holding AD), Bulgaria	2"Maria Louisa" blvd., Business center TSUM, Sofia, Bulgaria	Holding company, sales & marketing	100.00%
Balkanpharma Dupnitsa AD, Bulgaria	3"Samokovsko shosse" str., Dupnitsa, Bulgaria	Production	95.00%
Balkanpharma Troyan AD, Bulgaria	1"Krayrechna" str., Troyan, Bulgaria	Production	98.00%
Balkanpharma Razgrad AD, Bulgaria	68"Aprilsko vustanie" blvd., Razgrad, Bulgaria	Production	94.00%
Balkanpharma Security EOOD, Bulgaria	19"Ivan Assen II" str., Sofia, Bulgaria	Security	100.00%
Balkanpharma Macedonia DOOEL, Macedonia			100.00%
OOO Balkanpharma, Russia	17/4, Trubnaya str., buil. 2, Moscow, Russia	Sales & marketing	100.00%
OOO Actavis, Russia	17/4, Trubnaya str., buil. 2, Moscow, Russia	no activity	90.00%
Zdravlje AD, Serbia	Vlajkova 199, Leskovac, Serbia and Montenegro	Production/R&D	73.27%
Zdravlje T Trade Ltd, Serbia	Veternička 44, Leskovac, Serbia and Montenegro	Sales & distribution/Third party sales	100.00%
Zdravlje ITR, Serbia	Dobrinjska 11, Belgrade, Serbia and Montenegro	Distribution	100.00%
Fako İlaçlari AŞ, Turkey	Buyukdere Cad No 205, 34394 4 Levent, Istanbul Turkey	Production, development, sales & marketing	89.00%
Actavis Inc. (Pharmaco Inc.), USA	100 Pearl Street, 14th floor, Hartford, CT 06103, USA	Business development	100.00%
Actavis Nordic (United Nordic Pharma AS), Denmark	Hammervej 7, DK-2970 Hørsholm, Denmark	Business support	100.00%
Actavis AS, Denmark	Hammervej 7, DK-2970 Hørsholm, Denmark	Sales & marketing	100.00%
Nordisk Ibu-Pharma AS, Denmark	Hammervej 7, DK-2970 Hørsholm, Denmark	Sales & marketing	100.00%
Actavis OY, Finland	Harmaaparrankuja 1, FI-02200 Espoo, Finland	Sales & marketing	100.00%
Actavis A/S, Norway	C.J. Hansensvei 3A, NO-2007 Kjeller, Norway	Sales & marketing	100.00%
Actavis A/B (UNP Sweden AB), Sweden	Drottninggatan 11, SE-252 21 Helsingborg, Sweden	Sales & marketing	100.00%
Colotech AS, Denmark	Kanonbådsvej 2, 1437 Copenhagen, Denmark	Research & development	86.00%
Medis Pharma GmbH, Germany	Rheinstrasse 49, 55218 Ingelheim, Germany	Sales & marketing	60.00%
Medis Ltd., Isle of Man	2nd Floor, Goldie House, Upper Church Street, Douglas, Isle of Man IM1 1EB, UK	Sales & marketing	100.00%
Medís ehf., Iceland, Id.No. 550585-0149	Reykjavikurvegur 76-78, IS 220 Hafnarfjordur, Iceland	Third party sales	100.00%
Medis Danmark AS, Denmark	DTTI # 1102, H.C. Andersens Boulevard 2, DK 1780 Kobenhavn V, Denmark	Third party sales	100.00%
NM Pharma ehf., Iceland, Id.No. 510789-2029	Reykjavikurvegur 76-78, IS 220 Hafnarfjordur, Iceland	Sales & marketing	100.00%
Omega Farma ehf., Iceland, Id.No. 581290-1289	Reykjavikurvegur 76-78, IS 220 Hafnarfjordur, Iceland	Production	100.00%
Biovena Pharma Sp. z o.o, Polland	03-310 Warszawa, ul. Odrowąża 13, Poland	Sales & marketing	100.00%
Pharma AVALANCHE s.r.o, Czech Republic	Praha 5, Hlubočepy, Na Žvahově 25/396, Czech Republic	Sales & marketing	100.00%
Pharma AVALANCHE s.r.o, Slovak Republic	Popradská 34, 821 06 Bratislava, Slovak Republic	Sales & marketing	100.00%
HENOTA a.s., Czech Republic	Praha 1, Platnéřská 4/191, PSČ 110 00, IČ 26447584, Czech Republic	Holding company	100.00%
Actavis UK Ltd., UK	Golden Cross House, 8 Duncannon Street, London WC2N 4JF, UK	Administration	100.00%
Lotus Laboratories Limited, India	No. 582 KCA Enclave, 8th Block, Koramangala, Bangalore 560 095, India	CRO (Clinical research organization)	100.00%
Zenara Pharma Limited	London UK	Joint venture	50.00%

7.1.7.1 Actavis hf., Iceland

Actavis hf. is located in Iceland. It operates three production plants and a pilot plant. Actavis' main production plant in Iceland commenced operations in 1998 and is developed with the needs of Western European markets in mind. It is an EU/GMP compliant Solid Dosage facility and is the main Actavis strategic launch site for new products.

The facilities manufacture tablets, capsules, liquid pharmaceuticals, creams, ointments and related products for both domestic and export markets.

7.1.7.2 Actavis Ltd, Malta

The Netherlands-based holding company Actavis BV owns one subsidiary, Actavis Ltd (Pharmamed Ltd) of Malta, which is engaged in development, production and sales. The holding company has no operations of its own, but was established by virtue of a double taxation treaty between Iceland and the Netherlands.

The subsidiary in Malta is a newly-refurbished site. Malta's main strategic role is to transfer bulk and packaging from Iceland to Malta for EU markets. Targeted products have been transferred from Iceland to Malta. The upgrade of the Maltese plant, in combination with its employees, EU/GMP approval and high volume capacity, makes it a vital supply source for Actavis' Western European markets.

7.1.7.3 Actavis AD, Bulgaria

Actavis Ltd of Cyprus is the sole owner of Actavis AD, Bulgaria. Actavis Ltd is a holding company for pharmaceutical plant operations in Bulgaria and related activities. In addition to its holding in Actavis AD, the company holds Balkanpharma Healthcare International in Cyprus, MM Pharma LLC in the USA and Verben SA in Uruguay.

Actavis AD is a holding company for e.g. Balkanpharma Security AD, Balkanpharma Macedonia AD, OOO Actavis Russia and the production companies Balkanpharma Dupnitza AD, Balkanpharma Razgrad AD and Balkanpharma Troyan AD located in Bulgaria.

Actavis AD is one of the largest pharmaceutical producers in Bulgaria. The company employs approximately 3,500 people in Bulgaria through its subsidiaries, primarily in Dupnitza. A substantial part of the Company's production is exported to Central and Eastern Europe and Asia, while traditional export markets include Russia, the CIS, Ukraine, and the Balkan and Baltic regions.

Bulgaria has been home to the headquarters of Actavis AD since 1999. The head office and development laboratories of Actavis AD are located in the capital, Sofia, while the subsidiaries' production plants are situated in Dupnitza, Razgrad and Troyan. With more than 50 years' production experience, the production plants are among the largest generic manufacturers in the country by sales.

Production capacity encompasses tablets, a range of infusion solutions, gelatine capsules, suspensions, ointments and syrups. It also has an API manufacturing unit. Tablet 3 in Dupnitza is EU/GMP compliant and Tablet 2 is currently being refurbished to meet EU/GMP requirements. A refurbishment programs for the manufacturing facilities and laboratories in Troyan and Razgrad are in advanced stage. Balkanpharma Razgrad, has signed a letter of intent with Biovet AD Peshtera for the sale of its business for the production of APIs in Razgrad and Macedonia, consisting mainly of the production of veterinary APIs. The sale of the above business constitutes approximately 50%-60% of the Company's operation in Razgrad. The Company will continue to produce finished products in Razgrad. The intended sale is not expected to have material affect on the Company's financial results or its operations in 2005.

The sale of the API veterinary (operations) plant reflects Actavis' strategy to focus on the growth of its core business.

Strong economic growth has occurred in the company's region and improving living standards will clearly be reflected in stronger pharmaceutical demand. Actavis AD will continue to market current products under the Balkanpharma brand-name. New products will be launched under the Actavis brand-name.

Many of the pharmaceuticals due to be launched by the Company will be produced in Bulgaria, where an experienced purchasing department supports all production activities.

7.1.7.4 Zdravlje AD, Serbia & Montenegro

Zdravlje specialises in the field of gastroenterology and cardiology products. Established some five decades ago, and part of the Group since 2002, it is one of the country's largest pharmaceutical companies. The business has been streamlined by closing down and divesting factories that are not part of the Company's core business. A site-refurbishment programme is currently underway such that the facility will be upgraded, designed and ready to meet EU/GMP requirements as and when required. Plans were finalised so that the reconstruction of Business Unit 1 can commence in 2005.

7.1.7.5 Fako İlaçlari AŞ, Turkey

Fako specialises in the development, manufacture and sale of generic pharmaceuticals. The acquisition of Fako in 2004 created a valuable platform for markets in and around Turkey. It represents a new platform for the Company's expansion into Southern Europe. Fako has three manufacturing sites, producing non-Beta lactams, penicillin and cephalosporin, both in finished forms and APIs. The capital programme currently in place will ensure that these facilities will continue to meet market requirements. One of Fako's API facilities is FDA approved and has also passed a German GMP inspection. One of Fako's finished product manufacturing sites is EU/GMP approved for certain products (tablets and capsules).

7.1.7.6 Other subsidiaries

Medis ehf.: Medis was established in 1985 to handle the export of products and intellectual property for Delta. Today its role within the Company is to handle sales to other pharmaceutical companies, alongside its sister companies Medis Ltd and Medis Pharma GmbH, each with specific territorial responsibilities and also through its subsidiary Medis Denmark.

Biovena: The Polish sales and marketing company, Biovena, is based in Warsaw. Biovena was established in 2000. Its primary focus is on the sale and marketing of generic pharmaceuticals on the Polish market. Biovena has received marketing authorisation for eight products and awaits registration approval of other eight products. Biovena's portfolio is used mainly in treatment of urological, psychiatric and neurological diseases. Biovena was acquired by the Company at the end of 2004.

Actavis Pharma Ltd: The subsidiary in Mumbai was established in the autumn of 2004, leading the Company's strategic plans in India. The management believes the country has significant potential for sourcing active pharmaceutical ingredients (APIs) and for future Actavis investments. As the new company becomes better established it will contribute along the entire value chain, from APIs and intermediary chemicals to the development and manufacture of finished products, complete with infrastructure for regulatory support and bio-studies.

Lotus Laboratories: The Company acquired Lotus Laboratories, an Indian Contract Research Organisation (CRO) company, in the first half of 2005,. Lotus was established in 2001 and is headquartered in Bangalore, India. The company specialises in the management of clinical trials to study the bioavailability and bioequivalence of drugs, drug-drug interaction and early and late phase clinical trials.

NM Pharma: The Icelandic subsidiary NM Pharma is a wholesaler with its own label. It has approximately 30 generics on the market.

Colotech AS: In the year 2003, the Company entered into an agreement to purchase 86% of the shares of the Danish R&D company Colotech, which focuses on cancer research.

7.1.8 Historical summary

Actavis Group was originally founded on February 2, 1956, under the name Pharmaco. The Company was founded by seven Icelandic pharmacists who wanted to reform pharmaceutical trade in an environment of rationing and trade restrictions in Iceland. Initially the company was a purchasing alliance, but production of pharmaceuticals in Iceland began as early as 1960. In the early stages, the Company operated as a manufacturer and distributor for a large number of well-known foreign pharmaceutical labels.

Actavis (Pharmaco) founded Delta with a group of pharmacists in 1981, shortly after legislation was passed on proprietary pharmaceuticals. Delta was primarily a producer of proprietary medicines. Actavis (Pharmaco) owned a two-third share in Delta until 1992 when the links between the two companies were severed to preclude conflicts of interest. The two companies went their separate ways, breaking new ground and expanding rapidly.

Since its establishment, Delta was the largest pharmaceutical producer in Iceland, in terms of both production volume and sales value. It soon began to consider expanding abroad. Near the end of the 1980s pharmaceutical exports to the UK, Denmark and Sweden began. By 1995, exports of pharmaceuticals accounted for more than half of Delta's turnover with the first product launch in Germany. Delta opened a new and technologically advanced pharmaceutical production plant in Iceland in 1998. Delta acquired the Maltese pharmaceutical company Pharmamed in 2001, thereby opening the way for increased production capacity. In 2002 Delta purchased the Danish marketing company United Nordic Pharma (UNP) and thereby strengthened its market position in the Nordic countries. That same year Delta also acquired the Icelandic pharmaceutical producer Omega Farma, which was established in 1990 and had achieved a good position on the domestic market as well as gaining a foothold on pharmaceutical export markets. In 2002 Delta was merged into Actavis (Pharmaco).

1956
- Actavis (Pharmaco) founded as a purchasing alliance

1972
- Production of own pharmaceuticals for the domestic market begins

1999
- The company starts to establish an international presence

2000
- Merger with major Bulgarian pharmaceuticals manufacturer Balkanpharma

2002
- Acquisition of international pharmaceutical company Delta
- Acquisition of Serbian pharmaceutical company Zdravlje

2003
- Acquisition of majority share in Danish R&D company Colotech
- Opening of a sales office in Sweden
- Opening of a sales office in the US

2004
- Acquisition of sales and marketing company Biovena in Poland
- A new name for the united Actavis Group, previously known as Pharmaco
- Acquisition of Turkish pharmaceutical company Fako
- A Nordic presence achieved with the acquisition of Pliva in Sweden, Norway and Finland

2005
- Acquisition of Amide announced, a platform into the US market.
- The Company announced the acquisition of the Czech generic pharmaceutical company Pharma Avalanche
- The Company announced acquisition of Lotus Laboratories ("Lotus"), the Indian Contract Research Organisation (CRO) company and strategic collaborations with Emcure Pharmaceuticals, to expand its presence in the fast emerging Indian pharmaceuticals market

Until 1999 Actavis (Pharmaco) operated exclusively on the domestic market. That year marked a turning point in the Company's history with its investment in a 43.8% share in the Bulgarian pharmaceutical company Balkanpharma. One year later the entire company was acquired. This was the first step of many on the road to expansion into foreign markets.

The pace of events at the Company has been rapid. In May 2002 an agreement was reached on the sale of 80% of Actavis' (Pharmaco) operations in Iceland, with the new owners taking over operations as of July 1 2002. In July 2002 Actavis (Pharmaco) acquired a majority holding in its former subsidiary Delta, following which the companies were merged.

At the end of November 2002, Actavis (Pharmaco) announced its acquisition of a 69% share in the Serbian pharmaceutical plant Zdravlje, and its commitment to acquire an additional 15% over the next three years. In 2003 Actavis (Pharmaco) acquired an 86% share in Danish R&D company Colotech and also opened sales offices in the USA and Sweden.

In 2004 an agreement was concluded on the acquisition of the Turkish pharmaceutical company Fako and the Company acquired sales and marketing offices in Norway and Finland.

In May 2004 the Group's name was changed to Actavis Group hf. The companies in the Group had been trading under a variety of names for many years in more than 20 countries. Using the same name for the Company's subsidiaries was intended as a step towards creating a leading international generic pharmaceutical company.

In December 2004 the Group announced that it signed an agreement on the acquisition of the Polish sales and marketing company, Biovena.

In February 2005 the Group announced an acquisition and strategic collaborations to expand its presence in the fast emerging Indian pharmaceuticals market. The Company acquired Lotus Laboratories. In February Actavis also announced a strategic collaboration with the Indian pharmaceutical company Emcure Pharmaceuticals, on four products, which it will manufacture for Actavis for the US market.

In March 2005 the Company announced the acquisition of Pharma Avalanche. The acquisition is in line with the strategy to extend Actavis' presence in central Europe. It provides a direct sales and marketing presence on the Czech and Slovak Republic markets. It also gives the Company a good platform from which to register and launch Actavis products in these markets.

7.2 The business of Amide

7.2.1 About Amide

Amide is a US generic pharmaceutical company, based in Northern New Jersey. The company was founded in May 1983 and was privately owned from its foundation.

Amide develops, manufactures and markets a selected line of generic pharmaceuticals for the US market. The company's products are distributed to major chain drug stores, managed care organisations, distributors and wholesalers in the USA. Primarily the company's production is under its own label but limited products are also offered to pharmaceutical customers for sale under their own private label. In addition, the company provides contract development and manufacturing services.

Amide has approximately 200 employees and is headed by Divya C. Patel. The management encourages open communications, flexible work styles and knowledge sharing among its employees. Its ability to make quick decisions and act on them gives Amide an edge in meeting the changing needs of the market. Employees are dedicated to continuous improvement and achieve their goals and objectives through focused team efforts.

In relation to the acquisition, seven key managers of Amide were granted rights to participate in a two-year Management Equity Incentive Plan, set up by the sellers, that is partly linked to the earn-out mechanism for the additional purchase price. Moreover, the Company has undertaken to grant certain other employees of Amide a 2-3 year stock option plan in an attempt to secure the orderly transition of Amide's business into the Actavis Group.

7.2.2 Research & Development

Dedicated to meeting the changing needs of the healthcare market, Amide invests in the pursuit of development opportunities in off-patent pharmaceutical products and maintains a pro-active regulatory approach.

When patent protection for a brand-name drug is about to expire in the USA, manufacturers can typically file an ANDA seeking regulatory approval to market a generic version of such a drug. In particular, the first manufacturer to file an ANDA with a 'Paragraph IV' certification is eligible for a 180 day period of market exclusivity during which the FDA will not approve any other ANDAs for that drug. While a Paragraph IV certification often leads to litigation with the owner of the brand-name drug, manufacturers typically accept such litigation risk because of the substantial benefits of market exclusivity, such as strong profit margins during the exclusivity period and a "head start" on competing generic manufacturers.

Amide has 12 ANDAs pending FDA approval for 2005. The company has traditionally pursued products that exhibit barriers to entry into market and has a diligent and selective process for Paragraph IV opportunities. Two of the pending ANDAs are possibly a Paragraph IV opportunity. Amide aims to expand partnerships, outsourcing and in-licensing opportunities to introduce alternate dosage forms and maintain its aggressive product introduction schedule.

7.2.3 Manufacturing

Amide's manufacturing operations, facilities and documentation all comply with current good manufacturing practices and the company is registered with both the FDA and DEA. Total capacity of Amide's manufacturing operations is 1.5 billion tablets (based on one shift per day) Furthermore, a new plant is being built in New Jersey, which will increase the manufacturing capacity to 6-8 billion tablets per annum (two to three shifts).

Amide does not produce any of its APIs, but has bought from suppliers in the USA and Europe. In recent years, the company has also sourced APIs from India and China for cost reduction purposes.

7.2.4 Product range

Amide currently offers a diverse range of 67 products. Amide sells label products to wholesalers, distributors, chain drug stores and managed care organizations throughout the USA. The product line is solid dosage, and includes immediate and modified release tablets and capsules. Limited products are also offered to pharmaceutical customers for sale under their own private label and the company provides contract development and manufacturing services.


Contract manufacturing 6%
Private label 2%
Amide label 92%

7.3 Actavis' growth strategy

The Company has achieved its strong growth in recent years both through organic growth and acquisitions. The Company continues to target new market areas as well as firming up market position in present markets. The Company's objective is to maintain and continuously build a strong product portfolio pipeline to strengthen its position further. Actavis continues to be

committed to further organic growth through new product launches, new market penetration and robust registrations of generic pharmaceuticals.

Competition in the industry demands continuous cost reduction and rationalisation in all areas of the business. Taking this into consideration the Company is strengthening its presence in India, a country which offers access to a wide range of expert skills and favourable production cost structure. The Company believes that India will be of great strategic importance in the future.


Actavis
Developed generics markets
Emerging generics markets: S-EU
Low cost base source markets: CEE
Low cost base source markets: India

7.3.1 *Europe*

The Company believes that it is well positioned in its key markets in Europe; Germany, Bulgaria, Turkey, Serbia and Russia. Recent acquisitions in Poland and the Czech Republic give the Company a strong platform to register the Group's products in new markets. The Company will continue to focus on strategic acquisitions opportunities in Central Europe.

7.3.2 *India*

Actavis has strengthened its presence in India in recent months. The Group has established a product sourcing centre and an R&D centre which will be focusing on converting existing products that the Company has developed into ANDAs and other development work. The Company has acquired Lotus Laboratories, an Indian Contract Research Organisation (CRO) company. In addition the Company has entered into a strategic collaboration with Emcure Pharmaceuticals, an Indian pharmaceutical company, on four products, which they will manufacture for Actavis for the US market. Further investment opportunities and/or strategic acquisitions and/or collaborations are being explored in India to support further growth.

7.3.3 *The USA*

The acquisition of Amide provides Actavis with a platform into the US, the world's largest generics market. Current Amide products are well aligned with Actavis' portfolio. This strategic combination provides platform to leverage US market position and accelerate global portfolio expansion.

7.4 Competitiveness

7.4.1 Competition

There is strong competition within the generic pharmaceutical industry and the Company's management believes that competition in its main markets will continue to be strong. The Company's main competitors vary both by business segments, products within each segment and by markets. Cf. Section 6.2.2 "Competition and competitors".

7.4.2 Competitive strengths

Companies involved in generic pharmaceutical production primarily achieve competitive advantage by rapidly placing new pharmaceuticals on the market through vigorous development and registration efforts, favourable patent legislation, access to the active pharmaceutical ingredient, economies of scale, market access, and quality production.



Strong Sales Network
Best People
First on Market
Low Production Cost
SUCCESS
Develop Products for US and EU Markets
Fulfill GMP Quality Standards
Strong External Growth
Strong Pipeline

The Company has identified several factors it believes are critical for being successful in the generic pharmaceutical industry.

Best people: The Company believes that it has qualified and skilled employees and managers. In order to continue in being successful the Company must continue to employ qualified and skilled employees. Cf. 6.3.5 "Management and personnel risk".

First on market: The Company aims to be among the first to market, which involves being able to serve customers well and maintain its profitability. Cf. 6.3.4 "Sales and marketing"

Develop products for US and EU markets: Key emphasis is on development of new products which are EU and US compliant. These markets are those that the Company is principally focusing on at the moment.

Strong pipeline: The Company seeks to build and to have a strong pipeline of products. Pharmaceuticals, whose patents are expiring in the Company's principal market regions, are selected for development on the basis of market and technical assumptions. Cf. 7.1.1 "Research & Development" and 6.3.2 "Research & Development".

Strong external growth: The Company aims to lead consolidation of a still fragmented industry and continues to realise the benefits and synergies of its acquisitions through a comprehensive process of integration. Cf. Section 7.3.

Meet GMP Quality Standards: Quality of production is of great importance for generic pharmaceutical producers. A key success factor for the Company is to ensure the manufacture of quality pharmaceutical products throughout the Group and that manufacturing sites comply with the requirements of local and multinational authorities as applicable. Cf. Section 7.1.2.2 "Quality Production".

Low production cost: Price competition is generally strong in the generic pharmaceutical industry. Economies of scale, reflected in large production capacity, low production costs, and the ability to meet increasingly stringent quality and safety requirements, are thus among the factors affecting competitive advantage. The Company's believes that its position in CEE, Malta and recently India is favourable in achieving lower production cost. Cf. Section 6.2.2 "Competition and competitors".

Strong sales network: The Company believes it has built a strong presence in Europe with an extensive sales network across the continent. Cf. 7.1.3 "Sales and Marketing".

7.5 Markets and market environment[7]

Actavis operates in the rapidly growing pharmaceutical market. This market can roughly be divided into two segments; sales of brand-name pharmaceuticals and sales of generics. Actavis focuses its operations on the latter market segment.

Brand name products are new pharmaceuticals whose production is based on time-consuming and capital intensive fundamental research and trials. These products generally enjoy patent protection for 10-20 years. Generics, however, are copies of brand-name pharmaceuticals, which contain the same active ingredient and thus have the same characteristics. Once the patent for a brand-name pharmaceutical expires, other manufacturers may begin to produce and sell a generic version of the product.

7.5.1 World market size

The value of the world pharmaceutical market was USD466 billion at the end of 2003 and a new estimate puts the value at USD520 billion for 2004, according to a market prognosis by IMS Health. The size of the North America market alone is estimated to be about half of the world market.

According to IMS Health Ratings, Jan 2005, the worldwide generic market was estimated at USD40 billion in value at year end 2003.

The US is the largest single market for pharmaceutical products, accounting for 47% of total value, in 2004 and Europe accounting for 30%. Each market's share is expected to change in the coming years with the USA increasing its share as the fastest growing market in value terms. The generic market has experienced major growth in recent years and is expected to continue its expansion, on varying scales depending on the region in question.

Global market estimates in 2004
Percentage of world market


Latin America
4%
ROW
8%
Japan
11%
North America
47%
Europe
30%

Global market estimates in 2009
Percentage of world market


Latin America
4%
ROW
8%
Japan
9%
North America
51%
Europe
28%

[7] Information in this section is based on IMS databases and internal estimates by the Company unless otherwise stated. http://www.imshealth.com

7.5.2 *Facts on key markets*[8]



The US market: The USA is the world's largest pharmaceutical market – slightly under 50% of the world consumption US$235 billion. The generics market in the US is estimated to be about US$21 billion in value and is expected to grow annually just under 13%[9] (CAGR) until 2008.

The EU market: The generics industry within the EU25 countries was estimated at US$20 billion. The market has experienced strong growth in recent years and is expected to grow by approximately 10-12%[9] annually over the next two years. Strongest growth in generic sales is expected in the established UK and Netherlands markets, but also in France, Portugal and Italy where generics penetration is relatively low.



Central and Eastern Europe: The generics market in Central and Eastern Europe has grown substantially in recent years and the Company estimates that the market is about US$5 billion in value. Rapid government reforms including incentives and regulations have supported the replacement of originator products with generics. The generic drugs industry is expected to grow over the next few years, with low market penetration in many regions and high demand for generics in the new EU countries.

7.5.3 *Global growth drivers and market trends*

Several factors are essential for growth in the generic pharmaceutical industry. Here follows a short discussion of a few of them.

Growth in the pharmaceutical industry: Market growth in the pharmaceutical industry is primarily fuelled by increased life expectancy i.e. ageing populations, rapid development of new and better pharmaceuticals and higher standard of living in many countries. Spiralling healthcare cost with increased political pressure to reduce them support the argument for the more affordable alternative.

Growth of the generic part of the market is to a large extent driven by the same factors as the pharmaceutical market in general. Governments have introduced incentives and regulations to support the replacement of original drugs by generic pharmaceuticals. In addition, increased consumer awareness and acceptance of generics continues to drive the market.

[8] Source: Information in this section is based on IMS data bases, apart from information on growth of generics market
[9] Source: Fitch Ratings

Demographic changes: Populations are getting older, particularly in the world's developed economies. Indeed, it is estimated that every five years since 1965, roughly one additional year has been added to life expectancy at birth. In the USA, life expectancy at birth in 1920 was a modest 54 years. By 1965 it stood at 70 years, while in 2001 the average life expectancy at birth was 76 years. As populations get older they tend to consume more medicines.

Industrialisation: As GDP per capita of developed nations increases, so does the purchasing power for new medicines. The demand for improved healthcare also increases. Today, emerging markets, such as those in CEE, the Far East and Latin America, represent an increasingly important revenue source for the worldwide pharmaceutical industry as a whole. In a global context, per capita drug consumption in the Company's markets in CEE is low, but is expected to grow in coming years reflecting higher economic growth in the region.

Patent expiries: The number of brand-name products losing patent protection at any given time is of great significance to companies operating in the generic market. According to Datamonitor[10], US$103.7 billion worth of 2003 global blockbusters will lose their US patent protection during 2004-2010. The US market will offer very strong opportunities for new generic products in the next couple of years, with approx US$28 billion coming of patent.

Generic penetration and regulatory framework: Increased generic penetration benefits generic pharmaceutical companies. Generic pharmaceutical penetration rates differ considerably between markets, mainly due to diverse health care systems and regulations. For example, generics penetration has been relatively low in France, Spain and Italy, but is increasing. Germany is an example of a highly developed generics market.

The development of the international and local regulatory frameworks for generic pharmaceutical production is also highly important to the Company's ability to achieve its organic growth targets, as is the Company's own production capacity, development of new pharmaceuticals, and the number of new products it places on the market.

7.6 Regulatory Environment

In view of the fact that the Company's business involves the development, production and marketing of generic pharmaceuticals and their registration data, disputes of various types can always arise. Brand-name pharmaceutical companies have increasingly taken action against their generic counterparts, with a view to extend their pharmaceuticals' patent protection. This involves, for instance, substantially increasing the number of patents taken out for the same drug, and bringing legal action against generic producers to delay the introduction of new generic pharmaceuticals.

The development of patent legislation is important for the future of the pharmaceutical industry, since the interests of brand-name and generic pharmaceutical companies do not always go hand in hand. The Company enjoys a favourable position regarding patents in Iceland, Malta and Bulgaria, which enables it to carry out development work with the active ingredient of the brand-name drug before its patent expires. Both in Bulgaria and Malta, and now also in Iceland as of 30 October 2005, the so-called Roche-Bolar provisions apply, which permit development work while a patent is still valid in the country. Very few product patents have been applied for and granted in Iceland and Malta. This means that manufacturing prior to patent expiry in other countries is possible, which makes it possible to bring the product on the market on the day of patent expiry. For further information on the regulatory environment, see Section 6.2.3 on Legal risk.

[10] Source: Datamonitor, Global Generics Guide, 3rd edition, 12/04

8 Board of Directors, Executive Board and Personnel

The Board of Directors consists of five directors, all of whom are non-executive. All members of the Board of Directors are elected at the Annual General Meeting each year. The Board of Directors is responsible for protecting the interests of all shareholders with due respect to all other stakeholders and it plays a supervisory role.

The Board of Directors meets regularly during the year and its main responsibilities are: Supervising the performance of the Executive Board and the business in general; ensuring that the Group's books and accounts are properly maintained and executed; formulating strategic direction and policies; deciding on corporate governance matters in general; approving major transactions and transactions outside the ordinary course of business; appointing the CEO.

The Board of Directors is empowered to enter the Company into commitments, and in this respect the signature of three Board members shall be sufficient, including for the pledging of assets.

8.1 Board of Directors

Name	ID No	Legal Residence	
Thor Bjorgolfsson	190367-3479	UK	Chairman
Andri Sveinsson	210971-3439	Sigtun 23, Reykjavik	Director
Karl Wernersson	241062-3769	Engihlid 9, Reykjavik	Director
Magnus Thorsteinsson	061261-5409	United Kingdom	Director
Sindri Sindrason	200852-3970	Thingholtsstraeti 28, Reykjavik	Director

Thor Bjorgolfsson is the largest shareholder in Actavis and has been a Board member since 1999 and Chairman since 2000. He is an entrepreneur and investor with significant interests in pharmaceuticals, telecommunications and financial services. Thor sits on the boards of various organisations and is the Chairman of Burdaras and of Samson Holding, the latter being a significant investor in Landsbanki Islands hf., and sits on the boards of Carnegie Investment Bank AB and Heineken Russia.

Karl Wernersson has been a member of the Board since 1999. He is a business graduate from the University of Iceland and a founder and Chairman of one of Iceland's largest pharmacy chains, Lyf og Heilsa.

Sindri Sindrason was previously the Chief Executive Officer of Pharmaco (now the Actavis Group). Mr Sindrason is a private investor and has been a member of the Board since April 2003.

Magnus Thorsteinsson joined the Board in April 2003. He is the majority owner and Chairman of the Icelandic airline conglomerate, the Avion Group.

Andri Sveinsson joined the Board in March 2004. He is the financial director of Novator Ltd and a member of the Board of Landsbanki Islands hf.

8.2 Corporate Governance

Actavis' directors support high standards of corporate governance. The Company has taken steps to comply with the guidelines adopted in March 2004 by the Chamber of Commerce, the Confederation of Icelandic Employers and the Iceland Stock Exchange. The members of the existing Board of Directors do not fulfil the independence criteria provided for in the guidelines, as they are all representatives of the Company's largest shareholders.

The management structure of Actavis Group is based on a two-tier system, consisting of a Board of Directors and an Executive Board which is led by the Company's CEO.

8.2.1 Appointment of the Board of Directors

A meeting of shareholders elects the Company's directors. When a new Board is elected it determines whether a director is deemed independent as defined by the guidelines of the Iceland Stock Exchange. If a majority of directors is not deemed to be independent, the finding must be stated in the annual report, together with an explanation. The Company's policy on corporate governance and the stock exchange guidelines had not been issued when the present Board members were appointed by the Annual General Meeting (AGM) in 2004. Their term was extended in the AGM in 2005. It has been a long-standing practice in the Icelandic corporate environment to appoint representatives of major shareholders to serve on company boards. The Company's directors are therefore either shareholders or representatives of the major shareholders. Directors submit necessary information about themselves in order to facilitate the Board's above-mentioned determination, and they report changes that occur in their circumstances which may affect the Board's determination of their independence.

The Board of Directors consists of five directors, all of whom are non-executive. The Board is responsible for protecting the interests of all shareholders, with due respect to all other stakeholders, and plays a supervisory role.

8.2.2 Board meetings

At least half the directors must attend a Board meeting to constitute a quorum for decision making. Major decisions may not be made, however, unless all Board members have had an opportunity to discuss the issue. Matters are decided by a vote. In the case of a tied vote, the Chairman has the casting vote. Board meetings are held at least six times a year.

A Board meeting may be held by electronic communication or telephone as appropriate. The Board ensures that an operational plan and financial plan are made for each financial year. At regular Board meetings the following business is always on the agenda: (a) Minutes of the last Board meeting; (b) CEO's report on the operations of the company; (c) review of status of accounts and status of company vis-à-vis the operational and financial plans.

Directors must maintain confidentiality regarding the proceedings of Board meetings. If a director violates confidentiality or other trust confided to him/her, the Chairman calls a shareholders' meeting, which decides whether a new director should be elected.

8.2.3 Responsibilities of the Board of Directors

The Company's Board is responsible for its affairs and ensures that the organisation and activities of the company normally comply with good and correct practice.

8.2.4 Board sub-committees

The Company's Board has appointed three directors to the audit committee. Directors who are also Company employees may not serve on the committee. The parties appointed to the committee must have knowledge and experience of finance, book-keeping and accounts.

The Company's Board has appointed three directors to the compensation committee. Board members who are also company employees may not serve on the committee.

Plans for stock options approved by the Board are submitted to a shareholders' meeting for approval.

The sub-committees were appointed at a Board meeting after the 2005 AGM.

8.2.5 Tasks of the CEO

The Board defines the tasks of the CEO in a job description which includes at least the items stated below: The CEO deals with the day-to-day operation of the Company, and must in these matters follow the Board's policy and instructions; The CEO cannot make decisions on extraordinary or major matters without the approval of the Board of Directors, unless this is necessary to avoid losses for the Company, and a meeting of the Board of Directors cannot be called to make the decision. All such decisions made by the CEO must be reported to the Board of Directors; the CEO must ensure that the Company's accounts are kept in accordance with law and customary practice, and that the Company's assets are handled in a secure manner; the CEO must ensure that the Company's interests are suitably insured; the CEO submits to the auditor the information and documents which are significant to the audit, including such information, documents, facilities and assistance as the auditor deems necessary for his/her work; the CEO signs the annual accounts, together with the Board.

8.2.6 Responsibilities of the Executive Board

The main responsibility of the Executive Board is the day-to-day operation of Actavis; making strategic decisions in accordance with its corporate vision and mission; aligning strategy and planning and ensuring that the Company has the appropriate resources to execute its strategy and plans; ensuring that the Group's budget and forecasts are properly prepared, that targets are met, and generally managing and developing the business within the overall budget.

The Executive Board meets monthly, and meetings are attended by the Manager of Corporate Communications and other senior personnel, as appropriate. The Executive Board follows the policy and directions of the Board of Directors in the management of Actavis. The CEO appoints other members of the Executive Board.

8.3 Group Executive Board

The Chief Executive Officer of the Company is responsible for the day-to-day operation of the Company pursuant to the rules established by the Board of Directors, or in accordance with the Articles of Association. The CEO shall ensure that the accounts and finances of the Company conform to statutory law and accepted practices and that the disposal of the property of the Company is secure.

The CEO is authorised to appoint a Managing Director, one or more, to manage the day-to-day running of individual units of operation of the Company. Such Managing Directors shall be issued with terms of reference.

The CEO of the Company is under obligation to observe all instructions of the Board of Directors. The CEO is required to provide any information that may be requested by the Board of Directors or Auditors of the Company.

The Company is in the process of recruiting a CFO, in the meantime the CEO acts as CFO.

8.3.1 Executive Board

Robert Wessman, President and CEO, and acting CFO, ID No. 041069-3769, Laland 10, Reykjavik, Iceland

Robert Wessman became the President and CEO of Actavis in 2002, after the merger with Delta where he had served as the CEO since 1999. A business graduate and lecturer at the University of Iceland, Wessman worked previously at the Icelandic transportation company Samskip, advancing to the post of CEO in Germany. Robert is also Chairman of the Board of the biotech company UVS (Urdur Verdandi Skuld) and a Board Member of the Icelandic Chamber of Commerce.

Aidan Kavanagh Chief Executive of Operations, 6 Kempton Grove, Navan Rd., Dublin, Ireland
Aidan Kavanagh joined Actavis in September 2003. He has over 18 years of experience in the global pharmaceutical industry. Before assuming his present position he served as a consultant to Actavis during its acquisition of the Serbian subsidiary, Zdravlje. Aidan has a degree in industrial engineering from School of Business Studies, Dublin, Ireland.

Ashok Narasimhan, Chief Executive of Strategic Businesses, 25 King Henry's Reach Manbre, Road, London W6 9RH, UK
Ashok Narasimhan was appointed as Actavis' Chief Executive of Strategic Businesses in October 2004. A postgraduate in Chemistry and Management from the University of Bombay, India, Ashok has over 23 years of experience in international marketing in addition to projects and product management experience in the pharmaceutical industry, having worked in Europe and the US. His most recent position was Managing Director of Zenara Pharma Ltd, an Actavis joint venture with Ceejay Healthcare Pte Ltd.

Gudbjorg Edda Eggertsdottir, Chief Executive, Sales & Marketing, Third-party - Global, ID No. 130151-7959, Naefurholt 2, 220 Hafnarfjordur, Iceland
Gudbjorg Edda Eggertsdottir joined Actavis in 2002 following the merger of Delta and Pharmaco (now Actavis). She had worked at Delta since 1983, initially as Marketing Manager, subsequently head of Development and Export divisions and finally Deputy CEO and Managing Director, Exports. Gudbjorg Edda has an MSc degree in Pharmacy from the Royal Danish School of Pharmacy (1976).

Gudrun S. Eyjolfsdottir, Chief Executive of Quality Affairs, ID No. 030754-2559, Alfaheidi 13, Kopavogur, Iceland.
Gudrun S Eyjolfsdottir joined Actavis in 2002 following the merger of Delta and Pharmaco (now Actavis), where she had worked as Managing Director, Quality Affairs, since 2001. Prior to her role with Delta, she worked as a pharmaceutical inspector for 16 years, holding, among other roles, the position of Director of the Icelandic State Drug Inspectorate. Gudrun has an MSc in Pharmacy from the University of Uppsala in Sweden (1982) in addition to an Executive MBA degree from the University of Iceland (2002).

Per Edelmann Chief Executive, Sales & Marketing - International, ID No. 260163-0551, Tonysvej 10, Charlottenlund, Denmark
Per Edelmann joined Actavis in the summer of 2004 in Sales & Marketing – International. Previously he worked for the pharmaceutical company Alpharma, where he held several different positions as of Leader of Business Development, European Sales and Marketing Director and overseas relocations as Country manager. Per has a Graduate Diploma (HD) in Finance plus an MSc in Business management from Copenhagen Business School. In addition Per has completed a number of longer management programmes at the London Business School and Harvard Business School.

Sigurdur Oli Olafsson, Chief Executive of Corporate Development, ID No. 010668-5739, 11 Cardinal Road, East Lyme, Connecticut, USA
Sigurdur Oli Olafsson joined Actavis in 2003 after working for Pfizer UK from 1998 and moving to Pfizer US in 2001 to work in Global Research and Development. Prior to Pfizer he served as Marketing Manager of Omega Farma (now part of Actavis), later becoming its Drug Development Manager. Sigurdur currently serves as the Managing Director of Actavis, Inc. in the USA. Sigurdur holds a degree in Pharmacy from the University of Iceland.

Stefan J. Sveinsson, Chief Executive of Research & Development, ID No. 020563-3899, Alfaheidi 32, Kopavogur, Iceland
Stefan J Sveinsson joined Actavis in 2002 following the merger of Delta and Pharmaco (now Actavis). He had worked at Delta since 1993 and most recently served as Managing Director, Development. Previously he was Assistant Professor of Pharmaceutics at the University of

Iceland (1991-1993). Stefan has a Master's degree in Pharmaceutics from Dalhousie University, Canada.

Svafa Gronfeldt, Chief Executive of Strategy and Organisational Development, ID No. 290365-3769, Leidhamrar 22, 112 Reykjavik, Iceland.
Svafa Gronfeldt joined Actavis in October 2004. She previously served as a member of the EMEA Leadership team for Deloitte Consulting in Europe and a Managing Partner for IMG Deloitte in Iceland. She is an Associate Professor in the department of Economics and Business Administration at the University of Iceland and has conducted leadership training in the USA and the UK. Svafa has a PhD in Industrial Relations from the London School of Economics and Political Science. She holds an MSc degree in Technical and Professional Communication from the Florida Institute of Technology and a BA degree in Political Science and Journalism from the University of Iceland.

Divya Patel, CEO of North America, 37 Rosenbrook Drive Lincoln Park, New Jersey 07424,USA
Mr. Patel has served as the President of Amide Pharmaceutical, Inc. since 2003. While Mr. Patel has direct responsibility for the entire organization, he has assumed an active operational role in the formation of strategic alliances, asset allocation/purchases, facilitisation and sales/marketing. Prior to becoming the President of Amide, Mr. Patel served as Vice President since 1995. His previous employer was Litton Industries, where he served in the capacity of Product Manager and Staff Scientist. He received a Bachelor of Science degree in Optical Engineering from the University of Rochester and received an MBA from the University of North Carolina.

8.4 Remuneration and benefits

Name	Remuneration in the year 2004 (EUR thousands)	Stock options in thousands of shares (year end 2004)	Number of shares (year end 2004)
Thor Bjorgolfsson, Chairman	28	0	1,085,337
Karl Wernersson	14	0	225,378
Magnus Thorsteinsson,	14	0	0
Sindri Sindrason	785	0	10,205
Bjorgolfur Gudmundsson, former Director	14	0	99
Robert Wessmann, CEO	428	754	32,865
Nine MD's and the deputy CEO[11]	1,100	0	74,277

In addition to salaries and benefits the CEO bought 5.3 million shares through the exercise of his stock option. The CEO purchased 5,273 thousand shares at the price of ISK4.74 (EUR0.06) and another 38 thousand at the price of ISK13.13 (EUR0.16). The market value of these shares was EUR 2.7 million at the same time.

The Company has granted the Company's CEO a loan in connection with the stock option amounting to a total of EUR2.4 million with a market interest rate.

Stock option agreements with the Company's CEO that are based on the exercise price ISK2.65 (EUR0.0317) were granted in 2001 and are redeemable in 2005.

The ownership of shares by the board members includes both direct ownership and indirect ownership through holding companies.

[11] Mr. Thor Kristjansson acted as deputy CEO until 1 September 2004

A retirement contract with Sindri Sindrason, former CEO, was finalized during the year 2004. According to the agreement he received EUR771 thousand as a final settlement.

8.5 Personnel

The Company endeavours to be an attractive employer in all markets where it conducts its business operations. Until now the HR departments have been operating locally. The newly established Division of Human Resources at Group level is focusing on the harmonisation of HR strategies and practices across the Company.

The Company is committed to recruiting and retaining the best possible people who identify with its corporate values. It provides training to help its employees to perform to the best of their ability. The Company provides opportunities for those who wish to expand and develop their careers. In 2004 it established a training programme for managers, with the intention of developing existing and future leadership skills within the Company.

The Company undertakes to provide a non-discriminatory work environment. It cooperates with labour unions and maintains an open and informative dialogue with such organisations in the countries where it operates.

With the acquisitions of Lotus, Pharma Avalanche and Amide in the year 2005, the number of employees will be around 7000.

Average number of employees*	
2002	5,575
2003	6,539
2004	6,841

* adjusted for full-time employment

Employees divided by divisions year end 2004


Other
3,3%
Sales & Marketing
17,4%
Finance
3,7%
Quality &
Assurance
5,6%
Development
4,1%
Production
65,9%

Year end 2004


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500

	Iceland	Actavis Bulgaria	Zdravlje	Actavis Malta	Fako	Actavis Nordic	Other
December 2004	436	3,464	1,289	282	1,287	38	9
Year end 2003	394	3,688	1,181	241	1,300	24	7
Variance	42	-224	108	41	-13	14	2

9 Financial information

The Company's financial statements are presented in thousands of euros and include the consolidated financial statements of Actavis Group hf. and its subsidiaries. At year end 2004 the Company owned 15 subsidiaries that were included in the consolidated financial statements. The subsidiaries owned 19 subsidiaries at year end 2004 that were included in the consolidated financial statements. The accounting principles applied in preparing the Company's financial statements are consistent with those used in the previous year.

The information set forth in this chapter has been derived from and should be read in conjunction with, the Company's historical audited consolidated balance sheets and statements of income and cash flows as at and for the years ending 31 December 2002, 2003 and 2004, respectively, and the related notes thereto, included in the appendix to this Prospectus.

In July 2002 the Company acquired majority ownership in Delta hf. and the two companies were merged, effective from 1 July 2002. The operations of Delta hf. from that date are included in the financial statements of the Group. In April 2002 a new company, Pharmaco - Iceland ehf., was founded. The new company took over the domestic operations of Pharmaco hf. as of 1 June 2002. In May 2003 the Company sold 80,0% of its share in Pharmaco - Iceland ehf., later renamed Vistor hf. The operations of Pharmaco – Iceland ehf. are excluded in the financial statements of the Group as of 17 May, 2002. The Company sold the rest of its shares in Vistor hf. in 2004. At the beginning of 2003 the Company acquired 68,6% share in the Serbian pharmaceutical company Zdravlje AD. The effects of that subsidiary are included in the income statement for the whole year 2003. Consequently, the Company's historical financial statements for the year ended 31 December 2003 are not directly comparable with the financial statements for the year 2002. The discussion in this chapter is therefore focused on the financial statements for 2003 and 2004.

During 2003 the Company increased it's holding in the Danish pharmaceutical company Colotech AS. The holding at year end amounted to 86%.

In December 2003, the Company acquired 89,9% in the Turkish pharmaceutical companies Fako Ilaçlari AS and Abfar Ilaç Sanayi ve Ticaret AS (the two companies were merged in the year 2004 under the name Fako). The subsidiaries were included in the consolidated balance sheet at the year end 2003 but the income statement was not affected by the investment.

During the year 2004 the Company increased it's share in the Serbian pharmaceutical company Zdravlje AD. The Company's share amounted to 73% at year end and increased by 2% during the year.

All figures are in euros unless otherwise stated.

9.1 Consolidated financial statements for the year ended 31 December 2004

9.1.1 Consolidated income statement

	2004	2003	2002
Operating revenue:			
Sales	424,761	293,525	210,000
Other revenue	26,936	22,626	6,043
	451,697	316,151	216,043
Operating expenses:			
Direct production expenses / cost of sales	214,376	173,124	132,788
Sales and marketing expenses	61,584	21,279	14,912
General and administrative expenses	36,973	23,247	16,579
Other operating expenses	24,056	14,442	6,046
Depreciation and amortisation	25,646	13,604	14,722
Impairment losses on fixed assets		18,336	
	362,635	264,032	185,047
Profit from operations	89,062	52,119	30,996
Net financial (expenses) income	(10,611)	(1,642)	6,025
Special reserve on investment		(3,689)	
Profit before income tax	78,451	46,788	37,021
Income tax	(11,431)	(4,434)	(3,899)
Profit before minority interest	67,020	42,354	33,122
Minority interest	(4,364)	(1,814)	(538)
Net profit	62,656	40,540	32,584

All figures are in thousand Euro

9.1.1.1 Sales by business segments

The Group's total revenues in 2004 were EUR451.7 million and increased by 42.9% from the year before. Sales by the Sales & Marketing – International Division (formerly known as Own Brand) came to EUR240.2 million in the year and represented 53.2% of the Group's total revenues. Sales by Sales & Marketing – Third-party – Global Division (formerly known as Third-party Sales), which includes the sale of intellectual property and finished products to other pharmaceutical companies, were EUR164.8 million (including sale of finished products EUR151.6 million) and represented 36.5% of the Group's total revenues.


Revenues by segments
2003
2004
API 4%
Other Revenues 5%
Intellectual Property 3%
Own bran 47%
3rd party sales 41%
Other Revenues 6%
API 4%
Intellectual Property 3%
Own brand 53%
3rd party sales 34%

9.1.1.2 Sales by market

The Company's largest market in 2004 for own label products was Turkey, which accounted for 34% of revenue, followed by Bulgaria (21%) and Russia & CIS (16%). Prior to the acquisition of Fako Bulgaria was the Company's largest market for own label products accounting for 37% of sales in 2003, followed by Russia & CIS (23%) and Serbia (18%).

The Company's largest market in 2004 for third-party products was Germany, which accounted for 45% of revenue, followed by the UK (14%) and Austria (8%). Sales in Germany were up 50% for the full year compared to 2003 as further discussed in Chapter 7. Underlying growth for this division was 24.0% for 2004 which was the best year in the history.


Sales by geographic region
2003
2004
Others 6%
Baltics 1%
Spain 1%
Ukraine 3%
Holland 2%
Iceland 5%
Austria 10%
Scandinavia 5%
UK 4%
Serbia 10%
Russia & CIS 12%
Bulgaria 20%
Germany 19%
Baltics 1%
Others 7%
Spain 2%
Ukraine 3%
Holland 3%
Iceland 4%
Austria 3%
Scandinavia 5%
UK 5%
Serbia 7%
Russia & CIS 10%
Bulgaria 13%
Turkey 21%
Germany 18%

9.1.1.3 Sales by product

The strongest contributing own label products were the anti-infective Bioment, which accounted for 4% of own brand sales, the cardiovascular Troxevasin (4%) and the anti-infective Cravit (4%).

Own brand products	2004 EUR m	2003 EUR m	Therapeutic class
Bioment	10,1	-	Anti-infective
Troxevasin	9,6	9,0	Cardiovascular
Cravit	9,3	-	Anti-infective
Almagel	9,0	7,6	Alimentary tract & metabolism
Oraceftin	8,9	-	Anti-infective

Third party products	2004 EUR m	2003 EUR m	Therapeutic class
Citalopram	30,6	54,6	Antidepressant
Ramipril Caps	16,1	-	Cardiovascular
Ramipril	15,1	-	Cardiovascular
Ramipril HCT	12,7	-	Cardiovascular
Paroxetine	12,7	5,3	Antidepressant

The launch in January of Ramipril capsules, Ramipril tablets and Ramipril HCT products represented the Group's biggest new product launch. In total nine products were launched in the year of which five were first to market. The strongest contributors to sales in 2004 were the anti-depressant Citalopram, accounting for 20% of Third-party sales (dossier sales excluded) and the cardiovascular Ramipril tablets, Ramipril capsules and Ramipril HCT accounting for a total of 29% of Third-party sales (dossier sales excluded).

9.1.1.4 Earnings

The Group's EBITDA increased by 36.5% in the year 2004 and amounted to EUR114.7 million. The EBITDA to revenue margin was 25.4% in the year 2004, slightly lower than in the previous year.


30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
EBITDA %
21.2%
26.6%
25.4%
2002
2003
2004

Direct production expenses amounted to 50% of sales in 2004, compared with 59% in 2003. The Group's effort in sales and marketing resulted in increased cost. Sales and marketing expenses increased from 7% to 14% as a percentage of sales in 2004 compared with 2003. General and administrative expenses and other operating expenses were only slightly higher in 2004 than in 2003 as a percentage of sales.

Expenses as a % of sales	2003	2004
Direct production	59%	50%
Sales and marketing	7%	14%
General and administrative	8%	9%
Other operating	5%	6%

An impairment test on the Groups' Goodwill was performed by an independent Third-party at year end 2004. The main conclusion of the test was that goodwill had accompanied the entities acquired by the Company, with the exception of the Danish subsidiary. The total amount of Goodwill at year end 2004 was EUR229.1 million. The total amount of the impairment was EUR3.0 million. In 2003 the Company took an exceptional item of EUR22.0 million for impairment of fixed assets and impairment of shares in unlisted companies. A total amount of EUR18.3 million arose from a one-time impairment for fixed assets in Bulgaria. The remaining EUR3.7 million of impairment costs related to the value of shares in a number of unlisted companies in which it had invested during the previous few years.

Development cost for new products is capitalised in the balance sheet among intangible assets. Those assets are amortised over a period of five years. Amortisation during 2004 amounted to EUR7.8 million.

The Company's net financials expenses amounted to EUR10.6 million in 2004, a considerable increase from the previous year.

In recent periods the Company's effective tax rate has varied between periods, mainly due to recognition of deferred tax assets, which lower the tax charges in the income statement and there fore the effective tax rate, since the recognition of deferred tax assets is not connected to the operating result. The main deferred tax asset is due to the operation in Malta where companies are offered special tax deduction which is calculated both on the amount of investment in fixed assets and salaries paid. The tax asset is not paid out but is offset against future taxable income.

The Group's profit before tax was EUR78.5 million in 2004, an increase of 67.7% from the previous year. Net profit in 2004 increased 54.6% from 2003 and amounted to EUR62.7 million. Return on equity was 28.9% in 2004 compared to 17.8% in 2003. Earnings per share in 2004 rose by 57.3% from the previous year.

Earnings pr. share	2002	2003	2004
Basic earnings pr. share	0.0132	0.0143	0.0225
Diluted earnings pr. share	0.0132	0.0142	0.0224

9.1.2 Consolidated balance sheet - assets

	31/12/2004	31/12/2003	31/12/2002
Fixed assets:			
Intangible assets			
Development expenditure and pharmaceutical know-how	32,905	24,916	15,575
Goodwill	229,126	235,038	191,739
	262,031	259,954	207,314
Property and equipment:			
Property and plant	58,174	51,027	50,263
Machinery and equipment	84,349	63,606	51,695
	142,523	114,633	101,958
Investments:			
Investments in associated companies	3,338	3,115	8,512
Investments in other companies	5,339	2,947	2,415
Securities	1,325	1,364	1,836
Deferred tax assets	21,217	14,966	3,217
	31,219	22,392	15,980
Total fixed assets	435,773	396,979	325,252
Current assets:			
Inventories	71,572	78,852	55,932
Receivables:			
Accounts receivable	113,974	72,307	56,203
Other receivable	39,850	19,421	12,355
Cash	17,325	29,968	8,863
Total current assets	242,721	200,548	133,353
Total assets	678,494	597,527	458,605

All figures are in thousand Euro

The Group's total assets were EUR678.5 million at year end 2004 and increased by 13.6% from the previous year. Fixed assets amounted to EUR435.8 million and current assets amounted to EUR242.7 million at year end 2004.


EUR m
Total fixed assets
Total current assets
700
600
500
400
300
200
100
0
2002
2003
2004

Intangible assets increased by EUR2.1 million in the year 2004 and amounted to EUR262.0 million at year end. Development cost for new products is capitalised in the balance sheet under "Intangible assets". In the year 2004 the Company invested EUR15.9 million in development. Goodwill at year end 2004 amounted to EUR229.1 million.

Property and equipment at year end 2004 amounted to EUR142.5 million compared with EUR114.6 million at year end 2003. The property and plant book value at year end 2004 amounted to EUR58.2 million. These items are valued at cost less depreciation in the Company's accounts. Buildings and properties in Iceland with a book value of EUR20.3 million, had an official real estate valuation of EUR20.6 million at year end 2004. The insurance value for these buildings and properties amounted to EUR44.5 million at the same time.


EUR m
Property and equipment
160
140
120
100
80
60
40
20
0
2002
2003
2004

Fixed assets are depreciated at rates varying from 0-33% annually, of which property and plant are depreciated by 2-8% per year and equipment by 10-33%. Goodwill on account of Actavis' investments in other companies is subject to an impairment test on the Company's goodwill performed by an independent Third-party. Capitalised development costs are expensed over a period of five years.

Deferred tax assets are included in the financial statements under the item "Investments". The calculation of this item is based on the difference between balance sheet items as reported in the Group's financial statements and tax returns of the companies within the Group. The deferred tax assets are related to investment tax credits in Malta and carry-forward tax losses in Denmark and Turkey. Deferred tax assets and liabilities are balanced if they are associated to taxes that are imposed by the same authorities. Deferred tax assets were EUR21.2 million at year end 2004.

Total current assets amounted to EUR242.7 million at year end 2004. Inventories accounted for EUR71.6 million, accounts receivable were EUR114.0 million and other receivables were EUR39.9 million at year end 2004. The Company had EUR17.3 million in cash in the end of 2004. The increase in account receivables from 2003 is mainly due to increased sales and changes in handling receivables at Fako in Turkey. The current ratio was 1.16 at year end 2004 compared with 1.10 at year end 2003.


EUR m
Inventories
Accounts receivable
Other receivable
Cash
300
250
200
150
100
50
0
2002
2003
2004

9.1.3 *Consolidated balance sheet – stockholder's equity and liabilities*

	31/12/2004	31/12/2003	31/12/2002
Stockholders' equity			
Capital stock	36,181	36,113	7,419
Share premium	100,066	100,903	163,434
Translation reseve	(30,200)	(28,634)	(8,223)
Accrued stock option	47	281	353
Retained earnings	171,286	111,812	71,945
	277,380	220,475	234,928
Provisions			
Minority interest	10,193	7,295	3,218
Deferred tax liabilities	9,578	8,333	4,677
Employee termination indemnitiy	5,753	5,539	0
	25,524	21,167	7,895
Long-term liabilities:			
Long term liabilities	166,535	173,974	74,946
Current liabilities.			
Bank loans	88,826	90,758	61,389
Accounts payable	41,351	43,765	26,701
Current maturities of long-term liabilities	42,200	18,889	31,732
Accrued liabilities and expenses	36,678	28,499	21,014
	209,055	181,911	140,836
Total liabilities and provisions	401,114	377,052	223,677
Total stockholders' equity and liabilities	678,494	597,527	458,605

All figures are in thousand Euro


EUR m
Stockholders' equity
Total liabilities and provisions
800
700
600
500
400
300
200
100
0
2002
2003
2004


Equity ratio
0.6
0.5
0.4
0.3
0.2
0.1
0.0
2002
2003
2004

At year end 2004 total stockholder's equity amounted EUR277.4 million and total liabilities and provisions amounted to EUR401.1 million. The Company's equity ratio in the end of 2004 was 40.9%, a little stronger than at year end the previous year.

Provisions amounted to EUR25.5 million at year end 2004. They consisted of a minority interest in the subsidiaries in Bulgaria, Serbia and Turkey to the amount of EUR10.2 million, a deferred tax liability of EUR9.6 million and Employee termination indemnity of EUR5.8 million. The employee termination indemnity relates to the Turkish subsidiary. In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of an agreed formula, are subject to certain upper limits

and are recognised in the accompanying financial statements as accrued. The reserve has been calculated by estimating the present value of the future obligation of the Company that may arise from the retirement of the employees.

The Company's long-term liabilities amounted to EUR166.5 million at year end 2004 and decreased by EUR7.4 million during the year. A breakdown of long-term loans by currency is provided in the Company's notes in the appendix to this Prospectus. Current liabilities amounted to EUR209.1 million at the end of 2004, an increase of EUR27.1 million from year end 2003.

9.1.4 Consolidated statement of cash flow

	2004	2003	2002
Cash flows from operating activities:			
Net earnings	62,656	40,540	32,584
Adjustments to reconcile net earnings to net cash provied by: operating activities.			
Depreciation and amortisation	25,646	31,940	14,722
Currency fluctuations and indexation	7,867	(7,615)	2,125
Changes in deferred taxes	(4,398)	365	(2,687)
Other changes	3,909	5,772	(5,300)
Working capital provided by operating activities	95,680	71,002	41,444
Changes in operating assets and liabilities:			
Inventories, decrease (increase)	7,356	(15,063)	4,378
Receivables, increase	(56,484)	(9,627)	(2,326)
Short-term liabilities, increase (decrease)	2,280	(2,529)	2,684
Changes in operating assets and liabilities:	(46,848)	(27,219)	4,736
Net cash provided by operating activities	48,832	43,783	46,180
Cash flows to investing activities:			
Increase in intangible assets	(15,677)	(14,547)	(7,691)
Investment in property and equipment	(43,742)	(28,750)	(27,097)
Proceeds from sale of property and equipment	1,650	2,403	10,217
Investment in other companies net of cash acquired	(8,400)	(52,272)	(10,531)
Proceeds from sale of investments in other companies	92	0	0
Securities, change	419	120	(1,659)
	(65,658)	(93,046)	(36,761)
Cash flows from financing activities			
Changes in capital stock	(768)	(33,058)	(55,475)
Dividend paid	(3,182)	(673)	(487)
Changes in minority interest	141	0	(1,009)
Proceeds from long-term borrowings	36,766	77,634	22,569
Payments of long-term debt	(18,289)	(49,617)	(21,765)
Bank loans, changes	(9,070)	77,176	46,238
	5,598	71,462	(9,929)
(Decrease) increase in cash	(11,228)	22,199	(510)
Cash at beginning of year	29,968	8,863	9,617
Effects of exchange rate changes on beginning balances	(1,415)	(1,094)	(244)
Cash at year-end	17,325	29,968	8,863

All figures are in thousand Euro

Working capital provided by operating activities in 2004 amounted to EUR95.7 million, compared with EUR71.0 million in 2003. Net cash provided by operating activities amounted to

EUR48.8 million in 2004 compared to EUR43.8 million over the same period in 2003. This increase fell short of the management's expectations, due mainly to an increase in receivables in Actavis' subsidiary in Turkey. Fako no longer factors its receivables and has extended the credit terms of sales in Turkey to be more in line with the terms generally offered in the market. This increased the receivables for the Group by EUR34.0 million.

Investing activities in 2004 were EUR65.7 million compared to EUR93.0 million in 2003. Net investment in properties and equipment amounted to EUR42.1 million. Cash flows from financing activities amounted to EUR5.6 million in 2004 while over the same period in 2003 the cash flow from financing activities was EUR71.5 million. The positive cash flow from financing activities in 2004 is explained by long-term borrowing. Cash and cash equivalents decreased by EUR11.2 million in 2004 and effects of exchange rate changes on beginning balances lead to a EUR1.4 million cash decrease.

9.2 Consolidated interim financial statements for the three months ended 31 March 2005

The consolidated financial statements for the three months ended 31 March 2005 are prepared in accordance with the International Financial Reporting Standards (IFRS) for the first time. The Group's financial statements have previously been prepared in accordance with the Financial Statements Act and generally accepted accounting principles in Iceland. The change in the stockholders' equity on 1 January 2005 as a result of the implementation of IFRS is an increase of EUR5.8 million.

The consolidated interim financial statements have been prepared on historical cost basis, except for the revaluation of certain properties and financial instruments. The principal accounting policies adopted are set out below.

The consolidated interim financial statements have been prepared on the basis of the stable platform of the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), to be applied by the first-time adopters. The IFRS financial information has been prepared on the basis of all IFRS and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB effective for 2005 reporting. The preparation of the interim financial statements in conformity with the IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis for making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The consolidated financial statements for the three months ended 31 March 2005 can be found in an appendix to this Prospectus.

9.2.1 *Consolidated interim income statement*

	1Q 2005	1Q 2004
Net sales	96,958	117,472
Cost of goods sold	(50,546)	(65,437)
Gross profit	46,413	52,035
Other income	4,832	11,787
Sales and marketing expenses	(14,122)	(14,189)
Research and development expenses	(8,877)	(8,401)
General and administrative expenses	(9,374)	(11,021)
	(27,540)	(21,824)
Profit from operations	18,872	30,211
Income / (loss) from associtates	0	(282)
Financial income / (expenses)	(7,199)	(2,290)
Profit before tax	11,674	27,639
Income tax	(579)	(5,815)
Profit for the period	11,095	21,824

All figures are in thousand Euro

The Company's total revenues for the three months ending 31 March 2005 were EUR101.8 million, compared with EUR129.3 million in the same period in 2004. Operating expenses during the first quarter decreased by 16.3% to EUR82.9 million compared with EUR99.0 million in the same period the year before. The Company's EBITDA amounted to EUR24.6 million (24.1% EBITDA margin) compared with EUR35.1 million (27.1% EBITDA margin) in the same period in 2004.

The Company's tax charge was EUR0.6 million in the first quarter of 2005, and the effective tax rate was 5.0%. The effective tax rate is lowered by an increase in tax assets in Malta, amounting to EUR1.2 million during the period. The reason is that companies in Malta are offered special tax deduction that is calculated both on the amount of their investment in fixed assets and salaries paid. This tax asset is not paid but is offset against future taxable income. The effective tax rate of the Group without the increased tax asset in Malta would be 15.6%.

Profit before tax was EUR11.7 million, compared with a profit of EUR27.6 million in the same period in the previous year. Net profit was EUR11.1 million, against EUR21.8 million in the same period in 2004. This profit is in line with the management's expectations.

9.2.2 *Consolidated interim balance sheet - assets*

	31/03/2005	31/12/2004
Assets		
Goodwill	243,319	236,801
Other intangible assets	34,109	30,622
Property, plant and equipment	161,641	145,228
Investment in associated companies	2,223	2,032
Other investments	20,886	6,155
Deferred tax assets	21,616	21,247
Non-current assets	483,795	442,084
Inventories	79,496	71,572
Trading investments	8,435	0
Trade receivables	122,149	113,974
Other receivables	42,160	39,210
Cash and cash equivalents	27,644	17,325
Current assets	279,884	242,080
Total assets	763,679	684,164

All figures are in thousand Euro

The Group's total assets were EUR763.7 million on 31 March 2005 and increased by EUR79.5 million from the end of 2004. Non-current assets amounted to EUR483.8 million and current assets amounted to EUR279.8 million on 31 March 2005.

The Company's goodwill amounted to EUR243.3 million on 31 March 2005 and increased by EUR6.5 million in the first three months. Other intangible assets increased by EUR3.5 million in the first three months. Property, plant and equipment amounted to EUR161.6 million and increased by 16.4 million in the first three months of 2005.

9.2.3 *Consolidated interim balance sheet - stockholder's equity and liabilities*

	31/03/2005	31/12/2004
Equity and liabilities		
Capital stock	36,181	36,181
Share premium and statutory reserve	98,332	98,332
Other reserves	(8,884)	(23,410)
Retained earnings	178,926	170,720
Stockholders' equity	304,555	281,823
Minority interest	10,658	9,853
Total equity	315,213	291,676
Interest bearing loans	161,712	162,983
Retirement benefit obligation	6,283	5,753
Obligations under finance leases	4,617	4,894
Deferred income tax liabilities	10,520	9,493
Non-current liabilities	183,133	183,122
Interest bearing loans	171,411	129,868
Account payable and other liabilities	88,696	73,379
Obligations under finance leases	1,578	2,158
Short term provisions	3,648	3,961
Current liabilities	265,333	209,366
Total liabilities	448,466	392,488
Total equity and liabilities	763,679	684,164

All figures are in thousand Euro

The Company's total equity amounted to EUR315.2 million on 31 March 2005 and increased by EUR23.5 million from year-end 2004. The Company's equity ratio was 0.41 on 31 March 2005.

The Company's total liabilities amounted to EUR448.5 million on 31 March 2005 and increased by EUR56 million in the first three months. Interest-bearing loans amounted to EUR333.1 million on 31 March 2005.

9.2.4 *Consolidated interim statements of cash flow*

	1Q 2005	1Q 2004
Cash flows from operating activities		
Profit for the period	11,095	21,824
Adjustments to reconcile net profit to net cash provided by operating activities:		
Depreciation, amortization and impairment of fixed assets	4,052	3,098
Amortization / impairment of intangible assets	1,640	1,746
Currency fluctuations and indexation	8,089	(2,959)
Changes in deferred taxes	699	2,034
Other changes	(816)	3,963
Working capital provided by operating activities	24,759	29,706
Changes in operating assets and liabilities:		
Inventories, (increase) decrease	(4,124)	4,833
Receivables, decrease (increase)	476	(43,730)
Short-term liabilities, increase	3,644	15,049
	(4)	(23,848)
Net cash provided by operating activities	24,755	5,858
Cash flows to investing activities		
Increase in intangible assets	(4,497)	(4,132)
Investment in property and equipment	(15,608)	(8,003)
Proceeds from sale of property and equipment	66	49
Investments in other companies net of cash acquired	(25,998)	(3,584)
Proceeds from sale of investments in other companies	3,584	0
Securities, change	1,187	1,711
Net cash used in investing activities	(41,266)	(13,959)
Cash flows from financing activities		
Proceeds from long-term borrowings	0	58
Payments of long-term debt	(10,834)	(1,059)
Bank loans, increase	37,193	2,853
	26,359	1,852
Net change in cash and cash equivalents	9,848	(6,249)
Effects of foreign exchange adjustments	471	344
Cash and cash equivalents at beginning of period	17,325	29,968
Cash and cash equivalents at end of period	27,644	24,063
Other information		
Paid interest	(3,908)	(3,314)
Paid income tax	(2,037)	(2,632)

All figures are in thousand Euro

9.2.5 *Changes in total equity*

	Share capital	Share premium	Other reserves	Retained earnings	Shareholder's equity	Minority interest	Total equity
Balance at 1 January 2004	36,113	99,447	(21,252)	113,609	227,917	7,316	235,233
Translation difference			(2,158)		(2,158)		(2,158)
Purchases of treasury stock	(59)	(2,391)			(2,450)		(2,450)
Sales of treasury stock	127	1,276			1,403		1,403
Net profit for the year				60,286	60,286	3,996	64,282
Change in minority interest						(1,459)	(1,459)
Dividends				(3,175)	(3,175)		(3,175)
Balance at 31 December 2004	36,181	98,332	(23,410)	170,720	281,823	9,853	291,676
Change due to implementation of IAS 39				1,387	1,387		1,387
Adjusted equity at 1 January 2005	36,181	98,332	(23,410)	172,107	283,210	9,853	293,063
Translation difference			14,526		14,526		14,526
Net profit for the period				10,381	10,381	714	11,095
Change in minority interest						91	91
Dividends				(3,562)	(3,562)		(3,562)
Balance at 31 March 2005	36,181	98,332	(8,884)	178,926	304,555	10,658	315,213

Changes in total equity
for the period ended 31 March 2005

9.2.6 *Implementation of the International Financial Reporting Standards / IFRS and the effect on the financial reporting of Actavis Group hf.*

Actavis Group hf. has implemented the IFRS as from 1 January 2005, which conforms to the requirements made of companies listed on European stock exchanges.

According to the IFRS comparative financial information shall be restated. Actavis Group hf. has implemented the IFRS from 1 January 2003 and has therefore restated its balance sheet for 1 January 2003 and its annual accounts for 2003 and 2004.

Overall, the operating profit (EBIT) for 2004 becomes EUR88.5 million, which was previously shown as EUR89.1 million. As a percentage of sales, EBIT becomes 19.5%, compared with 19.7%. Profit before depreciation and impairment loss becomes EUR113.8 million or 25.1% of sales, and was previously EUR114.7 million or 25.4% of sales. Net profit for 2004 decreases by EUR2.4 million and becomes EUR60.3 million compared to EUR62.7 million.

The Company's equity increases on 1 January 2004 by EUR7.4 million. On 31 December 2004 it increases by EUR4.4 million and becomes EUR281.8 million, while in the previous accounting method equity was EUR277.4 million. The equity ratio increases from 40.9% into 41.2%. The figures that are published here have been audited.

A more detailed account of specific items can be found in the Company's press release regarding the IFRS implantation in an appendix to this Prospectus.

9.3 Amide's financials

Below follow the audited accounts for Amide for the year ending December 31, 2004. Amide's financial statements are stated in US dollars and include the consolidated financial statements of Amide and its subsidiary. According to Amide's auditors the accounts are in conformity with accounting principles generally accepted in the United States of America. Amide is incorporated as an S-corporation for tax purposes, i.e. Amide's profits are taxed at the owner

level as income tax. An S-corporation is a form of corporation, allowed by the IRS for most companies with 75 or fewer shareholders, which enables the company to enjoy the benefits of incorporation but be taxed as if it were a partnership, also called a Subchapter S Corporation. Prior to the closing of the acquisition, Amide will be changed to a C-corporation, a standard business corporation. A C-corporation is a separately taxable entity. The profits and losses are taxed directly to the corporation.

It is expected that Amide will become a part of Actavis' consolidated financial statements in third quarter of 2005.

9.3.1 Consolidated statement of operations

	2004	2003
Net revenues, net of sales returns, discounts and allowances	106,703	81,542
Cost of goods sold	(36,775)	(27,903)
Gross profit	69,927	53,638
Selling, general and administrative expenses	(17,935)	(17,056)
Income from operations	51,992	36,583
Interest income	534	907
Other income		400
Income before income tax expense	52,527	37,890
Income tax expense	(500)	(385)
Net income	52,027	37,505

All figures are in thousand US dollars

9.3.2 *Consolidated balance sheet*

	31/12/2004	31/12/2003
Assets		
Current assets:		
Cash and cash equivalents	19,077	37,170
Investments	20,850	5,000
Accounts receivable, less allowance for doubtful accounts and sales allowances	15,952	6,446
Mortgages receivable		3,624
Due from related parties, current portion	80	60
Inventory, net	15,438	14,336
Prepaid expenses and other current assets	2,359	1,822
Total current assets	73,756	68,458
Property and equipment, net	10,396	7,031
Due from related parties, net of current portion	143	223
Other assets	140	134
Total assets	84,435	75,847
Liabilities and Stockholders' equity		
Current liabilities		
Accounts payable	4,261	2,576
Accrued expenses and other current liabilities	5,817	3,466
Total current liabilities	10,079	6,042
Commitments and contingencies		
Stockholders equity:		
Common stock	0	0
Additional paid-in capital	24	24
Retained earnings	74,332	69,781
Total stockholders' equity	74,356	69,805
Total liabilities and stockholders' equity	84,435	75,847

All figures are in thousand US dollars

9.3.3 *Consolidated statements of cash flows*

	2004	2003
Cash flows from operating activities:		
Net income	52,027	37,505
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	1,247	1,184
Deferred income taxes	2	13
Allowance for doubtful accounts and sales allowances	6,472	2,172
(Increase) decrease in:		
Accounts receivable	(15,978)	0
Inventory	(1,101)	(6,172)
Prepaid expenses and other assets	(539)	1,487
Other non-current assets	(6)	(122)
Increase (decrease) in:		
Accounts payable	1,685	(1,180)
Accrued expenses and other current liabilities	2,352	(1,200)
Total adjustments	(5,867)	(3,818)
Net cash provided by operating activities	46,160	33,687
Cash flows from investing activities:		
Purchase of property and equipment	(4,612)	(2,007)
Investment proceeds, net	(15,850)	(5,000)
Notes receivable, related party, net	60	(68)
Mortgage receivable, related party	3,624	3,207
Net cash used in investing activities	(16,777)	(3,868)
Cash flows from financing activities:		
Distribution to stockholders	(47,475)	(47,100)
Net cash used in financing activities	(47,475)	(47,100)
Net decrease in cash and cash equivalents	(18,092)	(17,281)
Cash and cash equivalents, beginning of the year	37,170	54,451
Cash and cash equivalents, end of year	19,077	37,170

All figures are in thousand US dollars

9.4 Pro Forma

The following is an overview of how the Company's financials would look like had Amide been a part of the Company during 2004. This overview was made on a pro-forma basis and is for informational purposes only. It should be noted that 'Net income' is not meaningful for Amide in 2004 because of its status as an S Corporation.

EUR million	2004 Actavis	2004 Amide	2004 Combined
Revenue	451.7	85.9	537.6
Cost of sales	214.4	29.6	244.0
EBITDA	114.7	42.8	157.5
Profit before tax	78.5	42.3	120.8
Net profit	62,6	-*	-*
Total assets	678.5	67.9	746.4

*Not applicable, Amide is incorporated as an S-corporation for tax purposes. Amide's profits are taxed at the owner level as income tax.

9.5 Investments

9.5.1 Investments in the past three years

The accompanying table shows the Group's main investments in the past three financial years and the months already elapsed of the current financial year.

Company	Method of financing	2002	2003	2004	Mar-05
Omega Farma ehf., Iceland	Share issue	100%	-	-	-
United Nordic Pharma AS, Denmark	Internal financing	100%	-	-	-
Medis GmbH established, Germany	Internal financing	60%	-	-	-
Zdravlje AD, Serbia	Internal financing		71%	2%	-
Colotech AS, Denmark	Internal financing	34%	52%		-
Sales office in Sweden established	Internal financing	-	100%	-	-
Pharmaco Inc., USA established	Internal financing	-	100%	-	-
Fako İlaçlari AŞ, Turkey	Internal financing	-	89%		-
Pliva Nordic,	Internal financing	-	-	100%	-
Biovena Pharma Sp. z o.o, , Poland	Internal financing	-	-	100%	-
Pharma Avalanche S.r.o, Czech Republic	Internal financing	-	-	-	100%
Lotus Laboratories Ltd., India	Internal financing	-	-	-	100%
Amide Holdings, Inc.*	Own shares, share issue and debt financing	-	-	-	100%

* The acquisition of Amide has not been closed.

9.5.2 Future investments

No decision has been made on further investments at this time. The Company will continue to focus on strategic acquisitions opportunities in Central Europe and further investment opportunities and/or strategic acquisitions/collaborations are being explored in India to support further growth. The Company's growth strategy is discussed in more detail in Section 7.3.

9.6 Specific information on holdings

The accompanying table shows holdings representing at least 10% of the net assets or accounts for at least 10% of the net profit or loss of the Group in 2004. The companies listed below are all in the production and sales of pharmaceuticals, except Actavis hf. which is only in production of pharmaceuticals.

Company	Share	Issued capital	Reserves EUR	Unpaid shares	Dividends paid in 2004 EUR
Actavis hf.	100%	7,625,528	4,954,228	0	0
Actavis Ltd.	100%	6,684,660	(938,545)	0	0
Balkanpharma Holdings Ltd.	100%	385,860	(30,915,917)	0	0
Fako İlaçlari AŞ	89%	34,459,046	53,893	0	0
Zdravlje AD	73%	29,569,000	(2,371,932)	0	0

The companies' financials are as follows:

Company	Profit/loss after tax ordinary activities EUR	Book value EUR	Debt between the Company and the subsidiary EUR
Actavis hf.	55,057,428	84,592,201	(67,084,144)
Actavis Ltd.	4,295,475	17,570,378	45,674,262
Balkanpharma Holdings Ltd.	22,066,487	86,560,804	(2,575,984)
Fako İlaçlari AŞ	18,305,853	19,985,131	11,012,383
Zdravlje AD	7,490,715	14,387,181	684,818

The Group's holdings in companies representing at least 10% of the total share capital:

Company	ID No	Registered office	Holding (date)
Icelandic Genomic Corp.	n/a	Snorrabraut 60, Reykjavik, Iceland	31.1%
Primex ehf.	681197-2819	Oskarsgotu 7, Siglufjordur, Iceland	17.4%

9.7 Business concluded between the Company and subsidiaries

Below is an overview of significant business concluded between the Company and its subsidiaries in the past year.

Type of business	Year	Million euros
R&D from Actavis hf.	2004	10.9
R&D from Omega Farma ehf.	2004	2.4
Own label sales from subsidiary to the Company	2005 (Jan, Feb)	1.8
Registration documents from parent company to subsidiary	2005 (Jan, Feb)	1.3

10 Recent development and prospects

In addition to making strategic acquisitions to lead the consolidation of a still fragmented industry, the Company is committed to driving further organic growth through product launches, penetration of new markets and regulatory approvals of new generic pharmaceuticals.

2004 was a year of healthy growth and good profitability for the Company with emphasis placed on consolidating new companies into the Group. Actavis had a record year in the number of new products launches. By year end 2004, 75 products were in the development pipeline for the Group's markets with 30 products for International Division markets (non-EU markets). The Group expects in total of up to 60 product launches (i.e. new product and market launches), including Amide, in all key markets in 2005 and further registrations of existing products in new markets.

This year, management expects the main new product launches of the Third-party – Global Division to take place during Q2 and Q3 both of which are anticipated to be stronger than Q1 in sales terms. For the International Division the first half of 2005 is expected to show improved growth over 2004. The acquisition of Biovena in Poland at year end 2004 has established a platform for future growth in the region through new product registrations.

Although sales during the first quarter have been slower than in previous quarters, they are expected to pick up during the remainder of the year as new products are launched on the market, especially during the third quarter.

In January 2005 Actavis welcomed the issuance of a new reimbursement list in Bulgaria. This long-awaited final step by the Bulgarian government is expected to make Actavis more competitive and is expected to support the Company's sales in Bulgaria.

In February 2005 Actavis announced an agreement to acquire Lotus Laboratories, an Indian Contract Research Organisation (CRO), for about EUR20 million. The acquisition is not expected to affect Actavis' financial results in the short term but it is expected to reduce the Group's R&D expenditure and to support its entry into the US market. In the same month, Actavis also announced a strategic collaboration with the Indian pharmaceutical company Emcure Pharmaceuticals. The agreement focuses on four products which Emcure will manufacture for Actavis for the US market.

In late February 2005 Actavis announced that its Bulgarian subsidiary, Balkanpharma Razgrad AD, had signed a letter of intention with Biovet AD Peshtera for the sale of its business for the production of active pharmaceutical ingredients (APIs), consisting mainly of the production of veterinary APIs. Financial details were not disclosed. The intended sale is expected to be finalised in 2005 and it is not expected to have a material affect on Actavis' financial results or its operations in 2005.

Actavis' acquisition of Amide provides a platform into the USA, the world's largest generics market. This will enable Actavis to leverage its US market position and accelerate global portfolio expansion. Actavis expects the acquisition to be 45-50% accretive to profit before tax and 30%-35% accretive to earnings per share in the first full year.

Management expects single digit underlying growth in 2005 but strong EBITDA to sales margins of 26% or above for the full year. For 2006, strong underlying growth is expected with EBITDA to sales margins in excess of 27%.

The Company intends to seek a listing of its shares on an international stock exchange in the future. Decision has not yet been made as to where and when such a listing will be made.

The Company aims to lead consolidation of a still fragmented industry by seeking further acquisition opportunities, the goal being to realise the benefits and synergies of its acquisitions.

11 Definitions and glossary

11.1 Definitions

Intellectual property: In everyday terms, the word "dossier" is used for the document, which describes the development, formulation, manufacturing method, analytical methods etc. of a new product. In essence this document is a Marketing Authorisation application, which must be submitted to the health authorities in any country where marketing of the product is planned. It contains confidential information on the Company's know-how, which is its intellectual property.

Finished product: This term is used to describe a pharmaceutical product, that is packed in consumer packs and ready to be distributed to the market. Medis also frequently sells bulk product- this is the pharmaceutical product (e.g. tablets, capsules etc.) which is ready for packaging, but has not yet been packed in consumer packs.

New product: a new product manufactured and marketed, which has not been sold before (outside Iceland). Such products can have and often have, several dosage strengths, e.g. Ramipril tablets 1.25 mg, Ramipril tablets 2.5 mg, Ramipril tablets 5 mg and Ramipril tablets 10 mg – all these four different strengths are still considered one product, and they are described in one dossier. Other dosage forms containing the same active ingredient, e.g. Ramipril capsules, are, however, counted as another product, as this is a separate development project, described in another dossier. Synergies in developing more than one dosage form containing the same active ingredient, are very limited from the cost point of view.

New product launch: a launch of a new product in the first market e.g. Germany. Entering another market at a later date with the same product (now defined as an old product) is NOT a new product launch.

New market launch: this is when a product ('old product') previously launched in other markets is launched into new market.

Tablet 1, Tablet 2, etc: Industry terms referring to different factories at each production site. The element 'Tablet' refers to solid dosage facilities.

11.2 Glossary of terms

ACE	Angiotensin-Converting Enzyme (Inhibitors)
ACT	The trading symbol for the Company on Iceland Stock Exchange
AGM	Annual General Meeting
AI	Anti-infective
API	Active Pharmaceutical Ingredients (also referred to as Actives)
ANDA	Abbreviated New Drug Application to the US food and Drug Administration.
Beta Lactam	A collective term for Cephalosporin and Penicillin.
BAT	Best Available Technique
CAGR	Cumulative Annual Growth Rate
CEE	Central and Eastern Europe
Cephalosporin	Anti-infectives produced by a fermentation process

CIS	Commonwealth of Independent States: Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Republic of Moldova, Russian Federation, Tajikistan, Turkmenistan, Ukraine and Uzbekistan
CNS	Central Nervous System
CPP	Certificate of Pharmaceutical Production
CRO	Contract research organisation
CVS	Cardiovascular System
Dossier	Development data and marketing authorisation application for generic pharmaceuticals sold to Third-party pharmaceutical companies
DEA	US Drug Enforcement Administration
EAT	Earnings after Tax
EBIT	Earnings before Interest and Tax
EBITDA	Earnings before Interest, Tax, Depreciation and Amortisation
EEA	European Economic Area
EFTA	European Free Trade Association
EHS	Environment, Health and Safety
EMS	Environmental management system
ERP	Enterprise Resource Planning
EU	European Union
EU/GMP	EU 'Good Manufacturing Practice'
FDA	US Food and Drug Administration
HCT	Hydrochlorothiazide
ICEX	Iceland Stock Exchange
ISD	Icelandic Securities Depository
ISD Account	A custody account with ISD
IFRS	International Financial Reporting Standards
MRP	Mutual Recognition Procedures
Non beta-lactams	Pharmaceutical products which are neither cephalosporin nor penicillin
OTC	Over the counter (drug sold without a doctors prescription)
PEA	Parenteral Antibiotics
Penicillin's	Antibiotics produced by a fermentation process
POA	Peroral Antibiotics
QA	Quality Assurance
QC	Quality Control
R&D	Research and Development
REACH	Registration Evaluation and Authorisation of Chemicals
ROW	Rest of World
SEC	US Securities and Exchange Commission
SKU	Stock Keeping Unit
SLA	Service Level Agreement
SOP	Standard Operating Procedures
SPC	Supplementary Patent Certificate

WAN	Wide Area Network
WTO	World Trade Organisation

APPENDIX A:

ACTAVIS GROUP HF. - ARTICLES OF ASSOCIATION

Articles of Association of the Company following amendments made at the Annual General Meeting on 31 March 2005

ARTICLES OF ASSOCIATION
for the Company ACTAVIS GROUP hf..

1. <u>**Company Name, Domicile and Purpose.**</u>

1.01. The Company is a limited liability company. The name of the Company is Actavis Group hf..

1.02. The domicile and legal venue of the Company is at **Reykjavíkurvegur 76-78, Hafnarfjörður**.

1.03. The object of the Company is the importation, production and wholesale of pharmaceuticals, cosmetics, nursing supplies and related goods. Moreover, real estate management, management of subsidiaries, laboratory operation and related services, and trade in securities and other business operation as the Board of the Company may decide.

2. <u>**The Share Capital of the Company**</u>

2.01 The share capital of the Company is **ISK 2,993,780,301.00 – Two thousand nine hundred and ninety-three million, seven hundred and eighty thousand, three hundred and one Icelandic krónur** - divided into as many shares of one ISK each. Only a shareholders' meeting can decide to increase the share capital of the Company. Shareholders shall have pre-emptive subscription rights to any new shares in their own classes pro rata to their registered shareholdings; in other respects the issue of such shares shall be conducted as provided for by rules laid down by the Board of Directors of the Company pursuant to a decision of a shareholders' meeting, in compliance with Article 33 of Act No. 2/1995 on limited liability companies.

The board may increase the company's share capital by a nominal value of ISK 450,000,000 (four hundred and fifty million Icelandic krónur). This authorisation is to remain valid until 31 March 2010. These shares are to be in the same class as other shares in the company, and shall confer rights as from the date of registration of the share capital increase. The board may decide that payment for the shares may be made in a form other than cash. If the board's authorisation is used to meet the terms of stock option agreements that have been made with employees, or as a payment connected with the acquisition of companies, product licences or operations, then shareholders shall not have priority right to subscribe to the share capital increase.

2.02 The share certificates of the Company shall be issued electronically in a securities depository pursuant to Act No. 13/1997 on the electronic registration of securities.
All previously issued share certificates of the Company are void.
For the Company, a transcript from a securities depository shall be regarded as full proof of title to shares in the Company. Dividends at any time, as well as all notices, shall be sent to the party registered at any time as the owner of the shares in question at the securities depository. The Company assumes no responsibility for payments or notices being lost owing to failure to notify the Company of changes of address.

2.03. Each shareholder shall inform the Board of Directors of his address, and any notices concerning Company affairs may be sent to that address. A shareholder who fails to inform of such address shall not be entitled to receive any notifications which the

Board may decide to send to shareholders personally, unless the Board has knowledge of the address in question, nor shall he be entitled to have dividends sent him.

Dividends, however, may be collected at the office of the Company within three years from the time that they first became payable; failing this, the dividend in question shall revert to the Company.

2.04. Each shareholder is under obligation, without specific commitment, to abide by the Articles of Association of the Company in their current form or as lawfully amended at any time.

Shareholders shall not be liable for the commitments of the Company beyond their share in the Company. This provision can not be amended or deleted by any resolution of any shareholders' meeting.

3. Organisational Structure

3.01. The Company shall be governed by:

a) Shareholders' Meetings.
b) The Board of Directors of the Company.
c) The Chief Executive Officer and Managing Directors, if appointed.

4. Shareholders' Meetings

4.01. The supreme authority in all the affairs of the Company, within the limits established by its Articles of Association and statutory law, is in the hands of lawful shareholders' meetings. A shareholder may authorise a proxy to attend meetings on his behalf. The proxy shall submit a written and dated letter of proxy.

A letter of proxy shall never by valid for more than 5 years from its date.

4.02. The Annual General Meeting shall be held before the end of March each year. The meeting shall be held in Hafnarfjörður or in Reykjavík or in another location decided by the Board of Directors of the Company at any time.

The Annual General Meeting shall be called by a notice in daily newspapers or other verifiable manner. The notice of the meeting shall state the business of the meeting. If the agenda includes a motion to amend the Articles of the Company, the substance of the motion shall be included in the notice of the meeting. The meeting shall be called with at least one week's notice. An Annual General Meeting is valid if it has been lawfully convened. Shareholders shall have ready access to the Company's register of shareholders during the weeks preceding the Annual General Meeting, either in the Company's office or another convenient location and at other times by arrangement with the Company Directors.

4.03. Shareholders' meetings shall be convened at the discretion of the Board of Directors, by a resolution of a meeting, or if the elected auditors or shareholders holding a minimum of 1/10 of the shares of the Company request a meeting by a written notice stating the business of the meeting. The Board of Directors shall notify shareholders of the business on the agenda in the notice of the meeting. Such extraordinary meetings, like other shareholders' meetings, shall be convened in the same manner as the Annual General Meetings, with one week's notice.

Once a legitimate request for a meeting has emerged, the Board of Directors shall call a meeting no later than two weeks following the receipt of the request. If the Board of Directors of the Company has not convened a meeting within that time, a request may be submitted to the Minister [of Commerce] to convene the meeting. Each shareholder shall be entitled to have a specified item of business included on the agenda of a shareholders' meeting, provided that such shareholder submits a written request to this effect to the Board of Directors of the Company with sufficient advance notice for the item to be included on the agenda.

The Board of Directors of the Company shall call a shareholders' meeting within six months if the equity pursuant to the books of the Company falls below half of the listed share capital. At the meeting, the Board of Directors shall explain the financial situation of the Company and, if necessary, submit proposals for any required measures, including the dissolution of the Company.

4.04. The Agenda of the Annual General Meeting shall address the following items of business:

1) The report of the Board of Directors on the activities of the Company and its subsidiaries during the preceding year of operation.

2) The profit and loss statement and balance sheet of the Company and its subsidiaries for the preceding year of operation, together with the comments of the Company Auditors, submitted for confirmation.

3) Election to the Board of Directors, pursuant to Section 5.01.

4) Election of an Auditor, pursuant to Section 7.02.

5) Decision on remuneration to the members of the Board of Directors.

6) Decision on the disposal of the profit or loss of the Company and its subsidiaries.

7) Any other business.

In the event that shareholders controlling at least 1/3 of the shares so request in writing at the Annual General Meeting, decisions on items 2 and 6 shall be postponed to an adjourned Annual General Meeting, which shall be held at the earliest one

month and at the latest two months later. Requests for further postponement are not permitted.

4.05. The meeting shall elect a chairman, who shall appoint a secretary for the meeting subject to the approval of the meeting. When the meeting has been called to order, a list shall be drawn up of the shareholders present and their proxies in order to ascertain how many shares and votes each of them controls. This list shall be used until such time as the shareholders' meeting decides to amend it.
The minutes of the meeting shall include decisions made at shareholders' meetings and the results of voting. A list of the shareholders present or their proxies shall be entered in the minutes or accompany them. The minutes shall be read aloud before the end of the meeting and comments recorded, if any. The Chairman and Secretary of the Meeting shall sign the minutes.

Fourteen days following the shareholders' meeting, at the latest, the shareholders shall have access to the minutes, or a certified transcript, at the Company Office. The minutes shall be preserved in a secure manner.

The Annual General Meeting may establish special rules of order for shareholders' meetings.

4.06. At shareholders' meetings, each share of one króna shall carry one vote.

Decisions at shareholders' meetings shall be taken by majority vote, unless otherwise provided in the Company Articles or statutory law. In the event of an equality of votes, a motion shall be regarded as rejected. In the event of an equality of votes between two or more candidates for a post in the Company, voting shall be repeated, but if a final conclusion is still not obtained, the issue shall be decided by lot.

The following amendments to the Articles of Association require the approval of all shareholders to take effect:

1) To curtail the right of shareholders to payment of dividends or to other allocations from the Company, for the benefit of parties other than shareholders.

2) To increase the obligations of shareholders to the Company.

3) To limit the right of shareholders to dispose of their shares or to compel them to endure redemption of their shares, except in the case of the dissolution of the Company.

A decision amending the Company's Articles which curtails the rights of shareholders to dividends or other payment from the Company, without the application of Item 1 of Paragraph 1 above[sic.], shall be valid only if approved by shareholders representing more than nine tenths of the share capital represented at a shareholders' meeting.

A decision to amend the Articles of Association of the Company which results in an alteration of the legal relations among shareholders shall be valid only if approved by the shareholders whose rights are curtailed.

4.07. A shareholder may appoint a proxy to attend a shareholders' meeting on his behalf and exercise his right to vote. A shareholder may attend a meeting accompanied by an advisor.

Only shareholders are entitled to attend shareholders' meetings, together with the Company Auditor, Chief Executive Officer and Managing Directors, irrespective of whether they are shareholders or not. However, the Board of Directors may invite experts to attend individual meetings for the purpose of obtaining their opinion or assistance.

5. **The Board of Directors of the Company**

5.01. Each year, the Annual General Meeting shall elect five Members to the Board of Directors of the Company. The eligibility of Members of the Board shall be subject to statutory law.

Elections to the Board shall always be by ballot if the number of nominations exceeds the number of Members to be elected.

If shareholders holding at least 1/5 of the shares so request, the Members of the Board shall be elected by proportional or multiple voting. Requests to this effect shall be delivered to the Board of Directors at least five days prior to the meeting.
In the event of an equality of votes after a repeat of the poll, the outcome shall be decided by lot.

The Board of Directors shall establish rules of procedure setting out further details concerning the conduct of its duties.

5.02. The Board of Directors shall elect a Chairman from their own ranks.

The Chairman shall convene meetings of the Board and preside at Board meetings. Meetings shall be held at the discretion of the Chairman. The Chairman shall also call a meeting of the Board if requested by one Member of the Board or the Chief Executive Officer. Meetings of the Board of Directors are valid only if attended by at least three members of the Board. Issues shall be decided by majority vote, unless otherwise provided in these Articles of Association or other lawful instructions.

Members of the Board shall keep minutes of proceedings at Meetings of the Board and confirm such minutes with their signatures.

5.03. The Board of Directors shall constitute the supreme authority of the Company between shareholders' meetings. The principal duties of the Board of Directors are the following:

1) To appoint a Chief Executive Officer and decide on his salary and the terms of his employment, establish his terms of reference and grant him powers of procuration.

2) To maintain constant and detailed supervision of all the operations of the Company, ensure that the organisation and activities of the Company are always in good and proper order. In particular, the Board of Directors shall ensure adequate supervision of the accounts of the Company and the disposal of its assets.

3) To represent the Company before the courts and government authorities.

4) To attend to any other business as necessary at any time.

5.04. Members of the Board shall have access to all books and documents of the Company.

5.05. The Board of Directors is empowered to enter the Company into commitments, and in this respect the signature of three Board members shall be sufficient, including for the pledging of assets.

6. <u>Chief Executive Officer and Managing Directors</u>

6.01. The Chief Executive Officer of the Company is responsible for the day-to-day operation of the Company pursuant to the rules established by the Board of Directors, or in accordance with these Articles. Day-to-day operation does not include measures which are unusual or extraordinary. The CEO shall ensure that the accounts and finances of the Company conform to statutory law and accepted practices and that the disposal of the property of the Company is secure.

The CEO is authorised, subject to the approval of the Board of Directors, to appoint a Managing Director, one or more, to manage the day-to-day management of individual units of operation of the Company. Such Managing Directors shall be issued with terms of reference.

6.02. The CEO of the Company is under obligation to observe all instructions of the Board of Directors. The CEO is required to provide any information that may be requested by the Board of Directors or Auditors of the Company.

A CEO may be engaged from among the members of the Board, with the exception of the Chairman.

7. <u>Accounts and Auditing</u>

7.01. The accounting year of the Company shall be the calendar year. Preparation of the annual accounts shall be completed one and a half months prior to each Annual

General Meeting, at the latest, and the accounts delivered to the Auditor for a detailed audit.

7.02. Each Annual General Meeting shall elect an auditor or an auditing firm. Auditors may not, however, serve as members of the Board of Directors of the Company, as Chief Executive Officer or work in their service.

The Auditor shall examine all the books and accounts of the Company, and have access to all records or documents of the Company at any time.

The Auditor shall have completed the auditing of the annual accounts no later than two weeks before the Annual General Meeting, at which time he shall deliver the audited annual accounts, including the Auditor's report, to the Board of Directors. An audit record shall be kept as required by Article 89 of Act No. 32/1978.

The Report of the Board of Directors shall accompany the annual accounts.

7.03. Preparation of the annual accounts shall be governed by the provisions of Act No. 144/1994 on annual accounts.

8. **Own shares of the Company**

8.01. The Company may own up to 10% - ten per cent - of its own shares. However, the Board of Directors shall endeavour to dispose in a sound manner of the shares which it was regarded as reasonable for the Company to acquire in itself. Moreover, shares held by the Company in itself are unacceptable as security for loans extended to shareholders. No voting rights may be exercised in respect of shares owned by the Company in itself, and such shares shall be disregarded when determining the number of votes in the Company.

9. **Amendments to the Articles of Association of the Company**

9.01. The Articles of Association of the Company may be amended at lawfully convened Annual General Meetings, provided that the notice of the meeting clearly indicates that such amendments are scheduled and outlines the main substance of the amendments. An amendment will take effect only if approved by at least 2/3 of the cast votes, and the consent of shareholders controlling at least 2/3 of the shares in the Company represented in the meeting is required.

9.02. However, the terms of these Articles regarding voting rights of shareholders and equality among them cannot be amended except with the consent of 9/10 – nine tenths – of all votes, cf. Paragraph 2 of Article 94 of Act No. 2/1995 on Limited Liability Companies.

10. **Dissolution of the Company**

10.1. Motions on the dissolution and liquidation of the Company shall be subject to the same rules as amendments to these Articles. The votes of shareholders controlling at least 2/3 of the total shares in the Company are required to dissolve the Company. A shareholders' meeting that has made a valid decision to dissolve or liquidate the Company shall also decide on the disposal of assets and the payment of debts, cf. Article 10 of Act No 2/1995.

11. <u>Further Provisions</u>

11.01. Where these Articles of Association provide no directions, the provisions of Act No. 2/1995 on Limited Liability Companies shall apply.

So amended and approved at the Annual General Meeting of the Company on 31 March 2005.

For the Board of Actavis Group hf.

APPENDIX B:

ACTAVIS GROUP HF. – FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004

Actavis Group hf.

Consolidated financial statements
for the year ended 31 December 2004
Euro

Contents

Endorsement by the board of directors and the president and CEO

The Company's financial statements are stated in thousands of euro's and include the consolidated financial statements of Actavis Group hf. and its subsidiaries. The accounting principles applied in preparing the Company's financial statements are consistent with those used in the previous year.

The name of Actavis Goup hf. was formerly Pharmaco hf. but the name was changed in May

At the end of December the company entered into an agreement to buy the Polish company Biovena. Biovena has specialised in the marketing of generics. Neither the income statement nor the balance sheet of the Goup were affected by this agreement during 2004.

Net profit for the year amounted to EUR62.7 million for the Group, according to the income statement. Stockholders' equity amounted to EUR277.4 million at year end according to the balance sheet. Changes in stockholder's equity and appropriation of net profits are further explained in the financial statements. Outstanding capital stock was 2,791,162 thousand shares at beginning of year. Each share has a nominal value of one Icelandic krona. Taking into consideration other changes in capital stock, outstanding shares at yearend were 2,846,150 thousand which had a book value of EUR36.2 million. The number of stockholders at year end was 2,942 a decrease of 103 from the beginning of the year. Two stockholders owned more than 10% share in the Company at year end, Amber International Ltd. with 32.9% ownership and Landsbanki Luxemburg S.A. with 10.3% share.

The board of directors proposes a payment of 10% dividend on the nominal value of capital stock to stockholders in the year 2005 which corresponds to 5,1% of net profit.

The board of directors and the managing director of Actavis Group hf. hereby confirm the Group's financial statements for the year 2004 with their signatures.

Hafnarfjordur, 21 February 2005.

Chairman of the board of directors:

Bjorgolfur Thor Bjorgolfsson

Board of directors:

Andri Sveinsson

Karl Wernersson

Magnús Thorsteinsson

Sindri Sindrason

President and CEO:

Robert Wessman

Auditors' report

Board of directors and shareholders of Actavis Group hf.

We have audited the accompanying consolidated balance sheet of Actavis Group hf. as of 31 December 2004 and the related consolidated income statement and consolidated statement of cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Actavis Group hf. as of 31 December 2004, and the results of its operations and its cash flows for the year then ended, in accordance with law and generally accepted accounting principles in Iceland.

Reykjavik, 21 February 2005.

Alexander G. Edvardsson
Audur Thorisdottir

KPMG Endurskodun hf.

Consolidated income statement
for the year ended 31 December 2004

	Notes	2004	2003
Operating revenue:			
Sales	5,6	424.761	293.525
Other revenue		26.936	22.626
		451.697	316.151
Operating expenses:			
Direct production expenses / cost of sales		214.376	173.124
Sales and marketing expenses		61.584	21.279
General and administrative expenses		36.973	23.247
Other operating expenses		24.056	14.442
Depreciation and amortization	30	25.646	13.604
Impairment losses on fixed assets		0	18.336
		362.635	264.032
Profit from operations		89.062	52.119
Net financial (expenses) income	24	(10.611)	(1.642)
Special reserve on investment		0	(3.689)
Profit before income tax		78.451	46.788
Income tax	25	(11.431)	(4.434)
Profit before minority interest		67.020	42.354
Minority interest		(4.364)	(1.814)
Net profit		62.656	40.540
Earnings per share:	7		
Basic earnings per share (EUR)		0,0225	0,0143
Diluted earnings per share (EUR)		0,0224	0,0142

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Consolidated balance sheet

Assets

	Notes	2004	2003
Fixed assets:			
Intangible assets:	8,9		
Development expenditure and pharmaceutical know-how	27	32.905	24.916
Goodwill	28	229.126	235.038
		262.031	259.954
Property and equipment:	10,29		
Property and plant		58.174	51.027
Machinery and equipment		84.349	63.606
		142.523	114.633
Investment:			
Investment in associated company	35	3.338	3.115
Investment in other companies	11	5.339	2.947
Securities		1.325	1.364
Deferred tax assets	16,41	21.217	14.966
		31.219	22.392
Total fixed assets		435.773	396.979
Current assets:			
Inventories	12,36	71.572	78.852
Receivables:	13		
Accounts receivable		113.974	72.307
Other receivables		39.850	19.421
Cash		17.325	29.968
Total current assets		242.721	200.548
Total assets		678.494	597.527

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

31 December 2004

Stockholders' equity and liabilities

	Notes	2004	2003
Stockholders' equity:			
Capital stock	14,37	36.181	36.113
Share premium		100.066	100.903
Translation reserve		(30.200)	(28.634)
Accrued stock option		47	281
Retained earnings		171.286	111.812
Total stockholders' equity	39	277.380	220.475
Provisions:			
Minority interest		10.193	7.295
Deferred tax liabilities	16,41	9.578	8.333
Employee termination indemnity	17	5.753	5.539
		25.524	21.167
Long-term liabilities:			
Long-term liabilities	43	166.535	173.974
Current liabilities:			
Bank loans		88.826	90.758
Accounts payable		41.351	43.765
Current maturities of long-term liabilities	44	42.200	18.889
Accrued liabilities and expenses		36.678	28.499
		209.055	181.911
Total liabilities and provisions		401.114	377.052
Total stockholders' equity and liabilities		678.494	597.527

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Consolidated statement of cash flows
for the year ended 31 December 2004

	Notes	2004	2003
Cash flows from operating activities:			
Net earnings		62.656	40.540
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortisation	30	25.646	31.940
Currency fluctuations and indexation		7.867	(7.615)
Changes in deferred taxes		(4.398)	365
Other changes		3.909	5.772
Working capital provided by operating activities		95.680	71.002
Changes in operating assets and liabilities:			
Inventories, decrease (increase)		7.356	(15.063)
Receivables, increase		(56.484)	(9.627)
Short-term liabilities, increase (decrease)		2.280	(2.529)
Changes in operating assets and liabilities		(46.848)	(27.219)
Net cash provided by operating activities		48.832	43.783
Cash flows to investing activities:			
Increase in intangible assets		(15.677)	(14.547)
Investment in property and equipment		(43.742)	(28.750)
Proceeds from sale of property and equipment		1.650	2.403
Investments in other companies, net of cash acquired		(8.400)	(52.272)
Proceeds from sale of investment in other companies		92	0
Securities, change		419	120
		(65.658)	(93.046)
Cash flows from financing activities:			
Changes in capital stock		(768)	(33.058)
Dividend paid		(3.182)	(673)
Changes in minority interest		141	0
Proceeds from long-term borrowings		36.766	77.634
Payments of long-term debt		(18.289)	(49.617)
Bank loans, changes		(9.070)	77.176
		5.598	71.462
(Decrease) increase in cash		(11.228)	22.199
Cash at beginning of year		29.968	8.863
Effects of exchange rate changes on beginning balances		(1.415)	(1.094)
Cash at year end		17.325	29.968
Other information:			
Interest paid on long-term debt		9.967	8.777
Income tax paid		5.438	8.826

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Notes to the consolidated financial statements

Summary of accounting principles

Basis of preparation

1. Actavis Group hf., formerly Pharmaco hf. (the Company) is a company domiciled in Iceland. The consolidated financial statements are prepared in accordance with the Icelandic financial statements act and regulation on the presentation and contents of financial statements and consolidated financial statements. The financial statements are presented in euro rounded to the nearest thousand. They are prepared on historical cost basis and are, in all main respects, based on the same accounting principles as in the previous year.

   Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

   Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

   Associated companies are recorded in the balance sheet at the lower of cost or net realisable value.

Foreign currencies

2. Transactions in foreign currencies are translated into euros at the exchange rate of the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into euros at the foreign exchange rate of that date. Foreign exchange differences arising on translation are recognized in the income statement.

Financial statements of subsidiaries

3. The operations of subsidiaries are not considered an integral part of the parent Company's operations. Accordingly, the assets and liabilities of subsidiaries, including goodwill and fair value adjustments are translated into euros at exchange rates of the balance sheet date. The revenue and expenses of subsidiaries are translated into euros at the average conversion rates for the period. Translation differences are recognised directly in equity.

Derivative financial instruments

4. The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities.

Revenue recognition

5. Revenue from sale of products is recognised in the income statement when significant risk and rewards are transferred to the buyer. Revenue is not recognised if there is an uncertainty about the collectability of receivables, related expenses or possible return of products.

6. A portion of the Group's revenue comes from the sale of dossiers. Revenue from the sale of dossiers is recognised when certain milestones, included in the contracts, are met.

Earnings per share

7. Earnings per share is the ratio between profit and weighted average number of shares for the year and reveals net profit per share. The net earnings for the year amounted to EUR62.7 million and the weighted average number of shares 2,790 million shares, when taken into consideration purchases and sales of treasury shares. The nominal value of each share amounts to one ISK. Earnings per share for the year amount to EUR0.0225. Calculation of diluted earnings per share takes into consideration stock options made with the Company's employees and the prospective deliverance of shares related to those options, which amounts to 833 thousand shares. The Company has not entered into agreements to issue any convertible bonds.

Intangible assets

8. Development expenditure is capitalised in the balance sheet as development expenditure and pharmaceutical know-how. If development leads to production of marketable products the relevant cost is amortised over a period of five years. The amortisation period starts when the first sale is made. If it becomes evident that future economic benefits are not probable the cost is then charged to the income statement.

9. Goodwill arising on acquisition represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired. Goodwill is stated at cost less amortisation to year end 2002. From the beginning of the year 2003 the goodwill is not amortised but tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. If recoverable amount of goodwill is less than its carrying amount, the difference will be amortised. At year end an impairment test was conducted resulting in a loss of EUR3.0 million which was recognised in the income statement.

Property and equipment

10. Property and equipment are valued at cost less depreciation. Depreciation is calculated as a fixed annual percentage based on the asset's expected economic life and its salvage value. Expected economic life is specified as follows:

Property and plant	12 - 50 years
Equipment	3 - 10 years

Investment

11. Investment in other companies are carried at acquisition cost less provisions for estimated impairment losses on certain investment.

Inventories

12. Manufactured products are valued at their average production cost, consisting of both direct and indirect production cost. Inventories of purchased goods and materials are valued at cost.

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Notes - cont.:

Accounts receivable and other receivables

13. Receivables and securities are reduced by an allowance for doubtful accounts. This allowance is not a final write-off, but a reserve to meet possible future losses. The allowance is deducted from appropriate balance sheet items. Receivables amounting to EUR154 million at the year end have been written down by EUR7 million in the balance sheet.

Repurchase of share capital

14. When treasury shares are repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Treasury shares are classified as a reduction of net equity. Possible gains or losses on purchase or sale of treasury shares are not reported in the income statement.

Stock option agreements

15. The Company has stock option agreements with certain employees which may be excercised in the years 2001 - 2005. The Company's cost is calculated according to the Black-Scholes method of evaluating stock option agreements. Thus, valued cost is expensed over the lifetime of the contract and is recognised in the income statement with a corresponding increase in stockholders' equity.

Deferred tax assets and liabilities

16. Deferred tax assets and deferred tax liabilitities are included in the financial statements. Their calculation is based on the difference between balance sheet items as reported in the Group's financial statements and tax returns of the companies within the Group. This difference occurs because expenses are generally expensed earlier for tax purposes than in the financial statements and due to investment tax credits. Deferred tax assets and liabilities are balanced if they are associated to taxes that are imposed by the same authorities.

Employee termination indemnity

17. The employee termination indemnity relates to the Turkish subsidiary. In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of an agreed formula, are subject to certain upper limits and are recognised in the accompanying financial statements as accrued. The reserve has been calculated by estimating the present value of the future obligation of the Company that may arise from the retirement of the employees.

International accounting standards

18. According to an EC Directive, companies listed on European Stock Exchanges must prepare consolidated financial statements in accordance with international financial reporting standards (IFRS) as of the year 2005. The Company will present its report for the first quarter of 2005 in accordance with IFRS. The main changes from the Company's current financial statements relate to the valuation of intangible assets. Furthermore, presentation of the income statement as well as the balance sheet will be altered and notes to the financial statements will be more detailed.

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Notes - cont.:

Changes in the Consolidation

19. The Company established the English subsidiary Actavis UK Ltd. in March. The subsidiary is included in the consolidated financial statements.

    During the year the Company increased it's ownership in the Serbian pharmaceutical company Zdravlje AD by EUR0.3 million. The Company's ownership amounted to 73% at year end and increased by 2% during the year.

    As of November Abfar İlaç Sanayi ve Ticaret AŞ and Fako İlaçlari AŞ were merged under the name of Fako and all assets, liabilities and commitments of Abfar were transferred to Fako.

    At the year end the Danish sales- and marketing company, DLF, was sold. The sale has immaterial effect on the consolidation financial statements.

Quarterly overview

20. The operation of the Group is specified as follows by quarters:

	1st Quarter 1.1 - 31.3	2nd Quarter 1.4 - 30.6	3rd Quarter 1.7 - 30.9	4th Quarter 1.10 - 31.12	Total 1.1 - 31.12
Sales	117.472	103.636	97.251	106.402	424.761
Cost of goods sold	(60.069)	(52.391)	(50.012)	(51.904)	(214.376)
Gross profit	57.403	51.245	47.239	54.498	210.385
Operating expenses less other income	(21.637)	(24.922)	(20.762)	(28.356)	(95.677)
Amortization, depreciation and impairment of fixed assets	(4.942)	(5.850)	(4.649)	(10.205)	(25.646)
Net financial income (expenses)	(3.113)	(4.155)	(2.839)	(504)	(10.611)
Income tax	(6.813)	(1.922)	(3.692)	996	(11.431)
Minority interest	(729)	(490)	(1.276)	(1.869)	(4.364)
Net earnings	20.169	13.906	14.021	14.560	62.656

Operating expenses

21. Auditors' fee is specified as follows in the consolidation:

	2004	2003
Auditing of financial statements	608	843
Review of interim financial statements	158	158
Other services	196	244
Total audit fee	962	1.245

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Notes - cont.:

Personnel

22. Salaries and related expenses are specified as follows:

	2004	2003
Salaries	90.645	60.782
Related expenses	7.225	6.790
Total salaries and related expenses	97.870	67.572
Number of employees at year-end	6.602	6.835
Average number of employees, adjusted for full-time employment	6.841	6.539

Executive employment terms

23. Payment of salaries to the key executives of the Company for work performed for the companies within the Group, their stock options and ownership in the Company are specified as follows:

	Salaries and bonuses	Stock option in thousands of shares	Shares at year-end
Senior executives:			
Robert Wessman, CEO	428	754	32.865
Board members:			
Bjorgolfur Thor Bjorgolfsson, chairman of the board	28	0	1.085.337
Karl Wernersson	14	0	225.378
Magnus Thorsteinsson	14	0	0
Sindri Sindrason	785	0	0
Six managing directors and the deputy CEO	664	0	21.955
Former board members:			
Bjorgolfur Gudmundsson	14	0	99
	1.947	754	1.365.634

In addition to salaries and benefits the CEO realized EUR5.3 million shares through the exercise of his stock option. The CEO purchased 5,273 thousand shares at the exercise price of EUR 0.06 and another 38 thousand at the exercise price of EUR0.16. The market value of these shares were EUR2.7 million at the same time.

The Company has granted the Company's CEO loan amounting to a total of EUR2.4 million with a market interest rate.

Stock option agreements with the Company's CEO that are based on the exercise price EUR0.0317, were granted in 2001 and are redeemable in 2005.

The ownership of shares by the board members includes both direct ownership and indirect ownership through holding companies.

A retirement contract with Sindri Sindrason, former CEO, was finalized during the year. According to the agreement he received EUR771 thousand as a final settlement.

Net financial income and expenses

24. Financial income and expenses are specified as follows:

	2004	2003
Interest earned	2.300	769
Interest expenses and indexation	(16.284)	(9.325)
Currency fluctuations	3.373	7.748
Gain on sale of investment	0	(834)
	(10.611)	(1.642)

25. Income tax recognized in the income statement are specified as follows:

Current tax expense

Current year		9.760
Under/(over) provided in prior years		104
		9.864

Deferred tax expense

Origination and reversal of temporary differences		(521)
Investment tax credits		(5.966)
Other changes		8.054
		1.567
Total income tax expense according to the income statement		11.431

Reconciliation of effective tax rate

Profit before tax		78.451
Income tax using the domestic corporation tax rate	18,0%	14.121
Effect of tax rates in foreign jurisdictions	2,2%	1.764
Non-deductible expenses	0,9%	680
Tax exempt revenue	(3,1%)	(2.424)
Investment tax credits	(7,9%)	(6.240)
Exchange rate differences and other changes	4,5%	3.530
Effective income tax	14,6%	11.431

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Notes - cont.:

Earnings per share

Basic earnings per share

26. The calculation of earnings per share is based on the Company's profit in EUR and the weighted average number of issued shares at year end. Weighted average number of shares and diluted earnings per share are specified as follows in millions of shares.

Weighted average number of shares	2004	2003
Outstanding shares at 1 January	2.785	574
Effect of bonus shares issued	0	2.269
Effect of treasury shares	5	(9)
Effect of new shares issued	0	5
Weighted average number of shares at 31 December	2.790	2.839

Diluted earnings per share

The calculation of diluted earnings per share at 31 December 2004 was based on net profit attributable to shareholders and a weighted average number of ordinary shares outstanding during the year ended 31 December 2004.

Weighted average number of shares at 31 December	2.790	2.839
Impact of stock options	3	8
Weighted average number of shares at 31 December (diluted)	2.793	2.847

Intangible assets

27. Development cost for new products is capitalised in the balance sheet among intangible assets. Those assets are amortised over a period of five years. Changes during the year are specified as follows:

Balance at 1 January 2004	24.916
Additions during the year	15.473
Currency adjustments during the year	486
Sales during the year	(158)
Amortised during the year	(7.812)
Balance at 31 Decmber 2004	32.905

28. Capitalised goodwill in the balance sheet is derived from the purchase of subsidiaries. Changes in goodwill during the year are specified as follows:

Balance at 1 January 2004	235.038
Changes in opening balance	(6.682)
Additions due to purchase of subsidiaries	3.401
Currency adjustments during the period	1.776
Other changes	(1.384)
Impairment loss	(3.023)
Balance at 31 December 2004	229.126

Changes in opening balance

Due to changes in the recognition of deferred tax asset of the subsidiary Fako, which relate to prior years, the opening balance of goodwill was restated.

Fixed assets

29. Fixed assets and depreciation are specified as follows:

	Property and plant	Machinery and equipment	Total
Cost			
Balance at 1 January 2004	78.757	160.385	239.142
Additions during the year	9.208	34.057	43.265
Currency adjustments during the year	(1.232)	(1.969)	(3.201)
Sales and disposals during the year	(528)	(27.427)	(27.955)
Balance at 31 December 2004	86.205	165.046	251.251
Depreciation			
Balance at 1 January 2004	27.730	96.779	124.509
Depreciated during the year	1.760	11.667	13.427
Currency adjustments during the year	(1.253)	(1.298)	(2.551)
Depreciation of asset disposals	(206)	(26.451)	(26.657)
Balance at 31 December 2004	28.031	80.697	108.728
Book value at 31 December 2004	58.174	84.349	142.523
Depreciation ratios	2 - 8%	10 - 33%	

Financial statements of Actavis Group hf. 31 December 2004 16 *Amounts are in thousands of euro*

Notes - cont.:

30. Depreciation, amortisation and impairment losses according to the income statement are specified as follows:

Amortisation of development cost according to note 27	7.812
Other changes in goodwill according to note 28	1.384
Impairment loss in goodwill according to note 28	3.023
Depreciation of fixed assets according to note 29	13.427
	25.646

Impairment of goodwill

31. During the year an impairment loss was charged to the carrying amount of goodwill that arose in the acquisition of Actavis Nordic. The impairment loss amounted to EUR3.0 million.

Purchase lease agreements

32. Buildings, machinery and equipment, for which the Group has entered into purchase lease agreements, are capitalized, despite ownership of lessor according to the contract. At year end the remainder of the contracts amount to EUR3.3 million.

Official real estate valuation and insurance value

33. Buildings and properties in Iceland with a book value of EUR20.3 million, had an official real estate valuation of EUR20.6 million at year end 2004. Their insurance value amounted to EUR44.5 million at the same time.

Inventories in Iceland amounting to EUR20.0 million at year end, were insured for EUR28.2 million.

Fixed assets and inventories in other production facilities with a book value of EUR83.4 million had an insurance value of EUR248 million.

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Notes - cont.:

Investment

34. At year end the Company owned 15 subsidiaries that are all included in the consolidated financial statements. The subsidiaries owned 19 subsidiaries at year end that are included in their financial statements. The companies that are included in the consolidated statements are as follows:

	Ownership %
Actavis BV (Medis Holland BV), Netherland	100%
Actavis Ltd. (Pharmamed Ltd), Malta	100%
Actavis Trading Ltd., Malta	100%
Actavis hf. (Delta hf.), Iceland	100%
Actavis Inc. (Pharmaco Inc.), USA	100%
Actavis Nordic A/S (United Nordic Pharma AS), Denmark	100%
Nordisk Ibu-Pharma ApS, Denmark	100%
Actavis AS (UNP A/S), Denmark	100%
Actavis OY, Finland	100%
Actavis A/S, Norway	100%
Actavis A/B (UNP Sweden AB), Sweden	100%
Actavis Ltd., England	100%
Balkanpharma Holdings Ltd, Cyprus	100%
Balkanpharma Healthcare International, Cyprus	100%
MM Pharma LLC, USA	100%
Verben S.A. Uruguay	50%
Actavis AD (Balkanpharma AD), Bulgaria	100%
Balkanpharma Dubnitsa AD, Bulgaria	98%
Balkanpharma Troyan AD, Bulgaria	98%
Balkanpharma Razgrad AD, Bulgaria	98%
Balkanpharma Security AD, Bulgaria	100%
Balkanpharma Macedonia, Macedonia	100%
Actavis OOO (Balkanpharma OOO), Russia	100%
Colotech AS, Denmark	86%
Fako İlaçlari AŞ, Turkey	89%
Medis GmbH, Germany	60%
Medis Ltd., Isle of Man	100%
Medís ehf., Iceland	100%
Medis Danmark AS, Denmark	100%
NM Pharma ehf., Iceland	100%
Oculis ehf., Iceland	67%
Omega Farma ehf., Iceland	100%
Zdravlje AD, Serbia	73%
Zdravlje Trade AD, Serbia	100%

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Notes - cont.:

Investment in associated company

35. At year end the Company's ownership in Iceland Genomics Corp. USA amounted to 31% with a book value of EUR3.3 million.

Inventories

36. Inventories are specified as follows:

	2004	2003
Raw materials	32.361	32.882
Work in progress	14.348	16.919
Finished goods and goods for resale	24.863	29.051
Inventories at 31 December	71.572	78.852

Stockholders' equity

37. Changes in the nominal value of capital stock during the year are specified as follows:

	Number of shares in thousands	Nominal value in thousand of EUR
Outstanding capital stock at 1 January 2004	2.785.394	36.113
Purchase of treasury shares	(5.108)	(59)
Sale of treasury shares	10.876	127
Outstanding capital stock at 31 December 2004	2.791.162	36.181

38. Total capital stock is as follows:

Total capital stock issued	2.993.780	38.521
Treasury stock	(202.618)	(2.340)
Outstanding capital stock at 31 December 2004	2.791.162	36.181

39. Reconciliation of movements in stockholders' equity:

	Capital stock	Share premium and statutory reserve	Translation reserve	Accrued stock option	Retained earnings	Total
Balance at 1 January 2004	36.113	100.903	(28.634)	281	111.812	220.475
Treasury shares acquired	(59)	(2.391)				(2.450)
Treasury shares sold	127	1.277				1.404
Expensed stock option				43		43
Redeemed stock option		277		(277)		0
Acc. currency adjustment			(1.566)			(1.566)
Dividend paid					(3.182)	(3.182)
Net earnings					62.656	62.656
Balance at 31 December 2004	36.181	100.066	(30.200)	47	171.286	277.380

Stock options agreements

40. The company has granted its employee's stock options rights, which they can exercise in the year 2005. The Company will use treasury shares or/and issue new shares to fulfill the Company's obligations according to the stock options. The Company's stock option liabilities are 0.8 million shares at year end. Changes during the year are specified as follows:

	Shares in thousands	Nominal value in thousand of EUR
Balance at 1 January	12.612	151
Exercised stock options during the year	(11.779)	(141)
Balance at 31 December	833	10

Notes - cont.:

Deferred income tax

41. The Company's deferred tax assets and deferred tax liabilities are specified as follows:

	Assets	Liabilities
Balance at 1 January 2004	14.966	8.333
Income tax posted to income statement	4.530	15.787
Income tax payable	(660)	(8.816)
Other changes	2.381	(5.726)
Balance at 31 December 2004	21.217	9.578

Deferred tax assets and deferred tax liabilities specified on items:

	Assets	Liabilities
Intangible assets	814	4.630
Operating fixed assets	(54)	1.815
Current assets	877	1.875
Investments	(37)	(139)
Current liabilities	1.368	(8)
Accrued stock options	0	43
Long-term liabilities	1.740	5
Total deferred tax liabilities from assets and liabilities	4.708	8.221
Carry forward income tax losses	4.364	1.357
Investment tax credits	12.145	0
Balance at 31 December 2003	21.217	9.578

Commitments

42. The Company is committed to increase the share capital of its subsidiary, Colotech AS by EUR3.0 million. The payments will be made in six installments during the next three years.

The Company is committed on behalf of its subsidiary, Zdravlje AD to invest EUR11.4 million in Serbia during the next four years.

The Company has guaranteed loan granted to its subsidiary, Fako, amounting EUR12.0 million.

Amounts are in thousands of euro

Notes - cont.:

Long-term liabilities

43. Long-term liabilities are specified as follows, by currency denominations:

Loans in EUR	134.307
Loans in USD	33.667
Loans in GBP	2.300
Loans in JPY	12.396
Loans in CHF	12.209
Loans in SEK	1.442
Loans in MTL	8.271
Loans in BGL	3.268
Loans in other currencies	875
Total long-term liabilities, including current maturities	208.735
Current maturities of long-term liabilities	(42.200)
Total long-term liabilities	166.535

44. Annual maturities of long-term liabilities are specified as follows:

In the year 2005	42.200
In the year 2006	30.921
In the year 2007	23.813
In the year 2008	82.804
In the year 2009	6.413
Subsequent payments	22.584
Total long-term liabilities	208.735

Derivative

45. The Company has made currency- and interest swap contracts. These contracts are specified as follows:

	2004	2003
Currency- and interest swap contracts:		
Assets	14.880	15.184
Liabilities	15.637	12.533

Financial statements of Actavis Group hf. 31 December 2004 *Amounts are in thousands of euro*

Notes - cont.:

Subsequent events

46. At the beginning of January 2005 the Company sold the subsidiary, Oculis ehf. Its primary objective was a research work concerning pharmaceutical eye-medicine. The proceeds from the sale was immaterial to the consolidation financial statements.

    At the beginning of February 2005 the Company agreed to acquire the Indian contract research organisation company, Lotus Laboratories. The acquisition is subject to the satisfaction of certain conditions. If the acquisition materialises the acquisition price will amount to EUR19 million plus cost directly related to the acquisition.

Other matters

47. The directors af Actavis Group hf. support high standards of corporate governance and have taken into account the guidelines on corporate governance adopted by the Icelandic Stock Exchange, Confederation of Icelandic Employees and the Chamber of Commerce.

Financial ratios

48. The main financial ratios for the Group are as follows:

	2004	2003
Equity ratio	0,41	0,37
Current ratio	1,16	1,10
Return on equity	28,9%	17,8%
EBITDA	114.708	84.059
EBITDA as a percentage of revenues	25,4%	26,6%
Working capital provided by operating activities	95.680	71.002

Financial statements of Actavis Group hf. 31 December 2004 23 *Amounts are in thousands of euro*

APPENDIX C:

ACTAVIS GROUP HF. – INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED 31 MARCH 2005

Actavis Group hf.

Consolidated interim financial statements
Three months ended 31 March 2005
Euro

Contents

Endorsement by the board of directors and the president and CEO

The consolidated interim financial statements are stated in thousands of euro's and include the consolidated interim financial statements of Actavis Group hf. and its subsidiaries (the Group).

Net profit for the period amounted to EUR11.1 million for the Group, according to the income statement. Total equity amounted to EUR315.2 million at the end of the period according to the balance sheet. Changes in total equity and appropriation of net profits are further explained in the financial statements. Two stockholders owned more than 10% share in the Company at the end of the period, Amber international Ltd. with 32,9% ownership and Landsbanki Luxemburg S.A. with 10,8% share.

At the beginning of April the company acquired the Indian company Lotus and the Czech company Pharma Avalanche. Lotus is specialised in reasearch and development and Pharma Avalance in the marketing of generics. The income statement of the Group was not affected by this agreement during the period.

In May the Group acquired the American company Amide Pharmaceutical Inc., which specialises in developing, manufacturing and marketing pharmaceuticals.

The accompanying financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) for the first time. The Group´s financial statements have previously been prepared in accordance with the Financial Statements Act and generally accepted accounting principles in Iceland. The changes in the stockholder´s equity 1 January 2005 as a result of the implementation of IFRS is an increase of EUR5.8 million.

The board of directors and the managing director of Actavis Group hf. hereby confirm the Group's consolidated interim financial statements for the three months ended 31 March 2005 with their signatures.

Hafnarfjordur, 26 May 2005.

Chairman of the board of directors:

Bjorgolfur Thor Bjorgolfsson

Board of directors:

Andri Sveinsson
Karl Wernerson
Magnus Thorsteinsson
Sindri Sindrason

President and CEO:

Robert Wessman

Auditors´ report

Board of directors and shareholders of Actavis Group hf.

We have compiled the interim consolidated balance sheet of Actavis Group hf. and its subsidiaries as of 31 March 2005 and the related consolidated income statement and consolidated statement of cash flow for the three months then ended. All information included in these interim consolidated financial statements is the representation of the management of Actavis Group hf.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have neither audited nor reviewed the accompanying interim consolidated financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Reykjavik, 26 May 2005

Alexander G. Edvardsson
Audur Thorisdottir

KPMG Endurskodun hf.

Consolidated interim income statement
for three months ended 31 March 2005

	Notes	YTD 2005	YTD 2004
Operating revenues			
Net sales		96.958	117.472
Cost of goods sold		(50.546)	(65.437)
Gross profit		46.413	52.035
Other income		4.832	11.787
Sales and marketing expenses		(14.122)	(14.189)
Research and development expenses		(8.877)	(8.401)
General and administrative expenses		(9.374)	(11.021)
		(27.540)	(21.824)
Profit from operations		18.872	30.211
Income / (loss) from associates		0	(282)
Financial income/(expenses)	5	(7.199)	(2.290)
Profit before tax		11.674	27.639
Income tax		(579)	(5.815)
Profit for the period		11.095	21.824
Attributable to:			
Equity holders of the Company		10.381	21.332
Minority interest		714	492
Profit for the period		11.095	21.824
Earnings per Share	6		
Basic Earnings per Share (EUR)		0,00372	0,00751
Diluted Earnings per Share (EUR)		0,00372	0,00749

Interim financial statements of Actavis Group hf. 31 March 2005 5 *Amounts are in thousands of euro*

Consolidated interim balance sheet at 31 March 2005

Assets

	Notes	31.3.2005	31.12.2004
Goodwill	7	243.319	236.801
Other intangible assets	8	34.109	30.622
Property, plant and equipment	9	161.641	145.228
Investment in associated companies		2.223	2.032
Other investments		20.886	6.155
Deferred tax assets		21.616	21.247
Non-current assets		483.795	442.084
Inventories	11	79.496	71.572
Trading investments		8.435	0
Trade receivables		122.149	113.974
Other receivables		42.160	39.210
Cash and cash equivalents		27.644	17.325
Current assets		279.884	242.080
Total assets		763.679	684.164

Equity and liabilities

	Notes	31.3.2005	31.12.2004
Capital stock		36.181	36.181
Share premium and statutory reserve		98.332	98.332
Other reserves		(8.884)	(23.410)
Retained earnings		178.926	170.720
Stockholders' equity		304.555	281.823
Minority interest		10.658	9.853
Total equity		315.213	291.676
Interest bearing loans	14	161.712	162.983
Retirement benefit obligation		6.283	5.753
Obligations under finance leases	15	4.617	4.894
Deferred income tax liabilities		10.520	9.493
Non-current liabilities		183.133	183.122
Interest bearing loans		171.411	129.868
Account payable and other liabilities		88.696	73.379
Obligations under finance leases	15	1.578	2.158
Short term provisions	16	3.648	3.961
Current liabilities		265.333	209.366
Total liabilities		448.466	392.488
Total equity and liabilities		763.679	684.164

Interim financial statements of Actavis Group hf. 31 March 2005 6 *Amounts are in thousands of euro*

Consolidated interim statements of cash flow for the period January to March 2005

	Notes	YTD 2005	YTD 2004
Cash flows from operating activities			
Profit for the period		11.095	21.824
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation, amortization and impairment of fixed assets	9	4.052	3.098
Amortization / impairment of intangible assets	8	1.640	1.746
Currency fluctuations and indexation		8.089	(2.959)
Changes in deferred taxes		699	2.034
Other changes		(816)	3.963
Working capital provided by operating activities		24.759	29.706
Changes in operating assets and liabilities:			
Inventories, (increase) decrease		(4.124)	4.833
Receivables, decrease (increase)		476	(43.730)
Short-term liabilities, increase		3.644	15.049
Changes in operating assets and liabilities		(4)	(23.848)
Net cash provided by operating activities		24.755	5.858
Cash flows to investing activities			
Increase in intangible assets		(4.497)	(4.132)
Investment in property and equipment ..		(15.608)	(8.003)
Proceeds from sale of property and equipment		66	49
Investments in other companies net of cash acquired		(25.998)	(3.584)
Proceeds from sale of investments in other companies		3.584	0
Securities, change		1.187	1.711
Net cash used in investing activities		(41.266)	(13.959)
Cash flows from financing activities			
Proceeds from long-term borrowings		0	58
Payments of long-term debt		(10.834)	(1.059)
Bank loans, increase		37.193	2.853
Net cash used in financing activities		26.359	1.852
Net change in cash and cash equivalents		9.848	(6.249)
Effects of foreign exchange adjustments		471	344
Cash and cash equivalents at beginning of period		17.325	29.968
Cash and cash equivalents at end of period		27.644	24.063
Other information			
Paid interest		(3.908)	(3.314)
Paid income tax		(2.037)	(2.632)

Interim financial statements of Actavis Group hf. 31 March 2005 7 *Amounts are in thousands of euro*

Changes in total equity
for the period ended 31 March 2005

	Share capital	Share premium	Other reserves	Retained earnings	Shareholder's equity	Minority interest	Total equity
Balance at 1 January 2004	36.113	99.447	(21.252)	113.609	227.917	7.316	235.233
Translation difference			(2.158)		(2.158)		(2.158)
Purchases of treasury stock	(59)	(2.391)			(2.450)		(2.450)
Sales of treasury stock	127	1.276			1.403		1.403
Net profit for the year				60.286	60.286	3.996	64.282
Change in minority interest						(1.459)	(1.459)
Dividends				(3.175)	(3.175)		(3.175)
Balance at 31 December 2004	36.181	98.332	(23.410)	170.720	281.823	9.853	291.676
Change due to implementation of IAS 39				1.387	1.387		1.387
Adjusted equity at 1 January 2005	36.181	98.332	(23.410)	172.107	283.210	9.853	293.063
Translation difference			14.526		14.526		14.526
Net profit for the period				10.381	10.381	714	11.095
Dividends				(3.562)	(3.562)		(3.562)
Balance at 31 March 2005	36.181	98.332	(8.884)	178.926	304.555	10.658	315.213

Interim financial statements of Actavis Group hf. 31 March 2005 8 *Amounts are in thousands of euro*

Notes to the Interim Financial Statements

1. General Information

Actavis Group hf. (The Group), is a limited liability company domiciled in Iceland. The Group specialises in the development, manufacture and sale of generic pharmaceuticals for international markets. It is financially strong and has experienced rapid growth in recent years.

The Group operates across five continents and has its headquarters in Iceland. Principal markets include Germany, Turkey, Bulgaria, Serbia, Russia and the Nordic Countries. Teams of pharmacists, chemists and other scientific professionals help to make up a total workforce of around 7,000. The Group has modern manufacturing facilities in Bulgaria, Malta, Turkey and Iceland that are EU-GMP** approved. Additional manufacturing in Serbia currently services domestic and other markets for own-label products outside the EU. The plants produce a variety of medicines in different formulations including tablets, capsules, injectables, suspensions, suppositories, creams and ointments.

An extensive network of sales and marketing offices enables effective market penetration. Strategic acquisitions, the opening of new sales offices and intensive investment in the development of generic pharmaceuticals are fuelling the growth of the Group and have positioned it to take advantage of future opportunities.

These interim financial statements are presented in thousands of euros rounded to the nearest thousand, being the currency of the primary economic environment in which the group operates.

** Good manufacturing practice (GMP) is a system for ensuring that products are consistently produced and controlled according to quality standards.

2. Significant Accounting Policies

Basis of Accounting

The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) for the first time. The disclosures required by IFRS 1 concerning the transition from IS GAAP to IFRSs are given in note 37.

The consolidated interim financial statements have been prepared on historical cost basis, except for the revaluation of certain properties and financial instruments. The principal accounting policies adopted are set out below.

Basis of Preparation

The consolidated interim financial statements have been prepared on the basis of stable platform of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) to be applied by the first-time adopters.

The IFRS financial information has been prepared on the basis of all IFRS and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB effective for 2005 reporting.

The preparation of the interim financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Notes to the Interim Financial Statements

Background

- The IFRS project

In June 2002, the Council of the European Union adopted a Regulation requiring listed companies in its Member States to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005. The first Annual Report for the Group prepared under IFRS will be that for the year ending 31st December 2005. The first financial results announcement prepared in accordance with IFRS will be that for the first quarter of 2005.

The Group's project to convert its financial reporting from IS GAAP to IFRS has now been completed. A training program has been completed, rolled out to all finance staff worldwide and the adjusted historical data, which provides the comparative information under IFRS in 2005, has been prepared.

As 2003 will be the earliest year for which full IFRS financial statements will be presented in the Annual Report 2005, the transition date to IFRS for the Group is 1st January 2003. Normally accounting changes of this nature would require full retrospective application, but under the IFRS transitional rules, certain adjustments only have to be applied with effect from the transition date of 1st January 2003.

- IFRS 1 exemptions

IFRS 1, First-Time Adoption of International Financial Reporting Standards, permits those companies adopting IFRS for the first time to take some exemptions from the full requirements of IFRS in the transition period. The Group intends to take the following key exemptions:

• Business combinations: Business combinations prior to the transition date (1st January 2003) have not been restated an IFRS basis.

• Fair value or revaluation as deemed cost: An entity may elect to use fair value or a previous GAAP revaluation at the date of the opening balance sheet date as deemed cost. Carrying amount of property, plant and equipment is not recalculated.

• Share-based payments: A first-time adopter has an option not to apply IFRS 2 retrospectively to equity instruments granted on or before 7 November 2002. This exemption is taken since it is not allowed to disclose the fair value of those equity instruments which was not disclosed as determined at the measurement date.

• Financial instruments: Financial instruments in the Annual Report are recorded on the existing IS GAAP basis, rather than in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'.

The Group adopts IAS 39 in full on 1st January 2005. One of the exemptions available under IFRS 1 relaxes the requirement to comply with IAS 32 and IAS 39 until that time. The Group intends to take advantage of this exemption, and so, in 2003 and 2004, financial instruments are accounted for and presented on a Icelandic GAAP basis. On 1st January 2005 an adjustment to the opening balance sheet are made to reflect the movements from the IS GAAP carrying values to the IAS 32 and IAS 39 values, which for many financial instruments is fair value.

The IFRS financial information has been prepared on the basis of taking these exemptions.

Interim financial statements of Actavis Group hf. 31 March 2005 10 ***Amounts are in thousands of euro***

Notes to the Interim Financial Statements

Basis of consolidation

-Subsidiaries

The consolidated interim financial statements incorporate the interim financial statements of the Group and enterprises controlled by the Group (its subsidiaries). Control is achieved where the Group has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The consolidated interim financial statements have been prepared using the purchase method of consolidation accounting. When ownership in subsidiaries is less than 100%, the minority interest in the subsidiaries' income or loss and stockholders equity is accounted for in the calculation of the consolidated income or loss and the consolidated stockholders equity.

The results of subsidiaries acquired or disposed of during the period are included in the interim consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the Consolidation.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

-Associates

An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee.

The results and assets and liabilities of associates are incorporated in these interim financial statements using the equity method of accounting. Investments in associates are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of the associates in excess of the group's interest in those associates are not recognised.

Where a group company transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate. Losses may provide evidence of an impairment of the asset transferred in which case appropriate provision is made for impairment.

-Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition. Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous IS GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under IS GAAP prior to 2003 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Revenue recognition

Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received and when title and risk of loss passes to the customer.

Revenue is recognised as follows for the different activities of the business after deductions for discounts and returns.
• Revenue from sales of pharmaceutical products is recognised on delivery to the customer, at which point the risk and rewards of ownership pass to the customer.
• Revenue from dossier sales is recognised in accordance with contractual milestones, upon confirmation of acceptance of the completion of the milestones by customers.
• Payments received from customers in advance of performance of the groups obligations are included as deferred revenue, and not recognised as income until the group performs its obligations.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognised as assets at their cost value at the date of acquisition and are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The corresponding liability to the lessor is included in the balance sheet as an obligation under finance leases.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Foreign currencies

Transactions in foreign currencies other than euro are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Foreign exchange differences arising on translation are recognized in the income statement.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

The interim financial statements of foreign subsidiaries that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the balance sheet date before they are translated into euros.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss.

Post retirement benefit

- Defined contribution scheme
The Group's contributions to defined contribution plans are charged to the income statement as incurred.

- Employee termination indemnity
In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees on retirement or on termination for reasons other than resignation or misconduct. These payments are calculated based on a pre-determined formula and are subject to certain upper limits. The accrued liability is based on the present value of the future obligation of the Group that may arise from the retirement of the employees.

- Post retirement payment scheme
Government legislation in Bulgaria requires employers to pay retirement benefits based on an employees final salary and years of service to the Group. A calculation is performed annually by a qualified actuary to determine the Groups obligation in respect of this scheme.

Taxation

The tax expense comprises tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. [Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible]. The Group's liability for current tax is calculated using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in respect of previous years.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future benefits will be available against which the assset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Intangible assets

-Research and development

Research and development costs comprise costs relating to the Group's research and development activities, including clinical studies, amortisation and depreciation, and labour costs which are directly or indirectly attributable to the Group's research and development activities. Research costs are recognised into the income statement as incurred.
An internally-generated intangible asset arising from the Group's clinical development is recognised if all of the following conditions are met:

- The technical feasibility of completing the intangible asset so that it will be available for use or sale.
- Its intention to complete the intangible asset and use or sell it.
- Its ability to use or sell the intangible asset.
- How the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.
- The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
- Its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets are amortised on a straight-line basis over their useful lives, generally five years.

-Other intangible assets

Other intangible assets separately acquired or acquired as part of a business combination are amortised over their estimated useful lives from the time they are available for use. Other intangible assets consist of purchased software and dossiers. The amortization charge for each period is recognised as an expense. The useful life applied to other intangible assets is five years.

Property, plant and equipment

Property, plant, and equipment is carried at acquisition or manufacturing cost, less depreciation and impairment losses. Subsequent acquisition costs are capitalized. The manufacturing cost of self-constructed property, plant, and equipment is calculated on the basis of the directly attributable unit costs as well as an appropriate share of overheads, including depreciation and impairment losses. In the case of acquisitions denominated in foreign currencies, subsequent exchange rate movements do not affect recognition of the asset at the original acquisition or manufacturing cost.

The depreciable amount of the asset is allocated on a straight-line basis over its useful life. The useful life is regularly reviewed and adjusted to the expected life. Impairment losses are charged where required in accordance with IAS 36, and these are subsequently reversed if the original grounds for the write-down no longer apply. The depreciation charge for each year is recognised as an expense, on the following bases:

Property and plant	2-8%
Equipment	10-33%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or the lease term if shorter.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment of tangible and intangible assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount if no impairment loss has been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. An impairment loss in respect of goodwill is not reversed.

Notes to the Interim Financial Statements

Cash and Cash equivalents

Bank balances and cash comprise cash and short-term deposits held by the Consolidation treasury function. The carrying amount of these assets approximates their fair value.

Trade receivables

Trade receivables do not carry any accrued interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Accounts receivable in other currencies than euro, are valued at the exchange rates prevailing on the balance sheet date.

Investments

Investments in other companies are valued at acquisition cost less provisions for estimated impairment losses on certain investments.

Securities which the company has the expressed intention and ability to hold to maturity are valued at cost, less an allowance for estimated irrecoverable amounts.

Financial Liability and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost comprises direct materials and, where applicable, direct labor costs and those overhead expenses that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less the estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and are presented as a reduction of net equity. Possible gains or losses on purchase or sale of treasury shares are not reported in the income statement.

Provisions

Provision is recognised when an enterprise has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring costs are recognised when the company has a detailed formal plan for the restructuring which has been notified to affected parties.

Share-based Payments

On 1 January 2003, Actavis Group hf. applied the requirement of IFRS 2 Share-based Payments. In accordance with the transition provisions, IFRS 2 will be applied to all options granted after 7 November 2002 that were unvested as of 1 January 2003. All options in Actavis Group hf. were granted prior to 7 November 2002.

The Group issues equity-settled and cash-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Interest-bearing borrowings

Interest-bearing borrowings are recorded initally at fair value less attributable transaction cost. Subsequent to initial recognition, interest bearing borrowings are started at amortised cost with any difference between cost and redemption value recoginised in profit or loss over the period of the borrowings on an effective interest basis.

Accounts payable

Accounts payable are valued at nominal value and accounts payable in other currencies than euro have been booked at the exchange rates prevailing on the balance sheet date.

Earnings per share

Earnings per share is the ratio between profit and weighted average number of shares for the period and reveals net profit per share. The nominal value of each share amounts to one ISK. Calculation of diluted earnings per share takes into consideraton stock options made with the Groups' employees and the prospective deliverance of shares related to those options.

3. Segment reporting

The consolidation uses geographical markets as its primary segments. Segment infomation according to location of assets for YTD 2005:

	West Europe	East Europe	Others	Eliminations	Total
Segment revenue......................................	68.061	68.040	0	(34.310)	101.790
Segment results..	13.665	11.845	(74)	(15.055)	10.381

Interim financial statements of Actavis Group hf. 31 March 2005 18 *Amounts are in thousands of euro*

Notes to the Interim Financial Statements

4. Salaries

Salaries and related expenses paid by the consolidation are specified as follows in thousands of euro:

	YTD 2005	YTD 2004
Salaries	22.933	22.889
Related expenses	4.051	2.617
	26.984	25.506

Number of employees at end of period	6.935	5.192
Average numer of positions	6.923	5.149

Allocation of salaries to items of income statement:

	YTD 2005	YTD 2004
Cost of goods sold	9.554	8.919
Sales and marketing	6.338	6.287
Research and development	5.075	4.366
General and administrative	5.027	4.711
	25.994	24.283

Allocation of salaries to items of balance statement:

Development	903	1.201
Pharmaceutical know - how	39	0
Allocation to intangible asset	47	22
	990	1.223

Notes to the Interim Financial Statements

5. Financial income / (expenses)

	YTD 2005	YTD 2004
Net financial income and expenses		
Interest income	1.199	788
Interest expenses	(3.070)	(4.574)
Currency fluctuations	(5.327)	1.496
	(7.199)	(2.290)

6. Earnings per share

The calculation of Earnings per Share is based on the following data:

	YTD 2005	YTD 2004
Net profit	10.381	21.332
Total average number of shares outstanding during the period	2.791	2.839
Total average number of shares including potential shares (in thousands)	2.794	2.849
Basic Earnings per Share (EUR)	0,00372	0,00751
Diluted Earnings per Share (EUR)	0,00372	0,00749

7. Goodwill

	YTD 2005
At 1 January 2005	236.801
Currency adjustments during period	1.205
Recognised on acquisition of a subsidiary	5.313
At 31 March 2005	243.319

8. Other intangible assets

	Development-cost	Others intangibles	Total
Cost			
At 1 January 2005	34.345	13.385	47.730
Currency adjustments during period	(288)	325	37
Additions due to merger	640	469	1.109
Additions during period	3.830	952	4.782
Revaluation of assets	0	(19)	(19)
Disposals during period	(23)	(9)	(32)
At 31 March 2005	38.504	15.105	53.608
Amortization			
At 1 January 2005	9.736	7.372	17.108
Currency adjustments during period	242	318	560
Additions due to merger	0	191	191
Sales during period	0	0	0
Disposals during period	0	0	0
Amortised of asset disposals	0	0	0
Impairment during period	0	0	0
Amortised during period	1.357	283	1.640
At 31 March 2005	11.335	8.164	19.499
Net book amounts	27.168	6.941	34.109

The amortization of other intangible assets, classified by operational category, is specified as follows:

	YTD 2005	YTD 2004
Cost of sales	168	200
Sales and marketing expenses	13	6
Administration	49	129
Research and development	1.410	1.411
	1.640	1.746

Interim financial statements of Actavis Group hf. 31 March 2005 21 *Amounts are in thousands of euro*

9. Property, plant and equipment

	Property and plant	Machinery and equipment	Total
Cost			
At 1 January 2005	86.242	168.253	254.495
Currency adjustments during period	3.199	5.886	9.085
Additions due to merger	599	1.842	2.441
Additions during period	2.230	12.214	14.444
Sales during period	0	(25)	(25)
Disposals during period	0	(1.680)	(1.680)
At 31 March 2005	92.270	186.490	278.760
Accumulated depreciation			
At 1 January 2005	28.142	81.125	109.267
Currency adjustments during period	1.001	3.092	4.093
Additions due to merger	17	974	992
Disposals during period	0	(1.286)	(1.286)
Depreciation during period	574	3.478	4.052
At 31 March 2005	29.735	87.384	117.118
Net book amounts	62.535	99.106	161.641

Depreciation, classified by operational category, is shown in the following schedule:

	YTD 2005	YTD 2004
Cost of goods sold	2.454	1.798
Sales and marketing expenses	491	340
Administration	455	479
Research and development	651	481
	4.052	3.098

Interim financial statements of Actavis Group hf. 31 March 2005 22 *Amounts are in thousands of euro*

10. The Consolidation

At the end of the period the Group owned sixteen subsidiaries that are all included in the consolidation. The subsidiaries owned twenty-one subsidiaries at the end of the period. The companies are as follows:

Name of subsidiary	Place of registration and operation	Ownership %	Principal activity
Actavis hf. (Delta hf.)	Iceland	100%	Production, Sales and Marketing
Actavis BV (Medis Holland BV)	Netherlands	100%	Holding company
Actavis Ltd. (Pharmamed Ltd)	Malta	100%	Productions
Actavis Trading Ltd	Malta	100%	Trading
Actavis Ltd.	Cyprus	100%	Holding company
Balkanpharma Healthcare Int.	Cyprus	100%	Sales and Marketing
MM Pharma LLC	USA	100%	Sales and Marketing
Verben S.A.	Uruguay	50%	Production, Sales and Marketing
Actavis AD (Balkanpharma AD)	Bulgaria	100%	Holding company/S&M
Balkanpharma Dubnitsa AD	Bulgaria	95%	Production
Balkanpharma Troyan AD	Bulgaria	98%	Production
Balkanpharma Razgrad AD	Bulgaria	94%	Production
Balkanpharma Security AD	Bulgaria	100%	Security services
Balkanpharma Macedonia	Macedonia	100%	Production
Balkanpharma OOO	Russia	100%	Sales and Marketing
Actavis OOO	Russia	90%	Sales and Marketing
Actavis UK Ltd.	UK	100%	Administration
Actavis Inc. (Pharmaco Inc.)	USA	100%	Business Development
Actavis Nordic A/S	Denmark	100%	Business Support
Actavis AS	Denmark	100%	Sales and Marketing
Nordisk Ibu-Pharma ApS	Denmark	100%	Sales and Marketing
Actavis OY	Finland	100%	Sales and Marketing
Actavis A/S	Norway	100%	Sales and Marketing
Actavis A/B (UNP Sweden AB)	Sweden	100%	Sales and Marketing
Biovena Pharma Sp.	Polland	100%	Sales and Marketing
Colotech AS,	Denmark	86%	Research and Develpment
Fako İlaçlari AŞ	Turkey	89%	Production, S&M and R&D
Medis GmbH	Germany	60%	Sales and Marketing
Medis Ltd.	Isle of Man	100%	Sales and Marketing
Medís ehf.	Iceland	100%	Third party sales
Medis Danmark AS	Denmark	100%	Third party sales
NM Pharma ehf.	Iceland	100%	Sales and Marketing
Omega Farma ehf.	Iceland	100%	Production
Zenara Pharma Ltd.	UK	50%	Joint venture
Zdravlje AD	Serbia	73%	Prodcution, S&M and R&D
Zdravlje T Trade Ltd.	Serbia	100%	Sales and Marketing
Zdravlje ITR.	Serbia	100%	Distribution

In the beginning of February, the Group acquired 100% of the issued share capital of Biovena Pharma Sp. Biovena Pharma Sp. specialises in sales and marketing of generic pharmaceuticals.

Interim financial statements of Actavis Group hf. 31 March 2005 23 *Amounts are in thousands of euro*

Notes to the Interim Financial Statements

11. Inventories

	YTD 2005	2004
Raw material	31.364	32.361
Work in progress	16.636	14.348
Finished goods	30.000	24.415
Other inventories	1.497	448
	79.496	71.572

12. Share capital

Capital stock is as follows in thousands of shares and EUR thousands, the nominal value of each share is one Icelandic krona.

	Shares	Ratio	EUR
Outstanding capital stock at the end of the period	2.791.162	93,2%	36.181
Treasury shares at the end of the period	202.618	6,8%	2.340
Total capital stock issued	2.993.780	100,0%	38.521

13. Risk management

The principal objective of risk management is to reduce financial risk in the Group and to increase its financial stability. The Group's risk management policy constitutes a framework of guidelines and rules covering areas such as foreign exchange, interest, and use of derivatives, as well as liquidity and credit risk. The Group's treasury and risk management function is centralised and supports this objective by identifying, evaluating and hedging financial risk. The Group's Treasury guarantees cost-efficient funding and acts as an internal bank for the subsidiaries.

• Market risk
Foreign exchange risk, transaction and translation exposure. The Group operates internationally and is exposed to foreign exchange risk from various currencies. The underlying net foreign exchange transaction exposure is hedged with derivatives, mainly foreign exchange contracts. These instruments all have maturity of less than one year. The Group only hedges foreign exchange currency cash flow forecast of less than 12 months. Translational risk arises as a result of converting the Group's financial results to the functional currency. Translational risk is not hedged.

• Interest rate risk
Fluctuations in interest rates have a direct impact on earnings. The interest rates used in the Group's budget are based on forward rates and the Group policy is to have the majority of funding on floating interest rates.

• Credit risk
The Group has no significant credit risk. To minimise credit risk it focuses on ensuring that customers have an appropriate credit history and various guarantees are given. There is an active monitoring.

• Liquidity and refinancing risk
The Group has uncommitted and committed credit lines in place to maintain sufficient liquidity and a flexibility in funding. The parent company is a net borrower and surplus liquidity is used to repay external debts.

14. Interest bearing loans

Interest bearing loans are specified as follows in thousands of EUR:

	YTD 2005	2004
Loans in USD	31.869	31.003
Loans in EUR	125.793	133.257
Loans in CHF	13.882	12.209
Loans in DKK	0	527
Loans in GBP	2.932	2.301
Loans in JPY	12.557	11.923
Loans in SEK	2.005	1.442
Loans in MTL	8.226	8.272
Loans in BGL	3.153	3.268
Loans in ISK	814	230
Loans denominated in other currencies	129	0
	201.361	204.432
Current maturities, included in interest bearing loans	(39.649)	(41.448)
Interest bearing loans	161.712	162.984

Aggregated annual maturities are as follows:

	YTD 2005	2004
On demand or within 12 months	39.649	41.448
Within 24 months	18.088	30.027
Within 36 months	33.865	23.346
Within 48 months	83.287	82.407
Within 60 months	6.561	6.421
Subsequent years	19.913	20.783
	201.361	204.432

15. Obligation under finance leases

Accounts payable under finance leases:	Minimum lease payments YTD 2005	Minimum lease payments YTD 2004	Remaining balances YTD 2005	Remaining balances YTD 2004
Obligation under finance leases	7.150	8.092	6.195	7.052
Current maturities	(1.584)	(2.507)	(1.578)	(2.158)
Long term obligation under finance leases	5.566	5.585	4.617	4.894
Aggregated annual maturities are as follows:				
In 2005	1.584	2.507	1.578	2.158
In 2006	1.473	2.203	1.351	1.907
In 2007	1.089	919	958	820
In 2008	769	681	684	516
Later	2.235	1.782	1.624	1.651
	7.150	8.092	6.195	7.052
Less: future finance charges	(955)	(1.040)		
Remaining balances	6.195	7.052		

The management estimates that the fair value of the consolidated lease obligations approximates their carrying amount.

The obligations under finance leases are pledged by the lessor's charge over the leased assets.

Interim financial statements of Actavis Group hf. 31 March 2005 26 *Amounts are in thousands of euro*

16. Provisions

	Restructuring provisions
At 1 January 2005	3.961
Additional provision in the year	3.237
Utilisation of provision	(3.550)
At 31 March 2005	3.648

The restructuring provision represents an employee termination indemnity due to the Turkish subsidiaries. In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments which are calculated on the basis of an agreed formula, are subject to certain upper limits and are recognized in the accompanying financial statements as accrued. The reserve has been calculated by estimating the present value of the future obligation of the Group that may arise from the retirement of the employees in accordance with international accounting standards.

17. Commitments

The Company is committed to increase the share capital of it's subsidiary, Colotech AS by EUR2.5 million. The payments will be made by five installments during the next three years.

The Company is committed on behalf of its subsidiary Zdravlje to invest EUR11.4 million in Serbia during the next three years.

The Company is committed to increase the share capital of it´s subsidiary, DLF by EUR671 thousand.

The Company has guaranteed a loan granted to its subsidiary, Fako, amounting to EUR12.0 million.

According to the purchase agreement of Amide there is an earnout clause of up to EUR79 million subject to certain conditions.

According to the purchase agreement of Biovena there is an earnout clause of up to EUR5 million subject to certain conditions.

Interim financial statements of Actavis Group hf. 31 March 2005 27 *Amounts are in thousands of euro*

Notes to the Interim Financial Statements

18. Explanation of Transition to IFRSs

As stated in note 2, these are the Group's first interim financial statements prepared in accordance with IFRS. The Accounting policies in note 2 have been applied in preparing the consolidated interim financial statements for the three months ended 31 March 2005, the comparative information for three months ended 31 March 2004, the financial statements for the year ended 31 December 2004 and 2003 and the preparation of an opening IFRS balance sheet at 1 January 2003 (the Group's date of transistion).

In preparing its opening balance sheet, comparative information for the three months ended 31 March 2004 and financial statements for the year ended 31 December 2004, the Group has adjusted amounts previously reported in financial statements prepared in accordance with previous GAAP.

An explanation of how the transistion from previous GAAP to IFRSs has effected Groups financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Reconciliation of equity at 31 December 2004

Note		Previous GAAP	Effect of 1.1.2004 transition to IFRSs	Effect of 2004 transition to IFRSs	IFRSs
9.	Property, plant and equipment	142.523	1.502	1.203	145.228
7.	Goodwill	229.126	6.995	680	236.801
8.	Intangible Assets	32.905	(993)	(1.290)	30.622
	Deferred tax asset	21.217	12	18	21.247
	Financial Assets	10.002	(688)	(1.127)	8.187
	Total non-current assets	435.773	6.828	(516)	442.085
	Trade receivables	113.974	0		113.974
11.	Inventories	71.572	2.469	(2.469)	71.572
	Other receivables	39.850	0	(640)	39.210
	Cash and cash equivalents	17.325	0	0	17.325
	Total current assets	242.721	2.469	(3.109)	242.081
	Total assets	678.494	9.297	(3.625)	684.166
14.	Interest bearing loans	297.561	(4.753)	45	292.852
	Trade and other payables	78.029	(5.769)	1.119	73.379
	Employee benefits	5.753	0	0	5.753
	Restructuring provision	0	5.071	(1.110)	3.961
15.	Obligagtion under finance leases	0	6.661	391	7.052
	Deferred tax liability	9.578	621	(706)	9.493
	Total liabilities	390.921	1.831	(261)	392.490
	Total assets less total liabilities	287.573	7.466	(3.364)	291.676
	Outstanding capital stock	135.297	(503)	(281)	134.513
	Accrued stock option	47	(281)	234	0
	Other reserves	(29.250)	6.432	(593)	(23.410)
	Retained earnings	171.286	1.797	(2.364)	170.720
	Stockholders equity	277.380	7.445	(3.004)	281.823
	Minority interest	10.193	21	(361)	9.853
	Total equity	287.573	7.466	(3.365)	291.676

Interim financial statements of Actavis Group hf. 31 March 2005 28 *Amounts are in thousands of euro*

18. Explanation of Transition to IFRSs, *continued*

Reconciliation of income statement for YTD 2004

	YTD 2004 Previous GAAP	Effect of transition to IFRSs	YTD 2004 IFRSs
Revenue	117.472	0	117.472
Cost of sales	(60.069)	(5.368)	(65.437)
Gross Profit	57.403	(5.368)	52.035
Other revenue	8.378	3.409	11.787
Sales and marketing expenses	(12.822)	(1.367)	(14.189)
Research and development expenses	0	(8.401)	(8.401)
General and administrative expenses	(10.487)	(534)	(11.021)
Other operating expenses	(6.706)	6.706	0
Depreciation and amortisation	(4.942)	4.942	0
Income / (Loss) from associates	0	(282)	(282)
Finance income (expenses)	(3.113)	823	(2.290)
	(29.692)	5.296	(24.396)
Profit before tax	27.711	(72)	27.639
Tax expense	(6.813)	998	(5.815)
Minority interest	(729)	237	(492)
Net profit (loss)	20.169	1.163	21.332

Presentation
Depreciation of fixed assets is now allocated to appropriate line items in the income statement such as cost of goods sold, sale and marketing, research and development and general and administrative instead of presenting it in a separate line as previously. Impairment of goodwill is presented as a separate line in the income statement. Previously the impairment was included in the line depreciation and amortization.

Balance sheet items have been reclassified to be in conformity with newly applied IFRS rules.

Investment in subsidiaries
In March 2004 the International Accounting Standards Board issued revised rules on business combinations. The Group's accounting methods concerning acquisition of subsidiaries have been adjusted to the new regulations

All business combinations are accounted for by applying the purchase method. Goodwill has been recognized in acquisitions of subsidiaries and represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment.

Interim financial statements of Actavis Group hf. 31 March 2005 29 *Amounts are in thousands of euro*

18. Explanation of Transition to IFRSs, *continued*

Negative goodwill arising on an acquisition is recognized directly in the income statement.

The effect of applying IFRS to business combinations concerning subsidiaries is an increase in net equity at year-end 2004 by the amount of EUR12.7 million. The effect on the income statement for the year 2004 is an increase in net earnings of EUR48 thousand.

Development expenses
According to IFRS companies that undertake product development should capitalise such cost if an entity can demonstrate that the projects meet certain conditions and it can be demonstrated that future economic benefit will flow to companies. The Group has capitalised development cost that meets such conditions.

The Group hired specialists to assist in reviewing the Group's compliance with IFRS concerning capitalised development expenses. The specialists submitted a detailed report on the matter which was used as a guide when the accounting methods concerning capitalisation of development cost were established.

The changes made to the capitalised development expenses resulted in a reduction of EUR4.2 million at year-end 2004. The effect on the operation in the year 2004 is a reduction in net earnings amounting to EUR1.6 million.

Associates
The accounting methods applied to investment in associates has been changed to IFRS. Investment in associates is accounted for using the equity method. The difference between the purchase price and the share in net equity of the associate at the date of acquisition is allocated to identifiable assets and treated accordingly. The difference between the cost of the acquisition and the fair value of the net identifiable assets acquired is treated as goodwill and stated at cost less any accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment.

The effect of new accounting methods concerning associates results in a reduction of net equity in the amount of EUR2.2 million. Net earnings for the year 2004 is reduced by EUR1.1 million by this change.

Translation reserve
Accumulated foreign exchange difference arising on the translation of financial statements of foreign subsidiaries to the Group's reporting currency is eliminated as of 1 January 2003. Other changes in the translation reserve relate to the changes made to the financial statements of the subsidiaries when applying IFRS.

Changes in translation differences in the Group's stockholder's equity due to the implementation of IFRS by foreign subsidiaries is a reduction of EUR2.8 million.

Other changes
Other changes made to the Group's financial statements on the implementation of IFRS relate to the recognition of leased assets, changes in depreciation of fixed assets and share based payments.

The total increase in the Group's stockholders' equity at year-end 2004 due to other changes amounts to EUR0.9 million. Net earnings for the year 2004 are reduced by EUR0.4 million due to these other changes.

The Group applied IAS 39 as of 1 January 2005. The application results in a recognition of derivatives which are are recogniced at fair value and interest-bearing loans are stated at amortized cost with any difference between cost and redemption value recogniced in profit or loss over the period of the borrowings on an effective interest rate. The effect of applying IAS 39 is an increase in net equity at 1 January 2005 amounting to EUR1.3 million.

Interim financial statements of Actavis Group hf. 31 March 2005 30 *Amounts are in thousands of euro*

Notes to the Interim Financial Statements

19. Events after the balance sheet date

-Business combination

In May the Group acquired Amide Pharmaceutical Inc., a company specialising in developing, manufacturing and marketing pharmaceuticals, for an initial gross consideration of EUR386million in cash with up to an additional EUR77 million payable over two years subject to performance. The acquisition will be financed partially through a pre emptive placing in Iceland of it own treasury shares (6,6%) and an issue of new shares to raise a total of EUR250 in market value. The balance of the consideration for the acquisition will be financed with a new 5-year syndicated credit facility of EUR500 million which will partly be used to refinance Actavis' existing short- and long-term liabilities.

20. Financial ratios

The main financial ratios for the Group are as follows:	YTD 2005	YTD 2004
Equity ratio	0,40	0,41
Current ratio	1,05	1,16
Return on equity	14,72%	37,61%
Internal value of shares	8,42	7,79
EBITDA	24.565	35.055
EBITDA as a percentage of revenues	24,1%	27,1%
Working capital provided by operating activities	24.759	29.706

Interim financial statements of Actavis Group hf. 31 March 2005 31 *Amounts are in thousands of euro*

APPENDIX D:

ACTAVIS GROUP HF. – PRESS RELEASE 26 MAY 2005

actavis
hagur í heilsu

Reykjavík 26 May 2005

Press release

Implementation of the International Financial Reporting Standards / IFRS and the effect on the financial reporting of Actavis Group hf.

Actavis Group hf. has implemented the International Financial Reporting Standards (IFRS) from 1 January 2005, which conforms to the requirements made of companies listed on European stock exchanges. This press release is intended to inform the market about the effect that these changes will have on financial reporting from 2004.

According to IFRS comparative financial information shall be restated. Actavis Group hf. has implemented IFRS from 1 January 2003 and has therefore restated its balance sheet for 1 January 2003 and its annual accounts for 2003 and 2004. In this press release significant changes of the Group´s financial information will be brought out and the effect of these new rules on the company´s equity in the beginning of 2004, on the net profit for 2004 and equity at year-end 2004 will be revised.

Overall, the operating profit (EBIT) for 2004 becomes EUR88.5 million, which was previously shown as EUR89.1 million. As a percentage of sales, EBIT becomes 19.52%, compared with 19.72%. Profit before depreciation and impairment loss becomes EUR113.8 million or 25,1% of sales, and was previously EUR114.7 million or 25.39% of sales. Net profit for 2004 decreases by EUR2.4 million and becomes EUR60.3 million compared to EUR6.27 million.

The company´s equity increases on 1 January by EUR7.4 million. On 31 December it increases by EUR4.4 million and becomes EUR281.8 million, while in the previous accounting method equity was EUR277.4 million. The equity ratio increases from 40.88% into 41.19%

The figures that are published here have been audited.

The following is a more detailed account of specific items.

Presentation

The presentation of the income statement, balance sheet and cash flow statement change considerably from previous form by the adoption of IFRS. Notes to the financial statements are more detailed and reveal more information than previously. These changes however do not have

any affect on the Group's financial position or the result of its operation. Changes in the valuation of assets and liabilities according to IFRS have immaterial effect on the book value of total assets, stockholders' equity and the operating result. The cash flow statement is also mostly unaffected.

Depreciation of fixed assets is now allocated to appropriate line items in the income statement such as cost of goods sold, sale and marketing, research and development and general and administrative instead of presenting it in a separate line as previously. Impairment of goodwill is presented as a separate line in the income statement. Previously the impairment was included in the line depreciation and amortization.

Balance sheet items have been reclassified to be in conformity with newly applied IFRS rules.

Investment in subsidiaries

In March 2004 the International Accounting Standards Board issued revised rules on business combinations. The Group's accounting methods concerning acquisition of subsidiaries have been adjusted to the new regulations.

All business combinations are accounted for by applying the purchase method. Goodwill has been recognized in acquisitions of subsidiaries and represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment.

Negative goodwill arising on an acquisition is recognized directly in the income statement.

The effect of applying IFRS to business combinations concerning subsidiaries is an increase in net equity at year-end 2004 by the amount of EUR12.7 million. The effect on the income statement for the year 2004 is an increase in net earnings of EUR48 thousand.

Development expenses

According to IFRS companies that undertake product development should capitalise such cost if an entity can demonstrate that the projects meet certain conditions and it can be demonstrated that future economic benefit will flow to companies. The Group has capitalised development cost that meets such conditions.

The Group hired specialists to assist in reviewing the Group's compliance with IFRS concerning capitalised development expenses. The specialists submitted a detailed report on the matter which was used as a guide when the accounting methods concerning capitalisation of development cost were established.

The changes made to the capitalised development expenses resulted in a reduction of EUR4.2 million at year-end 2004. The effect on the operation in the year 2004 is a reduction in net earnings amounting to EUR1.6 million.

Associates

The accounting methods applied to investment in associates has been changed to IFRS. Investment in associates is accounted for using the equity method. The difference between the purchase price and the share in net equity of the associate at the date of acquisition is allocated to identifiable assets and treated accordingly. The difference between the cost of the acquisition and the fair value of the net identifiable assets acquired is treated as goodwill and stated at cost less any accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment.

The effect of new accounting methods concerning associates results in a reduction of net equity in the amount of EUR2.2 million. Net earnings for the year 2004 is reduced by EUR1.1 million by this change.

Translation reserve

Accumulated foreign exchange difference arising on the translation of financial statements of foreign subsidiaries to the Group's reporting currency is eliminated as of 1 January 2003. Other changes in the translation reserve relate to the changes made to the financial statements of the subsidiaries when applying IFRS.

Changes in translation differences in the Group's stockholder's equity due to the implementation of IFRS by foreign subsidiaries is a reduction of EUR2.8 million.

Other changes

Other changes made to the Group's financial statements on the implementation of IFRS relate to the recognition of leased assets, changes in depreciation of fixed assets and share based payments.

The total increase in the Group's stockholders' equity at year-end 2004 due to other changes amounts to EUR0.9 million. Net earnings for the year 2004 are reduced by EUR0.4 million due to these other changes.

Effect on the balance sheet

The effect of IFRS on the Group's balance sheet at 1 January 2004 and 31 December 2004 is explained in the following table:

	As at 01.01.2004			As at 31.12.2004		
	Previous GAAP	Effect of transition to IFRSs	Opening IFRS balance sheet	Previous GAAP	Effect of transition to IFRSs	IFRS
Property, plant and equipment	114.633	1.502	116.135	142.523	2.704	145.227
Goodwill	235.038	6.995	242.033	229.126	7.675	236.801
Intangible Assets	24.916	(993)	23.923	32.905	(2.283)	30.622
Deferred tax asset	14.966	12	14.978	21.217	30	21.247
Financial Assets	7.426	(688)	6.738	10.002	(1.815)	8.187
Total non-current assets	**396.979**	**6.828**	**403.807**	**435.773**	**6.311**	**442.084**
Trade receivables	72.307	0	72.307	113.974	0	113.974
Inventories	78.852	2.469	81.321	71.572	0	71.572
Other receivables	19.421	0	19.421	39.850	(641)	39.209
Cash and cash equivalents	29.968	0	29.968	17.325	0	17.325
Total current assets	**200.548**	**2.469**	**203.017**	**242.721**	**(641)**	**242.080**
Total assets	**597.527**	**9.297**	**606.824**	**678.494**	**5.670**	**684.164**
Interest bearing loans	283.621	(4.753)	278.868	297.561	(4.709)	292.852
Trade and other payables	72.264	(5.769)	66.495	78.029	(4.653)	73.376
Employee benefits	5.539	0	5.539	5.753	0	5.753
Provision	0	5.071	5.071	0	3.961	3.961
Obligation under finance leases	0	6.661	6.661	0	7.052	7.052
Deferred tax liability	8.333	621	8.954	9.578	(85)	9.493
Minority interest	7.295	21	7.316	10.193	(339)	9.854
Total liabilities	**377.052**	**1.852**	**378.904**	**401.114**	**1.227**	**402.341**
Total assets less total liabilities	**220.475**	**7.445**	**227.920**	**277.380**	**4.443**	**281.823**
Outstanding capital stock and share premium	137.016	(503)	136.513	136.247	(783)	135.464
Accrued stock option	281	(281)	0	47	(47)	0
Hedging reserve and translation reserve	(28.634)	6.432	(22.202)	(30.200)	5.839	(24.361)
Retained earnings	111.812	1.797	113.609	171.286	(566)	170.720
Total equity	**220.475**	**7.445**	**227.920**	**277.380**	**4.443**	**281.823**

Reconciliation of stockholders' equity

The Group's stockholders' equity as of 1 January 2004 is increased by EUR7.4 million and by EUR4.5 million at year-end 31 December 2004. Changes in net equity due to the implementation of IFRS are specified as follows:

	IFRS	1 January 2004	31 December 2004
Total equity previous GAAP		**220.475**	**277.380**
Equity method in associates	28	(1.030)	(2.159)
Recognition of finance leases	17	21	576
(De)Recognition of development costs less amortisation	38	(2.533)	(4.161)
Change in Goodwill	3	12.639	12.684
Change in Depreciation in fixed assets	16	449	382
Change in translation reserve	21	(2.101)	(2.837)
Stock option	2	0	(42)
Total adjustment to equity		**7.445**	**4.443**
Total equity IFRS		**227.920**	**281.823**
Equity ratio according to previous GAAP		**36,90%**	**40,88%**
Equity ratio according to IFRS		**37,56%**	**41,19%**

Reconciliation of net earnings

Due to reclassification of balance sheet items the Group's operating revenue increase by EUR1.5 million for the year 2004. Cost of goods sold in increased by EUR10.6 of which EUR3.7 relate to the expensing of purchase price of subsidiaries in excess of identifiable assets and EUR6.9 million due to depreciation that is allocated to cost of sales according to IFRS. Net margin is reduced by EUR10.8 million due to this reclassification, operating profit is reduced by EUR0.6 million and net earnings is reduced by EUR2.4 million. The effect of the implementation of IFRS on individual items in the income statement is as follows:

Effects of IFRS adoption in Profit/Loss	Year 2004		
	Previous GAAP	Effect of transition to IFRSs	IFRS
Sales	424.761	(165)	424.596
Cost of sales	(214.376)	(10.631)	(225.007)
Gross profit	**210.385**	**(10.796)**	**199.589**
Other revenues	26.936	1.680	28.616
Sales and marketing expenses	(61.584)	(3.308)	(64.892)
Research and development expenses	0	(32.269)	(32.269)
General and administrative expenses	(36.973)	(2.477)	(39.450)
Other operating expenses	(24.056)	24.056	0
Depreciation and amortisation	(25.646)	25.646	0
Impairment losses on fixed assets	0	(3.128)	(3.128)
Operating profit	**89.062**	**(597)**	**88.465**
Income / (Loss) from associates		(1.129)	(1.129)
Finance income (expenses)	(10.611)	(1.736)	(12.347)
Profit before tax	**78.451**	**(3.461)**	**74.990**
Tax expense	(11.431)	723	(10.708)
Minority interest	(4.364)	368	(3.996)
Net profit	**62.656**	**(2.370)**	**60.286**
EBIT %	**19,72%**		**19,52%**
EBITDA %	**25,39%**		**25,10%**
EBITDA €	**114.708**		**113.758**

Effect on cash flows

The implementation of IFRS does not result in any significant changes in cash as reported in the cash flow statement. There are only minor changes due to reclassification of items between operating activities, investing activities and financing activities.

For further information please contact:

Halldór Kristmannsson, forstöðumaður innri og ytri samskipta
Sími +354 535 2300 / +354 840 3425. Netfang hkristmannsson@actavis.com.

APPENDIX E:

AMIDE HOLDINGS, INC. AND SUBSIDIARY FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004

Amide Holdings, Inc.
and Subsidiary

Consolidated Financial Statements
For the year ended December 31, 2004

Amide Holdings, Inc. and Subsidiary

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

90 Woodbridge Center Drive, Suite 710
Woodbridge, New Jersey 07095
Telephone: (732) 750-0900
Fax: (732) 750-1222

Independent Auditors' Report

To The Board of Directors and Stockholders
Amide Holdings, Inc. and Subsidiary
Little Falls, New Jersey

We have audited the accompanying consolidated balance sheet of Amide Holdings, Inc. and Subsidiary as of December 31, 2004, and the related consolidated statement of operations and retained earnings, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amide Holdings, Inc. and Subsidiary as of December 31, 2004, and the consolidated results of their operations, and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

April 11, 2005

Amide Holdings, Inc.
and Subsidiary

Consolidated Balance Sheet

December 31,	2004
Assets	
Current assets:	
Cash and cash equivalents	$19,077,257
Investments	20,850,000
Accounts receivable, less allowance for doubtful accounts and sales allowances of $13,057,000	15,952,190
Due from related parties, current portion	80,000
Inventory, net	15,437,503
Prepaid expenses and other current assets	2,358,945
Total current assets	73,755,895
Property and equipment, net	10,395,870
Due from related parties, net of current portion	143,000
Other assets	140,200
Total assets	$84,434,965
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ 4,261,261
Accrued expenses and other current liabilities	5,817,366
Total current liabilities	10,078,627
Commitments and contingencies	
Stockholders' equity:	
Common stock; Class A - no par, voting, 1,000,000 shares authorized; (.01 par), 3,000 issued and outstanding	30
Additional paid-in capital	23,970
Retained earnings	74,332,338
Total stockholders' equity	74,356,338
Total liabilities and stockholders' equity	$84,434,965

See accompanying notes to consolidated financial statements.

Amide Holdings, Inc. and Subsidiary

Consolidated Statement of Operations and Retained Earnings

Year ended December 31,	2004
Net revenues, net of sales returns, discounts and allowances of $44,133,540	**$106,702,641**
Cost of goods sold	**36,775,459**
Gross profit	**69,927,182**
Selling, general and administrative expenses	**17,934,823**
Income from operations	**51,992,359**
Interest income	**534,190**
Income before income tax expense	**52,526,549**
Income tax expense	**500,000**
Net income	**52,026,549**
Stockholder distributions	**(47,475,000)**
Retained earnings, beginning of year	**69,780,789**
Retained earnings, end of year	**$ 74,332,338**

See accompanying notes to consolidated financial statements.

Amide Holdings, Inc. and Subsidiary

Consolidated Statement of Cash Flows

Year ended December 31,	**2004**
Cash flows from operating activities:	
Net income	**$ 52,026,549**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	**1,246,835**
Deferred income taxes	**2,000**
Allowance for doubtful accounts and sales allowances	**6,472,296**
(Increase) decrease in:	
Accounts receivable	**(15,978,025)**
Inventory	**(1,101,078)**
Prepaid expenses and other assets	**(539,277)**
Other non-current assets	**(6,000)**
Increase (decrease) in:	
Accounts payable	**1,684,939**
Accrued expenses and other current liabilities	**2,351,791**
Total adjustments	**(5,866,519)**
Net cash provided by operating activities	**46,160,030**
Cash flows from investing activities:	
Purchase of property and equipment	**(4,611,684)**
Investment proceeds, net	**(15,850,000)**
Notes receivable, related party, net	**60,000**
Mortgage receivable, related party	**3,624,341**
Net cash used in investing activities	**(16,777,343)**
Cash flows from financing activities:	
Distribution to stockholders	**(47,475,000)**
Net cash used in financing activities	**(47,475,000)**
Net decrease in cash and cash equivalents	**(18,092,313)**
Cash and cash equivalents, beginning of the year	**37,169,570**
Cash and cash equivalents, end of year	**$ 19,077,257**
Supplemental disclosures of cash flows information:	
Cash paid during the period for:	
Interest	**$ -**
Income taxes	**$ 300,000**

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Business

Amide Pharmaceutical, Inc., ("Amide") founded in 1983, is engaged in the manufacturing of generic pharmaceutical products and is registered with the U.S. Food and Drug Administration ("FDA") and the Drug Enforcement Administration ("DEA") as a manufacturer.

In 2003, the stockholders of Amide Pharmaceutical, Inc. exchanged their shares in Amide for shares of a newly formed entity Amide Holdings, Inc., resulting in Amide Pharmaceutical, Inc. becoming the wholly-owned operating subsidiary of Amide Holdings, Inc.

Pharmaceutical products manufactured by Amide Pharmaceutical, Inc. are primarily prescription solid dosage products and include immediate and modified release tablets and capsules. Amide Pharmaceutical, Inc.'s products cover various categories of formulations, some of which are: Antihistamines, Antacids, Analgesics and Prescription Vitamins.

Amide Pharmaceutical Inc.'s products are marketed under its own label as well as under the private labels of its customers. The Company's products are sold throughout the United States by distributors, wholesalers, chain drug stores, and managed care organizations.

Principles of Consolidation

The consolidated financial statements include the accounts of Amide Holdings, Inc. and its wholly owned subsidiary, Amide Pharmaceutical, Inc. (collectively the "Company"). All material intercompany transactions have been eliminated.

Cash and Cash Equivalents

Highly liquid investments with insignificant interest rate risk and with original maturities of three months or less are classified as cash and cash equivalents.

Investments

In accordance with Financial Accounting Standards Board Statement No. 115, the Company determines the classification of securities as held-to-maturity or available-for-sale at the time of purchase, and reevaluates such designation as of each balance sheet date. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and discounts to maturity. Marketable securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, reported as a separate component of stockholder's equity. The cost of securities sold is based on the specific identification method.

Inventory

Inventories are stated at the lower of cost (first-in, first-out) or market value.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets (term of lease as to leasehold improvements). Upon disposal, the Company removes the asset and accumulated depreciation from its records and recognizes the related gain or loss in operations. Repairs and maintenance, which are not considered renewals or betterments and do not extend the useful life of the property, are expensed as incurred.

Income Taxes

Income taxes are accounted for in accordance with the asset and liability method (SFAS No. 109 *"Accounting for Income Taxes")*, which requires the Company to recognize deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amount and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Concentration of Credit Risk

The Company, at times, has balances with financial institutions in excess of the FDIC limit of $100,000.

Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables. The Company extends credit to a substantial number of its customers and performs ongoing credit evaluations of those customers financial condition while generally requiring no collateral.

The Company has a limited number of customers with individually large amounts due at any given balance sheet date. Any unanticipated change in one of those customer's credit worthiness or other matters affecting the collectibility of amounts due from such customers, could have a material affect on the Company's results of operations in the period in which such changes or events occur.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

As of December 31, 2004, the allowance for bad debts amounted to approximately $790,000 and allowances for sales returns and allowances amounted to approximately $12,267,000.

Accounts Receivable

Accounts receivable are customer obligations. The Company's normal trade terms are 2% 60 days, net 61 days from the invoice date. The Company does provide extended terms (2% 90 days, net 91 days) to several customers, while other customers terms are net 30 days. Accounts receivable are stated at the amount billed to the customer, net of allowance for doubtful accounts and allowances for sales returns and allowances.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Amounts reported based on these assumptions include but are not limited to allowance for doubtful accounts, inventory allowances, and sales returns and allowances.

Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluations.

Fair Value of Financial Instruments

The Company's consolidated balance sheet includes the following financial instruments: trade accounts receivable and trade accounts payable. The Company believes the carrying amounts in the financial statement approximate fair value of these financial instruments due to the relatively short period of time between the origination of the instruments and their expected realization or the interest rates which approximate current market rates.

Long-Lived Assets

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Revenue Recognition

Sales are recognized when title and risk of ownership passes to the customer, generally upon shipment and recorded net of sales returns and allowances.

The most significant estimates made by management include those made in the areas of revenue recognition and sales returns and allowances, including chargebacks, rebates and shelf stock adjustments; inventory reserves and contingencies.

Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluations.

Sales Returns and Allowances

The financial statements reflect estimates for various sales returns and allowances, which reduce product sales. These sales returns and allowances include estimates for price adjustments, product returns, chargebacks, rebates, and other sales allowances. Estimates for sales allowances are determined based on rebate arrangements for each product and estimated sales by the Company's wholesale customers to other third parties. Actual experience associated with any of these items may be different than the estimates reflected in the financial statements.

From time to time, the Company issues discretionary credits to customers in addition to credits which are they contractually obligated. These amounts are recorded in the period in which the credit is issued.

Shipping and Handling Costs

Shipping and handling costs are recorded as a component of selling expenses. Revenues from shipping and handling are not significant. Shipping and handling costs were approximately $406,000 for the year ended December 31, 2004.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2004, were approximately $189,000 and are included in selling, general and administrative expenses.

Research and Development Expenses

Research and development expenditures are expensed as incurred. The expenses for the year ended December 31, 2004 were approximately $2,927,000 and are included in selling, general and administrative expenses.

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 addresses the consolidation by business enterprises of variable interest entities, as defined in the Interpretation. FIN 46 expands existing accounting guidance regarding when a company should include in its financial statements the assets, liabilities, and activities of another entity. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures. In December 2003, the FASB issued Interpretation No. 46R ("FIN 46R"), a revision to FIN 46. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. The Company believes the adoption of FIN No. 46, as revised, did not have a material effect on the Company's consolidated financial statements.

In December 2003, the FASB issued a revised Statement of Financial Accounting Standards No. 132 ("SFAS 132"), *Employers' Disclosures about Pension and Other Postretirement Benefits.* The revised SFAS 132 requires additional disclosures about plan assets, benefit obligations, expected cash flows and net periodic benefit costs for defined benefit plans. The adoption of SFAS 132, as revised, did not have a material effect on the consolidated financial statements.

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151 ("SFAS 151"), *Inventory Costs, an amendment of ARB N. 43, Chapter 4.* SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges in all circumstances. SFAS 151 will be adopted beginning January 1, 2006. The Company believes that the adoption of SFAS 151 will not have a material impact on the Company's consolidated financial statements.

2. Investments

Investments consist of auction rate securities ("Securities"). The interest rates on the Securities held at December 31, 2004, ranged from 1.4% to 1.55%. The fair value of the Securities is based upon par value. Interest income is recognized as earned.

3. Inventory

Inventory at December 31, 2004 consists of the following:

December 31,	**2004**
Raw materials (net of an allowance of $450,000)	**$11,196,416**
In-process and bulk products	**1,794,954**
Finished goods	**2,132,018**
Labels and inserts	**177,611**
Packaging materials	**136,504**
Total	**$15,437,503**

4. Property and Equipment

Property and equipment consist of the following:

December 31,	2004
Manufacturing equipment	6,034,476
Leasehold improvements	8,389,702
Lab equipment	2,464,048
Office furniture and equipment	1,692,321
Automobile	25,608
Land Improvements	87,300
Total	**18,693,455**
Less accumulated depreciation and amortization	8,297,585
Property and equipment, net	**10,395,870**

Depreciation expense for the year ended December 31, 2004 was approximately $1,247,000.

5. Income Taxes

The Company is taxed under the provisions of Subchapter S (S corporation) of the Internal Revenue Code. In lieu of recording Federal income taxes at the corporate level, Company earnings are included in the personal income tax returns of the Company's stockholders. It is customary for the Company to distribute amounts to the stockholders sufficient to fund their tax obligations resulting from including the Company's earnings in their individual income tax returns.

The Company has also elected to be treated as an S corporation for New Jersey tax purposes under applicable sections of the New Jersey income tax laws. However, the State of New Jersey applies a tax at the corporate level based upon the difference between the corporate and individual tax rates.

Provision (recovery) for income taxes consists of the following components of state income taxes:

Year ended December 31,	2004
Current:	$498,000
Deferred	2,000
	$500,000

6. Commitments

Bonus Plans

The Company has established discretionary bonus programs for all personnel which is paid in the subsequent year. The bonus expense for the year ended December 31, 2004 was approximately $1,975,000.

Retirement Plan

The Company has a qualifying defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(k). The plan covers all employees with at least one year of service. Employees may contribute up to 100% of gross wages to the plan, but not to exceed IRS limitations. The Company matches 25% of the first 5% of base compensation contributed by a participant. The Company may also make a discretionary profit-sharing contribution. For the year ended, December 31, 2004, the Company made matching contributions of approximately $66,000. No discretionary profit-sharing contributions have been declared for the year ended December 31, 2004.

Equipment Leases

The Company leases certain machinery and equipment used in business operations. The leases expire on various dates through 2007.

Future minimum rental payments required under operating equipment leases as of December 31, 2004 are as follows:

2005	$10,369
2006	8,615
2007	1,778
Total minimum payments required	$20,762

Equipment rental expense for the year ended December 31, 2004 was approximately $129,000.

7. Leases

The Company leases its Little Falls, New Jersey facilities at an annual base rent of $279,996 plus escalation costs. Escalation costs are calculated annually at the anniversary date of the lease and are based on the consumer price index for the period. The lease expires March 31, 2006.

8. Related Party Transactions

The Company leases its two Totowa, New Jersey facilities, consisting of office and warehouse space, from entities owned by related parties. Escalation costs are fixed at 3% annually on the anniversary date of the leases. The Company is also responsible for paying the real estate taxes on the facilities. The leases expire during 2015 and 2016.

The following is a schedule of approximate future minimum annual rental payments, excluding real estate taxes, as of December 31, 2004:

2005	$ 1,060,642
2006	874,067
2007	828,190
2008	853,036
2009	878,627
Thereafter	5,998,465
Total minimum payments required	$10,493,027

Rent expense, which includes real estate taxes, for the year ended December 31, 2004 was approximately $1,269,000, which includes approximately $757,900 of rent paid to related parties.

During the year ended December 31, 2004, the Company received approximately $3,621,000 from a related party in full satisfaction of a mortgage receivable.

During various periods between 1999 and 2001, the Company invested $950,000 in Preferred Communications Systems, Inc. ("Preferred"), a related party. Preferred is a privately owned Delaware Corporation, located in California, which has communication licenses in Puerto Rico. The Company wrote off $940,000 of this investment in 2002 based in part on a valuation of Preferred prepared by an independent appraiser. The Company is in negotiations to sell the Preferred investment to a related party for $10,000. This investment, which is held for sale, is included in due from related parties-current portion at December 31, 2004.

As of December 31, 2004, the Company was owed $213,000 from a related party. The outstanding balance bears interest at 3% per annum and principal is payable at $5,000 per month. The amount due from the related party is unsecured.

9. Line of Credit

The Company has a $5,000,000 line of credit with a bank. There were no outstanding borrowings at December 31, 2004. The line is unsecured with no personal guarantees and carries an interest rate of one-half percent below prime or, one and one-half percent above LIBOR, at the option of the Company. The line is renewable on an annual basis as of June 30.

10. Litigation

The Company is involved in legal proceedings, claims and litigation arising from the ordinary course of business. It is the opinion of management, after consultation with counsel, that the outcome of such litigation will not have a material adverse effect on the accompanying consolidated financial statements.

11. Major Customers

Three major customers comprised approximately 34% of the Company's net sales for the year ended December 31, 2004 and approximately 51% of the Company's accounts receivable at December 31, 2004.

12. Supply and Distribution Agreements

The Company has a supply and distribution agreement with Bertek Pharmaceuticals, Inc. ("Bertek") under which the Company granted Bertek the exclusive right to market, sell, promote and distribute certain products manufactured by the Company.

The Company sells the products to Bertek at cost. In turn, Bertek pays the Company 35% of its net profit from the sale of the products, as defined in the agreement. Sales to Bertek and the related cost of sales for the year ended December 31, 2004 were each approximately $3,000,000. Revenue related to the return of net profit pursuant this agreement was approximately $2,900,000 for the year ended December 31, 2004.

At December 31, 2004 approximately $895,000 was included in prepaid expenses and other current assets, representing amounts due from Bertek.

The Company manufactures under an agreement certain products on behalf of Schering Plough HealthCare Products, Inc. ("Schering"). The Company sells the product to Schering at a fixed price per unit, adjusted annually, as defined in the agreement. Net revenues included approximately $1,123,000 related to sales of these products to Schering for the year ended December 31, 2004.

13. Royalty Agreements

The Company entered into various research and development and licensing agreements ("Agreements") with respect to certain products sold by the Company. The Agreements require payments with respect to projects as described in the Agreements. In addition, the Agreements obligate the Company to pay royalties ranging from 5%-10% of net revenues generated by sales of products identified in the Agreements. The royalty periods vary from 5 to 7 years. Total royalty expense recorded for the year ended December 31, 2004 was approximately $1,800,000. This amount was recorded as a component of cost of goods sold in the consolidated statement of operations.

APPENDIX F:

AMIDE HOLDINGS, INC. AND SUBSIDIARY FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2003

Amide Holdings, Inc.
and Subsidiary

Consolidated Financial Statements
For the year ended December 31, 2003

Amide Holdings, Inc.
and Subsidiary

Consolidated Financial Statements

For the year ended December 31, 2003

Amide Holdings, Inc.
and Subsidiary

Contents

BDO Seidman, LLP
Accountants and Consultants

90 Woodbridge Center Drive, Suite 710
Woodbridge, New Jersey 07095
Telephone: (732) 750-0900
Fax: (732) 750-1222

Independent Auditors' Report

To The Board of Directors and Stockholders
Amide Holdings, Inc. and Subsidiary
Little Falls, New Jersey

We have audited the accompanying consolidated balance sheet of Amide Holdings, Inc. and Subsidiary as of December 31, 2003, and the related consolidated statement of operations and retained earnings, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amide Holdings, Inc. and Subsidiary as of December 31, 2003, and the consolidated results of their operations, and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

April 11, 2005

Amide Holdings, Inc.
and Subsidiary

Consolidated Balance Sheet

December 31,	2003
Assets	
Current:	
Cash and cash equivalents	$ 37,169,570
Investments	5,000,000
Accounts receivable, less allowance for doubtful accounts and sales allowance of $6,583,704	6,446,461
Mortgages receivable	3,624,341
Due from related party, current portion	60,000
Inventory, net	14,336,425
Prepaid expenses and other current assets	1,821,668
Total current assets	68,458,465
Property and equipment, net	7,031,021
Due from related party, net of current portion	223,000
Deposits	134,200
Total assets	$ 75,846,686
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ 2,576,322
Accrued expenses and other current liabilities	3,465,575
Total current liabilities	6,041,897
Commitments and contingencies	
Stockholders' equity:	
Common stock; Class A – no par, voting 1,000,000 shares authorized (.01 par), 3,000 issued and outstanding	30
Additional paid-in capital	23,970
Retained earnings	69,780,789
Total stockholders' equity	69,804,789
Total liabilities and stockholders' equity	$ 75,846,686

See accompanying notes to consolidated financial statements.

Amide Holdings, Inc.
and Subsidiary

Consolidated Statement of Operations and Retained Earnings

Year ended December 31,	2003
Net revenues, net of sales returns, discounts and allowances of approximately $20,284,000	**$ 81,541,606**
Cost of goods sold	**27,903,237**
Gross profit	**53,638,369**
Selling, general and administrative expenses	**17,055,611**
Income from operations	**36,582,758**
Interest income	**906,848**
Other income	**400,000**
Income before income tax expense	**37,889,606**
Income tax expense	**385,000**
Net income	**37,504,606**
Stockholder distributions	**(47,100,000)**
Retained earnings, beginning of year	**79,376,183**
Retained earnings, end of year	**$ 69,780,789**

See accompanying notes to consolidated financial statements.

Amide Holdings, Inc.
and Subsidiary

Consolidated Statement of Cash Flows

Year ended December 31,	2003
Cash flows from operating activities:	
Net income	$ 37,504,606
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	1,184,000
Deferred income taxes	13,000
Allowance for doubtful accounts and sales allowances	2,172,196
(Increase) decrease in:	
Accounts receivable	268
Inventory	(6,171,720)
Prepaid expenses and other assets	1,486,689
Other non-current assets	(122,200)
Increase (decrease) in:	
Accounts payable	(1,179,812)
Accrued expenses and other current liabilities	(1,200,399)
Total adjustments	(3,817,978)
Net cash provided by operating activities	33,686,628
Cash flows from investing activities:	
Purchase of property and equipment	(2,006,863)
Investment in securities	(5,000,000)
Notes receivable, related party, net	(68,402)
Mortgage receivable, related party	3,207,396
Net cash provided by investing activities	(3,867,869)
Cash flows from financing activities:	
Distribution to stockholders	(47,100,000)
Net cash used in financing activities	(47,100,000)
Net decrease in cash and cash equivalents	(17,281,241)
Cash and cash equivalents, beginning of year	54,450,811
Cash and cash equivalents, end of year	$ 37,169,570
Supplemental disclosures of cash flows information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 900,800

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Business

Amide Pharmaceutical, Inc., ("Amide") founded in 1983, is engaged in the manufacturing of generic pharmaceutical products and is registered with the U.S. Food and Drug Administration ("FDA") and the Drug Enforcement Administration ("DEA") as a manufacturer.

In 2003, the stockholders of Amide Pharmaceutical, Inc. exchanged their shares in Amide for shares of a newly formed entity Amide Holdings, Inc., resulting in Amide Pharmaceutical, Inc. becoming the wholly-owned operating subsidiary of Amide Holdings, Inc.

Pharmaceutical products manufactured by Amide Pharmaceutical, Inc. are primarily prescription solid dosage products and include immediate and modified release tablets and capsules. Amide Pharmaceutical, Inc.'s products cover various categories of formulations, some of which are: Antihistamines, Antacids, Analgesics and Prescription Vitamins.

Amide Pharmaceutical Inc.'s products are marketed under its own label as well as under the private labels of its customers. The Company's products are sold throughout the United States by distributors, wholesalers, chain drug stores, and managed care organizations.

Principles of Consolidation

The consolidated financial statements include the accounts of Amide Holdings, Inc. and its wholly owned subsidiary, Amide Pharmaceutical, Inc. (collectively the "Company"). All material intercompany transactions have been eliminated.

Cash and Cash Equivalents

Highly liquid investments with insignificant interest rate risk and with original maturities of three months or less are classified as cash and cash equivalents.

Investments

In accordance with Financial Accounting Standards Board Statement No. 115, the Company determines the classification of securities as held-to-maturity or available-for-sales at the time of purchase, and reevaluates such designation as of each balance sheet date. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and discounts to maturity. Marketable securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, reported as a separate component of stockholder's equity. The cost of securities sold is based on the specific identification method.

Inventory

Inventories are stated at the lower of cost (first-in, first-out) or market value.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets (term of lease as to leasehold improvements). Upon disposal, the Company removes the asset and accumulated depreciation from its records and recognizes the related gain or loss in operations. Repairs and maintenance, which are not considered renewals or betterments and do not extend the useful life of the property, are expensed as incurred.

The following useful lives are used:

	Years
Manufacturing and lab equipment	5-7
Office furniture and fixtures	7
Automobiles	5
Leasehold improvements	10-12

Income Taxes

Income taxes are accounted for in accordance with the asset and liability method (SFAS No. 109 *"Accounting for Income Taxes")*, which requires the company to recognize deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Concentration of Credit Risk

The Company, at times, has balances with financial institutions in excess of the FDIC limit of $100,000.

Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables. The Company extends credit to a substantial number of its customers and performs ongoing credit evaluations of those customers financial condition while generally requiring no collateral.

The Company has a limited number of customers with individually large amounts due at any given balance sheet date. Any unanticipated change in one of those customer's credit worthiness or other matters affecting the collectibility of amounts due from such customers, could have a material affect on the Company's results of operations in the period in which such changes or events occur.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

As of December 31, 2003, the allowance for bad debts amounted to approximately $256,000 and allowances for sales returns, discounts and allowances amounted to approximately $6,328,000.

Accounts Receivable

Accounts receivable are customer obligations. The Company's normal trade terms are 2% 60 days, net 61 days from the invoice date. The Company does provide extended terms (2% 90 days, net 91 days) to several customers, while other customers terms are net 30 days. Accounts receivable are stated at the amount billed to the customer, net of allowance for doubtful accounts and allowances for sales returns, discounts and allowances.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Amounts reported based on these assumptions include but are not limited to allowance for doubtful accounts, inventory allowances, and sales returns and allowances.

The most significant estimates made by management include those made in the areas of revenue recognition and sales returns and allowances, including chargebacks, rebates and shelf stock adjustments; inventory reserves and contingencies.

Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluations.

Fair Value of Financial Instruments

The Company's consolidated balance sheet includes the following financial instruments: trade accounts receivable, investments, and mortgage receivable and trade accounts payable. The Company believes the carrying amounts in the financial statement approximate fair value of these financial instruments due to the relatively short period of time between the origination of the instruments and their expected realization or the interest rates which approximate current market rates.

Long-Lived Assets

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Revenue Recognition

Sales are recognized when title and risk of ownership passes to the customer, generally upon shipment and are recorded net of sales returns and allowances.

Sales Returns and Allowances

The financial statements reflect estimates for various sales returns and allowances, which reduce product sales. Sales returns and allowances include estimates for price adjustments, product returns, chargebacks, rebates, and other sales allowances. Estimates for sales allowances are determined based on rebate and price adjustment arrangements for each product and estimated sales by the Company's wholesale customers to other third parties as well as estimated returns based on past results. Actual experience associated with any of these items may be different than the estimates reflected in the financial statements.

From time to time, the Company issues discretionary credits to customers in addition to credits which they are contractually obligated. These amounts are recorded in the period in which the credit is issued.

Shipping and Handling Costs

Shipping and handling costs are recorded as a component of selling expenses. Revenues from shipping and handling are not significant. Shipping and handling costs were approximately $338,000 for the year ended December 31, 2003.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2003 were approximately $102,000 and are included in selling, general and administrative expenses.

Research and Development Expenses

Research and development expenditures are expensed as incurred. The expenses for the year ended December 31, 2003 were approximately $1,398,000 and are included in selling, general and administrative expenses.

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 addresses the consolidation by business enterprises of variable interest entities, as defined in the Interpretation. FIN 46 expands existing accounting guidance regarding when a company should include in its financial statements the assets, liabilities, and activities of another entity. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures. In December 2003, the FASB issued Interpretation No. 46R ("FIN 46R"), a revision to FIN 46. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. The Company believes the adoption of FIN No. 46, as revised, will not have a material effect on the Company's consolidated financial statements.

In December 2003, the FASB issued a revised Statement of Financial Accounting Standards No. 132 ("SFAS 132"), *Employers' Disclosures about Pension and Other Postretirement Benefits.* The revised SFAS 132 requires additional disclosures about plan assets, benefit obligations, expected cash flows and net periodic benefit costs for defined benefit plans. The adoption of SFAS 132, as revised, did not have a material effect on the consolidated financial statements.

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151 ("SFAS 151"), *Inventory Costs, an amendment of ARB N. 43, Chapter 4.* SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges in all circumstances. SFAS 151 will be adopted beginning January 1, 2006. The Company believes that the adoption of SFAS 151 will not have a material impact on the Company's consolidated financial statements.

2. Investments

Investments consist of auction rate securities ("Securities"). The Securities held at December 31, 2003, bare interest at 1.14% The fair value of the Securities is based upon par value. Interest income is recognized as earned.

3. Inventory

Inventory as of December 31, 2003 consist of the following:

December 31,	**2003**
Raw materials (net of an allowance of $350,000)	**$ 9,643,475**
In-process and bulk products	**1,244,537**
Finished goods	**3,109,695**
Labels and inserts	**198,452**
Packaging materials	**140,266**
Total	**$14,336,425**

4. Property and Equipment

Property and equipment consist of the following:

December 31,	2003
Manufacturing equipment	$ 5,411,539
Leasehold improvements	2,087,782
Lab equipment	2,279,631
Office furniture and equipment	1,347,362
Automobile	45,458
Construction in progress	2,910,000
Total	14,081,772
Less accumulated depreciation and amortization	(7,050,751)
Property and equipment, net	$ 7,031,021

Construction in progress relates to an expansion of a facility under lease owned by a related party (see Note 10).

Depreciation expense for the year ended December 31, 2003 was approximately $1,184,000.

5. Mortgage Receivable

Mortgages receivable consists of amounts due from 990 Riverview Drive, LLC, an entity owned by family members of the Company's stockholders. The mortgage was originally due July 2016, with interest at 5.67% per annum. The mortgage was paid in early 2004 and is therefore included as a current asset as of December 31, 2003.

6. Income Taxes

The Company is taxed under the provisions of Subchapter S (S corporation) of the Internal Revenue Code. In lieu of recording Federal income taxes at the corporate level, Company earnings are included in the personal income tax returns of the Company's stockholders. It is customary for the Company to distribute amounts to the stockholders sufficient to fund their tax obligations resulting from including the Company's earnings in their individual income tax returns.

The Company has also elected to be treated as an S corporation for New Jersey tax purposes under applicable sections of the New Jersey income tax laws. However, the State of New Jersey applies a tax at the corporate level based upon the difference between the corporate and individual tax rates.

Provision for income taxes consists of the following components of state income taxes:

Year ended December 31,	**2003**
Current	**$372,000**
Deferred	**13,000**
	$385,000

7. Commitments

Bonus Plans

The Company has established discretionary bonus programs for all personnel which is paid in May of the following year. The bonus expense for the year ended December 31, 2003 was approximately $1,684,000.

Retirement Plan

The Company has a qualifying defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(k). The plan covers all employees with at least one year of service. Employees may contribute up to 100% of gross wages to the plan, but not to exceed IRS limitations. The Company matches 25% of the first 5% of base compensation contributed by a participant. The Company may also make a discretionary profit-sharing contribution. For the year ended, December 31, 2003, the Company made matching contributions of approximately $52,000. No discretionary profit-sharing contributions have been declared for the year ended December 31, 2003.

Equipment Leases

The Company leases certain machinery and equipment used in business operations. These leases expire on various dates through 2007.

Future minimum rental payments required under equipment leases as of December 31, 2003 are as follows:

2004	$10,369
2005	10,369
2006	8,615
2007	1,778
Total minimum payments required	$31,131

Equipment rental expense for the year ended December 31, 2003 was approximately $66,000.

8. Leases

The Company leases its Little Falls, New Jersey facilities at an annual base rent of $279,996 plus escalation costs. Escalation costs are calculated annually at the anniversary date of the lease and are based on the consumer price index for the period. The lease expires March 31, 2006.

9. Related Party Transaction

The Company leases its two Totowa, New Jersey facilities, consisting of office and warehouse space, from entities owned by related parties. Escalation costs are fixed at 3% annually on the anniversary date of the leases. The company is also responsible for paying the real estate taxes on the facilities. The leases expire during 2015 and 2016.

Rent expense, which includes real estate taxes, for the year ended December 31, 2003 was approximately $1,247,000, which includes $736,000 rent paid to related parties.

The following is a schedule of approximate future minimum rental payments, excluding real estate taxes.

2004	$ 1,037,896
2005	1,060,642
2006	874,067
2007	828,190
2008	853,036
Thereafter	6,876,945
Total minimum payments required	$11,530,776

During various periods between 1999 and 2001, the Company invested $950,000 in Preferred Communications Systems, Inc. ("Preferred"), a related party. Preferred is a privately owned Delaware Corporation, located in California, which has communication licenses in Puerto Rico. The Company wrote off $940,000 of this investment in 2002 based in part on a valuation of Preferred prepared by an independent appraiser. The Company is in negotiations to sell the Preferred investment to a related party for $10,000. This investment, which is held for sale, is included in due from related parties-current portion at December 31, 2003.

As of December 31, 2003, the Company was owed $273,000 from a related party. The outstanding balance bears interest at 3% per annum and principal is payable at $5,000 per month. The amount due from the related party is unsecured.

10. Line of Credit

The Company has a $5,000,000 line of credit with Bank of America that was unused at December 31, 2003. The line is unsecured with no personal guarantees and carries an interest rate of one-half percent below prime or, one and one-half percent above LIBOR, at the option of the Company. The line is renewable on an annual basis at June 30.

11. Litigation

The Company is involved in legal proceedings, claims and litigation arising from the ordinary course of business. It is the opinion of management, after consultation with counsel, that the outcome of such litigation will not have a material adverse effect on the accompanying consolidated financial statements.

12. Major Customers

Three major customers comprise approximately 17%, 11% and 11% of the Company's gross sales for the year ended December 31, 2003. These customers accounted for approximately 18%, 4% and 3% of the Company's gross accounts receivable at December 31, 2003.

13. Supply and Distribution Agreements

The Company has a supply and distribution agreement with Bertek Labs ("Bertek") under which the Company granted Bertek the exclusive right to market, sell, promote and distribute certain products manufactured by the Company.

The Company sells the product to Bertek at cost. In turn, Bertek pays the Company 35% of its net profit from the sale of the products, as defined in the agreement. Sales to Bertek and the related cost of sales for the year ended December 31, 2003 are each approximately $3,978,000. Revenue related to the net profit under this agreement is approximately $6,300,000 for the year ended December 31, 2003.

At December 31, 2003, approximately $361,000 was included in prepaid expenses and other current assets, representing amounts due from Bertek.

14. Royalty Agreements

The Company entered into various research and development and licensing agreements ("Agreements") with respect to certain products sold by the Company. The Agreements require payments with respect to projects as described in the Agreements. In addition, the Agreements obligate the Company to pay royalties ranging from 5%-10% of net revenues generated by sales of products identified in the Agreements. The royalty periods vary from 5 to 7 years. Total royalty expense recorded for the year ended December 31, 2003 was approximately $176,000. This amount was recorded as a component of cost of goods sold in the consolidated statement of operations and retained earnings.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group hf. - Insider Trading 15.6.2005 16:21:44

News categories: Insider trading

Print

Name of insider	Robert Wessman
Relations with the issuer	President and CEO of Actavis Group hf.
Date of transaction	15.06.2005
Buy or Sell	Kaup / Buy
Type of instrument	Hlutabréf / Equities
Number of shares	377.089
Price	2,6545
Primary insider's holdings after the transaction	29.618.708
Primary insider's option holdings after the transaction	377.089
Related parties holdings after the transaction	0
Date of settlement	

Comments

This transaction is based on an option agreement

ACTAVIS GROUP HF.

**MATERIALS ACCOMPANYING APPLICATION
BY ACTAVIS GROUP HF. FOR THE
RULE 12G3-2(B) EXEMPTION**

February 13, 2006

CONFIDENTIAL

Volume 4 of 5

Dewey Ballantine LLP
New York

1301 Avenue of the Americas
New York, New York 10019
Telephone: 212-259-8000
Facsimile: 212-259-6333

Number	Date of Document	Name of Document
1.	2/8/05	Actavis Expands in India via Acquisition and Strategic Collaboration
2.	2/8/05	Actavis Group - Analyst Meeting on 22 February 2005
3.	2/10/05	Actavis Group - Will Publish its results for 4Q on 21 February
4.	2/21/05	Actavis Group hf. - Consolidated financial statements for the year ended 31 December 2004 Euro
5.	2/23/05	Actavis Group - Insider Trading
6.	2/25/05	Actavis sells manufacturing plant in Bulgaria News categories: Corporate news
7.	2/28/05	Actavis Group - Presentation of Annual Results 2004
8.	2/28/05	Actavis Group - Annual Results 2004 News categories: Corporate results
9.	2/28/05	Actavis Group - Presentation of Annual Results 2004 News categories: Corporate results
10.	3/4/05	Actavis Group - Annual General Meeting on 31 March 2005 News categories: Shareholder meetings
11.	3/21/05	Actavis Group - Announcement News categories: Shareholder meetings
12.	3/21/05	Actavis Group - Market making agreement with Íslandsbanki hf. News categories: Corporate news
13.	3/22/05	Actavis acquires Pharma Avalanche News categories: Corporate news
14.	3/23/05	Actavis Group - Agreement to Acgurie Lotus Laboratories News categories: Corporate news
15.	3/23/05	Actavis Group - Chief Executive of Finance to step down News categories: Corporate news
16.	3/24/05	Actavis Group - Proposals for Annual Meeting 31 March 2005 News categories: Shareholder meetings
17.	3/30/05	Actavis Group - Annual Report 2004 News categories: Corporate results
18.	3/30/05	Actavis Group - Dividend payment News categories: Corporate news
19.	3/31/05	Agenda of the annual general meeting of Actavis Group hf. 31 March 2005 News categories: Shareholder meetings
20.	4/1/05	Actavis Group - Results of Annual Meeting 31 March 2005 News categories: Shareholder meetings
21.	5/13/05	Actavis Group, Matching Halted, News Pending News categories: Exchange reactions
22.	5/13/05	Actavis Group - Comment on share price News categories: Corporate news
23.	5/13/05	Actavis Group hf. moved to Observation List News categories: Exchange reactions
24.	5/20/05	Actavis to acquire US generics company Amide

		News categories: Corporate news
25.	5/20/05	Actavis Group moved from Observation List News categories: Exchange reactions
26.	5/20/05	Actavis Group - Announcement News categories: Corporate news
27.	5/23/05	Actavis Group - 1Q Results and Analyst Meeting on 26 May 2005 News categories: Corporate results
28.	5/26/05	Actavis Group - Implementation of IFRS and effect on financial reporting News categories: Corporate news
29.	5/26/05	Actavis Group - 1Q Results News categories: Corporate results
30.	5/26/05	Actavis Group - Implementation of IFRS and effect on financial reporting News categories: Corporate news
31.	5/27/05	Actavis Group - Presentation of 1Q Results News categories: Corporate results
32.	6/1/05	Actavis Group - Reported Insider Trading News categories: Insider trading
33.	6/3/05	Actavis Group hf. - Share Offering - Pre-emptive rights News categories: Corporate news
34.	6/3/05	Actavis Group - Insider Trading News categories: Insider trading
35.	6/7/05	Actavis Group - Share Offering News categories: Corporate news
36.	6/7/05	Actavis Group - Notification of issuer holding News categories: Trading in own shares
37.	6/8/05	Actavis Group - Share options for key managers News categories: Corporate news
38.	6/8/05	Actavis Group - Market Making Agreement with Landsbanki Íslands News categories: Corporate news
39.	6/13/05	Actavis Group - Prospectus News categories: Prospectuses
40.	6/15/05	Actavis Group hf. - Insider Trading News categories: Insider trading
41.	6/15/05	Actavis Group hf. - Insider Trading News categories: Insider trading
42.	6/24/05	Actavis Group closes a successful rights issue News categories: Corporate news
43.	6/24/05	Actavis Group - Announcement News categories: Insider trading
44.	6/28/05	Actavis Group hf. - Insider Trading News categories: Insider trading
45.	7/1/05	Actavis Group - Insider Trading News categories: Insider trading
46.	7/4/05	Actavis Group - New Shares Listed News categories: Listings / Delistings
47.	7/6/05	Actavis Group - Notification of issuer holdings

		News categories: Trading in own shares
48.	7/22/05	Actavis sells manufacturing plant in Bulgaria News categories: Corporate news
49.	7/25/05	Actavis Group EUR 600,000,000 Senior Credit Facility News categories: Corporate news
50.	7/28/05	Actavis completes acquisition of US generics company Amide News categories: Corporate news
51.	8/10/05	Actavis Group - 2Q Results 2005 News categories: Corporate results
52.	8/10/05	Mark Keatley appointed as Actavis Group's Chief Executive of Finance News categories: Corporate news
53.	8/10/05	Actavis Group - Presentation of 2Q Results 2005 News categories: Corporate results
54.	8/10/05	Actavis Group, Insider Trading News categories: Insider trading
55.	8/11/05	Actavis Group - Insider Trading News categories: Insider trading
56.	8/19/05	Actavis Group - Notification of issuer holdings News categories: Trading in own shares
57.	8/30/05	Actavis Group - Announcement News categories: Corporate news
58.	9/9/05	Actavis acquires Higia in Bulgaria News categories: Corporate news
59.	9/19/05	Actavis Group - Major Holdings News categories: Major holdings
60.	9/30/05	Actavis acquires Kéri Pharma Generics News categories: Corporate news
61.	10/11/05	Svafa Gronfeldt appointed Deputy to the CEO of Actavis Group News categories: Corporate news
62.	10/17/05	Actavis Group, Matching Halted, News Pending News categories: Exchange reactions
63.	10/17/05	Actavis Group - In final discussions with third party News categories: Corporate news
64.	10/17/05	Shares of Actavis Group moved to Observation List News categories: Exchange reactions
65.	10/17/05	Actavis to acquire Alpharma's Human Generics business News categories: Corporate news
66.	10/17/05	Actavis Group - Shares moved from Observation List News categories: Exchange reactions
67.	10/17/05	Actavis Group - Analyst Meeting News categories: Corporate news
68.	11/8/05	Actavis Group - Will publish its results for 3Q on 14 November News categories: Corporate results
69.	11/14/05	Announcement of Actavis Group financial results News categories: Corporate results

70.	11/15/05	Actavis Group - 9 Months Results News categories: Corporate results
71.	11/15/05	Actavis Group - Presentation of 3Q Results 2005 News categories:
72.	11/16/05	Actavis Group - Insider Trading News categories: Insider trading
73.	11/21/05	Actavis Group - Insider Trading News categories: Insider trading
74.	11/24/05	Actavis Group - Announcement of shareholders' meeting on 2 December 2005 News categories: Shareholder meetings
75.	11/24/05	Actavis Group - Share options exercised and new shares issued News categories: Insider trading Corporate news
76.	12/5/05	Actavis Group - Results of Shareholders Meeting 2 December 2005 News categories: Shareholder meetings
77.	12/5/05	Actavis Completes its Acquisition of Higia ad in Bulgaria News categories: Corporate news
78.	12/7/05	Actavis Group - Share increase News categories: Corporate news
79.	12/8/05	Actavis Group - Increase in Share Capital News categories: Listings / Delistings
80.	12/20/05	Actavis Completes Acquisition of Alpharma's Human Generics Business News categories: Corporate news
81.	12/20/05	Actavis Group - Made changes to its Organisational Structure News categories: Corporate news
82.	1/9/06	Actavis Chief Executive Increases Shareholding
83.	1/12/06	Actavis successfully completes syndication of $1.3 billion acquisition facility
84.	1/20/06	Actavis Group - Increases Share Capital
85.	1/23/06	Actavis acquires remaining stake in Turkish pharmaceutical company Fako

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group hf. - Insider Trading

15.6.2005 16:22:13

News categories: Insider trading

Print

Name of insider	Steinþór Pálsson
Relations with the issuer	General Manager, Actavis Ltd. Malta
Date of transaction	15.06.2005
Buy or Sell	Kaup / Buy
Type of instrument	Hlutabréf / Equities
Number of shares	79.110
Price	12,3246
Primary insider's holdings after the transaction	698.928
Primary insider's option holdings after the transaction	0
Related parties holdings after the transaction	0
Date of settlement	

Comments

This transaction is based on an option agreement

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group closes a successful rights issue

24.6.2005 08:52:54

News categories: Corporate news

Print

Actavis Group hf. rights issue that took place 15-23 June, closed June 23 at 4pm. A total of 543 million shares were offered to shareholders at ISK 38.5 per share, amounting to ISK 20.9 billion (EUR 262 million). Oversubscription was 46.2% as shareholders subscribed for nearly 795 million shares for a total value of ISK 30.6 billion (EUR 383 million).

The purpose of the share offering is to finance the acquisition of Amide Pharmaceuticals, a US based generics pharmaceutical company. The acquisition is subject to the approval of antitrust authorities in the USA before closing. It is expected that the acquisition will be finalised on Q3.

Shareholders can, as of Friday June 24th, obtain information on the allocation of the shares on the same web page they used to subscribe for the shares, using the same password. Shareholders will be sent payment coupons no later than 27 June 2005, to be paid on 30 June 2005. The new shares will be issued electronically at ISD. When the shares have been issued at ISD, they will be delivered to the shareholders the day after the receipt of correct payment. Delivery of the shares is expected to take place no later than 7 July 2005.

Islandsbanki hf. is the Manager of the Share offering.

For further information contact:

Halldór Kristmannsson
Director of Corporate communications
hkristmannsson@actavis.com, +354 840 3425

Örn Gunnarsson
Executive Director, Islandsbanki Corporate Advisory
orn.gunnarsson@isb.is, +354 844 4536

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Announcement 24.6.2005 10:44:12

News categories: Insider trading

Print

Kevin Smith, managing director of Fako, Actavis Group subsidiary in Turkey, has today made a put option for Actavis shares, with the nominal value of 2.462.445 at 38,4. In addition, Kevin Smith has signed a call option for Actavis shares and according to that agreement Kevin Smith has the obligation to sell 2.462.445 shares at 44,4. Both contracts are European and are for a six month period from today. Kevin's ownership in Actavis will not change with this transaction today.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Announcement 24.6.2005 10:44:12

News categories: Insider trading Print

Kevin Smith, managing director of Fako, Actavis Group subsidiary in Turkey, has today made a put option for Actavis shares, with the nominal value of 2.462.445 at 38,4. In addition, Kevin Smith has signed a call option for Actavis shares and according to that agreement Kevin Smith has the obligation to sell 2.462.445 shares at 44,4. Both contracts are European and are for a six month period from today. Kevin's ownership in Actavis will not change with this transaction today.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group hf. - Insider Trading

News categories: Insider trading

The following primary insiders at Actavis Group hf. and financially related parties, subscribed for shares in the pre-emptive share offering between 15 and 23 June 2005. The list contains information on the number of shares allocated to each party.

Issuer: Actavis Group hf.
Trade Ticker: ACT
Date of Transaction: Subscriptions between 15 and 23 June 2005.
Buy/Sell: Buy
Price pr. share: ISK38.5

Name of primary insider	Relations with the issuer	Number of shares	Holdings after the transaction	Stock options	Related parties holdings after transaction
Sindri Sindrason	Board member	2.334.874	12.539.829	0	0
Róbert Wessman	President and CEO	5.686.018	35.304.726	377.089	0
Guðbjörg Edda Eggertsdóttir	Chief Executive, Sales & Marketing, Third-party - Global	1.300.000	20.591.141	2.207.792	13.000
Sigurður Óli Ólafsson	Chief Executive of Corporate Development	1.025	6.300	2.207.792	2.750

Name of primary insider	Relations with the issuer	Number of shares	Holdings after the transaction	Related parties holdings after transaction
Hafrún Friðriksdóttir	Managing Director, Development - Iceland	60.926	374.252	0
Ingunn Svala Leifsdóttir	Finance Division Manager, Actavis Iceland	23.930	146.998	1.100
Ása Einarsdóttir	Finance Project Director	7.402	45.470	36.215
Bragi Jónsson	Head of Accounting Dept., Actavis Iceland	6.863	36.863	0
Halldór Kristmannsson	Manager of Corporate Communications	145.431	1.133.781	0

Name of related party	Relations with primary insider	Primary insider's relations with the issuer	Number of shares	Holdings after the transaction	Related parties holdings after transaction
Amber International Ltd.	Björgólfur Thor Björgólfsson	Chairman of the Board of Directors	191.695.446	1.177.532.098	1.296.379.823
Givenshire Ltd.	Björgólfur Thor Björgólfsson	Chairman of the Board of Directors	19.347.725	118.847.725	1.296.379.823
Milestone ehf.	Karl Wernerson	Board member	35.657.731	191.528.956	269.202.460
Dialog Global Investments Ltd.	Karl Wernerson	Board member	8.166.879	50.166.879	269.202.460
Haraldur Sveinn Eyjólfsson	Guðbjörg Edda Eggertsdóttir	Chief Executive, Sales & Marketing, Third-party - Global	13.000	13.000	13.000
Birgir Ernst Gíslason	Ása Einarsdóttir	Finance Project Director	5.895	36.215	36.215

Ísak Logi Einarsson	Ingunn Svala Leifsdóttir	Finance Division Manager, Actavis Iceland	204	1.100	1.100
JS Ráðgjöf	Jóhannes Sigurðsson	Legal counsel	2.287	12.287	12.287

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group hf. - Insider Trading 28.6.2005 11:18:51

News categories: Insider trading

Print

The following primary insiders at Actavis Group hf. and financially related parties, subscribed for shares in the pre-emptive share offering between 15 and 23 June 2005. The list contains information on the number of shares allocated to each party.

Issuer: Actavis Group hf.
Trade Ticker: ACT
Date of Transaction: Subscriptions between 15 and 23 June 2005.
Buy/Sell: Buy
Price pr. share: ISK38.5

Name of primary insider	Relations with the issuer	Number of shares	Holdings after the transaction	Stock options	Related parties holdings after transaction
Sindri Sindrason	Board member	2.334.874	12.539.829	0	0
Róbert Wessman	President and CEO	5.686.018	35.304.726	377.089	0
Guðbjörg Edda Eggertsdóttir	Chief Executive, Sales & Marketing, Third-party - Global	1.300.000	20.591.141	2.207.792	13.000
Sigurður Óli Ólafsson	Chief Executive of Corporate Development	1.025	6.300	2.207.792	2.750

Name of primary insider	Relations with the issuer	Number of shares	Holdings after the transaction	Related parties holdings after transaction
Hafrún Friðriksdóttir	Managing Director, Development - Iceland	60.926	374.252	0
Ingunn Svala Leifsdóttir	Finance Division Manager, Actavis Iceland	23.930	146.998	1.100
Ása Einarsdóttir	Finance Project Director	7.402	45.470	36.215
Bragi Jónsson	Head of Accounting Dept., Actavis Iceland	6.863	36.863	0
Halldór Kristmannsson	Manager of Corporate Communications	145.431	1.133.781	0

Name of related party	Relations with primary insider	Primary insider's relations with the issuer	Number of shares	Holdings after the transaction	Related parties holdings after transaction
Amber International Ltd.	Björgólfur Thor Björgólfsson	Chairman of the Board of Directors	191.695.446	1.177.532.098	1.296.379.823
Givenshire Ltd.	Björgólfur Thor Björgólfsson	Chairman of the Board of Directors	19.347.725	118.847.725	1.296.379.823
Milestone ehf.	Karl Wernerson	Board member	35.657.731	191.528.956	269.202.460
Dialog Global Investments Ltd.	Karl Wernerson	Board member	8.166.879	50.166.879	269.202.460
Haraldur Sveinn Eyjólfsson	Guðbjörg Edda Eggertsdóttir	Chief Executive, Sales & Marketing, Third-party - Global	13.000	13.000	13.000
Birgir Ernst Gíslason	Ása Einarsdóttir	Finance Project Director	5.895	36.215	36.215

Ísak Logi Einarsson	Ingunn Svala Leifsdóttir	Finance Division Manager, Actavis Iceland	204	1.100	1.100
JS Ráðgjöf	Jóhannes Sigurðsson	Legal counsel	2.287	12.287	12.287

[redacted]

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group hf. - Insider Trading 28.6.2005 11:18:51

News categories: Insider trading

The following primary insiders at Actavis Group hf. and financially related parties, subscribed for shares in the pre-emptive share offering between 15 and 23 June 2005. The list contains information on the number of shares allocated to each party.

Issuer: Actavis Group hf.
Trade Ticker: ACT
Date of Transaction: Subscriptions between 15 and 23 June 2005.
Buy/Sell: Buy
Price pr. share: ISK38.5

Name of primary insider	Relations with the issuer	Number of shares	Holdings after the transaction	Stock options	Related parties holdings after transaction
Sindri Sindrason	Board member	2.334.874	12.539.829	0	0
Róbert Wessman	President and CEO	5.686.018	35.304.726	377.089	0
Guðbjörg Edda Eggertsdóttir	Chief Executive, Sales & Marketing, Third-party - Global	1.300.000	20.591.141	2.207.792	13.000
Sigurður Óli Ólafsson	Chief Executive of Corporate Development	1.025	6.300	2.207.792	2.750

Name of primary insider	Relations with the issuer	Number of shares	Holdings after the transaction	Related parties holdings after transaction
Hafrún Friðriksdóttir	Managing Director, Development - Iceland	60.926	374.252	0
Ingunn Svala Leifsdóttir	Finance Division Manager, Actavis Iceland	23.930	146.998	1.100
Ása Einarsdóttir	Finance Project Director	7.402	45.470	36.215
Bragi Jónsson	Head of Accounting Dept., Actavis Iceland	6.863	36.863	0
Halldór Kristmannsson	Manager of Corporate Communications	145.431	1.133.781	0

Name of related party	Relations with primary insider	Primary insider's relations with the issuer	Number of shares	Holdings after the transaction	Related parties holdings after transaction
Amber International Ltd.	Björgólfur Thor Björgólfsson	Chairman of the Board of Directors	191.695.446	1.177.532.098	1.296.379.823
Givenshire Ltd.	Björgólfur Thor Björgólfsson	Chairman of the Board of Directors	19.347.725	118.847.725	1.296.379.823
Milestone ehf.	Karl Wernerson	Board member	35.657.731	191.528.956	269.202.460
Dialog Global Investments Ltd.	Karl Wernerson	Board member	8.166.879	50.166.879	269.202.460
Haraldur Sveinn Eyjólfsson	Guðbjörg Edda Eggertsdóttir	Chief Executive, Sales & Marketing, Third-party - Global	13.000	13.000	13.000
Birgir Ernst Gíslason	Ása Einarsdóttir	Finance Project Director	5.895	36.215	36.215

Ísak Logi Einarsson	Ingunn Svala Leifsdóttir	Finance Division Manager, Actavis Iceland	204	1.100	1.100
JS Ráðgjöf	Jóhannes Sigurðsson	Legal counsel	2.287	12.287	12.287

[redacted]

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Insider Trading 1.7.2005 14:38:13

News categories: Insider trading Print

In connection with subscription in the Actavis Group hf. share offering, cf. announcement on ICEX 28 June 2005, Guðbjörg Edda Eggertsdóttir, Chief Executive of Third Party Sales, has made a forward contract with Íslandsbanki hf., for 1.300.000 shares at 38,5, the settlement date is 28 September 2005. The transaction does not affect Guðbjörg Edda's holdings and voting rights.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Insider Trading

1.7.2005
14:38:13

News categories: Insider trading

Print

In connection with subscription in the Actavis Group hf. share offering, cf. announcement on ICEX 28 June 2005, Guðbjörg Edda Eggertsdóttir, Chief Executive of Third Party Sales, has made a forward contract with Íslandsbanki hf., for 1.300.000 shares at 38,5, the settlement date is 28 September 2005. The transaction does not affect Guðbjörg Edda's holdings and voting rights.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - New Shares Listed 4.7.2005 09:00:48

News categories: Listings / Delistings Print

Actavis Group hf. (Pharmaceutical company), symbol ACT, new shares of nominal value ISK 344,864,993 have been listed in relation to the pre-emptive share offering. The total number of shares listed is now ISK 3,338,645,294.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - New Shares Listed 4.7.2005 09:00:48

News categories: Listings / Delistings Print

Actavis Group hf. (Pharmaceutical company), symbol ACT, new shares of nominal value ISK 344,864,993 have been listed in relation to the pre-emptive share offering. The total number of shares listed is now ISK 3,338,645,294.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Notification of issuer holdings 6.7.2005 09:33:51

News categories: Trading in own shares Print

Correction of primary insider's holdings after the transaction

In relation to the recent Actavis Group share offering, has Actavis Group sold on 30 June 198.613.449 of its own shares at the price ISK 38,5. The shares will be distributed in accordance with the issued prospectus. After the distribution, 3,251,371 shares belong to Actavis Group.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Notification of issuer holdings 6.7.2005 09:33:51

News categories: Trading in own shares Print

Correction of primary insider's holdings after the transaction

In relation to the recent Actavis Group share offering, has Actavis Group sold on 30 June 198.613.449 of its own shares at the price ISK 38,5. The shares will be distributed in accordance with the issued prospectus. After the distribution, 3,251,371 shares belong to Actavis Group.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis sells manufacturing plant in Bulgaria 22.7.2005 09:56:01

News categories: Corporate news Print

Actavis Group hf. ("ACT"), the international generic pharmaceuticals company, today announces that its Bulgarian subsidiary, Balkanpharma Razgrad AD, has partly been divested to Biovet AD Peshtera. The business focuses on the manufacture of active pharmaceutical ingredients ("API´s"), veterinary products and finished pharmaceutical forms. Actavis will now divest a part of the site, which manufactures API´s and veterinary products. Actavis will continue operating part of the plant related to the manufacture of finished forms. Financial details were not disclosed. The sale is not expected to have a material affect on Actavis financial results or its operations in 2005.

The sale of the plant reflects Actavis' strategy to focus on the growth of its core business.

Actavis Group is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of generic pharmaceuticals. Headquartered in Iceland, Actavis employs over 6,000 people worldwide and has operations in 28 countries with development and manufacturing facilities in Iceland, Bulgaria, Turkey, Malta, Serbia in addition to a newly acquired plant in the US.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis sells manufacturing plant in Bulgaria 22.7.2005 09:56:01

News categories: Corporate news Print

Actavis Group hf. ("ACT"), the international generic pharmaceuticals company, today announces that its Bulgarian subsidiary, Balkanpharma Razgrad AD, has partly been divested to Biovet AD Peshtera. The business focuses on the manufacture of active pharmaceutical ingredients ("API´s"), veterinary products and finished pharmaceutical forms. Actavis will now divest a part of the site, which manufactures API´s and veterinary products. Actavis will continue operating part of the plant related to the manufacture of finished forms. Financial details were not disclosed. The sale is not expected to have a material affect on Actavis financial results or its operations in 2005.

The sale of the plant reflects Actavis' strategy to focus on the growth of its core business.

Actavis Group is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of generic pharmaceuticals. Headquartered in Iceland, Actavis employs over 6,000 people worldwide and has operations in 28 countries with development and manufacturing facilities in Iceland, Bulgaria, Turkey, Malta, Serbia in addition to a newly acquired plant in the US.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis sells manufacturing plant in Bulgaria 22.7.2005 09:56:01

News categories: Corporate news Print

Actavis Group hf. ("ACT"), the international generic pharmaceuticals company, today announces that its Bulgarian subsidiary, Balkanpharma Razgrad AD, has partly been divested to Biovet AD Peshtera. The business focuses on the manufacture of active pharmaceutical ingredients ("API´s"), veterinary products and finished pharmaceutical forms. Actavis will now divest a part of the site, which manufactures API´s and veterinary products. Actavis will continue operating part of the plant related to the manufacture of finished forms. Financial details were not disclosed. The sale is not expected to have a material affect on Actavis financial results or its operations in 2005.

The sale of the plant reflects Actavis' strategy to focus on the growth of its core business.

Actavis Group is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of generic pharmaceuticals. Headquartered in Iceland, Actavis employs over 6,000 people worldwide and has operations in 28 countries with development and manufacturing facilities in Iceland, Bulgaria, Turkey, Malta, Serbia in addition to a newly acquired plant in the US.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis sells manufacturing plant in Bulgaria 22.7.2005 09:56:01

News categories: Corporate news Print

Actavis Group hf. ("ACT"), the international generic pharmaceuticals company, today announces that its Bulgarian subsidiary, Balkanpharma Razgrad AD, has partly been divested to Biovet AD Peshtera. The business focuses on the manufacture of active pharmaceutical ingredients ("API's"), veterinary products and finished pharmaceutical forms. Actavis will now divest a part of the site, which manufactures API's and veterinary products. Actavis will continue operating part of the plant related to the manufacture of finished forms. Financial details were not disclosed. The sale is not expected to have a material affect on Actavis financial results or its operations in 2005.

The sale of the plant reflects Actavis' strategy to focus on the growth of its core business.

Actavis Group is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of generic pharmaceuticals. Headquartered in Iceland, Actavis employs over 6,000 people worldwide and has operations in 28 countries with development and manufacturing facilities in Iceland, Bulgaria, Turkey, Malta, Serbia in addition to a newly acquired plant in the US.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis sells manufacturing plant in Bulgaria 22.7.2005 09:56:01

News categories: Corporate news Print

Actavis Group hf. ("ACT"), the international generic pharmaceuticals company, today announces that its Bulgarian subsidiary, Balkanpharma Razgrad AD, has partly been divested to Biovet AD Peshtera. The business focuses on the manufacture of active pharmaceutical ingredients ("API´s"), veterinary products and finished pharmaceutical forms. Actavis will now divest a part of the site, which manufactures API´s and veterinary products. Actavis will continue operating part of the plant related to the manufacture of finished forms. Financial details were not disclosed. The sale is not expected to have a material affect on Actavis financial results or its operations in 2005.

The sale of the plant reflects Actavis' strategy to focus on the growth of its core business.

Actavis Group is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of generic pharmaceuticals. Headquartered in Iceland, Actavis employs over 6,000 people worldwide and has operations in 28 countries with development and manufacturing facilities in Iceland, Bulgaria, Turkey, Malta, Serbia in addition to a newly acquired plant in the US.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis sells manufacturing plant in Bulgaria 22.7.2005 09:56:01

News categories: Corporate news

Print

Actavis Group hf. ("ACT"), the international generic pharmaceuticals company, today announces that its Bulgarian subsidiary, Balkanpharma Razgrad AD, has partly been divested to Biovet AD Peshtera. The business focuses on the manufacture of active pharmaceutical ingredients ("API´s"), veterinary products and finished pharmaceutical forms. Actavis will now divest a part of the site, which manufactures API´s and veterinary products. Actavis will continue operating part of the plant related to the manufacture of finished forms. Financial details were not disclosed. The sale is not expected to have a material affect on Actavis financial results or its operations in 2005.

The sale of the plant reflects Actavis' strategy to focus on the growth of its core business.

Actavis Group is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of generic pharmaceuticals. Headquartered in Iceland, Actavis employs over 6,000 people worldwide and has operations in 28 countries with development and manufacturing facilities in Iceland, Bulgaria, Turkey, Malta, Serbia in addition to a newly acquired plant in the US.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group EUR600,000,000 Senior Credit Facility 25.7.2005 12:25:54

News categories: Corporate news Print

Actavis Group hf. ("ACT"), the international generic pharmaceuticals company, today announces the closing of the increased EUR600 million syndicated credit Facility (the "Facility"). After a very successful syndication, Actavis opted to increase the Facility from EUR500 million to EUR600 million. The loan was mandated by lead arrangers ABN AMRO N.V., Banc of America Securities Limited (Co-ordinator) and WestLB AG.

The Facility supported Actavis' acquisition of Amide Pharmaceutical, Inc., a privately owned US generic pharmaceuticals company. It will also be used to refinance Actavis' existing short-term and long-term debt and the duration of the loan is 5 years. The margin for the next 12 months is 0.70%. For the remaining period the margin is subject to change in the ratio of net debt to EBITDA and can be within the range of 0.50%-0.80%.

According to Robert Wessman, Actavis President and CEO, this loan significantly improves Actavis' credit terms and improves its capacity and flexibility to take advantage of opportunities in the market. "We appreciate the confidence the Lead Arrangers have placed in Actavis, this support will enable us to grow further and will significantly lower our interest rates," said Wessman.

Actavis Group is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of generic pharmaceuticals. Headquartered in Iceland, Actavis employs over 6,000 people worldwide and has operations in 28 countries with development and manufacturing facilities in Iceland, Bulgaria, Turkey, Malta, Serbia and a newly acquired plant in the US.

The following banks participated:

Mandated Lead Arrangers & Bookrunners
ABN AMRO Bank N.V.
Banc of America Securities
West LB

Arrangers
Allied Irish Banks p.l.c.
Bank of Ireland, Dublin
BayernLB
BNP PARIBAS
DnB NOR Bank ASA
Fortis
KfW IPEX-Bank
Bayerische Hypo- und Vereinsbank AG
Íslandsbanki hf.
Nordea
Raiffeisen Zentralbank Österreich Aktiengesellschaft

Co-Arrangers
BAWAG
Caja Madrid
DBS Bank Limited
HSH Nordbank
Landsbanki Íslands hf.
Landesbank Saar
Raiffeisenlandesbank Niederoesterreich Wein AG
Sumitomo Mitsui Banking Corporation Europe Limited

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group EUR600,000,000 Senior Credit Facility 25.7.2005 12:25:54

News categories: Corporate news Print

Actavis Group hf. ("ACT"), the international generic pharmaceuticals company, today announces the closing of the increased EUR600 million syndicated credit Facility (the "Facility"). After a very successful syndication, Actavis opted to increase the Facility from EUR500 million to EUR600 million. The loan was mandated by lead arrangers ABN AMRO N.V., Banc of America Securities Limited (Co-ordinator) and WestLB AG.

The Facility supported Actavis' acquisition of Amide Pharmaceutical, Inc., a privately owned US generic pharmaceuticals company. It will also be used to refinance Actavis' existing short-term and long-term debt and the duration of the loan is 5 years. The margin for the next 12 months is 0.70%. For the remaining period the margin is subject to change in the ratio of net debt to EBITDA and can be within the range of 0.50%-0.80%.

According to Robert Wessman, Actavis President and CEO, this loan significantly improves Actavis' credit terms and improves its capacity and flexibility to take advantage of opportunities in the market. "We appreciate the confidence the Lead Arrangers have placed in Actavis, this support will enable us to grow further and will significantly lower our interest rates," said Wessman.

Actavis Group is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of generic pharmaceuticals. Headquartered in Iceland, Actavis employs over 6,000 people worldwide and has operations in 28 countries with development and manufacturing facilities in Iceland, Bulgaria, Turkey, Malta, Serbia and a newly acquired plant in the US.

The following banks participated:

Mandated Lead Arrangers & Bookrunners
ABN AMRO Bank N.V.
Banc of America Securities
West LB

Arrangers
Allied Irish Banks p.l.c.
Bank of Ireland, Dublin
BayernLB
BNP PARIBAS
DnB NOR Bank ASA
Fortis
KfW IPEX-Bank
Bayerische Hypo- und Vereinsbank AG
Íslandsbanki hf.
Nordea
Raiffeisen Zentralbank Österreich Aktiengesellschaft

Co-Arrangers
BAWAG
Caja Madrid
DBS Bank Limited
HSH Nordbank
Landsbanki Íslands hf.
Landesbank Saar
Raiffeisenlandesbank Niederoesterreich Wein AG
Sumitomo Mitsui Banking Corporation Europe Limited

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

[redacted]

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis completes acquisition of US ger

News categories: Corporate news

Print

Reykjavik, Iceland, 28 July 2005 - Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, announces today that the acquisition of Amide Pharmaceuticals, Inc., a privately owned US generic pharmaceuticals company, in New Jersey, has been completed. Following receipt of approval from the competition authorities in the US under the Hart- Scott Rodino Act, Actavis has now received all regulatory approvals necessary to complete the acquisition.

As previously disclosed, Actavis has acquired Amide for an initial gross consideration of US$500 million in cash, with up to an additional US$100 million payable over two years subject to performance.

The acquisition of Amide provides Actavis with a strong presence in the US generic pharmaceuticals market and a platform from which to launch future products in the US. The enlarged Group will have one of the broadest portfolios in the generics sector with over 500 products on the market. The combination of Actavis' brand and product development strength and geographic coverage in Europe with Amide's strategically important foothold in the US market is also expected to generate significant opportunities to drive revenue growth, margin enhancement and create further value for the enlarged Group.

About Actavis
The Actavis Group was founded in 1956. Actavis is an international pharmaceutical company, specialising in the development, manufacture and sale of high quality generic pharmaceuticals. The Group has also established itself as a reliable supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in 28 countries with around 7000 employees with development and manufacturing facilities in Iceland, Bulgaria, Turkey, Malta, Serbia and a newly acquired plant in the US. Actavis has an extensive worldwide sales network. The Group has built a strong market position in Europe and is constantly looking to establish itself in new markets. The quality of its intellectual property has resulted in Actavis and its customers being first to market with generic products when patents expire.

Amide
Founded in 1983 in New Jersey, USA, Amide develops, manufactures and sells a broad range of solid-dose generic pharmaceutical products with a portfolio of 67 marketed products in tablet and capsule forms. The company also has a strong development pipeline of 30 products and 12 ANDAs pending approval with the FDA. Furthermore, Amide expects to have 10 new product approvals in 2005. Amide employs over 200 people and its primary New Jersey facility is currently capable of manufacturing 1.5 billion tablets and capsules per annum. Furthermore, a new plant is being built in New Jersey, which will increase manufacturing capacity to 6-8 billion tablets per annum. In the year ended 31 December 2004, Amide generated revenues of US$106.7 million, with earnings before interest, tax, depreciation and amortization ("EBITDA") of US$53.2 million. Profit before tax was US$52.5 million.

Forward looking statements
This press release contains forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims and exposure to environmental liability.

For further information, please contact:

Actavis Group
Robert Wessman, President & CEO
(+354) 535 2300

Halldor Kristmannsson, Corporate Communications
(+354) 535-2300 / 840-3425
www.actavis.com

Financial Dynamics
London – David Yates/Julia Phillips/ Davina Langdale
(+44) 207 831 3113

New York – Charles Armitstead/ Matt Dallas/ Courtney Wen
(+1) 917 496 3840 or 212 850 5600

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis completes acquisition of US generics company Amide 28.7.2005 08:22:22

News categories: Corporate news Print

Reykjavik, Iceland, 28 July 2005 - Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, announces today that the acquisition of Amide Pharmaceuticals, Inc., a privately owned US generic pharmaceuticals company, in New Jersey, has been completed. Following receipt of approval from the competition authorities in the US under the Hart- Scott Rodino Act, Actavis has now received all regulatory approvals necessary to complete the acquisition.

As previously disclosed, Actavis has acquired Amide for an initial gross consideration of US$500 million in cash, with up to an additional US$100 million payable over two years subject to performance.

The acquisition of Amide provides Actavis with a strong presence in the US generic pharmaceuticals market and a platform from which to launch future products in the US. The enlarged Group will have one of the broadest portfolios in the generics sector with over 500 products on the market. The combination of Actavis' brand and product development strength and geographic coverage in Europe with Amide's strategically important foothold in the US market is also expected to generate significant opportunities to drive revenue growth, margin enhancement and create further value for the enlarged Group.

About Actavis
The Actavis Group was founded in 1956. Actavis is an international pharmaceutical company, specialising in the development, manufacture and sale of high quality generic pharmaceuticals. The Group has also established itself as a reliable supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in 28 countries with around 7000 employees with development and manufacturing facilities in Iceland, Bulgaria, Turkey, Malta, Serbia and a newly acquired plant in the US. Actavis has an extensive worldwide sales network. The Group has built a strong market position in Europe and is constantly looking to establish itself in new markets. The quality of its intellectual property has resulted in Actavis and its customers being first to market with generic products when patents expire.

Amide
Founded in 1983 in New Jersey, USA, Amide develops, manufactures and sells a broad range of solid-dose generic pharmaceutical products with a portfolio of 67 marketed products in tablet and capsule forms. The company also has a strong development pipeline of 30 products and 12 ANDAs pending approval with the FDA. Furthermore, Amide expects to have 10 new product approvals in 2005. Amide employs over 200 people and its primary New Jersey facility is currently capable of manufacturing 1.5 billion tablets and capsules per annum. Furthermore, a new plant is being built in New Jersey, which will increase manufacturing capacity to 6-8 billion tablets per annum. In the year ended 31 December 2004, Amide generated revenues of US$106.7 million, with earnings before interest, tax, depreciation and amortization ("EBITDA") of US$53.2 million. Profit before tax was US$52.5 million.

Forward looking statements
This press release contains forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims and exposure to environmental liability.

For further information, please contact:

Actavis Group
Robert Wessman, President & CEO
(+354) 535 2300

Halldor Kristmannsson, Corporate Communications
(+354) 535-2300 / 840-3425
www.actavis.com

Financial Dynamics
London - David Yates/Julia Phillips/ Davina Langdale
(+44) 207 831 3113

New York - Charles Armitstead/ Matt Dallas/ Courtney Wen
(+1) 917 496 3840 or 212 850 5600

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - 2Q Results 2005 10.8.2005 10:28:23

News categories: Corporate results

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- Actavis Group - English press release 2Q 2005.pdf
- Actavis Group 2Q 2005.pdf
- Actavis Group - Íslensk fréttatilkynning um niðurstöður 6 mánaða uppgjörs.pdf

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Corrections in Actavis Group 2Q press release

Attached is a corrected version of 2Q press release. Shareholder structure has been corrected.

9 August 2005

Actavis reports net profits of EUR22.4 million for 1H 2005

Actavis Group hf. ("ACT"), the international generic pharmaceuticals company, announces its results for the quarter ended 30 June 2005.

Highlights -second quarter and first half 2005

- Total revenue up 14.4% to EUR122.0m in Q2 (Q2 2004: EUR106.6m)
- Own Label sales up 27.9% in Q2, but delivery issues slow Third Party progress
- EBITDA, down 5.3% to EUR23.4m (Q2 2004: EUR24.7m) , due to delivery constraints and price reductions in Turkey
- Net profit in 2Q was EUR11.3 and for H1 EUR22,4
- Lamotrigine (CNS) in two dosage forms launched in nine different European markets and Actavis first to market with Benazepril Hydrochlorothiazide tablets in Germany
- Actavis acquired Amide Pharmaceuticals Inc. the US based generic pharmaceutical company, for EUR414m
- Successful rights issue and sale of treasury shares, raising ISK21bn (EUR263m)

Post period end events

- Syndicated loan facility of EUR600m completed, significantly reducing Group borrowing costs
- Actavis was first to market with Fosinopril tablets
- Divestment of veterinary API manufacturing site in Bulgaria
- Completion of acquisition of Amide
- Acquisition of three generic products from Novartis for US market

	Three months ended 30 June			Six months ended 30 June		
Thousands of Euro	2Q 2005	2Q 2004	% Change	1H 2005	1H 2004	% Change
Total revenues	121,989	106,622	14.4%	223,779	235,881	-5.1%
Total expenses	(105,409)	(86,886)	21.3%	(188,328)	(185,934)	1.3%
EBITDA	23,445	24,747	-5.3%	48,010	59,802	-19.7%
EBITDA/revenues	19.2%	23.2%	-4.0%	21.5%	25.4%	-3.9%
Profit before tax (PBT)	16,093	12,228	31.6%	27,765	39,867	-30.4%
Net profit	11,291	10,053	12.3%	22,384	31,877	-29.8%
Earnings per share (EPS)	0.00354	0.00359	-1.4%	0.00725	0.01110	-34.7%

Actavis President & CEO, Robert Wessman, commented:

"The quarter was a busy period for us and we completed the purchase of the US generic company, Amide, our largest acquisition to date. We saw positive results in our Own Label division with strong growth in all key markets but our Third Party business was impacted by delivery constraints, resulting in lower EBITDA margins and profits for the Group in the quarter. However, with a significant number of new product launches expected in the second half, we are optimistic that we are on track to meet our targets for the year as a whole, supported by continued strong growth in the Own Label division and the consolidation of Amide into the Group accounts. We are pleased to report that Amide is already performing above our expectations."

Group Strategy

Actavis is committed to driving growth through aggressive product launches, penetration of new markets, regulatory approvals of new generic pharmaceuticals and by leading the consolidation of a still fragmented industry through strategic acquisitions.

Actavis' strategy is to develop and strengthen its value chain which will enable the Group to exploit its strategy to be first to market with new products, reduce costs, penetrate existing markets and expand its international sales and marketing networks.

Financial highlights - Q2 and H1

Income

Total revenues were EUR122.0 million in the quarter (Q2 2004: EUR106.6 million) and EUR223.8 million for the first six months (H1 2004: EUR235.9 million). Underlying growth for Own Label products was 26.6% in the quarter with strong performance in Turkey, in addition to strong growth in the Russia, Ukraine, CIS countries and other key markets. Sales to third parties were below expectations with negative growth of -13.8% from 2004. One of the reasons for lower Third Party sales were delivery constraints in the Icelandic manufacturing site, due to the complexity of the May and June launches, resulting in lower sales in the quarter than expected. The Group's underlying growth (including Own Label Sales, Third Party Sales, sales of dossiers and other revenue) is therefore up 11.4% in the quarter but down 6.8% overall in the first half.

	Three months ended 30 June			Six months ended 30 June		
Thousands of Euro	2Q 2005	2Q 2004	UG%	1H 2005	1H 2004	UG%
Own Label	73.212	57.243	26,6%	137.362	112.809	20,4%
Third Party sales and dossiers	33.273	38.618	-13,8%	60.076	97.665	-38,5%
API (Active Pharmaceutical Ingredients)	5.242	4.806	9,1%	11.005	10.489	4,9%
Other revenues	10.262	5.955	31,2%	15.336	14.918	13,8%
Total revenues	**121.989**	**106.622**	11,4%	**223.779**	**235.881**	-6,8%

Operating expenses

Operating expenses during the second quarter increased by 21.3% to EUR105.4 million (Q2 2004: EUR86.9million). For the first half of 2005, operating expenses grew by 1.3% to EUR188.3 million (H1 2004: EUR185.9 million). Cost of sales was EUR63.1 million in the quarter (Q2 2004: EUR53.0 million, up by 19.1%, as a result of changes in product mix and is now 51.7% of total revenues compared to 49.7% in Q2 2004. Sales and marketing expenditure was EUR20.7 million (Q2 2004: EUR14.2 million), up by 45.5%, due to increased marketing efforts in our branded markets in Turkey and Russia, where we experienced strong growth in the period. We expect this ratio to fall in the remainder of the year since increased marketing effort in the quarter will benefit the division in the second half of the year.

Research and development expenses increased by 18.9% compared to Q2 2004 and amounted to EUR9.5 million. However, R&D cost is just slightly higher than in the first quarter and, reflects increased output from the Group's development activities. Capitalized development cost represented an additional EUR5.1 million in the second quarter (Q2 2004: EUR4.3 million) and for the first six months it was EUR9.0 million (H1 2004: EUR8.4 million).

	Three months ended 30 June			Six months ended 30 June		
Thousands of Euro	2Q 2005	2Q 2004	% Change	1H 2005	1H 2004	% Change
Cost of goods sold	(63,090)	(52,962)	19.1%	(113,636)	(118,399)	-4.0%
Sales and marketing expenses	(20,722)	(14,243)	45.5%	(34,844)	(28,432)	22.6%
Research and development expenses	(9,497)	(7,987)	18.9%	(18,374)	(16,388)	12.1%
General and administrative expenses	(12,100)	(11,694)	3.5%	(21,474)	(22,715)	-5.5%
Total operating expenses	**(105,409)**	**(86,886)**	21.3%	**(188,328)**	**(185,934)**	1.3%

EBITDA

Earnings before interest, tax, exceptional items, depreciation and goodwill amortisation ("EBITDA") was EUR23.4 million in the second quarter (Q2 2004: EUR24.7 million). For the first six months EBITDA was

EUR48.0 million (H1 2004: EUR59.8 million). This represents an EBITDA to revenue margin of 19.2% for Q2 and 21.5% for the first half. Lower EBITDA derives from a number of causes: firstly, a mandatory price reduction in Turkey of 8.8% introduced on 15 July (which followed a previous decrease as of 1 January), affecting all pharmaceutical companies in the country, which resulted in credit payments by the end of June being made to wholesalers amounting to EUR2.6 million, which significantly reduced the EBITDA margin for Fako and the Group as a whole, secondly, the fact that a low number of new products were launched in the first half of the year; thirdly, higher sales and marketing cost in the period than in previous quarters because of intensive marketing campaigns in Turkey and in Russia, supporting the strong growth in these regions.

Despite a lower margin in the first half, the EBITDA margin is expected to significantly improve in the second half, especially in the fourth quarter, as previously anticipated. For the year as a whole, the Company remains on target and is expected to deliver an EBITDA to revenue margin of 26% or above.

	Three months ended 30 June			Six months ended 30 June		
Thousands of Euro	2Q 2005	2Q 2004	% Change	1H 2005	1H 2004	% Change
EBITDA	23,445	24,747	5.3%	48,010	59,802	19.7%
EBITDA/revenues	19.2%	23.2%	4.0%	21.5%	25.4%	3.9%

Tax
The Company's tax charge was EUR4.8 million in the second quarter of 2005, and the effective tax rate was 29.8%. For the first six months the Company's tax charge was EUR5.4 million and the effective tax rate was 19.4%. The increase in the tax rate can mainly be explained by strong performance of Fako in Turkey, were corporate tax rate is 37%. The effective tax rate is positively affected by an increase in tax assets in Malta, amounting to EUR2.5 million during the period as a result of a special tax deduction offered to companies in Malta that is calculated both from the amount of investment in fixed assets and salaries paid. The tax asset is not paid but is offset against future taxable income. The effective tax rate of the Group is 28.3% for the first six months without the increased tax asset in Malta.

Profit and return on equity
Profit before tax was EUR16.1 million in the quarter (Q2 2004: EUR12.2 million) and EUR27.8 million for the first half (H1 2004: EUR39.9 million). Net profit was EUR11.3 million in the quarter (Q2 2004: EUR10.1 million) and EUR 22.4 million for the first half of the year (H1 2004: EUR31.9 million). Return on equity in Q2 was 12.0% compared to 27.5% in the previous year.

After tax earnings per share (EPS) were EUR0.00354 during Q2 (Q2 2004: EUR0.00359), down 1.4%. For the first half, EPS was EUR0.00725 down 34.7%.

Cash flow
During the second quarter, net cash provided by operating activities was EUR13.1 million in Q2 (Q2 2004: EUR10.8 million), representing an operating profit to cash conversion ratio of 0.79.

Capital expenditure
The Company's capital expenditure reached EUR21.9 million during the second quarter, representing 18.0% of revenues, and was EUR63.2 million for the first six months (28.2% of revenues). Investments in other companies amounted to EUR3.6 million (Q2 2004: EUR0.7 million), investments in development projects were EUR5.1 million (Q2 2004: EUR4.3 million) and in fixed assets EUR12.6 million (Q2 2004: EUR8.4 million) during the second quarter.

Q2 and Recent Developments

3 August
Actavis' recently acquired US subsidiary, Amide Pharmaceuticals Inc. ("Amide"), has acquired three generic pharmaceuticals from Novartis AG's subsidiary, Sandoz. This investment follows a ruling by the US Federal Trade Commission, approving Novartis' acquisition of Eon Labs Inc. on the condition that it divests three overlapping products to Amide to encourage competition in the US market. The three products Desipramine (Anti-depressant), Orphenadrine (Muskulo-skeletal) and Rifampin (Antibiotic), are a valuable addition to Amide's portfolio

28 July
Actavis completed the acquisition of Amide, . Amide was acquired for an initial consideration of EUR414 million (US$500 million)in cash with up to an additional EUR83 million (US$100 million) payable over two years subject to performance. The deal brings together two premier generic companies with complementary strengths in Europe and the US and represents a significant milestone in Actavis' plans to become one of the leading global companies within the sector.

25 July
Actavis successfully closed a EUR600 million syndicated credit facility. After a very successful syndication, Actavis opted to increase the loan from EUR500 million to EUR600 million. The loan supported Actavis' acquisition of Amide and will also be used to refinance Actavis' existing short-term and long-term debt over five years. The loan will significantly lower Actavis' borrowing costs and improve its capacity and flexibility to take advantage of opportunities in the market.

22 July
Actavis divested its Bulgarian subsidiary, Balkanpharma Razgrad AD, to Biovet AD Peshtera. Actavis divested a part of the site, which manufactures API's and veterinary products. Actavis will continue operating the part of the plant related to the manufacture of finished forms. The sale is not expected to have a material affect on Actavis' financial results or its operations in 2005. The sale of the plant reflects Actavis' strategy to focus on the growth of its core business.

4 July
Actavis, announces that through its subsidiary, Medis, was first to market with two different strength doses of the cardiovascular product Fosinopril tablets in Dutch, British and Swedish markets upon patent expiry, at the end of June. The launch quantity is approximately 13 million tablets and the product is an important contributor to Actavis' strong cardiovascular product line. The product is not expected to have any material effect on the Company's financial results for 2005.

29 June
Through its subsidiary Medis, Actavis was first to the German market with the cardiovascular generic Benazepril Hydrochlorothiazide tablets. With a launch quantity of approximately 10 million tablets, the product is expected to be a good contributor to the Actavis portfolio, even though it is not expected to reach Actavis' top 10 product list in 2005.

24 June
A highly successful rights offering of new shares and treasury shares with nominal value of 543 million shares was completed in June. The offer price was ISK38.5 per share, amounting to ISK20.9 billion (EUR263 million) in market value, with oversubscription of 46.2%. The purpose of the share offering was to finance the acquisition of Amide, which was completed in July.

2 June
Actavis introduced two dosage forms of the CNS drug, Lamotrigine, in nine European countries through its subsidiary Medis. With a launch quantity of approximately 40 million tablets, these two products are expected to be strong contributors to the Actavis portfolio, although they may not reach Actavis' top 10 product list.

18 April
Actavis in Russia launched the (type product) Lisinoton under its own label in April. It presented its new product at the Russian national congress "People and Medicine" which was held in Moscow 18-22 April.

Divisional Review

Following the acquisition of Amide in May, Actavis now has three main divisions for the sale of the Group's products and intellectual property. These comprise Sales & Marketing International ("Own Label sales"), Sales & Marketing Third-Party Global ("Third-Party sales"), and finally the newly formed North America Division incorporating Own Label sales within that region.

Sales & Marketing, International Division, (Own-Label sales) which handles products developed either by Actavis itself or which have been in-licensed from other companies. Key markets for this division include Turkey, Bulgaria, Russia & CIS, Serbia and the Nordic region.

Sales & Marketing, Third Party - Global Division, which handles sales of intellectual property developed by Actavis and sales of finished products to third parties. Key markets for this division include Germany, the United Kingdom and the Netherlands. In addition, Austria, France, Spain and the Scandinavian countries will play an important role going forward.

North America Division, the revenues from which will be incorporated in the Group accounts from beginning of July. Approval from the competition authorities in the US was received by the end of June and completion of the deal was announced shortly thereafter.

Sales & Marketing, International Division - Own Label sales - 61.4% of total revenues

Financial performance for both the second quarter and the first half of the year is in line with management expectations. Total sales for this division grew 27.9% compared to the same period last year and were EUR73.2 million or 60% of Group's revenues (Q2 2004: EUR57.2 million). For the first six months revenues grew by 21.8%, amounting to EUR137.4 (H1 2004: EUR112.8 million). The division focused on growing through new product launches, as well as integrating the newly acquired companies. A strong performance was seen in Russia, Ukraine and the CIS region, in addition to good growth in both Turkey and Serbia. Biovena in Poland has been successfully integrated into the Group and integration of new subsidiaries in the Czech and Slovak Republics is ongoing.

A market by market commentary follows below.

Own Label sales by markets (EUR '000)

Market	2Q 2005	2Q 2004	% Change	1H 2005	1H 2004	% Change
Turkey	29.973	19.469	54,0%	53.059	38.700	37,1%
Bulgaria	12.408	11.447	8,4%	24.923	23.680	5,2%
Russia, Ukraine & CIS	14.806	11.693	26,6%	27.133	20.514	32,3%
Nordic Region	9.109	9.329	-2,4%	15.493	15.571	-0,5%
Serbia	6.437	3.961	62,5%	13.181	11.324	16,4%
Other	478	1.344	-64,4%	3.573	3.019	18,4%
Total Own Label	**73.211**	**57.243**	27,9%	**137.362**	**112.809**	21,8%

Highest selling products in Own Label in EUR million

Products	2Q 2005	1H 2005	Description
Cravit	4,9	8,3	Anti-Infective
Oraceftin	4,1	7,1	Anti-Infective
Troxevasin	3,6	5,9	Cardiovascular
Bioment	2,6	5,0	Anti-Infective
Alfasid	2,4	5,0	Anti-Infective

Turkey - 39% of Own Label sales

Sales grew by 54.0% compared to 2Q 2004 and were EUR30.0 million (2Q 2004: EUR19.5 million), with growth in the 1H of 37.1% compared to the same period in 2004. This increase was primarily due to volume increases, partially offset by price decreases. Effective from January 1 2005, the Turkish government imposed mandatory price decreases on all manufacturers, followed by a second price decrease of 8.8% in July. Turkey is still expected to show good growth in 2005. The strongest contributing products in H1 were the antibiotic products, Cravit, Oraceftin, Bioment and Alfasid.

Russia, Ukraine & the CIS Region - 20% of Own Label sales

The region experienced growth of 26.6% in 2Q 2005 compared to the same period in 2004 and sales grew by 32.3% in the first half, exceeding management expectations. Sales rose to EUR27.1 million (H1 2004: EUR20.5 million), mostly fuelled by strong growth in Russia and Ukraine. Core contributing products in the first half of the year were the OTC products, Troxevasin, Phezam and Almagel. This positive growth results from successful promotional activities, as well as increased demand for key products. Two

products were launched on the market in the first half and eight products[1] are expected to be launched in the second half of the year in the region.

Bulgaria - 18% of Own Label sales
Sales in Bulgaria grew 8.4% in the second quarter to EUR12.4 million (Q2 2004: EUR11.4 million 2004). In the first half sales grew by 5.2% to EUR24.9 million (H1 2004: EUR23.7 million). The growth can mainly be explained by a seasonal increase in hospital demand, effective promotional activities and successful completion of the negotiation of trade terms with major customers. The strongest contributor in this market is the cardiovascular product portfolio including Enalapril Hydrochlorthiazid (Cardiovascular) and Piracetam. Two new products were launched in the second quarter, Metfodiab (for the treatment of non-insulin dependant diabetes) and the anti-histamine Cetranax (Cetirizine). Six products are expected to be launched in the second half of this year.

Serbia - 10% of Own Label sales
Effective marketing activities and the winning of a government tender helped achieve sales in the second quarter of EUR6.4 million (Q2 2004: EUR4.0 million). First half sales were EUR13.2 million (H1 2004: 11.3 million). Major contributing products were Enalapril (Cardiovascular), Ranitidin and Omeprazole.

North Europe Region & the Baltic countries - 11% of Own Label sales
The North European region includes Iceland, Denmark, Sweden, Finland, Norway and the Baltic countries. Sales in this region decreased by 2.4% in 2Q 2005 compared to the same period in 2004 and totalled EUR9.1 million (2Q 2004: EUR9.3 million). In the first half sales decreased by 0.5% and were EUR15.5 million (H1 2004: 15.6 million). Pricing pressure and intense competition from originator companies and parallel importers inhibited growth.

Own Label Outlook
Emphasis will be placed on continued growth of the division and effective registration of new products. Integration is ongoing of the newly acquired subsidiaries in Czech Republic and Slovakia. Areas for expansion include Central and Eastern-Europe. The outlook for the division for the remainder of the year remains strong.

Sales & Marketing, Third Party - Global Division, 27% of total revenues

Sales in the second quarter were EUR33.3 million, down 13.8% (Q2 2004: EUR38.6 million) and were EUR60.1 million in the first half, down 38.5% (H1 2004: EUR97.7 million). The weaker performance in the second quarter arises from delivery constraints in Actavis' Icelandic manufacturing site, the high complexity of the new product launches in May and June, and a slight delay of product transfer to the Maltese site. This situation is expected to be resolved by the end of the year, but will nevertheless result in reduction in revenues from 2004. The year 2004 was exeptionally good because of the launches of the three Ramipril products in first half of 2004.

The division saw four new product launches in the second quarter: Lamotrigine conventional tablets and Lamotrigine dispersible tablets in May, Benazepril Hydrochlorothiazide tablets and Fosinopril tablets at the end of June. Both Lamotrigine products reached the top 10 revenue makers for the division in H1 2005, although they may not maintain that position for the full year.

The competitive environment in the division's most important market, Germany, is improving and sales to Germany in the second quarter grew over 40% compared to the first quarter. The UK market also improved significantly in the period. The Dutch market was also important in the quarter, as this is the main market for Fosinopril.

Third Party sales include the sale of intellectual property and finished products to third parties (other pharmaceutical companies).

[1] **New market launch:** is when a product ("old product") previously launched in other markets is launched into new market.

Third Party product sales by markets (EUR '000)

Market	2Q 2005	2Q 2004	% Change	1H 2005	1H 2004	% Change
Germany	11.897	15.579	-23,6%	20.359	48.921	-58,4%
UK	4.371	4.360	0,2%	5.223	12.553	-58,4%
Netherlands	2.223	3.576	-37,8%	4.785	6.923	-30,9%
Denmark	1.183	2.202	-46,3%	2.346	4.154	-43,5%
Austria	817	2.084	-60,8%	3.609	3.415	5,7%
Spain	1.513	2.101	-28,0%	3.445	3.692	-6,7%
Belgium	1.745	1.220	43,1%	3.100	1.846	67,9%
France	1.041	794	31,2%	2.386	2.031	17,5%
Other	5.348	4.161	28,5%	8.596	8.769	-2,0%
Total Third Party	**30.138**	**36.079**	-16,5%	**53.850**	**92.303**	-41,7%

Highest selling products by Third Party sales in EUR million

Products	1H 2005	1H 2004	Description
Citalopram	11,5	19,9	Antidepressant
Ciprofloxacin	5,6	6,3	Anti-Infective
Lamotrigine Dispersible	4,4	N/A	Central Nervous System
Paroxetine	4,3	6,7	Antidepressant
Lisinoril HTC	2,9	5,2	Cardiovascular

Germany - 36% of Third Party sales
The pharmaceutical market in Germany is showing positive signs following a slow year in 2004. Sales in Germany were EUR11.9 million in 2Q 2005, down by 26.6% from previous year (2Q 2004: EUR15.6 million). This can mainly be explained be explained by delivery constraints in the Icelandic manufacturing site. Sales in the first half were down 58.4% compared to the first half of 2005 (1H 2004: EUR48.9 million), with Lamotrigine dispersible, Citalopram, Ciprofloxacin and Ramipril HCT being the most important products. As expected, Lisinopril, which has traditionally been one of the most important products for the German market, has experienced reduced sales. This was mainly due to the fact that the product was launched over five years ago and supply agreements with some of the larger customers have expired.

Austria - 6% of Third Party sales
Sales in Austria were down by 60.8% as compared to 2Q 2004 and totalled EUR0.8 million (2Q 2004 EUR2.1 million). Sales in the first half were 3.6 million up 5.7% compared to the first half of 2005 (1H 2004: EUR3.4 million). Sales to Austria continue to decline as a result of lower sales of its largest product, Citalopram for international distribution. Sales of products for local marketing is showing positive signs with Lamotrigine dispersible tablets, which were launched in Austria in May, being the most important product on the market. The generic market in Austria is growing at a much faster rate than the overall pharmaceutical market.

Netherlands - 8% of Third Party sales
Sales in the Netherlands were down 37.8% from last year, amounting to EUR2.2 million (Q2 2004 EUR3.6 million). For the first six months, sales were down 30.9%, totalling EUR4.8 million (H1 2004: EUR6.9 million). The highest selling product was Citalopram, followed by Ciprofloxacin for international distribution and Fosinopril - the Netherlands is the most important market for Fosinopril. The decrease in sales can mainly be explained by delivery constraints in the Iclelandic manufacturing site.

Spain - 6% of Third Party sales
Sales to Spain were somewhat lower in second quarter as compared to the first quarter, which was an exceptional quarter in this country due to the launch of Sertraline. Sertraline is still the highest selling product in the first half of the year, followed by Paroxetine and Enalapril. Sales in the first half were comparable to the same period last year.

France - 4% of Third Party sales
Sales to the French market were up by 31.2% in the quarter. The highest selling product in the the first half was Paroxetine, which was launched in the first quarter, followed by Ciprofloxacin, Enalapril and Citalopram.

The UK - 9% of Third Party sales
Product sales in the UK grew by 0.2% as compared to 2004 and totalled EUR4.4 million in the second quarter. For the first six months sales totalled EUR5.2 million (H1 2004: EUR12.6 million). The UK market has improved considerably following a very slow first quarter and the sales in Q2 were a fivefold increase on sales in Q1. The most important product was Citalopram followed by Lamotrigine conventional tablets, Ramipril capsules and Paroxetine.

Intellectual Property
Sales of intellectual property were in line with expectations, with Ramipril tablets, Benazepril HCT, Ramipril capsules, Terbinafine and Fosinopril being the strongest contributors.

Third Party Outlook
Sales in the second half are expected to be higher than sales in the first half but, for the year as a whole, the division is expected to deliver reduced sales compared to 2004 which was an exceptional year for the division, with major launches of the Ramipril products. One product launch will take place in August and three in the fourth quarter. The division maintains high market share for Citalopram, its highest selling product but pressure on prices remains high due to strong competition.

Research and Development

The Group has 445 products on Group markets, in addition to the newly acquired portfolio of another 67 products on the US market (Amide).

Including Amide the group had 97 products[2] in the development pipeline in addition to 32 products that were in registration, a total of 129 products.

Product launches
Three new products[3] were launched in 1H 2005 to the EU markets. The Group plans to launch nine new products to the market in 2H 2005. Four of those products are for the North-American division. The Group relaunched a total of 49 existing products to new markets[4] 1H 2005, nine for third-party customers and 40 for own-label markets.

EU Marketing Authorisations
A total of 89 first Marketing Authorisations in preparation for new market launches were received in EU markets and another 14 for other European markets, were granted in the first half of 2005.
A total of 270 first Marketing Authorisation Applications were submitted in EU markets and another 35 in other European markets, in the first half of 2005.
277 registrations were ongoing at the periods end for EU markets and another 103 for other European markets.

ANDA[5] filings
Two new applications for the US market were completed in 1H 2005. One ANDA was granted in the period and 15 were ongoing at the periods end.

In-licensing
Eight In-licensing projects were finalised in the first half of 2005 for the EU markets.

---

[2] **Product:** is defined as molecule per form per multiple strength (eg Lamotrigine dispersible and conventional tablets are then two products). Own brand registrations should be defined in the same manner.

[3] **New product launch:** a launch of a new product in the first market e.g. Germany.
Entering another market at a later date with the same product (now defined as old product) is **NOT** a new product launch.

[4] **New market launch:** is when a product ("old product") previously launched in other markets is launched into new market.

[5] Abbreviated New Drug Application for the US market

Outlook

In addition to making strategic acquisitions to lead the consolidation of a still fragmented industry, Actavis is committed to driving further organic growth through innovative product launches, penetration of new markets and regulatory approvals of new generic pharmaceuticals.

The Group is expected to show strong progress in the second half of the year. Although EBITDA and net profit was lower in the second quarter than anticipated, they are expected to pick up in the second half of the year. The Group's North America division (Amide) will be incorporated in the Group's accounts as from beginning of July and is expected to significantly support sales growth and EBITDA margins. For the first half of 2005, financial performance of Amide has significantly exceeded the Company's expectations and the remainder of the year is also expected to be strong for Amide, with an expected EBITDA to revenue margin of at least 45% for the year as whole. The Own Label division is expected to deliver continuing strong growth in the second half whilst the Third Party division is expected to show improvement in the second half but is still expected to show reduced sales compared to 2004.

The Company expects a strong third quarter with improved margins and growth, furthermore, the fourth quarter is expected to deliver the best quarter of the year as a result of a number of new product launches, both in Europe and the US, delivering high EBITDA margin and good growth. For the full year 2005, the Company is expected to be on target with its EBITDA margin of 26% and underlying growth in single digits.

Shareholder Structure

The Actavis Group shareholder structure as of 1 August 2005 is demonstrated in the table below:

Shareholders	Ownership (%)
Amber International and related parties *	36,2%
Insitutional investors	41,5%
Private investors	20,4%
Management	1,8%
Treasury shares	0,1%
	100%
Total Shares	3.338.645.294
Outstanding shares	3.335.345.485

* Amber International and related parties are controlled by Actavis' Chairman, Thor Bjorgolfsson.

Method of Consolidation

The consolidated financial statements comprise the financial statements of Actavis Group hf. and its subsidiaries. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Group companies are those companies in which the parent company has a controlling financial interest through direct and indirect ownership of a majority voting interest or effective managerial and contractual control. The subsidiaries held or acquired exclusively with a view to subsequent resale are excluded from consolidation and are included as available-for-sale investments and measured at fair value where this can be reliably measured or at cost less impairment losses where fair value cannot be reliably measured. All material intra-group balances, transactions and any unrealised gains from intra-group transactions have been eliminated in consolidation. The equity and net income attributable to minority interests are shown as separate items in the consolidated financial statements.

Auditing

The interim consolidated financial statements have been reviewed by the Group's auditors.

Actavis' Financial Calendar

Q3 results	15 November 2005
Q4 and annual results	14 February 2006
Q1 results	27 April 2006
Q2 results	1 Agust 2006

Financial calendar is also available on the Actavis' website, www.actavis.com

Presentation of Financial Results

An open meeting wil be held at the Nordica Hotel in Reykjavik, Iceland, at 08:15 GMT on 10 August 2005. A copy of the presentation will be available on www.actavis.com following the meeting.

Enquiries:

Investors
Robert Wessman Actavis Group President & CEO — Tel: +354 535 2300

Investors / Media
Halldor Kristmannsson, Actavis Corporate Communications — Tel: +354 535 2300 / +354 840 3425

Financial Dynamics - London / US
David Yates/Julia Phillips/Davina Langdale (London) — Tel: +44 (0) 207 831 3113
Jonathan Birt, Charlie Armitstead (New York) — Tel: +212 850 5634

About Actavis

Actavis is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of high quality generic pharmaceuticals. The Group has also established itself as a supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in 28 countries with around 7,000 employees. In addition to development and manufacturing facilities in Bulgaria, US, Turkey, Malta, Iceland and Serbia, Actavis has an extensive sales network. The Group has built a strong market position in Europe and is entering the US market through its newly acquired company Amide. Furthermore, Actavis is constantly looking to establish itself in new markets. Actavis' intellectual property has resulted in Actavis and its customers being first to market with generic products when patents expire.

Forward Looking Statements

This press release contains forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims and exposure to environmental liability.

Following are the financial statements.

Income Statement	2Q 2005	2Q 2004	1H 2005	1H 2004
Net sales	115,720	103,636	212,678	221,108
Cost of goods sold	(63,090)	(52,962)	(113,636)	(118,399)
Gross profit	**52,630**	**50,674**	**99,042**	**102,709**
Other income	6,269	2,986	11,101	14,773
Sales and marketing expenses	(20,722)	(14,243)	(34,844)	(28,432)
Research and development expenses	(9,497)	(7,987)	(18,374)	(16,388)
General and administrative expenses	(12,100)	(11,694)	(21,474)	(22,715)
	(36,050)	(30,938)	(63,591)	(52,762)
Profit from operations (EBIT)	**16,580**	**19,736**	**35,451**	**49,947**
Income / (Loss) from associates	0	(282)	0	(564)
Financial income/(expenses)	(487)	(7,226)	(7,686)	(9,516)
Profit before tax	**16,093**	**12,228**	**27,765**	**39,867**
Income tax	(4,802)	(2,175)	(5,381)	(7,990)
Net profit	**11,291**	**10,053**	**22,384**	**31,877**
Attributable to:				
Equity holders of the Company	10,514	9,604	20,893	30,936
Minority interest	777	449	1,491	941
Profit for the period	11,291	10,053	22,384	31,877

Balance sheet	30.6.2005	31.12.2004	30.6.2005	31.12.2004
Non-current assets	503,739	442,085	503,739	442,085
Current assets	537,312	242,081	537,312	242,081
Total Assets	1,041,051	684,166	1,041,051	684,166
Stockholders' equity	586,140	281,823	586,140	281,823
Minority interest	11,704	9,853	11,704	9,853
Non-current liabilities	168,166	183,123	168,166	183,123
Current liabilites	275,040	209,367	275,040	209,367
Total equity and liabilities	1,041,051	684,166	1,041,051	684,166

Cash flow	2Q 2005	2Q 2004	1H 2005	1H 2004
Working capital from operating activities	28,797	13,126	53,556	42,832
Net cash provided by operating activites	13,052	10,833	37,807	16,691

Key ratios	2Q 2005	2Q 2004	1H 2005	1H 2004
EBITDA	23,445	24,747	48,010	59,802
EBITDA/revenues	19.2%	23.2%	21.5%	25.4%
EBIT/revenues	13.6%	18.5%	15.8%	21.2%
Earnings per share (EPS)	0.00354	0.00359	0.00725	0.01110
Profit to sale	9.3%	9.4%	10.0%	13.5%
Return on equity (ROE)	11.49%	17.33%	13.39%	27.47%
Equity ratio	0.57	0.43	0.57	0.43
Current ratio	1.95	1.16	1.95	1.16
Internal value of shares	13.69	7.79	13.69	7.79

Group 8b

Actavis Group hf.

Consolidated interim financial statements
Six months ended 30 June 2005
Euro

Contents

Endorsement by the board of directors and the president and CEO

The consolidated interim financial statements of Actavis Group include the interim financial statements of Actavis Group hf. (the Company) and its subsidiaries, together referred to as (the Group).

Net profit for the period amounted to EUR22.4 million, according to the income statement. Total equity amounted to EUR597.8 million at the end of the period according to the balance sheet. Changes in total equity and appropriation of net profits are further explained in the interim financial statements. Two stockholders owned more than 10% share in the Company at the end of the period, Amber International Ltd. with 35.3% ownership and Landsbanki Luxemburg S.A. with 11.8% share.

At the beginning of the year Actavis hf. and Omega Farma ehf. were merged under the name of Actavis hf. and all assets, liabilities and commitments of Omega Farma ehf. were transferred to Actavis hf. The merger has no effect on the interim financial statements.

At the beginning of February the Company gained control over the Polish company Biovena Pharma Sp., specialising in sales and marketing. The company is included in the financial statements as of 1 February 2005.

At the beginning of April the Company acquired the Indian company Lotus Laboratories Ltd. and the Czech company Pharma AVALANCHEe s.r.o. Lotus Laboratories specialises in research and development and Pharma AVALANCHEe in sales and marketing of generics. The companies are included in the financial statements as of 1 April 2005.

In May the Company signed a stock purchase agreement for the purchase of the American company Amide Pharmaceuticals Inc., which specialises in developing, manufacturing and marketing pharmaceuticals. The income statement of the Group was not affected by this agreement during the period. The acquisition was supported by a EUR263 million share offering and a sales of treasury shares along with a EUR600 million syndicated credit facility which was also used to refinance the Group's existing short-term and long-term debts.

The accompanying financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) for the second time, as further explained in Note 2. The Group's interim financial statements have previously been prepared in accordance with the Financial Statements Act and generally accepted accounting principles in Iceland. The changes in the stockholder's equity 1 January 2005 as a result of the implementation of IFRS is an increase of EUR5.8 million.

The board of directors and the president and CEO of Actavis Group hf. hereby confirm the Group's consolidated interim financial statements for the six months ended 30 June 2005 with their signatures.

Reykjavik, 9 August 2005.

Chairman of the board of directors:

Bjorgolfur Thor Bjorgolfsson

Board of directors:

Andri Sveinsson
Karl Wernerson
Sindri Sindrason

President and CEO:

Robert Wessman

Auditors' report

To the Board of directors of Actavis Group hf.

We have reviewed the accompanying consolidated balance sheet of Actavis Group hf. (the Group) as of 30 June 2005, and the related consolidated statements of income, changes in equity and cash flows for the six months period then ended (the interim financial information). This consolidated interim financial information is the responsibility of the Group's management. Our responsibility is to issue a report on this interim financial information based on our review.

We conducted our review in accordance with the International Standard on Review Engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information does not give a true and fair view of the financial position of the Company as of 30 June 2005, and the financial performance and cash flows for the interim period then ended, in accordance with IAS 34, 'Interim Financial Reporting'.

Without qualifying our review conclusion, we draw attention to Note 2 to the consolidated interim financial information that explains the Group's transition to International Financial Reporting Standards (IFRS). As explained in Note 2 there is a possibility that the Group's management may determine that changes to the accounting policies adopted in preparing the consolidated interim financial information are necessary when it prepares its first IFRS financial statements as of 31 December 2005.

Reykjavik, 9 August 2005

Alexander G. Edvardsson
Audur Thorisdottir

KPMG Endurskodun hf.

Consolidated interim income statement for the six months ended 30 June 2005

	Notes	Second Quarter 1 April - 30 June 2005	Second Quarter 1 April - 30 June 2004	Six months 1 January - 30 June 2005	Six months 1 January - 30 June 2004
Operating revenues					
Net sales		115,720	103,636	212,678	221,108
Cost of goods sold		(63,090)	(52,962)	(113,636)	(118,399)
Gross profit		52,630	50,674	99,042	102,709
Other income		6,269	2,986	11,101	14,773
Sales and marketing expenses		(20,722)	(14,243)	(34,844)	(28,432)
Research and development expenses		(9,497)	(7,987)	(18,374)	(16,388)
General and administrative expenses		(12,100)	(11,694)	(21,474)	(22,715)
		(36,050)	(30,938)	(63,591)	(52,762)
Profit from operations		16,580	19,736	35,451	49,947
Income / (loss) from associates		0	(282)	0	(564)
Financial income/(expenses)	5	(487)	(7,226)	(7,686)	(9,516)
Profit before tax		16,093	12,228	27,765	39,867
Income tax		(4,802)	(2,175)	(5,381)	(7,990)
Profit for the period		11,291	10,053	22,384	31,877
Attributable to:					
Equity holders of the Company		10,514	9,604	20,893	30,936
Minority interest		777	449	1,491	941
Profit for the period		11,291	10,053	22,384	31,877
Earnings per Share	6				
Basic Earnings per Share (EUR)		0.00354	0.00359	0.00725	0.01110
Diluted Earnings per Share (EUR)		0.00352	0.00360	0.00723	0.01109

Interim financial statements of Actavis Group hf. 30 June 2005 5 *Amounts are in thousands of euro*

Consolidated interim balance sheet at 30 June 2005

Assets

	Notes	30/6/2005	31/12/2004
Goodwill	7	264,872	236,801
Other intangible assets	8	38,819	30,622
Property, plant and equipment	9	175,232	145,228
Investment in associated companies		2,088	2,032
Other investments		2,607	6,155
Deferred tax assets	18	20,121	21,247
Non-current assets		503,739	442,085
Inventories	11	86,911	71,572
Trading investments		7,353	0
Trade receivables	12	141,241	113,974
Other receivables	12	223,594	39,210
Cash and cash equivalents		78,213	17,325
Current assets		537,312	242,081
Total assets		1,041,051	684,166

Equity and liabilities

	Notes	30/6/2005	31/12/2004
Capital stock	13	42,825	36,181
Share premium and statutory reserve		350,489	98,332
Other reserves		3,386	(23,410)
Retained earnings		189,440	170,720
Stockholders' equity		586,140	281,823
Minority interest		11,704	9,853
Total equity		597,844	291,676
Interest bearing loans	16	146,405	162,983
Retirement benefit obligation		7,117	5,753
Obligations under finance leases	17	4,867	4,894
Deferred income tax liabilities	18	9,515	9,493
Provisions	19	262	0
Non-current liabilities		168,166	183,123
Interest bearing loans		185,237	129,868
Accounts payable and other liabilities		80,992	73,379
Obligations under finance leases	17	1,820	2,158
Provisions	19	6,991	3,962
Current liabilities		275,040	209,367
Total liabilities		443,206	392,490
Total equity and liabilities		1,041,051	684,166

Interim financial statements of Actavis Group hf. 30 June 2005 6 *Amounts are in thousands of euro*

Consolidated interim statements of cash flow for the period January to June 2005

	Notes	30/6/2005	30/6/2004
Cash flows from operating activities			
Profit for the period		22,384	31,877
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation, amortization and impairment of fixed assets	9	9,361	6,398
Amortization / impairment of intangible assets	8	3,197	3,457
Currency fluctuations and indexation		11,053	(543)
Changes in deferred taxes		1,854	(419)
Other changes		5,707	2,062
Working capital provided by operating activities		53,556	42,832
Changes in operating assets and liabilities:			
Inventories, (increase) decrease		(9,653)	6,124
Receivables, increase		(7,146)	(36,666)
Short-term liabilities, increase		1,050	4,401
Changes in operating assets and liabilities		(15,749)	(26,141)
Net cash provided by operating activities		37,807	16,691
Cash flows to investing activities			
Increase in intangible assets		(10,502)	(8,434)
Investment in property and equipment		(28,161)	(17,248)
Proceeds from sale of property and equipment		221	1,367
Investments in other companies net of cash acquired		(29,569)	(4,240)
Proceeds from sale of investments in other companies		3,583	1,628
Securities, change		1,215	1,674
Net cash used in investing activities		(63,213)	(25,253)
Cash flows from financing activities			
Changes in capital stock		69,664	(1,316)
Dividend paid		(4,204)	(3,182)
Changes in financal lease		(963)	0
Proceeds from long-term borrowings		1,185	61
Payments of long-term debt		(16,543)	(1,509)
Bank loans, increase		35,228	4,545
Net cash generated from (used in) financing activities		84,367	(1,401)
Net change in cash and cash equivalents		58,961	(9,963)
Effects of foreign exchange adjustments		1,927	369
Cash and cash equivalents at beginning of period		17,325	29,968
Cash and cash equivalents at end of period		78,213	20,374
Other information			
Interest paid		(6,934)	(6,457)
Income tax paid		(3,530)	(2,895)

Interim financial statements of Actavis Group hf. 30 June 2005 7 *Amounts are in thousands of euro*

Changes in total equity
for the period ended 30 June 2005

	Share capital	Share premium	Other reserves	Retained earnings	Shareholder's equity	Minority interest	Total equity
Balance at 1 January 2004	36,113	99,447	(21,252)	113,609	227,917	7,316	235,233
Translation difference			(2,158)		(2,158)		(2,158)
Purchases of treasury stock	(59)	(2,391)			(2,450)		(2,450)
Sales of treasury stock	127	1,276			1,403		1,403
Net profit for the year				60,286	60,286	3,996	64,282
Change in minority interest						(1,459)	(1,459)
Dividends				(3,175)	(3,175)		(3,175)
Balance at 31 December 2004	36,181	98,332	(23,410)	170,720	281,823	9,853	291,676
Change due to implementation of IAS 39				1,387	1,387		1,387
Adjusted equity at 1 January 2005	36,181	98,332	(23,410)	172,107	283,210	9,853	293,063
Translation difference			26,521		26,521		26,521
Sales of treasury stock	2,300	93,859			96,159		96,159
Accrued stock option			275		275		275
New shares issued	4,344	158,298			162,642		162,642
Net profit for the period				20,893	20,893	1,491	22,384
Change in minority interest					0	360	360
Dividend				(3,560)	(3,560)		(3,560)
Balance at 30 June 2005	42,825	350,489	3,386	189,440	586,140	11,704	597,844

Amounts are in thousands of euro

Notes to the Consolidated Interim Financial Statements

1. General Information

Actavis Group hf. (the Company), is a limited liability company domiciled in Iceland. Actavis Group and it's subsidiaries (the Group) specialises in development, manufacturing and sales of generic pharmaceuticals for international markets. It is financially strong and has experienced rapid growth in recent years.

The Group operates across five continents and has its headquarters in Iceland. Principal markets include Germany, Turkey, Bulgaria, Serbia, Russia and the Nordic Countries. Teams of pharmacists, chemists and other scientific professionals help to make up a total workforce in excess of 7.000. The Group has modern manufacturing facilities in Bulgaria, Malta, Turkey and Iceland that are EU-GMP* approved. Additional manufacturing in Serbia currently services domestic and other markets for own-label products outside the EU. The plants produce a variety of medicines in different formulations including tablets, capsules, injectables, suspensions, suppositories, creams and ointments.

An extensive network of sales and marketing offices enables effective market penetration. Strategic acquisitions, the opening of new sales offices and intensive investment in the development of generic pharmaceuticals are fuelling the growth of the Group and have positioned it to take advantage of future opportunities.

These interim financial statements are presented in thousands of euros rounded to the nearest thousand, being the currency of the primary economic environment in which the group operates.

* Good manufacturing practice (GMP) is a system for ensuring that products are consistently produced and controlled according to quality standards.

2. Significant Accounting Policies

Basis of Accounting

The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) for the second time. The disclosures required by IFRS 1 concerning the transition from IS GAAP to IFRSs are given in Note 21.

The consolidated interim financial statements have been prepared on historical cost basis, except for the revaluation of certain properties and financial instruments. The principal accounting policies adopted are set out below.

Basis of Preparation

The consolidated interim financial statements have been prepared on the basis of stable platform of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The IFRS financial information has been prepared on the basis of all IFRS and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB effective for 2005 reporting.

The preparation of the interim financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgements about carrying values af assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The IFRS that will be effective or available for voluntary early adoption in the annual financial statements for the period ended 31 December 2005 are still subject to change and to the issue of additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period that are relevant to this interim financial information will be determined only when the first IFRS financial statements are prepared at 31 December 2005.

Notes to the Consolidated Interim Financial Statements

Background

- The IFRS project

In June 2002, the Council of the European Union adopted a Regulation requiring listed companies in its Member States to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005. The first Annual Report for the Group prepared under IFRS will be that for the year ending 31 December 2005. The first financial results announcement prepared in accordance with IFRS was for the first quarter of 2005.

The Group's project to convert its financial reporting from IS GAAP to IFRS has now been completed. A training program has been completed, rolled out to all finance staff worldwide and the adjusted historical data, which provides the comparative information under IFRS in 2005, has been prepared.

As 2003 will be the earliest year for which full IFRS financial statements will be presented in the Annual Report 2005, the transition date to IFRS for the Group is 1 January 2003. Normally accounting changes of this nature would require full retrospective application, but under the IFRS transitional rules, certain adjustments only have to be applied with effect from the transition date of 1 January 2003.

- IFRS 1 exemptions

IFRS 1, First-Time Adoption of International Financial Reporting Standards, permits those companies adopting IFRS for the first time to take some exemptions from the full requirements of IFRS in the transition period. The Group intends to take the following key exemptions:

• *Business combinations:* Business combinations prior to the transition date (1 January 2003) have not been restated on IFRS basis.

• *Fair value or revaluation as deemed cost:* An entity may elect to use fair value or a previous GAAP revaluation at the date of the opening balance sheet date as deemed cost. Carrying amount of property, plant and equipment is not recalculated.

• *Share-based payments:* A first-time adopter has an option not to apply IFRS 2 retrospectively to equity instruments granted on or before 7 November 2002. This exemption is taken since it is not allowed to disclose the fair value of those equity instruments which was not disclosed as determined at the measurement date.

• *Financial instruments:* Financial instruments in the Annual Report are recorded on the existing IS GAAP basis, rather than in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'.

The Group adopted IAS 39 in full on 1 January 2005. One of the exemptions available under IFRS 1 relaxes the requirement to comply with IAS 32 and IAS 39 until that time. The Group intends to take advantage of this exemption, and so, in 2003 and 2004, financial instruments are accounted for and presented on a Icelandic GAAP basis. On 1 January 2005 an adjustment to the opening balance sheet are made to reflect the movements from the IS GAAP carrying values to the IAS 32 and IAS 39 values, which for many financial instruments is fair value.

The IFRS financial information has been prepared on the basis of taking these exemptions.

Interim financial statements of Actavis Group hf. 30 June 2005 10 *Amounts are in thousands of euro*

Notes to the Consolidated Interim Financial Statements

Basis of consolidation

-Subsidiaries

The consolidated interim financial statements incorporate the interim financial statements of the Group and enterprises controlled by the Group (its subsidiaries). Control is achieved where the Group has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The consolidated interim financial statements have been prepared using the purchase method of consolidation accounting. When ownership in subsidiaries is less than 100%, the minority interest in the subsidiaries' income or loss and stockholders equity is accounted for in the calculation of the consolidated income or loss and the consolidated stockholders equity.

The results of subsidiaries acquired or disposed of during the period are included in the interim consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the Consolidation.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

-Associates

An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee.

The associates are incorporated in these interim financial statements using the equity method of accounting. Investments in associates are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of the associates in excess of the Group's interest in those associates are not recognised.

When companies within the Group transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate. Losses may provide evidence of an impairment of the asset transferred in which case appropriate provision is made for impairment.

-Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition. Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous IS GAAP amounts subject to being tested for impairment at that date. Goodwill amortized under IS GAAP prior to 2003 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Revenue recognition

Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received and when title and risk of loss passes to the customer.

Revenue is recognised as follows for the different activities of the business after deductions for discounts and returns.
• Revenue from sales of pharmaceutical products is recognised on delivery to the customer, at which point the risk and rewards of ownership pass to the customer.
• Revenue from dossier sales is recognised in accordance with contractual milestones, upon confirmation of acceptance of the completion of the milestones by customers.
• Payments received from customers in advance of performance of the groups obligations are included as deferred revenue, and not recognised as income until the group performs its obligations.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payments have been established.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognised as assets at their cost value at the date of acquisition and are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The corresponding liability to the lessor is included in the balance sheet as an obligation under finance leases.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Foreign exchange differences arising on translation are recognized in the income statement.

On consolidation, the assets and liabilities of the Group's subsidiaries are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

The interim financial statements of foreign subsidiaries that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the balance sheet date before they are translated into euros.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss.

Post retirement benefit

- Defined contribution scheme
The Group's contributions to defined contribution plans are charged to the income statement as incurred.

- ***Employee termination indemnity***
In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees on retirement or on termination for reasons other than resignation or misconduct. These payments are calculated based on a pre-determined formula and are subject to certain upper limits. The accrued liability is based on the present value of the future obligation of the Group that may arise from the retirement of the employees.

- ***Post retirement payment scheme***
Government legislation in Bulgaria requires employers to pay retirement benefits based on an employees final salary and years of service to the Group. A calculation is performed annually by a qualified actuary to determine the Groups obligation in respect of this scheme.

Taxation

The tax expense comprises tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. [Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible]. The Group's liability for current tax is calculated using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in respect of previous years.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future benefits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Intangible assets

-Research and development

Research and development costs comprise costs relating to the Group's research and development activities, including clinical studies, amortisation and depreciation, and labour costs which are directly or indirectly attributable to the Group's research and development activities. Research costs are recognised into the income statement as incurred. An internally-generated intangible asset arising from the Group's clinical development is recognised if all of the following conditions are met:

- The technical feasibility of completing the intangible asset so that it will be available for use or sale.
- Its intention to complete the intangible asset and use or sell it.
- Its ability to use or sell the intangible asset.
- How the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.
- The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
- Its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets are amortised on a straight-line basis over their useful lives, generally five years.

-Other intangible assets

Other intangible assets separately acquired or acquired as part of a business combination are amortised over their estimated useful lives from the time they are available for use. Other intangible assets consist of purchased software and dossiers. The amortization charge for each period is recognised as an expense. The useful life applied to other intangible assets is five years.

Property, plant and equipment

Property, plant, and equipment is carried at acquisition or manufacturing cost, less depreciation and impairment losses. Subsequent acquisition costs are capitalized. The manufacturing cost of self-constructed property, plant, and equipment is calculated on the basis of the directly attributable unit costs as well as an appropriate share of overheads, including depreciation and impairment losses. In the case of acquisitions denominated in foreign currencies, subsequent exchange rate movements do not affect recognition of the asset at the original acquisition or manufacturing cost.

The depreciable amount of assets is allocated on a straight-line basis over their expected useful lifes. The useful life is regularly reviewed and adjusted to the expected life. Impairment losses are charged where required in accordance with IAS 36, and these are subsequently reversed if the original grounds for the write-down no longer apply. The depreciation charge for each year is recognised as an expense, on the following bases:

Property and plant	2-8%
Equipment	10-33%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or the lease term if shorter.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment of tangible and intangible assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where assets do not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount if no impairment loss has been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. An impairment loss in respect of goodwill is not reversed.

Cash and Cash equivalents

Bank balances and cash comprise cash and short-term deposits held by the Consolidation's treasury function. The carrying amount of these assets approximates their fair value.

Trade receivables

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Accounts receivable in other currencies than euro, are valued at the exchange rates prevailing on the balance sheet date.

Investments

Investments in other companies are valued at acquisition cost less provisions for estimated impairment losses on certain investments.

Securities which the company has the expressed intention and ability to hold to maturity are valued at cost, less an allowance for estimated irrecoverable amounts.

Financial Liability and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Notes to the Consolidated Interim Financial Statements

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost comprises direct materials and, where applicable, direct labor costs and those overhead expenses that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less the estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and are presented as a reduction of net equity. Possible gains or losses on purchase or sale of treasury shares are not reported in the income statement.

Provisions

Provision is recognised when an enterprise has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring costs are recognised when the company has a detailed formal plan for the restructuring which has been notified to affected parties.

Share-based Payments

On 1 January 2003, Actavis Group hf. applied the requirement of IFRS 2 Share-based Payments. In accordance with the transition provisions, IFRS 2 will be applied to all options granted after 7 November 2002 that were unvested as of 1 January 2003.

The Group has issued equity-settled payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Interest-bearing borrowings

Interest-bearing borrowings are recorded initally at fair value less attributable transaction cost. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value recoginised in profit or loss over the period of the borrowings on an effective interest basis.

Accounts payable

Accounts payable are valued at nominal value and accounts payable in other currencies than euro have been booked at the exchange rates prevailing on the balance sheet date.

Earnings per share

Earnings per share is the ratio between profit and weighted average number of shares for the period and reveals net profit per share. The nominal value of each share amounts to one ISK. Calculation of diluted earnings per share takes into consideraton stock options made with the Group's employees and the prospective deliverance of shares related to those options.

3. Segment reporting

Geographical markets are the Groups primary segments. Segment infomation according to location of assets for YTD 2005:

	Western Europe	Eastern Europe	Other Segments	Eliminations	Total
External revenue	76,288	146,048	1,443	0	223,779
Internal revenue	68,263	746	109	(69,118)	0
Total segment revenue	144,551	146,794	1,552	(69,118)	223,779

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Segment results	4,101	19,131	437	(2,776)	20,893

Segment report for YTD 2004:

	Western Europe	Eastern Europe	Other Segments	Eliminations	Total
External revenue	114,724	121,157	0	0	235,881
Internal revenue	101,660	541	30	(102,231)	0
Total segment revenue	216,384	121,698	30	(102,231)	235,881
Segment results	22,284	12,857	(169)	(4,036)	30,936

Interim financial statements of Actavis Group hf. 30 June 2005 18 *Amounts are in thousands of euro*

4. Salaries

Salaries and related expenses paid by the Group are specified as follows in thousands of euro:

	YTD 2005	YTD 2004
Salaries	55,217	39,468
Related expenses	2,250	4,701
	57,467	44,169
Number of employees at end of period	7,177	6,953
Average numer of positions	7,032	6,840

Allocation of salaries to items of income statement:

	YTD 2005	YTD 2004
Cost of goods sold	20,217	15,832
Sales and marketing	14,345	12,216
Research and development	10,754	6,444
General and administrative	9,894	8,352
	55,210	42,844

Allocation of salaries to items of balance statement:

Development	2,119	1,325
Other intangible assets	67	0
Allocation to tangible asset	71	0
	2,257	1,325

Notes to the Consolidated Interim Financial Statements

5. Financial income / (expenses)

	YTD 2005	YTD 2004
Net financial income and expenses:		
Interest income	1,398	2,362
Interest expenses	(6,839)	(8,094)
Currency fluctuations	(2,245)	(3,784)
	(7,686)	(9,516)

6. Earnings per share

The calculation of Earnings per Share is based on the following data:

	YTD 2005	YTD 2004
Net profit	20,893	30,936
Total average number of shares outstanding during the period (in million)	2,882	2,788
Total average number of shares including potential shares (in million)	2,890	2,789
Basic Earnings per Share (EUR)	0.00725	0.01110
Diluted Earnings per Share (EUR)	0.00723	0.01109

7. Goodwill

	YTD 2005
At 1 January 2005	236,801
Currency adjustments during period	4,187
Recognised on acquisition of subsidiaries	23,884
At 30 June 2005	264,872

Interim financial statements of Actavis Group hf. 30 June 2005 20 *Amounts are in thousands of euro*

8. Other intangible assets

	Development-cost	Others intangibles	Total
Cost			
At 1 January 2005	34,345	13,385	47,730
Currency adjustments during period	1,808	658	2,466
Additions during period	9,022	1,814	10,837
Disposals during period	(643)	(4,097)	(4,739)
At 30 June 2005	44,532	11,759	56,293
Amortization			
At 1 January 2005	9,737	7,372	17,109
Currency adjustments during period	923	338	1,261
Disposals during period	(1)	(4,096)	(4,097)
Amortised during period	2,556	642	3,198
At 30 June 2005	13,215	4,257	17,472
Net book value	31,317	7,502	38,819

The amortization of other intangible assets, classified by operational category, is specified as follows:

	YTD 2005	YTD 2004
Cost of sales	430	637
Sales and marketing expenses	21	19
Administration	448	86
Research and development	2,299	2,078
	3,198	2,819

Interim financial statements of Actavis Group hf. 30 June 2005 21 *Amounts are in thousands of euro*

9. Property, plant and equipment

	Property and plant	Machinery and equipment	Total
Cost			
At 1 January 2005	86,242	168,253	254,495
Currency adjustments during period	5,178	19,361	24,539
Additions during period	6,458	21,845	28,303
Revaluation of assets	0	(85)	(85)
Sales during period	(73)	(82)	(155)
Disposals during period	(71)	(2,003)	(2,074)
At 30 June 2005	97,734	207,290	305,024
Accumulated depreciation			
At 1 January 2005	28,142	81,125	109,267
Currency adjustments during period	2,351	10,677	13,028
Sales during period	(36)	(10)	(46)
Disposals during period	(67)	(1,751)	(1,818)
Impairment loss during period	583	0	583
Depreciation during period	1,157	7,621	8,778
At 30 June 2005	32,131	97,662	129,792
Net book value	65,604	109,628	175,232

Depreciation and impairment loss, classified by operational category, is shown in the following schedule:

	YTD 2005	YTD 2004
Cost of goods sold	6,083	3,020
Sales and marketing expenses	958	589
Administration	907	2,041
Research and development	1,413	748
	9,361	6,398

Interim financial statements of Actavis Group hf. 30 June 2005 22 *Amounts are in thousands of euro*

10. The Consolidation

At the end of the period the Company owned seventeen subsidiaries that are all included in the consolidation. The subsidiaries owned twenty-two subsidiaries at the end of the period. The companies are as follows:

Name of subsidiary	Location	Ownership	Principal activity
Actavis hf. (Delta hf.)	Iceland	100%	Production, Sales and Marketing (S&M)
Actavis BV (Medis Holland BV)	Netherlands	100%	Holding company
Actavis Ltd. (Pharmamed Ltd)	Malta	100%	Production, S&M and R&D
Actavis Trading Ltd	Malta	100%	Trading
Actavis Ltd.	Cyprus	100%	Holding company
Balkanpharma Healthcare Int.	Cyprus	100%	Sales and Marketing
MM Pharma LLC	USA	100%	Sales and Marketing
Verben S.A.	Uruguay	50%	Production, Sales and Marketing
Actavis AD (Balkanpharma AD)	Bulgaria	100%	Holding company/S&M
Balkanpharma Dubnitsa AD	Bulgaria	95%	Production
Balkanpharma Troyan AD	Bulgaria	98%	Production
Balkanpharma Razgrad AD	Bulgaria	94%	Production
Balkanpharma Security AD	Bulgaria	100%	Security services
Balkanpharma Macedonia	Macedonia	100%	Production
Balkanpharma OOO	Russia	100%	Sales and Marketing
Actavis OOO	Russia	90%	Sales and Marketing
Actavis UK Ltd.	UK	100%	Administration
Actavis Inc. (Pharmaco Inc.)	USA	100%	Business Development
Actavis Nordic A/S	Denmark	100%	Business Support
Actavis AS	Denmark	100%	Sales and Marketing
Nordisk Ibu-Pharma ApS	Denmark	100%	Sales and Marketing
Actavis OY	Finland	100%	Sales and Marketing
Actavis A/S	Norway	100%	Sales and Marketing
Actavis A/B (UNP Sweden AB)	Sweden	100%	Sales and Marketing
Biovena Pharma Sp.	Polland	100%	Sales and Marketing
Colotech AS,	Denmark	86%	Research and Develpment (R&D)
Fako İlaçlari AŞ	Turkey	89%	Production, S&M and R&D
Lotus Laboratories Ltd	India	100%	Clinical Research Organization
Medis GmbH	Germany	60%	Sales and Marketing
Medis Ltd.	Isle of Man	100%	Sales and Marketing
Medís ehf.	Iceland	100%	Third party sales
Medis Danmark AS	Denmark	100%	Third party sales
NM Pharma ehf.	Iceland	100%	Sales and Marketing
Pharma AVALANCHEe s.r.o.	Czech rep.	100%	Sales and Marketing
Pharma AVALANCHEe s.r.o.	Slovakia	100%	Sales and Marketing
Zenara Pharma Ltd.	UK	50%	Joint venture
Zdravlje AD	Serbia	73%	Prodcution, S&M and R&D
Zdravlje T Trade Ltd.	Serbia	100%	Sales and Marketing
Zdravlje ITR.	Serbia	100%	Distribution

In the beginning of February the Company gained control over the Polish subsidiary Biovena Pharma Sp. In the beginning of April, the Company acquired 100% of the issued share capital of the Indian Clinical Research Company Lotus Laboratories Ltd. and Pharma AVALANCHEe s.r.o. in Czech Republic. Pharma AVALANCHEe specialises in sales and marketing of generic pharmaceuticals.

Interim financial statements of Actavis Group hf. 30 June 2005 23 *Amounts are in thousands of euro*

Notes to the Consolidated Interim Financial Statements

11. Inventories

	YTD 2005	2004
Raw material	33,625	32,361
Work in progress	19,510	14,348
Finished goods	30,234	24,415
Other inventories	3,543	448
	86,911	71,572

12. Trade and other receivables

	YTD 2005
Trade receivables	148,526
Other receivables	223,815
Allowances for doubtful accounts	(7,506)
	364,835

Included in other receivables are subscription agreements due to the share offering amounting to EUR190 million collected in July and a loan to the CEO amounting EUR2.4 million.

An allowance has been made for doubtful accounts and sales returns, this allowance has been determined by management in reference to past default experience. The directors consider that the carrying amount of trade receivables approximates their fair value.

13. Share capital

The Company increased it's capital stock in a share offering in June 2005. The share offering was a part of the Company's financing of the acquisition of the US based generic pharmaceutical company, Amide Pharmaceuticals Inc.

The capital stock was increased by 344,864,993 shares or 11.5% of the total capital stock. Total capital stock issued was 2,993,780,301 shares prior to the share increase. Total capital stock issued after the increase is 3,338,645,294 shares. The new capital stock was only offered to excisting shareholders. The board of directors also decided to sell 198,613,449 treasury shares. In total 543,478,442 shares were sold to shareholders or 18.15% of the total capital stock.

Changes in the nominal value of capital stock during the period are specified as follows:

	Numer of shares in thousands	EUR
Outstanding capital stock at 1 January 2004	2,785,394	36,113
Purchase of treasury shares	(5,108)	(59)
Sale of treasury shares	10,876	127
Outstanding capital stock at 1 January 2005	2,791,162	36,181
New shares issued	344,865	4,344
Sale of treasury shares	199,366	2,300
Outstanding capital stock at 30 June 2005	3,335,393	42,825

Capital stock is as follows in thousands of shares and EUR thousands, the nominal value of each share is one Icelandic krona.

	Shares	Ratio	EUR
Outstanding capital stock at the end of the period	3,335,393	99.9%	42,825
Treasury shares at the end of the period	3,251	0.1%	212
Total capital stock issued	3,338,645	100.0%	43,037

14. Stock Option

During the period Actavis Group granted it's employees stock options exercisable in the years 2005 - 2007. The Company will use treasury shares and increase share capital to meet the options. These stock options at the end of the period amount to 44.2 million shares.

	Number of shares (in thousands)			
Contract rate (ISK) / conditions / date granted	Nov.05	Nov.06	Nov.07	Total
38.5 / conditional / June 2005	14,719	14,719	14,719	44,156

All options are terminated if employees leave the Group before the options vest. The stock options are exercisable in 10 days from exercise date which is 10th of November 2005 - 2007. The employees are obligated to hold their shares for one year after the exercise date.

15. Risk management

The principal objective of risk management is to reduce financial risk in the Group and to increase its financial stability. The Group's risk management policy constitutes a framework of guidelines and rules covering areas such as foreign exchange, interest, and use of derivatives, as well as liquidity and credit risk. The Group's treasury and risk management function is centralised and supports this objective by identifying, evaluating and hedging financial risk. The Group's Treasury guarantees cost-efficient funding and acts as an internal bank for the subsidiaries.

• Market risk
Foreign exchange risk, transaction and translation exposure. The Group operates internationally and is exposed to foreign exchange risk from various currencies. The underlying net foreign exchange transaction exposure is hedged with derivatives, mainly foreign exchange contracts. These instruments all mature within one year. The Group only hedges foreign exchange currency cash flow forecast of less than 12 months. Translation risk arises as a result of converting the Group's financial results to the functional currency. Translation risk is not hedged.

• Interest rate risk
Fluctuations in interest rates have a direct impact on earnings. The interest rates used in the Group's budget are based on forward rates and the Group policy is to have the majority of funding on floating interest rates.

• Credit risk
The Group has no significant credit risk. To minimise credit risk it focuses on ensuring that customers have an appropriate credit history and various guarantees are given. There is an active monitoring.

• Liquidity and refinancing risk

The Group has uncommitted and committed credit lines in place to maintain sufficient liquidity and flexibility in funding. The Company is a net borrower and surplus liquidity is used to repay external debt.

16. Interest bearing loans

Interest bearing loans are specified as follows in thousands of EUR:

	YTD 2005	2004
Loans in USD	33,045	31,003
Loans in EUR	127,754	133,257
Loans in CHF	12,360	12,209
Loans in GBP	2,905	2,301
Loans in JPY	12,961	11,923
Loans in SEK	1,931	1,442
Loans in MTL	9,112	8,272
Loans in BGL	0	3,268
Loans in ISK	816	229
Loans denominated in other currencies	836	527
	201,719	204,431
Current maturities, included in interest bearing loans	(55,314)	(41,448)
Interest bearing loans	146,405	162,983

Aggregated annual maturities are as follows:

	YTD 2005	2004
On demand or within 12 months	55,314	41,448
Within 24 months	22,583	30,027
Within 36 months	23,789	23,346
Within 48 months	79,584	82,407
Within 60 months	2,282	6,420
Subsequent years	18,167	20,783
	201,719	204,431

17. Obligation under finance leases

Accounts payable under finance leases:	Minimum lease payments YTD 2005	Minimum lease payments 2004	Remaining balances YTD 2005	Remaining balances 2004
Obligation under finance leases	7,681	8,092	6,687	7,052
Current maturities	(2,187)	(2,507)	(1,820)	(2,158)
Long term obligation under finance leases	5,493	5,585	4,867	4,894
Aggregated annual maturities are as follows:				
On demand or within 12 months	2,187	2,507	1,820	2,158
Within 24 months	1,906	2,203	1,673	1,907
Within 36 months	1,237	919	1,086	820
Within 48 months	765	681	683	516
Subsequent years	1,585	1,782	1,425	1,651
	7,681	8,092	6,687	7,052
Less: future finance charges	(993)	(1,040)		
Remaining balances	6,687	7,052		

The management estimates that the fair value of the consolidated lease obligations approximates their carrying amount.

The obligations under finance leases are pledged by the lessor's charge over the leased assets.

18. Deferred tax

	Deferred tax asset	Deferred tax liabilities	Net
At 1 January 2005	21,247	(9,493)	11,754
Addions due to merger	0	1,016	1,016
Calculated tax for the period	(1,994)	(3,387)	(5,381)
Income tax payable for the period	(325)	2,722	2,398
Exchange differences	1,193	(373)	820
At 30 June 2005	20,121	(9,515)	10,607

Interim financial statements of Actavis Group hf. 30 June 2005 27 *Amounts are in thousands of euro*

19. Provisions

	Restructuring provisions
At 1 January 2005	3,962
Additional provision during the period	6,955
Utilisation of provision	(3,664)
At 30 june 2005	7,253
On demand or within 12 months	(6,991)
Non-current provisions	262

20. Commitments

The Company is committed to increase the share capital of it's subsidiary, Colotech AS by EUR2.0 million. The payments will be made by four installments during the next three years.

The Company is committed on behalf of its subsidiary Zdravlje AD to invest EUR8.5 million in Serbia during the next three years.

The Company has guaranteed a loan granted to its subsidiary, Fako İlaçlari AŞ, amounting to EUR12.0 million.

According to the purchase agreement of Biovena Pharma Sp. there is an earnout clause of up to EUR5.0 million subject to certain conditions.

Interim financial statements of Actavis Group hf. 30 June 2005 28 *Amounts are in thousands of euro*

21. Explanation of Transition to IFRSs

As stated in Note 2, these are the Group's second interim financial statements prepared in accordance with IFRS. The Accounting policies in note 2 have been applied in preparing the consolidated interim financial statements for the six months ended 30 June 2005, the comparative information for six months ended 30 June 2004, the financial statements for the year ended 31 December 2004 and 2003 and the preparation of an opening IFRS balance sheet at 1 January 2003 (the Group's date of transistion).

In preparing its opening balance sheet, comparative information for the six months ended 30 June 2004 and financial statements for the year ended 31 December 2004, the Group has adjusted amounts previously reported in financial statements prepared in accordance with previous GAAP.

An explanation of how the transistion from previous GAAP to IFRSs has effected Groups financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Reconciliation of equity at 31 December 2004

Note		Previous GAAP	Effect of 01/01/2004 transition to IFRSs	Effect of 2004 transition to IFRSs	IFRSs
9.	Property, plant and equipment	142,523	1,502	1,203	145,228
7.	Goodwill	229,126	6,995	680	236,801
8.	Intangible Assets	32,905	(993)	(1,290)	30,622
	Deferred tax asset	21,217	12	18	21,247
	Financial Assets	10,002	(688)	(1,127)	8,187
	Total non-current assets	435,773	6,828	(516)	442,085
	Trade receivables	113,974	0		113,974
11.	Inventories	71,572	2,469	(2,469)	71,572
	Other receivables	39,850	0	(640)	39,210
	Cash and cash equivalents	17,325	0	0	17,325
	Total current assets	242,721	2,469	(3,109)	242,081
	Total assets	678,494	9,297	(3,625)	684,166
16.	Interest bearing loans	297,561	(4,753)	45	292,852
	Trade and other payables	78,029	(5,769)	1,119	73,379
	Employee benefits	5,753	0	0	5,753
	Restructuring provision	0	5,071	(1,110)	3,961
17.	Obligagtion under finance leases	0	6,661	391	7,052
	Deferred tax liability	9,578	621	(706)	9,493
	Total liabilities	390,921	1,831	(261)	392,490
	Total assets less total liabilities	287,573	7,466	(3,364)	291,676
	Outstanding capital stock	135,297	(503)	(281)	134,513
	Accrued stock option	47	(281)	234	0
	Other reserves	(29,250)	6,432	(593)	(23,410)
	Retained earnings	171,286	1,797	(2,364)	170,720
	Stockholders equity	277,380	7,445	(3,004)	281,823
	Minority interest	10,193	21	(361)	9,853
	Total equity	287,573	7,466	(3,365)	291,676

Interim financial statements of Actavis Group hf. 30 June 2005 29 *Amounts are in thousands of euro*

21. Explanation of Transition to IFRSs, *continued*

Reconciliation of income statement for YTD 2004

	YTD 2004 Previous GAAP	Effect of transition to IFRSs	YTD 2004 IFRSs
Revenue	221,108	0	221,108
Cost of sales	(112,460)	(5,939)	(118,399)
Gross Profit	108,648	(5,939)	102,709
Other revenue	13,535	1,238	14,773
Sales and marketing expenses	(27,222)	(1,210)	(28,432)
Research and development expenses	0	(16,388)	(16,388)
General and administrative expenses	(20,683)	(2,032)	(22,715)
Other operating expenses	(12,189)	12,189	0
Depreciation and amortisation	(10,792)	10,792	0
Income / (Loss) from associates	0	(564)	(564)
Finance income (expenses)	(7,268)	(2,248)	(9,516)
	(64,619)	1,777	(62,842)
Profit before tax	44,029	(4,162)	39,867
Tax expense	(8,735)	745	(7,990)
Minority interest	(1,219)	278	(941)
Net profit (loss)	34,075	(3,139)	30,936

Presentation

Depreciation of fixed assets is now allocated to appropriate line items in the income statement such as cost of goods sold, sales and marketing, research and development and general and administrative instead of presenting it in a separate line as previously. Impairment of goodwill is presented as a separate line in the income statement. Previously the impairment was included in the line depreciation and amortization.

Balance sheet items have been reclassified to be in conformity with newly applied IFRS rules.

Investment in subsidiaries

In March 2004 the International Accounting Standards Board issued revised rules on business combinations. The Group's accounting methods concerning acquisition of subsidiaries have been adjusted to the new regulations

All business combinations are accounted for by applying the purchase method. Goodwill has been recognized in acquisitions of subsidiaries and represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment.

Interim financial statements of Actavis Group hf. 30 June 2005 30 *Amounts are in thousands of euro*

21. Explanation of Transition to IFRSs, *continued*

Negative goodwill arising on an acquisition is recognized directly in the income statement.

The effect of applying IFRS to business combinations concerning subsidiaries is an increase in net equity at year-end 2004 by the amount of EUR12.7 million. The effect on the income statement for the year 2004 is an increase in net earnings of EUR48 thousand.

Development expenses
According to IFRS companies that undertake product development should capitalise such cost if an entity can demonstrate that the projects meet certain conditions and it can be demonstrated that future economic benefit will flow to companies. The Group has capitalised development cost that meets such conditions.

The Group retained the service of specialists to assist in reviewing the Group's compliance with IFRS concerning capitalised development expenses. The specialists submitted a detailed report on the matter which was used as a guide when the accounting methods concerning capitalisation of development cost were established.

The changes made to the capitalised development expenses resulted in a reduction of EUR4.2 million at year-end 2004. The effect on the operation in the year 2004 is a reduction in net earnings amounting to EUR1.6 million.

Associates
The associates are incorporated in these interim financial statements using the equity method of accounting. Investments in associates are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of the associates in excess of the Group's interest in those associates are not recognised

The effect of new accounting methods concerning associates results in a reduction of net equity in the amount of EUR2.2 million. Net earnings for the year 2004 is reduced by EUR1.1 million by this change.

Translation reserve
Accumulated foreign exchange difference arising on the translation of financial statements of foreign subsidiaries to the Group's reporting currency is eliminated as of 1 January 2003. Other changes in the translation reserve relate to the changes made to the financial statements of the subsidiaries when applying IFRS.

Changes in translation differences in the Group's stockholder's equity due to the implementation of IFRS by foreign subsidiaries is a reduction of EUR2.8 million.

Other changes
Other changes made to the Group's financial statements on the implementation of IFRS relate to the recognition of leased assets, changes in depreciation of fixed assets and share based payments.

The total increase in the Group's stockholders' equity at year-end 2004 due to other changes amounts to EUR0.9 million. Net earnings for the year 2004 are reduced by EUR0.4 million due to these other changes.

The Group applied IAS 39 as of 1 January 2005. The application results in a recognition of derivatives which are are recogniced at fair value and interest-bearing loans are stated at amortized cost with any difference between cost and redemption value recogniced in profit or loss over the period of the borrowings on an effective interest rate. The effect of applying IAS 39 is an increase in net equity at 1 January 2005 amounting to EUR1.3 million.

Interim financial statements of Actavis Group hf. 30 June 2005 31 *Amounts are in thousands of euro*

22. Events after the balance sheet date

-Business combination

In July the Company gained control through it's subsidiary Actavis Inc. over Amide Holding, which is the parent company of Amide Pharmaceuticals Inc. Amide specialises in developing, manufacturing and marketing pharmaceuticals. The cost of the acquisition has an initial gross consideration of EUR414 million in cash with up to an additional EUR83 million payable over two years subject to performance.

-Refinancing

At the end of July the Company signed a EUR600 million credit facility with a 5 year maturity. The Facility supported Actavis' acquisition of Amide Pharmaceuticals Inc., a privately owned US generic pharmaceuticals company and is further used to refinance Actavis' existing short-term and long-term debt. The margin for the next 12 months period is 0.70% over LIBOR. For the remaining period the margin is subject to change in the ratio of net debt to EBITDA and can be within the range of 0.50% - 0.80% over LIBOR.

23. Financial ratios

The main financial ratios for the Group are as follows:	YTD 2005	YTD 2004
Equity ratio	0.57	0.43
Current ratio	1.95	1.16
Return on equity	13.39%	27.47%
Internal value of shares	13.69	7.79
EBITDA	48,010	59,802
EBITDA as a percentage of revenues	21.5%	25.4%
Working capital provided by operating activities	53,556	42,832

Interim financial statements of Actavis Group hf. 30 June 2005 32 *Amounts are in thousands of euro*

Mark Keatley appointed as Actavis Group's Chief Executive of Finance 10.8

News categories: Corporate news

Actavis Group hf. ("ACT") announces today that Mark Keatley has been appointed as Chief Executive of Finance of the Actavis Group September and will become a member of the Group's Executive Board.

Mark joins Actavis from Famar SA, the leading European contract manufacturer of pharmaceuticals, where he has served as the CFO since 2002. Prior to joining Famar, he served as CFO at Ardana Bioscience Limited in Edinburgh from 2001-2002 and Ashanti Goldfi Limited in Accra, Ghana from 1994-2000.

Prior to his roles as CFO, Mark was an investment banker at the International Finance Corporation in Washington DC, where he exec of financings for companies in emerging markets. He started his career as a financial analyst at Ford Motor Company in Europe

Mark brings with him over ten years' experience at Board level in CFO positions at international companies. He has contributed subst growth of these companies through acquisitions, corporate development and building financial systems. Mark has been through the stock exchange listings, in London and New York. In his career to date, he has transacted US$2.5 billion of financings and has negc billion of corporate acquisitions and disposals.

Mark holds an MBA degree from Stanford Business School, USA, and graduated from Cambridge University, UK with a Master of Phil in International Relations and an MA in History. He is a qualified accountant in the UK where he is a member of the UK Chartered In Management Accountants.

Robert Wessman, President and CEO of Actavis, commented:
"I am delighted to welcome Mark to the Executive Board, a role for which he is well prepared through his extensive experience both investment banking and working for international companies. This appointment is particularly timely as Actavis builds its internation through its recent acquisitions."

For further information contact;
Halldor Kristmannsson
Director of Corporate Communications
Tel: +354 550 3300 / +354 840 3425

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - 2Q Results 2005 10.8.2005 10:28:23

News categories: Corporate results
Actavis Group - English press release 2Q 2005.pdf
Actavis Group 2Q 2005.pdf
Actavis Group - Íslensk fréttatilkynning um niðurstöður 6 mánaða uppgjörs.pdf

Print

Corrections in Actavis Group 2Q press release

Attached is a corrected version of 2Q press release. Shareholder structure has been corrected.

actavis
creating value in pharmaceuticals

2Q 2005 Financial Results

Analyst Meeting 10 Agust 2005



actavis
creating value in pharmaceuticals

Forward looking statement

Any statement contained in this presentation that refers to Actavis' estimated or anticipated future results or future activities are forward-looking statements which reflect the Company's current analysis of existing trends, information and plans. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially depending on factors such as the availability of resources, the timing and effect of regulatory actions, the success of new products, the strength of competition, the success of research and development issues, unexpected contract breaches or terminations, exposure to product liability and other lawsuits, the effect of currency fluctuations and other factors. Actavis does not undertake the obligation to update or alter these forward-looking statements beyond its duties as an issuer of listed securities on the Iceland Stock Exchange.

actavis
creating value in pharmaceuticals

Agenda

1. Financial results
2. Sales performance
   - Own label
   - Third party
4. Chief executive appointment
5. Outlook
6. Q&A


PHARMACY
FARMACIA
APOTHEKE
Melita

actavis
creating value in pharmaceuticals

Financial highlights



Financial highlights 2Q

actavis
creating value in pharmaceuticals

2Q 2005 Highlights

- Total revenue up 14.4%
- Own Label sales up 27.9% with
- EBITDA and profit below expectations
- Delivery issues in Iceland slowing Third Party sales
- Price reduction in Turkey in July
- First to market with Benazapril Hydrochlorothiazide and Fosinopril
- Lamotrigine launched in nine European countries
- Lotus Laboratories acquired in April Acquisition of Amide in May
- Successful rights issue in Iceland

Key Financials 2Q

	2Q 2005	2Q 2004	% Change
Operating revenues........	121,989	106,622	14.4%
Total operating expenses.	(105,409)	(86,886)	21.3%
EBITDA......................	23,445	24,747	-5.3%
EBIT.........................	16,580	19,736	-16.0%
Profit before tax..........	16,093	12,228	31.6%
Taxes.........................	(4,802)	(2,175)	120.8%
Net profit....................	11,291	10,053	12.3%
Underlying Growth........	11.4%	11.5%	-0.1%
Earnings per share (EPS).	0.00354	0.00359	-1.4%

Financial highlights 1H

actavis
creating value in pharmaceuticals

1H 2005 Highlights

- Total revenue down 5.1%
- Strong growth in all key Own Label markets
- Completion of Amide acquisition
- 600 million loan facility
- Group expected to be on target for the full year

Key Financials 1H

	1H 2005	1H 2004	% Change
Operating revenues........	223,779	235,881	-5.1%
Total operating expenses.	(188,328)	(185,934)	1.3%
EBITDA......................	48,010	59,802	-19.7%
EBIT.........................	35,451	49,947	-29.0%
Profit before tax..........	27,765	39,867	-30.4%
Taxes.........................	(5,381)	(7,990)	-32.7%
Net profit....................	22,384	31,877	-29.8%
Underlying Growth........	-6.8%	15.8%	-22.6%
Earnings per share (EPS).	0.00725	0.01110	-34.7%



Financial highlights 1H

actavis
creating value in pharmaceuticals

Revenues by segments

1H 2004 1H 2005



Other Revenues 6%
API 4%
Intellectual Property 2%
Own brand 49%
3rd party sales 39%
Other Revenues 7%
API 5%
Intellectual Property 3%
Own brand 61%
3rd party sales 24%

Financial highlights 1H

actavis
creating value in pharmaceuticals

Sales by geographic region

1H 2004 1H 2005



Others 6%
Baltics 1%
Spain 2%
Netherlands 3%
Iceland 3%
Austria 4%
Scandinavia 4%
UK 6%
Serbia 6%
Germany 24%
Russia, Ukraine & CIS 10%
Bulgaria 12%
Turkey 19%
Others 9%
Baltics 1%
Spain 2%
Ukraine 3%
Netherlands 3%
Iceland 4%
Austria 2%
Scandinavia 5%
UK 3%
Serbia 7%
Germany 11%
Russia & CIS 12%
Bulgaria 13%
Turkey 28%

actavis
creating value in pharmaceuticals

Revenues by quarter



€ Million
140
120
100
80
60
40
20
0
107
105
112
102
122
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005

actavis
creating value in pharmaceuticals

EBITDA to revenue



€ Million
30
20
10
0
30%
25%
20%
15%
10%

	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005
EBITDA	24.7	26.5	26.1	24.6	23.4
EBITDA to Revenues	23.1%	25.2%	23.4%	24.1%	19.2%

actavis
creating value in pharmaceuticals

Cost ratios development
EUR million



60%
50%
40%
30%
20%
10%
0%
% of revenue

EUR million	Cost of Sales	Sales & Marketing	R&D	General	Total
1Q 2004	65.4	14.2	8.4	11.0	99.0
2Q 2004	53.0	14.2	8.0	11.7	86.9
1Q 2005	50.5	14.1	8.9	9.4	82.9
2Q 2005	63.1	20.7	9.5	12.1	105.4

actavis
creating value in pharmaceuticals

Balance sheet
Assets



EUR million
1,200
1,000
800
600
400
200
0

	30/6 2005	31/12 2004	Change
Non-current assets	503.7	442.1	61.7
Current assets	537.3	242.1	295.2
Total assets	1,041.1	684.2	356.9

Balance sheet
Equity & liabilities

actavis



EUR million
1,200
1,000
800
600
400
200
0

	30/6 2005	31/12 2004	Change
Stockholders' equity	586.1	281.8	304.3
Minority interest	11.7	9.9	1.9
Non-current liabilites	168.2	183.1	-15.0
Current liabilites	275.0	209.4	65.7
Total equity and liabilities	1,041.1	684.2	356.9

Cash Flow
EUR '000

actavis

	1H 2005	1H 2004
Working capital from operating activities	53,556	42,832
Net Cash provided by operating activities	37,807	16,691
Investing activities	-63,213	-25,253
Financing activities	84,367	-1,401
Net change in cash and cash equivalents	58,961	-9,963
Effects of foreign exchange adjustments	1,927	369
Cash and cash equivalents at beginning of period	17,325	29,968
Cash and cash equivalents at end of period	78,213	20,374



actavis
creating value in pharmaceuticals
Sales performance

Divisional overview

actavis

Main divisions for sales of products and intellectual property

Sales & Marketing, International (Own-Label)
- Own-label products developed by Actavis or in-licensed from other companies, but in Actavis livery
- Key markets include Turkey, Bulgaria, Russia, Serbia and Scandinavia

Sales & Marketing, Third-Party Global
- Sales of products developed by Actavis to third parties
- Key markets include Germany, Austria, the Netherlands, Spain and Denmark

North America Division
- Affects Actavis results from beginning of July
- Sales of Own Label products


actavis
creating value in pharmaceuticals
Own-Label Sales - 2Q & H1

actavis

Sales development

EUR137.4 million

Own-Label sales by quarters

	1Q 2005	2Q 2005	2Q 2004	1H 2005	1H 2004
Sales	64.2	73.2	57.2	137.4	112.8
% of Group Revenues	63.0%	60.0%	53.7%	61.4%	47.8%
Underlying Growth	14.0%	26.6%	6.8%	20.4%	-1.5%

- Highlights for 2Q and H1
  - Sales up 28% in 2Q, 22% for 1H
  - Own-label represented 61.0% of the Group's revenue in 1H
  - Strong growth in all key markets
  - Continued pressure on prices in Turkey
  - Number of new product launches in all key markets
  - Focus on integration work of latest acquisitions of Own Label marketing companies
  - Performance in line with expectations

actavis

Own-Label sales - H1

Top 10 products


Total EUR137.4 million
EUR million
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Cravit
Oraceftin
Troxevasin
Bioment
Alfasid
Phezam
Sedalgin Neo
Helipak
Enalapril
Spasmalgon

Top 10 products account for 35% of Own-Label sales

actavis

Sales by therapeutic classes and markets - H1


Own-Label sales by markets
1H 2005
ROW 4%
Serbia 10%
Nordic Region 10%
Turkey 39%
Russia, Ukraine & CIS 20%
Bulgaria 18%
Own-Label sales by therapeutic classes
1H 2005
Other 15%
Anti-Infectives 31%
Alimentary 14%
CNS 17%
Cardiovascular 21%

Own-Label - key markets

Turkey - 39% of division sales

- Strong growth from 2004, sales up 54.0% in 2Q and up 37.1% in H1
- Government imposed price decreases - pressure on margins
- Solid growth expected in second half



EUR million
1H 2005
60
50
40
30
20
10
0
37.1%
1H 2004
1H 2005

Bulgaria - 18% of division sales

- Sales up 8.4% in 2Q and up 5.2% in H1
- New reimbursement levels with authorities expected to generate more revenue in coming months
- Number of new product launches in H1
- Good outlook with number of new products launched in second half



EUR million
1H 2005
30
25
20
15
10
5
0
5.2%
1H 2004
1H 2005

Own-Label - key markets

Russia, Ukraine & CIS - 20% of d.sales

- Excellent growth from 2004 of 26.6% in 2Q and up 32.3% in H1
- Three new market launches with several new launches in H2
- Performance exceeded expectations



EUR million
1H 2005
30
25
20
15
10
5
0
32.3%
1H 2004
1H 2005

North Europe - 11% of division sales

- Negative growth of 2.4% from 2004 in Q2 and -0.5% in H1
- Performance under expectations
- Competition remains but number of launches in H2 supporting growth



EUR million
1H 2005
20
15
10
5
0
-0.5%
1H 2004
1H 2005



actavis
Third-Party Sales
Asyran

Sales development
EUR60.1 million

Third-Party sales by quarters - highlights

	1Q 2005	2Q 2005	2Q 2004	1H 2005	1H 2004
Sales	26.8	33.3	38.6	60.1	112.8
% of Group Revenues	26.3%	27.3%	36.2%	26.8%	47.8%
Underlying Growth	54.6%	-13.8%	22.2%	38.5%	41.4%

Highlights for 2Q and H1 2005

- Performance under expectations for 2Q
- Delivery constraints in 2Q in Icelandic manufacturing site, due to complicated launches
- Three product launches in Q2
  - First to market with Benazapril Hydrochlorothiazide in Germany
  - First to market with Fosinopril in UK and the Netherlands
  - Lamotrigine (two forms) launched in nine different EU countries
- Sale of intellectual property above expectations

Third-Party - H1
Total EUR60.1 million

Sales by segments



Finishead Products
90%
10%
Intellectual Property

Sales by therapeutic class



Alimentary 1%
Other 5%
Anti-infectives 12%
Cardiovascular 33%
CNS 50%

Intellectual Property
- 6.2 million, up 16% over 2004
- Revenue from 28 products

Finished products
- 53.8 million, down 42% over 2004
- Revenue from 32 products

Third-Party sales by markets - H1
Finished products total EUR53.8 million



Other 16%
Germany 36%
Belgium 5%
France 4%
Denmark 8%
Spain 6%
Netherlands 8%
Austria 6%
UK 9%

*Market split excludes Intellectual property

Third-Party - H1
Top 10 products

Total EUR53.8 million



EUR Million
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Citalopram
Ciprofloxacin
Lamotrigine Dispersible
Paroxetine
Lisinoril HTC
Lisinopril
Lamotrigine Conventional
Ramipril Tablets
Mirtazapine
Ramipril HCT

Top 10 products account for 76% of finished products sales

Chief executive appointment



Mark Keatley
Chief Executive of Finance



- Joins Actavis from Farmar SA, the leading European contract manufacturer of pharmaceuticals
- 10 years experience at Board level as CFO at international companies
- Prior experience as an investment banker - International Finance Corporation in Washington DC

- Been through the process of two stock exchange listings, in London and New York
- Holds an MBA degree from Stanford Business School, USA,
- MA in History
- Qualified accountant in the UK where he is a member of the UK Chartered Institute of Management Accountants

Outlook



Outlook

- The Group is expected to show strong progress in second half
- Amide incorporated into Group's accounts from beg. of July - significantly supporting growth and margins
- Own Label division expected to continue to deliver strong growth
- Third Party division is expected to show improvement in H2 but still to show a slightly reduced sales over 2004
- Third quarter expected to show good improvement in margins and growth and fourth quarter with strongest growth and margins

The Group expected to be on target with 26% for full year and underlying growth in single digits



Investor & Media Relations:

Robert Wessman, President & CEO	Tel: +354 535 2300
Halldór Kristmannsson, Corporate comm.	Tel : +354 535 2300/ +354 840 3425
Financial Dynamics - London David Yates, Julia Phillips	Tel: +44 (0) 207 831 3113
Financial Dynamics - NY Charles Armitstead	Tel: (+1) 212 850 5600

creating value in pharmaceuticals

9 August 2005

Actavis reports net profits of EUR22.4 million for 1H 2005

Actavis Group hf. ("ACT"), the international generic pharmaceuticals company, announces its results for the quarter ended 30 June 2005.

Highlights -second quarter and first half 2005

- Total revenue up 14.4% to EUR122.0m in Q2 (Q2 2004: EUR106.6m)
- Own Label sales up 27.9% in Q2, but delivery issues slow Third Party progress
- EBITDA, down 5.3% to EUR23.4m (Q2 2004: EUR24.7m) , due to delivery constraints and price reductions in Turkey
- Net profit in 2Q was EUR11.3 and for H1 EUR22,4
- Lamotrigine (CNS) in two dosage forms launched in nine different European markets and Actavis first to market with Benazepril Hydrochlorothiazide tablets in Germany
- Actavis acquired Amide Pharmaceuticals Inc. the US based generic pharmaceutical company, for EUR414m
- Successful rights issue and sale of treasury shares, raising ISK21bn (EUR263m)

Post period end events

- Syndicated loan facility of EUR600m completed, significantly reducing Group borrowing costs
- Actavis was first to market with Fosinopril tablets
- Divestment of veterinary API manufacturing site in Bulgaria
- Completion of acquisition of Amide
- Acquisition of three generic products from Novartis for US market

	Three months ended 30 June			Six months ended 30 June		
Thousands of Euro	2Q 2005	2Q 2004	% Change	1H 2005	1H 2004	% Change
Total revenues	121,989	106,622	14.4%	223,779	235,881	-5.1%
Total expenses	(105,409)	(86,886)	21.3%	(188,328)	(185,934)	1.3%
EBITDA	23,445	24,747	-5.3%	48,010	59,802	-19.7%
EBITDA/revenues	19.2%	23.2%	-4.0%	21.5%	25.4%	-3.9%
Profit before tax (PBT)	16,093	12,228	31.6%	27,765	39,867	-30.4%
Net profit	11,291	10,053	12.3%	22,384	31,877	-29.8%
Earnings per share (EPS)	0.00354	0.00359	-1.4%	0.00725	0.01110	-34.7%

Actavis President & CEO, Robert Wessman, commented:
"The quarter was a busy period for us and we completed the purchase of the US generic company, Amide, our largest acquisition to date. We saw positive results in our Own Label division with strong growth in all key markets but our Third Party business was impacted by delivery constraints, resulting in lower EBITDA margins and profits for the Group in the quarter. However, with a significant number of new product launches expected in the second half, we are optimistic that we are on track to meet our targets for the year as a whole, supported by continued strong growth in the Own Label division and the consolidation of Amide into the Group accounts. We are pleased to report that Amide is already performing above our expectations."

Group Strategy

Actavis is committed to driving growth through aggressive product launches, penetration of new markets, regulatory approvals of new generic pharmaceuticals and by leading the consolidation of a still fragmented industry through strategic acquisitions.

Actavis' strategy is to develop and strengthen its value chain which will enable the Group to exploit its strategy to be first to market with new products, reduce costs, penetrate existing markets and expand its international sales and marketing networks.

Financial highlights - Q2 and H1

Income

Total revenues were EUR122.0 million in the quarter (Q2 2004: EUR106.6 million) and EUR223.8 million for the first six months (H1 2004: EUR235.9 million). Underlying growth for Own Label products was 26.6% in the quarter with strong performance in Turkey, in addition to strong growth in the Russia, Ukraine, CIS countries and other key markets. Sales to third parties were below expectations with negative growth of -13.8% from 2004. One of the reasons for lower Third Party sales were delivery constraints in the Icelandic manufacturing site, due to the complexity of the May and June launches, resulting in lower sales in the quarter than expected. The Group's underlying growth (including Own Label Sales, Third Party Sales, sales of dossiers and other revenue) is therefore up 11.4% in the quarter but down 6.8% overall in the first half.

	Three months ended 30 June			Six months ended 30 June		
Thousands of Euro	**2Q 2005**	**2Q 2004**	**UG %**	**1H 2005**	**1H 2004**	**UG %**
Own Label	73.212	57.243	26.6%	137.362	112.809	20.4%
Third Party sales and dossiers	33.273	38.618	-13.8%	60.076	97.665	38.5%
API (Active Pharmaceutical Ingredients)	5.242	4.806	9.1%	11.005	10.489	4.9%
Other revenues	10.262	5.955	31.2%	15.336	14.918	13.8%
Total revenues	**121.989**	**106.622**	11.4%	**223.779**	**235.881**	-6.8%

Operating expenses

Operating expenses during the second quarter increased by 21.3% to EUR105.4 million (Q2 2004: EUR86.9million). For the first half of 2005, operating expenses grew by 1.3% to EUR188.3 million (H1 2004: EUR185.9 million). Cost of sales was EUR63.1 million in the quarter (Q2 2004: EUR53.0 million, up by 19.1%, as a result of changes in product mix and is now 51.7% of total revenues compared to 49.7% in Q2 2004. Sales and marketing expenditure was EUR20.7 million (Q2 2004: EUR14.2 million), up by 45.5%, due to increased marketing efforts in our branded markets in Turkey and Russia, where we experienced strong growth in the period. We expect this ratio to fall in the remainder of the year since increased marketing effort in the quarter will benefit the division in the second half of the year.

Research and development expenses increased by 18.9% compared to Q2 2004 and amounted to EUR9.5 million. However, R&D cost is just slightly higher than in the first quarter and, reflects increased output from the Group's development activities. Capitalized development cost represented an additional EUR5.1 million in the second quarter (Q2 2004: EUR4.3 million) and for the first six months it was EUR9.0 million (H1 2004: EUR8.4 million).

	Three months ended 30 June			Six months ended 30 June		
Thousands of Euro	**2Q 2005**	**2Q 2004**	**% Change**	**1H 2005**	**1H 2004**	**% Change**
Cost of goods sold	(63,090)	(52,962)	19.1%	(113,636)	(118,399)	-4.0%
Sales and marketing expenses	(20,722)	(14,243)	45.5%	(34,844)	(28,432)	22.6%
Research and development expenses	(9,497)	(7,987)	18.9%	(18,374)	(16,388)	12.1%
General and administrative expenses	(12,100)	(11,694)	3.5%	(21,474)	(22,715)	-5.5%
Total operating expenses	**(105,409)**	**(86,886)**	21.3%	**(188,328)**	**(185,934)**	1.3%

EBITDA

Earnings before interest, tax, exceptional items, depreciation and goodwill amortisation ("EBITDA") was EUR23.4 million in the second quarter (Q2 2004: EUR24.7 million). For the first six months EBITDA was

EUR48.0 million (H1 2004: EUR59.8 million). This represents an EBITDA to revenue margin of 19.2% for Q2 and 21.5% for the first half. Lower EBITDA derives from a number of causes: firstly, a mandatory price reduction in Turkey of 8.8% introduced on 15 July (which followed a previous decrease as of 1 January), affecting all pharmaceutical companies in the country, which resulted in credit payments by the end of June being made to wholesalers amounting to EUR2.6 million, which significantly reduced the EBITDA margin for Fako and the Group as a whole, secondly, the fact that a low number of new products were launched in the first half of the year; thirdly, higher sales and marketing cost in the period than in previous quarters because of intensive marketing campaigns in Turkey and in Russia, supporting the strong growth in these regions.

Despite a lower margin in the first half, the EBITDA margin is expected to significantly improve in the second half, especially in the fourth quarter, as previously anticipated. For the year as a whole, the Company remains on target and is expected to deliver an EBITDA to revenue margin of 26% or above.

	Three months ended 30 June			Six months ended 30 June		
Thousands of Euro	2Q 2005	2Q 2004	% Change	1H 2005	1H 2004	% Change
EBITDA	23,445	24,747	-5.3%	48,010	59,802	-19.7%
EBITDA/revenues	19.2%	23.2%	-4.0%	21.5%	25.4%	-3.9%

Tax
The Company's tax charge was EUR4.8 million in the second quarter of 2005, and the effective tax rate was 29.8%. For the first six months the Company's tax charge was EUR5.4 million and the effective tax rate was 19.4%. The increase in the tax rate can mainly be explained by strong performance of Fako in Turkey, were corporate tax rate is 37%. The effective tax rate is positively affected by an increase in tax assets in Malta, amounting to EUR2.5 million during the period as a result of a special tax deduction offered to companies in Malta that is calculated both from the amount of investment in fixed assets and salaries paid. The tax asset is not paid but is offset against future taxable income. The effective tax rate of the Group is 28.3% for the first six months without the increased tax asset in Malta.

Profit and return on equity
Profit before tax was EUR16.1 million in the quarter (Q2 2004: EUR12.2 million) and EUR27.8 million for the first half (H1 2004: EUR39.9 million). Net profit was EUR11.3 million in the quarter (Q2 2004: EUR10.1 million) and EUR 22.4 million for the first half of the year (H1 2004: EUR31.9 million). Return on equity in Q2 was 12.0% compared to 27.5% in the previous year.

After tax earnings per share (EPS) were EUR0.00354 during Q2 (Q2 2004: EUR0.00359), down 1.4%. For the first half, EPS was EUR0.00725 down 34.7%.

Cash flow
During the second quarter, net cash provided by operating activities was EUR13.1 million in Q2 (Q2 2004: EUR10.8 million), representing an operating profit to cash conversion ratio of 0.79.

Capital expenditure
The Company's capital expenditure reached EUR21.9 million during the second quarter, representing 18.0% of revenues, and was EUR63.2 million for the first six months (28.2% of revenues). Investments in other companies amounted to EUR3.6 million (Q2 2004: EUR0.7 million), investments in development projects were EUR5.1 million (Q2 2004: EUR4.3 million) and in fixed assets EUR12.6 million (Q2 2004: EUR8.4 million) during the second quarter.

Q2 and Recent Developments

3 August
Actavis' recently acquired US subsidiary, Amide Pharmaceuticals Inc. ("Amide"), has acquired three generic pharmaceuticals from Novartis AG's subsidiary, Sandoz. This investment follows a ruling by the US Federal Trade Commission, approving Novartis' acquisition of Eon Labs Inc. on the condition that it divests three overlapping products to Amide to encourage competition in the US market. The three products Desipramine (Anti-depressant), Orphenadrine (Muskulo-skeletal) and Rifampin (Antibiotic), are a valuable addition to Amide's portfolio

28 July
Actavis completed the acquisition of Amide, . Amide was acquired for an initial consideration of EUR414 million (US$500 million)in cash with up to an additional EUR83 million (US$100 million) payable over two years subject to performance. The deal brings together two premier generic companies with complementary strengths in Europe and the US and represents a significant milestone in Actavis' plans to become one of the leading global companies within the sector.

25 July
Actavis successfully closed a EUR600 million syndicated credit facility. After a very successful syndication, Actavis opted to increase the loan from EUR500 million to EUR600 million. The loan supported Actavis' acquisition of Amide and will also be used to refinance Actavis' existing short-term and long-term debt over five years. The loan will significantly lower Actavis' borrowing costs and improve its capacity and flexibility to take advantage of opportunities in the market.

22 July
Actavis divested its Bulgarian subsidiary, Balkanpharma Razgrad AD, to Biovet AD Peshtera. Actavis divested a part of the site, which manufactures API's and veterinary products. Actavis will continue operating the part of the plant related to the manufacture of finished forms. The sale is not expected to have a material affect on Actavis' financial results or its operations in 2005. The sale of the plant reflects Actavis' strategy to focus on the growth of its core business.

4 July
Actavis, announces that through its subsidiary, Medis, was first to market with two different strength doses of the cardiovascular product Fosinopril tablets in Dutch, British and Swedish markets upon patent expiry, at the end of June. The launch quantity is approximately 13 million tablets and the product is an important contributor to Actavis' strong cardiovascular product line. The product is not expected to have any material effect on the Company's financial results for 2005.

29 June
Through its subsidiary Medis, Actavis was first to the German market with the cardiovascular generic Benazepril Hydrochlorothiazide tablets. With a launch quantity of approximately 10 million tablets, the product is expected to be a good contributor to the Actavis portfolio, even though it is not expected to reach Actavis' top 10 product list in 2005.

24 June
A highly successful rights offering of new shares and treasury shares with nominal value of 543 million shares was completed in June. The offer price was ISK38.5 per share, amounting to ISK20.9 billion (EUR263 million) in market value, with oversubscription of 46.2%. The purpose of the share offering was to finance the acquisition of Amide, which was completed in July.

2 June
Actavis introduced two dosage forms of the CNS drug, Lamotrigine, in nine European countries through its subsidiary Medis. With a launch quantity of approximately 40 million tablets, these two products are expected to be strong contributors to the Actavis portfolio, although they may not reach Actavis' top 10 product list.

18 April
Actavis in Russia launched the (type product) Lisinoton under its own label in April. It presented its new product at the Russian national congress "People and Medicine" which was held in Moscow 18-22 April.

Divisional Review

Following the acquisition of Amide in May, Actavis now has three main divisions for the sale of the Group's products and intellectual property. These comprise Sales & Marketing International ("Own Label sales"), Sales & Marketing Third-Party Global ("Third-Party sales"), and finally the newly formed North America Division incorporating Own Label sales within that region.

Sales & Marketing, International Division, (Own-Label sales) which handles products developed either by Actavis itself or which have been in-licensed from other companies. Key markets for this division include Turkey, Bulgaria, Russia & CIS, Serbia and the Nordic region.

Sales & Marketing, Third Party - Global Division, which handles sales of intellectual property developed by Actavis and sales of finished products to third parties. Key markets for this division include Germany, the United Kingdom and the Netherlands. In addition, Austria, France, Spain and the Scandinavian countries will play an important role going forward.

North America Division, the revenues from which will be incorporated in the Group accounts from beginning of July. Approval from the competition authorities in the US was received by the end of June and completion of the deal was announced shortly thereafter.

Sales & Marketing, International Division - Own Label sales - 61.4% of total revenues

Financial performance for both the second quarter and the first half of the year is in line with management expectations. Total sales for this division grew 27.9% compared to the same period last year and were EUR73.2 million or 60% of Group's revenues (Q2 2004: EUR57.2 million). For the first six months revenues grew by 21.8%, amounting to EUR137.4 (H1 2004: EUR112.8 million). The division focused on growing through new product launches, as well as integrating the newly acquired companies. A strong performance was seen in Russia, Ukraine and the CIS region, in addition to good growth in both Turkey and Serbia. Biovena in Poland has been successfully integrated into the Group and integration of new subsidiaries in the Czech and Slovak Republics is ongoing.

A market by market commentary follows below.

Own Label sales by markets (EUR '000)

Market	2Q 2005	2Q 2004	% Change	1H 2005	1H 2004	% Change
Turkey	29.973	19.469	54,0%	53.059	38.700	37,1%
Bulgaria	12.408	11.447	8,4%	24.923	23.680	5,2%
Russia, Ukraine & CIS	14.806	11.693	26,6%	27.133	20.514	32,3%
Nordic Region	9.109	9.329	-2,4%	15.493	15.571	-0,5%
Serbia	6.437	3.961	62,5%	13.181	11.324	16,4%
Other	478	1.344	-64,4%	3.573	3.019	18,4%
Total Own Label	**73.211**	**57.243**	27,9%	**137.362**	**112.809**	21,8%

Highest selling products in Own Label in EUR million

Products	2Q 2005	1H 2005	Description
Cravit	4,9	8,3	Anti-Infective
Oraceftin	4,1	7,1	Anti-Infective
Troxevasin	3,6	5,9	Cardiovascular
Bioment	2,6	5,0	Anti-Infective
Alfasid	2,4	5,0	Anti-Infective

Turkey - 39% of Own Label sales

Sales grew by 54.0% compared to 2Q 2004 and were EUR30.0 million (2Q 2004: EUR19.5 million), with growth in the 1H of 37.1% compared to the same period in 2004. This increase was primarily due to volume increases, partially offset by price decreases. Effective from January 1 2005, the Turkish government imposed mandatory price decreases on all manufacturers, followed by a second price decrease of 8.8% in July. Turkey is still expected to show good growth in 2005. The strongest contributing products in H1 were the antibiotic products, Cravit, Oraceftin, Bioment and Alfasid.

Russia, Ukraine & the CIS Region - 20% of Own Label sales

The region experienced growth of 26.6% in 2Q 2005 compared to the same period in 2004 and sales grew by 32.3% in the first half, exceeding management expectations. Sales rose to EUR27.1 million (H1 2004: EUR20.5 million), mostly fuelled by strong growth in Russia and Ukraine. Core contributing products in the first half of the year were the OTC products, Troxevasin, Phezam and Almagel. This positive growth results from successful promotional activities, as well as increased demand for key products. Two

products were launched on the market in the first half and eight products[1] are expected to be launched in the second half of the year in the region.

Bulgaria - 18% of Own Label sales
Sales in Bulgaria grew 8.4% in the second quarter to EUR12.4 million (Q2 2004: EUR11.4 million 2004). In the first half sales grew by 5.2% to EUR24.9 million (H1 2004: EUR23.7 million). The growth can mainly be explained by a seasonal increase in hospital demand, effective promotional activities and successful completion of the negotiation of trade terms with major customers. The strongest contributor in this market is the cardiovascular product portfolio including Enalapril Hydrochlorthiazid (Cardiovascular) and Piracetam. Two new products were launched in the second quarter, Metfodiab (for the treatment of non-insulin dependant diabetes) and the anti-histamine Cetranax (Cetirizine). Six products are expected to be launched in the second half of this year.

Serbia - 10% of Own Label sales
Effective marketing activities and the winning of a government tender helped achieve sales in the second quarter of EUR6.4 million (Q2 2004: EUR4.0 million). First half sales were EUR13.2 million (H1 2004: 11.3 million). Major contributing products were Enalapril (Cardiovascular), Ranitidin and Omeprazole.

North Europe Region & the Baltic countries - 11% of Own Label sales
The North European region includes Iceland, Denmark, Sweden, Finland, Norway and the Baltic countries. Sales in this region decreased by 2.4% in 2Q 2005 compared to the same period in 2004 and totalled EUR9.1 million (2Q 2004: EUR9.3 million). In the first half sales decreased by 0.5% and were EUR15.5 million (H1 2004: 15.6 million). Pricing pressure and intense competition from originator companies and parallel importers inhibited growth.

Own Label Outlook
Emphasis will be placed on continued growth of the division and effective registration of new products. Integration is ongoing of the newly acquired subsidiaries in Czech Republic and Slovakia. Areas for expansion include Central and Eastern-Europe. The outlook for the division for the remainder of the year remains strong.

Sales & Marketing, Third Party - Global Division, 27% of total revenues

Sales in the second quarter were EUR33.3 million, down 13.8% (Q2 2004: EUR38.6 million) and were EUR60.1 million in the first half, down 38.5% (H1 2004: EUR97.7 million). The weaker performance in the second quarter arises from delivery constraints in Actavis' Icelandic manufacturing site, the high complexity of the new product launches in May and June, and a slight delay of product transfer to the Maltese site. This situation is expected to be resolved by the end of the year, but will nevertheless result in reduction in revenues from 2004. The year 2004 was exceptionally good because of the launches of the three Ramipril products in first half of 2004.

The division saw four new product launches in the second quarter: Lamotrigine conventional tablets and Lamotrigine dispersible tablets in May, Benazepril Hydrochlorothiazide tablets and Fosinopril tablets at the end of June. Both Lamotrigine products reached the top 10 revenue makers for the division in H1 2005, although they may not maintain that position for the full year.

The competitive environment in the division's most important market, Germany, is improving and sales to Germany in the second quarter grew over 40% compared to the first quarter. The UK market also improved significantly in the period. The Dutch market was also important in the quarter, as this is the main market for Fosinopril.

Third Party sales include the sale of intellectual property and finished products to third parties (other pharmaceutical companies).

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[1] **New market launch:** is when a product ("old product") previously launched in other markets is launched into new market.

Third Party product sales by markets (EUR '000)

Market	2Q 2005	2Q 2004	% Change	1H 2005	1H 2004	% Change
Germany	11.897	15.579	-23,6%	20.359	48.921	-58,4%
UK	4.371	4.360	0,2%	5.223	12.553	-58,4%
Netherlands	2.223	3.576	-37,8%	4.785	6.923	-30,9%
Denmark	1.183	2.202	-46,3%	2.346	4.154	-43,5%
Austria	817	2.084	-60,8%	3.609	3.415	5,7%
Spain	1.513	2.101	-28,0%	3.445	3.692	-6,7%
Belgium	1.745	1.220	43,1%	3.100	1.846	67,9%
France	1.041	794	31,2%	2.386	2.031	17,5%
Other	5.348	4.161	28,5%	8.596	8.769	-2,0%
Total Third Party	**30.138**	**36.079**	-16,5%	**53.850**	**92.303**	-41,7%

Highest selling products by Third Party sales in EUR million

Products	1H 2005	1H 2004	Description
Citalopram	11,5	19,9	Antidepressant
Ciprofloxacin	5,6	6,3	Anti-Infective
Lamotrigine Dispersible	4,4	N/A	Central Nervous System
Paroxetine	4,3	6,7	Antidepressant
Lisinoril HTC	2,9	5,2	Cardiovascular

Germany - 36% of Third Party sales

The pharmaceutical market in Germany is showing positive signs following a slow year in 2004. Sales in Germany were EUR11.9 million in 2Q 2005, down by 26.6% from previous year (2Q 2004: EUR15.6 million). This can mainly be explained be explained by delivery constraints in the Icelandic manufacturing site. Sales in the first half were down 58.4% compared to the first half of 2005 (1H 2004: EUR48.9 million), with Lamotrigine dispersible, Citalopram, Ciprofloxacin and Ramipril HCT being the most important products. As expected, Lisinopril, which has traditionally been one of the most important products for the German market, has experienced reduced sales. This was mainly due to the fact that the product was launched over five years ago and supply agreements with some of the larger customers have expired.

Austria - 6% of Third Party sales

Sales in Austria were down by 60.8% as compared to 2Q 2004 and totalled EUR0.8 million (2Q 2004 EUR2.1 million). Sales in the first half were 3.6 million up 5.7% compared to the first half of 2005 (1H 2004: EUR3.4 million). Sales to Austria continue to decline as a result of lower sales of its largest product, Citalopram for international distribution. Sales of products for local marketing is showing positive signs with Lamotrigine dispersible tablets, which were launched in Austria in May, being the most important product on the market. The generic market in Austria is growing at a much faster rate than the overall pharmaceutical market.

Netherlands - 8% of Third Party sales

Sales in the Netherlands were down 37.8% from last year, amounting to EUR2.2 million (Q2 2004 EUR3.6 million). For the first six months, sales were down 30.9%, totalling EUR4.8 million (H1 2004: EUR6.9 million). The highest selling product was Citalopram, followed by Ciprofloxacin for international distribution and Fosinopril - the Netherlands is the most important market for Fosinopril. The decrease in sales can mainly be explained by delivery constraints in the Iclelandic manufacturing site.

Spain - 6% of Third Party sales

Sales to Spain were somewhat lower in second quarter as compared to the first quarter, which was an exceptional quarter in this country due to the launch of Sertraline. Sertraline is still the highest selling product in the first half of the year, followed by Paroxetine and Enalapril. Sales in the first half were comparable to the same period last year.

France - 4% of Third Party sales

Sales to the French market were up by 31.2% in the quarter. The highest selling product in the the first half was Paroxetine, which was launched in the first quarter, followed by Ciprofloxacin, Enalapril and Citalopram.

The UK - 9% of Third Party sales
Product sales in the UK grew by 0.2% as compared to 2004 and totalled EUR4.4 million in the second quarter. For the first six months sales totalled EUR5.2 million (H1 2004: EUR12.6 million). The UK market has improved considerably following a very slow first quarter and the sales in Q2 were a fivefold increase on sales in Q1. The most important product was Citalopram followed by Lamotrigine conventional tablets, Ramipril capsules and Paroxetine.

Intellectual Property
Sales of intellectual property were in line with expectations, with Ramipril tablets, Benazepril HCT, Ramipril capsules, Terbinafine and Fosinopril being the strongest contributors.

Third Party Outlook
Sales in the second half are expected to be higher than sales in the first half but, for the year as a whole, the division is expected to deliver reduced sales compared to 2004 which was an exceptional year for the division, with major launches of the Ramipril products. One product launch will take place in August and three in the fourth quarter. The division maintains high market share for Citalopram, its highest selling product but pressure on prices remains high due to strong competition.

Research and Development
The Group has 445 products on Group markets, in addition to the newly acquired portfolio of another 67 products on the US market (Amide).

Including Amide the group had 97 products[2] in the development pipeline in addition to 32 products that were in registration, a total of 129 products.

Product launches
Three new products[3] were launched in 1H 2005 to the EU markets. The Group plans to launch nine new products to the market in 2H 2005. Four of those products are for the North-American division. The Group relaunched a total of 49 existing products to new markets[4] 1H 2005, nine for third-party customers and 40 for own-label markets.

EU Marketing Authorisations
A total of 89 first Marketing Authorisations in preparation for new market launches were received in EU markets and another 14 for other European markets, were granted in the first half of 2005.
A total of 270 first Marketing Authorisation Applications were submitted in EU markets and another 35 in other European markets, in the first half of 2005.
277 registrations were ongoing at the periods end for EU markets and another 103 for other European markets.

ANDA[5] filings
Two new applications for the US market were completed in 1H 2005. One ANDA was granted in the period and 15 were ongoing at the periods end.

In-licensing
Eight In-licensing projects were finalised in the first half of 2005 for the EU markets.

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[2] **Product:** is defined as molecule per form per multiple strength (eg Lamotrigine dispersible and conventional tablets are then two products). Own brand registrations should be defined in the same manner.

[3] **New product launch:** a launch of a new product in the first market e.g. Germany.
Entering another market at a later date with the same product (now defined as old product) is **NOT** a new product launch.

[4] **New market launch:** is when a product ("old product") previously launched in other markets is launched into new market.

[5] Abbreviated New Drug Application for the US market

Outlook

In addition to making strategic acquisitions to lead the consolidation of a still fragmented industry, Actavis is committed to driving further organic growth through innovative product launches, penetration of new markets and regulatory approvals of new generic pharmaceuticals.

The Group is expected to show strong progress in the second half of the year. Although EBITDA and net profit was lower in the second quarter than anticipated, they are expected to pick up in the second half of the year. The Group's North America division (Amide) will be incorporated in the Group's accounts as from beginning of July and is expected to significantly support sales growth and EBITDA margins. For the first half of 2005, financial performance of Amide has significantly exceeded the Company's expectations and the remainder of the year is also expected to be strong for Amide, with an expected EBITDA to revenue margin of at least 45% for the year as whole. The Own Label division is expected to deliver continuing strong growth in the second half whilst the Third Party division is expected to show improvement in the second half but is still expected to show reduced sales compared to 2004.

The Company expects a strong third quarter with improved margins and growth, furthermore, the fourth quarter is expected to deliver the best quarter of the year as a result of a number of new product launches, both in Europe and the US, delivering high EBITDA margin and good growth. For the full year 2005, the Company is expected to be on target with its EBITDA margin of 26% and underlying growth in single digits.

Shareholder Structure

The Actavis Group shareholder structure as of 1 August 2005 is demonstrated in the table below:

Shareholders	Ownership (%)
Amber International and related parties *	36,2%
Insitutional investors	41,5%
Private investors	20,4%
Management	1,8%
Treasury shares	0,1%
	100%
Total Shares	3.338.645.294
Outstanding shares	3.335.345.485

* Amber International and related parties are controlled by Actavis' Chairman, Thor Bjorgolfsson.

Method of Consolidation

The consolidated financial statements comprise the financial statements of Actavis Group hf. and its subsidiaries. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Group companies are those companies in which the parent company has a controlling financial interest through direct and indirect ownership of a majority voting interest or effective managerial and contractual control. The subsidiaries held or acquired exclusively with a view to subsequent resale are excluded from consolidation and are included as available-for-sale investments and measured at fair value where this can be reliably measured or at cost less impairment losses where fair value cannot be reliably measured. All material intra-group balances, transactions and any unrealised gains from intra-group transactions have been eliminated in consolidation. The equity and net income attributable to minority interests are shown as separate items in the consolidated financial statements.

Auditing

The interim consolidated financial statements have been reviewed by the Group's auditors.

Actavis' Financial Calendar

Q3 results	15 November 2005
Q4 and annual results	14 February 2006
Q1 results	27 April 2006
Q2 results	1 Agust 2006

Financial calendar is also available on the Actavis' website, www.actavis.com

Presentation of Financial Results

An open meeting wil be held at the Nordica Hotel in Reykjavik, Iceland, at 08:15 GMT on 10 August 2005. A copy of the presentation will be available on www.actavis.com following the meeting.

Enquiries:

Investors
Robert Wessman Actavis Group President & CEO Tel: +354 535 2300

Investors / Media
Halldor Kristmannsson, Actavis Corporate Communications Tel: +354 535 2300 / +354 840 3425

Financial Dynamics - London / US
David Yates/Julia Phillips/Davina Langdale (London) Tel: +44 (0) 207 831 3113
Jonathan Birt, Charlie Armitstead (New York) Tel: +212 850 5634

About Actavis

Actavis is an international pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of high quality generic pharmaceuticals. The Group has also established itself as a supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in 28 countries with around 7,000 employees. In addition to development and manufacturing facilities in Bulgaria, US, Turkey, Malta, Iceland and Serbia, Actavis has an extensive sales network. The Group has built a strong market position in Europe and is entering the US market through its newly acquired company Amide. Furthermore, Actavis is constantly looking to establish itself in new markets. Actavis' intellectual property has resulted in Actavis and its customers being first to market with generic products when patents expire.

Forward Looking Statements

This press release contains forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims and exposure to environmental liability.

Following are the financial statements.

Income Statement	2Q 2005	2Q 2004	1H 2005	1H 2004
Net sales	115,720	103,636	212,678	221,108
Cost of goods sold	(63,090)	(52,962)	(113,636)	(118,399)
Gross profit	**52,630**	**50,674**	**99,042**	**102,709**
Other income	6,269	2,986	11,101	14,773
Sales and marketing expenses	(20,722)	(14,243)	(34,844)	(28,432)
Research and development expenses	(9,497)	(7,987)	(18,374)	(16,388)
General and administrative expenses	(12,100)	(11,694)	(21,474)	(22,715)
	(36,050)	(30,938)	(63,591)	(52,762)
Profit from operations (EBIT)	**16,580**	**19,736**	**35,451**	**49,947**
Income / (Loss) from associates	0	(282)	0	(564)
Financial income/(expenses)	(487)	(7,226)	(7,686)	(9,516)
Profit before tax	**16,093**	**12,228**	**27,765**	**39,867**
Income tax	(4,802)	(2,175)	(5,381)	(7,990)
Net profit	**11,291**	**10,053**	**22,384**	**31,877**
Attributable to:				
Equity holders of the Company	10,514	9,604	20,893	30,936
Minority interest	777	449	1,491	941
Profit for the period	11,291	10,053	22,384	31,877

Balance sheet	30.6.2005	31.12.2004	30.6.2005	31.12.2004
Non-current assets	503,739	442,085	503,739	442,085
Current assets	537,312	242,081	537,312	242,081
Total Assets	1,041,051	684,166	1,041,051	684,166
Stockholders' equity	586,140	281,823	586,140	281,823
Minority interest	11,704	9,853	11,704	9,853
Non-current liabilities	168,166	183,123	168,166	183,123
Current liabilites	275,040	209,367	275,040	209,367
Total equity and liabilities	1,041,051	684,166	1,041,051	684,166

Cash flow	2Q 2005	2Q 2004	1H 2005	1H 2004
Working capital from operating activities	28,797	13,126	53,556	42,832
Net cash provided by operating activites	13,052	10,833	37,807	16,691

Key ratios	2Q 2005	2Q 2004	1H 2005	1H 2004
EBITDA	23,445	24,747	48,010	59,802
EBITDA/revenues	19.2%	23.2%	21.5%	25.4%
EBIT/revenues	13.6%	18.5%	15.8%	21.2%
Earnings per share (EPS)	0.00354	0.00359	0.00725	0.01110
Profit to sale	9.3%	9.4%	10.0%	13.5%
Return on equity (ROE)	11.49%	17.33%	13.39%	27.47%
Equity ratio	0.57	0.43	0.57	0.43
Current ratio	1.95	1.16	1.95	1.16
Internal value of shares	13.69	7.79	13.69	7.79

Actavis Group hf.

Consolidated interim financial statements
Six months ended 30 June 2005
Euro

Contents

Endorsement by the board of directors and the president and CEO

The consolidated interim financial statements of Actavis Group include the interim financial statements of Actavis Group hf. (the Company) and its subsidiaries, together referred to as (the Group).

Net profit for the period amounted to EUR22.4 million, according to the income statement. Total equity amounted to EUR597.8 million at the end of the period according to the balance sheet. Changes in total equity and appropriation of net profits are further explained in the interim financial statements. Two stockholders owned more than 10% share in the Company at the end of the period, Amber International Ltd. with 35.3% ownership and Landsbanki Luxemburg S.A. with 11.8% share.

At the beginning of the year Actavis hf. and Omega Farma ehf. were merged under the name of Actavis hf. and all assets, liabilities and commitments of Omega Farma ehf. were transferred to Actavis hf. The merger has no effect on the interim financial statements.

At the beginning of February the Company gained control over the Polish company Biovena Pharma Sp., specialising in sales and marketing. The company is included in the financial statements as of 1 February 2005.

At the beginning of April the Company acquired the Indian company Lotus Laboratories Ltd. and the Czech company Pharma AVALANCHEe s.r.o. Lotus Laboratories specialises in research and development and Pharma AVALANCHEe in sales and marketing of generics. The companies are included in the financial statements as of 1 April 2005.

In May the Company signed a stock purchase agreement for the purchase of the American company Amide Pharmaceuticals Inc., which specialises in developing, manufacturing and marketing pharmaceuticals. The income statement of the Group was not affected by this agreement during the period. The acquisition was supported by a EUR263 million share offering and a sales of treasury shares along with a EUR600 million syndicated credit facility which was also used to refinance the Group's existing short-term and long-term debts.

The accompanying financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) for the second time, as further explained in Note 2. The Group's interim financial statements have previously been prepared in accordance with the Financial Statements Act and generally accepted accounting principles in Iceland. The changes in the stockholder's equity 1 January 2005 as a result of the implementation of IFRS is an increase of EUR5.8 million.

The board of directors and the president and CEO of Actavis Group hf. hereby confirm the Group's consolidated interim financial statements for the six months ended 30 June 2005 with their signatures.

Reykjavik, 9 August 2005.

Chairman of the board of directors:

Bjorgolfur Thor Bjorgolfsson

Board of directors:

Andri Sveinsson
Karl Wernerson
Sindri Sindrason

President and CEO:

Robert Wessman

Auditors' report

To the Board of directors of Actavis Group hf.

We have reviewed the accompanying consolidated balance sheet of Actavis Group hf. (the Group) as of 30 June 2005, and the related consolidated statements of income, changes in equity and cash flows for the six months period then ended (the interim financial information). This consolidated interim financial information is the responsibility of the Group's management. Our responsibility is to issue a report on this interim financial information based on our review.

We conducted our review in accordance with the International Standard on Review Engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information does not give a true and fair view of the financial position of the Company as of 30 June 2005, and the financial performance and cash flows for the interim period then ended, in accordance with IAS 34, 'Interim Financial Reporting'.

Without qualifying our review conclusion, we draw attention to Note 2 to the consolidated interim financial information that explains the Group's transition to International Financial Reporting Standards (IFRS). As explained in Note 2 there is a possibility that the Group's management may determine that changes to the accounting policies adopted in preparing the consolidated interim financial information are necessary when it prepares its first IFRS financial statements as of 31 December 2005.

Reykjavik, 9 August 2005

Alexander G. Edvardsson
Audur Thorisdottir

KPMG Endurskodun hf.

Consolidated interim income statement for the six months ended 30 June 2005

	Notes	Second Quarter 1 April - 30 June 2005	2004	Six months 1 January - 30 June 2005	2004
Operating revenues					
Net sales		115,720	103,636	212,678	221,108
Cost of goods sold		(63,090)	(52,962)	(113,636)	(118,399)
Gross profit		52,630	50,674	99,042	102,709
Other income		6,269	2,986	11,101	14,773
Sales and marketing expenses		(20,722)	(14,243)	(34,844)	(28,432)
Research and development expenses		(9,497)	(7,987)	(18,374)	(16,388)
General and administrative expenses		(12,100)	(11,694)	(21,474)	(22,715)
		(36,050)	(30,938)	(63,591)	(52,762)
Profit from operations		16,580	19,736	35,451	49,947
Income / (loss) from associates		0	(282)	0	(564)
Financial income/(expenses)	5	(487)	(7,226)	(7,686)	(9,516)
Profit before tax		16,093	12,228	27,765	39,867
Income tax		(4,802)	(2,175)	(5,381)	(7,990)
Profit for the period		11,291	10,053	22,384	31,877
Attributable to:					
Equity holders of the Company		10,514	9,604	20,893	30,936
Minority interest		777	449	1,491	941
Profit for the period		11,291	10,053	22,384	31,877
Earnings per Share	6				
Basic Earnings per Share (EUR)		0.00354	0.00359	0.00725	0.01110
Diluted Earnings per Share (EUR)		0.00352	0.00360	0.00723	0.01109

Interim financial statements of Actavis Group hf. 30 June 2005 5 *Amounts are in thousands of euro*

Consolidated interim balance sheet
at 30 June 2005

Assets

	Notes	30/6/2005	31/12/2004
Goodwill	7	264,872	236,801
Other intangible assets	8	38,819	30,622
Property, plant and equipment	9	175,232	145,228
Investment in associated companies		2,088	2,032
Other investments		2,607	6,155
Deferred tax assets	18	20,121	21,247
Non-current assets		503,739	442,085
Inventories	11	86,911	71,572
Trading investments		7,353	0
Trade receivables	12	141,241	113,974
Other receivables	12	223,594	39,210
Cash and cash equivalents		78,213	17,325
Current assets		537,312	242,081
Total assets		1,041,051	684,166

Equity and liabilities

	Notes	30/6/2005	31/12/2004
Capital stock	13	42,825	36,181
Share premium and statutory reserve		350,489	98,332
Other reserves		3,386	(23,410)
Retained earnings		189,440	170,720
Stockholders' equity		586,140	281,823
Minority interest		11,704	9,853
Total equity		597,844	291,676
Interest bearing loans	16	146,405	162,983
Retirement benefit obligation		7,117	5,753
Obligations under finance leases	17	4,867	4,894
Deferred income tax liabilities	18	9,515	9,493
Provisions	19	262	0
Non-current liabilities		168,166	183,123
Interest bearing loans		185,237	129,868
Accounts payable and other liabilities		80,992	73,379
Obligations under finance leases	17	1,820	2,158
Provisions	19	6,991	3,962
Current liabilities		275,040	209,367
Total liabilities		443,206	392,490
Total equity and liabilities		1,041,051	684,166

Interim financial statements of Actavis Group hf. 30 June 2005 6 *Amounts are in thousands of euro*

Consolidated interim statements of cash flow
for the period January to June 2005

	Notes	30/6/2005	30/6/2004
Cash flows from operating activities			
Profit for the period		22,384	31,877
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation, amortization and impairment of fixed assets	9	9,361	6,398
Amortization / impairment of intangible assets	8	3,197	3,457
Currency fluctuations and indexation		11,053	(543)
Changes in deferred taxes		1,854	(419)
Other changes		5,707	2,062
Working capital provided by operating activities		53,556	42,832
Changes in operating assets and liabilities:			
Inventories, (increase) decrease		(9,653)	6,124
Receivables, increase		(7,146)	(36,666)
Short-term liabilities, increase		1,050	4,401
Changes in operating assets and liabilities		(15,749)	(26,141)
Net cash provided by operating activities		37,807	16,691
Cash flows to investing activities			
Increase in intangible assets		(10,502)	(8,434)
Investment in property and equipment		(28,161)	(17,248)
Proceeds from sale of property and equipment		221	1,367
Investments in other companies net of cash acquired		(29,569)	(4,240)
Proceeds from sale of investments in other companies		3,583	1,628
Securities, change		1,215	1,674
Net cash used in investing activities		(63,213)	(25,253)
Cash flows from financing activities			
Changes in capital stock		69,664	(1,316)
Dividend paid		(4,204)	(3,182)
Changes in financal lease		(963)	0
Proceeds from long-term borrowings		1,185	61
Payments of long-term debt		(16,543)	(1,509)
Bank loans, increase		35,228	4,545
Net cash generated from (used in) financing activities		84,367	(1,401)
Net change in cash and cash equivalents		58,961	(9,963)
Effects of foreign exchange adjustments		1,927	369
Cash and cash equivalents at beginning of period		17,325	29,968
Cash and cash equivalents at end of period		78,213	20,374
Other information			
Interest paid		(6,934)	(6,457)
Income tax paid		(3,530)	(2,895)

Interim financial statements of Actavis Group hf. 30 June 2005 7 *Amounts are in thousands of euro*

Changes in total equity
for the period ended 30 June 2005

	Share capital	Share premium	Other reserves	Retained earnings	Shareholder's equity	Minority interest	Total equity
Balance at 1 January 2004	36,113	99,447	(21,252)	113,609	227,917	7,316	235,233
Translation difference			(2,158)		(2,158)		(2,158)
Purchases of treasury stock	(59)	(2,391)			(2,450)		(2,450)
Sales of treasury stock	127	1,276			1,403		1,403
Net profit for the year				60,286	60,286	3,996	64,282
Change in minority interest						(1,459)	(1,459)
Dividends				(3,175)	(3,175)		(3,175)
Balance at 31 December 2004	36,181	98,332	(23,410)	170,720	281,823	9,853	291,676
Change due to implementation of IAS 39				1,387	1,387		1,387
Adjusted equity at 1 January 2005	36,181	98,332	(23,410)	172,107	283,210	9,853	293,063
Translation difference			26,521		26,521		26,521
Sales of treasury stock	2,300	93,859			96,159		96,159
Accrued stock option			275		275		275
New shares issued	4,344	158,298			162,642		162,642
Net profit for the period				20,893	20,893	1,491	22,384
Change in minority interest					0	360	360
Dividend				(3,560)	(3,560)		(3,560)
Balance at 30 June 2005	42,825	350,489	3,386	189,440	586,140	11,704	597,844

Interim financial statements of Actavis Group hf. 30 June 2005 8 *Amounts are in thousands of euro*

Notes to the Consolidated Interim Financial Statements

1. General Information

Actavis Group hf. (the Company), is a limited liability company domiciled in Iceland. Actavis Group and it's subsidiaries (the Group) specialises in development, manufacturing and sales of generic pharmaceuticals for international markets. It is financially strong and has experienced rapid growth in recent years.

The Group operates across five continents and has its headquarters in Iceland. Principal markets include Germany, Turkey, Bulgaria, Serbia, Russia and the Nordic Countries. Teams of pharmacists, chemists and other scientific professionals help to make up a total workforce in excess of 7.000. The Group has modern manufacturing facilities in Bulgaria, Malta, Turkey and Iceland that are EU-GMP* approved. Additional manufacturing in Serbia currently services domestic and other markets for own-label products outside the EU. The plants produce a variety of medicines in different formulations including tablets, capsules, injectables, suspensions, suppositories, creams and ointments.

An extensive network of sales and marketing offices enables effective market penetration. Strategic acquisitions, the opening of new sales offices and intensive investment in the development of generic pharmaceuticals are fuelling the growth of the Group and have positioned it to take advantage of future opportunities.

These interim financial statements are presented in thousands of euros rounded to the nearest thousand, being the currency of the primary economic environment in which the group operates.

* Good manufacturing practice (GMP) is a system for ensuring that products are consistently produced and controlled according to quality standards.

2. Significant Accounting Policies

Basis of Accounting

The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) for the second time. The disclosures required by IFRS 1 concerning the transition from IS GAAP to IFRSs are given in Note 21.

The consolidated interim financial statements have been prepared on historical cost basis, except for the revaluation of certain properties and financial instruments. The principal accounting policies adopted are set out below.

Basis of Preparation

The consolidated interim financial statements have been prepared on the basis of stable platform of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The IFRS financial information has been prepared on the basis of all IFRS and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB effective for 2005 reporting.

The preparation of the interim financial statements in conformity with'IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgements about carrying values af assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The IFRS that will be effective or available for voluntary early adoption in the annual financial statements for the period ended 31 December 2005 are still subject to change and to the issue of additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period that are relevant to this interim financial information will be determined only when the first IFRS financial statements are prepared at 31 December 2005.

Notes to the Consolidated Interim Financial Statements

Background

- The IFRS project

In June 2002, the Council of the European Union adopted a Regulation requiring listed companies in its Member States to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005. The first Annual Report for the Group prepared under IFRS will be that for the year ending 31 December 2005. The first financial results announcement prepared in accordance with IFRS was for the first quarter of 2005.

The Group's project to convert its financial reporting from IS GAAP to IFRS has now been completed. A training program has been completed, rolled out to all finance staff worldwide and the adjusted historical data, which provides the comparative information under IFRS in 2005, has been prepared.

As 2003 will be the earliest year for which full IFRS financial statements will be presented in the Annual Report 2005, the transition date to IFRS for the Group is 1 January 2003. Normally accounting changes of this nature would require full retrospective application, but under the IFRS transitional rules, certain adjustments only have to be applied with effect from the transition date of 1 January 2003.

- IFRS 1 exemptions

IFRS 1, First-Time Adoption of International Financial Reporting Standards, permits those companies adopting IFRS for the first time to take some exemptions from the full requirements of IFRS in the transition period. The Group intends to take the following key exemptions:

• *Business combinations:* Business combinations prior to the transition date (1 January 2003) have not been restated on IFRS basis.

• *Fair value or revaluation as deemed cost:* An entity may elect to use fair value or a previous GAAP revaluation at the date of the opening balance sheet date as deemed cost. Carrying amount of property, plant and equipment is not recalculated.

• *Share-based payments:* A first-time adopter has an option not to apply IFRS 2 retrospectively to equity instruments granted on or before 7 November 2002. This exemption is taken since it is not allowed to disclose the fair value of those equity instruments which was not disclosed as determined at the measurement date.

• *Financial instruments:* Financial instruments in the Annual Report are recorded on the existing IS GAAP basis, rather than in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'.

The Group adopted IAS 39 in full on 1 January 2005. One of the exemptions available under IFRS 1 relaxes the requirement to comply with IAS 32 and IAS 39 until that time. The Group intends to take advantage of this exemption, and so, in 2003 and 2004, financial instruments are accounted for and presented on a Icelandic GAAP basis. On 1 January 2005 an adjustment to the opening balance sheet are made to reflect the movements from the IS GAAP carrying values to the IAS 32 and IAS 39 values, which for many financial instruments is fair value.

The IFRS financial information has been prepared on the basis of taking these exemptions.

Interim financial statements of Actavis Group hf. 30 June 2005 10 *Amounts are in thousands of euro*

Basis of consolidation

-Subsidiaries

The consolidated interim financial statements incorporate the interim financial statements of the Group and enterprises controlled by the Group (its subsidiaries). Control is achieved where the Group has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The consolidated interim financial statements have been prepared using the purchase method of consolidation accounting. When ownership in subsidiaries is less than 100%, the minority interest in the subsidiaries' income or loss and stockholders equity is accounted for in the calculation of the consolidated income or loss and the consolidated stockholders equity.

The results of subsidiaries acquired or disposed of during the period are included in the interim consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the Consolidation.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

-Associates

An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee.

The associates are incorporated in these interim financial statements using the equity method of accounting. Investments in associates are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of the associates in excess of the Group's interest in those associates are not recognised.

When companies within the Group transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate. Losses may provide evidence of an impairment of the asset transferred in which case appropriate provision is made for impairment.

-Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition. Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous IS GAAP amounts subject to being tested for impairment at that date. Goodwill amortized under IS GAAP prior to 2003 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Revenue recognition

Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received and when title and risk of loss passes to the customer.

Revenue is recognised as follows for the different activities of the business after deductions for discounts and returns.
• Revenue from sales of pharmaceutical products is recognised on delivery to the customer, at which point the risk and rewards of ownership pass to the customer.
• Revenue from dossier sales is recognised in accordance with contractual milestones, upon confirmation of acceptance of the completion of the milestones by customers.
• Payments received from customers in advance of performance of the groups obligations are included as deferred revenue, and not recognised as income until the group performs its obligations.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payments have been established.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognised as assets at their cost value at the date of acquisition and are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The corresponding liability to the lessor is included in the balance sheet as an obligation under finance leases.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Foreign exchange differences arising on translation are recognized in the income statement.

On consolidation, the assets and liabilities of the Group's subsidiaries are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

The interim financial statements of foreign subsidiaries that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the balance sheet date before they are translated into euros.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss.

Post retirement benefit

- Defined contribution scheme
The Group's contributions to defined contribution plans are charged to the income statement as incurred.

- Employee termination indemnity
In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees on retirement or on termination for reasons other than resignation or misconduct. These payments are calculated based on a pre-determined formula and are subject to certain upper limits. The accrued liability is based on the present value of the future obligation of the Group that may arise from the retirement of the employees.

- Post retirement payment scheme
Government legislation in Bulgaria requires employers to pay retirement benefits based on an employees final salary and years of service to the Group. A calculation is performed annually by a qualified actuary to determine the Groups obligation in respect of this scheme.

Taxation

The tax expense comprises tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. [Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible]. The Group's liability for current tax is calculated using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in respect of previous years.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future benefits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Intangible assets

-Research and development

Research and development costs comprise costs relating to the Group's research and development activities, including clinical studies, amortisation and depreciation, and labour costs which are directly or indirectly attributable to the Group's research and development activities. Research costs are recognised into the income statement as incurred. An internally-generated intangible asset arising from the Group's clinical development is recognised if all of the following conditions are met:

- The technical feasibility of completing the intangible asset so that it will be available for use or sale.
- Its intention to complete the intangible asset and use or sell it.
- Its ability to use or sell the intangible asset.
- How the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.
- The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
- Its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets are amortised on a straight-line basis over their useful lives, generally five years.

-Other intangible assets

Other intangible assets separately acquired or acquired as part of a business combination are amortised over their estimated useful lives from the time they are available for use. Other intangible assets consist of purchased software and dossiers. The amortization charge for each period is recognised as an expense. The useful life applied to other intangible assets is five years.

Property, plant and equipment

Property, plant, and equipment is carried at acquisition or manufacturing cost, less depreciation and impairment losses. Subsequent acquisition costs are capitalized. The manufacturing cost of self-constructed property, plant, and equipment is calculated on the basis of the directly attributable unit costs as well as an appropriate share of overheads, including depreciation and impairment losses. In the case of acquisitions denominated in foreign currencies, subsequent exchange rate movements do not affect recognition of the asset at the original acquisition or manufacturing cost.

The depreciable amount of assets is allocated on a straight-line basis over their expected useful lifes. The useful life is regularly reviewed and adjusted to the expected life. Impairment losses are charged where required in accordance with IAS 36, and these are subsequently reversed if the original grounds for the write-down no longer apply. The depreciation charge for each year is recognised as an expense, on the following bases:

Property and plant	2-8%
Equipment	10-33%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or the lease term if shorter.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment of tangible and intangible assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where assets do not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount if no impairment loss has been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. An impairment loss in respect of goodwill is not reversed.

Cash and Cash equivalents

Bank balances and cash comprise cash and short-term deposits held by the Consolidation's treasury function. The carrying amount of these assets approximates their fair value.

Trade receivables

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Accounts receivable in other currencies than euro, are valued at the exchange rates prevailing on the balance sheet date.

Investments

Investments in other companies are valued at acquisition cost less provisions for estimated impairment losses on certain investments.

Securities which the company has the expressed intention and ability to hold to maturity are valued at cost, less an allowance for estimated irrecoverable amounts.

Financial Liability and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost comprises direct materials and, where applicable, direct labor costs and those overhead expenses that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less the estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and are presented as a reduction of net equity. Possible gains or losses on purchase or sale of treasury shares are not reported in the income statement.

Provisions

Provision is recognised when an enterprise has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring costs are recognised when the company has a detailed formal plan for the restructuring which has been notified to affected parties.

Share-based Payments

On 1 January 2003, Actavis Group hf. applied the requirement of IFRS 2 Share-based Payments. In accordance with the transition provisions, IFRS 2 will be applied to all options granted after 7 November 2002 that were unvested as of 1 January 2003.

The Group has issued equity-settled payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Interest-bearing borrowings

Interest-bearing borrowings are recorded initally at fair value less attributable transaction cost. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value recoginised in profit or loss over the period of the borrowings on an effective interest basis.

Accounts payable

Accounts payable are valued at nominal value and accounts payable in other currencies than euro have been booked at the exchange rates prevailing on the balance sheet date.

Earnings per share

Earnings per share is the ratio between profit and weighted average number of shares for the period and reveals net profit per share. The nominal value of each share amounts to one ISK. Calculation of diluted earnings per share takes into consideraton stock options made with the Group's employees and the prospective deliverance of shares related to those options.

3. Segment reporting

Geographical markets are the Groups primary segments. Segment infomation according to location of assets for YTD 2005:

	Western Europe	Eastern Europe	Other Segments	Eliminations	Total
External revenue	76,288	146,048	1,443	0	223,779
Internal revenue	68,263	746	109	(69,118)	0
Total segment revenue	144,551	146,794	1,552	(69,118)	223,779

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Segment results	4,101	19,131	437	(2,776)	20,893

Segment report for YTD 2004:

	Western Europe	Eastern Europe	Other Segments	Eliminations	Total
External revenue	114,724	121,157	0	0	235,881
Internal revenue	101,660	541	30	(102,231)	0
Total segment revenue	216,384	121,698	30	(102,231)	235,881
Segment results	22,284	12,857	(169)	(4,036)	30,936

Interim financial statements of Actavis Group hf. 30 June 2005 18 *Amounts are in thousands of euro*

4. Salaries

Salaries and related expenses paid by the Group are specified as follows in thousands of euro:

	YTD 2005	YTD 2004
Salaries	55,217	39,468
Related expenses	2,250	4,701
	57,467	44,169
Number of employees at end of period	7,177	6,953
Average numer of positions	7,032	6,840

Allocation of salaries to items of income statement:

	YTD 2005	YTD 2004
Cost of goods sold	20,217	15,832
Sales and marketing	14,345	12,216
Research and development	10,754	6,444
General and administrative	9,894	8,352
	55,210	42,844

Allocation of salaries to items of balance statement:

Development	2,119	1,325
Other intangible assets	67	0
Allocation to tangible asset	71	0
	2,257	1,325

Notes to the Consolidated Interim Financial Statements

5. Financial income / (expenses)

	YTD 2005	YTD 2004
Net financial income and expenses:		
Interest income	1,398	2,362
Interest expenses	(6,839)	(8,094)
Currency fluctuations	(2,245)	(3,784)
	(7,686)	(9,516)

6. Earnings per share

The calculation of Earnings per Share is based on the following data:

	YTD 2005	YTD 2004
Net profit	20,893	30,936
Total average number of shares outstanding during the period (in million)	2,882	2,788
Total average number of shares including potential shares (in million)	2,890	2,789
Basic Earnings per Share (EUR)	0.00725	0.01110
Diluted Earnings per Share (EUR)	0.00723	0.01109

7. Goodwill

	YTD 2005
At 1 January 2005	236,801
Currency adjustments during period	4,187
Recognised on acquisition of subsidiaries	23,884
At 30 June 2005	264,872

Interim financial statements of Actavis Group hf. 30 June 2005 20 *Amounts are in thousands of euro*

8. Other intangible assets

	Development-cost	Others intangibles	Total
Cost			
At 1 January 2005	34,345	13,385	47,730
Currency adjustments during period	1,808	658	2,466
Additions during period	9,022	1,814	10,837
Disposals during period	(643)	(4,097)	(4,739)
At 30 June 2005	44,532	11,759	56,293
Amortization			
At 1 January 2005	9,737	7,372	17,109
Currency adjustments during period	923	338	1,261
Disposals during period	(1)	(4,096)	(4,097)
Amortised during period	2,556	642	3,198
At 30 June 2005	13,215	4,257	17,472
Net book value	31,317	7,502	38,819

The amortization of other intangible assets, classified by operational category, is specified as follows:

	YTD 2005	YTD 2004
Cost of sales	430	637
Sales and marketing expenses	21	19
Administration	448	86
Research and development	2,299	2,078
	3,198	2,819

Interim financial statements of Actavis Group hf. 30 June 2005 21 *Amounts are in thousands of euro*

9. Property, plant and equipment

	Property and plant	Machinery and equipment	Total
Cost			
At 1 January 2005	86,242	168,253	254,495
Currency adjustments during period	5,178	19,361	24,539
Additions during period	6,458	21,845	28,303
Revaluation of assets	0	(85)	(85)
Sales during period	(73)	(82)	(155)
Disposals during period	(71)	(2,003)	(2,074)
At 30 June 2005	97,734	207,290	305,024
Accumulated depreciation			
At 1 January 2005	28,142	81,125	109,267
Currency adjustments during period	2,351	10,677	13,028
Sales during period	(36)	(10)	(46)
Disposals during period	(67)	(1,751)	(1,818)
Impairment loss during period	583	0	583
Depreciation during period	1,157	7,621	8,778
At 30 June 2005	32,131	97,662	129,792
Net book value	65,604	109,628	175,232

Depreciation and impairment loss, classified by operational category, is shown in the following schedule:

	YTD 2005	YTD 2004
Cost of goods sold	6,083	3,020
Sales and marketing expenses	958	589
Administration	907	2,041
Research and development	1,413	748
	9,361	6,398

Interim financial statements of Actavis Group hf. 30 June 2005 22 *Amounts are in thousands of euro*

10. The Consolidation

At the end of the period the Company owned seventeen subsidiaries that are all included in the consolidation. The subsidiaries owned twenty-two subsidiaries at the end of the period. The companies are as follows:

Name of subsidiary	Location	Ownership	Principal activity
Actavis hf. (Delta hf.)	Iceland	100%	Production, Sales and Marketing (S&M)
Actavis BV (Medis Holland BV)	Netherlands	100%	Holding company
Actavis Ltd. (Pharmamed Ltd)	Malta	100%	Production, S&M and R&D
Actavis Trading Ltd	Malta	100%	Trading
Actavis Ltd.	Cyprus	100%	Holding company
Balkanpharma Healthcare Int.	Cyprus	100%	Sales and Marketing
MM Pharma LLC	USA	100%	Sales and Marketing
Verben S.A.	Uruguay	50%	Production, Sales and Marketing
Actavis AD (Balkanpharma AD)	Bulgaria	100%	Holding company/S&M
Balkanpharma Dubnitsa AD	Bulgaria	95%	Production
Balkanpharma Troyan AD	Bulgaria	98%	Production
Balkanpharma Razgrad AD	Bulgaria	94%	Production
Balkanpharma Security AD	Bulgaria	100%	Security services
Balkanpharma Macedonia	Macedonia	100%	Production
Balkanpharma OOO	Russia	100%	Sales and Marketing
Actavis OOO	Russia	90%	Sales and Marketing
Actavis UK Ltd.	UK	100%	Administration
Actavis Inc. (Pharmaco Inc.)	USA	100%	Business Development
Actavis Nordic A/S	Denmark	100%	Business Support
Actavis AS	Denmark	100%	Sales and Marketing
Nordisk Ibu-Pharma ApS	Denmark	100%	Sales and Marketing
Actavis OY	Finland	100%	Sales and Marketing
Actavis A/S	Norway	100%	Sales and Marketing
Actavis A/B (UNP Sweden AB)	Sweden	100%	Sales and Marketing
Biovena Pharma Sp.	Polland	100%	Sales and Marketing
Colotech AS,	Denmark	86%	Research and Develpment (R&D)
Fako İlaçlari AŞ	Turkey	89%	Production, S&M and R&D
Lotus Laboratories Ltd	India	100%	Clinical Research Organization
Medis GmbH	Germany	60%	Sales and Marketing
Medis Ltd.	Isle of Man	100%	Sales and Marketing
Medís ehf.	Iceland	100%	Third party sales
Medis Danmark AS	Denmark	100%	Third party sales
NM Pharma ehf.	Iceland	100%	Sales and Marketing
Pharma AVALANCHEe s.r.o.	Czech rep.	100%	Sales and Marketing
Pharma AVALANCHEe s.r.o.	Slovakia	100%	Sales and Marketing
Zenara Pharma Ltd.	UK	50%	Joint venture
Zdravlje AD	Serbia	73%	Prodcution, S&M and R&D
Zdravlje T Trade Ltd.	Serbia	100%	Sales and Marketing
Zdravlje ITR.	Serbia	100%	Distribution

In the beginning of February the Company gained control over the Polish subsidiary Biovena Pharma Sp. In the beginning of April, the Company acquired 100% of the issued share capital of the Indian Clinical Research Company Lotus Laboratories Ltd. and Pharma AVALANCHEe s.r.o. in Czech Republic. Pharma AVALANCHEe specialises in sales and marketing of generic pharmaceuticals.

Interim financial statements of Actavis Group hf. 30 June 2005 23 *Amounts are in thousands of euro*

Notes to the Consolidated Interim Financial Statements

11. Inventories

	YTD 2005	2004
Raw material	33,625	32,361
Work in progress	19,510	14,348
Finished goods	30,234	24,415
Other inventories	3,543	448
	86,911	71,572

12. Trade and other receivables

	YTD 2005
Trade receivables	148,526
Other receivables	223,815
Allowances for doubtful accounts	(7,506)
	364,835

Included in other receivables are subscription agreements due to the share offering amounting to EUR190 million collected in July and a loan to the CEO amounting EUR2.4 million.

An allowance has been made for doubtful accounts and sales returns, this allowance has been determined by management in reference to past default experience. The directors consider that the carrying amount of trade receivables approximates their fair value.

13. Share capital

The Company increased it's capital stock in a share offering in June 2005. The share offering was a part of the Company's financing of the acquisition of the US based generic pharmaceutical company, Amide Pharmaceuticals Inc.

The capital stock was increased by 344,864,993 shares or 11.5% of the total capital stock. Total capital stock issued was 2,993,780,301 shares prior to the share increase. Total capital stock issued after the increase is 3,338,645,294 shares. The new capital stock was only offered to excisting shareholders. The board of directors also decided to sell 198,613,449 treasury shares. In total 543,478,442 shares were sold to shareholders or 18.15% of the total capital stock.

Changes in the nominal value of capital stock during the period are specified as follows:

	Numer of shares in thousands	EUR
Outstanding capital stock at 1 January 2004	2,785,394	36,113
Purchase of treasury shares	(5,108)	(59)
Sale of treasury shares	10,876	127
Outstanding capital stock at 1 January 2005	2,791,162	36,181
New shares issued	344,865	4,344
Sale of treasury shares	199,366	2,300
Outstanding capital stock at 30 June 2005	3,335,393	42,825

Capital stock is as follows in thousands of shares and EUR thousands, the nominal value of each share is one Icelandic krona.

	Shares	Ratio	EUR
Outstanding capital stock at the end of the period	3,335,393	99.9%	42,825
Treasury shares at the end of the period	3,251	0.1%	212
Total capital stock issued	3,338,645	100.0%	43,037

14. Stock Option

During the period Actavis Group granted it's employees stock options exercisable in the years 2005 - 2007. The Company will use treasury shares and increase share capital to meet the options. These stock options at the end of the period amount to 44.2 million shares.

	Number of shares (in thousands)			
Contract rate (ISK) / conditions / date granted	Nov.05	Nov.06	Nov.07	Total
38.5 / conditional / June 2005	14,719	14,719	14,719	44,156

All options are terminated if employees leave the Group before the options vest. The stock options are exercisable in 10 days from exercise date which is 10th of November 2005 - 2007. The employees are obligated to hold their shares for one year after the exercise date.

15. Risk management

The principal objective of risk management is to reduce financial risk in the Group and to increase its financial stability. The Group's risk management policy constitutes a framework of guidelines and rules covering areas such as foreign exchange, interest, and use of derivatives, as well as liquidity and credit risk. The Group's treasury and risk management function is centralised and supports this objective by identifying, evaluating and hedging financial risk. The Group's Treasury guarantees cost-efficient funding and acts as an internal bank for the subsidiaries.

• Market risk
Foreign exchange risk, transaction and translation exposure. The Group operates internationally and is exposed to foreign exchange risk from various currencies. The underlying net foreign exchange transaction exposure is hedged with derivatives, mainly foreign exchange contracts. These instruments all mature within one year. The Group only hedges foreign exchange currency cash flow forecast of less than 12 months. Translation risk arises as a result of converting the Group's financial results to the functional currency. Translation risk is not hedged.

• Interest rate risk
Fluctuations in interest rates have a direct impact on earnings. The interest rates used in the Group's budget are based on forward rates and the Group policy is to have the majority of funding on floating interest rates.

• Credit risk
The Group has no significant credit risk. To minimise credit risk it focuses on ensuring that customers have an appropriate credit history and various guarantees are given. There is an active monitoring.

• Liquidity and refinancing risk

The Group has uncommitted and committed credit lines in place to maintain sufficient liquidity and flexibility in funding. The Company is a net borrower and surplus liquidity is used to repay external debt.

16. Interest bearing loans

Interest bearing loans are specified as follows in thousands of EUR:

	YTD 2005	2004
Loans in USD	33,045	31,003
Loans in EUR	127,754	133,257
Loans in CHF	12,360	12,209
Loans in GBP	2,905	2,301
Loans in JPY	12,961	11,923
Loans in SEK	1,931	1,442
Loans in MTL	9,112	8,272
Loans in BGL	0	3,268
Loans in ISK	816	229
Loans denominated in other currencies	836	527
	201,719	204,431
Current maturities, included in interest bearing loans	(55,314)	(41,448)
Interest bearing loans	146,405	162,983

Aggregated annual maturities are as follows:

On demand or within 12 months	55,314	41,448
Within 24 months	22,583	30,027
Within 36 months	23,789	23,346
Within 48 months	79,584	82,407
Within 60 months	2,282	6,420
Subsequent years	18,167	20,783
	201,719	204,431

17. Obligation under finance leases

Accounts payable under finance leases:	Minimum lease payments YTD 2005	Minimum lease payments 2004	Remaining balances YTD 2005	Remaining balances 2004
Obligation under finance leases	7,681	8,092	6,687	7,052
Current maturities	(2,187)	(2,507)	(1,820)	(2,158)
Long term obligation under finance leases	5,493	5,585	4,867	4,894

Aggregated annual maturities are as follows:

On demand or within 12 months	2,187	2,507	1,820	2,158
Within 24 months	1,906	2,203	1,673	1,907
Within 36 months	1,237	919	1,086	820
Within 48 months	765	681	683	516
Subsequent years	1,585	1,782	1,425	1,651
	7,681	8,092	6,687	7,052
Less: future finance charges	(993)	(1,040)		
Remaining balances	6,687	7,052		

The management estimates that the fair value of the consolidated lease obligations approximates their carrying amount.

The obligations under finance leases are pledged by the lessor's charge over the leased assets.

18. Deferred tax

	Deferred tax asset	Deferred tax liabilities	Net
At 1 January 2005	21,247	(9,493)	11,754
Addions due to merger	0	1,016	1,016
Calculated tax for the period	(1,994)	(3,387)	(5,381)
Income tax payable for the period	(325)	2,722	2,398
Exchange differences	1,193	(373)	820
At 30 June 2005	20,121	(9,515)	10,607

Interim financial statements of Actavis Group hf. 30 June 2005 27 *Amounts are in thousands of euro*

19. Provisions

	Restructuring provisions
At 1 January 2005	3,962
Additional provision during the period	6,955
Utilisation of provision	(3,664)
At 30 june 2005	7,253
On demand or within 12 months	(6,991)
Non-current provisions	262

20. Commitments

The Company is committed to increase the share capital of it's subsidiary, Colotech AS by EUR2.0 million. The payments will be made by four installments during the next three years.

The Company is committed on behalf of its subsidiary Zdravlje AD to invest EUR8.5 million in Serbia during the next three years.

The Company has guaranteed a loan granted to its subsidiary, Fako İlaçlari AŞ, amounting to EUR12.0 million.

According to the purchase agreement of Biovena Pharma Sp. there is an earnout clause of up to EUR5.0 million subject to certain conditions.

Interim financial statements of Actavis Group hf. 30 June 2005 28 *Amounts are in thousands of euro*

21. Explanation of Transition to IFRSs

As stated in Note 2, these are the Group's second interim financial statements prepared in accordance with IFRS. The Accounting policies in note 2 have been applied in preparing the consolidated interim financial statements for the six months ended 30 June 2005, the comparative information for six months ended 30 June 2004, the financial statements for the year ended 31 December 2004 and 2003 and the preparation of an opening IFRS balance sheet at 1 January 2003 (the Group's date of transistion).

In preparing its opening balance sheet, comparative information for the six months ended 30 June 2004 and financial statements for the year ended 31 December 2004, the Group has adjusted amounts previously reported in financial statements prepared in accordance with previous GAAP.

An explanation of how the transistion from previous GAAP to IFRSs has effected Groups financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Reconciliation of equity at 31 December 2004

Note		Previous GAAP	Effect of 01/01/2004 transition to IFRSs	Effect of 2004 transition to IFRSs	IFRSs
9.	Property, plant and equipment	142,523	1,502	1,203	145,228
7.	Goodwill	229,126	6,995	680	236,801
8.	Intangible Assets	32,905	(993)	(1,290)	30,622
	Deferred tax asset	21,217	12	18	21,247
	Financial Assets	10,002	(688)	(1,127)	8,187
	Total non-current assets	435,773	6,828	(516)	442,085
	Trade receivables	113,974	0		113,974
11.	Inventories	71,572	2,469	(2,469)	71,572
	Other receivables	39,850	0	(640)	39,210
	Cash and cash equivalents	17,325	0	0	17,325
	Total current assets	242,721	2,469	(3,109)	242,081
	Total assets	678,494	9,297	(3,625)	684,166
16.	Interest bearing loans	297,561	(4,753)	45	292,852
	Trade and other payables	78,029	(5,769)	1,119	73,379
	Employee benefits	5,753	0	0	5,753
	Restructuring provision	0	5,071	(1,110)	3,961
17.	Obligagtion under finance leases	0	6,661	391	7,052
	Deferred tax liability	9,578	621	(706)	9,493
	Total liabilities	390,921	1,831	(261)	392,490
	Total assets less total liabilities	287,573	7,466	(3,364)	291,676
	Outstanding capital stock	135,297	(503)	(281)	134,513
	Accrued stock option	47	(281)	234	0
	Other reserves	(29,250)	6,432	(593)	(23,410)
	Retained earnings	171,286	1,797	(2,364)	170,720
	Stockholders equity	277,380	7,445	(3,004)	281,823
	Minority interest	10,193	21	(361)	9,853
	Total equity	287,573	7,466	(3,365)	291,676

Interim financial statements of Actavis Group hf. 30 June 2005 29 *Amounts are in thousands of euro*

21. Explanation of Transition to IFRSs, *continued*

Reconciliation of income statement for YTD 2004

	YTD 2004 Previous GAAP	Effect of transition to IFRSs	YTD 2004 IFRSs
Revenue	221,108	0	221,108
Cost of sales	(112,460)	(5,939)	(118,399)
Gross Profit	108,648	(5,939)	102,709
Other revenue	13,535	1,238	14,773
Sales and marketing expenses	(27,222)	(1,210)	(28,432)
Research and development expenses	0	(16,388)	(16,388)
General and administrative expenses	(20,683)	(2,032)	(22,715)
Other operating expenses	(12,189)	12,189	0
Depreciation and amortisation	(10,792)	10,792	0
Income / (Loss) from associates	0	(564)	(564)
Finance income (expenses)	(7,268)	(2,248)	(9,516)
	(64,619)	1,777	(62,842)
Profit before tax	44,029	(4,162)	39,867
Tax expense	(8,735)	745	(7,990)
Minority interest	(1,219)	278	(941)
Net profit (loss)	34,075	(3,139)	30,936

Presentation
Depreciation of fixed assets is now allocated to appropriate line items in the income statement such as cost of goods sold, sales and marketing, research and development and general and administrative instead of presenting it in a separate line as previously. Impairment of goodwill is presented as a separate line in the income statement. Previously the impairment was included in the line depreciation and amortization.

Balance sheet items have been reclassified to be in conformity with newly applied IFRS rules.

Investment in subsidiaries
In March 2004 the International Accounting Standards Board issued revised rules on business combinations. The Group's accounting methods concerning acquisition of subsidiaries have been adjusted to the new regulations

All business combinations are accounted for by applying the purchase method. Goodwill has been recognized in acquisitions of subsidiaries and represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment.

Interim financial statements of Actavis Group hf. 30 June 2005 30 *Amounts are in thousands of euro*

21. Explanation of Transition to IFRSs, *continued*

Negative goodwill arising on an acquisition is recognized directly in the income statement.

The effect of applying IFRS to business combinations concerning subsidiaries is an increase in net equity at year-end 2004 by the amount of EUR12.7 million. The effect on the income statement for the year 2004 is an increase in net earnings of EUR48 thousand.

Development expenses
According to IFRS companies that undertake product development should capitalise such cost if an entity can demonstrate that the projects meet certain conditions and it can be demonstrated that future economic benefit will flow to companies. The Group has capitalised development cost that meets such conditions.

The Group retained the service of specialists to assist in reviewing the Group's compliance with IFRS concerning capitalised development expenses. The specialists submitted a detailed report on the matter which was used as a guide when the accounting methods concerning capitalisation of development cost were established.

The changes made to the capitalised development expenses resulted in a reduction of EUR4.2 million at year-end 2004. The effect on the operation in the year 2004 is a reduction in net earnings amounting to EUR1.6 million.

Associates
The associates are incorporated in these interim financial statements using the equity method of accounting. Investments in associates are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of the associates in excess of the Group's interest in those associates are not recognised

The effect of new accounting methods concerning associates results in a reduction of net equity in the amount of EUR2.2 million. Net earnings for the year 2004 is reduced by EUR1.1 million by this change.

Translation reserve
Accumulated foreign exchange difference arising on the translation of financial statements of foreign subsidiaries to the Group's reporting currency is eliminated as of 1 January 2003. Other changes in the translation reserve relate to the changes made to the financial statements of the subsidiaries when applying IFRS.

Changes in translation differences in the Group's stockholder's equity due to the implementation of IFRS by foreign subsidiaries is a reduction of EUR2.8 million.

Other changes
Other changes made to the Group's financial statements on the implementation of IFRS relate to the recognition of leased assets, changes in depreciation of fixed assets and share based payments.

The total increase in the Group's stockholders' equity at year-end 2004 due to other changes amounts to EUR0.9 million. Net earnings for the year 2004 are reduced by EUR0.4 million due to these other changes.

The Group applied IAS 39 as of 1 January 2005. The application results in a recognition of derivatives which are are recogniced at fair value and interest-bearing loans are stated at amortized cost with any difference between cost and redemption value recogniced in profit or loss over the period of the borrowings on an effective interest rate. The effect of applying IAS 39 is an increase in net equity at 1 January 2005 amounting to EUR1.3 million.

Interim financial statements of Actavis Group hf. 30 June 2005 31 *Amounts are in thousands of euro*

22. Events after the balance sheet date

-Business combination

In July the Company gained control through it's subsidiary Actavis Inc. over Amide Holding, which is the parent company of Amide Pharmaceuticals Inc. Amide specialises in developing, manufacturing and marketing pharmaceuticals. The cost of the acquisition has an initial gross consideration of EUR414 million in cash with up to an additional EUR83 million payable over two years subject to performance.

-Refinancing

At the end of July the Company signed a EUR600 million credit facility with a 5 year maturity. The Facility supported Actavis' acquisition of Amide Pharmaceuticals Inc., a privately owned US generic pharmaceuticals company and is further used to refinance Actavis' existing short-term and long-term debt. The margin for the next 12 months period is 0.70% over LIBOR. For the remaining period the margin is subject to change in the ratio of net debt to EBITDA and can be within the range of 0.50% - 0.80% over LIBOR.

23. Financial ratios

The main financial ratios for the Group are as follows:	YTD 2005	YTD 2004
Equity ratio	0.57	0.43
Current ratio	1.95	1.16
Return on equity	13.39%	27.47%
Internal value of shares	13.69	7.79
EBITDA	48,010	59,802
EBITDA as a percentage of revenues	21.5%	25.4%
Working capital provided by operating activities	53,556	42,832

Interim financial statements of Actavis Group hf. 30 June 2005 32 *Amounts are in thousands of euro*

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Group 61

Mark Keatley appointed as Actavis Group's Chief Executive

15 09:03:40

News categories: Corporate news

Print

Actavis Group hf. ("ACT") announces today that Mark Keatley has been appointed as Chief Executive of Finance of the Actavis Group from 1 September and will become a member of the Group's Executive Board.

Mark joins Actavis from Famar SA, the leading European contract manufacturer of pharmaceuticals, where he has served as the CFO in London since 2002. Prior to joining Famar, he served as CFO at Ardana Bioscience Limited in Edinburgh from 2001-2002 and Ashanti Goldfields Company Limited in Accra, Ghana from 1994-2000.

Prior to his roles as CFO, Mark was an investment banker at the International Finance Corporation in Washington DC, where he executed a number of financings for companies in emerging markets. He started his career as a financial analyst at Ford Motor Company in Europe

Mark brings with him over ten years' experience at Board level in CFO positions at international companies. He has contributed substantially to the growth of these companies through acquisitions, corporate development and building financial systems. Mark has been through the process of two stock exchange listings, in London and New York. In his career to date, he has transacted US$2.5 billion of financings and has negotiated US$1.2 billion of corporate acquisitions and disposals.

Mark holds an MBA degree from Stanford Business School, USA, and graduated from Cambridge University, UK with a Master of Philosophy degree in International Relations and an MA in History. He is a qualified accountant in the UK where he is a member of the UK Chartered Institute of Management Accountants.

Robert Wessman, President and CEO of Actavis, commented:
"I am delighted to welcome Mark to the Executive Board, a role for which he is well prepared through his extensive experience both within investment banking and working for international companies. This appointment is particularly timely as Actavis builds its international profile through its recent acquisitions."

For further information contact;
Halldor Kristmannsson
Director of Corporate Communications
Tel: +354 550 3300 / +354 840 3425

Group 62

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Presentation of 2Q Results 2005

10.8.2005 09:08:13

News categories: Corporate results

Actavis Group - Presentation of 2Q Results 2005.pdf

Print

See attachment.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

RECEIVED
2006 FEB 15 P 3: 31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Actavis Group, InsiderTrading

10.8.2005 16:14:21

News categories: Insider trading

Print

The following insiders have today bought shares in Actavis Group

Fruminnherji	Starfsheiti	Nominal value	Price	Ownership after trade	Ownership Related parties	Stock options
Aidan Kavanagh	Chief Executive Operations	246.914	40,50	246.914		2.207.792
Ashok Narasimhan	Chief Executive Strategic Businesses	246.914	40,50	246.914		2.207.792
Guðrún S. Eyjólfsdóttir	Chief Executive Quality Affairs	246.914	40,50	911.660		2.207.792
Guðbjörg Edda Eggertsdóttir	Chief Executive Third Party Sales	246.914	40,50	20.838.055	13.000	2.207.792
Per Edelmann	Chief Executive of Own Label Sales	246.914	40,50	246.914		2.207.792
Sigurður Óli Ólafsson	Chief Executive of Corporate Development	246.914	40,50	253.214		2.207.792
Stefán Jökull Sveinsson	Chief Executive of R&D	246.914	40,50	1.273.112		2.207.792
Svafa Grönfeldt	Chief Executive of Strategy and Organisational Development	246.914	40,50	246.914		2.207.792

Insiders have bought a call option for the shares from Landsbanki Islands expiring 15 February 2006

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Insider Trading 11.8.2005 11:43:16

News categories: Insider trading

Print

Name of insider	Sindri Sindrason
Relations with the issuer	Board member in Actavis Group
Date of transaction	10.8.2005
Buy or Sell	Kaup / Buy
Type of instrument	Hlutabréf / Equities
Number of shares	2.470.000
Price	40,5
Primary insider's holdings after the transaction	15.009.829
Primary insider's option holdings after the transaction	0
Related parties holdings after the transaction	0

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Notification of issuer holdings

19.8.2005
16:27:55

News categories: Trading in own shares

Print

Name	Actavis Group
Date of transaction	19.8.2005
Buy or Sell	Buy
Type of instrument	Equities
Number of shares	22.318.000
Price	41,9522
Primary insider's holdings after the transaction	25.569.371
Date of settlement	
Reason for transaction	At the annual general meeting in March 2005, shareholders granted the Board authority to buy up to 10% in a 18 month period. The buy is done amongst other things to support the Group's ongoing acquisition strategy and use the shares as currency in such transactions.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Announcement 30.8.2005 13:00:34

News categories: Corporate news Print

The Actavis Group today announces that it has made organizational changes within its Sales and Marketing International division (Own-Label sales) and appointed a new Chief Executive for the division. The change is designed to consolidate the sales and marketing team with the Actavis' Icelandic headquarters.

Sigurdur Oli Olafsson (37), currently the Chief Executive of Corporate Development will take on the role of Chief Executive of Sales and Marketing International from 1 September.

Olafsson will be responsible for the management of the Sales and Marketing division, including Global Market Information and In-licensing. Olafsson, a Pharmacist from the University of Iceland, joined Actavis in 2003 after working for Pfizer UK from 1998 and then Pfizer in the US from 2001 where he worked in Global Research and Development. Previously Olafsson served as Marketing Manager for an Actavis subsidiary, later becoming Drug Development Manager.

Per Edelmann, currently Chief Executive of Sales and Marketing International, will leave the company as of 1 September to take on other responsibilities. Edelmann will continue to work for Actavis for the next few months.

The responsibilities of the Corporate Development will be integrated into Sales and Marketing International, Research and Development and Finance division.

The Executive Board would like to take this opportunity to thank Per for his contribution and extend their best wishes for the future.

For further information please contact:
Halldor Kristmannsson
Director of Corporate Communications
Tel: +354 535 2300 / 354 840 3425
hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis acquires Higia in Bulgaria 9.9.2005 13:43:42

News categories: Corporate news Print

Reykjavik, Iceland, 9 September 2005 - Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, announces today that it has agreed to acquire Higia AD, one of the largest pharmaceutical distributors in Bulgaria, conditional on certain conditions, including the approval of the Bulgarian Commission for Protection of Competition. The acquisition price is confidential and the transaction will be financed through a long-term credit facility.

Strategic rationale

The combination of Actavis' strong portfolio and manufacturing capabilities with Higia's strategically important foothold in the distribution of pharmaceuticals in Bulgaria, is expected to generate significant opportunities to drive Actavis' revenue growth in the market. Currently, Bulgaria is the Group's third largest market, with some EUR25 million in sales for 1H 2005 (12% of Group product sales). Higia's distribution network covers over 2000 pharmacies and has a significant share of pharmacy and hospital sales in the Bulgarian market.

Financial effects of the acquisition
The acquisition is not expected to have a material effect on Actavis' financial results in 2005 and is expected to be consolidated into the Group accounts in the second half of the fourth quarter. Furthermore, Higia is expected to add revenues of EUR90-100 million in the year 2006. As a distributor Higia has a lower EBITDA to sales margin compared to the Actavis Group, consequently the Groups' EBITDA margin is expected to be around 25% for the year 2006.

Commenting on the acquisition, Robert Wessman, President and CEO said: "Bulgaria is one of Actavis' most important markets and our objective is to strengthen our good position there even further. The acquisition of Higia will enable us to control a larger part of our value chain giving us immediate access to 2000 pharmacies and strengthening our sales and marketing promotional strategy.

Notes for Editors

About Higia
Founded in 1995 in Pleven, Bulgaria, Higia distributes pharmaceuticals to pharmacies and hospitals in Bulgaria. Higia has a strong marketing presence covering over 2000 pharmacies and offers a broad range of pharmaceuticals. The Company employs over 500 people and had revenues of EUR 83.8 million in 2004.

About Actavis

Founded in Iceland in 1956, Actavis is an international pharmaceutical company, specializing in the development, manufacture and sale of high quality generic pharmaceuticals. The Group has also established itself as a reliable supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in 28 countries with around 7000 employees. In addition to development and manufacturing facilities in Bulgaria, the US Turkey, Malta, Iceland and Serbia, Actavis has an extensive worldwide sales network. The Group has built a strong market position in Europe and the US and is constantly looking to establish itself in new markets. The quality of its intellectual property has resulted in Actavis and its customers being first to market with generic products when patents expire.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425
E-mail: hkristmannsson@actavis.com

[redacted]

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Major Holdings

19.9.2005 15:28:45

News categories: Major holdings

Print

Name of party notifying	Landsbanki Íslands hf
Address of the party notifing	Austurstræti 11
Date of transaction	13.9.2005
Number of shares in transaction	500.000
Number of shares before the transaction	166.671.639
Number of shares after the transaction	167.171.639
Holdings of total nominal value before the transaction %	4,99%
Holdings of total nominal value after the transaction %	5,01%
Notification is based on	Art. 30 (1) of the Act no. 33/2003 point(s) no.1. 5.

Additional information
Landsbanki has entered into forward contracts where Landsbanki is obligated to sell 85.516.702 shares. Major Holdings in accordance with Art. 30 (5) of the Act. no. 33/2003.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis acquires Kéri Pharma Generics

30.9.2005 10:10:37

News categories: Corporate news

Print

As part of its expansion strategy in the CEE region

Reykjavik, Iceland, 30 September 2005 - Actavis Group (ICEX: ACT), the international generic pharmaceutical company, today announces that it has acquired the generic business of the Hungarian pharmaceutical company, Kéri Pharma. Financial details were not disclosed.

Kéri Pharma was founded in 1991 and specialises in the development, sales and marketing of generic pharmaceuticals in the central eastern European region. The majority of the Company's sales are in Hungary, but it also exports to Poland, Slovenia, Slovak Republic, Czech Republic and the Baltic states. The company employs around 80 people and has over 20 products on the market, with a further 23 in the pipeline. The portfolio consists mainly of Central nervous system (CNS), Cardiovascular and Rheumatology products. Kéri has a strong business development unit while production is outsourced to third parties. Kéri will launch the first two Actavis products this year, as a customer of Medis, Actavis' Third-party sales division. The Company's products are fully compliant with EU requirements, and now there is a possibility to launch some of these products into other Actavis markets.

The acquisition is not expected to have any material effect on Actavis' financial results in 2005.

Commenting on the acquisition, Robert Wessman, President and CEO said: "In recent months, Actavis has been strengthening its presence in central & eastern Europe through strategic acquisitions. This is our first step into the Hungarian market, where Actavis already holds 12 Marketing Authorisations, which can now be launched into the market. This acquisition will reinforce our position and our strategy to register and launch Actavis products into new markets."

For more information, please contact Halldor Kristmannsson, Director of Corporate Communications, tel. +354 535 2325 / +354 840 3425 email: hkristmannsson@actavis.com

Notes to editors:
Actavis Group is an international generic pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of generic pharmaceuticals. Headquartered in Iceland, Actavis employs around 7,000 people worldwide and has operations in 28 countries with development and manufacturing facilities in Iceland, Bulgaria, Turkey, Malta, Serbia and the USA.

Information in this press release may contain forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims, exposure to environmental liability.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Svafa Gronfeldt appointed Deputy to the CEO of Actavis Group

11.10.2005 09:29:52

News categories: Corporate news

Print

Svafa Gronfeldt has been appointed Deputy to the CEO of Actavis Group. Svafa joined Actavis in 2004 as Chief Executive of Strategy and Organisational Development. Her responsibility is to ensure that strategy and structure of the company is effectively developed and to manage projects designed to enhance efficiency and performance. Svafa will act as the CEO's representative and continuous to be a member of Actavis Executive Board.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425
E-mail: hkristmannsson@actavis.com

ACTAVIS GROUP HF.

MATERIALS ACCOMPANYING APPLICATION BY ACTAVIS GROUP HF. FOR THE RULE 12G3-2(B) EXEMPTION

February 13, 2006

CONFIDENTIAL

Volume 5 of 5

Dewey Ballantine LLP
New York

1301 Avenue of the Americas
New York, New York 10019
Telephone: 212-259-8000
Facsimile: 212-259-6333

Number	Date of Document	Name of Document
1.	2/8/05	Actavis Expands in India via Acquisition and Strategic Collaboration
2.	2/8/05	Actavis Group - Analyst Meeting on 22 February 2005
3.	2/10/05	Actavis Group - Will Publish its results for 4Q on 21 February
4.	2/21/05	Actavis Group hf. - Consolidated financial statements for the year ended 31 December 2004 Euro
5.	2/23/05	Actavis Group - Insider Trading
6.	2/25/05	Actavis sells manufacturing plant in Bulgaria News categories: Corporate news
7.	2/28/05	Actavis Group - Presentation of Annual Results 2004
8.	2/28/05	Actavis Group - Annual Results 2004 News categories: Corporate results
9.	2/28/05	Actavis Group - Presentation of Annual Results 2004 News categories: Corporate results
10.	3/4/05	Actavis Group - Annual General Meeting on 31 March 2005 News categories: Shareholder meetings
11.	3/21/05	Actavis Group - Announcement News categories: Shareholder meetings
12.	3/21/05	Actavis Group - Market making agreement with Íslandsbanki hf. News categories: Corporate news
13.	3/22/05	Actavis acquires Pharma Avalanche News categories: Corporate news
14.	3/23/05	Actavis Group - Agreement to Acgurie Lotus Laboratories News categories: Corporate news
15.	3/23/05	Actavis Group - Chief Executive of Finance to step down News categories: Corporate news
16.	3/24/05	Actavis Group - Proposals for Annual Meeting 31 March 2005 News categories: Shareholder meetings
17.	3/30/05	Actavis Group - Annual Report 2004 News categories: Corporate results
18.	3/30/05	Actavis Group - Dividend payment News categories: Corporate news
19.	3/31/05	Agenda of the annual general meeting of Actavis Group hf. 31 March 2005 News categories: Shareholder meetings
20.	4/1/05	Actavis Group - Results of Annual Meeting 31 March 2005 News categories: Shareholder meetings
21.	5/13/05	Actavis Group, Matching Halted, News Pending News categories: Exchange reactions
22.	5/13/05	Actavis Group - Comment on share price News categories: Corporate news
23.	5/13/05	Actavis Group hf. moved to Observation List News categories: Exchange reactions
24.	5/20/05	Actavis to acquire US generics company Amide

		News categories: Corporate news
25.	5/20/05	Actavis Group moved from Observation List News categories: Exchange reactions
26.	5/20/05	Actavis Group - Announcement News categories: Corporate news
27.	5/23/05	Actavis Group - 1Q Results and Analyst Meeting on 26 May 2005 News categories: Corporate results
28.	5/26/05	Actavis Group - Implementation of IFRS and effect on financial reporting News categories: Corporate news
29.	5/26/05	Actavis Group - 1Q Results News categories: Corporate results
30.	5/26/05	Actavis Group - Implementation of IFRS and effect on financial reporting News categories: Corporate news
31.	5/27/05	Actavis Group - Presentation of 1Q Results News categories: Corporate results
32.	6/1/05	Actavis Group - Reported Insider Trading News categories: Insider trading
33.	6/3/05	Actavis Group hf. - Share Offering - Pre-emptive rights News categories: Corporate news
34.	6/3/05	Actavis Group - Insider Trading News categories: Insider trading
35.	6/7/05	Actavis Group - Share Offering News categories: Corporate news
36.	6/7/05	Actavis Group - Notification of issuer holding News categories: Trading in own shares
37.	6/8/05	Actavis Group - Share options for key managers News categories: Corporate news
38.	6/8/05	Actavis Group - Market Making Agreement with Landsbanki Íslands News categories: Corporate news
39.	6/13/05	Actavis Group - Prospectus News categories: Prospectuses
40.	6/15/05	Actavis Group hf. - Insider Trading News categories: Insider trading
41.	6/15/05	Actavis Group hf. - Insider Trading News categories: Insider trading
42.	6/24/05	Actavis Group closes a successful rights issue News categories: Corporate news
43.	6/24/05	Actavis Group - Announcement News categories: Insider trading
44.	6/28/05	Actavis Group hf. - Insider Trading News categories: Insider trading
45.	7/1/05	Actavis Group - Insider Trading News categories: Insider trading
46.	7/4/05	Actavis Group - New Shares Listed News categories: Listings / Delistings
47.	7/6/05	Actavis Group - Notification of issuer holdings

		News categories: Trading in own shares
48.	7/22/05	Actavis sells manufacturing plant in Bulgaria News categories: Corporate news
49.	7/25/05	Actavis Group EUR 600,000,000 Senior Credit Facility News categories: Corporate news
50.	7/28/05	Actavis completes acquisition of US generics company Amide News categories: Corporate news
51.	8/10/05	Actavis Group - 2Q Results 2005 News categories: Corporate results
52.	8/10/05	Mark Keatley appointed as Actavis Group's Chief Executive of Finance News categories: Corporate news
53.	8/10/05	Actavis Group - Presentation of 2Q Results 2005 News categories: Corporate results
54.	8/10/05	Actavis Group, Insider Trading News categories: Insider trading
55.	8/11/05	Actavis Group - Insider Trading News categories: Insider trading
56.	8/19/05	Actavis Group - Notification of issuer holdings News categories: Trading in own shares
57.	8/30/05	Actavis Group - Announcement News categories: Corporate news
58.	9/9/05	Actavis acquires Higia in Bulgaria News categories: Corporate news
59.	9/19/05	Actavis Group - Major Holdings News categories: Major holdings
60.	9/30/05	Actavis acquires Kéri Pharma Generics News categories: Corporate news
61.	10/11/05	Svafa Gronfeldt appointed Deputy to the CEO of Actavis Group News categories: Corporate news
62.	10/17/05	Actavis Group, Matching Halted, News Pending News categories: Exchange reactions
63.	10/17/05	Actavis Group - In final discussions with third party News categories: Corporate news
64.	10/17/05	Shares of Actavis Group moved to Observation List News categories: Exchange reactions
65.	10/17/05	Actavis to acquire Alpharma's Human Generics business News categories: Corporate news
66.	10/17/05	Actavis Group - Shares moved from Observation List News categories: Exchange reactions
67.	10/17/05	Actavis Group - Analyst Meeting News categories: Corporate news
68.	11/8/05	Actavis Group - Will publish its results for 3Q on 14 November News categories: Corporate results
69.	11/14/05	Announcement of Actavis Group financial results News categories: Corporate results

70.	11/15/05	Actavis Group - 9 Months Results News categories: Corporate results
71.	11/15/05	Actavis Group - Presentation of 3Q Results 2005 News categories:
72.	11/16/05	Actavis Group - Insider Trading News categories: Insider trading
73.	11/21/05	Actavis Group - Insider Trading News categories: Insider trading
74.	11/24/05	Actavis Group - Announcement of shareholders' meeting on 2 December 2005 News categories: Shareholder meetings
75.	11/24/05	Actavis Group - Share options exercised and new shares issued News categories: Insider trading Corporate news
76.	12/5/05	Actavis Group - Results of Shareholders Meeting 2 December 2005 News categories: Shareholder meetings
77.	12/5/05	Actavis Completes its Acquisition of Higia ad in Bulgaria News categories: Corporate news
78.	12/7/05	Actavis Group - Share increase News categories: Corporate news
79.	12/8/05	Actavis Group - Increase in Share Capital News categories: Listings / Delistings
80.	12/20/05	Actavis Completes Acquisition of Alpharma's Human Generics Business News categories: Corporate news
81.	12/20/05	Actavis Group - Made changes to its Organisational Structure News categories: Corporate news
82.	1/9/06	Actavis Chief Executive Increases Shareholding
83.	1/12/06	Actavis successfully completes syndication of $1.3 billion acquisition facility
84.	1/20/06	Actavis Group - Increases Share Capital
85.	1/23/06	Actavis acquires remaining stake in Turkish pharmaceutical company Fako

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group, Matching Halted, News Pending 17.10.2005 09:40:16

News categories: Exchange reactions Print

Actavis Group hf. (Pharmaceutical company), symbol ACT, news pending.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - In final discussions with third party 17.10.2005 14:09:17

News categories: Corporate news Print

With reference to the suspension of trading in Actavis shares today, the Company announces that it is currently in advanced discussions with a third party and expects to make an announcement shortly.

Corporate communication contact:

Halldór Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Shares of Actavis Group moved to Observation List 17.10.2005 14:17:29

News categories: Exchange reactions Print

With reference to an announcement from Actavis Group hf. (Pharmaceutical company), symbol ACT, earlier today on takeover discussions, ICEX has decided to move the shares of Actavis Group to the Observation list due to the likelihood of uneuqal information amongst investors.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis to acquire Alpharma's Human Generics business

17.10.2005 14:47:36

News categories: Corporate news

Print

***Actavis becomes one of top 5 global generics players**

Reykjavik, Iceland, 17 October 2005 - Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, announced today that it has agreed to acquire the human generics business of the US listed pharmaceutical company, Alpharma Inc. (NYSE: ALO), for a total consideration of US$810 million in cash. The deal brings together two premier generic pharmaceutical businesses with complementary strengths in Europe and the US and represents a significant milestone in Actavis' goal to become one of the leading global companies within the sector.

Strategic rationale
The combination of Actavis' brand and geographic coverage in Europe and the US with Alpharma's attractive position in the US market and own label sales in key European markets is expected to generate substantial opportunities to drive revenue growth, provide significant synergies and create shareholder value for the enlarged Group. Following the acquisition Actavis will be among the five largest companies in generic pharmaceuticals worldwide, in terms of revenue*.

Key benefits of the transaction include:

- Following Actavis' acquisition of the privately owned generics company, Amide Pharmaceuticals Inc, in July 2005, the acquisition of Alpharma will significantly strengthen its position in the key US market.
- Actavis will gain a local presence for its own-label products in the largest European pharmaceutical markets - Germany and the UK – as well as enhancing its position in Scandinavia, the Netherlands, Portugal, and other European countries. Actavis will also gain access to the marketing and distribution network of Alpharma in 11 countries.
- The enlarged Group will benefit from products in Alpharma's portfolio that can be marketed in Actavis' existing markets and vice versa.
- The enlarged Group will have one of the broadest portfolios in the generics sector with over 600 products on the market. Alpharma's strong liquid product portfolio complements Actavis' strengths in oral solid-dose products and there is minimal overlap in both pipeline and portfolios for the US market.
- The enlarged Group will have over 200 products in its development pipeline and in registration and is expected to file over 30 Abbreviated New Drug Applications ("ANDAs") in 2006, positioning the Group among the leading companies in the US in terms of pending ANDAs.
- Actavis will acquire additional US Food and Drug Administration ("FDA") approved production capacity in the US in addition to European approved (EU-GMP) plants in the UK, Norway, and Indonesia. The enlarged Group's total manufacturing capacity will be over 24 billion tablets and capsules.
- Significant synergies are expected in sales and marketing and manufacturing.
- Actavis expects sales to amount to approximately EUR1.3 billion in 2006. The EBITDA margin for the enlarged Group is expected to be around 19 - 20% in year 2006

Alpharma's Human Generics business
Founded in 1903 in Norway, Alpharma develops, manufactures and sells a broad range of solid-dose,

liquid and topical dosage forms of generic pharmaceutical products. The business employs approximately 2,800 people with its own operations in 11 countries around the world. The company is the eight largest generic pharmaceutical company in the US, the fourth largest company in the UK and has a strong position in Scandinavia, the Netherlands and Portugal. In addition, the business has a presence in China and Indonesia. In the first half of the year ended 30 June 2005, on a stand-alone basis Alpharma generics business generated revenues of EUR378.9 million (US$ 454.7 million), with earnings before interest, tax, depreciation and amortization ("EBITDA") of EUR49.6 million (US$59.5 million).

Financing

Actavis has secured EUR1,413 million (US$1,695 million) in financing for the acquisition and refinancing of the majority of existing debt. The financing comprises a EUR808 million (US$970 million) Term Loan Facility, a EUR250 million (US$300 million) Revolving Credit Facility and the placement of EUR354 million (US$425 million) equivalent in Preferred Shares. The sole underwriter and bookrunner for the Term Loan and Revolving Credit Facility is UBS and the underwriters for the Preferred Shares are Íslandsbanki hf. and Landsbanki Íslands hf. The Term Loan Facility has a five year maturity and amortisation is EUR121 million (US$145.5 million) at the end of year 3 and 4 with final repayment in year 5. The Revolving Credit Facility, which will initially be undrawn, has a five year maturity and is for general corporate purposes. The facilities will be syndicated in the coming weeks. The Preferred Shares denominated in either ISK or EUR, carry a cumulative preferred dividend and can be redeemed by Actavis at any time. They carry no voting rights and, if not redeemed, have a conversion right six months after the fifth anniversary of the issue into 39% of total ordinary shares of the Issuer.

Financial effects of the acquisition

Below is 2004 pro-forma financials for the enlarged Group.

EUR million	12M 2004 Actavis *	12M 2004 Alpharma	12M 2004 Combined
Revenue	537.6	652.5	**1190.1**
EBITDA	157.5	50.3	**207.8**
EBITDA %	29.3%	7.7%	**17.5%**

* Figures include audited results for Amide.

Below is estimated 1H 2005 pro-forma financials for the enlarged Group.

EUR million	1H 2005 Actavis *	1H 2005 Alpharma **	1H 2005 Samanlagt
Revenues	284.1	378.9	**663.0**
EBITDA	81.3	49.6	**130.9**
EBITDA %	28.6%	13.1%	**19.7%**

* Figures include 1H unaudited results from Amide. Amide comes into Group accounts from 1 July 2005.
**Gabapentin: Six months exclusivity ended for capsules on 23 March and for tablets 29 April. Sales of Gabapentin was EUR98 million 1H 2005 (1Q EUR61 million, 2Q EUR37 million). The company foresees significant drop in sales of Gabapentin going forward.

The acquisition is subject to the regulatory approval of the US competition authorities. Completion of the acquisition is expected to take place in December 2005.

The enlarged Group will have around 10,000 employees in 32 countries.

UBS Investment Bank acted as sole financial advisor and Dewey Ballantine LLP acted as legal advisor to Actavis.

Integration

Actavis has substantial experience of the post acquisition integration process, having successfully integrated over 20 companies in countries as diverse as Serbia, Bulgaria, Malta, Scandinavia, Turkey and the US over the past three years. Using this experience, it intends to create dedicated integration teams in both the North American and International divisions to oversee the process and ensure that synergy targets are achieved.

Outlook

In addition to making further acquisitions to lead the consolidation of a still fragmented industry, Actavis is committed to driving further organic growth through innovative product launches, penetration of new markets and regulatory approvals of new generic pharmaceuticals.

Guidance for 2005
The Group continues to make good progress in the current year. As previously announced, Actavis expects accelerated revenue growth from second quarter and improved margins in the third quarter. Furthermore, the fourth quarter of 2005 is expected to be the strongest quarter in terms of revenues and profitability reflecting a number of new product launches and good performance in Actavis US operations. Furthermore, management expects low single digit underlying growth in 2005 with strong EBITDA to sales margins of around 26% for the full year.

Guidance for 2006
Revenues are expected to be approximately EUR1.3 billion and EBITDA expected to be approximately 19 - 20% for the full year.

Guidance for 2007
Underlying revenue growth is expected to be in double digits to a level of at least EUR 1.5 billion and EBITDA margin expected to be approximately 20%.

Commenting on the acquisition, Mr Robert Wessman, President and CEO of Actavis, said:
"This transaction puts Actavis into a top-tier position in the generics pharmaceutical industry worldwide. Driven by a broad range of marketed products, strong pipeline and manufacturing capabilities, the acquisition of Alpharma will substantially strengthen our position in the US market. It will enhance our presence in key European markets and provides access for our own-label products, as well. This transaction brings together vast marketing, production and puts us into prime positions us well to take advantage of further opportunities in the rapidly expanding generic pharmaceuticals market."

Commenting on the acquisition, Mr Fred Lynch, President of Alpharma's human generic business, said:
"The acquisition of Alpharma's generic business by Actavis creates a business focused on generic pharmaceuticals with a clear goal to build a leadership position with the scale to compete globally. We share Actavis' vision to help shape the future of this industry and look forward to working with their management team to maximise the potential of our combined businesses"

Analyst conference call
A conference call will be held today, 17 October 2005 at 16:00 GMT (17:00 UK, 12:00 EST), for analysts and investors. European analysts should dial in on +44 207 784 1018 and US analysts should dial in on +1 718 354 1171. The password is Actavis. The power point slides, along with other press material can be accessed through www.actavis.com

About Actavis
The Actavis Group was founded in 1956. Actavis is an international pharmaceutical company, specialising in the development, manufacture and sale of high quality generic pharmaceuticals. The Group has also established itself as a reliable supplier of pharmaceutical intellectual property.

Headquartered in Iceland, Actavis has operations in 29 countries with around 7,000 employees. In addition to development and manufacturing facilities in the US, Bulgaria, Turkey, Malta, Iceland and Serbia, Actavis has an extensive worldwide sales network. The Group has built a good market position in key European markets and in the US and is constantly looking to establish itself in new markets. The quality of its intellectual property has resulted in Actavis and its customers being first to market with generic products when patents expire.

For further information, please contact:

Actavis Group
Robert Wessman, President & CEO
(+354) 535 2300

Halldor Kristmannsson, Corporate Communications
(+354) 535-2300 / (+354) 840-3425
www.actavis.com

Financial Dynamics
London - David Yates/Julia Phillips/ Davina Langdale
(+44) 207 831 3113

New York – Jonathan Birt / Charles Armitstead

(+1) 917 496 3840 or 212 850 5600

Forward looking statements

This press release contains forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims and exposure to environmental liability.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Shares moved from Observation List 17.10.2005 15:12:11

News categories: Exchange reactions Print

The shares of Actavis Group have been moved from the Observation List, see announcement released today by the company; *Actavis to acquire Alpharma's Human Generics business.*

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Analyst Meeting

17.10.2005 17:09:03

News categories: Corporate news

Actavis Group - Presentation regarding Alpharma.pdf

Print

See presentation in attachment.

actavis
creating value in pharmaceuticals

Actavis acquires Alpharma's human generic business



Analyst & Investor Webcast - 17 October 2005

actavis
creating value in pharmaceuticals

Forward looking statement

Any statement contained in this presentation that refers to Actavis' estimated or anticipated future results or future activities are forward-looking statements which reflect the Company's current analysis of existing tre plans. These forward-looking statements of risks and uncertainties that could caus materially depending on factors such as t resources, the timing and effect of regula success of new products, the strength of of research and development issues, unex breaches or terminations, exposure to pr lawsuits, the effect of currency fluctuati Actavis does not undertake the obligation these forward-looking statements beyond of listed securities on the Iceland Stock E

Group 76a

actavis
creating value in pharmaceuticals

Today's speakers



Fred Lynch
President
human generic
pharmaceuticals
Alpharma



Robert Wessman
President & CEO
of Actavis



Svafa Gronfeldt
Deputy to the CEO
of Actavis



Mark Keatley
Chief Executive of
Finance
Actavis

ALPHARMA

actavis

actavis
creating value in pharmaceuticals

Contents



PHARMACY
FARMACIA
APOTHEKE
Melita

Background



A global business

- Actavis is an international generic pharmaceutical company - established in 1956
- Focused solely on Icelandic market pre-1999
- Clear strategy
  - Solid organic growth
  - Focused acquisition strategy - over 20 acquisitions



Major Milestones



Balkanpharma, Bulgaria



Pharmamed in Malta



Pharmaco & Delta merger



VLJE

Zdravlje, Serbia



Fako, Turkey



Amide, USA

1999 — 2001 — 2002 — 2002 — 2004 — 2005

Name changed to Actavis
May 2004



M&A activity 2005



BIOVENA

Biovena, Poland
January



Lotus Laboratories, India
February



Pharma Avalanche, Czech & Slovakia
February



Amide, USA
May



Higia, Bulgaria
September



Kéri Pharma Generics, Hungary
September

Market capitalisation & revenue development

Revenue

EUR '000



500.000
400.000
300.000
200.000
100.000
0
57m
452m
1999
2000
2001
2002
2003
2004

MCAP

EUR '000



2.000.000
1.500.000
1.000.000
500.000
0
34m
1.800m
1999
2000
2001
2002
2003
2004
2005

New shares issued in June 2005 for EUR262 million
MCAP estimates as of Oct 2005

Fully integrated value chain

Strong R&D
- API
- Finished form
- Iceland
- US
- Turkey
- Malta
- Bulgaria
- India



Diverse and Broad Portfolio
- Own R&D
- In-licensing



High Quality Manufacturing
- US
- UK
- Iceland
- Norway
- Malta
- Turkey
- Bulgaria
- Serbia
- China
- Indonesia



Targeted Sales Force
- Own label
- Third parties



Customer



Transaction summary

• **Business acquired**	Alpharma's human generics business
• **Acquisition price**	US$810 million fully paid in cash on a cash and debt free basis
• **Conditions**	Anti-trust clearance
• **Completion**	Expected December 2005
• **Financing**	New loan facility of US$1.27 billion + US$425 million as preferred shares with buy back option
• **Financial advisor**	UBS
• **Legal advisor**	Dewey Ballantine LLP

Acquisition rationale

Actavis
- Strong development
- Low-cost production facilities
- Strong sales network in 25 countries
- Track record of rapid growth
- Challenging mindset

&

Alpharma
- Well diversified pipeline and portfolio
- Extensive manufacturing capacity
- Effective turnaround management
- Strong sales network in 11 countries

Combined
- Creates top 5 player
- Broader and more diverse pipeline and portfolio
- Cost competitive
  - Synergies
  - Low cost supply
- Strong presence in all key generic markets
- Ambitious employees

Building a global generics leader

actavis
creating value in pharmaceuticals


Asyran 150

Actavis in 1999

actavis
creating value in pharmaceuticals

- 146 employees
- 1 country
- Turnover EUR57 million



Actavis today

actavis
creating value in pharmaceuticals

- Around 10 thousand employees
- 32 countries
- Pro-forma turnover EUR1.2 bn (2004)
- Capacity over 24 billion tabs and caps
- Over 600 products on market
- Over 200 products in development and registrations



Moving into the top rank

Post-transaction positioning by generic revenue

actavis


2004 Sales (Euros)
% of world generics market
EUR M
4,000
3,000
2,000
1,000
12.8%
11.1%
5.1%
3.9%
3.8%
3.2%
3,0%
2.7%
2.7%
2.6%
2.6%
2.0%
2.0%
1.8%
1.7%
Teva & Ivax
Sandoz
Merck Kgaa
Alpharma & Actavis
Ratiopharm
Watson
Barr
Andrx
Ranbaxy
Mylan
Apotex
Alpharma
Stada
Pliva
PAR

Sources Used: Fiscal Year 2004 Company Annual Reports and publications, SEC filings, (10Ks and 20Fs), In the case of Mylan Fiscal year end March 31.2005 was used. The Datamonitor Generic Guide December 2004, Internal Estimates
Generic Definitions: The individual company's own definition of their generic segment was utilized where given. In the case of Andrx their Distribution sales were included. API and Chemical sales, as well as other non human pharmaceutical segments as could be estimated were not included in the Generic revenues for the individual companies.. Actavis proforma 2004 revenue (€538m) following the acquisition of Amide. Sandoz proforma 2004 revenue following acquisition of Eon and Hexal. Exchange rate used was .8 for USD to EURO

actavis
creating value in pharmaceuticals

Enlarged Group

EUR million Proforma 2004	Actavis*	Alpharma	Combined
Revenue	537.6	652.5	1,190.1
EBITDA	157.5	50.3	207.8
EBITDA %	29.3%	7.7%	17.5%

EUR million Proforma 1H 2005**	Actavis	Alpharma	Combined
Revenue	284.1	378.9	663.0
EBITDA	81.3	49.6	130.9
EBITDA %	28.6%	13.1%	19.7%

Over 200 products*** in development and registrations
Over 600 products on the market
Over 30 expected ANDA**** filings in 2006

* 2004 proforma including Amide (recently acquired US company)
** Unaudited
*** Product is defined as molecule per pharmaceutical form, From own development and includes in-licencing and co-development
**** ANDA: Abbreviated New Drug Applications

actavis
creating value in pharmaceuticals

Geographical breakdown of revenue

Sales by markets (pro-forma 2004)


Other 6%
Asia 1%
Serbia 3%
Russia & CIS
Netherlands 4%
Bulgaria 5%
Turkey 8%
Nordic 12%
United Kingdom 11%
Germany 12%
USA 35%
Alpharma
Western Europe
€m
Actavis 195.3 39%
Alpharma 299.3 61%
Total 494.6
CEE
€m
Actavis 245.1 100%
Alpharma 0 0%
Total 245.1
USA
€m
Actavis 85.9 20%
Alpharma 334.1 80%
Total 420.0
Others
€m
Actavis 11.3 90%
Alpharma 1.3 10%
Total 12.6
Asia
€m
Actavis 0.0 0%
Alpharma 17.8 100%
Total 17.8

1) Numbers are based on 2004 pro forma numbers for Actavis (including Amide) and Alpharma
2) CCE includes Russia, Ukraine, CIS and Turkey

Leading position in key markets
Enlarged Group


NORWAY
#2
SWEDEN
#4
FINLAND
#4
ICELAND
#1
RUSSIA
#10
USA
#8
DENMARK
#3
GERMANY
#6
SERBIA
#3
UK
#4
BULGARIA
#1
NETHERLANDS
#3
TURKEY
#5
PORTUGAL
#10

Rank by Value; Sources used : MAT 2Q 2005 data from the complete SLD Nordic Database for Norway, Sweden, Denmark and Finland. IMShealth Retail Dataview MAT 2Q 2005 for Germany, Netherlands, Turkey and Bulgaria. US Data: NDCHealth January-August TrxDollars (based on [illegible] SeeNews dated 22/7/05 With estimates for Serbia: [illegible] estimate for Portugal; [illegible] Russian data. Ranking in the UK is based on [illegible] For Norway, Sweden, Denmark, Finland, Germany, Netherlands estimated Actavis 3rd party sales were added to give a more accurate picture of the total Actavis market share in those countries.

actavis
creating value in pharmaceuticals

Product pipeline
Well diversified

Product and market launches in 2006


USA
15
International
130
Third-party*
6

*Third party launches, only include product launches

Over 200 products combined in pipeline and registrations


Other
19%
Central nervous
26%
Respiratory System
5%
Antiinfectives
7%
Musculo-skeletal
7%
Alimentary tract
16%
Cardiovascular
20%

Over 150 launches in 2006

actavis
creating value in pharmaceuticals

Overview of Alpharma



Fred Lynch

President of human generic pharmaceuticals
Alpharma

actavis
creating value in pharmaceuticals

Overview of Alpharma

- Develops, manufactures & markets solid-dose, liquid and topical dosage forms of generic & OTC pharmaceuticals
- Significant presence in the largest and fastest growing global generics markets
- Eight largest generics manufacturer in the US
- Global generics revenues of US$783 million in 2004
- Manufacturing facilities in the US, UK, Norway, Indonesia and China
- Over 2,800 full-time employees in 11 countries

actavis
creating value in pharmaceuticals

Alpharma's growth story



Dumex
Denmark
Barre
USA
NYSE IPO
Cox
UK
Isis
Germany
Purepac
USA/China
1983
1987
1989
1998
1999
2001
US$ million
900
800
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
US generics
International generics

Source: Broker reports and SEC filings
Source for 2001-2002 is UBS

R&D & Manufacturing sites Alpharma



Norway
US
Indonesia
Great Britain
China
Lier
Capacity: 2 billion
• tablets, creams, ointments, liquids
Elizabeth, NJ
Capacity: 3.5 billion
• Caps & Tabs
Baltimore, MD
• Liquids, Topicals, Sprays
Lincolnton, NC
• Creams, Ointments,
• Suppositories
• Liquids
Columbia, MD
• Distribution Centre
Jakarta
Capacity: 0.5 billion
• Tablets
• Creams
• Steriles
Barnstable
Capacity: 7 billion
• Caps & Tabs
• Suppositories
Foshan
Capacity: 2 billion
• Caps & Tabs
• Powders
• Syrup
• Semi solids
Development & Manufacturing
Manufacturing

US generics

Summary 1H04 to 1H05

- Revenue increased 42% from 1H 04 to 1H 05 (27% from 2Q04 to Q205) driven by Gabapentin sales;
- Revenue decreased 20% from 1Q 05 to 2Q 05 attributable to declining sales of Gabapentin due to increased competition
- Profitability initiatives continue to drive improvements (LSS)
- Customer service levels above 90%
- Aim to file 11 ANDAs in 2005

Revenue and margin performance



Gabapentin drives 1H05 results
US$ million
175
150
125
100
75
50
25
0
102.1
100.8
160.2
128.2
Q1 2004
Q2 2004*
Q1 2005
Q2 2005
Operating margins
(3.3%)
(4.3%)
9.6%
5.5%

* Includes US$8.8 million metformin ER revenue and operating income
Source: Company filings, include Parmed (distribution business)

International generics

Summary 1H04 to 1H05

- Revenues increased 5% from 1H 04 to 1H 05 (6% from Q2 04 to Q2 05) driven by
  - Robust sales in UK and the Nordic region
  - New product launches in 1H 05
- Increased sales of OTC and Rx products
- Margin improvement due to
  - Favorable mix
  - Reduced cost
  - Timing of marketing expenses

Revenue and margin performance



Improvements in a number of areas drive margins
US$ million
125
100
75
50
25
0
90.8
97.1
93.9
102.7
Q1 2004
Q2 2004
Q1 2005
Q2 2005
Operating margins
3.8%
8.4%
7.6%
11.8%

Source: Company filings

Going forward

- Strong internal R&D focused on difficult-to-replicate, high-value products, including potential first-to-file paragraph IV products
- Extensive partnering efforts generating new products for the US, EU, Asia (e.g. India partners)
- Aggressive raw material and API sourcing from low-cost regions increasing competitiveness
- Lean Six Sigma optimising supply chain operations and improving margins

Integration



Svafa Gronfeldt

Deputy to the CEO

Actavis

Integration strategy

actavis
creating value in pharmaceuticals



Key success factors for integration

actavis
creating value in pharmaceuticals

- Clear direction and objectives for the merger
- Define the level of integration and prioritize integration targets carefully
- Minimise the change to both companies where integration does not produce value
- Strong project management of the integration
- Integration teams from both companies

Integration process

actavis
creating value in pharmaceuticals

TARGETS	PLANNING	IMPLEMENTATION
Define synergy targets	Integration meeting with key management teams	Kick-off
Formulate integration strategy and direction	Form an integration team	Implement structural changes
Set objectives	Form task forces	Identify and pick low- hanging fruits
Make key staffing decisions	Formulate milestones	Launch financial integration
Point project managers	Develop master plan	Launch process integration
		Launch product integration and harmonise pipelines
		Launch development integration

Project and Transition Management
Management of task forces and implementation of synergy initiatives

Synergy Management
Systematic tracking of targets and corrective action

Proposed organisational structure

actavis
creating value in pharmaceuticals


CEO
Deputy to the CEO
US
International
Third-party sales
R&D
Operations/Supply chain
Quality & Compliance
Finance

actavis
creating value in pharmaceuticals

Financing and guidance



Mark Keatley

Chief Financial Officer

Actavis

actavis
creating value in pharmaceuticals

Financing & guidance


Asyran 150

actavis
creating value in pharmaceuticals

Financing

Sources of funds	US$ m
Senior Debt	970
Preferred Shares	425
Sources	1,395
Revolver (Undrawn)	300
Total committed sources	1,695

Uses of funds	US$ m
Purchase of Alpharma Generics	810
Refinance existing debt	585
Total uses	1,395

* Due to favourable terms approximately US$ 90 million of existing debt will not be refinanced.

actavis
creating value in pharmaceuticals

Senior Debt - Terms

- US$1.27 billion Senior Debt facility
  - 5 year Term Loan Facility (US$970m)
  - 5 year Revolving Credit Facility (US$300m)
  - Sole underwriter and bookrunner: UBS
- Margin over Euribor
  - 0.9 percent per annum until the first anniversary, then ratcheting in accordance with total net debt/EBITDA
  - Expected to equal 0.8 percent per annum after the first anniversary
- Financial covenants
  - Total net debt/EBITDA not exceeding 4.5x
  - EBITDA/net interest not exceeding 3.0

Preference Share Terms

- **US$425 million net proceeds to the Company**
  - Cumulative redeemable preference shares (Class-B)
- **100% underwritten:**
  - Íslandsbanki hf.
  - Landsbanki Íslands hf
- **Listing**
  - 24 months after the issue, the underwriters can reasonably request that the Issuer seeks a listing on a recognised stock exchange
- **Redemption**
  - The Company can redeem the shares at any time

Preference Share Terms

- Conversion rights
  - If not redeemed, may be converted 6 months after the 5th anniversary of the issue date into shares representing 39% of total ordinary shares of the Issuer
- No voting rights attached

Guidance

- Guidance for 2005 - Actavis
  - Good improvement expected in 3Q from 2Q 2005
  - 4Q expected to be strong in terms of sales and margins
  - Year as a whole
    - Single digit underlying growth
    - Strong EBITDA to sales margins of 26%
- **Guidance for 2006 - enlarged group**
  - Revenues approximately EUR1.3 billion
  - EBITDA margin approximately 19 - 20%
  - Over 30 ANDAs filings expected for US market
- **Guidance for 2007 - enlarged group**
  - Revenues approximately EUR1.5 billion
  - EBITDA margin approximately 20%




actavis
Conclusion

Well positioned for future growth

Pipeline
- Over 200 products (US and Europe) in development and registration - one of the strongest pipelines in the industry
- Aiming to file over 30 ANDA's in 2006 for the US market

Regulatory
- Good track record of bringing new products to the market at time of patent expiry

Financial
- Cost competitiveness (production, sourcing, R&D and vertical integration) - manufacturing in low cost regions
- Financial strengths and high profitability

Market reach
- Geographical strength in Europe and US - geographical diversity
- Diversified product portfolio

Q&A



Analyst & Investor Webcast - 17 October 2005



Investor & Media Relations:

Robert Wessman, President & CEO	Tel: +354 535 2300
Halldór Kristmannsson, Corporate comm.	Tel : +354 535 2300/ +354 840 3425
Financial Dynamics - London David Yates, Julia Phillips	Tel: +44 (0) 207 831 3113
Financial Dynamics - NY Charles Armitstead	Tel: (+1) 212 850 5600

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Will publish its results for 3Q on 14 November 8.11.2005 09:22:41

News categories: Corporate results Print

Actavis Group hf. ("ACT") will announce its results for the third quarter ended 30 September 2005, on 14 November.

An analyst meeting will be held in Iceland, on 15 November at Hotel Nordica at 08:30 o'clock. A copy of the analyst presentation and other related material will be available at www.actavis.com following the meeting. Note that the date for the announcement has been changed.

For more information, please contact Halldor Kristmannsson, Director of Corporate Communications, tel. +354 535 2325, +354 840 3425, email: hkristmannsson@actavis.com

Actavis Group is an international generic pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of generic pharmaceuticals. Headquartered in Iceland, Actavis employs around 7,000 people worldwide and has operations in about 30 countries with development and manufacturing facilities in Iceland, Bulgaria, Turkey, Malta, Serbia and the USA. Actavis' recent conditional acquisition of Alpharma's generics business places the company in a leading position in the generic pharmaceuticals market.

Information in this press release may contain forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims, exposure to environmental liability.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Announcement of Actavis Group financial results 14.11.2005 16:23:12

News categories: Corporate results Print

Actavis will announce its results today 14 November after the close of the Iceland Stock Exchange, as previously announced. The financial results though will not be available in the Iceland Stock Exchange until tomorrow morning, 15 November.
Press release will be posted on Actavis website, www.actavis.com, following the release at the ICEX.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - 9 Months Results

News categories: Corporate results
Actavis Group Fréttatilkynning.pdf
Actavis Group Press Release.pdf
Actavis Group 3Q 2005.pdf

Print

Actavis reports record profits and EBITDA margins in third quarter

Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, today announces its results for the third quarter ended 30 September 2005.

Q3 Highlights

- Total reported revenue up 53.4% to EUR160.9m (Q3 2004: EUR104.9m) underlying total revenues up 24.3%
- Net profit up 63.1% to EUR23.2m (Q3 2004: EUR14.2m) reflecting a strong performance from the North American Division following the integration of Amide and strong performance in sales of Own-label products and sales to third parties.
- Record EBITDA margin of 30.0% (Q3 2004: 25.7%).
- Own-label sales up 23.4% to EUR72.5m in Q3 (Q3 2004: EUR58.8m) as a result of new product and market launches during the year.
- Third-party sales up 29.3% to EUR43.6m (Q3 2004: EUR33.8m), supported by two new product launches.
- Recent acquisitions of Kéri Pharma (Hungary), Higia (Bulgaria), thehuman generics business of Alpharma and Ophtha (Denmark).
- Group refinancing secured through US$1.27 billion senior debt facility and issue of preference shares totalling US$425 million.
- Acquisition of Alpharma's human generic business in October makes Actavis the fourth largest generic pharmaceuticals company globally; 20.6% of sales now generated in the US.

Actavis President & CEO, Robert Wessman, commented:
"The substantial improvement in Actavis' financial and operational performance during the third quarter demonstrates the success of our strategy and the efficiency of our infrastructure. Amide, the US generics business that we acquired in May, is now integrated into our business and its contribution is reflected in these excellent results. Following the acquisition of Alpharma's human generics division last month, we now have an even stronger platform for growth in the key US market.

"Third-party sales improved in line with expectations during the third quarter and we have continued to see a good performance in most of our key Own-label markets as the flow of new products continued. We also anticipate a strong fourth quarter and the Group remains on target to achieve its full year guidance of 26% EBITDA margins and single-digit underlying growth."

Enquiries:
Actavis Group
Robert Wessman President & CEO — Tel: +354 535 2300
Mark Keatley, Chief Financial Officer — Tel: +354 535 2300
Halldor Kristmannsson, Director of Corporate Communications — Tel: +354 535 2300 / +354 840 3425

Financial Dynamics
Charlie Armitstead/Jonathan Birt (New York) — Tel: +1 212 850 5691
David Yates (London) — Tel: +44 (0) 207 831 3113

actavis
creating value in pharmaceuticals

14 November 2005

Actavis reports record profits and EBITDA margins in third quarter

Reykjavik, Iceland, 14 November 2005 - Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, today announces its results for the third quarter ended 30 September 2005.

Q3 Highlights

- Total reported revenue up 53.4% to EUR160.9m (Q3 2004: EUR104.9m) underlying total revenues up 24.3%
- Net profit up 63.1% to EUR23.2m (Q3 2004: EUR14.2m) reflecting a strong performance from the North American Division following the integration of Amide and strong performance in sales of Own-label products and sales to third parties.
- Record EBITDA margin of 30.0% (Q3 2004: 25.7%).
- Own-label sales up 23.4% to EUR72.5m in Q3 (Q3 2004: EUR58.8m) as a result of new product and market launches during the year.
- Third-party sales up 29.3% to EUR43.6m (Q3 2004: EUR33.8m), supported by two new product launches.
- Recent acquisitions of Kéri Pharma (Hungary), Higia (Bulgaria), thehuman generics business of Alpharma and Ophtha (Denmark).
- Group refinancing secured through US$1.27 billion senior debt facility and issue of preference shares totalling US$425 million.
- Acquisition of Alpharma's human generic business in October makes Actavis the fourth largest generic pharmaceuticals company globally; 20.6% of sales now generated in the US.

	Three months ended 30 September			Nine months ended 30 September		
Thousands of Euro	**Q3 2005**	**Q3 2004**	**% Change**	**9M 2005**	**9M 2004**	**% Change**
Total revenues	160.938	104.903	53,4%	384.717	340.784	12,9%
Total expenses	(124.386)	(84.005)	48,1%	(312.714)	(269.939)	15,8%
EBITDA	48.302	26.952	79,2%	96.312	86.754	11,0%
EBITDA/revenues	30,0%	25,7%	4,3%	25,0%	25,5%	0,4%
Profit before tax (PBT)	27.069	17.853	51,6%	54.833	57.720	5,0%
Net profit	23.204	14.225	63,1%	45.587	46.102	1,1%
Earnings per share (EPS)	0,00679	0,00465	45,8%	0,01464	0,01575	7,0%

Actavis President & CEO, Robert Wessman, commented:

"The substantial improvement in Actavis' financial and operational performance during the third quarter demonstrates the success of our strategy and the efficiency of our infrastructure. Amide, the US generics business that we acquired in May, is now integrated into our business and its contribution is reflected in these excellent results. Following the acquisition of Alpharma's human generics division last month, we now have an even stronger platform for growth in the key US market.

"Third-party sales improved in line with expectations during the third quarter and we have continued to see a good performance in most of our key Own-label markets as the flow of new products continued. We also anticipate a strong fourth quarter and the Group remains on target to achieve its full year guidance of 26% EBITDA margins and single-digit underlying growth."

Financial highlights - Q3 and first nine months of 2005

Income

Total revenue increased 53.4% to EUR160.9 million during the quarter (Q3 2004: EUR104.9 million) and was up 12.9% to EUR384.7 million in the first nine months (9M 2004: EUR340.8 million). This is mainly due to the consolidation into the Group accounts of the North American Division, which reported revenues of EUR32.5 million in the quarter.

- Sales in the Own-label Division were EUR72.5 million in the quarter (Q3 2004: EUR58.8 million) and EUR209.9 million for the first nine months (9M 2004: EUR171.6 million). Underlying[1] sales growth rose 19.7% in the quarter from 2004 with good growth in all key markets.
- Sales to third parties showed a strong underlying growth of 26.2% in the quarter and are up 31.1% compared to the last quarter (Q2 2005: EUR33.3 million). This mainly reflects new product and market launches in the third quarter, in addition to increased volumes produced in Malta for Third-party clients.
- The new North America Division posted maiden revenues for the Group of EUR32.5 million. Underlying growth for the division for Q3 was 65.6%, supported by new product launches.

The Group's total underlying revenue growth was 24.3% in the quarter and 4.0% for the first nine months of 2005. If underlying total growth is calculated for the three revenue division (excluding discontinued sales of API and Other revenues), it is delivering a strong 29,7% growth for quarter and 5,8% for the first nine months. When calculating the underlying growth for the Group, Amide growth is included for the third quarter over 2005.

	Three months ended 30 September			Nine months ended 30 September		
Thousands of Euro	**Q3 2005**	**Q3 2004**	**% Change**	**9M 2005**	**9M 2004**	**% Change**
Own Label	72,526	58,778	23.4%	209,888	171,587	22.3%
Third Party sales and dossiers	43,634	33,758	29.3%	103,710	131,423	-21.1%
N-America	32,464	0	N/A	32,464	0	N/A
API (Active Pharmaceutical Ingredients)	4,439	4,860	-8.7%	15,444	15,349	0.6%
Other revenues	7,874	7,507	4.9%	23,210	22,425	3.5%
Total revenues	**160,938**	**104,903**	**53.4%**	**384,717**	**340,784**	**12.9%**

Operating expenses

Operating expenses were EUR124.4 million in the quarter (Q3 2004: 84.0 million) and EUR312.7 million for the first nine months (9m 2004: 269.9 million). Operating expenses as a percentage of revenues were 77.3% in the quarter, down 9.1 percentage points from the previous quarter (Q2 2005: 86.4%).

- Cost of goods sold as a percentage of revenues decreased by 6.4 percentage points from Q2 to 45.3% (Q2 2005: 51.7%). This resulted from the consolidation of Amide's higher margin products and the impact of significantly increased manufacturing output of our Malta operations.
- Sales and marketing expenses decreased as a percentage of revenues to 13.8% (Q2 2005: 17.0%), due to lower cost in branded markets including Turkey, Russia and Bulgaria.
- General and administrative expenses decreased as a percentage of revenues to 9.2% in the third quarter (Q2 2005: 9.9%), which can mainly be explained by an increase in sales as the G&A largely consists of fixed expenses. In addition, Amide has a very low G&A expenses ratio.
- In the third quarter R&D expenses increased to EUR14.4 million, representing 9.0% of total revenues (Q2 2005: 7.8%). Higher cost can be explained by amortization of intangible assets that were allocated from the goodwill mainly from the Amide acquisition.
- Capitalized development cost represented an additional EUR6.0 million in the third quarter (Q2 2005: 5.1 million), which is explained by the timing of new products in the development process and an increase in number of products in development.

[1] Underlying sales growth excludes acquisitions, divestments and currency fluctuations in the period.

Comparisons of operating expenses are set out below.

	Three months ended 30 September			Nine months ended 30 September		
Thousands of Euro	**Q3 2005**	**Q3 2004**	**% Change**	**9M 2005**	**9M 2004**	**% Change**
Cost of goods sold	(72,864)	(52,601)	38.5%	(186,500)	(171,000)	9.1%
Sales and marketing expenses	(22,219)	(14,661)	51.6%	(57,063)	(43,093)	32.4%
Research and development expenses	(14,443)	(14,428)	0.1%	(32,817)	(30,816)	6.5%
General and administrative expenses	(14,860)	(2,315)	541.8%	(36,334)	(25,030)	45.2%
Total operating expenses	**(124,386)**	**(84,005)**	**48.1%**	**(312,714)**	**(269,939)**	**15.8%**

EBITDA

Earnings before interest, tax, exceptional items, depreciation and goodwill amortisation ("EBITDA") were EUR48.3 million in the third quarter (Q3 2004: EUR27.0 million). For the first nine months EBITDA was EUR96.3 million (9M 2004: EUR86.8 million). This represents an EBITDA to revenue margin of 30.0% for Q3, which is the highest margin ever for the Company (Q2 2005: 19.2%). For the first nine months it was 25.0%. In the quarter EUR3.1 million were allocated to inventory at Amide related to the goodwill created from the acquisition of the company, according to the IFRS. If that allocation had not been done, the core business would have delivered 31.9% EBITDA margin in the quarter. The strong performance in the third quarter was primarily driven by new product launches in the Third-party division, the strong performance in key Own-label markets and the successful integration of Amide into the Group. In addition, cost of goods sold and sales and marketing expenses decreased from the previous quarter.

	Three months ended 30 September			Nine months ended 30 September		
Thousands of Euro	**Q3 2005**	**Q3 2004**	**% Change**	**9M 2005**	**9M 2004**	**% Change**
EBITDA	48,302	26,952	79.2%	96,312	86,754	11.0%
EBITDA/revenues	30.0%	25.7%	4.3%	25.0%	25.5%	-0.4%

Tax

The Company's tax charge was EUR3.9 million in the third quarter of 2005, and the effective tax rate was 14.3%. For the first nine months, the Company's tax charge was EUR9.2 million and the effective tax rate was 16.9%. Amide was consolidated into Group accounts for the first time. Amide's relatively high tax rate was offset by low corporate tax rates in Malta, which contributed a significant proportion of Group profits in the quarter. The effective tax rate was also positively affected by a EUR2.2 million tax asset.

Profit and return on equity

Profit before tax was EUR27.1 million in the quarter (Q3 2004: EUR17.9 million), delivering an increase of 51.6% from the previous year, and EUR54.8 million for the nine months (9M 2004: EUR57.7 million). Net profit was EUR23.2 million in the quarter, up 63.1% from previous year, (Q3 2004: EUR14.2 million) and EUR 45.6 million for the first nine months of the year (9M 2004: EUR46.1 million). Return on equity in Q3 was 17.2% compared to 24.6% in the previous year. Net profit in the quarter was mainly driven by:

- Own-label division is performing slightly above expectations
- Two new product launches in Third-party division
- Strong performance of the North America division, which continues to deliver high margins and good growth.

Earnings per share ("EPS") were EUR0.00679 in Q3 (Q3 2004: EUR0.00465), up 45.8%. For the first nine months, EPS was EUR0.01464, down 7.0%. New shares of nominal value ISK 344,864,993 were listed in relation to the pre-emptive share offering, partly explaining a decrease in EPS and return on equity for the first nine months.

Cash flow and Capital expenditure

During the third quarter, net cash from operating activities was EUR40.3 million (Q3 2004: EUR -4.5 million), representing an operating profit to cash conversion ratio of 1.10. The Company's capital expenditure (CAPEX) totalled EUR26.9 million during the third quarter, representing 16.7% of revenues, and was EUR65.3 million for the first nine months (17.0% of revenues). During the third quarter net investments in development projects and know-how were EUR15.6 million (Q3 2004: EUR2.4 million) and in fixed assets EUR11.3 million (Q3 2004: EUR10.8 million). After investments in development and fixed assets the Group had a net free cash inflow of EUR13.4 million in the third quarter (Q3 2004: EUR -18.5 million) and EUR12.8 million in the first nine months (9M 2004: EUR -25.8 million).

Q3 and Recent Developments

July
- Completion of the acquisition of Amide.
- EUR 600 million Senior Credit facility.
- New shares of nominal value ISK 344,864,993 were listed in relation to the pre-emptive share offering.

August
- Mark Keatley appointed as Chief Executive of Finance for the Actavis Group.
- Organisational changes in Sales and Marketing International. Divisional centre moved to Actavis headquarters in Iceland. Sigurdur Oli Olafsson appointed as Chief Executive of the division.
- Amide received FDA approval for Loxapine Capsules USP.
- Actavis launched the antifungal drug, Terbinafine in 15 European countries.

September
- Actavis Group agreed to acquire Higia AD, one of the largest pharmaceutical distributors in Bulgaria, conditional on certain conditions, including the approval of the Bulgarian Commission for Protection of Competition.
- Acquisition of Kéri Pharma Generics in Hungary. The company employs around 80 people and has over 20 products on the market, with a further 23 in the pipeline.
- Actavis among the first to market with Sertraline tablets in 14 European countries.

October
- Actavis acquired the human generics business of Alpharma for US$810 million.
- Group refinancing secured through US$1.27 billion senior debt facility and issue of preference shares totalling US$425 million.
- Svafa Gronfeldt becomes Deputy to the CEO
- Acquisition of Ophtha in Denmark.

Divisional Review

Sales & Marketing, International Division - Own-label sales - 55% of total revenues for 9M

This division handles products developed by Actavis and those that have been in-licensed from other companies. Key markets for this division include Turkey, Bulgaria, Russia & CIS, Serbia and the Nordic region.

Financial performance for the third quarter slightly exceeded internal expectations. Total sales grew 23.4% in the quarter to EUR72.5 million (Q3 2004: EUR58.8 million). For the first nine months revenues grew by 22.3%, amounting to EUR209.9 (9M 2004: EUR171.6 million). The revenue increase in Q3 was mainly due to the performance of strong product sales in most key markets. In Turkey the highest impact came from Cravit (Levofloxacin) and Oraceftin (Cefuroxime), in Russia the top brands such as Troxevasin and Sedalgin-Neo contributed to most of the growth. The division is also seeing better performances from new products and market launches that were made in 2004 and 2005 such as Citalopram, Lansoprazole, Terbinafine and Clarithromycin.

Own-label sales by markets (EUR '000)

Market	Q3 2005	Q3 2004	% Change	9M 2005	9M 2004	% Change
Turkey	24,778	19,985	24.0%	77,837	58,685	32.6%
Bulgaria	13,864	12,107	14.5%	38,787	35,787	8.4%
Russia, Ukraine & CIS	14,932	13,573	10.0%	42,065	34,087	23.4%
Nordic Region	9,102	5,135	77.2%	24,596	20,707	18.8%
Serbia	7,024	5,817	20.8%	20,205	17,141	17.9%
Other	2,826	2,161	30.8%	6,399	5,181	23.5%
Total Own Label	**72,526**	**58,777**	**23.4%**	**209,888**	**171,587**	**22.3%**

Highest selling products in Own-label in EUR million

Products	9M 2005	9M 2004	Description
Cravit	11.2	5.9	Anti-Infective
Troxevasin	9.7	6.8	Cardiovascular
Oraceftin	9.5	6.4	Anti-Infective
Alfasid	8.0	6.0	Anti-Infective
Bioment	7.1	7.3	Anti-Infective

A market by market commentary follows below.

Turkey - 37% of Own-label sales for 9M and 34% in the quarter
Q3 sales grew by 24.0% to EUR24.8 million (Q3 2004: EUR20.0 million), with growth during the first nine months of 32.6% from 2004. Exchange rate positively effected the results but the underlying growth was 15% despite mandatory price decreases in the Turkish market (11% price decrease in January and 9% in Q2). Overall there were volume increases on most products but the major impact came from Cravit (Levofloxacin) and Oraceftin (Cefuroxime) with increasing contribution from the new products launches Citalopram, Lansoprazole, Terbinafine and Clarithomycin.

Russia, Ukraine & the CIS Region - 20% of Own-label sales for 9M and 21% in the quarter
The region experienced growth of 10.0% in Q3 2005 compared to the same period in 2004 with reported revenues of EUR14.9 million (Q3 2004: EUR13.6 million). Sales rose by 23.4% in the first nine months to EUR42.1 million (9M 2004: EUR34.1 million). However, with sales in US dollars the currency impact was adverse (stated in US$, growth for 9M 2005 was 29.3%). The main growth drivers were strong sales of top brands such as Troxevasin (Troxerutin), Sedalgin-Neo (analgesic combination), Adrianol (Adrianol) and Benalgin (analgesic combination). Ukraine also posted good results, mainly based on successful cooperation with major distributors and the good efforts of medical representatives.

Bulgaria - 18% of Own-label sales for 9M and 19% in the quarter
Q3 sales in Bulgaria grew 14.5% to EUR13.9 million (Q3 2004: EUR12.1 million). In the first nine months sales grew by 8.4% to EUR38.8 million (9M 2004: EUR35.8 million). The growth in the market is due to increased sale of highest selling products; Tercef (Ceftriaxone), Dehydratin Neo (Hydrochlorothiazide) and Isodinit (Isosorbid dinitrate).

North European Region & the Baltic countries - 12% of Own-label sales for 9M and 13% in the quarter
The North European region includes Iceland, Denmark, Sweden, Finland, Norway and the Baltic countries. Sales in this region increased by 77.2% in Q3 2005 compared to 2004 and totalled EUR9.1 million (Q3 2004: EUR5.1 million). In the first nine months, sales increased by 18.8% and were EUR24.6 million (9M 2004: 20.7 million). Denmark contributed good sales in Q3, which can mainly be explained by the product launch of Lamotrigine and good sale of Paraghurt. The third quarter was the best quarter in the year.

Serbia - 10% of Own-label sales for 9M and 10% in the quarter
Q3 sales were EUR7.0 million (Q3 2004: EUR5.8 million), delivering 20.8% growth over 2004. In the first nine months sales were EUR20.2 million (9M 2004: 17.1 million) and grew 17.9% from previous year. Results in euros were also adversely affected by the weakness of the dinar, sales in dinars increased however, by 35.7% in the first nine months. Actavis' market share in Serbia increased to 14.7%, mainly due to strong field work and improved recognition of the Actavis brand. Highest selling products were Enalapril (Enalapril), Ranisan (Ranitidine) and Omeprol (Omeprazol).

Sales & Marketing*, *Third-party - Global Division, 27% of total revenues for 9M and 27% in the quarter

This division handles sales of intellectual property developed by Actavis and sales of finished products to third parties. Key markets for this division include Germany, the United Kingdom and the Netherlands. In addition, Austria, France, Spain and the Scandinavian countries will play an important role going forward.

Sales in the third quarter were up 29.3% to EUR43.6 million (Q3 2004: EUR33.8 million). While we have experienced a decrease of 21.1% over the 9 month period to EUR103.7 million (9M 2004: EUR131.4 million) due to capacity constraints in the Icelandic manufacturing site as previously reported, the sales in Q3 2005 are the highest in a single quarter since the first quarter 2004. This was when the three Ramipril products were shipped to European customers.

The division launched two new products in the third quarter, the anti-fungal medicine Terbinafine tablets and the antidepressant Sertraline tablets in two dosage forms i.e. tablets and capsules. Both Terbinafine and Sertraline tablets ranked among the top ten highest selling products during the third quarter and it is anticipated that Sertraline tablets will rank among the top ten products during the year 2005. The delivery constraints of the second quarter are expected to be resolved by the end of the year like previously announced and significant improvements have already been achieved during the third quarter. The improvements are partly explained by increased efficiency at the Icelandic manufacturing site and furthermore by the fact that the Maltese manufacturing site is now producing a number of products for Western European markets, resulting in increased volumes coming from that site.

Revenue based on product sales were generated on 35 different products during 3Q 2005 and 39 different products during first nine months of the year.

Third-party product sales by markets (EUR '000)

Market	Q3 2005	Q3 2004	% Change	9M 2005	9M 2004	% Change
Germany	15.566	11.591	34,3%	35.926	60.114	-40,2%
UK	4.686	5.834	-19,7%	9.908	18.233	-45,7%
Netherlands	3.477	3.275	6,2%	8.262	7.683	7,5%
Austria	1.503	3.215	-53,2%	5.113	10.664	-52,1%
France	2.640	1.383	90,9%	5.026	3.300	52,3%
Other	11.838	6.487	82,5%	29.325	24.093	21,7%
Total Third Party	**39.710**	**31.783**	**24,9%**	**93.559**	**124.087**	**-24,6%**

Highest selling products by Third-party sales in EUR million

Products	9M 2005	9M 2004	Description
Citalopram	17.4	27.4	Antidepressant
Ciprofloxacin	9.9	9.7	Anti-Infective
Paroxetine	8.4	9.4	Antidepressant
Ramipril	7.8	13.5	Cardiovascular
Ramipril HCT	5.6	11.6	Cardiovascular

Germany - 38% of Third-party sales for 9M and 39% of sales in the quarter
Third-party product sales in Germany were up 34.3% to EUR15.6 million in 3Q 2005, (3Q 2004: EUR11.6 million). Sales in the first nine months were down 40.2% to EUR35.9 million (9M 2004: EUR60.1 million), with Ramipril, Ramipril HCT, Ciprofloxacin, Lamotrigine dispersible and Lisinopril Hydrochlorothiazide being the most important products. As expected, Lisinopril, which has traditionally been one of the most important products for the German market, has experienced reduced sales. This is mainly due to the fact that the product was launched over five years ago and supply agreements with some of the larger customers have expired.

The UK - 11% of Third-party sales for 9M and 12% of sales in the quarter
Third-party product sales in the UK decreased by 19.7% compared to 2004 and totalled EUR4.7 million in the third quarter (Q3 2004: EUR5.8 million). For the first nine months sales totalled EUR9.9 million (9M 2004: EUR18.2 million). After a slow start of the year, significant improvements were noted in Q2, which

continued in Q3. The most important product was Citalopram followed by Lamotrigine conventional tablets, Ramipril capsules and Paroxetine.

Netherlands - 9% of Third-party sales for 9M and 9% of sales in the quarter
Third-party product sales in the Netherlands were up 6.2% from last year, amounting to EUR3.5 million (Q3 2004 EUR3.3 million). For the first nine months, sales were up 7.5%, totalling EUR8.3 million (9M 2004: EUR7.7 million). The highest selling product during the first nine months was Ciprofloxacin for international distribution, followed by Citalopram and Fosinopril.

France - 5% of Third-party sales for 9M and 7% of sales in the quarter
Third-party product sales to the French market were up by 90.9% in the quarter and amounted EUR2.6 million (3Q 2004 EUR1.4 million). For the first nine months, sales were up 52.3%, totalling EUR5.0 million (9M 2004: EUR3.3 million). The highest selling product in the the first 9 months was Paroxetine, which was launched in the first quarter, followed by Citalopram and Ciprofloxacin.

Intellectual Property 10% of Third-party sales for 9M and 9% of sales in the quarter
Sales of intellectual property were in line with expectations, both for 3Q 2005 and the first nine months of the year. The strongest contributors to sales of intellectual property are Ramipril tablets, Ramipril capsules, Terbinafine tablets, Ramipril Hydrochlorothiazide tablets, Sertraline tablets and Benazepril Hydrochlorothiazide tablets.

Revenues based on intellectual property were generated on 29 different products during 3Q 2005 and 42 different products during first nine months of the year.

North America Division - 20% of total revenues in the quarter

This division includes Amide which we agreed to purchase in May and completed in June of this year. The Company's accounts for the third quarter are therefore reporting a first time contribution from this business, as of 1 July 2005. With the acquisition of Alpharma in October, reporting of Alpharma's US operations will be merged with Amide as part of the North America division. Alpharma´s sales outside the US will be included in the International division (Own-label sales).

Sales in the third quarter were EUR32.5 (Q3 2004: EUR19.6 million). The primary market factors that have had a positive impact upon Amide's sales are shortage of products from our competitors and withdrawal of certain products from the market of our competitors, resulting in increased sales of certain products. Alongside, Amide launched three new products in the quarter, supporting growth. Furthermore, Amide acquired three products from Novartis' subsidiary Sandoz in August, which will be a valuable addition to Amide's portfolio.

The integration process with Amide has gone well and the Company has delivered strong performance and results in the third quarter for Amide are above management expectations. Amide has continued throughout the year to deliver strong margins on its sales and their results in the first half were very promising. Key figures from Amide's unaudited accounts for 1H 2005 were:

- Revenues of EUR60.3 million, up 53.8% from 2004.
- EBITDA EUR33.3 million - EBITDA margin of 55.2%.

Going forward, Amide will be reported as part of the North America division along with the recently acquired Alpharma.

Outlook

Own-label sales:
In our Own-label sales division, we will continue to integrate our recent acquisitions in the Czech Republic, Slovakia, Bulgaria, Denmark and in Hungary as well drive growth through further product and market launches. The outlook for the remainder of the year remains strong.

Third-party sales:
In the Third-party division, the second half of the year is expected to be stronger than the first as anticipated, although the division is not expected to show growth over 2004 due to the major launches of the Ramipril products in Q1 2004. Three additional product launches are expected before year end.

North America division:
We expect the North America division to continue to perform well in the fourth quarter and maintain good revenue growth and strong margins. However, margins in the fourth quarter are not expected to be as high as in the first half of 2005. Furthermore, additional FDA approvals are anticipated in the coming months.

In addition to making further acquisitions to lead the consolidation of a still fragmented industry, Actavis is committed to driving further organic growth through innovative product launches, penetration of new markets and regulatory approvals of new generic pharmaceuticals.

Guidance for 2005
As previously announced, the fourth quarter of 2005 is expected to be strong in terms of revenues and profitability reflecting a number of new product launches, continued strong performance of the three revenue divisions. Furthermore, management expects strong EBITDA to sales margins of around 26% for the full year and single-digit underlying growth in 2005.

Guidance for 2006
Revenues are expected to be approximately EUR1.3 billion and EBITDA expected to be approximately 19% to 20% for the full year.

Guidance for 2007
Underlying revenue growth is expected to be in double digits, rising to at least EUR 1.5 billion, with an EBITDA margin expected to be approximately 20%.

Method of Consolidation

The consolidated financial statements comprise the financial statements of Actavis Group hf. and its subsidiaries. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Group companies are those companies in which the parent company has a controlling financial interest through direct and indirect ownership of a majority voting interest or effective managerial and contractual control. The subsidiaries held or acquired exclusively with a view to subsequent resale are excluded from consolidation and are included as available-for-sale investments and measured at fair value where this can be reliably measured or at cost less impairment losses where fair value cannot be reliably measured. All material intra-group balances, transactions and any unrealised gains from intra-group transactions have been eliminated in consolidation. The equity and net income attributable to minority interests are shown as separate items in the consolidated financial statements.

Auditing

The Group's auditors have performed a limited review of the interim consolidated financial statements.

Actavis' Financial Calendar

Q4 and annual results	23 February 2006
Q1 results	9 May 2006
Q2 results	10 August 2006
Q3 results	9 November 2006

Financial calendar is also available on the Actavis' website, www.actavis.com

Presentation of Financial Results

An open meeting for investors, analysts and shareholders will be held at the Nordica Hotel in Reykjavik, Iceland, at 08:20 GMT on 15 November 2005. A copy of the presentation will be available at www.actavis.com following the meeting. A conference call will be held later the same day at 14:00 GMT (09:00 EST) for analysts and investors. Robert Wessman, CEO and Mark Keatley, CFO, will be presenting. European analysts should dial +44(0)20 7365 1849 and US analysts should dial +1 718 354 1172.

Enquiries:

Actavis Group

Robert Wessman President & CEO	Tel: +354 535 2300
Mark Keatley, Chief Financial Officer	Tel: +354 535 2300
Halldor Kristmannsson, Director of Corporate Communications	Tel: +354 535 2300 / +354 840 3425

Financial Dynamics

Charlie Armitstead/Jonathan Birt (New York)	Tel: +1 212 850 5691
David Yates (London)	Tel: +44 (0) 207 831 3113

About Actavis

Actavis Group is an international generic pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of generic pharmaceuticals. Headquartered in Iceland, Actavis has development and manufacturing facilities in Iceland, Bulgaria, Turkey, Malta, Serbia and the USA. Actavis' intellectual property has resulted in Actavis being first to market with generic products when patents expire. Actavis' recent conditional acquisition of Alpharma's generics business places the company among the five leading companies in the generic pharmaceuticals market. Subject to the closing of the acquisition Actavis will have operations in 32 countries with about 10 thousand employees.

Forward Looking Statements

This press release contains forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims and exposure to environmental liability.

Following are the financial statements.

Income Statement	Q3 2005	Q3 2004	9M 2005	9M 2004
Net sales	153,390	97,251	366,068	318,359
Cost of goods sold	(72,864)	(52,601)	(186,500)	(171,000)
Gross profit	**80,526**	**44,650**	**179,568**	**147,359**
Other income	7,548	7,652	18,649	22,425
Sales and marketing expenses	(22,219)	(14,661)	(57,063)	(43,093)
Research and development expenses	(14,443)	(14,428)	(32,817)	(30,816)
General and administrative expenses	(14,860)	(2,315)	(36,334)	(25,030)
	(43,973)	(23,752)	(107,566)	(76,514)
Profit from operations (EBIT)	**36,553**	**20,898**	**72,003**	**70,845**
Income / (Loss) from associates	(801)	(280)	(801)	(844)
Financial income/(expenses)	(8,683)	(2,765)	(16,369)	(12,281)
Profit before tax	**27,069**	**17,853**	**54,833**	**57,720**
Income tax	(3,864)	(3,628)	(9,245)	(11,618)
Net profit	**23,204**	**14,225**	**45,587**	**46,102**
Attributable to:				
Equity holders of the Company	22,603	12,990	43,496	43,926
Minority interest	601	1,235	2,091	2,176
Profit for the period	23,204	14,225	45,587	46,102

Balance sheet	30.9.2005	31.12.2004	30.9.2005	31.12.2004
Non-current assets	995,891	442,085	995,891	442,085
Current assets	417,677	242,081	417,677	242,081
Total Assets	1,413,568	684,166	1,413,568	684,166
Stockholders' equity	604,397	281,822	604,397	281,822
Minority interest	12,280	9,853	12,280	9,853
Non-current liabilities	559,988	183,123	559,988	183,123
Current liabilites	236,902	209,367	236,902	209,367
Total equity and liabilities	1,413,568	684,166	1,413,568	684,166

Cash flow	Q3 2005	Q3 2004	9M 2005	9M 2004
Working capital from operating activities	27,590	22,229	81,146	65,061
Net cash provided by operating activites	40,320	(4,466)	78,127	12,225

Key ratios	Q3 2005	Q3 2004	9M 2005	9M 2004
EBITDA	48,302	26,952	96,312	86,754
EBITDA/revenues	30.0%	25.7%	25.0%	25.5%
EBIT/revenues	22.7%	19.9%	18.7%	20.8%
Earnings per share (EPS)	0.00679	0.00465	0.01464	0.01575
Profit to sale	14.4%	13.6%	11.8%	13.5%
Return on equity (ROE)	17.2%	24.6%	16.3%	26.6%
Equity ratio	0.44	0.43	0.44	0.43
Current ratio	1.76	1.16	1.76	1.16
Internal value of shares	14.14	7.79	14.14	7.79

Actavis Group hf.

Consolidated interim financial statements
Nine months ended 30 September 2005
Euro

Contents

Page

Endorsement by the board of directors and the president and CEO

The consolidated interim financial statements of Actavis Group include the interim financial statements of Actavis Group hf. (the Company) and its subsidiaries, together referred to as (the Group).

Net profit for the period amounting to EUR45.6 million, is shown in the income statement on page 5. Total equity amounting to EUR616.7 million at the end of the period is shown in the balance sheet on page 6. Changes in total equity and appropriation of net profits are further explained in the interim financial statements.

Two shareholders owned more than 10% share in the Company at the end of the period, Amber International Ltd. with 35.3% ownership and Landsbanki Luxemburg S.A. with 11.7%.

At the beginning of February the Company completed the acquisition of Biovena Pharma Sp., a Polish company, specialising in sales and marketing. The results of Biovena Pharma Sp. have been included in the financial statements from 1 February 2005.

At the beginning of April the Company acquired the Indian company Lotus Laboratories Ltd. and the Czech company Pharma AVALANCHEe s.r.o. Lotus Laboratories specialises in research and development and Pharma AVALANCHEe in sales and marketing of generics. The results of both Lotus Laboratories Ltd. and Pharma AVALANCHEe s.r.o. have been included in the financial statements from 1 April 2005.

In May 2005 the Company signed a stock purchase agreement for the purchase of the American company Amide Pharmaceuticals Inc., which specialises in developing, manufacturing and marketing pharmaceuticals. The acquisition was supported by a EUR263 million share offering and sale of treasury shares along with a EUR600 million syndicated credit facility which was also used to refinance the Group's existing short-term and long-term debt. The results of Amide Pharmaceuticals Inc. have been included in the financial statements from 1 July 2005.

At the beginning of September 2005 the Company agreed to acquire the Bulgarian company Higia AD, a distributor for pharmaceuticals in Bulgaria. At the end of September the Company acquired the generic business of the Hungarian company Kéri Pharma. Kéri Pharma specialises in the development, sales and marketing of generic pharmaceuticals. The financial statements of the Group were not affected by this agreement during the period.

At 17 October 2005 the Company signed an agreement to purchase the human generic business of the US listed company Alpharma Inc., for a total consideration of USD810 million (EUR675 million) in cash. The Company has secured USD1,695 million (EUR1,413 million) in financing for the acquisition and refinancing of the majority of existing debt. The financing comprises a USD970 million (EUR808 million) term loan facility, a USD300 million (EUR250 million) revolving credit facility and a USD425 million (EUR354 million) preference share offering. The financial statements of the Group were not affected by this agreement during the period.

The accompanying financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as further explained in Note 2 on page 9. The implementation of IFRS on 1 January 2005 resulted in an increase of EUR5.8 million in shareholder's equity.

The Group's consolidated interim financial statements for the nine months ended 30 September 2005 were approved by the board of directors and the president and CEO of Actavis Group hf. on 14 November 2005 and signed on their behalf by:

Board of Directors:

Bjorgolfur Thor Bjorgolfsson
Chairman of the Board

Andri Sveinsson — Karl Wernerson

Sindri Sindrason — Magnus Thorsteinsson

President and CEO:

Robert Wessman

Auditors´ report

To the Board of directors of Actavis Group hf.

We have performed a limited review of the interim consolidated balance sheet of Actavis Group hf. and its subsidiaries as of 30 September 2005 and the related consolidated income statement and consolidated statement of cash flow for the nine months then ended. All information included in these interim consolidated financial statements is the representation of the management of Actavis Group hf.

A limited review is confined to the presentation of financial statements information that is the representation of the Group's management. We have not audited or performed a full scope review on the accompanying interim consolidated financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Reykjavik, 14 November 2005.

Alexander G. Edvardsson
Audur Thorisdottir

KPMG Endurskodun hf.

Consolidated interim income statement for the nine months ended 30 September 2005

	Notes	Third Quarter 1 July - 30 September 2005	Third Quarter 1 July - 30 September 2004	Nine months 1 January - 30 September 2005	Nine months 1 January - 30 September 2004
Operating revenues					
Net sales		153,390	97,251	366,068	318,359
Cost of goods sold		(72,864)	(52,601)	(186,500)	(171,000)
Gross profit		80,526	44,650	179,568	147,359
Other income		7,548	7,652	18,649	22,425
Sales and marketing expenses		(22,219)	(14,661)	(57,063)	(43,093)
Research and development expenses		(14,443)	(14,428)	(32,817)	(30,816)
General and administrative expenses		(14,860)	(2,315)	(36,334)	(25,030)
		(43,973)	(23,752)	(107,566)	(76,514)
Profit from operations		36,553	20,898	72,003	70,845
Income / (loss) from associates		(801)	(280)	(801)	(844)
Financial income/(expenses)	6	(8,683)	(2,765)	(16,369)	(12,281)
Profit before tax		27,069	17,853	54,833	57,720
Income tax		(3,864)	(3,628)	(9,245)	(11,618)
Profit for the period		23,204	14,225	45,587	46,102
Attributable to:					
Equity holders of the Company		22,603	12,990	43,496	43,926
Minority interest		601	1,235	2,091	2,176
Profit for the period		23,204	14,225	45,587	46,102
Earnings per Share	7				
Basic Earnings per Share (EUR)		0.00679	0.00465	0.01464	0.01575
Diluted Earnings per Share (EUR)		0.00679	0.00465	0.01464	0.01575

Interim financial statements of Actavis Group hf. 30 September 2005 5 *Amounts are in thousands of euro*

Consolidated interim balance sheet at 30 September 2005

Assets

	Notes	30/9/2005	31/12/2004
Goodwill	8	527,836	236,801
Other intangible assets	9	229,988	30,622
Property, plant and equipment	10	208,080	145,228
Investment in associated companies		87	2,032
Other investments		9,739	6,155
Deferred tax assets	20	20,162	21,247
Non-current assets		995,891	442,085
Inventories	13	96,900	71,572
Trading investments		9,440	0
Trade receivables	14	149,937	113,974
Other receivables	14	76,542	39,210
Cash and cash equivalents		84,858	17,325
Current assets		417,677	242,081
Total assets		1,413,568	684,166

Equity and liabilities

	Notes	30/9/2005	31/12/2004
Capital stock	15	42,750	36,181
Share premium and statutory reserve		333,348	98,332
Other reserves		16,256	(23,410)
Retained earnings		212,043	170,720
Stockholders' equity		604,397	281,822
Minority interest		12,280	9,853
Total equity		616,677	291,676
Interest bearing loans	18	481,600	162,983
Retirement benefit obligation		7,544	5,753
Obligations under finance leases	19	14,517	4,894
Deferred income tax liabilities	20	56,065	9,493
Provisions	21	262	0
Non-current liabilities		559,988	183,123
Interest bearing loans		44,709	129,868
Accounts payable and other liabilities		188,202	73,379
Obligations under finance leases	19	1,827	2,158
Provisions	21	2,164	3,962
Current liabilities		236,902	209,367
Total liabilities		796,891	392,490
Total equity and liabilities		1,413,568	684,166

Interim financial statements of Actavis Group hf. 30 September 2005 6 *Amounts are in thousands of euro*

Consolidated interim statements of cash flow for the period January to September 2005

	Notes	Nine months ended 30 September 2005	2004
Cash flows from operating activities			
Profit for the period		45,587	46,102
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation and impairment of fixed assets	10	14,524	9,382
Amortisation of intangible assets	9	9,785	6,527
Currency fluctuations and indexation		2,270	1,243
Changes in deferred taxes		5,317	(119)
Other changes		3,663	1,926
Working capital provided by operating activities		81,146	65,061
Changes in operating assets and liabilities:			
Inventories, (increase) decrease		(4,353)	11,149
Receivables, increase		(15,395)	(61,881)
Short-term liabilities, increase (decrease)		16,728	(2,104)
Changes in operating assets and liabilities		(3,020)	(52,836)
Net cash provided by operating activities		78,127	12,225
Cash flows to investing activities			
Increase in intangible assets		(26,059)	(11,712)
Investment in property and equipment		(42,609)	(29,262)
Proceeds from sale of property and equipment		3,344	1,557
Investments in subsidiaries and other companies net of cash acquired		(353,989)	(5,119)
Proceeds from sale of investments in other companies		3,657	1,674
Securities, change		17,737	(611)
Net cash used in investing activities		(397,918)	(43,472)
Cash flows from financing activities			
Changes in capital stock		240,422	542
Dividend paid		(3,554)	(3,183)
Proceeds from long-term borrowings		414,657	12,951
Payments of long-term debt		(148,095)	(13,581)
Changes in bank loans		(118,867)	25,864
Changes in finance lease		(1,687)	0
Net cash generated from financing activities		382,876	22,593
Net change in cash and cash equivalents		63,084	(8,653)
Effects of foreign exchange adjustments		4,450	(1,103)
Cash and cash equivalents at beginning of period		17,325	29,968
Cash and cash equivalents at end of period		84,859	20,212
Other information			
Interest paid		(10,934)	(11,392)
Income tax paid		(6,714)	(4,079)

Interim financial statements of Actavis Group hf. 30 September 2005 7 *Amounts are in thousands of euro*

Changes in total equity
for the period ended 30 September 2005

	Share capital	Share premium	Other reserves	Retained earnings	Shareholder's equity	Minority interest	Total equity
Balance at 1 January 2004	36,113	99,447	(21,252)	113,609	227,917	7,316	235,233
Translation difference			(2,158)		(2,158)		(2,158)
Purchases of treasury stock	(59)	(2,391)			(2,450)		(2,450)
Sales of treasury stock	127	1,276			1,403		1,403
Net profit for the year				60,286	60,286	3,996	64,282
Change in minority interest						(1,459)	(1,459)
Dividends				(3,175)	(3,175)		(3,175)
Balance at 31 December 2004	36,181	98,332	(23,410)	170,720	281,823	9,853	291,676
Change due to implementation of IAS 39				1,387	1,387		1,387
Adjusted equity at 1 January 2005	36,181	98,332	(23,410)	172,107	283,210	9,853	293,063
Translation difference			38,883		38,883		38,883
Changes in treasury stock	2,224	82,043			84,267		84,267
Accrued stock option			783		783		783
New shares issued	4,345	152,974			157,319		157,319
Net profit for the period				43,496	43,496	2,091	45,587
Change in minority interest					0	336	336
Dividend				(3,560)	(3,560)		(3,560)
Balance at 30 September 2005	42,750	333,349	16,256	212,043	604,397	12,280	616,677

Interim financial statements of Actavis Group hf. 30 September 2005 8 *Amounts are in thousands of euro*

Notes to the consolidated interim financial statements

1. General Information

Actavis Group hf. (the Company), is a limited liability company domiciled in Iceland. Actavis Group and it's subsidiaries (the Group) specialises in development, manufacturing and sales of generic pharmaceuticals for international markets. It is financially strong and has experienced rapid growth in recent years.

The Group operates across five continents and has its headquarters in Iceland. Principal markets include USA, Germany, Turkey, Bulgaria, Serbia, Russia and the Nordic Countries. Teams of pharmacists, chemists and other scientific professionals help to make up a total workforce in excess of 6.500. The Group has modern manufacturing facilities in Bulgaria, Malta, Turkey and Iceland that are EU-GMP* approved. Additional manufacturing in Serbia currently services domestic and other markets for own-label products outside the EU. The plants produce a variety of medicines in different formulations including tablets, capsules, injectables, suspensions, suppositories, creams and ointments.

An extensive network of sales and marketing offices enables effective market penetration. Strategic acquisitions, the opening of new sales offices and intensive investment in the development of generic pharmaceuticals are fuelling the growth of the Group and have positioned it to take advantage of future opportunities.

These interim financial statements are presented in thousands of euros rounded to the nearest thousand, being the currency of the primary economic environment in which the group operates.

* Good manufacturing practice (GMP) is a system for ensuring that products are consistently produced and controlled according to quality standards.

2. Significant Accounting Policies

Basis of Accounting

The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as of 1 January 2005. The disclosures required by IFRS 1 concerning the transition from IS GAAP to IFRSs are given in Note 23.

The consolidated interim financial statements have been prepared on a historical cost basis, except for the revaluation of certain properties and financial instruments. The principal accounting policies adopted are set out below.

Basis of Preparation

The consolidated interim financial statements have been prepared on the basis of the stable platform of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The IFRS financial information has been prepared on the basis of all IFRS and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB effective for 2005 reporting.

The preparation of the interim financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values af assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

IFRS that will be effective or available for voluntary early adoption in the annual financial statements for the period ended 31 December 2005 are still subject to change and to the issue of additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period that are relevant to this interim financial information will be determined only when the first IFRS financial statements are prepared at 31 December 2005.

Notes to the consolidated interim financial statements

Background

- The IFRS project

In June 2002, the Council of the European Union adopted a Regulation requiring listed companies in its Member States to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005. The first Annual Report for the Group prepared under IFRS will be that for the year ending 31 December 2005. The first financial results announcement prepared in accordance with IFRS was for the first quarter of 2005.

The Group's project to convert its financial reporting from IS GAAP to IFRS has now been completed. A training program has been completed, rolled out to all finance staff worldwide and the adjusted historical data, which provides the comparative information under IFRS in 2005, has been prepared.

As 2003 will be the earliest year for which full IFRS financial statements will be presented in the Annual Report 2005, the transition date to IFRS for the Group is 1 January 2003. Normally accounting changes of this nature would require full retrospective application, but under the IFRS transitional rules, only certain adjustments have to be applied with effect from the transition date of 1 January 2003.

- IFRS 1 exemptions

IFRS 1, First-Time Adoption of International Financial Reporting Standards, permits those companies adopting IFRS for the first time to take some exemptions from the full requirements of IFRS in the transition period. The Group intends to take the following key exemptions:

• *Business combinations:* Business combinations prior to the transition date (1 January 2003) have not been restated on IFRS basis.

• *Fair value or revaluation as deemed cost:* An entity may elect to use fair value or a previous GAAP revaluation at the date of the opening balance sheet date as deemed cost. The carrying amount of property, plant and equipment is not recalculated.

• *Share-based payments:* A first-time adopter has an option not to apply IFRS 2 retrospectively to equity instruments granted on or before 7 November 2002. This exemption is taken since it is not allowed to disclose the fair value of those equity instruments which was not disclosed as determined at the measurement date.

• *Financial instruments:* Financial instruments in the Annual Report are recorded on the existing IS GAAP basis, rather than in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'.

The Group adopted IAS 39 in full on 1 January 2005. One of the exemptions available under IFRS 1 relaxes the requirement to comply with IAS 32 and IAS 39 until that time. The Group intends to take advantage of this exemption, and so, in 2003 and 2004, financial instruments are accounted for and presented on a Icelandic GAAP basis. On 1 January 2005 an adjustment to the opening balance sheet has been made to reflect the movements from the IS GAAP carrying values to the IAS 32 and IAS 39 values, which for many financial instruments is fair value.

The IFRS financial information has been prepared on the basis of taking these exemptions.

Interim financial statements of Actavis Group hf. 30 September 2005 10 *Amounts are in thousands of euro*

Notes to the consolidated interim financial statements

Basis of consolidation

-Subsidiaries

The consolidated interim financial statements incorporate the interim financial statements of the Group and enterprises controlled by the Group (its subsidiaries). Control is achieved where the Group has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The consolidated interim financial statements have been prepared using the purchase method of consolidation accounting. When ownership in subsidiaries is less than 100%, the minority interest in the subsidiaries' income or loss and stockholders equity is accounted for in the calculation of the consolidated income or loss and the consolidated stockholders equity.

The results of subsidiaries acquired or disposed of during the period are included in the interim consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the Consolidation.

All intra-group transactions, balances, income and expenses are eliminated on consolidation..

-Associates

An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee.

The associates are incorporated in these interim financial statements using the equity method of accounting. Investments in associates are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of the associates in excess of the Group's interest in those associates are not recognised.

When companies within the Group transact with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate. Losses may provide evidence of an impairment of the asset transferred in which case appropriate provision is made for impairment.

-Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition. Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous IS GAAP valuation subject to being tested for impairment at that date. Goodwill amortized under IS GAAP prior to 2003 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Notes to the consolidated interim financial statements

Revenue recognition

Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received and when title and risk of loss passes to the customer.

Revenue is recognised as follows for the different activities of the business after deductions for discounts and returns.
• Revenue from sales of pharmaceutical products is recognised on delivery to the customer, at which point the risk and rewards of ownership pass to the customer.
• Revenue from dossier sales is recognised in accordance with contractual milestones, upon confirmation of acceptance of the completion of the milestones by customers.
• Payments received from customers in advance of performance of the Group's obligations are included as deferred revenue, and not recognised as income until the Group performs its obligations.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payments have been established.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognised as assets at their cost value at the date of acquisition and are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The corresponding liability to the lessor is included in the balance sheet as an obligation under finance leases.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Foreign exchange differences arising on translation are recognized in the income statement.

On consolidation, the assets and liabilities of the Group's subsidiaries are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

The interim financial statements of foreign subsidiaries that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the balance sheet date before they are translated into euros.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Notes to the consolidated interim financial statements

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss.

Post retirement benefit

- Defined contribution scheme
The Group's contributions to defined contribution plans are charged to the income statement as incurred.

- Employee termination indemnity
In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees on retirement or on termination for reasons other than resignation or misconduct. These payments are calculated based on a pre-determined formula and are subject to certain upper limits. The accrued liability is based on the present value of the future obligation of the Group that may arise from the retirement of the employees.

- Post retirement payment scheme
Government legislation in Bulgaria requires employers to pay retirement benefits based on an employees final salary and years of service to the Group. A calculation is performed annually by a qualified actuary to determine the Group's obligation in respect of this scheme.

Taxation

The tax expense comprises tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. [Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible]. The Group's liability for current tax is calculated using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in respect of previous years.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Notes to the consolidated interim financial statements

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future benefits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Intangible assets

-Research and development

Research and development costs comprise costs relating to the Group's research and development activities, including clinical studies, amortisation and depreciation, and labour costs which are directly or indirectly attributable to the Group's research and development activities. Research costs are recognised in the income statement as incurred. An internally generated intangible asset arising from the Group's clinical development is recognised if all of the following conditions are met:

- It is technically feasible to complete the intangible asset so that it will be available for use or sale.
- It is intended to use or sell the intangible asset.
- The intangible asset is capable of being used or sold.
- The intangible asset will generate probable future economic benefits. The Group has identified amongst other things, the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.
- The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
- The expenditure attributable to the intangible asset during its development can be reliably measured.

Internally generated intangible assets are amortised on a straight-line basis over their useful lives, generally five years.

-Other intangible assets

Other intangible assets separately acquired or acquired as part of a business combination are amortised over their estimated useful lives from the time they are available for use. The amortisation charge for each period is recognised as an expense.

Notes to the consolidated interim financial statements

Property, plant and equipment

Property, plant, and equipment are carried at acquisition or manufacturing cost, less depreciation and impairment losses. Subsequent acquisition costs are capitalized. The manufacturing cost of self-constructed property, plant, and equipment is calculated on the basis of the directly attributable unit costs as well as an appropriate share of overheads, including depreciation and impairment losses. In the case of acquisitions denominated in foreign currencies, subsequent exchange rate movements do not affect recognition of the asset at the original acquisition or manufacturing cost.

The depreciable amount of assets is allocated on a straight-line basis over their expected useful lifes. The useful life is regularly reviewed and adjusted to the expected life. Impairment losses are charged where required in accordance with IAS 36, and these are subsequently reversed if the original grounds for the write-down no longer apply. The depreciation charge for each year is recognised as an expense, on the following bases:

Property and plant	2-8%
Equipment	10-33%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or the lease term if shorter.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment of tangible and intangible assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where assets do not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but not to exceed the carrying amount if no impairment loss has been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. An impairment loss in respect of goodwill is not reversed.

Notes to the consolidated interim financial statements

Cash and Cash equivalents

Bank balances and cash comprise cash and short-term deposits held by the Group's treasury function. The carrying amount of these assets approximates their fair values.

Trade receivables

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Accounts receivable in other currencies than euro, are valued at the exchange rates prevailing on the balance sheet date.

Investments

Investments in other companies are valued at acquisition cost less provisions for estimated impairment losses on certain investments.

Securities which the company has the expressed intention and ability to hold to maturity are valued at cost, less an allowance for estimated irrecoverable amounts.

Financial Liability and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans are recorded on the basis of the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overhead expenses that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less the estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Notes to the consolidated interim financial statements

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and are presented as a reduction of net equity. Possible gains or losses on purchase or sale of treasury shares are not reported in the income statement.

Provisions

A provision is recognised when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring costs are recognised when the company has a detailed formal plan for the restructuring which has been notified to affected parties.

Share-based Payments

On 1 January 2003, Actavis Group hf. applied the requirement of IFRS 2 Share-based Payments. In accordance with the transition provisions, IFRS 2 will be applied to all options granted after 7 November 2002 that had not been vested as of 1 January 2003.

The Group has issued share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Interest-bearing borrowings

Interest-bearing borrowings are recorded initally at fair value less attributable transaction cost. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value recognised in profit or loss over the period of the borrowings on an effective interest basis.

Accounts payable

Accounts payable are valued at nominal value and accounts payable in other currencies than euro have been recorded at the exchange rates prevailing on the balance sheet date.

Earnings per share

Earnings per share is the ratio between profit and weighted average number of shares for the period and reveals net profit per share. The nominal value of each share amounts to one ISK. Calculation of diluted earnings per share takes into consideraton stock options made with the Group's employees and the prospective deliverance of shares related to those options.

Notes to the consolidated interim financial statements

3. Quarterly statements

	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004
Net sales	153,390	115,720	96,958	106,237	97,251
Cost of goods sold	(72,864)	(63,090)	(50,546)	(54,007)	(52,601)
Gross profit	80,526	52,630	46,412	52,230	44,650
Other income	7,548	6,269	4,832	6,190	7,652
Sales and marketing expense	(22,219)	(20,722)	(14,122)	(21,800)	(14,661)
Research and development expense	(14,443)	(9,497)	(8,877)	(8,633)	(14,428)
General and administration expense	(14,860)	(12,100)	(9,374)	(7,239)	(2,315)
Impairment of goodwill	0	0	0	(3,128)	0
Profit from operations	36,553	16,580	18,871	17,620	20,898
Financial income/(expenses)	(8,683)	(487)	(7,199)	(66)	(2,765)
Income from associates	(801)	0	0	(285)	(280)
Profit before tax	27,069	16,093	11,672	17,269	17,853
Income tax	(3,864)	(4,802)	(579)	913	(3,628)
Net profit for the period	23,204	11,291	11,093	18,182	14,225
EBITDA	48,300	23,447	24,565	27,004	26,952

4. Segment reporting

Geographical markets are the Group's primary segments. Segment infomation according to location of assets for YTD 2005:

	Western Europe	Eastern Europe	Other Segments	Eliminations	Total
External revenue	127,115	219,564	38,038	0	384,717
Internal revenue	114,254	1,290	206	(115,750)	0
Total segment revenue	241,369	220,854	38,244	(115,750)	384,717

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

	Western Europe	Eastern Europe	Other Segments	Eliminations	Total
Segment results	11,459	28,153	7,601	(1,626)	45,587

Segment report for YTD 2004:

	Western Europe	Eastern Europe	Other Segments	Eliminations	Total
External revenue	153,931	186,804	49	0	340,784
Internal revenue	138,151	902	0	(139,053)	0
Total segment revenue	292,082	187,706	49	(139,053)	340,784
Segment results	22,312	24,881	(285)	(806)	46,102

Interim financial statements of Actavis Group hf. 30 September 2005 18 *Amounts are in thousands of euro*

Notes to the consolidated interim financial statements

5. Salaries

Salaries and related expenses paid by the Group are specified as follows:

	YTD 2005	YTD 2004
Salaries	65,761	53,293
Related expenses	19,950	16,167
	85,711	69,460
Number of employees at end of period	6,532	6,693
Average number of positions	6,509	6,849

Allocation of salaries to items of income statement:

	YTD 2005	YTD 2004
Cost of goods sold	31,061	26,049
Sales and marketing	22,029	18,906
Research and development	13,778	10,784
General and administrative	16,050	12,300
	82,918	68,039

Allocation of salaries to items of balance sheet:

Development	2,793	1,421
	2,793	1,421

Interim financial statements of Actavis Group hf. 30 September 2005 19 *Amounts are in thousands of euro*

Notes to the consolidated interim financial statements

6. Financial income / (expenses)

	YTD 2005	YTD 2004
Net financial income and expenses:		
Interest income	2,075	2,366
Interest expenses	(12,200)	(12,386)
Currency fluctuations	(5,044)	(2,261)
Write-down of investment in associated companies	(1,200)	0
	(16,369)	(12,281)

7. Earnings per share

The calculation of Earnings per Share is based on the following data:

	YTD 2005	YTD 2004
Net profit	43,496	43,926
Total average number of shares outstanding during the period (in million)	2,970	2,789
Total average number of shares including potential shares (in million)	2,972	2,790
Basic Earnings per Share (EUR)	0.01464	0.01575
Diluted Earnings per Share (EUR)	0.01464	0.01575

8. Goodwill

	30.9. 2005
At 1 January 2005	236,801
Currency adjustments during period	7,685
Recognised on acquisition of subsidiaries	282,238
Other changes	1,112
At 30 September 2005	527,836

Interim financial statements of Actavis Group hf. 30 September 2005 20 *Amounts are in thousands of euro*

9. Other intangible assets

	Development cost and know-how	Others intangibles	Total
Cost			
At 1 January 2005	34,345	13,385	47,730
Currency adjustments during period	1,562	559	2,122
Additions due to acquistions	20,976	162,640	183,617
Additions during period	24,197	1,937	26,134
Disposals during period	(1,144)	(4,178)	(5,322)
At 30 September 2005	79,937	174,343	254,280
Amortisation			
At 1 January 2005	9,736	7,372	17,108
Currency adjustments during period	289	408	697
Additions due to acquisitions	1,024	5	1,029
Disposals during period	0	(4,098)	(4,098)
Amortised of asset disposals	(156)	(74)	(230)
Amortised during period	4,090	5,695	9,785
At 30 September 2005	14,984	9,308	24,292
Net book value	64,953	165,035	229,988

The amortisation of other intangible assets, classified by operational category, is specified as follows:

	YTD 2005	YTD 2004
Cost of sales	613	874
Sales and marketing expenses	22	20
Administration	849	237
Research and development	8,301	5,396
	9,785	6,527

Interim financial statements of Actavis Group hf. 30 September 2005 21 *Amounts are in thousands of euro*

Notes to the consolidated interim financial statements

10. Property, plant and equipment

	Property and plant	Machinery and equipment	Total
Cost			
At 1 January 2005	86,242	168,253	254,495
Currency adjustments during period	13,028	18,732	31,760
Additions due to acquisition	24,740	28,258	52,998
Additions during period	7,268	26,220	33,488
Revaluation of assets	0	(23)	(23)
Sales during period	(71)	(162)	(233)
Disposals during period	(12,534)	(27,208)	(39,742)
At 30 September 2005	118,673	214,070	332,743
Accumulated depreciation			
At 1 January 2005	28,142	81,125	109,267
Currency adjustments during period	1,744	10,925	12,669
Additions due to acquisition	3,505	22,862	26,367
Sales during period	(35)	(51)	(86)
Disposals during period	0	(613)	(613)
Depreciation of assets disposed	(11,713)	(25,753)	(37,466)
Impairment loss during period	0	666	666
Depreciation during period	1,903	11,956	13,858
At 30 September 2005	23,545	101,118	124,662
Net book value	95,128	112,952	208,080

Depreciation and impairment loss, classified by operational category, is shown in the following schedule:

	YTD 2005	YTD 2004
Cost of goods sold	9,102	5,521
Sales and marketing expenses	1,462	849
Administration	1,602	1,193
Research and development	2,358	1,819
	14,524	9,382

Interim financial statements of Actavis Group hf. 30 September 2005 22 *Amounts are in thousands of euro*

Notes to the consolidated interim financial statements

11. The Consolidation

At the end of the period the Company owned seventeen subsidiaries that are all included in the consolidation. The subsidiaries owned twenty-four subsidiaries at the end of the period. The companies are as follows:

Name of subsidiary	Location	Ownership	Principal activity
Actavis hf. (Delta hf.)	Iceland	100%	Production, Sales and Marketing
Actavis BV (Medis Holland BV)	Netherlands	100%	Holding company
Actavis Ltd. (Pharmamed Ltd)	Malta	100%	Production, S&M and R&D
Actavis Trading Ltd	Malta	100%	Trading
Actavis Ltd.	Cyprus	100%	Holding company
Actavis AD (Balkanpharma AD)	Bulgaria	100%	Holding company and S&M
Actavis Operations Ltd.	Bulgaria	100%	Holding company
Balkanpharma Dubnitsa AD	Bulgaria	95%	Production
Balkanpharma Troyan AD	Bulgaria	98%	Production
Balkanpharma Razgrad AD	Bulgaria	94%	Production
Balkanpharma Security AD	Bulgaria	100%	Security services
Balkanpharma OOO	Russia	100%	Sales and Marketing
Actavis OOO	Russia	90%	Sales and Marketing
Balkanpharma Healthcare Int.	Cyprus	100%	Sales and Marketing
MM Pharma LLC	USA	100%	Sales and Marketing
Verben S.A.	Uruguay	50%	Production, Sales and Marketing
Actavis UK Ltd.	UK	100%	Administration
Actavis Inc. (Pharmaco Inc.)	USA	100%	Business Development
Amide Holding Inc.	USA	100%	Holding company
Amide Pharmaceuticals Inc.	USA	100%	Production, S&M and R&D
Actavis Nordic A/S	Denmark	100%	Business Support
Actavis AS	Denmark	100%	Sales and Marketing
Nordisk Ibu-Pharma ApS	Denmark	100%	Sales and Marketing
Actavis OY	Finland	100%	Sales and Marketing
Actavis A/S	Norway	100%	Sales and Marketing
Actavis A/B (UNP Sweden AB)	Sweden	100%	Sales and Marketing
UAB Actavis Baltic	Lithuania	100%	Sales and Marketing
Biovena Pharma Sp.	Poland	100%	Sales and Marketing
Colotech AS,	Denmark	86%	Research and Development
Fako İlaçlari AŞ	Turkey	89%	Production, S&M and R&D
Lotus Laboratories Ltd	India	100%	Clinical Research Organisation
Medis GmbH	Germany	60%	Sales and Marketing
Medis Ltd.	Isle of Man	100%	Sales and Marketing
Medís ehf.	Iceland	100%	Third party sales
Medis Danmark AS	Denmark	100%	Third party sales
NM Pharma ehf.	Iceland	100%	Sales and Marketing
Pharma AVALANCHEe s.r.o.	Czech Rep.	100%	Sales and Marketing
Pharma AVALANCHEe s.r.o.	Slovakia	100%	Sales and Marketing
Zenara Pharma Ltd.	UK	50%	Joint venture
Zdravlje AD	Serbia	73%	Production, S&M and R&D
Zdravlje T Trade Ltd.	Serbia	100%	Sales and Marketing

* S&M = Sales and Marketing
* R&D = Research and Development

Interim financial statements of Actavis Group hf. 30 September 2005 23 *Amounts are in thousands of euro*

At the beginning of February the Company gained control over the Polish subsidiary Biovena Pharma Sp. At the beginning of April, the Company acquired 100% of the issued share capital of the Indian Clinical Research Company Lotus Laboratories Ltd. and Pharma AVALANCHEe s.r.o. in Czech Republic. Pharma AVALANCHEe specialises in the sales and marketing of generic pharmaceuticals. At the beginning of July the Company acquired through its subsidiary Actavis Inc., the pharmaceutical company Amide Pharmaceuticals Inc. in USA. Amide Pharmaceuticals Inc. develops, manufactures and sells generic pharmaceuticals.

12. Acquisitions

In accordance with IFRS 3 *Business combinations*, the allocation of business combination costs to the assets acquired and the liabilities and contingent liabilities assumed is provisional. The allocation will be completed prior to year end 2005.

All acquisitions have been accounted for by applying the purchase method. The acquisitions had the following effect on the Group's assets and liabilities.

	Amide Pharma. Inc	Other acquisitions	Total
Tangible assets			
Fixed assets	22,527	4,104	26,631
Working capital	7,312	2,839	10,151
	29,839	6,943	36,782
Intangible assets			
Know-how	22,257	2,500	24,757
Trade mark	6,187	1,235	7,422
Customer relationship	74,361	1,294	75,655
Pipeline	74,247	507	74,754
Goodwill	267,057	15,181	282,238
	444,109	20,716	464,825
Liabilities and commitments			
Long-term liabilities	9,879	683	10,562
Commitment due to earnout	55,111	0	55,111
Deferred income tax liability	42,318	1,009	43,326
	107,307	1,692	108,999
	366,641	25,967	392,608
Cash and cash equivalents (acquired)	19,419	945	20,364
Net cash outflow	347,222	25,022	372,244
	366,641	25,967	392,608

Fair value adjustments of inventories at Amide Pharmaceuticals Inc. on acquisition were EUR2.3 million and in respect of other acquisitions were EUR0.8 million.

Interim financial statements of Actavis Group hf. 30 September 2005 24 *Amounts are in thousands of euro*

Notes to the consolidated interim financial statements

13. Inventories

	30.9. 2005	31.12.2004
Raw material	47,503	32,361
Work in progress	15,090	14,348
Finished goods	31,166	24,415
Other inventories	3,141	448
	96,900	71,572

14. Trade and other receivables

	30.9. 2005
Trade receivables	158,935
Other receivables	76,801
Allowances for doubtful accounts	(9,256)
	226,479

Included in other receivables is a loan to the CEO amounting EUR2.6 million.

An allowance has been made for doubtful accounts and sales returns. This allowance has been determined by management in reference to past default experience. The directors consider that the carrying amount of trade receivables approximates their fair value.

Interim financial statements of Actavis Group hf. 30 September 2005 25 *Amounts are in thousands of euro*

15. Share capital

The Company increased its capital stock in a share offering in the end of June 2005. The share offering was a part of the Company's financing of the acquisition of the US based generic pharmaceutical company, Amide Pharmaceuticals Inc.

The capital stock was increased by 344,864,993 shares or 11.5% of the total capital stock. Total capital stock issued was 2,993,780,301 shares prior to the share increase. Total capital stock issued after the increase is 3,338,645,294 shares. The new capital stock was only offered to excisting shareholders. The board of directors also decided to sell 198,613,449 treasury shares. In total 543,478,442 shares were sold to shareholders or 18.15% of the total capital stock.

Changes in the nominal value of capital stock during the period:

	Number of shares in thousands	EUR
Outstanding capital stock at 1 January 2004	2,785,394	36,113
Purchase of treasury shares	(5,108)	(59)
Sale of treasury shares	10,876	127
Outstanding capital stock at 1 January 2005	2,791,162	36,181
New shares issued	344,865	4,345
Purchase of treasury shares	(22,318)	(288)
Sale of treasury shares	199,366	2,512
Outstanding capital stock at 30 September 2005	3,313,075	42,750

Capital stock is as follows and the nominal value of each share is one Icelandic krona.

	Number of shares in thousands	Ratio	EUR
Outstanding capital stock at the end of the period	3,313,075	99.2%	42,750
Treasury shares at the end of the period	25,569	0.8%	288
Total capital stock issued	3,338,645	100.0%	43,038

16. Stock Option

During the period Actavis Group granted its employees stock options exercisable in the years 2005 - 2007. The Company intends to use treasury shares and / or increase share capital to meet the options. These stock options at the end of the period amounted to 56.1 million shares.

	Number of shares			
Contract rate (ISK)/Conditions/Date granted	Nov.05	Nov.06	Nov.07	Total
38.5/Condtional/June 2005	18,709	18,709	18,709	56,126

Options are terminated if an employee leaves the Group before the options vest. The stock options are exercisable in 10 days from exercise date which falls on 10 November in 2005, 2006 and 2007 respectively.

17. Risk management

The principal objective of risk management is to reduce financial risk in the Group and to increase its financial stability. The Group's risk management policy constitutes a framework of guidelines and rules covering areas such as foreign exchange, interest, and use of derivatives, as well as liquidity and credit risk. The Group's treasury and risk management function is centralised and supports this objective by identifying, evaluating and hedging financial risk. The Group's Treasury guarantees cost-efficient funding and acts as an internal bank for the subsidiaries.

• Market risk
Foreign exchange risk, transaction and translation exposure. The Group operates internationally and is exposed to foreign exchange risk from various currencies. The underlying net foreign exchange transaction exposure is hedged with derivatives, mainly foreign exchange contracts. These instruments all mature within one year. The Group only hedges foreign exchange currency cash flow forecast of less than 12 months. Translation risk arises as a result of converting the Group's financial results to the functional currency. Translation risk is not hedged.

• Interest rate risk
Fluctuations in interest rates have a direct impact on earnings. The interest rates used in the Group's budget are based on forward rates and the Group policy is to have the majority of funding on floating interest rates.

• Credit risk
The Group has no significant credit risk. To minimise credit risk it focuses on ensuring that customers have an appropriate credit history and various guarantees are given. There is an active monitoring process within the Group.

• Liquidity and refinancing risk
The Group has uncommitted and committed credit lines in place to maintain sufficient liquidity and flexibility in funding. The Company is a net borrower and surplus liquidity is used to repay external debt.

Notes to the consolidated interim financial statements

18. Interest bearing loans

Interest bearing loans are specified as follows:

	30.9. 2005	31.12.2004
Loans in USD	5,933	31,003
Loans in EUR	468,404	133,257
Loans in CHF	3,777	12,209
Loans in GBP	3,309	2,301
Loans in JPY	1,944	11,923
Loans in SEK	2,150	1,442
Loans in MTL	8,996	8,272
Loans in BGL	0	3,268
Loans in ISK	883	229
Loans denominated in other currencies	748	527
	496,144	204,431
Current maturities, included in interest bearing loans	(14,545)	(41,448)
Interest bearing loans	481,600	162,983

Aggregated annual maturities are as follows:

On demand or within 12 months	14,545	41,448
Within 24 months	3,798	30,027
Within 36 months	9,198	23,346
Within 48 months	433,906	82,407
Within 60 months	16,374	6,420
Subsequent years	18,323	20,783
	496,144	204,431

Interim financial statements of Actavis Group hf. 30 September 2005 28 *Amounts are in thousands of euro*

Notes to the consolidated interim financial statements

19. Obligation under finance leases

Accounts payable under finance leases:	Min. lease payments 30.9. 2005	Min. lease payments 2004	Remaining balances 30.9. 2005	Remaining balances 2004
Obligation under finance leases	25,300	8,092	16,344	7,052
Current maturities	(2,643)	(2,507)	(1,827)	(2,158)
Long term obligation under finance leases	22,657	5,585	14,517	4,894
Aggregated annual maturities are as follows:				
On demand or within 12 months	2,643	2,507	1,827	2,158
Within 24 months	2,495	2,203	1,767	1,907
Within 36 months	1,831	919	1,163	820
Within 48 months	1,363	681	745	516
Subsequent years	16,966	1,782	10,842	1,651
	25,299	8,092	16,344	7,052
Less: future finance charges	(8,955)	(1,040)		
Remaining balances	16,344	7,052		

The management estimates that the fair value of the consolidated lease obligations approximates their carrying amount.

The obligations under finance leases are pledged by the lessor's charge over the leased assets.

20. Deferred tax

	Deferred tax asset	Deferred tax liabilities	Net
At 1 January 2005	21,247	(9,493)	11,754
Recognised directly in equity	0	2,201	2,201
Addions due to merger	0	(43,327)	(43,327)
Calculated tax for the period	(2,308)	(6,937)	(9,245)
Income tax payable for the period	316	2,968	3,284
Exchange differences	907	(1,477)	(570)
At 30 September 2005	20,162	(56,065)	(35,903)

Interim financial statements of Actavis Group hf. 30 September 2005 29 *Amounts are in thousands of euro*

Notes to the consolidated interim financial statements

21. Provisions

	Restructuring provisions
At 1 January 2005	3,962
Additional provision during the period	166
Utilisation of provision	(3,664)
Exchange difference	1,956
Currency adjustments	6
At 30 September 2005	2,426
On demand or within 12 months	(2,164)
Non-current provisions	262

22. Commitments

	Commitments
Contingent liability due to earn-out clauses	32,900
Loan guarantee granted to subsidiaries	12,000
Commitment to invest in Serbia during next three years	7,800
Commitment to increase share capital in subsidiary during next three years	2,000
At 30 September 2005	54,700

Purchase agreements in respect of acquired businesses include earn-out clauses based on performance. The total value of these earn-out clauses is capped at EUR88.0. Within this amount, the earn-out clause in respect of the acquisition agreement for Amide Pharmaceuticals Inc. represents a value of up to EUR83.0 million. As at 30 September 2005, EUR55.1 million of the Amide Pharmaceutical Inc. earn-out had been recognised. Subject to conditions, the balance of up to EUR27.9 million will be payable in March 2007.

Interim financial statements of Actavis Group hf. 30 September 2005 30 *Amounts are in thousands of euro*

23. Explanation of Transition to IFRSs

As stated in Note 2, these are the Group's first year's interim financial statements prepared in accordance with IFRS. The Accounting policies in note 2 have been applied in preparing the consolidated interim financial statements for the nine months ended 30 September 2005, the comparative information for nine months ended 30 September 2004, the financial statements for the year ended 31 December 2004 and 2003 and the preparation of an opening IFRS balance sheet at 1 January 2003 (the Group's date of transistion).

In preparing its opening balance sheet, comparative information for the nine months ended 30 September 2004 and financial statements for the year ended 31 December 2004, the Group has adjusted amounts previously reported in financial statements prepared in accordance with previous GAAP.

An explanation of how the transistion from previous GAAP to IFRSs has effected Groups financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Reconciliation of equity at 31 December 2004

Note		Previous GAAP	Effect of 01/01/2004 transition to IFRSs	Effect of 2004 transition to IFRSs	IFRSs
10.	Property, plant and equipment	142,523	1,502	1,203	145,228
8.	Goodwill	229,126	6,995	680	236,801
9.	Intangible Assets	32,905	(993)	(1,290)	30,622
	Deferred tax asset	21,217	12	18	21,247
	Financial Assets	10,002	(688)	(1,127)	8,187
	Total non-current assets	435,773	6,828	(516)	442,085
	Trade receivables	113,974	0		113,974
13.	Inventories	71,572	2,469	(2,469)	71,572
	Other receivables	39,850	0	(640)	39,210
	Cash and cash equivalents	17,325	0	0	17,325
	Total current assets	242,721	2,469	(3,109)	242,081
	Total assets	678,494	9,297	(3,625)	684,166
18.	Interest bearing loans	297,561	(4,753)	45	292,852
	Trade and other payables	78,029	(5,769)	1,119	73,379
	Employee benefits	5,753	0	0	5,753
	Restructuring provision	0	5,071	(1,110)	3,961
19.	Obligagtion under finance leases	0	6,661	391	7,052
	Deferred tax liability	9,578	621	(706)	9,493
	Total liabilities	390,921	1,831	(261)	392,490
	Total assets less total liabilities	287,573	7,466	(3,364)	291,676
	Outstanding capital stock	135,297	(503)	(281)	134,513
	Accrued stock option	47	(281)	234	0
	Other reserves	(29,250)	6,432	(593)	(23,410)
	Retained earnings	171,286	1,797	(2,364)	170,720
	Stockholders equity	277,380	7,445	(3,004)	281,823
	Minority interest	10,193	21	(361)	9,853
	Total equity	287,573	7,466	(3,365)	291,676

Interim financial statements of Actavis Group hf. 30 September 2005 31 *Amounts are in thousands of euro*

Notes to the consolidated interim financial statements

23. Explanation of Transition to IFRSs, *continued*

Reconciliation of income statement for YTD 2004

	YTD 2004 Previous GAAP	Effect of transition to IFRSs	YTD 2004 IFRSs
Revenue	318,359	(0)	318,359
Cost of sales	(162,472)	(8,528)	(171,000)
Gross Profit	155,887	(8,528)	147,359
Other revenue	21,422	1,003	22,425
Sales and marketing expenses	(41,350)	(1,743)	(43,093)
Research and development expenses	0	(30,816)	(30,816)
General and administrative expenses	(29,389)	4,359	(25,030)
Other operating expenses	(18,005)	18,005	0
Depreciation and amortisation	(15,441)	15,441	0
Income / (Loss) from associates	0	(844)	(844)
Finance income (expenses)	(10,107)	(2,174)	(12,281)
	(92,870)	3,231	(89,639)
Profit before tax	63,017	(5,297)	57,720
Tax expense	(12,427)	809	(11,618)
Minority interest	(2,495)	319	(2,176)
Net profit (loss)	48,095	(4,169)	43,926

Presentation

Depreciation of fixed assets is now allocated to appropriate line items in the income statement such as cost of goods sold, sales and marketing, research and development and general and administrative instead of presenting it in a separate line as previously. Impairment of goodwill is presented as a separate line in the income statement. Previously the impairment was included in the line depreciation and amortisation.

Balance sheet items have been reclassified to be in conformity with newly applied IFRS rules.

Investment in subsidiaries

In March 2004 the International Accounting Standards Board issued revised rules on business combinations. The Group's accounting methods concerning acquisition of subsidiaries have been adjusted to the new regulations.

All business combinations are accounted for by applying the purchase method. Goodwill has been recognized in acquisitions of subsidiaries and represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is not amortised but is tested annually for impairment.

Interim financial statements of Actavis Group hf. 30 September 2005 32 *Amounts are in thousands of euro*

23. Explanation of Transition to IFRSs, *continued*

Negative goodwill arising on an acquisition is recognized directly in the income statement.

The effect of applying IFRS to business combinations concerning subsidiaries is an increase in net equity at year-end 2004 by the amount of EUR12.7 million. The effect on the income statement for the year 2004 is an increase in net earnings of EUR48 thousand.

Development expenses
According to IFRS companies that undertake product development should capitalise such cost if an entity can demonstrate that the projects meet certain conditions and it can be demonstrated that future economic benefit will flow to companies. The Group has capitalised development cost that meets such conditions.

The Group retained the service of specialists to assist in reviewing the Group's compliance with IFRS concerning capitalised development expenses. The specialists submitted a detailed report on the matter which was used as a guide when the accounting methods concerning capitalisation of development cost were established.

The changes made to the capitalised development expenses resulted in a reduction of EUR4.2 million at year end 2004. The effect on the operation in the year 2004 is a reduction in net earnings amounting to EUR1.6 million.

Associates
The associates are incorporated in these interim financial statements using the equity method of accounting. Investments in associates are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of the associates in excess of the Group's interest in those associates are not recognised.

The effect of new accounting methods concerning associates results in a reduction of net equity in the amount of EUR2.2 million. Net earnings for the year 2004 is reduced by EUR1.1 million by this change.

Translation reserve
Accumulated foreign exchange difference arising on the translation of financial statements of foreign subsidiaries to the Group's reporting currency is eliminated as of 1 January 2003. Other changes in the translation reserve relate to the changes made to the financial statements of the subsidiaries when applying IFRS.

Changes in translation differences in the Group's stockholder's equity due to the implementation of IFRS by foreign subsidiaries is a reduction of EUR2.8 million.

Other changes
Other changes made to the Group's financial statements on the implementation of IFRS relate to the recognition of leased assets, changes in depreciation of fixed assets and share based payments.

The total increase in the Group's stockholders' equity at year-end 2004 due to other changes amounts to EUR0.9 million. Net earnings for the year 2004 are reduced by EUR0.4 million due to these other changes.

The Group applied IAS 39 as of 1 January 2005. The application results in a recognition of derivatives which are are recogniced at fair value and interest-bearing loans are stated at amortised cost with any difference between cost and redemption value recogniced in profit or loss over the period of the borrowings on an effective interest rate. The effect of applying IAS 39 is an increase in net equity at 1 January 2005 amounting to EUR1.3 million.

Interim financial statements of Actavis Group hf. 30 September 2005 33 *Amounts are in thousands of euro*

Notes to the consolidated interim financial statements

24. Events after the balance sheet date

-Business combination

In October the Company signed an agreement to purchase the human generic business of the US listed pharmaceutical company Alpharma Inc. The acquired business unit of Alpharma Inc. develops, manufactures and sells a broad range of generic pharmaceutical products. The human generic business of Alpharma Inc. employs approximately 2,800 people and operates in 11 countries around the world. The cost of the acquisition has a total consideration of USD810 million (EUR675 million) in cash.

At the end of October the Company acquired the Danish company Ophtha which specialises in the selling and marketing of ophthalmic products. The acquisition is not expected to have any material effect on the Group's financial results in 2005.

-Refinancing

In October the Company secured USD1,695 million (EUR1,413 million) in financing for the acquistion of Alpharma human generic business and refinancing of the majority of existing debt. The financing is combined of a USD970 million (EUR808 million) Term Loan Facility, a USD300 million (EUR250 million) Revolving Credit Facility and the placement of USD425 million (EUR354 million) equivalent in Preferred Shares. The Term Loan Facility has a 5 year maturity. The Revolving Credit Facility, which will initially be undrawn, has a 5 year maturity and is for general corporate purposes. The Preferred Shares, denominated in either ISK og EUR carry a cumulative preferred dividend and can be redeemed by the Company at any time. They carry no voting rights and, if not redeemed, have a conversion right six months after the fifth anniversary of the issue into 39% of total ordinary shares of the Issuer.

25. Financial ratios

The main financial ratios for the Group are as follows:	30.9. 2005	31.12.2004
Equity ratio	0.44	0.43
Current ratio	1.76	1.16
Internal value of shares	14.14	7.79

	30.9. 2005	31.12.2004
Return on equity	16.3%	26.6%
EBITDA	96,312	86,754
EBITDA as a percentage of revenues	25.0%	25.5%
Working capital provided by operating activities	81,146	65,061

Interim financial statements of Actavis Group hf. 30 September 2005 34 *Amounts are in thousands of euro*

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Annual General Meeting on 31 March 2005

4.3.2005 16:02:59

News categories: Shareholder meetings

Print

The Board of Actavis Group hf. ("ACT") ('Actavis'), the international generic pharmaceutical company, will hold its annual general meeting for the year 2004 on Thursday, March 31 at Listasafn Islands, Frikirkjuvegur, Reykjavik at 17:00 hours GMT. Ballots and other documents of the meeting will be available at the place of the meeting at its commencement. The date has been changed from previous announcement.

Actavis Group - Presentation of 3Q Results 2005 15.11.2005 09:04:03

News categories:
Glærur af kynningarfundi Actavis Group.pdf

Print

See enclosed presentation of 3Q Results of Actavis Group.

actavis
creating value in pharmaceuticals

3Q 2005 Financial Results

Analyst Meeting 15 November 2005



actavis
creating value in pharmaceuticals

Forward looking statement

Any statement contained in this presentation that refers to Actavis' estimated or anticipated future results or future activities are forward-looking statements which reflect the Company's current analysis of existing trends, information and plans. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially depending on factors such as the availability of resources, the timing and effect of regulatory actions, the success of new products, the strength of competition, the success of research and development issues, unexpected contract breaches or terminations, exposure to product liability and other lawsuits, the effect of currency fluctuations and other factors. Actavis does not undertake the obligation to update or alter these forward-looking statements beyond its duties as an issuer of listed securities on the Iceland Stock Exchange.

actavis
creating value in pharmaceuticals

Today's speakers



Robert Wessman
President & CEO



Mark Keatley
Chief Executive of Finance

actavis
creating value in pharmaceuticals

Agenda

Group 80 q

1. Financial highli
2. Sales performa
   - Own-label
   - Third-party
   - North America
4. Outlook
5. Q&A



Financial highlights



Asyran
Asyran
Asyran
Parkódín forte
Parkódín
Paratabs
Vostar-S
Vostar-S

Financial highlights 3Q

3Q 2005 Highlights

- Record profits and EBITDA margins
- Strong contribution from all revenue divisions
  - Own-Label sales slightly above expectations
  - Third-party sales showing significant improvement from 2Q as anticipated
  - North America division delivering strong results and continued high margins
- Recent acquisitions:
  - Keri Pharma (Hungary)
  - Higia (Bulgaria)
  - Human generic business of Alpharma
  - Ophtha (Denmark)
- Acquisition of Alpharma places Actavis among the world's five largest generics companies
- Group refinancing secured through US$1.27 billion senior debt facility and US$425 million preference share issue

Key Financials 3Q

	3Q 2005	3Q 2004	% Change
Operating revenues........	160,938	104,903	53.4%
Total operating expenses.	(124,386)	(84,005)	48.1%
EBITDA......................	48,302	26,952	79.2%
EBIT.........................	36,553	20,898	74.9%
Profit before tax..........	27,069	17,853	51.6%
Taxes........................	(3,864)	(3,628)	6.5%
Net profit....................	23,204	14,225	63.1%
Underlying Growth........	24.3%	5.8%	18.5%
Earnings per share (EPS).	0.00679	0.00465	45.8%

Financial highlights 9M

9M 2005 Hightlights

- Performance in line with expectations
- Eight strategic acquisitions completed:
  - Biovena (Poland)
  - Lotus laboratories (India)
  - Pharma Avalanche (Czech & Sloavakia)
  - Amide (USA)
  - Higia (Bulgaria)
  - Keri Pharma (Hungary)
  - Alpharma's generic business
  - Ophtha (Denmark)
- Strong performance throughout the year in key Own-label markets

Key Financials 9M

	9M 2005	9M 2004	% Change
Operating revenues........	384,717	340,784	12.9%
Total operating expenses.	(312,714)	(269,939)	15.8%
EBITDA......................	96,312	86,754	11.0%
EBIT.........................	72,003	70,845	1.6%
Profit before tax..........	54,833	57,720	5.0%
Taxes........................	(9,245)	(11,618)	20.4%
Net profit....................	45,587	46,102	[illegible]
Underlying Growth........	4.0%	12.5%	[illegible]
Earnings per share (EPS).	0.01464	0.01575	[illegible]

Financial highlights 9M

Revenue by segments



9M 2004
9M 2005
Other revenues 6%
API 5%
Intellectual property 2%
Own-label sales 50%
Third-party sales 37%
Other revenues 6%
API 4%
North America 8%
Intellectual property 3%
Own-label sales 55%
Third-party sales 24%

*API: Active Pharmaceutical Ingredients

Financial highlights 9M

Sales by geographic region


9M 2004
9M 2005
Baltics 1% Others 5%
Spain 2%
Ukraine & Moldavia 2%
Netherlands 3%
Iceland 3%
Austria 4%
Scandinavia 5%
UK 6%
Serbia 7%
Russia & CIS 9%
Bulgaria 12%
Turkey 20%
Germany 20%
Others 9%
Baltics 1%
Spain 1%
Netherlands 2%
Iceland 4%
Austria 2%
Scandinavia 5%
UK 3%
Serbia 6%
North America 10%
Germany 11%
Russia, Ukraine & CIS 12%
Bulgaria 12%
Turkey 23%

Revenue by quarter


EUR million
180
160
140
120
100
80
60
40
20
0
105
112
102
122
161
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005

EBITDA to revenues


EUR million
50
40
30
20
10
0
30%
25%
20%
15%
10%
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005

	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005
EBITDA	27.0	27.0	24.6	23.4	48.3
EBITDA to revenues	25.7%	24.0%	24.1%	19.2%	30.0%

Cost ratio development

EUR million


% of revenue
50%
40%
30%
20%
10%
0%

EUR million	Cost of Sales	Sales & Marketing	R&D	General	Total
1Q 2005	50.5	14.1	8.9	9.4	82.9
2Q 2005	63.1	20.7	9.5	12.1	105.4
3Q 2005	72.9	22.2	14.4	14.9	124.4

- Amortization of goodwill of new companies (mainly derived from Amide) amounted to 5.1m in 3Q, increasing R&D cost in the quarter
- Cost of sales decreasing as a ratio of revenue, due to increased production from Maltese site and higher margin products (rom Amide (North America division))
- Sales & marketing cost down as a result of lower marketing cost in key branded markets, including Turkey, Russia and Bulgaria

actavis
creating value in pharmaceuticals

Balance sheet
Assets


EUR million
1,500
1,200
900
600
300
0

	30/9 2005	31/12 2004	Change
Non-current assets	995.9	442.1	553.8
Current assets	417.7	242.1	175.6
Total assets	1,413.6	684.2	729.4

- The change in non-current assets was mostly due to the acquisition of Amide and other acquisitions.
- The change in current assets could largely be explained by the acquisition of Amide and increase in cash and cash equivalents.

actavis
creating value in pharmaceuticals

Balance sheet
Equity & liabilities


EUR million
1,500
1,200
900
600
300
0

	30/9 2005	31/12 2004	Change
Stockholders' equity	604.4	281.8	322.6
Minority interest	12.3	9.9	2.4
Non-current liabilities	560.0	183.1	376.9
Current liabilities	236.9	209.4	27.5
Total equity and liabilities	1,413.6	684.2	729.4

- The change in stockholders' equity was mostly due to the offering of new shares effective in July 2005.
- The change in non-current liabilities was mostly related to the financing of the acquisition of Amide that took effect in July 2005.

actavis
creating value in pharmaceuticals

Cash Flow
EUR '000

	9M 2005	9M 2004
Working capital from operating activities	81,146	65,061
Net Cash provided by operating activities	78,127	12,225
Investing activities	-397,918	-43,472
Financing activities	382,876	22,593
Net change in cash and cash equivalents	63,084	-8,653
Effects of foreign exchange adjustments	4,450	-1,103
Cash and cash equivalents at beginning of period	17,325	29,968
Cash and cash equivalents at end of period	84,859	20,212

actavis
creating value in pharmaceuticals

Sales performance


Asyran

Divisional overview

- Sales & Marketing, International (Own-label)
  - Own-label products developed by Actavis or in-licensed from other companies, but in Actavis livery
  - Key markets include Turkey, Bulgaria, Russia, Serbia and Scandinavia

Sales & Marketing, Third-party Global
  - Sales of products developed by Actavis to third-parties
  - Key markets include Germany, UK, Austria, the Netherlands, Spain and France

North America Division
  - Affects Actavis' results from beginning of July
  - Sale of Own-label products

Own-label sales - 3Q & 9M



Sales development
EUR209.9 million

Own-label sales by quarters

	1Q 2005	2Q 2005	3Q 2005	3Q 2004	9M 2005	9M 2004
Sales	64.2	73.2	72.5	58.8	209.9	171.6
% of Group Revenues	63.0%	60.0%	45.1%	55.9%	54.6%	50.5%
Underlying Growth	14.0%	26.6%	19.7%	0.2%	20.1%	-0.9%

- Highlights for 3Q and 9M
  - Sales up 23.4% in 3Q, 22.3% for 9M
  - Own-label represented 54.6% of the Group's revenue in 9M
  - Strong growth in all markets result of new product and market launches during the year
  - Continued pressure on prices in Turkey

Own-label sales - 9M
Top 10 products

Total EUR209.9 million


EUR million
12
10
8
6
4
2
0
Cravit
Troxevasin
Oracefin
Alfasid
Bioment
Phezam
Sedalgin Neo
Almagel
Heilpak
Spasmalgon

Top 10 products account for 35% of Own-label sales

Sales by therapeutic classes and markets - 9M

Own-label sales by markets 9M 2005	Own-label sales by therapeutic classes 9M 2005



ROW 3%
Serbia 10%
Nordic Region 12%
Turkey 37%
Russia, Ukraine & CIS 20%
Bulgaria 18%



Other 15%
Anti-infectives 31%
Alimentary 14%
Central nervous system 19%
Cardiovascular 21%

Own-label - key markets

Turkey - 37% of division sales

- Strong growth from 2004, sales up 24.0% in 3Q and up 32.6% for 9M
- Government imposed price decreases - pressure on margins
- Underlying growth was 15%, after excluding the exchange effects.



EUR million
3Q & 9M 2005
80
70
60
50
40
30
20
10
0
24.0%
32.6%
3Q 2004
3Q 2005
9M 2004
9M 2005

Bulgaria - 18% of division sales

- Sales up 14.5% in 3Q and up 8.4% in 9M
- Strengthened our position in the wholesaler market by acquiring the largest distributor, Higia



EUR million
3Q & 9M 2005
80
70
60
50
40
30
20
10
0
14.5%
8.4%
3Q 2004
3Q 2005
9M 2004
9M 2005

Own-label - key markets

Russia, Ukraine & CIS - 20% of division sales

- Growth from 2004 of 10.0% in 3Q and up 23.4% in 9M
- Very strong sales performance in Ukraine, as a result of a good cooperation with main distributors



EUR million
3Q & 9M 2005
45
40
35
30
25
20
15
10
5
0
10.0%
23.4%
3Q 2004
3Q 2005
9M 2004
9M 2005

North Europe - 12% of division sales

- Excellent growth of 77.2% from 2004 in 3Q and 18.8% in 9M
- Denmark had good sales in 3Q thanks to the contribution of Lamotrigine and Paraghurt



EUR million
3Q & 9M 2005
25
20
15
10
5
0
77.2%
18.8%
3Q 2004
3Q 2005
9M 2004
9M 2005



actavis
Third-party sales

Sales development
EUR103.7 million

Third-party sales by quarters - highlights

	1Q 2005	2Q 2005	3Q 2005	3Q 2004	9M 2005	9M 2004
Sales	26.8	33.3	43.6	33.8	103.7	131.4
% of Group Revenues	26.3%	27.3%	27.1%	32.1%	27.0%	38.7%
Underlying Growth	54.6%	13.8%	26.2%	18.5%	21.9%	34.7%

Highlights

- Highest sales in a single quarter since the exceptional 1Q 2004
- Sales performance of products in line with expectations in 3Q 2005
- Significant increase of sale of intellectual property - important predictor for the future
- Two successful new product launches during 3Q; Terbinafine and Sertraline tablets
- Efforts being intensified in new markets and towards new clients

Third-party - 9M
Total EUR103.7 million

Sales by segments



Finished Product
90%
10%
Intellectual Property

Sales by therapeutic class



Other 8%
Anti-infectives 12%
Cardiovascular 35%
Central nervous system 45%

Intellectual Property
- EUR10.2 million, up 38% from 2004
- Revenue from 42 products

Finished products
- EUR93.6 million, down 25% from 2004
- Revenue from 39 products

Third-party sales by markets - 9M
Finished products total EUR93.6 million



Other 19%
Germany 38%
Denmark 4%
Belgium 4%
Spain 5%
France 5%
Austria 5%
Netherlands 9%
UK 11%

*Market split excludes intellectual property

Third-party - 9M
Top 10 products

Total EUR93.6 million



EUR million
18
16
14
12
10
8
6
4
2
0
Citalopram
Ciprofloxacin
Paroxetine
Ramipril
Ramipril HCT
Lisinopril HCT
Sertraline
Lisinopril
Lamotrigine Dispersible
Terbinafine

Top 10 products account for 77% of finished products sales

actavis

North America sales



actavis

Sales development
EUR32.5 million

North America sales by quarters - highlights

	3Q 2005	9M 2005
Sales	32.5	32.5
% of Group Revenues	20.2%	8.4%

Highlights:

- Amide is consolidated into the Group's accounts from 1 July 2005
- Good performance with strong margins and 65.6% revenue growth between 3Q 2005 and 3Q 2004
- Acquisition of three products from Sandoz in August
- Three new products launched in the quarter

actavis

Outlook



actavis

Outlook



- **Guidance for 2005 - Actavis**
  - 4Q expected to be strong in terms of sales and margins
  - Year as a whole
    - Single digit underlying growth
    - Strong EBITDA to sales margins of 26%
- **Guidance for 2006 (including Alpharma)**
  - Revenue approximately EUR1.3 billion
  - EBITDA margin approximately 19 - 20%
  - Over 30 ANDA filings expected for US market
- **Guidance for 2007 (including Alpharma)**
  - Revenue approximately EUR1.5 billion
  - EBITDA margin approximately 20%

actavis
creating value in pharmaceuticals

Q&A



actavis
creating value in pharmaceuticals



Investor & Media Relations:

Robert Wessman, President & CEO	Tel: +354 535 2300
Mark Keatley, Chief Executive of Finance	Tel: +354 535 2300
Halldor Kristmannsson, Corporate comm.	Tel : +354 535 2300/ +354 840 3425
Financial Dynamics - London	
David Yates, Julia Phillips	Tel: +44 (0) 207 831 3113
Financial Dynamics - NY	
Charles Armitstead	Tel: (+1) 212 850 5600

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Insider Trading 16.11.2005 17:19:24

News categories: Insider trading Print

Name of insider	Sindri Sindrason
Relations with the issuer	Board member in Actavis Group
Date of transaction	16.11.2005
Buy or Sell	Kaup / Buy
Type of instrument	Hlutabréf / Equities
Number of shares	5.120.000
Price	45,1
Primary insider's holdings after the transaction	15.009.829
Primary insider's option holdings after the transaction	0
Related parties holdings after the transaction	5.120.000
Date of settlement	

Comments

The buyer is Fenster Investment Company Ltd., which is related to the insider.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Insider Trading 21.11.2005 14:06:12

News categories: Insider trading Print

Name of insider	Guðrún S. Eyjólfsdóttir
Relations with the issuer	Chief Executive of Quality Affairs, Actavis Group
Date of transaction	21.11.2005
Buy or Sell	Sala / Sale
Type of instrument	Hlutabréf / Equities
Number of shares	217.500
Price	46,4
Primary insider's holdings after the transaction	694.160
Primary insider's option holdings after the transaction	1.103.896
Related parties holdings after the transaction	0

0

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Announcement of shareholders' meeting on 2 December 2005 24.11.2005 10:11:48

News categories: Shareholder meetings Print

The Board of Actavis Group Ltd ("ACT"; 'Actavis') announces a shareholders' meeting to be held at the National Gallery of Iceland (Listasafn Íslands), Fríkirkjuvegi 7, Reykjavík, on 2 December 2005 at 4.30 p.m.

The agenda of the meeting is as follows:

1. A proposal by the Board to increase the Company's share capital in relation to the financing of the purchase of the generic pharmaceutical part of the company Alpharma Inc. and amendments to the Company's articles of association in connection with such an increase.
2. Other matters.

The main contents of the Board's proposal are as follows:

- The Board of the Company is to be authorised to issue new share capital in the Company in a new class of shares (Class B) for a nominal value of EUR 10,000,000 or the equivalent of that sum in ISK or USD. Each share in Class B shall have a nominal value of EUR 100,000 or the equivalent of that sum in ISK or USD.
- The main amendments to be made to the Company's articles of association in connection with the above proposal are as follows:
  - Share capital in the Company is to be divided into two classes conferring different rights: the present shares (Class A) and a new class of shares (Class B), which will confer certain preferential rights.
  - Class B shares shall be non-voting shares.
  - The Board of the Company shall be authorised to redeem Class B shares in the Company, entirely or partially, in exchange for the payment of the redemption price.
  - Shareholders in the Company shall not have a pre-emptive right to subscribe to the new shares.

Further details of the Board's proposal are available at the office of Actavis Group Ltd, Reyjavíkurvegi 76-78. For further information, please contact Halldór Kristmannsson, tel. 535 2525 and 840 3425 or by e-mail at hkristmannsson@actavis.com.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Share options exercised and new shares issued 24.11.2005 10:55:04

News categories: Insider trading Corporate news Print

Based on the Group's share option scheme, the following Chief Executives have exercised one third of their option plan, amounting to 5.151.515 shares, granted in June 2005. These shares cannot be sold during the next 12 months. Next exercising dates will be November 2006 and 2007.

The options exercised by the Group's Chief Executives are allocated as follows:

Name	Position	Nominal value	Price	Ownership after trade	Ownership of related parties	Remaining options
Aidan Kavanagh	Chief Executive of Operations	735.931	38.50	782.931	0	1.471.861
Guðbjörg Edda Eggertsdóttir	Chief Executive of Sales & marketing to third parties	735.931	38.50	21.327.072	13.000	1.471.861
Guðrún S. Eyjólfsdóttir	Framkvæmdastjóri Gæðasviðs	735.931	38.50	1.430.091	0	1.471.861
Sigurður Óli Ólafsson	Chief Executive of Sales & marketing of Own Label sales	735.931	38.50	742.231	0	1.471.861
Stefán J. Sveinsson	Chief Executive of R&D	735.931	38.50	1.853.364	0	1.471.861
Svafa Grönfeldt	Deputy to the CEO	735.931	38.50	735.931	0	1.471.861
Divya Patel	Chief Executive of North America sales	735.931	38.50	735.931	0	1.471.861

The Board of Directors have today granted a share option to the Chief Executive of Finance, Mark Keatley, based on the Group's share option scheme. Total number of shares granted are 2.204.792. He will be authorized to exercise one third of his option, in November 2005, 2006 and 2007. The strike price is 38.5 and he has the obligation not to sell the shares one year from exercising day. Mark has today exercised, one third of his options, total 735.931 shares. Ownership after trade is 735.931 shares.

In addition, other senior managers have exercised one third of their option plan, amounting to 10.815.411 shares. The share price is 38,5.

In relation to the share option scheme, the Board has decided to use its authority approved by the Company's shareholders, to issue up to 50.000.000 new shares to meet the Group's share option scheme. The Board has now decided to issue 17.750.000 new shares to meet the option plan.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Results of Shareholders Meeting 2 December 2005 5.12.2005 09:41:56

News categories: Shareholder meetings
Actavis Group - Sampykktir.pdf
Actavis Group - Articles of Association.doc

Print

The following proposals of the Boards of Directors of Actavis Group hf. were unanimously approved at a shareholders' meeting on Friday 2 December 2005.

The main content of the Board's proposal are as follows:

- The Board of the Company is to be authorised to issue new share capital in the Company in a new class of shares (Class B) for a nominal value of EUR 10,000,000 or the equivalent of that sum in ISK or USD. Each share in Class B shall have a nominal value of EUR 100,000 or the equivalent of that sum in ISK or USD.

- The main amendments to be made to the Company's articles of association in connection with the above proposal are as follows:

    - Share capital in the Company is to be divided into two classes conferring different rights: the present shares (Class A) and a new class of shares (Class B), which will confer certain preferential rights.

    - Class B shares shall be non-voting shares. Increase in the Company's share capital is subject to approval of owners of 50% of Class B shares

    - The Board of the Company shall be authorised to redeem Class B shares in the Company, entirely or partially, in exchange for the payment of the redemption price.

    - Owners of Class B shares shall have the right to convert their Class B shares into Class A shares after 1 May 2011, if the Company has not by then used its right to redeem the Class B shares

    - Shareholders in the Company shall not have a pre-emptive right to subscribe to the new shares

    - There are limitations on distribution of dividends to Class A shareholders until the Class B shares have been redeemed.

The approval of the above proposals lead to changes in Article 2, Article 4 and Article 5 of the Company's Articles of Association, as can bee seen in the enclosed updated Articles of Association.

For further information, contact:

Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

Articles of Association of the Company following amendments made at the Shareholders' Meeting on 2 December 2005.

ARTICLES OF ASSOCIATION
for the Company ACTAVIS GROUP hf.

1. **Company Name, Domicile and Purpose.**

1.01. The Company is a limited liability company. The name of the Company is Actavis Group hf.

1.02. The domicile and legal venue of the Company is at **Reykjavíkurvegur 76-78, Hafnarfjörður**.

1.03. The object of the Company is the importation, production and wholesale of pharmaceuticals, cosmetics, nursing supplies and related goods. Moreover, real estate management, management of subsidiaries, laboratory operation and related services, and trade in securities and other business operation as the Board of the Company may decide.

2. **The Share Capital of the Company**

2.01 **Two Classes of Shares**

2.01.1 The share capital of the Company is divided into two classes, Class A Shares and Class B Shares, with different nominal amounts and different rights as described below.

2.02 Class A Shares

2.02.1 The nominal value of the Class A Shares is 3,338,645,294 – Three thousand three hundred thirty eight million, six hundred and forty five thousand, two hundred and ninety four Icelandic krónur – divided into as many shares of one ISK each.

2.02.2 The board may increase the company's share capital in Class A by a nominal value of ISK 105,135,007 (one hundred and five million one hundred thirty five thousand 7/100 Icelandic krónur) by issuing 105,135,007 new Class A Shares. This authorisation is to remain valid until 31 March 2010. The new shares shall confer rights as from the date of registration of the share capital increase. The board may decide that payment for the shares may be made in a form other than cash. If the board's authorisation is used to meet the terms of stock option agreements that have been made with employees, or as a payment connected with the acquisition of companies, product licences or operations, then shareholders shall not have priority right to subscribe to the share capital increase.

2.02.3 The Class A share certificates of the Company shall be issued electronically in a securities depository pursuant to Act No. 13/1997 on the electronic registration of securities. All previously issued share certificates of the Company are void.

For the Company, a transcript from a securities depository shall be regarded as full proof of title to shares in the Company. Dividends at any time, as well as all notices, shall be sent to the party registered at any time as the owner of the shares in question at the securities depository. The Company assumes no responsibility for payments or notices being lost owing to failure to notify the Company of changes of address.

2.02.04 The holders of Class A shares have pro rata priority to subscribe to new Class A shares.

2.03 Class B Shares

2.03.1 The board may increase the company's share capital by a nominal value of EUR 10,000,000 (ten million euro), or the equivalent thereof in ISK or US$, by issuing 100 new Class B Shares, each of nominal value of EUR 100,000, or the equivalent thereof in ISK or US$. This authorisation is to remain valid until 31 January 2006. The shareholders of the Company shall not have priority to subscribe to the new Class B Shares. The new shares shall confer rights as from the date of registration of the share capital increase. The board can make the necessary amendments to these Articles of Association following such increase.

2.03.2 The Class B Shares shall not carry any voting rights, except that the Company's share capital, in either Class A or Class B, shall not be raised without the consent of holders of Class B Shares (the "Class B Shareholders") controlling more than 50% of the Class B Shares, except for the purpose of redemption of the Class B Shares as in such cases the Class B Shares shall not have any voting rights.

2.03.3 The Class B Shareholders shall have a priority right to the surplus assets of the Company available to distribution to its shareholders up to an amount which is the equivalent of the Redemption Price, as defined below, at the date of respite ("frestdagur") as defined in the Act on Insolvency.

2.03.4 There shall be no distribution of dividend or other means of equity payment to the holders of Class A Shares or any write off of any payment due from the holders of Class A Shares, unless the Class B Shares have been redeemed in full.

The Board of Directors of the Company is authorised to resolve at any time that the Company shall redeem the Class B Shares in part or in full, by giving to the holders of the Class B Shares to be redeemed (the "Redeemed Shareholders") a 30 days' prior notice in writing (the "Redemption Notice"). If in part, such redemption shall be on a *pro rata* basis. The Redemption Price payable to the Redeemed Shareholders for the Class B Shares shall be EUR 368,160,000 plus a premium of 11% per annum for the first year from the date of payment for the Class B Shares. The premium shall be increased annually by 1% on each anniversary of the payment date. The premium shall be calculated on a 360 day basis. Should the Class B Shares be redeemed within six months from the date of the payment for the Class B Shares, the premium shall be calculated for a six month period. The premium shall be cumulative and added to the principal amount for the first time on the first anniversary of the payment date and annually thereafter. In case any dividend or other distribution is paid out the holders of Class B Shares, such amount shall be withdrawn from the Redemption Price as it was on the date such payment was made.

The Redemption Notice shall be issued in the same manner as applies to the calling of an Annual General Meeting. In the Redemption Notice the holders of Class B Shares shall be encouraged to endorse their Class B Shares to the Company within four weeks. The terms of redemption and the redemption price shall be specified in the Redemption Notice. In case a share is not endorsed within the above time limit, the value thereof shall be paid into a deposit storage account in the name of the holder of rights. As of that time the Company is deemed to be the rightful owner of the Class B Share The Board of Directors shall have the right to make the necessary amendments to theses Articles of Association following the above conversion.

2.03.5 After 1 May 2011, upon written request by any shareholder any Class B Share shall be converted into Class A Share. The Board of Directors of the Company shall forthwith carry out the conversions and for each Class B Share converted a Class B Shareholder shall receive 21.345.437 Class A Shares, or a total of 2.134.543.700 Class A Shares for all the Class B Shares. Thereafter, a notice of the conversion shall be made to the Company Register for registration. The converted Class B Shares shall carry rights in the Company as Class A Shares from the date of such registration. The Board of Directors shall have the right to make the necessary amendments to theses Articles of Association following the above conversion.

2.03.6 In the event that one shareholder, or a group of shareholders acting in concert, has acquired more than 40% of the outstanding Class A Shares, the Company shall redeem the Class B Shares. The Redemption Price shall be calculated in accordance with clause 2.03.4 as at the date such limit is reached.

2.03.7 The board may elect to issue the Class B share certificates of the Company electronically in a securities depository pursuant to Act No. 13/1997 on the electronic registration of securities.

2.03.8 The holders of Class B shares have pro rata priority to subscribe to new Class B shares.

2.04 General Provisions applicable to both Class A and Class B

2.04.1 Each shareholder shall inform the Board of Directors of his address, and any notices concerning Company affairs may be sent to that address. A shareholder who fails to inform of such address shall not be entitled to receive any notifications which the Board may decide to send to shareholders personally, unless the Board has knowledge of the address in question, nor shall he be entitled to have dividends sent him.

Dividends, however, may be collected at the office of the Company within three years from the time that they first became payable; failing this, the dividend in question shall revert to the Company.

2.04.2 Each shareholder is under obligation, without specific commitment, to abide by the Articles of Association of the Company in their current form or as lawfully amended at any time.

Shareholders shall not be liable for the commitments of the Company beyond their share in the Company. This provision can not be amended or deleted by any resolution of any shareholders' meeting.

3. **Organisational Structure**

3.01. The Company shall be governed by:

a) Shareholders' Meetings.
b) The Board of Directors of the Company.
c) The Chief Executive Officer and Managing Directors, if appointed.

4. **Shareholders' Meetings**

4.01. The supreme authority in all the affairs of the Company, within the limits established by its Articles of Association and statutory law, is in the hands of lawful shareholders' meetings. A shareholder may authorise a proxy to attend meetings on his behalf. The proxy shall submit a written and dated letter of proxy.

A letter of proxy shall never by valid for more than 5 years from its date.

4.02. The Annual General Meeting shall be held before the end of March each year. The meeting shall be held in Hafnarfjörður or in Reykjavík or in another location decided by the Board of Directors of the Company at any time.

The Annual General Meeting shall be called by a notice in daily newspapers or other verifiable manner. The notice of the meeting shall state the business of the meeting. If the agenda includes a motion to amend the Articles of the Company, the substance of the motion shall be included in the notice of the meeting. The meeting shall be called with at least one week's notice. An Annual General Meeting is valid if it has been lawfully convened. Shareholders shall have ready access to the Company's register of shareholders during the weeks preceding the Annual General Meeting, either in the Company's office or another convenient location and at other times by arrangement with the Company Directors.

4.03. Shareholders' meetings shall be convened at the discretion of the Board of Directors, by a resolution of a meeting, or if the elected auditors or shareholders holding a minimum of 1/10 of the Class A Shares of the Company request a meeting by a written notice stating the business of the meeting. The Board of Directors shall notify shareholders of the business on the agenda in the notice of the meeting. Such extraordinary meetings, like other shareholders' meetings, shall be convened in the same manner as the Annual General Meetings, with one week's notice.

Once a legitimate request for a meeting has emerged, the Board of Directors shall call a meeting no later than two weeks following the receipt of the request. If the Board of Directors of the Company has not convened a meeting within that time, a request may be submitted to the Minister of Commerce to convene the meeting. Each shareholder

shall be entitled to have a specified item of business included on the agenda of a shareholders' meeting, provided that such shareholder submits a written request to this effect to the Board of Directors of the Company with sufficient advance notice for the item to be included on the agenda.

The Board of Directors of the Company shall call a shareholders' meeting within six months if the equity pursuant to the books of the Company falls below half of the listed share capital. At the meeting, the Board of Directors shall explain the financial situation of the Company and, if necessary, submit proposals for any required measures, including the dissolution of the Company.

4.04. The Agenda of the Annual General Meeting shall address the following items of business:

1) The report of the Board of Directors on the activities of the Company and its subsidiaries during the preceding year of operation.

2) The profit and loss statement and balance sheet of the Company and its subsidiaries for the preceding year of operation, together with the comments of the Company Auditors, submitted for confirmation.

3) Election to the Board of Directors, pursuant to Section 5.01.

4) Election of an Auditor, pursuant to Section 7.02.

5) Decision on remuneration to the members of the Board of Directors.

6) Decision on the disposal of the profit or loss of the Company and its subsidiaries.

7) Any other business.

In the event that shareholders controlling at least 1/3 of the shares so request in writing at the Annual General Meeting, decisions on items 2 and 6 shall be postponed to an adjourned Annual General Meeting, which shall be held at the earliest one month and at the latest two months later. Requests for further postponement are not permitted.

4.05. The meeting shall elect a chairman, who shall appoint a secretary for the meeting subject to the approval of the meeting. When the meeting has been called to order, a list shall be drawn up of the shareholders present and their proxies in order to ascertain how many shares and votes each of them controls. This list shall be used until such time as the shareholders' meeting decides to amend it.
The minutes of the meeting shall include decisions made at shareholders' meetings and the results of voting. A list of the shareholders present or their proxies shall be entered in the minutes or accompany them. The minutes shall be read aloud before the

end of the meeting and comments recorded, if any. The Chairman and Secretary of the Meeting shall sign the minutes.

Fourteen days following the shareholders' meeting, at the latest, the shareholders shall have access to the minutes, or a certified transcript, at the Company Office. The minutes shall be preserved in a secure manner.

The Annual General Meeting may establish special rules of order for shareholders' meetings.

4.06. At shareholders' meetings, each Class A Share of one króna shall carry one vote. In case of Class B Shares, each Class B Share shall carry one vote when deciding on a decision to increase the share capital of the Company, unless when such increase is in relation to the Redemption of the Class B Shares, then the Class B Shares shall not carry any voting rights in relation to such increase.

Decisions at shareholders' meetings shall be taken by majority vote of the relevant class of shares, unless otherwise provided in the Company Articles or statutory law. In the event of an equality of votes, a motion shall be regarded as rejected. In the event of an equality of votes between two or more candidates for a post in the Company, voting shall be repeated, but if a final conclusion is still not obtained, the issue shall be decided by lot.

The following amendments to the Articles of Association require the approval of all shareholders to take effect:

1) To curtail the right of shareholders to payment of dividends or to other allocations from the Company, for the benefit of parties other than shareholders.

2) To increase the obligations of shareholders to the Company.

3) To limit the right of shareholders to dispose of their shares or to compel them to endure redemption of their shares, except in the case of the dissolution of the Company or the redemption of Class B Shares in accordance with the terms of these Articles of Association.

A decision amending the Company's Articles which curtails the rights of shareholders to dividends or other payment from the Company, without the application of Item 1 of Paragraph 1 above[sic.], shall be valid only if approved by shareholders representing more than nine tenths of the share capital represented at a shareholders' meeting.

A decision to amend the Articles of Association of the Company which results in an alteration of the legal relations among shareholders shall be valid only if approved by the shareholders whose rights are curtailed.

4.07. A shareholder may appoint a proxy to attend a shareholders' meeting on his behalf and exercise his right to vote. A shareholder may attend a meeting accompanied by an advisor.

Only shareholders are entitled to attend shareholders' meetings, together with the Company Auditor, Chief Executive Officer and Managing Directors, irrespective of whether they are shareholders or not. However, the Board of Directors may invite experts to attend individual meetings for the purpose of obtaining their opinion or assistance.

5. **<u>The Board of Directors of the Company</u>**

5.01. Each year, the Annual General Meeting shall elect five Members to the Board of Directors of the Company. The eligibility of Members of the Board shall be subject to statutory law.

Elections to the Board shall always be by ballot if the number of nominations exceeds the number of Members to be elected.

If shareholders holding at least 1/5 of the Class A Shares so request, the Members of the Board shall be elected by proportional or multiple voting. Requests to this effect shall be delivered to the Board of Directors at least five days prior to the meeting.
In the event of an equality of votes after a repeat of the poll, the outcome shall be decided by lot.

The Board of Directors shall establish rules of procedure setting out further details concerning the conduct of its duties.

5.02. The Board of Directors shall elect a Chairman from their own ranks.

The Chairman shall convene meetings of the Board and preside at Board meetings. Meetings shall be held at the discretion of the Chairman. The Chairman shall also call a meeting of the Board if requested by one Member of the Board or the Chief Executive Officer. Meetings of the Board of Directors are valid only if attended by at least three members of the Board. Issues shall be decided by majority vote, unless otherwise provided in these Articles of Association or other lawful instructions.

Members of the Board shall keep minutes of proceedings at Meetings of the Board and confirm such minutes with their signatures.

5.03. The Board of Directors shall constitute the supreme authority of the Company between shareholders' meetings. The principal duties of the Board of Directors are the following:

1) To appoint a Chief Executive Officer and decide on his salary and the terms of his employment, establish his terms of reference and grant him powers of procuration.

2) To maintain constant and detailed supervision of all the operations of the Company, ensure that the organisation and activities of the Company are always in good and proper order. In particular, the Board of Directors shall ensure adequate supervision of the accounts of the Company and the disposal of its assets.

3) To represent the Company before the courts and government authorities.

4) To attend to any other business as necessary at any time.

5.04. Members of the Board shall have access to all books and documents of the Company.

5.05. The Board of Directors is empowered to enter the Company into commitments, and in this respect the signature of three Board members shall be sufficient, including for the pledging of assets.

6. <u>Chief Executive Officer and Managing Directors</u>

6.01. The Chief Executive Officer of the Company is responsible for the day-to-day operation of the Company pursuant to the rules established by the Board of Directors, or in accordance with these Articles. Day-to-day operation does not include measures which are unusual or extraordinary. The CEO shall ensure that the accounts and finances of the Company conform to statutory law and accepted practices and that the disposal of the property of the Company is secure.

The CEO is authorised, subject to the approval of the Board of Directors, to appoint a Managing Director, one or more, to manage the day-to-day management of individual units of operation of the Company. Such Managing Directors shall be issued with terms of reference.

6.02. The CEO of the Company is under obligation to observe all instructions of the Board of Directors. The CEO is required to provide any information that may be requested by the Board of Directors or Auditors of the Company.

A CEO may be engaged from among the members of the Board, with the exception of the Chairman.

7. <u>Accounts and Auditing</u>

7.01. The accounting year of the Company shall be the calendar year. Preparation of the annual accounts shall be completed one and a half months prior to each Annual General Meeting, at the latest, and the accounts delivered to the Auditor for a detailed audit.

7.02. Each Annual General Meeting shall elect an auditor or an auditing firm. Auditors may not, however, serve as members of the Board of Directors of the Company, as Chief Executive Officer or work in their service.

The Auditor shall examine all the books and accounts of the Company, and have access to all records or documents of the Company at any time.

The Auditor shall have completed the auditing of the annual accounts no later than two weeks before the Annual General Meeting, at which time he shall deliver the audited annual accounts, including the Auditor's report, to the Board of Directors. An audit record shall be kept as required by Article 89 of Act No. 32/1978.

The Report of the Board of Directors shall accompany the annual accounts.

7.03. Preparation of the annual accounts shall be governed by the provisions of Act No. 144/1994 on annual accounts.

8. **Own shares of the Company**

8.01. The Company may own up to 10% - ten per cent - of its own shares. However, the Board of Directors shall endeavour to dispose in a sound manner of the shares which it was regarded as reasonable for the Company to acquire in itself. Moreover, shares held by the Company in itself are unacceptable as security for loans extended to shareholders. No voting rights may be exercised in respect of shares owned by the Company in itself, and such shares shall be disregarded when determining the number of votes in the Company.

9. **Amendments to the Articles of Association of the Company**

9.01. The Articles of Association of the Company may be amended at lawfully convened Annual General Meetings, provided that the notice of the meeting clearly indicates that such amendments are scheduled and outlines the main substance of the amendments. An amendment will take effect only if approved by at least 2/3 of the cast votes, and the consent of shareholders controlling at least 2/3 of the shares in the Company represented in the meeting is required.

9.02. However, the terms of these Articles regarding voting rights of shareholders and equality among them cannot be amended except with the consent of 9/10 – nine tenths – of all votes, cf. Paragraph 2 of Article 94 of Act No. 2/1995 on Limited Liability Companies.

10. **Dissolution of the Company**

10.1. Motions on the dissolution and liquidation of the Company shall be subject to the same rules as amendments to these Articles. The votes of shareholders controlling at least 2/3 of the total shares in the Company are required to dissolve the Company. A shareholders' meeting that has made a valid decision to dissolve or liquidate the

Company shall also decide on the disposal of assets and the payment of debts, cf. Article 110 of Act No 2/1995.

11. Further Provisions

11.01. Where these Articles of Association provide no directions, the provisions of Act No. 2/1995 on Limited Liability Companies shall apply.

So amended and approved at a Shareholders Meeting on 2 December 2005.

For the Board of Actavis Group hf.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Completes its Acquistion of Higia ad in Bulgaria 5.12

News categories: Corporate news

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Reykjavik, Iceland, 2nd December 2005. Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, today announces that the acquisition of Higia AD, one of the largest pharmaceutical distributors in Bulgaria, has completed. Higia is now wholly owned by the Actavis Group.

All the required regulatory approvals, including authorization from the Bulgarian Commission of Protection of Competition, have been granted.

The combination of Actavis' strong portfolio and manufacturing capabilities with Higia's strategically important foothold in the distribution of pharmaceuticals in Bulgaria, is expected to generate significant opportunities to drive Actavis' revenue growth in this important market. Currently, Bulgaria is the Group's second largest market, with some EUR46 million in sales for first nine months in 2005 (12% of Group product sales). Higia's distribution network covers over 2000 pharmacies and has a significant share of pharmacy and hospital sales in the Bulgarian market.

The acquisition is expected to be consolidated into the Group accounts Finance as of December 1st. Furthermore, Higia is expected to add revenues of EUR90-100 million in the year 2006.

The purchase price was not disclosed and the transaction will be financed through a long-term credit facility.

Dr. Tahsin Yuksel, recently appointed Managing Director of Higia said:
"This is another significant step for Actavis in the Bulgarian market. Higia's distribution arm will not only provide us with a more direct route to our customers but it will also enhance our sales and marketing capabilities and provide a stronger platform for future growth. Furthermore, Higia will improve our competitive edge and strategic approach in Bulgaria and put us in a stronger position to compete with other countries in the European Union."

For more information:
Halldor Kristmannsson, Director of Corporate Communications, Tel. +354 535 2325

About Actavis
Actavis Group is an international generic pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of generic pharmaceuticals. Following the recent acquisition of Alpharma's generics business Actavis will have operations in over 30 countries and around 10,000 employees worldwide. Actavis is headquartered in Iceland, with development and manufacturing facilities in three continents. Actavis' conditional acquisition of Alpharma's generics business places the company among the five leading companies in the generic pharmaceuticals market.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Share increase

7.12.2005 09:10:11

News categories: Corporate news

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With a reference to the announcement of Actavis Group hf. of 24 November 2005, in which it was stated that Chief Executives had exercised one third of their option plan, amounting to 5.151.515 shares, and that other senior managers had exercised their options, amounting to 10.815.411 shares, it is hereby announced that senior managers exercised options were in total 10.138.377 shares. Therefore, Actavis Group hf. has today (6 December 2005), registered share increase for ISK 16.025.823 nominal value, to meet the company¿s share option scheme. The company¿s total share capital is, post the increase, 3.354.671.117 shares.

For further information, contact:
Halldor Kristmannsson
Corporate communications
(+354) 535-2300 / 840-3425, hkristmannsson@actavis.com

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Increase in Share Capital 8.12.2005 10:22:07

News categories: Listings / Delistings Print

Actavis Group hf. (Pharmaceutical company), symbol ACT, new shares of nominal value ISK 16,025,823 has been listed. According to announcement sent to ICEX on 7 December. Total number of shares listed is now ISK 3,354,5671,117 of nominal value.

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Completes Acquisition of Alpharma's Human Generics Business

20.12.2005 09:22:32

News categories: Corporate news

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Reykjavik, Iceland, 20 December 2005. Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, today announces that it has completed the acquisition of the human generics business of Alpharma Inc. (NYSE: ALO) following receipt of necessary regulatory approvals.

The acquisition of Alpharma makes Actavis one of the five largest companies in generic pharmaceuticals worldwide in terms of revenue*.

In addition to the acquisition of Alpharma's human generics business, Actavis acquired New Jersey- based Amide Pharmaceuticals in May 2005, giving the company a strong presence in the US. Over one third of 2006 Group revenues are expected to be generated in this key market. In addition, Actavis will gain a local presence for its own-label products in the largest European generic pharmaceutical markets, Germany and the UK, as well as enhancing its position in Scandinavia, the Netherlands, Portugal and other European countries.

The enlarged Group will have over 200 products in its development pipeline and in registration and is expected to file more than 30 Abbreviated New Drug Applications ("ANDAs") in 2006, positioning the Group among the leading companies in the US in terms of pending ANDAs. Actavis will acquire additional US Food and Drug Administration ("FDA") approved production capacity in the US in addition to European-approved (EU-GMP) plants in the UK, Norway and Indonesia. The enlarged Group's total manufacturing capacity will be over 24 billion tablets and capsules. The EBITDA margin for the enlarged Group is expected to be around 19-20% for 2006, with total revenues exceeding EUR1.3 billion.

Both Alpharma's generics business and Amide Pharmaceuticals will be rebranded as Actavis. The total consideration for Alpharma's human generics division was $810 million in cash.

Commenting, Mr Robert Wessman, President and Chief Executive of Actavis, said:
"Alpharma's strong liquid product portfolio complements Actavis' strengths in oral solid-dose products. We are also gaining access to Alpharma's marketing and distribution network in 11 countries which, together with additional production and R&D capabilities, will enable us to become an even stronger and more efficient organization."

For more information:

Actavis Group
Halldor Kristmannsson, Director of Corporate Communications, Tel. +354 535 2325

Financial Dynamics (New York)
Charlie Armitstead/ Matt Dallas/ Courtney Wen + 1 212 850 5691

About Actavis
Actavis Group is an international generic pharmaceutical company, founded in 1956, specialising in the development, manufacture and sale of generic pharmaceuticals. Following the recent acquisition of Alpharma's generics business Actavis will have operations in 32 countries and around 10,000 employees worldwide. Actavis is headquartered in Iceland, with development and manufacturing facilities in three continents. Actavis' acquisition of Alpharma's generics business places the company among the five leading companies in the generic pharmaceuticals market.

*Sources: Company Annual Reports and publications, SEC filings, (10Ks and 20Fs), The Datamonitor Generic Guide December 2004, Internal Estimates

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Made changes to its Organisational Structure 20.12.2005 09:59:01

News categories: Corporate news Print

The Actavis Group (ICEX: ACT) today announces that it has made changes to its organisational structure, in relation to the acquisition of the human generics business of Alpharma Inc.

The Executive Board now consists of eight Executive Vice Presidents in addition to the Deputy to the CEO and the Chief Executive Officer.

The members of the Executive Board, in addition to the CEO, Robert Wessman, are:

Aidan Kavanagh (49), Executive Vice President of Operations, CEE & Asia.
Kavanagh will be responsible for the manufacturing sites in Central-Eastern Europe and Asia, in addition to the co-ordination of procedures across the Group in the area of technical support and global purchasing. He joined Actavis in September 2003, bringing with him over 18 years of experience in the global pharmaceutical industry. Before assuming his present position he served as a consultant to Actavis during its acquisition of the Serbian subsidiary, Zdravlje.

Elin Gabriel (42), Executive Vice President of Operations in Western Europe and the US.
Gabriel is responsible for the manufacturing sites in Western Europe and America, in addition to the procedures and coordination of the supply chain processes and procedures across the Group, Lean Six Sigma improvement processes designed to enhance speed and const efficiency, and Third-party supply management. She joined Actavis in 2005 from Alpharma, where she served as VP Global Supply Chain for the past 2 years. She brings over 20 years experience in supply chain and operations in the pharmaceutical, chemical, fibre, plastic, films, and semiconductor industries, mostly with Honeywell and AlliedSignal. Elin has a degree in Chemical Engineering from North Carolina State University and a Masters in Business degree from The College of William and Mary.

Gudbjorg Edda Eggertsdottir (54), Executive Vice President of Third-party sales.
Eggertsdottir is responsible for sales of intellectual property and finished products to third parties (other pharmaceutical companies). She joined Actavis in 2002 following the company's merger with Delta, where she had been Deputy CEO and Managing Director, Exports. Gudbjorg has an MSc degree in Pharmacy and has worked in the pharmaceutical industry since 1976.

Jonas Tryggvason (46), Executive Vice President of Central-Eastern Europe and Asia sales.
Tryggvason is responsible for the Group' sales in Central-Eastern Europe and Asia. He joined Actavis in August 2003 as a Business Development Manager of Actavis in Bulgaria and now serves as the Regional Director for Russia, CIS and Ukraine from January 2004 in Moscow, Russia. Previously he was Vice President of Marketing of Pacific Horizon Petroleum in Seattle, USA, since 1997. Jonas holds a Master degree in the field of international relations from University of Kent, BSIS, Brussels, studied Computer Science at University of Iceland and graduated from State Institute of Physical Education, Moscow, Russia, with a Master degree in Physical Education and Sports Training.

Mark Keatley (48), Executive Vice President of Finance and IT.
Keatley joins Actavis from Famar SA, the leading European contract manufacturer of pharmaceuticals, where he served as the CFO in London since 2002. Prior to joining Famar, he served as CFO at Ardana Bioscience Limited in Edinburgh from 2001 to 2002, and Ashanti Goldfields Company Limited in Accra, Ghana, from 1994 to 2000. Prior to his roles as CFO, Mark was an investment banker and a financial analyst. Mark holds an MBA degree from Stanford Business School, USA, and graduated from Cambridge University, UK, with a Master of Philosophy degree in International Relations and an MA in History. He is a qualified accountant in the UK where he is a member of the UK Chartered Institute of Management Accountants.

Sigurdur Oli Olafsson (37), President of North America sales.
Olafsson will be responsible for Actavis operations in North America. A Pharmacist from the University of Iceland, he joined Actavis in 2003 after working for Pfizer UK from 1998 and then Pfizer in the US from 2001

where he worked in Global Research and Development. Previously Olafsson served as Marketing Manager for an Actavis subsidiary, later becoming Drug Development Manager.

Svafa Gronfeldt (40), Deputy to the CEO.
Gronfeldt joined Actavis in 2004 as Chief Executive of Strategy and Organisational Development. Prior to joining Actavis she was the Country Managing Partner of IMG Deloitte Consulting in Iceland and a member of the Deloitte EMEA leadership team. She has been a lecturer in Management and Leadership studies in the faculty of Business Administration and Economics at the University of Iceland since 1997. She has a MSc degree in Technical and Professional Communication from FIT and a PhD in Industrial Relations from the London School of Economics and Political Science.

Stefan Jokull Sveinsson (42), Executive Vice President of R&D.
Sveinsson joined Actavis in 2002 following the company's merger with Delta. He had worked at Delta since 1993 and most recently served as Managing Director, Development. Previously he was Assistant Professor of Pharmaceutics at the University of Iceland (1991-1993). Stefan has a Master's degree in Pharmaceutics from Dailhouse University, Canada.

Svend Anderson (44), Executive Vice President of W-Europe, Middle East and Africa sales.
Andersen is responsible for Group sales in Western Europe, Middle East and Africa. He joined Actavis after the acquisition of Alpharma. Andersen was the Vice President and General Manager of Alpharma businesses units in Europe and the MEA markets (Middle East and Africa). Prior to joining Alpharma he served as Vice President of Commercial Operations of Ferrosa A/S. Andersen has more than 20 years experience in the industry and holds 3 commercial degrees from Copenhagen Business School.

Fred Lynch, the President of Alpharma's Human Generics business, will leave the company as of 1 February to take on other responsibilities.

For further information please contact Halldor Kristmannsson, Director of Corporate Communications, Actavis Group. Tel: +354 535 230

Actavis Chief Executive Increases Shareholding

Release number: 1029179 | Date: 9.1.2006 | Time: 11:57 AM

Reykjavik, Iceland, January 9, 2006. Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, today announces that Aceway corporation, an investment company in the ownership of the Chief Executive Officer, Robert Wessman, has acquired shares in the Company.

Aceway has purchased a forward contract from Straumur Burdaras of 64,814,815 common shares at the price 54 per share. The shares are with voting rights, with a redemption date 9 July 2006. In addition, Aceway has purchased 25.569.371 of Actavis Group treasury shares for 53,4 per share. The company has also purchased a call option for 25.567.371 shares, dated 1 June 2008. The purchase means that Mr. Wessman now holds a total of 129.688.912 shares, representing 3,87% of the total common shares outstanding.

actavis
creating value in pharmaceuticals

Actavis successfully completes syndication of $1.3 billion acquisition facility

Release number: 1029766 | Date 12.1.2006 | Time: 3:27 PM

Actavis Group, the international generic pharmaceutical company has successfully completed the syndication of a $1.3 billion acquisition facility. The sole underwriter and book-runner is UBS Limited.

The proceeds have been used to fund Actavis' $810 million acquisition of Alpharma Inc.'s human generics division in October 2005 and to refinance Actavis' June 2005 syndicated credit facility.
The facility is split into a US$970 million 5-year Term Loan and a US$300 million 5-year Revolving Credit Facility. The proceeds of the facility together with a concurrent preference share offering in Iceland with net proceeds of US$425 MILLION underwritten by Islandsbanki hf. and Landsbanki Islands hf., funded the acquisition of Alpharma's human generics business for a total consideration of US$810 million as well as refinanced Actavis' June 2005 syndicated credit facility.

The syndication was successfully oversubscribed with ABN Amro, Bank of America, BNP Paribas, HSBC and WestLB joining as Mandated Lead Arrangers, 7 banks as Arrangers and 13 banks joining on a Co-Arranger level.

The acquisition of Alpharma which closed on December 19 has made Actavis one of the five largest companies in generic pharmaceuticals worldwide in terms of revenue.

Previously, Actavis had acquired New Jersey -based Amide Pharmaceuticals in May 2005, giving the company a strong presence in the US. Following the acquisition of Alpharma's human generic business, over one third of 2006 Group revenues are expected to be generated in the key US market. In addition, Actavis has gained a local presence for its own-label products in the largest European generic pharmaceutical markets, Germany and the UK, as well as enhancing its position in Scandinavia, the Netherlands, Portugal and other European countries.

The enlarged Group has over 200 products in its development pipeline and in registration and is expected to file more than 30 Abbreviated New Drug Applications ("ANDAs") in 2006, positioning the Group among the leading companies in the US in terms of pending ANDAs. Actavis has acquired additional US Food and Drug Administration ("FDA") approved production capacity in the US in addition to European-approved (EU-GMP) plants in the UK, Norway and Indonesia. The enlarged Group's total manufacturing capacity IS over 24 billion tablets and capsules. The EBITDA margin for the enlarged Group is expected to be around 19-20% for 2006, with total revenues exceeding EUR1.3 billion.

actavis
creating value in pharmaceuticals

Actavis Group - Increases Share Capital

Release number: 1030698 | Date: 20.1.2006 | Time: 11:31 AM

With reference to the announcement of the results of the Actavis Group hf. shareholders meeting, dated December 2, 2005, it is hereby announced that the Company's Board of Directors has exercised its rights to increase the Company's share capital by issuing Class B shares for a nominal value of EUR 10,000,000. The increased share capital has been registered with the Internal Revenue's Registry of Enterprises.

actavis
creating value in pharmaceuticals

Actavis acquires remaining stake in Turkish pharmaceutical company Fako

Release number: 1030891 | Date: 23.1.2006 | Time: 11:41 AM

Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, today announces that it has acquired the remaining 11% stake in the Turkish generic pharmaceuticals company Fako for US$20.4 million. Fako now becomes a wholly-owned subsidiary of the Actavis Group.

Actavis acquired an 89% stake in Fako in December 2003 for an initial purchase price of US$63 million. In addition, Actavis agreed to provide Fako with up to US$15 million to assist its funding requirements.

Fako is Turkey's fifth-largest generic pharmaceutical company, specialising in the development, production and sales of pharmaceuticals. It has a total workforce of around 1,200 employees. Along with its headquarters in Istanbul, the company has 10 sales offices throughout Turkey. Fako also develops and produces active pharmaceutical ingredients.